PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

07023091

QANTAS

30 March 2007

Exemption Number 82-4130

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549

SEC MAIL PROCESSING RECEIVED APR 3 0 2007 WASH. D.C. 160 SECTION

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Letter	13/02/2006	Change of Address of Share Register
Letter	15/02/2006	Appointment of Assistant Company Secretary
Announcement	16/02/2006	Half Yearly Report
Media Release	16/02/2006	Qantas Reports Half Year Profit of $483.5m
Media Release	16/02/2006	Qantas Group Executive Changes
Announcement	16/02/2006	2005/2006 Half Year Results Presentation to Investors
Announcement	17/02/2006	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	17/02/2006	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	17/02/2006	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Media Release	21/02/2006	Qantas Welcomes Government Decision
Media Release	09/03/2006	Qantas Statement on Engineering and Maintenance Operations
Announcement	17/03/2006	Preliminary Monthly Traffic & Capacity Statistics – January 2006
Announcement	21/03/2006	Appendix 3B – New Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	29/03/2006	Qantas To Raise US$400 Million
Announcement	04/04/2006	Preliminary Monthly Traffic & Capacity Statistics – February 2006
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Michael Henry Codd
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Peter John Cosgrove
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Garry Arthur Hounsell
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – James Douglas Packer
Media Release	11/04/2006	Qantas Group International Networks
Media Release	11/04/2006	Jetstar to Fly to South East Asia, Japan and the Pacific

QANTAS

Media Release	12/04/2006	Qantas And Air New Zealand Sign Tasman Agreement
Media Release	26/04/2006	Qantas To Increase Fuel Surcharges
Letter	08/05/2006	Qantas Dividend Policy
Announcement	09/05/2006	Preliminary Monthly Traffic & Capacity Statistics – March 2006
Letter	10/05/2006	Update on the Level of Foreign Relevant Interest in Qantas Shares
Letter	17/05/2006	Retirement of James Kennedy as Non-Executive Director
Media Release	31/05/2006	James Strongs Join Qantas Board
Announcement	08/06/2006	Preliminary Monthly Traffic & Capacity Statistics – April 2006
Media Release	21/06/2006	ASX Release
Media Release	21/06/2006	Qantas Restructure Catering
Announcement	03/07/2006	Appendix 3X – Initial Director's Interest Notice – James Alexander Strong
Announcement	13/07/2006	Preliminary Monthly Traffic & Capacity Statistics – May 2006
Media Release	08/08/2006	Qantas Extends Contracts for Chief Executive Officer and Chief Financial Officer
Announcement	17/07/2006	Appendix 3Z – Final Director's Interest Notice – James Joseph Kennedy
Media Release	16/08/2006	Qantas Launches Freight Business
Announcement	17/08/2006	Preliminary Final Report for the Year Ended 30 June 2006
Media Release	17/08/2006	Media Release for the Year Ended 30 June 2006
Announcement	17/08/2006	Investor Presentation for the Year Ended 30 June 2006
Media Release	18/08/2006	Changes to Qantas International Fuel Surcharges
Announcement	25/08/2006	Appendix 3Y – Change of Directors Interest Notice – Peter Allan Gregg
Announcement	08/09/2006	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	08/09/2006	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Announcement	11/09/2006	Qantas 2006 Annual Report
Announcement	11/09/2006	Notice of Annual General Meeting
Announcement	11/09/2006	Proxy Form
Announcement	13/09/2006	Preliminary Monthly Traffic & Capacity Statistics – July 2006
Announcement	22/09/2006	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	04/10/2006	Qantas Statement on A380 Delay
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Michael Henry Codd
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Peter John Cosgrove
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Garry Arthur Hounsell
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – James Douglas Packer
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – James Alexander Strong

QANTAS

Announcement	05/10/2006	Preliminary Monthly Traffic & Capacity Statistics – August 2006
Announcement	05/10/2006	Amended Preliminary Monthly Traffic & Capacity Statistics – August 2006
Media Release	19/10/2006	Qantas To Reduce Fuel Surcharges
Media Release	19/10/2006	Qantas To Outsource IT Support Services
Announcement	19/10/2006	2006 Annual General Meeting – 19 October – Chairman's Address
Announcement	19/10/2006	2006 Annual General Meeting – 19 October – Chief Executive Officer's Address
Letter	19/10/2006	Results of Resolutions and Proxy Information – 2006 Annual General Meeting
Announcement	26/10/2006	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon
Announcement	26/10/2006	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg
Media Release	30/10/2006	Qantas Orders Additional A380 Aircraft
Announcement	06/11/2006	Preliminary Monthly Traffic & Capacity Statistics – September 2006
Letter	08/11/2006	Update on the Level of Foreign Relevant Interest in Qantas Shares
Media Release	15/11/2006	Qantas Statement
Media Release	16/11/2006	Qantas Announces Changes to Japan Services
Announcement	22/11/2006	Qantas Statement – Macquarie Bank Ltd and Texas Pacific Group
Announcement	24/11/2006	Qantas Chief Executive Officer Statement
Media Release	01/12/2006	Qantas Statement to the ASX
Announcement	01/12/2006	Preliminary Monthly Traffic & Capacity Statistics – October 2006
Letter	13/12/2006	Update on Approach from Consortium
Letter	14/12/2006	Request for Trading Halt
Media Release	14/12/2006	Qantas recommends Revised Offer from Airline Partners Australia
Letter	27/12/2006	Letter from Chairman to Qantas Shareholders
Media Release	16/01/2007	Qantas To Reduce Fuel Surcharges
Announcement	25/01/2007	Preliminary Monthly Traffic & Capacity Statistics – November 2006
Announcement	08/02/2007	Consolidated Interim Financial Report for the Half-Year Ended 31 December 2006
Media Release	08/02/2007	Qantas Reports Half-Year Profit of $523 Million
Announcement	08/02/2007	2006/07 Interim Results Supplementary Information
Announcement	12/02/2007	Qantas Target's Statement
Media Release	14/02/2007	Qantas Statement on Air New Zealand Convertible Notes
Announcement	16/02/2007	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	21/02/2007	Qantas Corrects Inaccurate Reporting
Media Release	22/02/2007	Qantas Signs RAAF Tanker Contract
Media Release	27/02/2007	Qantas Chooses General Electric For B787 Fleet
Announcement	12/03/2007	Preliminary Monthly Traffic & Capacity Statistics – January 2007

QANTAS

Media Release	15/03/2007	Qantas Statement
Media Release	21/03/2007	Qantaslink to Increase Regional Capacity with Expanded Boeing 717 Fleet
Media Release	29/03/2007	Qantas Group Boosts Domestic Fleet

To the Australian Investments and Securities Commission:

Letter	20/01/2006	Qantas Deferred Share Plan
Letter	31/01/2006	Qantas Long Term Executive Incentive Plan (QLTEIP)
Letter	22/02/2006	Qantas Long Term Incentive Plan (QLTEIP)
Form	02/03/2006	Form 484 - Change to Company Details – Section C2 Issue of Shares and Form 909 – Notification of Office at Which Register is Kept
Form	07/03/2006	Form 484 – Change to Company Details – Section B1 Cease Company Officeholder and Section B2 – Appoint Company Officeholder
Form	14/03/2006	Form RA01 Notification to Register, Change details of, or Cease as an Agent
Form	21/03/2006	Form 379 – Suppression of Residential Address
Form	27/03/2006	Form 379 Application for Suppression of Residential Address
Form	06/04/2006	Form 484 – Change to Company Details – Section C2 Issue of Shares
Documents	30/06/2006	Evidence of Eligibility For Relief Under Class Order
Documents	30/06/2006	Assumption Deed Relating to Class Order
Form	04/07/2006	Form 484 – Change to Company Details – Section B1 Cease Company Officeholder
Form	04/07/2006	Form 484 – Change to Company Details – Section B2 – Appoint Company Officeholder
Form	21/07/2006	Form 492 – Request for Correction
Letter	25/10/2006	Qantas Deferred Share Plan – Qantas Employee Share Plan
Letter	22/09/2006	Qantas Deferred Share Plan (DSP)
Form	30/10/2006	Form 484 – Change to Company Details – Section C2 Issue of Shares
Form	26/10/2006	Form 960 – Application for Copy of a Certificate
Letter	03/11/2006	Qantas Deferred Share Plan (DSP)
Form	13/11/2006	Form 410 – Reservation of a Name
Form	28/02/2007	Form 484 – Change to Company Details – Section C2 Issue of Shares
Form	20/03/2007	Form 484 – Change to Company Details – Section C3 – Change to Share Structure Table and Section C4 – Change to Members Register

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

Please contact me on the below numbers with any questions.

Yours faithfully

Cassandra Hamlin
Acting Company Secretary

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

QANTAS

30 March 2007 **Exemption Number 82-4130**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Letter	13/02/2006	Change of Address of Share Register
Letter	15/02/2006	Appointment of Assistant Company Secretary
Announcement	16/02/2006	Half Yearly Report
Media Release	16/02/2006	Qantas Reports Half Year Profit of $483.5m
Media Release	16/02/2006	Qantas Group Executive Changes
Announcement	16/02/2006	2005/2006 Half Year Results Presentation to Investors
Announcement	17/02/2006	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	17/02/2006	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	17/02/2006	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Media Release	21/02/2006	Qantas Welcomes Government Decision
Media Release	09/03/2006	Qantas Statement on Engineering and Maintenance Operations
Announcement	17/03/2006	Preliminary Monthly Traffic & Capacity Statistics – January 2006
Announcement	21/03/2006	Appendix 3B – New Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	29/03/2006	Qantas To Raise US$400 Million
Announcement	04/04/2006	Preliminary Monthly Traffic & Capacity Statistics – February 2006
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Michael Henry Codd
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Peter John Cosgrove
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – Garry Arthur Hounsell
Announcement	05/04/2006	Appendix 3Y – Change in Director's Interest Notice – James Douglas Packer
Media Release	11/04/2006	Qantas Group International Networks
Media Release	11/04/2006	Jetstar to Fly to South East Asia, Japan and the Pacific

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

QANTAS

Media Release	12/04/2006	Qantas And Air New Zealand Sign Tasman Agreement
Media Release	26/04/2006	Qantas To Increase Fuel Surcharges
Letter	08/05/2006	Qantas Dividend Policy
Announcement	09/05/2006	Preliminary Monthly Traffic & Capacity Statistics – March 2006
Letter	10/05/2006	Update on the Level of Foreign Relevant Interest in Qantas Shares
Letter	17/05/2006	Retirement of James Kennedy as Non-Executive Director
Media Release	31/05/2006	James Strongs Join Qantas Board
Announcement	08/06/2006	Preliminary Monthly Traffic & Capacity Statistics – April 2006
Media Release	21/06/2006	ASX Release
Media Release	21/06/2006	Qantas Restructure Catering
Announcement	03/07/2006	Appendix 3X – Initial Director's Interest Notice – James Alexander Strong
Announcement	13/07/2006	Preliminary Monthly Traffic & Capacity Statistics – May 2006
Media Release	08/08/2006	Qantas Extends Contracts for Chief Executive Officer and Chief Financial Officer
Announcement	17/07/2006	Appendix 3Z – Final Director's Interest Notice – James Joseph Kennedy
Media Release	16/08/2006	Qantas Launches Freight Business
Announcement	17/08/2006	Preliminary Final Report for the Year Ended 30 June 2006
Media Release	17/08/2006	Media Release for the Year Ended 30 June 2006
Announcement	17/08/2006	Investor Presentation for the Year Ended 30 June 2006
Media Release	18/08/2006	Changes to Qantas International Fuel Surcharges
Announcement	25/08/2006	Appendix 3Y – Change of Directors Interest Notice – Peter Allan Gregg
Announcement	08/09/2006	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	08/09/2006	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Announcement	11/09/2006	Qantas 2006 Annual Report
Announcement	11/09/2006	Notice of Annual General Meeting
Announcement	11/09/2006	Proxy Form
Announcement	13/09/2006	Preliminary Monthly Traffic & Capacity Statistics – July 2006
Announcement	22/09/2006	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	04/10/2006	Qantas Statement on A380 Delay
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Michael Henry Codd
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Peter John Cosgrove
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – Garry Arthur Hounsell
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – James Douglas Packer
Announcement	05/10/2006	Appendix 3Y – Change of Director's Interest Notice – James Alexander Strong

QANTAS

Announcement	05/10/2006	Preliminary Monthly Traffic & Capacity Statistics – August 2006
Announcement	05/10/2006	Amended Preliminary Monthly Traffic & Capacity Statistics – August 2006
Media Release	19/10/2006	Qantas To Reduce Fuel Surcharges
Media Release	19/10/2006	Qantas To Outsource IT Support Services
Announcement	19/10/2006	2006 Annual General Meeting – 19 October – Chairman's Address
Announcement	19/10/2006	2006 Annual General Meeting – 19 October – Chief Executive Officer's Address
Letter	19/10/2006	Results of Resolutions and Proxy Information – 2006 Annual General Meeting
Announcement	26/10/2006	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon
Announcement	26/10/2006	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg
Media Release	30/10/2006	Qantas Orders Additional A380 Aircraft
Announcement	06/11/2006	Preliminary Monthly Traffic & Capacity Statistics – September 2006
Letter	08/11/2006	Update on the Level of Foreign Relevant Interest in Qantas Shares
Media Release	15/11/2006	Qantas Statement
Media Release	16/11/2006	Qantas Announces Changes to Japan Services
Announcement	22/11/2006	Qantas Statement – Macquarie Bank Ltd and Texas Pacific Group
Announcement	24/11/2006	Qantas Chief Executive Officer Statement
Media Release	01/12/2006	Qantas Statement to the ASX
Announcement	01/12/2006	Preliminary Monthly Traffic & Capacity Statistics – October 2006
Letter	13/12/2006	Update on Approach from Consortium
Letter	14/12/2006	Request for Trading Halt
Media Release	14/12/2006	Qantas recommends Revised Offer from Airline Partners Australia
Letter	27/12/2006	Letter from Chairman to Qantas Shareholders
Media Release	16/01/2007	Qantas To Reduce Fuel Surcharges
Announcement	25/01/2007	Preliminary Monthly Traffic & Capacity Statistics – November 2006
Announcement	08/02/2007	Consolidated Interim Financial Report for the Half-Year Ended 31 December 2006
Media Release	08/02/2007	Qantas Reports Half-Year Profit of $523 Million
Announcement	08/02/2007	2006/07 Interim Results Supplementary Information
Announcement	12/02/2007	Qantas Target's Statement
Media Release	14/02/2007	Qantas Statement on Air New Zealand Convertible Notes
Announcement	16/02/2007	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Media Release	21/02/2007	Qantas Corrects Inaccurate Reporting
Media Release	22/02/2007	Qantas Signs RAAF Tanker Contract
Media Release	27/02/2007	Qantas Chooses General Electric For B787 Fleet
Announcement	12/03/2007	Preliminary Monthly Traffic & Capacity Statistics – January 2007

QANTAS

Media Release	15/03/2007	Qantas Statement
Media Release	21/03/2007	Qantaslink to Increase Regional Capacity with Expanded Boeing 717 Fleet
Media Release	29/03/2007	Qantas Group Boosts Domestic Fleet

To the Australian Investments and Securities Commission:

Letter	20/01/2006	Qantas Deferred Share Plan
Letter	31/01/2006	Qantas Long Term Executive Incentive Plan (QLTEIP)
Letter	22/02/2006	Qantas Long Term Incentive Plan (QLTEIP)
Form	02/03/2006	Form 484 - Change to Company Details – Section C2 Issue of Shares and Form 909 – Notification of Office at Which Register is Kept
Form	07/03/2006	Form 484 – Change to Company Details – Section B1 Cease Company Officeholder and Section B2 – Appoint Company Officeholder
Form	14/03/2006	Form RA01 Notification to Register, Change details of, or Cease as an Agent
Form	21/03/2006	Form 379 – Suppression of Residential Address
Form	27/03/2006	Form 379 Application for Suppression of Residential Address
Form	06/04/2006	Form 484 – Change to Company Details – Section C2 Issue of Shares
Documents	30/06/2006	Evidence of Eligibility For Relief Under Class Order
Documents	30/06/2006	Assumption Deed Relating to Class Order
Form	04/07/2006	Form 484 – Change to Company Details – Section B1 Cease Company Officeholder
Form	04/07/2006	Form 484 – Change to Company Details – Section B2 – Appoint Company Officeholder
Form	21/07/2006	Form 492 – Request for Correction
Letter	25/10/2006	Qantas Deferred Share Plan – Qantas Employee Share Plan
Letter	22/09/2006	Qantas Deferred Share Plan (DSP)
Form	30/10/2006	Form 484 – Change to Company Details – Section C2 Issue of Shares
Form	26/10/2006	Form 960 – Application for Copy of a Certificate
Letter	03/11/2006	Qantas Deferred Share Plan (DSP)
Form	13/11/2006	Form 410 – Reservation of a Name
Form	28/02/2007	Form 484 – Change to Company Details – Section C2 Issue of Shares
Form	20/03/2007	Form 484 – Change to Company Details – Section C3 – Change to Share Structure Table and Section C4 – Change to Members Register

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

Please contact me on the below numbers with any questions.

Yours faithfully

CHamlin

Cassandra Hamlin
Acting Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/02/2006

TIME: 18:23:45

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Address of Share Register

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

13 February 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Change of Address of Share Register

In accordance with ASX Listing Rule 3.15.1, please be advised that the Qantas Share Register is now kept at Level 12, 680 George Street, Sydney, New South Wales 2000.

Yours faithfully

Brett Johnson

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/02/2006

TIME: 16:37:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Assistant Company Secretary

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

QANTAS

15 February 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Appointment of Assistant Company Secretary

In accordance with ASX Listing Rule 3.16, Qantas advises that Cassandra Jane Hamlin has been appointed an Assistant Company Secretary of Qantas, effective today.

Qantas also advises that Janine Louise Rolfe has resigned as Assistant Company Secretary of Qantas, effective 3 March 2006.

Yours faithfully

Brett Johnson

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2006

TIME: 09:40:13

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Janine JSM11 Smith
Sent by: Janine JSM11 Rolfe

16/02/2006 09:43 AM

To: #Legal_Public Company, Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Sarah SHO41 Hodge/SYD/QANTAS@QANTAS, Kristy KMC45 McIntyre/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Janine Rolfe
Assistant Company Secretary
Qantas Airways Limited
ph +61 2 9691 4262
fx + 61 2 9691 3339
mb + 61 410 601 077
janinerolfe@qantas.com.au
----- Forwarded by Janine JSM11 Rolfe/SYD/QANTAS on 16/02/2006 09:42 AM -----



ASX.Online@asx.com.au

16/02/2006 09:40 AM

To: bsjohnson@qantas.com.au, janinesmith@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 307068 as follows:
Release Time: 16-Feb-2006  09:40:10
ASX Code: QAN
File Name: 307068.pdf
Your Announcement Title: Qantas Consolidated Interim Financial Report
```

307068.pdf

QANTAS

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
31 DECEMBER 2005

ABN 16 009 661 901

ASX CODE: QAN

TABLE OF CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET IN ACCORDANCE WITH AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS)

	31 Dec 2005 $m	31 Dec 2004 [1] $m	Change $m	Change %
Sales and operating revenue	6,846.8	6,308.1	538.7	up 8.5%
Profit for the period	352.6	390.2	(37.6)	down 9.6%

[1] 2004 comparative numbers have been restated and presented under A-IFRS.

DIVIDENDS

31 December 2005 interim dividend - to be paid 5 April 2006	
Amount per security (cents)	11.0
Franked amount per security at 30% tax	11.0
Record date for determining entitlements to the dividend	8 March 2006
Date the dividend is payable	5 April 2006
Total dividend declared ($m)	212.2

Qantas operates a Dividend Reinvestment Plan (DRP) under which shareholders can reinvest the dividends payable on participating shares in newly issued Qantas shares.

Last date for receipt of election notice for participation in dividend reinvestment plan	8 March 2006

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the results.

This information should be read in conjunction with the Qantas Airways Limited 2005 Annual Report.

The information provided in this report contains all the information required by ASX Listing Rule 4.2A.

OTHER INFORMATION

	Dec 2005 $	Dec 2004 $
Net Tangible Assets per ordinary share	**2.98**	**2.68**

Entities over which control gained or lost during the period:

None.

Details of associates and joint venture entities

Equity accounted associates and joint ventures	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
	Dec 2005 %	Dec 2004 %	December 2005 $m	December 2004 $m
Air Pacific Limited	46.32	46.32	2.4	2.8
Australian air Express Pty Limited	50.00	50.00	5.6	11.0
Hallmark Aviation Services LP	49.00	49.00	0.1	0.4
Harvey Holidays Pty Limited	50.00	50.00	0.6	0.5
Holiday Tours and Travel (Phillipines)	36.75	-	-	-
Holidays Tours and Travel (Thailand) Limited	36.75	36.75	-	-
Holidays Tours and Travel Vietnam Joint Venture Company	36.75	-	-	
Jet Turbine Services Pty Limited	50.00	50.00	(2.3)	(1.9)
Orangestar Holdings Pte Limited [1]	44.50	49.99	(12.2)	(9.7)
Jupiter Air Oceania Limited	47.62	47.62	-	0.1
Star Track Express Holdings Pty Limited	50.00	50.00	9.7	8.3
TET Limited	36.75	36.75	-	-
Thai Air Cargo Co., Ltd.	49.00	49.00	0.7	0.2
Travel Software Solutions Pty Limited	50.00	50.00	2.2	(0.1)
Total			**6.8**	**11.6**

1 Formerly Jetstar Asia Pte Limited which merged with Valuair Airways Limited on 22 July 2005, now trading as Jetstar Asia.

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2005 and the independent auditors' review report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson, AC *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000 - appointed CEO in March 2001*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd, AC	*Director since January 1992*
Peter Cosgrove, AC, MC	*Director since 6 July 2005*
Patricia Cross	*Director since January 2004*
Garry Hounsell	*Director since January 2005*
Jim Kennedy AO, CBE	*Director since October 1995*
James Packer	*Director since March 2004*
John Schubert	*Director since October 2000*

REVIEW OF OPERATIONS

The Qantas Group achieved a net profit after tax for the half-year of $352.6 million, representing a decrease of $37.6 million or 9.6% on the comparative half-year.

Total sales and operating revenue for the half-year increased by $538.7 million or 8.5% to $6.8 billion. Excluding the unfavourable impact of foreign exchange rate movements, this increase amounted to 10.0%. Revenue Passenger Kilometres (RPKs) increased by 4.3% on increased capacity of 2.9%, leading to an increase in passenger load factor of 1.0% point, while yields have increased by 7.1%.

Total expenditure, excluding net interest expense, increased by $619.1 million or 10.8% to $6.3 billion. Excluding the favourable impact of foreign exchange rate movements, this increase amounted to 12.8%.

Qantas mainline ("Qantas") contributed EBIT of $404.4m, a decrease of $63.5 million or 13.6% over the comparative half-year. RPKs increased by 2.0% on marginally increased capacity of 0.1%, leading to an increase in passenger load factor of 1.4%.

Jetstar contributed EBIT of $27.7 million, an increase of $8.7 million over the comparative half-year. RPKs increased by 51.8% on increased capacity of 46.0%, leading to an increase in passenger load factor of 2.9%.

DIRECTORS' REPORT (continued)

QantasLink contributed EBIT of $35.8 million, an increase of $6.6 million over the comparative half-year. RPKs increased by 5.2% on increased capacity of 10.4%, leading to a decrease in passenger load factor of 3.4%.

Australian Airlines contributed an EBIT loss of $6.9 million, a decrease of $15.4 million over the comparative half-year. RPKs decreased by 7.2% on decreased capacity of 1.9%, leading to a decrease in passenger load factor of 3.9%.

EBIT for other subsidiary operations decreased by $16.8 million or 25.1% to $50.0 million.

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Directors have received the Lead Auditor's Independence Declaration under Section 307C of the Corporations Act.

The Lead Auditor's Independence Declaration is set out on page 40 and forms part of the Directors' Report for the half-year ended 31 December 2005.

ROUNDING

The Company is of a kind referred to in ASIC Class Order No. 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Directors' Report and the Financial Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 15 February 2006

CONSOLIDATED INCOME STATEMENT

for the half-year ended 31 December 2005

	December 2005 $m	December 2004 $m
Sales and operating revenue		
Net passenger revenue	5,279.2	4,795.1
Net freight revenue	462.8	364.3
Tours and travel revenue	381.9	394.3
Contract work revenue	240.8	232.1
Other sources	482.1	522.3
	6,846.8	**6,308.1**
Expenditure		
Manpower and staff related	1,664.9	1,613.1
Selling and marketing	228.9	274.5
Aircraft operating - variable	1,289.2	1,196.4
Fuel and oil	1,347.5	852.9
Property	163.1	153.6
Computer and communication	239.9	266.8
Tours and travel cost of sales	312.6	317.0
Capacity hire	192.8	158.6
Other	144.6	167.5
Share of net profit of associates	(6.8)	(11.6)
Depreciation and amortisation	601.0	619.8
Non-cancellable operating lease rentals	158.1	108.1
	6,335.8	**5,716.7**
Earnings before interest and tax	**511.0**	**591.4**
Interest revenue	69.0	48.5
Interest expense	(96.5)	(139.3)
	(27.5)	(90.8)
Profit before tax	**483.5**	**500.6**
Income tax expense	(130.9)	(110.4)
Profit for the period	**352.6**	**390.2**
Attributable to:		
Equity holders of the parent	352.8	389.8
Minority interest	(0.2)	0.4
	352.6	**390.2**
Earnings per share (EPS)		
Basic earnings per share (cents)	18.4	21.0
Diluted earnings per share (cents)	18.4	20.9

The Income Statement is to be read in conjunction with the Notes to the Interim Financial Statements set out on pages 9 to 39.

CONSOLIDATED BALANCE SHEET
as at 31 December 2005

	December 2005 $m	June 2005 $m
Current assets		
Cash and cash equivalents	2,204.0	1,903.8
Receivables	1,214.1	1,130.3
Other financial assets	452.9	-
Net receivables under hedge/swap contracts	-	185.1
Inventories	355.2	333.0
Other	122.7	152.5
Total current assets	**4,348.9**	**3,704.7**
Non-current assets		
Receivables	237.4	287.7
Other financial assets	868.7	-
Net receivables under hedge/swap contracts	-	853.7
Investments accounted for using the equity method	369.8	356.0
Other investments	63.9	99.9
Property, plant and equipment	12,560.5	12,684.5
Intangible assets	323.5	319.1
Deferred tax assets	1.7	0.2
Other	46.3	84.8
Total non-current assets	**14,471.8**	**14,685.9**
Total assets	**18,820.7**	**18,390.6**
Current liabilities		
Payables	2,086.9	1,913.7
Interest bearing liabilities	430.7	315.0
Other financial liabilities	161.2	-
Net payables under hedge/swap contracts	-	142.8
Provisions	478.1	468.4
Current tax liabilities	64.9	93.2
Revenue received in advance	2,034.5	2,106.0
Deferred lease benefits/income	40.8	44.1
Total current liabilities	**5,297.1**	**5,083.2**
Non-current liabilities		
Interest bearing liabilities	5,251.0	5,599.7
Other financial liabilities	272.8	-
Net payables under hedge/swap contracts	-	450.0
Provisions	410.6	392.2
Deferred tax liabilities	708.7	518.2
Revenue received in advance	692.8	676.6
Deferred lease benefits/income	116.8	140.9
Total non-current liabilities	**7,452.7**	**7,777.6**
Total liabilities	**12,749.8**	**12,860.8**
Net assets	**6,070.9**	**5,529.8**
Equity		
Issued capital	4,289.7	4,181.5
Treasury shares	(26.0)	(17.9)
Reserves	330.0	14.6
Retained profits	1,473.2	1,347.4
Equity attributable to members of Qantas	**6,066.9**	**5,525.6**
Minority interests in controlled entities	4.0	4.2
Total equity	**6,070.9**	**5,529.8**

The Balance Sheet is to be read in conjunction with the Notes to the Interim Financial Statements set out on pages 9 to 39.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the half-year ended 31 December 2005

	Consolidated	
	31 Dec 05 $m	31 Dec 04 $m
Net decrease in retained earnings on initial adoption of AASB 132 and AASB 139 as of 1 July 2005 (net of tax) (refer to note 8)	(37.0)	-
Net increase in hedge reserve on initial adoption of AASB 132 and AASB 139 as of 1 July 2005 (net of tax) (refer to note 8)	377.9	-
Effective portion of changes in fair value of cash flow hedges (net of tax)	(30.1)	-
Change in fair value of assets available for sale on initial adoption of AASB 139 as of 1 July 2005	(28.8)	-
Change in fair value of assets available for sale	(7.2)	-
Foreign exchange translation differences	-	1.7
Net income recognised directly in equity	**274.8**	**1.7**
Profit for the period	352.6	390.2
Total recognised income and expense for the period	627.4	391.9
Attributable to:		
- Equity holders of the parent	627.6	391.5
- Minority interest	(0.2)	0.4
Total recognised income and expense for the period	627.4	391.9

The Consolidated Statement of Recognised Income and Expense is to be read in conjunction with the Notes to the Interim Financial Statements set out on pages 9 to 39.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 31 December 2005

	December 2005 $m	December 2004 $m
Cash flows from operating activities		
Cash receipts in the course of operations	7,250.2	6,728.3
Cash payments in the course of operations	(6,120.1)	(5,463.1)
Interest received	69.6	43.7
Interest paid	(132.5)	(169.5)
Dividends received	18.5	9.7
Income taxes paid	(100.2)	(58.2)
Net cash from operating activities	**985.5**	**1,090.9**
Cash flows from investing activities		
Payments for property, plant and equipment	(820.0)	(1,198.8)
Proceeds from sale of property, plant and equipment	20.4	10.5
Proceeds from financing of non-current assets	383.3	265.7
Payments for investments, net of cash acquired	(25.2)	(45.0)
(Advances)/repayment of investment loans	(3.0)	0.9
Net cash from investing activities	**(444.5)**	**(966.7)**
Cash flows from financing activities		
Repayment of borrowings	(191.7)	(628.8)
Proceeds from borrowings/swaps	43.1	1,262.0
Receipts from aircraft security deposits	-	0.5
Dividends paid	(92.2)	(92.7)
Net cash from financing activities	**(240.8)**	**541.0**
Net increase in cash and cash equivalents held	**300.2**	**665.2**
Cash and cash equivalents at the beginning of the financial period	1,903.8	1,365.3
Cash and cash equivalents at the end of the financial period	**2,204.0**	**2,030.5**

Non-cash financing and investing activities

During the period 31,024,893 (2004: 22,675,271) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the period totalled $97.4 million (2004: $73.8 million).

Included in the proceeds from financing of non-current assets was $161.2 million (2004: $nil) in relation to nine aircraft. The rights to these aircraft were sold prior to delivery of the aircraft to a lessor and leased back via operating lease. The remainder of the amount relates to the sale and leaseback of aircraft.

The Statement of Cashflows is to be read in conjunction with the Notes to the Interim Financial Statements set out on pages 9 to 39.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies

This is Qantas' first financial report prepared in accordance with A-IFRS and AASB 1 *First Time Adoption of A-IFRS* has been applied. The financial report does not include all of the information required for a full annual financial report. An explanation of how the transition to A-IFRS has affected the reported balance sheet, income statement and cash flows of the Qantas Group is provided in Note 7.

The significant accounting policies which have been adopted in the preparation of this Financial Report are:

(a) Statement of Compliance

Qantas Airways Limited (Qantas) is a company domiciled in Australia. The Condensed Consolidated Interim Financial Report (financial report) of Qantas for the six months ended 31 December 2005 comprise Qantas and its subsidiaries (Qantas Group) and Qantas Group's interest in associates and joint ventures. The Financial Report was authorised for issue by the Directors on 15 February 2006.

This half-year financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act. International Financial Reporting Standards (IFRSs) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (A-IFRS). The financial reports of the Qantas Group and Qantas also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

This financial report is to be read in conjunction with the annual report for the year ended 30 June 2005 however, the basis of preparation is different to that of the most recent annual financial report due to the first time adoption of A-IFRS. This report must also be read in conjunction with any public announcements made by Qantas during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act and ASX Listing Rules.

(b) Basis of Preparation

The financial report is presented in Australian dollars.

This Financial Report has been prepared on the basis of historical costs except in accordance with relevant accounting policies where assets and liabilities are stated at their fair values in accordance with relevant accounting policies.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Qantas is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with AASB 134 Interim Financial Reporting requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This financial report has been prepared on the basis of A-IFRS in issue that are effective or available for early adoption at the Qantas Group's first A-IFRS annual reporting date, 30 June 2006. Based on these A-IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first A-IFRS annual financial report is prepared for the year-ended 30 June 2006.

Qantas has elected to early adopt the following revised accounting standards:

- AASB 119 Employee Benefits (December 2004);
- AASB 2004-1 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 116 Property, Plant and Equipment, AASB 138 Intangible Assets;
- AASB 2004-2 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 121 The Effects of Changes in Foreign Exchange Rates, AASB 131 Interests in Joint Ventures, AASB 134 Interim Financial Reporting, AASB 139 Financial Instruments: Recognition and Measurement, AASB 141 Agriculture;
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements, AASB 124 Related Party Disclosures;
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-2 Amendments to Australian Accounting Standards (June 2005) amending AASB 1023 General Insurance Contracts;
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts, AASB 1038 Life Insurance Contracts;
- AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004) and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;
- AASB 2005-7 Amendments to Australian Accounting Standards (June 2005) amending AASB 134 Interim Financial Reporting;
- AASB 2005-8 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004);
- AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) amending AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts, AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-11 Amendments to Australian Accounting Standards (September 2005) amending AASB 101 Presentation of Financial Statements, AASB 112 Income Taxes, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement and AASB 141 Agriculture; and
- UIG 4 Determining whether an Arrangement contains a Lease.

The Australian Accounting Standards and UIG Interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 30 June 2006 are still subject to change and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first A-IFRS annual financial statements are prepared at 30 June 2006.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

The preparation of the financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. Except for the change in accounting policy relating to classification and measurement of financial instruments (refer Note 8), the accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening A-IFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards – A-IFRS, as required by AASB 1.

The impact of the transition from previous GAAP to A-IFRS is explained in Note 7. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current period policy. The accounting policies have been applied consistently throughout Qantas for the purposes of this condensed consolidated interim financial report.

(c) Principles of Consolidation

Controlled Entities

The Qantas Financial Statements comprise the Financial Statements of Qantas and the Qantas Group. Results of subsidiaries, which were acquired or disposed of during the year, are included in the Qantas financial statements from the date control commenced or up to the date control ceased. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The consolidation process eliminates balances and transactions with or between Qantas and its controlled entities. Minority interests in the results of subsidiaries are shown as a separate item in the Qantas Group Financial Statements.

Associates and Joint Ventures

Associates and joint ventures are those entities over which the Qantas Group exercises significant influence or joint control.

Investments in associates and joint ventures are accounted for using equity accounting principles. Investments in associates and joint ventures are carried at the lower of the equity accounted amount and recoverable amount. The Qantas Group's equity accounted share of the net profit of associates and joint ventures is recognised in the consolidated Income Statement from the date significant influence or joint control commenced, up to the date significant influence or joint control ceased.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(d) Foreign Currency Transactions

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the date of each transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at that date. Resulting exchange differences are brought to account as exchange gains or losses in the Income Statement in the financial year in which the exchange rates change. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Translation of Foreign Operations

Assets and liabilities of foreign operations are translated at the rates of exchange ruling at balance date. The Income Statements of controlled foreign entities are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Exchange differences arising on translation are recorded in the foreign currency translation reserve. The balance of the foreign currency translation reserve relating to a controlled entity that is disposed of, or partially disposed of, is recognised in the Income Statement in the year of disposal.

(e) Derivative Financial Instruments

Current Period Policy

Qantas is subject to foreign currency, interest rate, fuel price, and credit risks. Derivative financial instruments are used to hedge these risks. Qantas policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

Derivative financial instruments are recognised at fair value both initially and on an ongoing basis. The method of recognising gains and losses resulting from movements in market prices depends on whether the derivative is a designated hedging instrument, and if so, the nature of the item being hedged. The Qantas Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges). Gains and losses on derivative financial instruments qualifying for hedge accounting are recognised in the same income statement category as the underlying hedged instrument.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Qantas documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each transaction. Qantas also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedge transactions have been and will continue to be highly effective.

Fair Value Hedge

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash Flow Hedge

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognised in Equity in the Hedge Reserve. Amounts accumulated in the Hedge Reserve are recognised in the Income Statement in the periods when the hedged item will affect profit or loss (ie when the underlying income or expense is recognised). Where the hedged item is of a capital nature, amounts accumulated in the hedge reserve are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the underlying hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity in respect of the hedging instrument is recognised immediately in the Income Statement.

Derivatives That Do Not Qualify For Hedge Accounting

From time to time certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument, or part of a derivative instrument, that does not qualify for hedge accounting are recognised immediately in the income statement in Other Expenses ($18.8 million net gain in the six months to 31 December 2005).

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Fair Value Calculations

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market are determined using valuation techniques consistent with accepted market practice. The Qantas Group uses a variety of methods and input assumptions that are based on market conditions existing at balance date. The fair value of derivative financial instruments includes the present value of estimated future cash flows.

Comparative Period Policy

Qantas has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Qantas has applied previous Australian GAAP for comparative information on financial instruments within the scope of AASB 132 and AASB 139. Principal amounts outstanding under individual cross-currency swaps are disclosed as a net asset or liability. Interest payments and receipts under cross-currency swaps are recognised on an accruals basis in the Balance Sheet. Premiums paid on interest rate options are included in other assets and are amortised over the period of the hedge.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying exposures to which they relate. Accordingly, hedge gains and losses are included in the Income Statement when the gains and losses arising on the related hedged position are recognised in the Income Statement.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the hedged transaction are recognised immediately in the income statement.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase, sale or interest transaction when it occurs. When a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the income statement for the year.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(f) Revenue Recognition

Passenger, Freight and Tours & Travel Sales Revenue

Passenger, freight and tours and travel sales revenue is included in the Income Statement at the fair value of the consideration received net of sales discount, passenger and freight interline/IATA commission and goods and services tax (GST). Passenger recoveries (including fuel surcharge on passenger tickets) are disclosed as part of net passenger revenue. Freight fuel surcharge is disclosed as part of net freight revenue. Tours and travel sales commissions paid by Qantas are included in cost of sales. Passenger, freight and tours and travel sales are credited to revenue received in advance and subsequently transferred to revenue when passengers or freight are uplifted or when tours and travel air tickets and land content are utilised. Refer also to the Frequent Flyer accounting policy in note 1(q).

Contract Work Revenue

Contract work revenue is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured.

Catering Revenue

Revenue from the sale of catering products is recognised when the significant risks and rewards of ownership of the goods passes to the customer and is disclosed as part of contract work revenue.

Other Revenue

Other revenue includes revenue from aircraft charter and leases, property income, Qantas Club membership fees, frequent flyer revenue relating to other carriers, freight terminal and service fees, commission revenue, age availed surplus revenue and unavailed revenue and other miscellaneous income.

Interest Revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Asset Sales

The gain or loss on the disposal of assets is recognised at the date the significant risks and rewards of ownership of the asset passes to the buyer, usually when the purchaser takes delivery of the asset. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Aircraft Financing Fees

Fees relating to linked transactions involving the legal form of a lease are recognised as revenue only when there are no significant obligations to perform or refrain from significant activities, there are no significant limitations on use of the underlying asset and the possibility of reimbursement is remote. Where these criteria are not met, fees are brought to account as revenue or expenditure over the period of the respective lease or on a basis which is representative of the pattern of benefits derived from the leasing transactions.

Dividend Revenue

Distributions from controlled entities are recognised as revenue by Qantas when dividends are declared by the controlled entities. Dividends/distributions from associates and joint ventures and other investments are recognised when dividends are received.

Dividend/distribution revenue is recognised net of any franking credits.

(g) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the balance sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(h) Income Tax

Income tax on the Income Statement for the periods presented comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Qantas is taxed as a public company and provides for income tax in both Australia and overseas jurisdictions where a liability exists.

(i) Tax Consolidation

Qantas is the head entity in the tax-consolidated group comprising Qantas and all of its Australian wholly-owned subsidiaries and partnerships. The implementation date of the tax consolidations system for the tax-consolidated group was 1 July 2003.

The current and deferred tax amounts for the tax-consolidated group are allocated among the entities in the group using a group allocation method. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the balance sheet of Qantas and their tax values applying under tax consolidation.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts payable/(receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below).

Qantas recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.

The members of the tax-consolidated group have entered into a tax funding arrangement, which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/(from) the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The members of the tax-consolidated group have also entered into a valid Tax Sharing Agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax-consolidated group. In the opinion of the Directors, the tax sharing agreement limits, subject to any ASIC Class Order, the joint and several income tax-related liability of the wholly-owned entities of the consolidated group in the case of default by Qantas.

(j) Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

(k) Inventories

Engineering expendables, consumable stores and work in progress are valued at weighted average cost, less any applicable allowance for obsolescence. Inventories held for sale are valued at the lower of cost and net realisable value.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(l) Impairment

The carrying amounts of non-current assets valued on the cost basis are reviewed regularly to determine whether they are in excess of their recoverable amount at balance date. The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. Assets, which primarily generate cash flows as a group, such as aircraft, are assessed on a cash generating unit basis inclusive of related infrastructure and intangible assets and compared to net cash flows for the unit. Expected net cash flows used in determining recoverable amounts have been discounted to their net present value, using a rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit of assets.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

An appropriate impairment charge is made if the carrying amount of a non-current asset exceeds its recoverable amount. The impairment is expensed in the financial year in which it occurs. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

(m) Investments

Current Accounting Policy

The investment in Air New Zealand is classified as being available-for-sale and is stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses. Where such investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Comparative Period Policy

All investments are recorded at the lower of cost and recoverable amount.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(n) Property, Plant & Equipment

Owned Assets

Items of property, plant and equipment are initially recorded at cost, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. The cost of acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate. Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards – A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Major modifications to aircraft and the costs associated with placing the aircraft into service are capitalised as part of the cost of the asset to which they relate. The cost of major inspections of aircraft and engines is capitalised and depreciated over the scheduled usage period to the next major inspection event. All other aircraft maintenance costs are expensed as incurred. Manpower costs in relation to employees that are dedicated to major modifications to aircraft are capitalised as part of the cost of the modification to which they relate. Borrowing costs associated with the acquisition of qualifying assets such as aircraft and the acquisition, construction or production of significant items of other property, plant and equipment are capitalised as part of the cost of the asset to which they relate.

Depreciation and Amortisation

Depreciation and amortisation are provided on a straight-line basis on all items of property, plant and equipment except for freehold and leasehold land. The depreciation and amortisation rates of owned assets are calculated so as to allocate the costs or valuation of an asset, less any estimated residual value, over the asset's estimated useful life to the Qantas Group. Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. The costs of improvements to assets are amortised over the remaining useful life of the asset or the estimated useful life of the improvement, whichever is the shorter. Assets under finance lease are amortised over the term of the relevant lease or, where it is likely the Qantas Group will obtain ownership of the asset, the life of the asset.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

The principal asset depreciation and amortisation periods and estimated residual value percentages are:

	Years	Residual Value
- Buildings and leasehold improvements	10-50	0
- Plant and equipment	3-40	0
- Jet aircraft and engines	20	0-20
- Non-jet aircraft and engines	10-20	0-20
- Aircraft spare parts	15-20	0-20
- Major aircraft inspections	Inspection life	0

These rates are in line with those for the prior year.

Depreciation and amortisation rates and residual values are reviewed annually and reassessed having regard to commercial and technological developments and the estimated useful life of assets to the Qantas Group.

Leased and Hire Purchase Assets

Leased assets under which the Qantas Group assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Linked transactions involving the legal form of a lease are accounted for as one transaction when a series of transactions are negotiated as one or take place concurrently or in sequence and cannot be understood economically alone.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Any gains and losses under sale and leaseback arrangements are deferred and amortised over the lease term. Capitalised leased assets are amortised on a straight-line basis over the period in which benefits are expected to arise from the use of those assets. Lease payments are allocated between the reduction in the principal component of the lease liability and interest expense.

Fully prepaid leases are classified in the balance sheet as hire purchase assets, to recognise that the financing structures impose certain obligations, commitments and/or restrictions on the Qantas Group, which differentiate these aircraft from owned assets.

Lease expenses are recognised on a straight-line basis.

Leases are deemed to be non-cancellable if significant financial penalties associated with termination are anticipated.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

In respect of any premises rented under long-term operating leases, which are subject to sub-tenancy agreements, provision is made for any shortfall between primary payments to the head lessor less any recoveries from sub-tenants. These provisions are determined on a discounted cash flow basis, using a rate reflecting the cost of funds.

When an obligation exists to dismantle and remove an item of property, the present value of the estimated cost to restore the site is capitalised into the cost of the asset to which they relate and a provision created. The unwinding of the discount is treated as a finance charge.

(o) Intangible Assets

<u>Goodwill</u>

Business Combinations Prior to 1 July 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 July 2003 has not been reconsidered in preparing the consolidated entity's opening A-IFRS balance sheet at 1 July 2004.

Business Combinations Since 1 July 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

<u>Software</u>

Software development expenditure is only recognised as an asset when the Qantas Group controls future economic benefits as a result of the costs incurred and it is probable that those future economic benefits will eventuate and the costs can be measured reliably. Amortisation is charged to the Income Statement on a straight-line basis over the estimated useful life of three to five years.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Other Intangibles

Airport landing slots are stated at cost less any accumulated impairment losses. Airport landing slots are allocated to cash generating units and are not amortised as they are considered to have an indefinite useful life and are tested annually for impairment.

(p) Payables

Liabilities for trade creditors and other amounts are carried at cost.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(q) Frequent Flyer Accounting

The Qantas Group receives revenue from the sale to third parties of rights to have Qantas award points allocated to members of the Qantas Frequent Flyer Program. This revenue is deferred and recognised in the Income Statement when the points are redeemed and passengers uplifted. Members of the Qantas Frequent Flyer Program also accumulate points by travelling on qualifying Qantas and partner airline services. The obligation to provide travel rewards to members arising from these points is provided as points are accumulated, net of estimated points that will not be redeemed. The provision is based on the incremental cost (being the cost of meals, fuel and passenger expenses) of providing the travel rewards. The provision is reduced as members redeem awards or their entitlements expire.

(r) Employee Benefits

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits for wages, salaries, annual leave (including leave loading) and sick leave vesting to employees expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to balance date. The calculation of this liability is based on remuneration wage and salary rates that the Qantas Group expects to pay as at balance date including related on-costs, such as workers' compensation insurance and payroll tax. Amounts expected to be settled greater than 12 months after year end are discounted to their present value.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Employee Share Plans

The fair value of share based entitlements granted to employees after 7 November 2002 is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the entitlements granted is measured using a Monte Carlo simulation model, taking into account the terms and conditions upon which the entitlements were granted. The amount recognised as an expense is adjusted to reflect the actual number of entitlements that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Long Service Leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on staff turnover history and is discounted using the rates attaching to Australian government bonds at balance date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as a finance charge.

Defined Contribution Superannuation Plans

The Qantas Group contributes to employee defined contribution superannuation funds. Contributions to these funds are recognised as an expense in the Income Statement as incurred.

Defined Benefit Superannuation Plans

Qantas' net obligation in respect of defined benefit superannuation plans is calculated separately for each plan. The calculation estimates the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating to the terms of Qantas' obligations. The calculation is performed by a qualified Actuary using the "projected unit credit method".

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

All actuarial gains and losses as at 1 July 2004, the date of transition to A-IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 July 2004 in calculating Qantas' obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the active employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in plan assets exceeding plan liabilities, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(s) Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as a finance charge.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire amount, regardless of the extent to which the dividend will be paid in cash.

Employee Termination Benefits

Provisions for termination benefits are only recognised when there is a detailed formal plan for the termination and where there is no realistic possibility of withdrawal.

Insurance

Qantas is a licensed self-insurer under the New South Wales Workers Compensation Act, the Victorian Accident Compensation Act and the Queensland Workers' Compensation and Rehabilitation Act. Qantas has made provision for all notified assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers' compensation for all remaining employees is insured commercially.

(t) Earnings Per Share

Basic earnings per share is determined by dividing the Qantas Group's net profit attributable to members of Qantas by the weighted average number of shares on issue during the current financial year.

Diluted earnings per share is calculated after taking into account the number of ordinary shares to be issued for no consideration in relation to dilutive potential ordinary shares.

(u) Statement of Cash Flows

For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash at bank and on hand, cash at call, short-term money market securities and term deposits with an original maturity of three months or less.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

(v) Net Financing Costs

Current Accounting Policy

Net financing costs comprise interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend and coupon income and foreign exchange gains and losses. Interest income is recognised in the Income Statement as it accrues, using the effective interest method. Dividend income is recognised in the Income Statement on the date the entity's right to receive payments is established. Where interest costs relate to qualifying assets they are capitalised to the cost of the assets. Qualifying assets are assets that necessarily take a substantial period of time to ready for intended use. Where funds are borrowed generally, borrowing costs are capitalised using the average interest rate applicable to the Qantas Group's debt facilities being 7.3 per cent (2004: 6.8 per cent) in the current year. During the year, borrowing costs totalling $35.5 million (2004: $33.0 million) were capitalised into the cost of qualifying assets.

Comparative Period Policy

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange losses net of hedged amounts on borrowings. Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or swap.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets.

(w) Interest-Bearing Liabilities

Current Accounting Policies

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest basis.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 1. Statement of Significant Accounting Policies (continued)

Comparative Period Policy

Bank and other loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in other creditors and accruals. Material items of expenditure are deferred to the extent that the Qantas Group considers it is probable that future economic benefits embodied in the expenditure will eventuate and can be measured reliably, do not relate solely to revenue that has already been brought to account and will contribute to the future earning capacity of the Qantas Group. Deferred expenditure items include guarantee fees, bank fees and other fees associated with the establishment of lending facilities and are amortised over the period that the future economic benefits will be received. The deferred expenditure in the Qantas Group balance sheet at 31 December 2005 is $77.8 million (June 2005: $158.9 million).

(x) Non-Current Assets Held For Sale and Discontinued Operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

Note 2. Dividends

A fully franked final dividend of 10 cents (2004: 9 cents fully franked) per ordinary share was paid on 28 September 2005 in relation to the financial year ended 30 June 2005. The total amount of the dividend declared was $189.8 million (2004: $166.1 million).

Note 3. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2005 Annual Report remain unresolved. There have been no new material claims made against the Qantas Group during the period.

Note 4. Post Balance Date Events

There has not arisen in the interval between 31 December 2005 and the date of this report, any event that would have had a material effect on the interim financial statements at 31 December 2005.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 5. Reconciliation of Movement in Capital and Reserves

	Issued Capital $m	Treasury Stock $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2004 (previous GAAP)	3,994.9	-	-	-	-	55.5	(1.1)	1,776.3	14.7	5,840.3
Transition to A-IFRS (Note 7)	8.2	(8.7)	3.7	-	-	(55.5)	1.1	(770.7)	-	(821.9)
Restated balance	4,003.1	(8.7)	3.7	-	-	-	-	1,005.6	14.7	5,018.4
Total recognised income for the period								389.8	0.4	390.2
Shares vested to employees	-	0.1	(0.1)	-	-	-	-	-	-	-
Cost of share based payments	-	-	5.2	-	-	-	-	-	-	5.2
Acquisition of minority interest in subsidiary	-	-	-	-	-	-	-	7.1	(11.3)	(4.2)
Translation of foreign currency subsidiaries	-	-	-	-	-	-	(1.7)	-	-	(1.7)
Dividends to shareholders	73.8	-	-	-	-	-	-	(167.0)	-	(93.2)
Balance at 31 December 2004	**4,076.9**	**(8.6)**	**8.8**	**-**	**-**	**-**	**(1.7)**	**1,235.5**	**3.8**	**5,314.7**
Balance at 1 July 2005	4,181.5	(17.9)	13.7	-	-	4.4	(3.5)	1,347.4	4.2	5,529.8
Impact of AASB 132 & AASB 139 (Note 7)	10.8	-	-	377.9	(28.8)	-	-	(37.0)	-	322.9
Restated balance	4,192.3	(17.9)	13.7	377.9	(28.8)	4.4	(3.5)	1,310.4	4.2	5,852.7
Total recognised income for the period	-	-	-	-	-	-	-	352.8	(0.2)	352.6
Own shares acquired	-	(9.8)	-	-	-	-	-	-	-	(9.8)
Shares vested to employees	-	1.7	(1.7)	-	-	-	-	-	-	-
Cost of share based payments	-	-	5.7	-	-	-	-	-	-	5.7
Effective portion of changes in fair value of cashflow hedges	-	-	-	(30.1)	-	-	-	-	-	(30.1)
Change in fair value of assets available for sale	-	-	-	-	(7.2)	-	-	-	-	(7.2)
Recognition of deferred tax liability on revalued assets	-	-	-	-	-	(0.4)	-	-	-	(0.4)
Dividends to shareholders	97.4	-	-	-	-		-	(190.0)		(92.6)
Balance at 31 December 2005	**4,289.7**	**(26.0)**	**17.7**	**347.8**	**(36.0)**	**4.0**	**(3.5)**	**1,473.2**	**4.0**	**6,070.9**

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 6. Segment Reporting

Business Segments

The segmentation of the Qantas Group into three separate business types (Flying Businesses, Flying Services and Associated Businesses) supported by a corporate centre is progressively being implemented to deliver a broad range of benefits to the business.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is provided as follows:

1. Qantas, Australian Airlines, QantasLink and Jetstar as the Qantas Group's Flying Businesses, which are supported by Engineering Technical Operations and Maintenance Services, Airports and Qantas Freight;
2. Qantas Holidays, which comprises the Qantas Holidays segment which forms part of the Associated Businesses portfolio; and
3. *Catering*, which reflects the wholly-owned catering entities within the Airports and Catering segment which forms part of the Flying Services Businesses.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 6. Segment Reporting (continued)

Analysis by Business Segments	Qantas $m		Australian Airlines $m		QantasLink $m		Jetstar* $m		Qantas Holidays $m		Qantas Flight Catering $m		Eliminations $m		Consolidated $m	
	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04	Dec-05	Dec-04
Revenue																
External segment revenue	5,596.3	5,181.2	156.4	165.9	323.2	285.5	301.9	194.1	381.9	394.3	87.1	87.1	-	-	6,846.8	6,308.1
Inter-segment revenue	131.9	118.1	12.3	14.4	(7.9)	(10.2)	22.5	47.2	104.9	135.6	190.6	193.1	(454.3)	(498.2)	-	-
Total segment revenue	**5,728.2**	**5,299.3**	**168.7**	**180.3**	**315.3**	**275.3**	**324.4**	**241.3**	**486.8**	**529.9**	**277.7**	**280.2**	**(454.3)**	**(498.2)**	**6,846.8**	**6,308.1**
Share of net profit of associates	6.8	11.6	-	-	-	-	-	-	-	-	-	-	-	-	6.8	11.6
Earnings before interest and tax (segment result)	419.9	495.6	(6.9)	8.5	35.8	29.2	27.7	19.0	18.4	27.1	16.1	12.0	-	-	511.0	591.4
Net finance cost															(27.5)	(90.8)
Profit before tax															**483.5**	**500.6**
Income tax expense															(130.9)	(110.4)
Profit for period															**352.6**	**390.2**

* In allocating financing costs across the segments, A320-200 non-cancellable operating lease rentals have been notionally split between principal and interest based upon the effective financing cost to the Qantas Group.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 7. Impact of Adopting A-IFRS

As stated in Note 1(a), these are Qantas' first A-IFRS based interim financial statements for part of the period covered by the first annual consolidated financial statements being prepared in accordance with A-IFRS.

The accounting policies in Note 1 have been applied in preparing the half-year interim financial statements for the half-year ended 31 December 2005, the comparative information for the half-year ended 31 December 2004, the full year ended 30 June 2005 and the preparation of an opening A-IFRS balance sheet at 1 July 2004 (Qantas' date of transition).

In preparing its opening A-IFRS balance sheet, comparative information for the half-year ended 31 December 2004 and financial statements for the year ended 30 June 2005, Qantas has adjusted amounts reported previously in financial statements which were prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to A-IFRSs has affected Qantas' financial position and financial performance is set out in the following tables and the notes that accompany the tables.

The Qantas 2005 Annual Report provides a detailed description of A-IFRS transition adjustments. The table on the next page summarises the significant A-IFRS changes and separately shows the impact of the transition to A-IFRS on profit for the six months to 31 December 2004 (1H) and the impact on profit for the six months to 30 June 2005 (2H).

The tables on the subsequent pages show the impact of transition to A-IFRS on the Balance Sheets at 1 July 2004, 31 December 2004, 30 June 2005 and 1 July 2005. Changes to the A-IFRS Balance Sheet disclosed in the 30 June 2005 Annual Report principally resulted from the offset of deferred tax assets and liabilities and reassessment of the current/non-current allocation of frequent flyer deferred revenue.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 7. Impact of Adopting A-IFRS (continued)

Summary of A-IFRS Transition Adjustments

Standard [1]	Comment	Transition impact on retained profits at 1 July 2004	Post-tax impact of A-IFRS on Income Statement 1H	Post-tax impact of A-IFRS on Income Statement 2H	Impact on retained profits on adoption of AASB 139 at 1 July 2005	Total
(a) AASB 118 - Revenue	A-IFRS required the revenue on the sale to third parties of rights to have Qantas award points allocated to members of the Frequent Flyer program, deferred and recognised when the points are redeemed.	(669.0)	(80.7)	(18.9)	-	(768.6)
(b) AASB 119 - Employee Benefits	Qantas elected to use the "corridor" method to recognise the net funding position of its defined benefit superannuation plans.	(53.5)	8.8	8.8	-	(35.9)
(c) AASB 117 - Leases	A-IFRS required the reclassification of six aircraft from operating to finance leases.	(45.8)	(1.6)	(1.6)	-	(49.0)
	A-IFRS required other changes to recognise operating leases expense on a straight line basis.	(6.4)	(4.1)	(4.1)	-	(14.6)
(d) AASB 116 - Property, Plant & Equipment	Qantas elected to reset the Asset Revaluation Reserve on transition to A-IFRS.	55.5	-	-	-	55.5
	A-IFRS requires the capitalisation of the cost of major aircraft and engine inspections.	(40.3)	(3.0)	(3.0)	-	(46.3)
(e) AASB 112 - Income Tax	A-IFRS requires the application of the "balance-sheet" method of tax-effect accounting.	(10.3)	(2.7)	(2.7)	-	(15.7)
(f) Other	A-IFRS requires adjustment in the areas of Share Based Payments, Business Combinations and Foreign Exchange.	(0.9)	14.7	15.0	-	28.8
A-IFRS Transition Adjustments to 30 June 2005 [2]		(770.7)	(68.6)	(6.5)	-	**(845.8)**
(f) Other	A-IFRS requires Qantas to recognise Associate/Joint Venture adjustments direct to Retained Profits (refer Note 1(c))	-	0.1	-	-	0.1
(g) AASB 139 - Financial Instruments	A-IFRS requires adjustment to the recognition and classification of revenue, fuel and currency hedging transactions as well as the measurement of assets and liabilities classified as financial instruments. [3]	-	-	-	(37.0)	(37.0)
Impact of A-IFRS Transition Adjustments and adoption of AASB 139 at 1 July 2005					**(37.0)**	**(882.7)**

1 The impact of adopting A-IFRS on the comparative Income Statement and Balance Sheets is shown on the following pages.
2 Inclusive of $3.8 million adjustment to the A-IFRS adoption adjustments previously reported in the Qantas 2005 Annual Report.
3 Refer to page 39 for details of the impact of the adoption of AASB 139 Financial Instruments at 1 July 2005.

Note 7. Impact of Adopting A-IFRS (continued)

	Ref	Previous GAAP 1 July 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 1 July 2004 $m	Previous GAAP 31 Dec 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 31 Dec 2004 $m	Previous GAAP 30 June 2005 $m	Effect of transition to A-IFRS $m	A-IFRS 30 June 2005 $m	Effect of transition to AASB 139 & 132 $m	A-IFRS 1 July 2005 $m
Current assets												
Cash ^		335.9	1,029.4	1,365.3	345.9	1,684.6	2,030.5	198.0	1,705.8	1,903.8	-	1,903.8
Receivables ^		2,116.3	(1,029.4)	1,086.9	2,869.0	(1,684.6)	1,184.4	2,836.1	(1,705.8)	1,130.3	(0.6)	1,129.7
Other financial assets		-	-	-	-	-	-	-	-	-	664.8	664.8
Net hedge/swap receivable	8	302.1	-	302.1	208.8	-	208.8	185.1	-	185.1	(185.1)	-
Inventories		375.5	-	375.5	373.3	-	373.3	333.0	-	333.0	-	333.0
Other	f	192.2	(5.3)	186.9	158.3	0.5	158.8	157.7	(5.2)	152.5	58.4	210.9
Total current assets		**3,322.0**	**(5.3)**	**3,316.7**	**3,955.3**	**0.5**	**3,955.8**	**3,709.9**	**(5.2)**	**3,704.7**	**537.5**	**4,242.2**
Non-current assets												
Receivables		304.6	-	304.6	300.7	-	300.7	287.7	-	287.7	-	287.7
Other financial assets		-	-	-	-	-	-	-	-	-	885.3	885.3
Net hedge/swap receivable		997.0	-	997.0	891.5	-	891.5	853.7	-	853.7	(853.7)	-
Investments accounted for using the equity method		339.7	(1.0)	338.7	365.6	5.4	371.0	343.7	12.3	356.0	(0.8)	355.2
Other investments		110.1	-	110.1	99.9	-	99.9	99.9	-	99.9	(28.8)	71.1
Property, plant and equipment	c,d,f	12,256.6	142.4	12,399.0	12,635.0	107.2	12,742.2	12,612.5	72.0	12,684.5	(1.1)	12,683.4
Intangible assets	f	152.4	141.7	294.1	151.9	159.2	311.1	142.0	177.1	319.1	-	319.1
Deferred tax assets	e*	0.9	-	0.9	0.7	-	0.7	0.2	-	0.2	-	0.2
Other		90.9	-	90.9	91.5	-	91.5	84.8	-	84.8	(24.4)	60.4
Total non-current assets		**14,252.2**	**283.1**	**14,535.3**	**14,536.8**	**271.8**	**14,808.6**	**14,424.5**	**261.4**	**14,685.9**	**(23.5)**	**14,662.4**
Total assets		**17,574.2**	**277.8**	**17,852.0**	**18,492.1**	**272.3**	**18,764.4**	**18,134.4**	**256.2**	**18,390.6**	**514.0**	**18,904.6**

* Inclusive of the tax impact of other A-IFRS transition adjustments.

^ Short-term money market deposits of $1,684.6 million at 31 December 2004 and $1,705.8 million at 30 June 2005 convertible into cash with a maturity of less than three months have been reclassified as cash and cash equivalents under A-IFRS.

Note 7. Impact of Adopting A-IFRS (continued)

	Ref	Previous GAAP 1 July 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 1 July 2004 $m	Previous GAAP 31 Dec 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 31 Dec 2004 $m	Previous GAAP 30 June 2005 $m	Effect of transition to A-IFRS $m	A-IFRS 30 June 2005 $m	Effect of transition to AASB 139 & 132 $m	A-IFRS 1 July 2005 $m
Current liabilities												
Payables [1]	a,c	2,167.5	7.3	2,174.8	2,018.6	(0.8)	2,017.8	1,894.5	19.2	1,913.7	5.3	1,919.0
Interest bearing liabilities		821.9	-	821.9	684.9	15.0	699.9	315.0	-	315.0	(45.1)	269.9
Other financial liabilities		-	-	-	-	-	-	-	-	-	288.0	288.0
Net hedge/swap payable		250.8	-	250.8	266.8	-	266.8	142.8	-	142.8	(142.8)	-
Provisions [1]	a,f	381.6	(174.3)	207.3	674.7	(195.8)	478.9	616.9	(148.5)	468.4	-	468.4
Current tax liabilities	e*	30.1	2.2	32.3	91.5	(3.5)	88.0	85.9	7.3	93.2	-	93.2
Revenue received in advance	a,f	1,493.3	493.2	1,986.5	1,412.2	576.2	1,988.4	1,535.8	570.2	2,106.0	-	2,106.0
Deferred lease benefits/income		45.0	-	45.0	45.4	-	45.4	44.1	-	44.1	-	44.1
Total current liabilities		**5,190.2**	**328.4**	**5,518.6**	**5,194.1**	**391.1**	**5,585.2**	**4,635.0**	**448.2**	**5,083.2**	**105.4**	**5,188.6**
Non current liabilities												
Interest bearing liabilities	c	5,081.8	403.9	5,485.7	5,435.8	384.5	5,820.3	5,234.7	365.0	5,599.7	103.9	5,703.6
Other financial liabilities		-	-	-	-	-	-	-	-	-	283.6	283.6
Net hedge/swap payable		131.6	-	131.6	335.5	-	335.5	450.0	-	450.0	(450.0)	-
Provisions	a,b,f	331.7	80.1	411.8	334.0	68.0	402.0	336.3	55.9	392.2	-	392.2
Deferred tax liabilities	e*	806.9	(349.3)	457.6	830.0	(362.6)	467.4	910.6	(392.4)	518.2	150.9	669.1
Revenue received in advance	a	-	636.7	636.7	-	676.9	676.9	-	676.6	676.6	-	676.6
Deferred lease benefits/income		191.7	-	191.7	162.4	-	162.4	140.9	-	140.9	(2.7)	138.2
Total non-current liabilities		**6,543.7**	**771.4**	**7,315.1**	**7,097.7**	**766.8**	**7,864.5**	**7,072.5**	**705.1**	**7,777.6**	**85.7**	**7,863.3**
Total liabilities		**11,733.9**	**1,099.8**	**12,833.7**	**12,291.8**	**1,157.9**	**13,449.7**	**11,707.5**	**1,153.3**	**12,860.8**	**191.1**	**13,051.9**
Net assets		**5,840.3**	**(822.0)**	**5,018.3**	**6,200.3**	**(885.6)**	**5,314.7**	**6,426.9**	**(897.1)**	**5,529.8**	**322.9**	**5,852.7**

* Inclusive of the tax impact of other A-IFRS transition adjustments.

1 Frequent flyer provision of $279.7 million as at 31 December 2004 and $216.7 million as at 30 June 2005 has been reclassified from payables to provisions.

Note 7. Impact of Adopting A-IFRS (continued)

	Ref	Previous GAAP 1 July 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 1 July 2004 $m	Previous GAAP 31 Dec 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 31 Dec 2004 $m	Previous GAAP 30 June 2005 $m	Effect of transition to A-IFRS $m	A-IFRS 30 June 2005 $m	Effect of transition to AASB 139 & 132 $m	A-IFRS 1 July 2005 $m
Equity												
Issued capital	e,g	3,994.9	8.2	4,003.1	4,068.7	8.2	4,076.9	4,173.4	8.1	4,181.5	10.8	4,192.3
Treasury shares	f	-	(8.7)	(8.7)	-	(8.6)	(8.6)	-	(17.9)	(17.9)	-	(17.9)
Employee compensation reserve	f	-	3.7	3.7	-	8.8	8.8	-	13.7	13.7	-	13.7
Hedge reserve		-	-	-	-	-	-	-	-	-	377.9	377.9
Fair value reserve		-	-	-	-	-	-	-	-	-	(28.8)	(28.8)
Asset revaluation reserve	d	55.5	(55.5)	-	55.5	(55.5)	-	59.9	(55.5)	4.4	-	4.4
Foreign currency translation reserve	f	(1.1)	1.1	-	(2.4)	0.7	(1.7)	(3.7)	0.2	(3.5)	-	(3.5)
Retained profits		1,776.3	(770.7)	1,005.6	2,074.7	(839.2)	1,235.5	2,193.1	(845.7)	1,347.4	(37.0)	1,310.4
Equity attributable to members of the Company		**5,825.6**	**(821.9)**	**5,003.7**	**6,196.5**	**(885.6)**	**5,310.9**	**6,422.7**	**(897.1)**	**5,525.6**	**322.9**	**5,848.5**
Minority interests in *controlled entities*		14.7	-	14.7	3.8	-	3.8	4.2	-	4.2	-	4.2
Total equity		**5,840.3**	**(821.9)**	**5,018.4**	**6,200.3**	**(885.6)**	**5,314.7**	**6,426.9**	**(897.1)**	**5,529.8**	**322.9**	**5,852.7**

The table on the next page shows the impact of transition to A-IFRS on the comparative Income Statements for the half-year ended 31 December 2004 and for the full year ended 30 June 2005.

Note 7. Impact of Adopting A-IFRS (continued)

	Ref	Previous GAAP 6 months to December 2004 $m	Effect of transition to A-IFRS $m	A-IFRS 6 months to December 2004 $m	Previous GAAP 12 months to June 2005 $m	Effect of transition to A-IFRS $m	A-IFRS 12 months to June 2005 $m
Sales and operating revenue							
Net passenger revenue [1]	a	4,918.0	(122.9)	4,795.1	9,656.5	(84.9)	9,571.6
Net freight revenue [2]		364.3	-	364.3	759.9	-	759.9
Tours and travel revenue		394.3	-	394.3	707.8	-	707.8
Contract work revenue		232.1	-	232.1	484.9	-	484.9
Other sources [1,2]	a	522.3	-	522.3	1,039.7	-	1,039.7
		6,431.0	(122.9)	6,308.1	12,648.8	(84.9)	12,563.9
Expenditure							
Manpower and staff related	b	1,645.5	(32.4)	1,613.1	3,244.9	(65.1)	3,179.8
Selling and marketing	a	282.1	(7.6)	274.5	444.3	57.3	501.6
Aircraft operating - variable	d	1,229.0	(32.6)	1,196.4	2,435.8	(65.2)	2,370.6
Fuel and oil		852.9	-	852.9	1,931.7	-	1,931.7
Property	c,d,f	152.9	0.7	153.6	300.5	1.5	302.0
Computer and communication	c	261.3	5.5	266.8	491.9	10.9	502.8
Tours and travel cost of sales		317.0	-	317.0	563.7	-	563.7
Capacity hire		158.6	-	158.6	341.0	-	341.0
Other		167.5	-	167.5	365.1	-	365.1
Share of net profit of associates	f	(4.6)	(7.0)	(11.6)	(1.8)	(13.9)	(15.7)
Depreciation and amortisation	c,d,f	549.2	70.6	619.8	1,100.0	141.3	1,241.3
Non-cancellable operating lease rentals	c	148.0	(39.9)	108.1	310.0	(79.8)	230.2
		5,759.4	(42.7)	5,716.7	11,527.1	(13.0)	11,514.1
Earnings before interest and tax		**671.6**	**(80.2)**	**591.4**	**1,121.7**	**(71.9)**	**1,049.8**
Interest revenue		48.5	-	48.5	117.0	-	117.0
Interest cost	c	(118.8)	(20.5)	(139.3)	(211.5)	(41.0)	(252.5)
		(70.3)	(20.5)	(90.8)	(94.5)	(41.0)	(135.5)
Profit before tax		**601.3**	**(100.7)**	**500.6**	**1,027.2**	**(112.9)**	**914.3**
Income tax expense	e*	(142.5)	32.1	(110.4)	(262.8)	37.8	(225.0)
Net profit		**458.8**	**(68.6)**	**390.2**	**764.4**	**(75.1)**	**689.3**
Minority interests in net profit		(0.4)	-	(0.4)	(0.8)	-	(0.8)
Net profit attributable to members of the Company		**458.4**	**(68.6)**	**389.8**	**763.6**	**(75.1)**	**688.5**

* Inclusive of the tax impact of other A-IFRS transition adjustments.

1 An amount of $57.9 million (half year) and $178.6 million (full year) was reclassified from passenger revenue to other revenue under previous GAAP.

2 An amount of $46.2 million relating to freight fuel surcharge was reclassified from other revenue to freight revenue under previous GAAP.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2005

Note 8. Change in Accounting Policy

Reconciliation of Financial Instruments as if AASB 139 was Applied at 1 July 2005

In the current year the consolidated entity adopted AASB 132 Financial Instruments: Disclosure and presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets and liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

Application of AASB 132 and AASB 139 prospectively from 1 July 2005

	Note	Previous GAAP $'m	Impact of change in accounting policy $'m	A-IFRS $'m
Receivables		1,130.3	(0.6)	1,129.7
Other financial assets	(a)	-	1,550.1	1,550.1
Net hedge/swap receivable		1,038.8	(1,038.8)	-
Other assets		237.3	34.0	271.3
Investments accounted for using the equity method		356.0	(0.8)	355.2
Other investments	(b)	99.9	(28.8)	71.1
Property, plant and equipment		12,684.5	(1.1)	12,683.4
Payables		(1,913.7)	(5.3)	(1,919.0)
Interest-bearing liabilities		(5,914.7)	(58.8)	(5,973.5)
Other financial liabilities	(a)	-	(571.6)	(571.6)
Net hedge/swap payable		(592.8)	592.8	-
Deferred tax liabilities		(518.2)	(150.9)	(669.1)
Deferred lease benefits		(140.9)	2.7	(138.2)
Issued capital		(4,181.5)	(10.8)	(4,192.3)
Hedge reserve	(a)	-	(377.9)	(377.9)
Fair value reserve		-	28.8	28.8
Retained profits		(1,347.4)	37.0	(1,310.4)

(a) Under previous Australian GAAP, the Qantas Group did not recognise derivatives at fair value on the balance sheet. In accordance with A-IFRS derivatives are now recognised at fair value.

(b) Under previous Australian GAAP, the Qantas Group recorded available-for-sale equity securities at cost. In accordance with A-IFRS they are now recognised at fair value.

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Qantas Airways Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2005, there have been:

- No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

- No contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Mark Epper
Partner

Sydney

15 February 2006

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 39, *are in accordance* with the Corporations Act, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 134 Interim *Financial Reporting and the Corporations* Regulations 2001; and

(b) there are reasonable grounds to believe that Qantas Airways Limited and its controlled entities will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 15 February 2006

KPMG

Independent review report to the members of Qantas Airways Limited

Scope

The Financial Report and Directors' responsibility

The Financial Report comprises the condensed consolidated interim income statement, balance sheet, statement of recognised income and expense, statement of cash flows, accompanying notes 1 to 8 to the financial statements, and the directors' declaration for the Qantas Airways Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2005. The Consolidated Entity comprises Qantas Airways Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First-Time Adoption of Australian equivalents to International Financial Reporting Standards*.

Review approach

We conducted an independent review in order for the Company to lodge the Financial Report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the Financial Report does not present fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

KPMG

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Qantas Airways Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

Mark Epper
Partner

Sydney

15 February 2006

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS
for the half-year ended 31 December 2005

(Unaudited)		Half-Year Ended 31 Dec 2005	Half-Year Ended 31 Dec 2004	Percentage Increase/ (Decrease)
QANTAS INTERNATIONAL - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	4,364	4,385	(0.5)
Revenue passenger kilometres (RPK)	m	28,314	27,409	3.3
Available seat kilometres (ASK)	m	36,521	36,399	0.3
Revenue seat factor	%	77.5	75.3	2.2 pts
Revenue freight tonne kilometres (RFTK)	m	1,382	1,118	23.6
AUSTRALIAN AIRLINES - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	412	427	(3.5)
Revenue passenger kilometres (RPK)	m	1,905	2,053	(7.2)
Available seat kilometres (ASK)	m	2,798	2,852	(1.9)
Revenue seat factor	%	68.1	72.0	(3.9) pts
QANTAS DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,133	8,404	(3.2)
Revenue passenger kilometres (RPK)	m	11,664	11,793	(1.1)
Available seat kilometres (ASK)	m	14,474	14,527	(0.4)
Revenue seat factor	%	80.6	81.2	(0.6) pts
QANTASLINK - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	1,629	1,561	4.4
Revenue passenger kilometres (RPK)	m	1,016	966	5.2
Available seat kilometres (ASK)	m	1,458	1,321	10.4
Revenue seat factor	%	69.7	73.1	(3.4) pts
JETSTAR - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	2,722	1,986	37.1
Revenue passenger kilometres (RPK)	m	2,895	1,907	51.8
Available seat kilometres (ASK)	m	3,823	2,619	46.0
Revenue seat factor	%	75.7	72.8	2.9 pts
QANTAS GROUP OPERATIONS				
TRAFFIC AND CAPACITY				
Passengers carried	000	17,260	16,548	4.3
Revenue passenger kilometres (RPK)	m	45,794	43,907	4.3
Available seat kilometres (ASK)	m	59,074	57,402	2.9
Revenue seat factor	%	77.5	76.5	1.0 pts
Aircraft in service at year end	#	205	196	9 units
FINANCIAL				
Yield (passenger revenue per RPK)	¢	10.87	10.31	5.4
PRODUCTIVITY				
Average full-time equivalent employees	#	35,158	35,310	(0.4)
RPK per employee	000	2,584	2,467	4.7
ASK per employee	000	3,333	3,225	3.3

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX
for the half-year ended 31 December 2005

(Unaudited)	Half-Year Ended 31 December 2005 $m	% of Group Total	Half-Year Ended 31 December 2004 $m	% of Group Total
Qantas	404.4	79.1	467.9	79.1
Australian Airlines	(6.9)	(1.4)	8.5	1.4
QantasLink Group	35.8	7.0	29.2	4.9
Jetstar [1]	27.7	5.4	19.0	3.2
Total Flying Operations	461.0	90.1	524.6	88.6
Other Subsidiaries: [2]				
Qantas Holidays Group	18.4	3.6	27.1	4.6
Qantas Flight Catering Group	16.1	3.2	12.0	2.0
Qantas Defence Services	4.1	0.8	4.0	0.7
Equity Accounting	6.8	1.3	11.6	2.0
Other Subsidiaries	4.6	1.0	12.1	2.1
Total Other Subsidiaries	50.0	9.9	66.8	11.4
Group Earnings Before Interest and Tax	**511.0**	**100.0**	**591.4**	**100.0**

Notes

1 In allocating financing costs across the segments, A320-200 non-cancellable operating lease rentals have been notionally split between principal and interest based upon the effective financing cost to the Qantas Group.

2 Subsidiary operations earnings before interest and tax includes profit earned on services provided to Qantas Airways Limited.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT

as at 31 December 2005

(Unaudited)	Half-Year Ended 31 December 2005 $m	Half-Year Ended 31 December 2004 $m
Borrowing Costs		
Net Borrowing Costs	27.5	90.8
Capitalised Interest	35.5	33.0
Interest on Non-cancellable Operating Leases	80.7	52.1
Adjusted Net Interest Expense	**143.7**	**175.9**
Interest Cover	18.6	6.5
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt ^	5,057.0	5,995.7
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt ^	2.8	2.9

* Average Net Debt balances are calculated on a weighted average basis.

^ Prior year comparative included a revenue hedge receivable of $228.4 million. Current year includes net other financial assets of $887.6 million relating primarily to the fair value of hedge derivatives recognised on balance sheet in accordance with AASB 139.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/02/2006

TIME: 09:46:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Qantas Reports Half Year Profit of $483.5m

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS RESULTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2005

HIGHLIGHTS

- Profit before tax of $483.5 million
- Net profit after tax of $352.6 million
- Revenue of $6.8 billion
- Interim dividend of 11 cents per share fully franked
- Earnings per share of 18.4 cents

QANTAS

Media Release

QANTAS REPORTS HALF YEAR PROFIT OF $483.5 MILLION

SYDNEY, 16 February 2006: Qantas today announced a profit before tax of $483.5 million for the half-year ended 31 December 2005, a 3.4 per cent decrease on the half-year to 31 December 2004.

The 2005 half-year profit includes a one-off restructuring cost of $69.6 million under the airline's Sustainable Future Program. The 2004 half-year results included a release of surplus revenue accounting provisions of $52.1 million.

Adjusting for these two items, profit improved by $104.6 million, or 23.3 per cent during the six months to 31 December 2005.

The result was achieved in very difficult trading conditions, with fuel prices increasing costs by $689.8 million before hedging benefits of $214.7 million, and aggressive competitor capacity increases in the international market.

Net profit after tax was $352.6 million, down 9.6 per cent on the comparative half-year. This figure reflects the impact of the restructuring charges and fuel prices, but also reflects a lower tax expense in the comparative 2004 half-year when the Qantas Group entered into Tax Consolidations.

The Directors declared a fully franked interim dividend of 11 cents per share, an increase of 1 cent per share on the prior half-year.

The Chairman of Qantas, Ms Margaret Jackson, said the increased dividend reflected the confidence of the Board and Management in the airline's future.

"We believe we can continue to grow and invest profitably despite the obvious challenges faced by the industry in all parts of the world.

"While doing this, it is also important that we continue to reward our shareholders by paying franked dividends," she said.

Ms Jackson said the result was a credit to Qantas staff, who had performed with exceptional professionalism and commitment in difficult circumstances, including the second Bali bombing in October 2005, which had impacted leisure travel and Qantas Holidays.

"Despite publicity about job losses and some negative Union comments about Qantas, the facts are that very few Australian companies invest like we do in the growth of the nation or grow employment so consistently, and no other company has better overall employment conditions.

"In the six year period under the current Management team, Qantas has grown employment by 25 per cent, or 7,000 jobs, with more than 90 per cent of our 38,000 staff based in Australia. Our ***be safe!*** occupational health and safety program has delivered a 70 per cent reduction in lost time injuries in the last four years, creating a safer workplace for all employees," she said.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said that Qantas' performance, like all airlines today, was more and more being influenced on an ongoing basis by the price of fuel.

"Fuel costs climbed by 58 per cent in the half year and represented 28 per cent of our net expenditure. Without our successful hedging strategies, this would have been 31 per cent.

"All our business transformation initiatives are now focused on enabling Qantas to meet its future expenditure commitments and profit projections with a fuel cost above US$60 a barrel."

Mr Dixon said the main contributors to the half-year results were:

- $215 million of savings under the Sustainable Future Program which resulted in a unit cost reduction, excluding fuel and restructuring costs, of 5.7 per cent (3.9 per cent excluding foreign exchange rate movements);

- a 5.4 per cent improvement in yield (7.1 per cent excluding foreign exchange rate movements) and a one percentage point improvement in seat factor to 77.5 per cent.

- the major flying businesses, particularly Qantas Domestic, QantasLink and Jetstar, which had performed well in the face of competition and cost pressures;

- the channelling of a 2.9 percent capacity increase between profitable and growing markets (eg, Australian domestic and USA/Australia), domestic leisure markets (using Jetstar) and development markets (eg, Shanghai, Beijing and India);

- very high customer and product satisfaction ratings in all segments of the airline;

- successful product differentiation between the premium business brand Qantas and the value-based Jetstar, which grew capacity by 46 per cent as it took delivery of its 17th A320 aircraft; and

- a strong cashflow from operations which, after capital investments and other financing costs, saw the airline's cash flow position improve by $300 million to just over $2.2 billion.

Mr Dixon said Qantas had to further accelerate the transformation of the company that began at privatisation some 10 years ago.

"The continual changes in our industry mean, more than ever before, that we cannot stand still and the change over the past 10 years will be ongoing.

"The fundamentals of Qantas are strong and we are one of the more competitive airlines in an industry where competition is distorted, whatever some may think, by widespread Government ownership of national flag carriers.

"However, without the efforts of the past we would not now be able to report today's profit. But more is required.

"As we make these changes, job losses across various areas of the business will be inevitable. Importantly, job growth will also occur in other areas as our major investments grow the company," he said.

Mr Dixon said Qantas supported the Australian Government's Work Choices Legislation as it provided greater certainty for investment in new and established businesses, which in turn would also drive employment growth.

"The Legislation is also likely to provide greater flexibility in industrial agreements, which will assist Qantas to be more competitive."

Mr Dixon said there was no doubt that the restructuring process was unsettling to staff and Qantas was well aware of and sensitive to the personal impact of restructuring.

"In the six months to December 2005, just on 600 jobs have been lost as part of restructuring. Virtually all the non-management job losses were handled on the basis of 'expressions of interest'. There were very few compulsory redundancies, which was in line with previous experience at Qantas."

Mr Dixon said Qantas had programs and initiatives in place and planned over the next two years to "lock-in" its competitive strength and a viable cost base.

These programs and initiatives include:

- The development of two distinct and competitive brands – Qantas and Jetstar in the premium/leisure market and in the value based market.

  The Jetstar strategy involves expanding the domestic network, launching international operations and bringing the Jetstar Asia operation closer to the Jetstar Group. New Jetstar joint ventures are also planned for other parts of the world.

  This will mean considerable growth for both brands, especially Jetstar internationally in the next three years, Qantas in new international markets, and the movement of Australian Airlines into the Qantas Airlines structure.

- Large scale investment in more fuel efficient and latest technology aircraft, particularly the A380 from April 2007 for Qantas and the B787 from 2008 for Jetstar.

- The Sustainable Future Program, which is on target to achieve its initial saving target of \$1.5 billion by the end of 2005/06. Over \$1 billion of the extended target of another \$1.5 billion in savings by 2007/08 has already been identified, including:

- An $80 million reduction in Qantas' cost of sale over the next 12 months, following the 25 per cent reduction already achieved over the past three years, in tandem with a program to accelerate the Group's domestic online bookings from 44 per cent of total bookings to 60 per cent. Group online domestic bookings have increased fivefold in the past four years.
- Significant restructuring of Qantas Engineering to establish stand-alone businesses that can compete with the major maintenance repair and overhaul providers (MROs) being set up in North America, Asia and Europe.

- Acceleration of the segmentation of the Qantas Group to provide more flexibility and efficiencies. This will involve a major reorganisation of the current organisational structure (see separate release).
- The sale of Qantas' Catering operations this financial year or, if this is not proceeded with, a substantial restructure of the catering operations over the next 18 months.
- Continued investment in new domestic and international Qantas Club lounges, new inflight product for the A380s, and new technology, with Internet check-in and expanded inflight connectivity planned.

Outlook

As we said at the start of the 2005/06 financial year, the changes we have made to improve the efficiency of our business have been significant. However, the extraordinary cost of fuel will have a substantial ongoing impact on the company. While further reforms in the business are under way, and coupled with the high fuel price, we do not expect to achieve the same levels of profitability in the current financial year.

Australian International Financial Reporting Standards (A-IFRS)

This is the first financial period where Qantas has reported under A-IFRS. Full details are contained within the Australian Stock Exchange (ASX) Appendix 4D.

Group Revenue

Total revenue for the half-year was $6.8 billion, an increase of $538.7 million or 8.5 per cent on the prior half-year compared to capacity growth, measured in Available Seat Kilometres (ASK), of 2.9 per cent. Excluding the unfavourable impact of foreign exchange rate movements, total revenue increased by 10.0 per cent.

Net passenger revenue, including fuel surcharge recoveries, increased by $484.1 million or 10.1 per cent to $5.3 billion with Revenue Passenger Kilometres (RPK) increasing by 4.3 per cent and yield improving by 5.4 per cent. Excluding unfavourable foreign exchange rate movements, net passenger revenue was up 11.7 per cent, with yield improving 7.1 per cent.

Other revenue categories increased by $54.6 million or 3.6 per cent largely due to increased freight revenue from additional wet-leased freighter capacity and the release of surplus revenue provisions of $52.1 million in the comparative half-year.

Expenditure

Total expenditure, including borrowing costs, increased by 9.6 per cent or $555.8 million to $6.4 billion. Excluding the favourable impact of movements in foreign exchange rates, total expenditure increased by 11.6 per cent.

This increase reflected the impact of higher fuel costs, which increased by $494.6 million or 58.0 per cent. Underlying fuel costs increased by $689.8 million before hedging benefits of $214.7 million reflecting an average into-plane fuel price rise of 57.9 per cent. Consumption increased costs by $74.9 million due to a 6.8 per cent increase in barrels consumed reflecting a 5.8 per cent increase in flying hours including freighter aircraft. Favourable foreign exchange rate movements contributed to offset the increase in fuel costs by $55.4 million.

After adjusting for total fuel price increases after hedging, total expenditure was up by 1.4 per cent compared to ASK growth of 2.9 per cent.

Manpower and staff related costs increased by $51.8 million or 3.2 per cent driven predominantly by $46.7 million in redundancy costs under the Sustainable Future Program. Activity growth and a 3.0 per cent Enterprise Bargaining Agreement (EBA) wage increase were largely offset by productivity and other cost improvement initiatives. Full-time equivalent employees (FTEs) decreased by 0.4 per cent on the comparative half-year.

Aircraft operating variable costs increased by 7.8 per cent or $92.8 million. This reflected higher airport fees and en-route charges, particularly in the domestic market, increased engine maintenance costs and higher security charges.

Financing charges, including depreciation, non-cancellable operating lease charges and net interest, decreased by 3.9 per cent or $32.1 million. This reflected lower depreciation costs offset by higher lease costs as new B738 and A320 aircraft were funded under operating leases, and a reduction in net interest due to a higher cash balance, lower debt and interest rate gains from a favourable debt currency mix.

The share of net profit in associates and joint ventures decreased by $4.8 million largely reflecting lower profits in Australian air Express and increased losses in Jetstar Asia, offset by increased contributions from Star Track Express and Travel Software Solutions.

Sustainable Future Program

In total, the Sustainable Future Program delivered $215 million in benefits across the Group in the half-year, bringing the total benefits delivered under the program to over $1.27 billion. The savings delivered in the current half-year comprised labour savings of $73 million, distribution savings of $50 million and $92 million in fleet, product and overhead initiatives.

Restructuring costs associated with the extended Sustainable Future Program, which is on track to deliver $3 billion in benefits over the five years to 2007/08, totalled $69.6 million.

This included $46.7 million in one-off retrenchment costs, including a reduction in the number of management positions by 15 per cent and other voluntary redundancy programs.

Group Unit Costs

Net expenditure cost per ASK increased by 8.5 per cent (11.3 per cent excluding foreign exchange rate movements). After eliminating the impact of unfavourable fuel cost movements and one-off restructuring expenses, unit costs improved by 5.7 per cent (3.9 per cent excluding foreign exchange rate movements).

Net Impact of Foreign Exchange Rate Movements

The net impact of foreign exchange rate movements on the overall profit before tax was a favourable $36.3 million.

Qantas Mainline

EBIT for Qantas Mainline operations totalled $404.4 million a decline of $63.5 million or 13.6 per cent on the comparative half-year.

The Mainline EBIT result includes the majority of the $69.6 million of restructuring costs while the comparative half-year EBIT benefited from the release of the $52.1 million surplus revenue provision. Adjusting the EBIT for these items was an improvement in performance of $58.2 million or 14.0 per cent.

Passenger revenue increased by 8.4 per cent, including fuel surcharge recoveries. This reflected an increase in RPKs of 2.0 per cent resulting in a 1.4 percentage point improvement in seat factor and a yield improvement of 6.2 per cent (8.0 per cent excluding the unfavourable impact of foreign exchange rate movements).

Capacity increased by only 0.1 per cent reflecting a stable fleet and the transfer of some Trans-Tasman (Christchurch) flying to Jetstar in December 2005.

This result was achieved in an environment of continued international competitor growth, with competitor capacity increasing by approximately 7 per cent over the period.

Net expenditure increased by 8.5 per cent predominantly due to fuel costs and the one-off restructuring costs.

QantasLink

QantasLink contributed $35.8 million in EBIT, an increase of $6.6 million or 22.7 per cent. The result reflected strong performance from the Dash 8 business, particularly on the Canberra routes and the Queensland network generally due to the strong resources sector.

Capacity increased by 10.4 per cent, reflecting the transition from BAe146 to B717 flying within Airlink, while RPKs increased 5.2 per cent for a seat factor decline of 3.4 percentage points. Yield, excluding foreign exchange rate movements, improved by 7.7 per cent.

Net expenditure increased by 11.7 per cent, reflecting capacity growth and the impact of fuel prices. Included within the net expenditure increase were one-off mobilisation costs of $9.9 million associated with the transition of BAe146 flying with B717 aircraft and the introduction of the new Dash 8-Q400 turboprop.

Jetstar

Jetstar reported an EBIT of $27.7 million, up $8.7 million or 45.6 per cent on the comparative half-year, which was in line with capacity growth of 46.0 per cent following the expansion of the Jetstar network in both the domestic and international markets.

RPKs increased by 51.8 per cent resulting in an increase in seat factor of 2.9 percentage points to 75.7 per cent. This was partially offset by a decline in yield of 5.6 per cent (excluding foreign exchange rate movements).

Total expenditure increased by 41.6 per cent, which included $3.9 million in start-up costs associated with the introduction of Trans-Tasman services. Jetstar's total expenditure per ASK improved to 8.20 cents which, despite the increase in fuel prices, was below the cost target of 8.25 cents per ASK previously advised.

Australian Airlines

Australian Airlines reported an EBIT loss of $6.9 million compared to a profit of $8.5 million for the comparative half-year. The result reflected tough trading conditions, particularly within the Japan market, the impact of schedule cancellations following the October 2005 Bali bombings and higher fuel costs.

Capacity declined by 1.9 per cent, reflecting the cancellation of Bali flights and the suspension of services to Sabah from April 2005 while traffic declined 7.2 per cent for a decrease in seat factor of 3.9 percentage points. The traffic decrease was partially offset by an improvement in yield of 5.8 per cent (excluding foreign exchange rate movements).

Market Share

Total Qantas Group international market share fell by 1.2 percentage points to 31.3 per cent based on the latest Bureau of Transport and Regional Economics (BTRE) statistics for the four months ended October 2005. This reflected an aggressive 7 per cent market capacity growth over the comparative period by predominantly government owned mid-point carriers.

Total Qantas Group domestic market share for the four months to October 2005 as reported by BTRE was 66.1 per cent.

Qantas Holidays

Qantas Holidays contributed $18.4 million in EBIT for the half-year, a decrease of $8.7 million or 32.1 per cent. This result was driven by lower passenger activity of 4 per cent, unfavourable exchange movements, higher domestic commissions and competitive pressure on margins in a soft market.

In both the domestic and outbound markets the effect of unbundling due to the increased use of direct on-line bookings has seen air land revenues fall by 20 per cent compared to comparative half-year. Some outbound destinations have performed well, however many have been adversely impacted by global events, including the October 2005 Bali bombings which saw bookings decline to this destination by an average of 77 per cent over the October to December 2005 period.

Qantas Flight Catering Group

Qantas Flight Catering Group reported an EBIT of $16.1 million for the half-year, an increase of $4.1 million or 34.2 per cent. After adjusting for $2.8 million of inter-company IT and manpower charges, the underlying EBIT growth was $1.3 million or 10.8 per cent compared to a sales revenue reduction of 1.0 per cent.

External revenue increased by $1.1 million largely due to the expansion of Emirates and Singapore capacity, partially offset by the loss of Cathay Pacific and Queensland Rail. Internal revenue decreased by $3.8 million largely due to the transferring of a number of domestic and international sectors to Jetstar and the descoping of the domestic offering, following the initial launch of the New Domestic Product (NDP) in August 2004.

Material spend has decreased by $2.7 million, due to a number of material management initiatives, while underlying labour costs decreased by $1.0 million with lean manufacturing programs offsetting a 3.0 per cent EBA increase.

Balance Sheet and Cash Flow

Net cash held at 31 December 2005 was $2.2 billion, which was $300.2 million higher than at 30 June 2005.

Cash flow from operations totalled $985.5 million, a decrease of $105.4 million or 9.7 per cent, which largely reflects the reduction in EBDRIT of $49.2 million and higher operating lease rentals of $50.0 million.

Net capital expenditure on new aircraft, aircraft reconfiguration and spares totalled $820.0 million, including delivery of new A330-300 aircraft, A320-200 aircraft for Jetstar, progress payments for A380 aircraft and related equipment.

Net cash outflows from financing activities totalled $240.8 million including dividend payments of $92.2 million net of reinvestment under the Dividend Reinvestment Plan. This compares to a net cash inflow in the prior half-year of $541.0 million, which included the drawdown of $630.0 million under the refinanced syndicated loan facility.

The book debt to total capital ratio, including operating leases and hedges, improved from 47:53 at 30 June 2005 to 43:57 at 31 December 2005. This improvement reflected the increase in cash reserves, reduction in total debt and the first time recognition of a Financial Instruments equity reserve of $330.0 million under Australian Accounting Standard 139 – *Financial Instruments* from 1 July 2005.

Earnings per share decreased 12.3 per cent to 18.4 cents per share reflecting the decline in profit after tax.

Interim Dividend

The interim dividend has been increased by 1 cent to 11 cents per share. This reflects a payout ratio of 60.2 per cent and an interim dividend yield (including franking credits) of 3.9 per cent.

The increased dividend reflects Qantas' objective of rewarding shareholders while continuing to invest in growth, including the recently announced purchase of up to 115 B787 aircraft. This objective is underpinned by the various strategies currently being implemented to deliver continued strong earnings in the future. These include the acceleration of the Sustainable Future Program announced in August 2005, and the continued Segmentation of the business to focus on internal costs and an enhanced ability of our flying businesses to meet customer needs.

With the continued operation of the Dividend Reinvestment Plan and careful management of capital expenditure, the increased dividend meets the dual objective of providing a high dividend yield whilst maintaining an investment grade credit rating.

The fully franked final ordinary dividend of 11 cents per share is payable on Wednesday, 5 April 2006, with a record date (books close) of Wednesday, 8 March 2006.

Issued by Corporate Communication (Q3391)
Media inquiries: Belinda de Rome 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2006

TIME: 09:54:15

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Group Executive Changes

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

QANTAS GROUP EXECUTIVE CHANGES

SYDNEY, 16 February 2006: The Qantas Group today announced a new executive structure to lead the company through the next stage of its business transformation program.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the changes, effective 20 February, centred on a significantly smaller top team with broader responsibilities, in keeping with the efficiency drive throughout the Group.

"The Qantas Group has an excellent portfolio of businesses, with strong positions in our major markets.

"However, each of our businesses operates in an environment of increasing competition.

"Under the new structure, the management of each of the businesses will have the freedom to pursue independent business development initiatives, with accountability for the results.

"At the same time, collaboration between the segments will be a key focus, reflecting the importance of the links between the various businesses in driving value for the Group.

"We are fortunate to have an executive leadership team of the calibre and commitment that we do," he said.

Mr Dixon said seven Executive General Managers would report to him:

- John Borghetti, Executive General Manager Qantas Airlines
- Kevin Brown, Executive General Manager People
- David Cox, Executive General Manager Engineering
- Grant Fenn, Executive General Manager Associated Businesses
- Peter Gregg, Chief Financial Officer and Executive General Manager Strategy
- Alan Joyce, Chief Executive Officer Jetstar
- Rob Kella, Chief Risk Officer

He said the structure had been organised around three key groupings – flying businesses, non-flying businesses, and corporate support.

Flying Businesses

- The flying businesses will be grouped under two major brands – Qantas and Jetstar. John Borghetti will lead the full service airlines, including Qantas (domestic and international), QantasLink and Australian Airlines, and Alan Joyce will be responsible for Jetstar operations including the Australian business, the new international airline and Jetstar Asia.

  The senior management of both flying businesses will work closely to ensure the profitable growth of the Group's flying portfolio to achieve the best result for the company.

Non-flying Businesses

- Current Executive General Manager Airports and Catering, Grant Fenn, will become Executive General Manager Associated Businesses, taking on responsibility for Freight and Qantas Holidays in addition to Airports and Catering, with the focus on growing and diversifying the Qantas Group's earnings stream as well as driving efficiencies in each business.

- David Cox will continue to lead Qantas Engineering, and will be responsible for the Engineering transformation program as well as taking on responsibility for Qantas Defence Services.

Corporate Support

- Chief Financial Officer and Executive General Manager Strategy Peter Gregg will oversee:
  - Finance, led by Deputy Chief Financial Officer Colin Storrie, including financial policy, Treasury, Tax and the Sustainable Future Program;
  - a new Qantas Shared Services (QSS) area, led by the current Head of the Sustainable Future Program Curtis Davies, which will be responsible for Property, Procurement and the Financial Services areas of Revenue Accounting, Accounting Control, Accounts Payable, Credit Management and Group Payroll;
  - a separated Information Technology division, IT Services, to be headed by current Head of IT Business Services, John Willett, who replaces Fiona Balfour as Chief Information Officer; and
  - a streamlined Corporate Centre including Strategy, Economics, Investor Relations, Qantas Consulting and Strategic Procurement divisions, which will provide business segments with advice and support on policy, strategy and stakeholder relations.

- Kevin Brown, as Executive General Manager People, continues to have responsibility for people strategy including industrial relations, remuneration, workforce management initiatives and the implementation of key employee programs aimed at creating a competitive and motivated workforce.

- Current Head of Internal Audit, Rob Kella, will become Chief Risk Officer. A new Risk and Assurance Office, which will include Risk, Safety, Security, Occupational Health and Safety, Environment, Aviation Health Services and Internal Audit, will provide an integrated approach to risk management across the Group.

- The Communication, Public Company and Legal, and Government and International Relations areas continue to serve the Office of the Chief Executive Officer.

Mr Dixon said that every part of the business had aggressive targets for profit, return on assets, cost and growth as applicable.

"Qantas has undergone extensive change in recent years, including the reorganisation into segments in 2003 to give a clearer picture of the true financial performance and cost structure of each part of the company.

"This restructuring has increased accountability and yielded significant benefits, including $1.27 billion of cost and efficiency improvements to date, which have enabled us to invest and grow.

"These achievements have allowed Qantas to stand out as one of the few airline success stories, despite the significant challenges presented by higher fuel prices and aggressive competition.

"These latest organisational changes will now give us the best structure under which to meet the many challenges that lie ahead," Mr Dixon said.

Issued by Qantas Corporate Communication (Q3392)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2006

TIME: 11:49:39

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2005/2006 Half Year Results Presentation to Investors

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Janine JSM11 Smith
Sent by: Janine JSM11 Rolfe

16/02/2006 11:52 AM

To: #Legal_Public Company, Belinda De Rome/SYD/QANTAS@QANTAS, Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Sarah SHO41 Hodge/SYD/QANTAS@QANTAS, Kristy KMC45 McIntyre/SYD/QANTAS@QANTAS
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Janine Rolfe
Assistant Company Secretary
Qantas Airways Limited
ph +61 2 9691 4262
fx + 61 2 9691 3339
mb + 61 410 601 077
janinerolfe@qantas.com.au

----- Forwarded by Janine JSM11 Rolfe/SYD/QANTAS on 16/02/2006 11:52 AM -----

ASX.Online@asx.com.au

16/02/2006 11:50 AM

To: bsjohnson@qantas.com.au, janinesmith@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 307186 as follows:
Release Time: 16-Feb-2006  11:49:38
ASX Code: QAN
File Name: 307186.pdf
Your Announcement Title: Results Investor Presentation Handout
```

307186.pdf

2005/06 Half Year Results
Presentation to Investors

16 February 2006

QANTAS

Group Highlights

		6 months to Dec 2005	6 months to Dec 2004	Increase/ (Decrease) %
Sales and operating revenue	$m	6,846.8	6,308.1	8.5
Expenditure	$m	(6,335.8)	(5,716.7)	10.8
EBIT	$m	511.0	591.4	(13.6)
Net borrowing costs	$m	(27.5)	(90.8)	(69.7)
Profit before tax	$m	483.5	500.6	(3.4)
Net profit after tax	$m	352.6	390.2	(9.6)
Earnings per share	¢	18.4	21.0	(12.3)
Dividend per share	¢	11.0	10.0	10.0

QANTAS

Group Strategy

- **To return the Qantas Group to a position where it generates a positive spread to its cost of capital by**
  - Developing our flying portfolio to provide the most competitive business models in all major markets and segments
  - Extending reforms to achieve permanent unit cost reductions and efficiency improvements in all areas of the business
  - Diversifying our portfolio to grow and smooth the earnings profile of the Group

QANTAS

Qantas

- **Creditable performance**
  - Despite cost and competitive pressures
- **Managing capacity to match demand**
  - Driving revenue, efficiency improvements
- **New services to strengthen international network**
  - Channelling growth towards profitable, growing and developing markets

QANTAS

Qantas

- **Consolidating position on premium domestic routes**
  - Maintaining yield premium and improving efficiency
  - Group domestic share above 65%
- **Further reductions in cost of sale**
- **Improving corporate dealing model**
- **Investment in customer service**
  - A380, end-to-end customer experience

QantasLink

- **Strong turboprop performance**
  - Queensland, Canberra
- **B717s replacing BAe146s**
- **Bombardier Q400s will drive growth**
  - Meet Queensland demand
  - Cascade to other markets

QANTAS

Australian Airlines

- Loss driven by difficult trading conditions
  - Japan, Sabah, Bali
- Airline has delivered on original mandate
  - But market dynamics have changed
- Reviewing best fit within Group flying portfolio

QANTAS

Jetstar

- **Strong contribution in high growth phase**
  - 46% increase in capacity in December half
- **Maintaining competitive cost position**
- **'Free sale' codeshare yielding positive results**
- **Improving Group position in high growth leisure markets**

QANTAS

Jetstar

- **Preparations advanced for long haul international launch**
  - Strengthen footprint, initially in Asia Pacific
  - Then longer haul markets in Europe and the US
- **Initial fleet of four A330-200s, moving to six**
- **Significant cost advantage over competitors**

QANTAS

Jetstar Asia

- Challenging first 12 months
- Consolidation has improved outlook
- Integration within Jetstar Group
- Strong platform to build network in the region
  - New joint ventures

QANTAS

Fleet

- **Aircraft added to service during first half**
  - 2 B737-800s
  - 2 A330-300s
  - 8 A320s
- **Aircraft to be added during second half**
  - 4 B737-800s
  - 1 A330-300
  - 6 A320s
  - 5 Bombardier Q400s

QANTAS

Fleet

- **A380 deliveries to commence April 2007**
- **Committed to minimum 65, up to 115 B787s**
  - Engine Request For Proposal to be issued shortly
- **Evaluating options for B747-400 replacements**
  - Locked in pricing on A380, B787 options/rights
  - Monitoring ultra-long range developments
  - Next generation B747

QANTAS

Sustainable Future Program

$ million	Benefit Achieved in 2003/04	Benefit Achieved in 2004/05	Benefit Achieved in Dec half 05	Target for 2005/06	3 Year Cumulative Total
Labour productivity	**156**	**150**	**73**	**138**	**444**
Fleet simplification, product initiatives and overheads	**211**	**279**	**92**	**282**	**772**
Distribution initiatives	**145**	**116**	**50**	**103**	**364**
Total	**512**	**545**	**215**	**523**	**1,580**

QANTAS

Sustainable Future

- **On track to meet targets:**
  - Original $1.5 billion over three years to June 2006
  - Extended $3 billion over five years to June 2008
  - $1 billion of remaining target identified

- **Realigning cost base to meet new conditions**
  - Meet investment commitments
  - Achieve profit projections
  - At an underlying crude price above $US60 a barrel.

QANTAS

Qantas Engineering

- Close to making decision
- Either extensive restructuring in Australia or outsource large parts offshore
- Targeting 15-20% cost and efficiency improvement

QANTAS

Government

- Awaiting outcome of review of aviation industry policy
- Seeking balanced, considered approach to future liberalisation
  - That reflects uneven playing field
- Clarity on policy settings so we can take strategic decisions

QANTAS

Business Reorganisation

- **Streamlining organisational and executive structure**
  - Smaller top team with broader responsibilities
  - Aligned to business focus
  - Greater segment freedom to pursue independent strategies
  - Increased accountability
- **Promote strategic coordination and collaboration**
  - Network value
  - Optimise Group performance

QANTAS

Freight Operations

- **Solid performance from StarTrack Express**
- **AaE impacted by higher maintenance costs**
- **Qantas to establish freighter operation**
  - Wet-lease B737-300s to AaE
- **Excellent assets with strong market positions**
  - Evaluating options to develop portfolio

QANTAS

Qantas Holidays

- **Profitability impacted by difficult trading conditions**
  - Unbundling, migration to on-line
  - Competitive pressures
  - Stronger $A
- **Successful launch of ReadyRooms 365**
- **Reviewing options to reposition towards higher growth segments**

QANTAS

Catering

- **Improved contribution driven by efficiency programs**

- **Strategic Review well advanced**
  - In discussions to sell all or part of business
  - Alternatively, will restructure extensively

QANTAS

Capital Management

- **Major focus in driving shareholder value**
- **Increased dividend to 11 cents, fully franked**
  - Reflects confidence in ability to drive improved profitability and fund future growth and investment
- **Net cash up $300 million to $2.2 billion at Dec 2005**
  - Operating cashflows reflect reduction in EBDRIT and higher operating lease rentals
  - Focus on controlling capital expenditure

QANTAS

Outlook

- While further reforms in the business are underway, and coupled with the high fuel price, we do not expect to achieve the same level of profitability in the current financial year that we did in 2004/05

QANTAS

2005/06 Interim Results
Supplementary Information

QANTAS

Highlights

		Six months to December 2005	Six months to December 2004 *	Increase/ (decrease) %
Sales and Operating Revenue	$m	**6,846.8**	**6,308.1**	**8.5**
Expenditure	$m	**(6,335.8)**	**(5,716.7)**	**10.8**
EBIT	$m	**511.0**	**591.4**	**(13.6)**
Net borrowing costs	$m	**(27.5)**	**(90.8)**	**(69.7)**
Profit before tax	$m	**483.5**	**500.6**	**(3.4)**
Net Profit after tax	$m	**352.6**	**390.2**	**(9.6)**
Earnings per share	¢	**18.4**	**21.0**	**(12.3)**
Dividend per share	¢	**11.0**	**10.0**	**10.0**

* **Comparative half-year has been restated under A-IFRS**

QANTAS

Revenue



$bn
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$6.3bn
$6.8bn
Dec 2004
Dec 2005

- Net passenger revenue up 10.1%
- Net freight revenue up 27.0%
- Tours and travel revenue down 3.1%
- Contract work revenue up 3.7%
- Revenue from other sources down 7.7%

Note: All revenue movements include the impact of foreign exchange rate movements

QANTAS

Revenue

- **Sales and operating revenue up 8.5% (up 10.0% excluding exchange)**
  - Net passenger revenue up 10.1% (up 11.7% excluding exchange)
    - Group RPKs up 4.3%
    - Group yield up 7.1% (excluding exchange)
  - Net freight revenue up 27.0% (31.1% excluding exchange)
    - Additional wet-lease freighter revenue
    - Freight yield per RFTK up 6.1% (excluding exchange)

QANTAS

Revenue

- Tours and travel revenue down 3.1% (down 3.2% excluding exchange)
  - Decline in passenger numbers due to Bali bombings in October 2005
- Contract work revenue up 3.7% (up 3.7% excluding exchange)
  - Increase in work performed by Qantas Defence Services
- Revenue from other sources down 7.7% (down 8.5% excluding exchange)
  - Comparative half-year included the release of a revenue provision of $52.1 million related to the IRIS revenue accounting system migration

QANTAS

Expenditure


$bn
8.0
6.0
4.0
2.0
0.0
$5.7bn
$6.3bn
Dec 2004
Dec 2005

Note: All expenditure movements include the impact of foreign exchange

- Manpower and staff related costs up 3.2%
- Selling and marketing down 16.6%
- Fuel and oil up 58.0%
- Aircraft operating variable costs up 7.8%
- Computer & communication down 10.1%
- Capacity hire up 21.6%
- Depreciation down 3.0%; Rental costs up 46.3%
- Tours & Travel down 1.4%; Property up 6.2%; Other costs down 13.7%

QANTAS

Expenditure

- **Expenditure excluding net borrowing costs up 10.8% (up 13.0% excluding exchange)**
  - Manpower and staff related costs up 3.2% (up 3.4% excluding exchange)
    - Includes redundancy costs under the Sustainable Future Program (SFP)
    - Group ASKs up 2.9%
    - Increase in wages of 3% under current EBAs
    - Partially offset by SFP benefits
    - Average FTEs down 0.4%
    - Manpower cost per ASK (excluding SFP costs) down 2.6%

QANTAS

Expenditure

- Aircraft operating variable costs up 7.8% (up 9.3% excluding exchange)
  - Higher airport fees and en-route charges associated with an increase in domestic departures
  - Increased engine maintenance including the establishment of Sydney Centre of Excellence
- Fuel and oil costs up 58.0% (up 64.5% excluding exchange)
  - Underlying cost increase of $689.8 million before hedging benefits of $214.7 million
  - 57.9% increase in average US$ into-plane jet fuel prices after hedging
  - Consumption increase of $74.9 million due to a 5.8% increase in flying hours plus freighter aircraft
  - Offsetting this was a favourable foreign exchange movement of $55.4 million

QANTAS

Expenditure

- Depreciation and amortisation costs down 3.0% (down 3.0% excluding exchange)
  - New aircraft between July and December 2004 (4 x A330-300, 3 x B737-800)
  - New aircraft between July and December 2005 (2 x A330-300)
  - Aircraft retired since June 2004 (2 x B767-200, 4 x B737-300)
  - Comparative half-year included accelerated depreciation of aircraft modifications on refinanced aircraft and asset write-offs

QANTAS

Expenditure

- Tours and travel cost of sales down 1.4% (down 1.7% excluding exchange)
  - Compares with a 3.2% decrease (3.2% decrease excluding exchange) in tours and travel sales
- Selling and marketing costs down 16.6% (down 14.8% excluding exchange)
  - Lower advertising due to cost of "I Still Call Australia Home" campaign in the comparative half-year and the scaling back of non essential campaigns
  - Reduced commissions as sales continue to migrate toward direct channels

QANTAS

Expenditure

- Capacity hire costs up 21.6% (up 24.8% excluding exchange)
  - Increased B747 freighter aircraft wet-lease costs
  - Partially offset by reduced Qantas mainline leased in capacity and return of four AWAS B737-300 aircraft between September 2004 and March 2005
- Non-cancellable operating lease rentals up 46.3% (up 47.1% excluding exchange)
  - Jetstar's lease of 17 A320-200 aircraft since July 2004
  - Qantas mainline's lease of five B737-800 aircraft since July 2005
  - Partially offset by the return of five wet-leased BAe146 aircraft

Expenditure

- Property costs up 6.2% (up 6.5% excluding exchange)
  - Increased rents at domestic airport terminals
  - Increased general property contract maintenance including baggage and conveyor belt maintenance.
- Computer and communications down 10.1% (down 9.0% excluding exchange)
  - Lower project contractor costs principally related to the eQ program and Jetsmart
  - Savings from ongoing trend towards internet based reservations

QANTAS

Expenditure

- Other costs down 13.7% (up 6.3% excluding exchange)
  - Largely gains from derivative instruments under A-IFRS
  - Lower insurance premiums from successful renegotiations

- Net borrowing costs up 69.7% (up 67.5% excluding exchange)
  - Due to higher cash balance and lower debt
  - Interest rate gains from a favourable debt currency mix

QANTAS

Expenditure

- Net expenditure per ASK excluding fuel and SFP costs improved by 5.7% (improved by 3.9% excluding exchange)

- Net impact of foreign exchange movements on statement of financial performance
  - Favourable variance of $36.3 million when compared to the comparative half-year

Qantas Mainline



$m
EBIT
600
500
400
300
200
100
0
$467.9m
$404.4m
Dec 2004
Dec 2005

- EBIT of $404.4m, or 79.1% of Group EBIT
- RPKs up 2.0%
- ASKs up 0.1%
- Seat factor up 1.4% pts to 78.4%
- Yield excluding exchange increased by 8.0%

Jetstar



$m
EBIT
30
25
20
15
10
5
0
$19.0m
$27.7m
Dec 2004
Dec 2005

- EBIT of $27.7m, or 5.4% of Group EBIT
- RPKs up 51.8%
- ASKs up 46.0%
- Seat factor up 2.9% pts to 75.7%
- Yield excluding exchange decreased by 5.6%

QANTAS

QantasLink


EBIT
$m
40
35
30
25
20
15
10
5
0
$29.2m
$35.8m
Dec 2004
Dec 2005

- EBIT of $35.8m, or 7.0% of Group EBIT
- RPKs up 5.2%
- ASKs up 10.4%
- Seat factor down 4.7% pts to 69.7%
- Yield excluding exchange increased by 7.7%

QANTAS

Australian Airlines



$m
EBIT
20
15
10
5
0
(5)
(10)
(15)
$8.5m
$(6.9)m
Dec 2004
Dec 2005

- EBIT loss of $6.9m
- RPKs down 7.2%
- ASKs down 1.9%
- Seat factor down 3.9% pts to 68.1%.
- Yield excluding exchange increased by 5.8%

QANTAS

Yields

- Total Domestic yield* (Qantas, QantasLink and Jetstar domestic operations) excluding exchange for the financial year to December 2005 increased by 5.5 per cent when compared with the same period last year

- Total International yield* (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) excluding exchange increased by 7.5 percent over the same period

* Year to date yield trends reflect accounting adjustments for the adoption of A-IFRS and associated reclassifications.

QANTAS

Other Subsidiary Businesses

	EBIT		
	December 2005 $m	December 2004* $m	Increase/ (decrease) $m
Qantas Flight Catering	16.1	12.0	4.1
Qantas Holidays	18.4	27.1	(8.7)
Qantas Defence Services	4.1	4.0	0.1
Share of net profits of Associates and JVs	6.8	11.6	(4.8)
Other Subs & Eliminations	4.6	12.1	(7.5)
Total Portfolio Businesses	**50.0**	**66.8**	**(16.8)**

* Comparative half-year has been restated under A-IFRS

QANTAS

Equity Accounted Investments

Contribution to Net Profit

	December 2005 $m	December 2004* $m	Increase/ (decrease) $m
Australian Air Express	**5.6**	**11.0**	**(5.4)**
Star Track Express	**9.7**	**8.3**	**1.4**
Air Pacific	**2.4**	**2.8**	**(0.4)**
Jetstar Asia / Orangestar	**(12.2)**	**(9.7)**	**(2.5)**
Jet Turbine Services	**(2.3)**	**(1.9)**	**(0.4)**
Thai Air Cargo	**0.7**	**0.2**	**0.5**
Travel Software Solutions	**2.2**	**(0.1)**	**2.3**
Other	**0.7**	**1.0**	**(0.3)**
Total	**6.8**	**11.6**	**(4.8)**

* **Comparative half-year has been restated under A-IFRS**

QANTAS

Balance Sheet and Cashflow

		December 2005	December 2004	Increase/ (decrease) %
Capital Expenditure	$m	**820.0**	**1,199.0**	**(31.6)**
Operating cashflow	$m	**985.5**	**1,090.9**	**(9.7)**
Net Debt	$m	**2,457.7**	**3,655.1**	**(32.8)**
Total Equity	$m	**6,070.9**	**5,529.8**	**9.8**
Leverage*	%	**43:57**	**47:53**	**(4)pts**

* Includes off balance sheet debt and revenue hedge receivables

QANTAS

Group Operational Aircraft Fleet

Aircraft Type	30/06/2005	1H06 In	1H06 (Out)	Transfers	31/12/2005
Qantas					
B747-300	6				6
B747-400	24				24
B747-400ER	6				6
B767-300ER	17				17
B767-336ER	7				7
B737-300	2		(2)		-
B737-300JC	9				9
B737-400	21				21
B737-800NG	27	2			29
A330-200	4				4
A330-300	7	2			9
TOTAL MAINLINE FLEET	**130**	**4**	**(2)**	**-**	**132**
Australian Airlines					
B767-300ER	5				5
Jetstar					
Boeing 717-200	14			(5)	9
A320-200	9	8			17
QantasLink					
Boeing 717-200	-			5	5
BAe 146	9		(5)		4
Turbo Props	33				33
TOTAL GROUP FLEET	**200**	**12**	**(7)**	**-**	**205**

* Aircraft movements are reflected as and when they enter into service.

QANTAS

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2006

TIME: 14:49:45

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

QANTAS

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	2,053,015 Ordinary Shares.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	No issue price or consideration is payable on the issue of shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to Eligible Executives who, in accordance with the Terms and Conditions and Rules of the Qantas Long-Term Executive Incentive Plan (Plan), have submitted a Notice of Conversion to convert Entitlements into Ordinary Shares. The Entitlements were awarded on 24 November 2000, 12 February 2001 and 6 December 2001. The Market Price on Conversion (as defined in the Terms and Conditions of the Plan) is $3.991.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	15 February 2006.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,930,726,656	Ordinary Shares

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
		450,000	144a 20 June 2013 US Issue. Each parcel of Notes has a face value of US$1,000
		6,959,832	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 *Type of securities*

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- Section 724 of the *Corporations Act does not* apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

17 February 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2006

TIME: 14:53:39

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon.
Date of last notice	10 January 2006.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest.
Nature of indirect interest ***(including registered holder)*** Note: Provide details of the circumstances giving rise to the relevant interest.	N/A.
Date of change	15 February 2006.
No. of securities held prior to change	672,751 Direct Interest. 300,000 Indirect Interest.
Class	Ordinary shares.
Number acquired	173,266 ordinary shares.
Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the award of Entitlements under the Qantas Long-Term Executive Incentive Plan (Plan) at the 1999 and 2000 Qantas Annual General Meetings.

No. of securities held after change	846,017 Direct Interest. 300,000 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1,255,005 Entitlements awarded in 2000 (as approved by Shareholders at the 2000 Annual General Meeting) were converted into 173,266 ordinary shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Long-Term Executive Incentive Plan (Plan).
Nature of interest	Vested Entitlements awarded were converted pursuant to the Terms & Conditions and Plan Rules.
Name of registered holder (if issued securities)	Geoffrey James Dixon.
Date of change	15 February 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	<u>Qantas Deferred Share Plan</u> 125,000 rights which may vest on 30 June 2006. 450,000 rights which may vest from 30 June 2007. <u>Qantas Long-Term Executive Incentive Plan</u> 1,738,693 vested Entitlements. Vested Entitlements do not convert to ordinary shares on a one-for-one basis.
Interest acquired	N/A.
Interest disposed	1,255,005 vested Entitlements.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the award of Entitlements under the Plan at the 1999 and 2000 Qantas Annual General Meetings.

Interest after change	**Qantas Deferred Share Plan** 125,000 rights which may vest on 30 June 2006. 450,000 rights which may vest from 30 June 2007. **Qantas Long-Term Executive Incentive Plan** 483,688 vested Entitlements. Vested Entitlements do not convert to ordinary shares on a one-for-one basis.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2006

TIME: 14:57:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg.
Date of last notice	30 September 2005.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A.
Date of change	15 February 2006.
No. of securities held prior to change	151,730 Direct Interest. 285,000 Indirect Interest.
Class	Ordinary shares.
Number acquired	86,633.
Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the award of Entitlements under the Qantas Long-Term Executive Incentive Plan at the 1999 and 2000 Qantas Annual General Meetings.

No. of securities held after change	238,363 Direct Interest. 285,000 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	627,503 Entitlements awarded in 2000 (as approved by Shareholders at the 2000 Annual General Meeting) were converted into 86,633 ordinary shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Long-Term Executive Incentive Plan (Plan).
Nature of interest	Vested Entitlements awarded were converted pursuant to the Terms & Conditions and Plan Rules.
Name of registered holder (if issued securities)	Peter Allan Gregg.
Date of change	15 February 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	<u>Qantas Deferred Share Plan</u> 80,000 Rights which may vest from 30 June 2006. 16,666 Rights which may vest from 20 August 2006. 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. <u>Qantas Long-Term Executive Incentive Plan</u> 705,603 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	N/A.
Interest disposed	627,503 vested Entitlements.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the award of Entitlements under the Qantas Long-Term Executive Incentive Plan at the 1999 and 2000 Qantas Annual General Meetings.

Interest after change	**<u>Qantas Deferred Share Plan</u>** 80,000 Rights which may vest from 30 June 2006. 16,666 Rights which may vest from 20 August 2006. 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **<u>Qantas Long-Term Executive Incentive Plan</u>** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2006

TIME: 18:49:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Welcomes Government Decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

QANTAS WELCOMES GOVERNMENT DECISION

SYDNEY, 21 February 2006: Qantas today welcomed the Federal Government's decision not to grant trans-Pacific access to Singapore Airlines following a comprehensive review of Australia's aviation policy.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the decision recognised the many factors that distorted the regulatory environment in international aviation.

"Liberalisation of market access is essential and must continue. However, this requires equal opportunity for Australian carriers which is not now available in many instances," Mr Dixon said.

Mr Dixon said the Government's decision had not been taken at the expense of competition and consumer interests.

"The trans-Pacific route is currently well serviced by a number of major carriers, with a range of other prospective entrants, such as Virgin Blue and Air Canada, likely to increase competition further," Mr Dixon said.

Mr Dixon said Qantas, while noting the Government's reasons for deciding against requests on foreign ownership limits at this time, would continue to discuss this issue with the Government.

"The removal of foreign ownership limits would have helped Qantas lower its cost of capital, as well as provided parity with other Australian international carriers, allowing us to operate competitively while not in any way endangering our role as a major Australian company.

"We also note there has been no decision made with regard to depreciation rates, and will continue to talk to the Government about the impact of the current schedules on our competitiveness, given the relatively advantageous position enjoyed by our competitors."

Mr Dixon said overall, the Government's review had clarified the medium-term policy framework and would assist in making important decisions in growth and the restructuring of the business.

"The situation regarding heavy maintenance, which has been the subject of recent discussions, is a major decision that must be actioned. The result of our review of these operations should be announced within the next few weeks."

The Chairman of Qantas, Ms Margaret Jackson, said she had noted the Government's comments suggesting that the Boards of Qantas and Singapore Airlines should consider the advantages to be gained by a strategic alliance between the two airlines.

"The Minister has rightly acknowledged that this is a commercial matter. However, while Qantas is looking at many major issues at the moment, this is not one of them," she said.

Issued by Qantas Corporate Communication (Q3395)
Media Inquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/03/2006

TIME: 12:06:54

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement on Engineering & Maintenance Operations

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS STATEMENT ON ENGINEERING AND MAINTENANCE OPERATIONS

SYDNEY, 9 March 2006: Qantas Airways said today it would close its B747 heavy maintenance operations in Sydney by May as part of a major review of all its aircraft engineering operations.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the review would initially see Qantas invest in, and retain, its wide body heavy maintenance facilities in Australia.

"A longer term commitment to retaining the operations in Australia will depend on Qantas achieving competitive benchmarks with the larger global Maintenance Repair and Overhaul providers (MROs) now dominating world aviation.

"Retaining three wide body maintenance facilities in Australia is no longer viable under this scenario. We have one chance to make this work and we are determined to succeed."

Mr Dixon said Qantas had to be competitive in every area in which it invested as the company moved towards a cost base that could ensure profitable operations with an oil price above US$60 a barrel.

Mr Dixon said the closure of the Sydney base would result in the loss of around 480 jobs.

"However, through re-deployment the number of people who leave the company as a result of this decision could reduce to around 340."

Mr Dixon said the review at Qantas Engineering would see:

- Heavy maintenance for Qantas' Boeing 747 fleet transferred from Sydney to the airline's base in Avalon, Victoria, with an increase in employment opportunities at Avalon;
- Heavy maintenance for the B767 fleet continue at the airline's new purpose-built facility in Brisbane, also with increased employment opportunities;
- A review over the next six months of the airline's narrow body aircraft heavy maintenance operations, currently carried out at Tullamarine in Melbourne;

- An investment of around $50 million in infrastructure and technology to facilitate the restructuring;

- Qantas Engineering seeking third-party work within the region when the restructuring was complete; and

- A commitment to retain a comprehensive apprentice program for the training of future aviation engineers in Australia.

Mr Dixon said the decision to close the airline's Sydney heavy maintenance base, after more than 55 years of operation, was regretted, but necessary.

"We have severe space limitations at Sydney and the limitations will increase in future years.

"Following this decision, we will still have more than 2,900 people employed in engineering in Sydney as well as almost 18,000 Sydney-based staff in other departments.

"We would need to vacate by 2009, or 2010 at the latest, even if the Sydney base had provided the most efficient outcome for Qantas.

"However, workplace efficiencies recently negotiated with the workforce at Avalon will enable us to start immediately to achieve the productive scale necessary to compete with offshore options," he said.

Mr Dixon said much had been achieved over the past five years by the Qantas engineering management and employees to affect change.

"However, the unprecedented upheavals in global aviation in more recent years have seen much more accelerated outsourcing of engineering and maintenance by major airlines.

"This has resulted in facilities being established in countries with significant scale and immediate cost advantage against 'in-house' operations like Qantas of 15 to 20 per cent.

"This is not a position we can sustain without major change," he said.

Mr Dixon said Qantas' review of its engineering and maintenance had involved in-depth considerations of overseas options.

"While moving considerable parts of our business overseas would have provided overall greater savings, the successful restructuring in Australia also had the benefit of significant savings that would make the airline competitive, while preserving a much-desired skill base within the country."

Mr Dixon said Qantas planned to achieve savings of around A$100 million per annum from restructuring all of its engineering operations, principally through consolidation, process improvements and more flexible work rules.

"The changes are aimed at delivering a competitive MRO by mid 2008.

"There will be in-depth reviews in June 2007 and June 2008. If we do not achieve the required targets and cost structure we will look at other alternatives."

Mr Dixon said Qantas could not commit at this stage to carrying out at its own facilities the heavy maintenance on its A330 and its new B787 aircraft due into service in 2008.

"However, these aircraft will be maintained in Australia if we can meet our restructuring targets."

Mr Dixon said Qantas would work closely with its people throughout the restructuring process and take all steps to minimise the impact.

"There will be some redeployment opportunities for Sydney heavy maintenance staff in other locations and full outplacement services for those people leaving the company.

"All apprentices can be retained in their current positions or by redeployment."

Mr Dixon said Qantas rejected claims that the restructuring of the company's engineering and maintenance operations was a safety issue.

"Qantas' enviable safety record has nothing to do with any particular group. It has to do with how the company has, over many decades, invested many hundreds of millions of dollars on the selection of its people and on the training of those people, and on facilities and infrastructure.

"These same standards would continue to be maintained whatever form our operations take in the future."

Mr Dixon said Qantas had shown, more than any other global Australian company, that it was, where possible, committed to employing Australians in Australia.

"However, it is wrong to suggest, as some union officials do in times of disagreement, that only Australians can maintain aircraft or only Australians can fly aircraft.

"This is a nonsense and is proven to be by the operational performance of airlines around the world every day.

"What these officials should be doing is helping to ensure that Australian airlines and, in this case Qantas in particular, have the maximum flexibility and productivity to meet international competition instead of mouthing emotional slogans about safety and threatening industrial action every time we seek to meet new challenges.

"Qantas has created 7,000 new jobs in the past six years, all as a result of continuing change throughout all sections of the company and major investment, particularly in aircraft and training. We can only continue to do this by embracing best practice in all our businesses."

Mr Dixon said even with today's changes, Qantas would continue to employ more than 6,000 people across its engineering and maintenance operations Australia-wide.

He said Qantas had invested more than $300 million in its engineering and maintenance operations over the past five years to accommodate growth, upgrade facilities, expand training and facilitate business improvements.

"This has included the $85 million Brisbane maintenance facility, a $55 million Materials and Logistics Centre in Sydney and our $20 million Rolls Royce Engine Centre of Excellence in Sydney."

Issued by Qantas Corporate Communication (Q3400)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

3/17/06 11:21 FAX100 -> 61 2 96913339 Page 1 of 1

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
APR 3 0 2007
160

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/03/2006

TIME: 11:19:20

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats January 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2006

Summary of Traffic and Capacity Statistics

Month of January 2006

January Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 5.2 per cent over the previous year. RPKs increased by 3.7 per cent, while ASKs were up 2.5 per cent, resulting in a revenue seat factor of 80.4 per cent, which was 0.9 percentage points higher than the previous year.

Financial Year to Date January 2006

Total Domestic yield excluding exchange for the financial year to January 2006 increased by 5.4 per cent when compared to the same period last year. Total International yield excluding exchange increased by 7.6 per cent over the same period.

Group passenger numbers for the financial year to January 2006 increased by 4.4 per cent from the previous year. RPKs increased by 4.2 per cent, while ASKs increased by 2.8 per cent, resulting in a revenue seat factor of 78.0 per cent, 1.1 percentage points higher than the previous year.

Recent Developments

On 9 March 2006, Qantas announced it would close its Sydney B747 heavy maintenance operations as part of a major review of all its aircraft engineering operations. Qantas said it would initially invest in, and retain, its wide body heavy maintenance facilities in Australia. A longer term commitment to retaining the operations in Australia will depend upon Qantas achieving competitive benchmarks with the larger global Maintenance Repair and Overhaul providers now dominating world aviation. Qantas said it had to be competitive in every area in which it invested as the company moved toward a cost base that could ensure profitable operations with an oil price above US$60 a barrel.

On 21 February 2006, Qantas welcomed the Federal Government's decision not to grant trans-Pacific access to Singapore Airlines. Qantas said the decision recognised the many factors that distorted the regulatory environment in international aviation. Liberalisation of market access is essential and must continue. However, this requires equal opportunity for Australian carriers which is not now available in many instances. Qantas also said the removal of foreign ownership limits would have helped it reduce its cost of capital, as well as provide parity with other international carriers, allowing it to operate competitively while not in any way endangering its role as a major Australian company.

On 16 February 2006, Qantas announced its financial results for the six months ended 31 December 2005. Highlights included a profit before tax of $483.5 million, a net profit after tax of $352.6 million, revenue of $6.8 billion, earnings per share of 18.4 cents and a fully franked interim dividend of 11 cents per share.

On 16 February 2006, Qantas also announced a new executive structure to lead it through the next stage of its business transformation program. Qantas said the changes centred on a significantly smaller top team with broader responsibilities, in keeping with the efficiency drive throughout the Qantas Group. Under the new structure, the management of each of the businesses will have the freedom to pursue independent business development initiatives, with accountability for the results. At the same time collaboration between the segments will be a key focus, reflecting the importance of the links between the various businesses in driving value for the Group. Qantas said the new structure has been organised around three key groupings - flying businesses, non-flying businesses and corporate support.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2006

	Month 2005/06	Month 2004/05	Change	Financial Year to Date 2005/06	Financial Year to Date 2004/05	Change
Qantas Domestic *						
Passengers carried ('000)	1,261	1,258	0.2%	9,394	9,662	(2.8)%
Revenue Passenger Kilometres (m)	1,854	1,802	2.9%	13,518	13,595	(0.6)%
Available Seat Kilometres (m)	2,301	2,287	0.6%	16,775	16,814	(0.2)%
Revenue Seat Factor (%)	80.6	78.8	1.8 pts	80.6	80.9	(0.3) pts
QantasLink						
Passengers carried ('000)	243	223	8.9%	1,873	1,784	5.0%
Revenue Passenger Kilometres (m)	159	141	13.2%	1,175	1,107	6.2%
Available Seat Kilometres (m)	242	206	17.4%	1,700	1,528	11.2%
Revenue Seat Factor (%)	65.8	68.2	(2.4) pts	69.1	72.5	(3.4) pts
Jetstar *						
Passengers carried ('000)	560	428	30.9%	3,282	2,414	35.9%
Revenue Passenger Kilometres (m)	625	420	48.8%	3,520	2,326	51.3%
Available Seat Kilometres (m)	774	549	41.0%	4,598	3,169	45.1%
Revenue Seat Factor (%)	80.6	76.4	4.2 pts	76.6	73.4	3.2 pts
Qantas International						
Passengers carried ('000)	749	794	(5.7)%	5,113	5,179	(1.3)%
Revenue Passenger Kilometres (m)	5,141	5,164	(0.4)%	33,456	32,572	2.7%
Available Seat Kilometres (m)	6,277	6,367	(1.4)%	42,798	42,766	0.1%
Revenue Seat Factor (%)	81.9	81.1	0.8 pts	78.2	76.2	2.0 pts
Australian Airlines						
Passengers carried ('000)	68	68	0.0%	480	495	(3.0)%
Revenue Passenger Kilometres (m)	346	344	0.7%	2,251	2,397	(6.1)%
Available Seat Kilometres (m)	506	492	2.9%	3,299	3,345	(1.4)%
Revenue Seat Factor (%)	68.4	69.9	(1.5) pts	68.2	71.7	(3.5) pts
Total Group Operations *						
Passengers carried ('000)	2,881	2,738	5.2%	20,142	19,286	4.4%
Revenue Passenger Kilometres (m)	8,125	7,836	3.7%	53,920	51,743	4.2%
Available Seat Kilometres (m)	10,100	9,853	2.5%	69,170	67,256	2.8%
Revenue Seat Factor (%)	80.4	79.5	0.9 pts	78.0	76.9	1.1 pts

Notes
Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.
The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).
* Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Total Group Operations.

Key
(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 14:19:07

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	24,308,788 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 5 April 2006, being the payment date of the 11¢ interim dividend.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2.5% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by Link Market Services was $3.9054. This will result in an issue price under the DRP of $3.8078 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	5 April 2006.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,955,035,444	Ordinary Shares

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,500	144A 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
		450,000	144A 20 June 2013 US Issue. Each parcel of Notes has a face value of US$1,000
		6,959,832	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

21 March 2006

Kathryn Loader

21/03/2006 02:35 PM

To: Jane JBO99 Boyle/SYD/QANTAS, Sarah SHO41 Hodge/SYD/QANTAS, Kristy KMC45 McIntyre/SYD/QANTAS, Belinda De Rome/SYD/QANTAS
cc:
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

____

Kathryn Loader
Manager Public Company
Qantas Airways Limited
Level 9, Building A,
203 Coward Street, Mascot, NSW, 2020
Tel: 02 9691 3488
Fax: 02 9691 3339
Mobile: 0407 151 100

----- Forwarded by Kathryn Loader/SYD/QANTAS on 21/03/2006 02:21 PM -----

ASX.Online@asx.com.au

21/03/2006 02:19 PM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au, jonesmelissa@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 318118 as follows:
Release Time: 21-Mar-2006 14:19:02
ASX Code: QAN
File Name: 318118.pdf
Your Announcement Title: Appendix 3B

318118.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2006

TIME: 18:24:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas to Raise US$400 Million

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS TO RAISE US$400 MILLION

SYDNEY, 29 March 2006: Qantas Airways Limited announced today that it would raise US$400 million of unsecured debt.

The Chief Financial Officer of Qantas, Mr Peter Gregg, said the funds were being raised through a Rule 144A/Regulation S offering of 6.05% 10-year notes due 2016.

The offering was priced at 133 basis points over the 10 year US benchmark treasury bond.

The net proceeds from the offering will be used for general corporate purposes, which may include the acquisition of aircraft and aircraft related assets.

"This is the fourth time that Qantas has accessed the US debt markets since 1993," Mr Gregg said.

"The notes were rated Baa1 by Moody's Investor Services and BBB+ by Standard & Poor's, and were well received by investors. We are pleased with our ability to continue to diversify our funding sources and extend our debt maturity profile."

Issued by Qantas Corporate Communication (Q3410)
Media Enquiries: Simon Rushton - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2006

TIME: 15:23:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats - February 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2006

Summary of Traffic and Capacity Statistics

Month of February 2006

February Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 1.3 per cent over the previous year. RPKs and ASKs for the group both increased by 2.9 per cent, resulting in a revenue seat factor of 76.0 per cent, unchanged when compared with the previous year.

Financial Year to Date February 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to February 2006 increased by 5.0 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.4 per cent over the same period.

Group passenger numbers for the financial year to February 2006 increased by 4.1 per cent from the previous year. RPKs increased by 4.1 per cent, while ASKs increased by 2.9 per cent, resulting in a revenue seat factor of 77.7 per cent, 0.9 percentage points higher than the previous year.

Recent Developments

On 28 March 2006, Jetstar commenced services between Perth and Melbourne Avalon. Jetstar is operating its fleet of Airbus A320 aircraft on the new daily direct service, with the aircraft featuring 177 wide leather seats and video on demand in-flight entertainment available for hire. Jetstar said it will now look for further opportunities to grow services from an expanded route network into and out of Perth.

On 27 March 2006, Qantas announced it would convert four Boeing 737-300 aircraft to freighters for domestic freight operator Australian air Express. Qantas said this was the first jet freighter conversion work ever to be undertaken in Australia. Qantas also said it will establish a new operation to undertake the work at its facility in Avalon, Victoria, creating 60 jobs. The conversion work will commence in April 2006 and be completed by January 2007 with the aircraft entering service as they are completed from August this year.

On 16 March 2006, Qantas announced it would join other **one**world alliance airlines in co-locating at London Heathrow's Terminal 3 in 2008. Qantas said the move would follow the opening of Heathrow's new Terminal 5 in March 2008. The opening of Terminal 5 will provide Qantas, as well as its **one**world partners with the opportunity to locate their operations in what will be a fully upgraded state-of-the-art Terminal 3. Qantas also said Terminal 3 will provide improved transport links into central London, easier connections to British Airways' regional and European services operating from Terminal 5 and, with all **one**world carriers located in Terminal 3, simpler transfers between Qantas services and those operated by alliance partners.

On 8 March 2006, Jetstar announced it secured approval from its pilot group to amend its existing Enterprise Agreement with their pilots. The strong majority vote in support of amendments to the Jetstar Airways Pilots Agreement 2005 provides both higher pay and the opportunity for some of the carrier's existing pilots to move from narrow body to wide body jet aircraft to undertake long haul international flying. Jetstar said the Enterprise Agreement was accepted by a 73 per cent majority and was voted upon by almost 90 per cent of Jetstar's pilot group. The Agreement was also certified in the Australian Industrial Relations Commission in Sydney.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2006

	Month			Financial Year to Date		
	2005/06	2004/05	Change	2005/06	2004/05	Change
Qantas Domestic *						
Passengers carried ('000)	1,158	1,210	(4.3)%	10,552	10,871	(2.9)%
Revenue Passenger Kilometres (m)	1,577	1,608	(1.9)%	15,095	15,203	(0.7)%
Available Seat Kilometres (m)	2,120	2,065	2.7%	18,895	18,879	0.1%
Revenue Seat Factor (%)	74.4	77.9	(3.5) pts	79.9	80.5	(0.6) pts
QantasLink						
Passengers carried ('000)	247	234	5.4%	2,120	2,019	5.0%
Revenue Passenger Kilometres (m)	153	142	7.9%	1,328	1,249	6.3%
Available Seat Kilometres (m)	235	200	17.3%	1,934	1,728	11.9%
Revenue Seat Factor (%)	65.1	70.8	(5.7) pts	68.7	72.3	(3.6) pts
Jetstar *						
Passengers carried ('000)	445	363	22.7%	3,727	2,777	34.2%
Revenue Passenger Kilometres (m)	490	361	35.9%	4,010	2,687	49.2%
Available Seat Kilometres (m)	686	515	33.1%	5,284	3,684	43.4%
Revenue Seat Factor (%)	71.4	70.0	1.4 pts	75.9	72.9	3.0 pts
Qantas International						
Passengers carried ('000)	651	676	(3.7)%	5,764	5,855	(1.6)%
Revenue Passenger Kilometres (m)	4,413	4,323	2.1%	37,869	36,896	2.6%
Available Seat Kilometres (m)	5,613	5,625	(0.2)%	48,411	48,391	0.0%
Revenue Seat Factor (%)	78.6	76.9	1.7 pts	78.2	76.2	2.0 pts
Australian Airlines						
Passengers carried ('000)	52	58	(10.3)%	532	553	(3.8)%
Revenue Passenger Kilometres (m)	267	295	(9.7)%	2,518	2,693	(6.5)%
Available Seat Kilometres (m)	426	455	(6.3)%	3,726	3,800	(2.0)%
Revenue Seat Factor (%)	62.5	64.9	(2.4) pts	67.6	70.9	(3.3) pts
Total Group Operations						
Passengers carried ('000)	2,553	2,520	1.3%	22,695	21,806	4.1%
Revenue Passenger Kilometres (m)	6,900	6,708	2.9%	60,820	58,451	4.1%
Available Seat Kilometres (m)	9,080	8,826	2.9%	78,250	76,081	2.9%
Revenue Seat Factor (%)	76.0	76.0	0.0 pts	77.7	76.8	0.9 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Total Group Operations.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 11:15:59

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	28 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 April 2006
No. of securities held prior to change	12,625
Class	Ordinary Shares
Number acquired	365
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8078
No. of securities held after change	12,990
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" *should be disclosed in this part.*

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 11:19:49

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Cosgrove
Date of last notice	14 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct (personal superannuation fund)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 April 2006
No. of securities held prior to change	2,000
Class	Ordinary
Number acquired	57
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8078
No. of securities held after change	2,057
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 11:24:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garry Arthur Hounsell
Date of last notice	28 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest (personal superannuation fund)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 April 2006
No. of securities held prior to change	31,837
Class	Ordinary Shares
Number acquired	919
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8078
No. of securities held after change	32,756

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 11:28:11

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Douglas Packer
Date of last notice	14 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 April 2006
No. of securities held prior to change	50,000
Class	Ordinary
Number acquired	1,444
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.8078
No. of securities held after change	51,444
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
APR 3 0 2007
160
WASH. D.C.

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/04/2006

TIME: 09:37:19

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Group International Networks

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Legal

Media Release

QANTAS GROUP INTERNATIONAL NETWORKS

MELBOURNE, 11 April 2006: The Qantas Group today took a major step in its two-brand strategy, with the announcement of Jetstar's proposed international route network* from November 2006.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said as part of the strategy to focus on two strong brands – Qantas and Jetstar – the Australian Airlines brand would cease to exist from July 2006.

Mr Dixon said Australian Airlines staff would operate services under the Qantas brand. (This is called a wet lease operation in the aviation industry.)

"From a customer perspective, these flights will be like all other Qantas international services. They will have Qantas flight numbers, aircraft will be branded in Qantas livery and crew in Qantas uniforms will provide Qantas inflight product," he said.

"Australian Airlines has done an outstanding job over the past few years, but we are determined to take full advantage of Jetstar's success, with its highly competitive cost structure and service standards."

Mr Dixon said that Jetstar had created 1,300 new jobs since it commenced flying.

"A further 550 new positions will be created by mid 2007 for its international operations," he said.

"We are creating two distinct and viable flying businesses in what remains a very difficult operating environment of continuing record high fuel prices.

"Jetstar will be grown aggressively over the next three years while we continue to expand Qantas' international operations.

"The result will be two separate, competitive brands, with Qantas targeting premium business and leisure passengers and Jetstar concentrating primarily on leisure markets.

"This is a very positive development that will boost Australian tourism at the same time as enabling the Qantas Group to grow."

Mr Dixon said the changes announced today would see:

- Australian Airlines aircraft and crew continuing to operate from the Cairns base under the new arrangements;
- Cairns remain a major hub for Qantas international services, with 49 return flights per week;
- the establishment of new Japan routes for the Qantas Group, with Jetstar flying daily Sydney-Osaka and Osaka-Brisbane-Sydney services;
- Jetstar flying to new destinations for the Qantas Group in Vietnam (Ho Chi Minh City) and Thailand (Phuket); and

- Group services to Honolulu increase to eight flights a week, with Jetstar offering three per week from Sydney and two per week from Melbourne in addition to Qantas' three weekly Sydney-Honolulu flights.

Mr Dixon said that from 1 July, around 40 Australian Airlines cabin crew positions would be lost progressively, with no compulsory redundancies expected.

"Around 370 Australian Airlines positions will remain in Cairns, in addition to Jetstar's own Cairns base, which is expected to grow," he said.

Mr Dixon said from July:

- Qantas' thrice-weekly Adelaide-Darwin-Singapore A330-300 services would operate non-stop between Adelaide and Singapore;
- the five services operated each week by Australian Airlines between Cairns and Singapore would be operated by Qantas via Darwin;
- Australian Airlines' four weekly Cairns-Gold Coast services would cease, with a new daily Qantas international flight linking Brisbane and Cairns to cater for the inbound tourism market, particularly from Japan; and
- Australian Airlines' current twice-weekly Cairns-Hong Kong and four weekly Cairns-Sydney services would cease.

Qantas will continue to provide:

- double daily flights between Cairns and Tokyo;
- daily flights between Cairns and each of the Japanese cities of Nagoya and Osaka;
- a daily international flight between Cairns and Sydney, to cater for the inbound tourism market, particularly from Japan; and
- a total of seven services per week to Bali from Sydney, Melbourne and Perth, with Sydney and Melbourne flights to progressively transition to Jetstar.

Mr Dixon said Jetstar's long-haul services would complement Qantas' international network and provide customers with low fare, direct flights between Australia and a range of emerging and established holiday destinations.

He said Jetstar's proposed route network included six destinations in Asia and the Pacific – Bangkok, Phuket, Osaka, Ho Chi Minh City, Bali and Honolulu – operated by two-class Airbus A330-200 aircraft.

"The network will ultimately provide more services to Asia and the Pacific before expanding with second stage flying to Europe and other destinations.

"The Jetstar fleet will transition to the 311-seat Boeing 787 Dreamliner aircraft – part of Qantas' $20 billion fleet reinvestment program – from August 2008."

Customers affected by these changes will be contacted by Qantas or their travel agent.

subject to regulatory approval.

Issued by Qantas Corporate Communication (Q3418)
Media Enquiries: Sonya Sandham - Telephone (02) 9691 3473

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 11/04/2006

TIME: 09:37:29

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jetstar International Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Jetstar MEDIA RELEASE

11 April 2006
Melbourne **(2 pages)**

Jetstar to fly to South East Asia, Japan and the Pacific

Jetstar has released plans to commence flights to 6 international destinations covering 9 international routes directly from Sydney, Melbourne or Brisbane.

The fully owned Qantas subsidiary will seek to commence long haul international flights from November 2006 operating an initial fleet of Airbus A330-200s offering two classes of service, subject to regulatory approval.

These will be the first international markets to be served from Australia under the Jetstar brand with wide bodied aircraft. Jetstar successfully commenced its first international services last December operating some trans Tasman flights from Christchurch with its existing fleet of narrow bodied Airbus A320s.

Jetstar's proposed launch network for its long haul international services will operate either between Sydney, Melbourne and/or Brisbane to:

Thailand	(Bangkok and Phuket)	**Vietnam**	(Ho Chi Minh City)
Japan	(Osaka)	**Indonesia**	(Bali)
United States	(Honolulu)		

Jetstar will seek to fly its inaugural long haul international service from Melbourne International Airport, and has commenced the process of upgrading its Air Operator Certificate to operate wide bodied jet aircraft.

It will transition from an interim fleet of six A330-200 aircraft by mid 2007 to a fleet of 12 new Boeing 787 aircraft, with delivery of Jetstar's first B787 scheduled for August 2008.

Qantas Chief Executive Officer Geoff Dixon made the announcement in Melbourne at Jetstar's corporate headquarters, where an additional 50 positions have been created to support the carrier's international growth plans.

Jetstar Chief Executive Alan Joyce said an anticipated 550 new direct jobs would be created in Jetstar with the move into long haul international flying with the A330-200 fleet.

Jetstar's launch international markets operated by four A330-200 aircraft include:

Sydney International Airport to:	**Frequency**
Sydney – Honolulu	**3 per week**
Sydney – Bali	**2 per week**
Sydney – Phuket	**3 per week**
Sydney – Vietnam (Ho Chi Minh City)	**3 per week**
Sydney - Osaka (Kansai)	**Daily**

Melbourne International Airport to:	**Frequency**
Melbourne – Honolulu	**2 per week**
Melbourne – Bali	**2 per week**
Melbourne – Bangkok	**3 per week**
Brisbane International Airport to:	**Frequency**
Osaka (Kansai) – Brisbane – Sydney	**Daily**

Mr Joyce said Jetstar's long haul international services would achieve the lowest cost air operations of all international carriers operating in Australia.

"This will allow Jetstar to sustainably offer low fares to customers flying long haul directly between Australia to new and fast growing overseas destinations for the Qantas Group," Mr Joyce said.

"Jetstar is committed to offering the lowest fares on the markets we will serve in the future.

"Jetstar will fly point to point between Sydney and Vietnam three times weekly, serve Bali and Hawaii directly from both Sydney and Melbourne, and enter the Japanese market for the first time.

"The commencement of a daily direct two class Jetstar service between Sydney - Osaka and a return daily flight direct from Osaka to Brisbane and onto Sydney is a major proactive step by the Qantas Group in working to restore growth in inbound Japanese visitation to Australia."

Mr Joyce said Jetstar would launch its fares and flight schedule for its initial long haul services along with features surrounding a two class international inflight product in June.

Jetstar will offer two classes of travel on its long haul international services – StarClass and Economy Class. The A330-200 is configured to 303 seats including 38 in 'StarClass', Jetstar's premium cabin.

"StarClass will offer a seat similar to a Qantas Domestic Business Class seat. Benefits will include in-seat power, Qantas Frequent Flyer points and Status Credits, meals and beverages and video on demand," Mr Joyce said.

Some of the features of Jetstar's international product would include:

- Assigned seating with online seat selection at Jetstar.com;
- All leather seating in both StarClass and Economy;
- Passenger interlining for international connections on selected airlines in line with Jetstar's trans Tasman product;
- Video on Demand;
- Qantas Frequent Flyer points and Status Credit points earned on JetFlex and StarClass fares and access to Qantas lounges for Qantas Club members. Qantas Frequent Flyer redemptions on all flights;
- Qantas Codeshare arrangement on all flights.

Jetstar today also announced that one of Australia's leading and most influential chefs, Mr Neil Perry, would work with Jetstar on the design and customer service delivery of its future international inflight offering for its long haul flights.

Mr Perry has been consulting to Qantas on menu development for the past 8 years.

Mr Joyce said Jetstar would aspire to have the highest quality inflight product and welcomed Neil Perry's involvement in the implementation of the airline's approach to providing an innovative and appealing inflight service.

Media enquiries:

Simon Westaway	**General Manager, Corporate Relations**
M: +61 (0) 401 994 627	**simon.westaway@jetstar.com**
Simone Pregellio	**Jetstar Corporate Relations**
M: +61 (0) 418 981 470	**simone.pregellio@jetstar.com**

www.jetstar.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/04/2006

TIME: 14:22:26

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AIZ: Air NZ & Qantas Apply to Cooperate on the Tasman

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Legal

Media Release

QANTAS AND AIR NEW ZEALAND SIGN TASMAN AGREEMENT

SYDNEY, 12 April 2006: Qantas and Air New Zealand today signed an agreement that will see the airlines work together on network, schedule, pricing and marketing initiatives for Tasman operations.

The Tasman Networks Agreement (TNA) extends to the airlines' value-based subsidiaries Jetstar and Freedom Air.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the TNA, which was subject to regulatory approval in Australia and New Zealand, did not involve any shareholding.

"For some time we have been exploring avenues for greater cooperation with Air New Zealand," Mr Dixon said.

"This commercial agreement enables us to maintain network presence, while realigning some of the current surplus capacity on the Tasman.

"We plan to develop a combined schedule that allows us both to better utilise aircraft and save costs.

"The TNA also allows Qantas and Air New Zealand to codeshare, delivering significant benefits to customers flying between Australia and New Zealand by providing access to both carriers' networks."

Mr Dixon said benefits to customers would include:

- sustainable low fares;
- a better spread of departure times;
- new destination opportunities; and
- Frequent Flyer benefits.

Mr Dixon said the agreement would provide customers of both Qantas and Air New Zealand with access to improved schedules.

"The combined network of Qantas and Air New Zealand means that passengers have a greater choice of trans-Tasman routes and flight times."

Mr Dixon said the TNA would be implemented as soon as regulatory approval was received. This process is expected to take around six months.

Issued by Qantas Corporate Communication (Q3419)
Media Enquiries: Sonya Sandham - Telephone 02 9691 3473

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/04/2006

TIME: 18:14:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Qantas to Increase Fuel Surcharges

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS TO INCREASE FUEL SURCHARGES

SYDNEY, 26 April 2006: The Qantas Group said today that it would increase its domestic and international fuel surcharges in response to continuing record crude oil and jet fuel prices.

The new surcharges, for tickets issued in Australia on or after 5 May 2006, will be:

Travel	New Surcharge	Increase
▪ Qantas Australian and New Zealand Domestic	$31 incl GST	$5
▪ Jetstar Domestic	$24 incl GST	$5
▪ QantasLink (jet services)	$31 incl GST	$9
▪ QantasLink (turboprop services)	$29 incl GST	$7
▪ Qantas trans-Tasman	$56	$10
▪ Jetstar trans-Tasman	$45	$10
▪ Qantas and Australian Airlines International	$98	$23

The Executive General Manager of Qantas, Mr John Borghetti, said the cost of fuel remained a critical issue – not only for Qantas, but across the airline industry.

"We introduced our first fuel surcharges in May 2004, when crude oil was trading at US$40 a barrel," Mr Borghetti said.

"Since then, oil prices have nearly doubled and the benchmark Singapore jet fuel price has increased from US$44 a barrel to more than US$88 a barrel.

"Our 2005/06 fuel bill is expected to be around A$2.9 billion, and on current forecasts, approximately A$3.9 billion in 2006/07 after hedging.

"While we have hedged the crude oil component of our 2005/06 fuel cost at around US$56 a barrel, the unprecedented increase in the price of jet fuel means the Group's fuel bill will have risen by around A$1 billion after hedging, compared to 2004/05.

"Our fuel surcharges, including this latest increase, will only partially offset some of this very significant additional cost."

Mr Borghetti said Qantas would continue to closely monitor the surcharges and their impact on demand.

The surcharges apply to each flight/sector shown on a ticket.

Issued by Qantas Corporate Communication (Q3425)
Media Enquiries: Simon Rushton Tel: 02 9691 3742

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2006

TIME: 08:57:15

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Dividend Policy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Chief Financial Officer &
Executive Director
Peter Gregg

QANTAS

8 May 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Qantas Dividend Policy

On page 13 of today's Australian Financial Review, an article entitled "Catering Sale on Backburner" states: "Mr Mitchell (Merrill Lynch analyst) said Qantas's dividend could also be at risk, which Mr Gregg confirmed."

This is an incorrect report. At no time have I, or anyone at Qantas, indicated that Qantas' dividend policy is likely to be changed or that the 2005/06 dividend will be cut.

Yours faithfully

Peter Gregg

Qantas Airways Limited
ABN 16 009 661 901
Bldg A/9 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3454 Facsimile 61 (2) 9691 3065

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/05/2006

TIME: 09:09:41

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats March 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS MARCH 2006

Summary of Traffic and Capacity Statistics

Month of March 2006

March Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers were unchanged when compared to the previous year. RPKs and ASKs for the group increased by 0.5 per cent and 4.3 per cent respectively, resulting in a revenue seat factor of 75.1 per cent, down 2.8 percentage points when compared with the previous year. The results reflect the impact of Easter, which fell during the prior corresponding period compared with April this year, and some disruption due to Cyclone Larry in Queensland.

Financial Year to Date March 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to March 2006 increased by 4.8 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.9 per cent over the same period.

Group passenger numbers for the financial year to March 2006 increased by 3.6 per cent from the previous year. RPKs increased by 3.6 per cent, while ASKs increased by 3.0 per cent, resulting in a revenue seat factor of 77.4 per cent, 0.5 percentage points higher than the previous year.

Recent Developments

On 26 April 2006, Qantas announced increases to domestic and international fuel surcharges in response to continuing record crude oil and jet fuel prices. The surcharge for Qantas Domestic and Domestic New Zealand travel will increase by $5, from $26 to $31 per sector. The surcharge for Jetstar domestic travel will increase by $5, from $19 to $24 per sector. QantasLink jet services will increase by $9, from $22 to $31 per sector, while QantasLink turboprop services will increase by $7, from $22 to $29 per sector. For Qantas trans-Tasman travel the surcharge will increase by $10, from $46 to $56 per sector, while Jetstar trans-Tasman services will increase by $10, from $35 to $45 per sector. For other international travel on Qantas and Australian Airlines the surcharge will increase by $23, from $75 to $98 per sector. The surcharges will be effective on tickets issued on or after Friday, 5 May 2006.

On 12 April 2006, Qantas announced that it had signed an agreement with Air New Zealand that will see the airlines work together on network, schedule, pricing and marketing initiatives for Tasman operations. Qantas said that the Tasman Networks Agreement (TNA) extended to the airlines' value-based subsidiaries Jetstar and Freedom Air. The TNA, which is subject to regulatory approval in Australia and New Zealand, does not involve any shareholding. Qantas said the commercial agreement will enable it to maintain network presence, while realigning some of the current surplus capacity on the Tasman. The airlines plan to develop a combined schedule that will allow better aircraft utilisation and cost savings. The TNA also allows Qantas and Air New Zealand to codeshare, delivering significant benefits to customers flying between Australian and New Zealand by providing access to both carriers' networks. Qantas said the TNA would be implemented as soon as regulatory approval was received, with the process expected to take around six months.

On 11 April 2006, Qantas announced Jetstar's proposed international route network from November 2006. Qantas said this was a major step in its strategy to focus on two strong brands – Qantas and Jetstar. As part of the strategy, the Australian Airlines brand would cease to exist from July 2006. Qantas said Australian Airlines aircraft and crew based in Cairns would continue to operate services under the Qantas brand. Jetstar's proposed route network would include six destinations in Asia Pacific – Bangkok, Phuket, Osaka, Ho Chi Minh City, Bali and Honolulu. Jetstar will be grown aggressively over the next three years while Qantas' international operations will continue to expand. Qantas said the result would be two separate, competitive brands, with Qantas targeting premium business and leisure passengers and Jetstar concentrating on leisure markets.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MARCH 2006

	Month			Financial Year to Date		
	2005/06	2004/05	Change	2005/06	2004/05	Change
Qantas Domestic *						
Passengers carried ('000)	1,345	1,403	(4.1)%	11,897	12,275	(3.1)%
Revenue Passenger Kilometres (m)	1,852	1,890	(2.0)%	16,947	17,094	(0.9)%
Available Seat Kilometres (m)	2,392	2,313	3.4%	21,287	21,192	0.4%
Revenue Seat Factor (%)	77.4	81.7	(4.3) pts	79.6	80.7	(1.1) pts
QantasLink						
Passengers carried ('000)	298	265	12.4%	2,418	2,285	5.8%
Revenue Passenger Kilometres (m)	185	161	15.0%	1,513	1,410	7.3%
Available Seat Kilometres (m)	278	220	26.2%	2,212	1,948	13.6%
Revenue Seat Factor (%)	66.7	73.2	(6.5) pts	68.4	72.4	(4.0) pts
Jetstar *						
Passengers carried ('000)	490	430	14.2%	4,218	3,207	31.5%
Revenue Passenger Kilometres (m)	549	438	25.4%	4,559	3,125	45.9%
Available Seat Kilometres (m)	796	603	31.8%	6,080	4,288	41.8%
Revenue Seat Factor (%)	69.0	72.5	(3.5) pts	75.0	72.9	2.1 pts
Qantas International						
Passengers carried ('000)	688	734	(6.3)%	6,452	6,589	(2.1)%
Revenue Passenger Kilometres (m)	4,731	4,760	(0.6)%	42,600	41,656	2.3%
Available Seat Kilometres (m)	6,208	6,116	1.5%	54,619	54,507	0.2%
Revenue Seat Factor (%)	76.2	77.8	(1.6) pts	78.0	76.4	1.6 pts
Australian Airlines						
Passengers carried ('000)	58	69	(15.9)%	591	622	(5.0)%
Revenue Passenger Kilometres (m)	292	343	(15.0)%	2,810	3,036	(7.5)%
Available Seat Kilometres (m)	460	498	(7.6)%	4,186	4,298	(2.6)%
Revenue Seat Factor (%)	63.4	68.9	(5.5) pts	67.1	70.6	(3.5) pts
Total Group Operations						
Passengers carried ('000)	2,880	2,880	0.0%	25,576	24,687	3.6%
Revenue Passenger Kilometres (m)	7,609	7,571	0.5%	68,429	66,022	3.6%
Available Seat Kilometres (m)	10,134	9,719	4.3%	88,384	85,800	3.0%
Revenue Seat Factor (%)	75.1	77.9	(2.8) pts	77.4	76.9	0.5 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Total Group Operations.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/05/2006

TIME: 11:07:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on the Level of Foreign Relevant Interest inQANShares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

QANTAS

10 May 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 29 November 2005, Qantas advised the market that foreign persons had a relevant interest in approximately 46.21% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than one percent.

Based on the most recent reconciliation, Qantas advises the market that recent foreign sales, together with a recent issue of shares under Qantas' Dividend Reinvestment Plan, have resulted in foreign persons having a relevant interest in approximately 44.90% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 17/05/2006

TIME: 10:43:16

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Retirement of James Kennedy as Non-Executive Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, *it is mandatory to elodge announcements using ASX Online*. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Company Secretary
Brett Johnson

QANTAS

17 May 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Retirement of James Kennedy A.O. C.B.E.

Qantas today announced that James Kennedy will retire as a Director of Qantas Airways Limited after more than 10 years on the Board.

Mr Kennedy was appointed to the Qantas Board in October 1995 and his retirement will take effect on 30 June 2006.

The Chairman of Qantas, Margaret Jackson, made the following comments:

"Jim joined Qantas soon after it became a publicly listed company and he has made a wonderful contribution over the ten and a half years. Jim has been the Chairman of the Audit Committee and a member of the Chairman's Committee and Remuneration Committee. On behalf of the Board, I would like to thank Jim for his efforts and wish him well for the future."

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/05/2006

TIME: 08:37:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

James Strong joins Qantas Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

JAMES STRONG JOINS QANTAS BOARD

SYDNEY, 31 May 2006: The Chairman of Qantas, Margaret Jackson, today announced the appointment of James Strong AO as a non-executive Director of the Board of Qantas Airways Limited.

Mr Strong will fill a casual vacancy on the Qantas Board and take up the position effective from 1 July 2006.

Ms Jackson said that Mr Strong had previously held the position of Chief Executive Officer and Managing Director of Qantas Airways between 1993 and March 2001, following an appointment to the Qantas Board in 1991.

"It is now more than five years since James retired from Qantas as CEO and I am thrilled that he has agreed to join the board as a director," she said.

"In his time as Chief Executive at Qantas, James led the company through its transition from a government-owned company to a fully-privatised business. His depth of knowledge of aviation coupled with his extensive business and eminent Board experience will be invaluable to the deliberations at Qantas," Ms Jackson said.

James Strong was made an Officer of the Order of Australia in 2006 for services to business, commerce and the arts.

He is Chairman of Woolworths Limited and Insurance Australia Group Limited (IAG) as well as other arts and private organisations.

His former senior executive roles have included Group Chief Executive of the DB Group in New Zealand and National Chairman of Partners of Corrs Chambers Westgarth. He was also Chief Executive Officer of Australian Airlines from December 1985 until September 1989.

Issued by Qantas Corporate Communication (Q3432)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/06/2006

TIME: 12:26:59

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

APRIL 2006

	Month			Financial Year to Date		
	2005/06	2004/05	Change	2005/06	2004/05	Change
Qantas Domestic *						
Passengers carried ('000)	1,324	1,349	(1.9)%	13,221	13,624	(3.0)%
Revenue Passenger Kilometres (m)	1,916	1,876	2.1%	18,863	18,970	(0.6)%
Available Seat Kilometres (m)	2,354	2,275	3.5%	23,641	23,468	0.7%
Revenue Seat Factor (%)	81.4	82.5	(1.1) pts	79.8	80.8	(1.0) pts
QantasLink						
Passengers carried ('000)	298	261	14.4%	2,715	2,545	6.7%
Revenue Passenger Kilometres (m)	193	160	20.6%	1,706	1,570	8.7%
Available Seat Kilometres (m)	271	213	26.8%	2,483	2,162	14.9%
Revenue Seat Factor (%)	71.1	74.8	(3.7) pts	68.7	72.6	(3.9) pts
Jetstar *						
Passengers carried ('000)	556	418	33.1%	4,774	3,625	31.7%
Revenue Passenger Kilometres (m)	624	433	44.1%	5,183	3,558	45.7%
Available Seat Kilometres (m)	819	585	40.0%	6,899	4,873	41.6%
Revenue Seat Factor (%)	76.2	74.0	2.2 pts	75.1	73.0	2.1 pts
Qantas International						
Passengers carried ('000)	701	703	(0.3)%	7,153	7,294	(1.9)%
Revenue Passenger Kilometres (m)	4,713	4,478	5.2%	47,312	46,134	2.6%
Available Seat Kilometres (m)	6,068	5,876	3.3%	60,687	60,383	0.5%
Revenue Seat Factor (%)	77.7	76.2	1.5 pts	78.0	76.4	1.6 pts
Australian Airlines						
Passengers carried ('000)	56	63	(11.1)%	647	685	(5.5)%
Revenue Passenger Kilometres (m)	259	294	(11.9)%	3,069	3,330	(7.9)%
Available Seat Kilometres (m)	382	471	(18.9)%	4,568	4,769	(4.2)%
Revenue Seat Factor (%)	67.8	62.5	5.3 pts	67.2	69.8	(2.6) pts
Total Group Operations						
Passengers carried ('000)	2,935	2,778	5.7%	28,510	27,467	3.8%
Revenue Passenger Kilometres (m)	7,705	7,224	6.7%	76,133	73,246	3.9%
Available Seat Kilometres (m)	9,895	9,395	5.3%	98,278	95,195	3.2%
Revenue Seat Factor (%)	77.9	76.9	1.0 pts	77.5	76.9	0.6 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Total Group Operations.

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2006

TIME: 09:48:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Forecast

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

ASX RELEASE

SYDNEY, 21 June 2006: Qantas Airways said today that its full year profit for 2005/06 would be at the lower end of analysts' forecasts.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the current range of analyst forecasts was between $670 million and $895 million profit before tax and after restructuring costs.

Mr Dixon said that, at this stage, after restructuring costs of approximately $153 million, the profit before tax would be around $670 million.

"We have advised the market since reporting a 2004/05 profit before tax of $914.3 million (adjusted for Australian equivalents to International Financial Reporting Standards) that we would not achieve the same level of profitability in 2005/06," Mr Dixon said.

"This position has been reinforced by a $1 billion increase in fuel costs for 2005/06 after hedging, a significant amount of which will not be recovered by surcharges."

Mr Dixon said Qantas had also decided not to sell its Catering operations, the expected proceeds of which had been included in its 2005/06 forecast.

"The offers we received for our Catering business did not represent good value compared to the benefits we expect to achieve by retaining the business and restructuring it," he said.

The restructure of Qantas Catering will initially provide improvements in Earnings Before Interest and Tax (EBIT) in excess of $15 million per annum. (See separate release.)

Mr Dixon said Qantas was making solid progress towards its target of $3 billion of benefits through Sustainable Future for the five years to June 2008.

"These reforms will lead to an improved cost structure in future years. However, if fuel prices continue at this level, further restructuring will be required," he said.

Issued by Qantas Corporate Communication (Q3443)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2006

TIME: 09:53:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Catering Restructure

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS RESTRUCTURES CATERING

SYDNEY, 21 June 2006: Qantas said today that it would retain its catering business and substantially restructure the operation.

Qantas Executive General Manager Associated Businesses, Mr Grant Fenn, said the decision followed a review of operations that had included major restructuring opportunities and a potential sale of the business.

He said the prices that were available from the market did not represent good value when compared with Qantas' restructure plans.

"The first stage of the restructure will provide a 45 per cent increase on current Earnings Before Interest and Tax (EBIT) forecasts of $34 million.

"Initially, the restructure will focus on our two Sydney catering facilities – QFCL Sydney, located on our Sydney Jetbase, and Caterair Sydney, located nearby at Mascot.

"The greatest volume of our catering work is carried out at these two centres and each currently services both Qantas and client airlines.

"Over the next nine months, we will reorganise the work by concentrating all client airline catering services in one facility and all the Qantas catering services in the other.

"This will enable us to operate more efficiently by streamlining processes at the dedicated facilities."

Mr Fenn said some positions would be affected by the change.

"We will manage the impact on our people as far as possible through redeployment, attrition and by reducing casual hours. As many as 30 redundancies may be required, but we expect these will all be achieved through expressions of interest.

"We do not expect these changes to impact on product and service delivery during the transition process."

Mr Fenn said that the restructure of Qantas' five other flight catering centres – in Melbourne, Brisbane, Perth, Adelaide and Cairns – would also commence immediately.

"This will involve an extensive review of the supply chain – improving product engineering and demand forecasting, reducing inventory lines, leveraging our buying power and improving our use of food production technologies," he said.

Mr Fenn said the Qantas Group's Brisbane-based Snap Fresh business would not be affected by the changes.

Issued by Qantas Corporate Communication (Q3444)
Media Enquiries: Simon Rushton Tel: +612 9691 3742

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/07/2006

TIME: 14:40:09

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Alexander Strong
Date of appointment	1 July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
25,948 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of securities**
Strong Aviation Services and Investments (SASI) Pty Ltd (Indirect interest in personal investment company)	1,332 Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/07/2006

TIME: 11:45:53

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics May 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
MAY 2006

Summary of Traffic and Capacity Statistics

Month of May 2006

May Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 6.1 per cent when compared to the previous year. RPKs and ASKs for the Group increased by 6.5 per cent and 5.2 per cent respectively, resulting in a revenue seat factor of 71.9 per cent, up 0.8 percentage point when compared with the previous year.

Financial Year to Date May 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to May 2006 increased by 4.5 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.9 per cent over the same period.

Group passenger numbers for the financial year to May 2006 increased by 4.0 per cent from the previous year. RPKs increased by 4.2 per cent, while ASKs increased by 3.4 per cent, resulting in a revenue seat factor of 77.0 per cent, 0.6 percentage point higher than the previous year.

Recent Developments

On 21 June 2006, Qantas said its full year profit for 2005/06 would be at the lower end of analysts' forecasts. Qantas said that after restructuring costs of approximately $153 million, the profit before tax would be around $670 million. Qantas had previously advised that it would not achieve the same level of profitability this year that it did last year. That position had been reinforced by a $1 billion increase in fuel costs for 2005/06 after hedging, a significant amount of which will not be recovered by surcharges.

On 21 June 2006, Qantas announced it will retain its catering business and substantially restructure the operation. Qantas said the decision followed a review of operations that had included major restructuring opportunities and a potential sale of the business. The prices that were available from the market did not represent good value when compared with restructure plans. Qantas said the first stage of the restructure will provide a 45 per cent increase on current Earnings Before Interest and Tax forecasts of $34 million. The restructure will initially focus on the two Sydney catering facilities, QFCL and Caterair, but will also include the restructure of flight catering centres in Melbourne, Brisbane, Perth, Adelaide and Cairns.

On 14 June 2006, Qantas said it will hold discussions with Airbus after a thorough internal review of the implications for Qantas of the delay of the Airbus A380 aircraft. Qantas said discussions with Airbus will centre around the new delivery timetable, competitive issues, compensation and possible short-term replacement aircraft. Qantas also said it hoped to alleviate some of the difficulties by deferring the retirement of aircraft, redirecting capacity and securing replacement capacity.

On 8 June 2006, Qantas announced it has been named the world's number two airline in the Skytrax Awards for the second consecutive year. Qantas also won the Best Airline-Australasia and Best Airline-Trans Pacific awards, for the third and second years respectively. Qantas said international aviation is one of the most competitive businesses in the world and it is a testament to Qantas' standards that it has held the number two ranking in both 2005 and 2006. The 2006 Skytrax awards involved a nine-month worldwide survey of over 13.6 million air travellers who submitted nominations for the key Airline of the Year category, plus a wide range of regional and product and service categories.

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MAY 2006

	Month			Financial Year to Date		
	2005/06	2004/05	Change	2005/06	2004/05	Change
Qantas Domestic *						
Passengers carried ('000)	1,291	1,281	0.8%	14,512	14,904	(2.6)%
Revenue Passenger Kilometres (m)	1,811	1,767	2.5%	20,674	20,737	(0.3)%
Available Seat Kilometres (m)	2,375	2,332	1.8%	26,016	25,800	0.8%
Revenue Seat Factor (%)	76.3	75.8	0.5 pts	79.5	80.4	(0.9) pts
QantasLink						
Passengers carried ('000)	303	258	17.6%	3,019	2,803	7.7%
Revenue Passenger Kilometres (m)	193	156	23.7%	1,899	1,725	10.1%
Available Seat Kilometres (m)	287	220	30.5%	2,770	2,381	16.3%
Revenue Seat Factor (%)	67.2	70.9	(3.7) pts	68.6	72.5	(3.9) pts
Jetstar *						
Passengers carried ('000)	486	380	28.1%	5,260	4,005	31.4%
Revenue Passenger Kilometres (m)	571	391	46.3%	5,754	3,949	45.7%
Available Seat Kilometres (m)	862	567	51.9%	7,761	5,440	42.7%
Revenue Seat Factor (%)	66.3	68.9	(2.6) pts	74.1	72.6	1.5 pts
Qantas International						
Passengers carried ('000)	622	627	(0.8)%	7,775	7,925	(1.9)%
Revenue Passenger Kilometres (m)	4,334	4,131	4.9%	51,646	50,265	2.7%
Available Seat Kilometres (m)	6,045	5,911	2.3%	66,732	66,294	0.7%
Revenue Seat Factor (%)	71.7	69.9	1.8 pts	77.4	75.8	1.6 pts
Australian Airlines						
Passengers carried ('000)	49	61	(19.7)%	695	746	(6.8)%
Revenue Passenger Kilometres (m)	234	281	(16.9)%	3,302	3,611	(8.6)%
Available Seat Kilometres (m)	359	435	(17.5)%	4,927	5,204	(5.3)%
Revenue Seat Factor (%)	65.1	64.6	0.5 pts	67.0	69.4	(2.4) pts
Total Group Operations						
Passengers carried ('000)	2,751	2,593	6.1%	31,261	30,064	4.0%
Revenue Passenger Kilometres (m)	7,143	6,709	6.5%	83,275	79,955	4.2%
Available Seat Kilometres (m)	9,928	9,437	5.2%	108,206	104,632	3.4%
Revenue Seat Factor (%)	71.9	71.1	0.8 pts	77.0	76.4	0.6 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Total Group Operations.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2006

TIME: 16:39:45

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Extends Contracts for CEO & CFO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). *The only fax number to use* is **1900 999 279**.

QANTAS

Media Release

QANTAS EXTENDS CONTRACTS FOR CEO AND CFO

SYDNEY, 8 August 2006: The Chairman of Qantas, Margaret Jackson, announced today that Geoff Dixon would continue as Chief Executive Officer (CEO) of Qantas on an ongoing contract, replacing his current employment contract which was to expire on 1 July 2007.

Ms Jackson also announced Chief Financial Officer (CFO), Peter Gregg, whose current contract concludes later this year, has also agreed to remain in his role on an ongoing contract.

Ms Jackson said that continuity of leadership was particularly important in the current aviation environment, where the challenges confronting the industry have never been greater.

"Geoff is an outstanding Chief Executive. His leadership and experience have been invaluable since he took on the role in March 2001, with Qantas outperforming most of its peers in the global airline industry."

"Peter has been Chief Financial Officer at Qantas since September 2000, and we are very pleased that he will continue in this role," she said.

"With the airline continuing to face tough operating conditions, with historically high fuel prices and increasing international competition, the Board is delighted that Geoff and Peter have agreed to continue in their current roles on an ongoing basis."

Issued by Qantas Corporate Communication (Q3456)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

The new agreements continue to provide for an appropriate balance of fixed and variable pay, in line with the provisions of the previous contracts.

The key terms and conditions relating to Mr Dixon's contract involve:

Term :	Ongoing. The contract end date of 1 July 2007 under previous contract has been removed.
Fixed Remuneration (FAR):	FAR of $2.31 million pa inclusive of superannuation and subject to annual review
Incentives :	
Short Term Incentive – Performance Cash Plan	Target award under the Performance Cash Plan of 60% per annum of FAR - dependent on the company and Mr Dixon achieving agreed targets.
Medium Term Incentive – Performance Share Plan	Awards of performance shares are made each year under this plan, subject to the company and Mr Dixon achieving agreed targets against the Balanced Scorecard of Financial, Customer, People (Safety) and Operational measures. Shareholder approval will be sought for grants under this plan at the 2006 Annual General Meeting.
Long Term Incentive – Performance Rights Plan	Rights are awarded at the commencement of a three year performance period. Shares can be awarded, in relation to each right, subject to relative total shareholder returns performance against two comparator groups: 1) Companies with ordinary shares included in the S&P/ASX 100 Index; and 2) A basket of 11 listed Global Airlines. Shareholder approval will also be sought for grants under this plan at the 2006 Annual General Meeting.
Payment on signing new contract	Under Mr Dixon's previous employment contracts, he had entitlements of 37.2 months FAR plus $500,000 to be paid as either cash or as superannuation. These entitlements were agreed as part of his previous contracts, and would have been payable on termination of his original contract ending on 1 January 2005. Under the new ongoing contract of employment, Mr Dixon will receive a benefit totalling $7.66m payable as a superannuation contribution.

This payment represents no increase in benefit to Mr Dixon beyond what has been preserved under previous contracts.

PAYE and Superannuation tax obligations will be met by Mr Dixon, and employer tax obligations met by Qantas.

Mr Dixon's new employment contract does not contain any retirement entitlements other than the notice provisions of six months by Mr Dixon and 12 months by Qantas.

Termination provisions: Resignation or Retirement by Mr Dixon	Mr Dixon may terminate his employment at any time by giving Qantas 6 months' written notice. All unvested equity is ordinarily forfeited on resignation, however the Board may elect to allow vesting of his entitlements under the special circumstances provisions of the Deferred Share Plan. There would be no right to a payment under the Performance Cash Plan.
Termination by Qantas with notice	Qantas may terminate the CEO's employment at any time by giving 12 months' written notice to the CEO, or by paying in lieu of notice. Any award under the Performance Cash Plan for the year of termination would be paid at the end of the Performance Year on a pro-rata basis (subject to the Board confirming that company and individual performance requirements have been met for that year). Deferred shares already issued under the Performance Share Plan will vest on a pro-rata basis for the part of the performance period, under each award, that has been served at the date of termination. Unvested performance rights at termination will remain in force (as if the CEO was remaining in employment) subject to two conditions: • there will be a pro-rata lapse of awards at termination for the part of the performance period (typically 3 years) under each award that remains unserved at termination; and

- for any awards for which less than 18 months of the Performance period relating to that award has been served will lapse in full.

Termination without notice	Qantas may terminate Mr Dixon's contract with immediate effect for cause. In this event, all incentive entitlements including current year's Cash Plan and any unvested equity entitlements will be forfeited.

Mr Dixon's participation in the incentive plans is subject to the terms and conditions of each plan which, other than the specific provisions disclosed above, are outside the contract of employment, and are outlined in the 2005 Annual Report.

New Contract arrangements for Mr Peter Gregg (CFO)

Similarly, Mr Gregg's new employment contract is an ongoing contract and his FAR of $1.375 million is also inclusive of superannuation and subject to annual review. His cash bonus target each year is 50% cent per annum of FAR.

Under Mr Gregg's previous employment contract, he was entitled to receive 36 months FAR plus $395,000 upon his end of contract on 31 December 2006.

Under the new ongoing contract of employment, Mr Gregg will receive a payment totalling $4.52 million following the signing of this contract. Similar to Mr Dixon, Mr Gregg's new employment contract does not contain any retirement entitlements beyond mutual notice provisions of six months by Mr Gregg, and 12 months by Qantas.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/07/2006

TIME: 14:25:07

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Joseph Kennedy
Date of last notice	2 January 2002
Date that Director ceased to be Director	30 June 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,975 Ordinary Shares (Kennedy Investment Fund A/C)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 14:55:51

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Launches Freight Business

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS LAUNCHES FREIGHT BUSINESS

SYDNEY, 16 August 2006: Qantas today announced the formation of a new wholly owned subsidiary domestic air freight business, Express Freighters Australia, to commence operations from October 2006.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said Express Freighters Australia would wet lease B737-300 freighter aircraft to Australian air Express (AaE) under a 12-year contract.

"This is a new and exciting business that is about growth for the Qantas Group," Mr Dixon said.

"Express Freighters Australia will not only provide increased revenue, but also new employment for pilots and additional work volumes for Qantas engineers.

"We will commence operations in October with one aircraft and four pilots, growing to four aircraft and up to 40 pilots by March 2007."

Mr Dixon said Qantas Engineering had been contracted to carry out the conversion of the B737-300 aircraft for the new business at its Avalon base, as well as provide through-life maintenance support for the aircraft.

He said Express Freighters Australia had already employed pilots under Australian Workplace Agreements (AWAs) for the start up of the new business.

"The pilots' AWAs have pay rates and conditions in line with industry standards for freighter pilots," he said.

"Growing our freight operations is a core strategy for the Qantas Group, aimed at diversifying and strengthening our revenue base," Mr Dixon said.

Issued by Qantas Corporate Communication (Q3461)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/08/2006

TIME: 09:32:46

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED
30 JUNE 2006

ABN 16 009 661 901

ASX CODE: QAN

TABLE OF CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET IN ACCORDANCE WITH AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS)

	30 June 2006 $m	30 June 2005[1] $m	Change $m	Change %
Sales and other income	13,646.7	12,563.9	1,082.8	up 8.6%
Profit for the period	479.5	688.5	(209.0)	down 30.4%

[1] 2005 comparative numbers have been restated and presented under A-IFRS.

DIVIDENDS

30 June 2006 interim dividend - paid 5 April 2006	
Amount per security (cents)	11.0
Franked amount per security at 30% tax	11.0
30 June 2006 final dividend - to be paid 4 October 2006	
Amount per security (cents)	11.0
Franked amount per security at 30% tax	11.0
Record date for determining entitlements to the dividend	6 September 2006
Date the dividend is payable	4 October 2006
Total dividend declared ($m)	215.1

Qantas operates a Dividend Reinvestment Plan (DRP) under which shareholders can reinvest the dividends payable on participating shares in newly issued Qantas shares.

Last date for receipt of election notice for participation in DRP	6 September 2006

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the Result.

The information provided in this report contains all the information required by ASX Listing Rule 4.3A.

OTHER INFORMATION

	June 2006 $	June 2005 $
Net Tangible Assets per ordinary share	**2.95**	**2.74**

Entities over which control gained or lost during the year:

Express Freighters Australia (Operations) Pty Limited (a wholly-owned subsidiary) was incorporated on 11 April 2006 to provide technical crew associated with a freighter leasing operation.

Details of associates and joint venture entities

Equity accounted associates and joint ventures	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit	
	June 2006 %	June 2005 %	June 2006 $m	June 2005 $m
Air Pacific Limited	46.32	46.32	8.4	8.6
Australian air Express Pty Limited	50.00	50.00	14.3	15.6
Hallmark Aviation Services LP	49.00	49.00	0.8	0.4
Harvey Holidays Pty Limited	50.00	50.00	1.0	0.9
HT & T Travel (Philippines) Inc.	28.13	-	-	-
Holidays Tours and Travel (Thailand) Ltd.	36.75	36.75	-	-
Holidays Tours and Travel Vietnam Joint Venture Company	36.75	-	-	-
Jet Turbine Services Pty Limited	50.00	50.00	(4.6)	(4.8)
Jupiter Air Oceania Limited	47.62	47.62	-	0.3
Orangestar Holdings Pte Limited [1]	45.04	49.00	(0.7)	(18.5)
Star Track Express Holdings Pty Limited	50.00	50.00	16.5	14.5
Tour East (TET) Ltd.	36.75	36.75	0.2	-
Thai Air Cargo Co., Ltd.	49.00	49.00	0.9	(1.3)
Travel Software Solutions Pty Limited	50.00	50.00	2.1	-
Total			**38.9**	**15.7**

1 Formerly Jetstar Asia Pte Limited which merged with Valuair Airways Limited on 22 July 2005, now trading as Jetstar Asia.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2006

	June 2006 $m	June 2005 $m
Sales and other income		
Net passenger revenue	10,504.0	9,571.6
Net freight revenue	887.8	759.9
Tours and travel revenue	719.4	707.8
Contract work revenue	469.0	484.9
Other [1,2]	1,066.5	1,039.7
	13,646.7	**12,563.9**
Expenditure		
Manpower and staff related [3]	3,321.7	3,163.5
Selling and marketing	469.6	501.6
Aircraft operating - variable	2,525.3	2,370.6
Fuel	2,802.3	1,931.7
Property	320.1	302.0
Computer and communication	487.5	502.8
Tours and travel	591.2	563.7
Capacity hire	369.6	341.0
Other	467.0	380.6
Depreciation and amortisation	1,249.8	1,241.3
Non-cancellable operating lease rentals	355.7	266.8
Share of net profit of associates and joint ventures	(38.9)	(15.7)
	12,920.9	**11,549.9**
Profit before related income tax expense and net finance costs	**725.8**	**1,014.0**
Finance income	163.3	117.0
Finance expense	(217.9)	(216.7)
Net finance costs	(54.6)	(99.7)
Profit before related income tax expense	**671.2**	**914.3**
Income tax expense	(191.2)	(225.0)
Profit for the year	**480.0**	**689.3**
Attributable to:		
Members of Qantas	479.5	688.5
Minority interest	0.5	0.8
	480.0	**689.3**
Earnings per share (EPS)		
Basic earnings per share (cents)	24.9	36.8
Diluted earnings per share (cents)	24.8	36.7

1 Delays in the delivery of 12 A380 aircraft has resulted in the recognition of $104.4 million of liquidated damages from Airbus.

2 Revenue from other sources in the prior year includes the release of surplus revenue accounting provisions relating to previous periods of $52.1 million.

3 *Redundancy costs incurred during the year were* $108.6 million (2005: $19.1 million).

The Income Statement is to be read in conjunction with the Notes to the Financial Statements set out on pages 7 to 9.

CONSOLIDATED BALANCE SHEET
as at 30 June 2006

	June 2006 $m	June 2005 $m
Current assets		
Cash and cash equivalents	2,902.0	1,903.8
Receivables	1,228.7	1,130.3
Other financial assets	476.7	-
Net receivables under hedge/swap contracts	-	185.1
Inventories	334.8	333.0
Assets classified as held for sale	24.2	-
Other	86.4	152.5
Total current assets	**5,052.8**	**3,704.7**
Non-current assets		
Receivables	237.6	287.7
Other financial assets	766.8	-
Net receivables under hedge/swap contracts	-	853.7
Investments accounted for using the equity method	372.9	356.0
Other investments	53.7	99.9
Property, plant and equipment	12,375.0	12,684.5
Intangible assets	311.7	318.9
Deferred tax assets	2.9	0.2
Other	9.9	84.8
Total non-current assets	**14,130.5**	**14,685.7**
Total assets	**19,183.3**	**18,390.4**
Current liabilities		
Payables	1,988.0	1,902.0
Interest bearing liabilities	440.8	315.0
Other financial liabilities	139.2	-
Net payables under hedge/swap contracts	-	142.8
Provisions	469.0	428.8
Current tax liabilities	72.4	93.2
Revenue received in advance	2,282.8	2,106.0
Deferred lease benefits/income	37.5	43.9
Total current liabilities	**5,429.7**	**5,031.7**
Non-current liabilities		
Interest bearing liabilities	5,334.8	5,599.7
Other financial liabilities	352.2	-
Net payables under hedge/swap contracts	-	450.0
Provisions	477.0	443.3
Deferred tax liabilities	701.2	518.2
Revenue received in advance	708.5	676.6
Deferred lease benefits/income	98.8	141.0
Total non-current liabilities	**7,672.5**	**7,828.8**
Total liabilities	**13,102.2**	**12,860.5**
Net assets	**6,081.1**	**5,529.9**
Equity		
Issued capital	4,382.2	4,181.5
Treasury shares	(23.8)	(17.8)
Reserves	329.3	14.6
Retained profits	1,388.5	1,347.4
Equity attributable to members of Qantas	**6,076.2**	**5,525.7**
Minority interests in controlled entities	4.9	4.2
Total equity	**6,081.1**	**5,529.9**

The Balance Sheet is to be read in conjunction with the Notes to the Financial Statements set out on pages 7 to 9.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2006

	Issued Capital $m	Treasury Shares $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Translation Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2004 (previous GAAP)	3,994.9	-	-	-	-	55.5	(1.1)	1,776.3	14.7	5,840.3
Transition to A-IFRS	8.2	(8.7)	3.7	-	-	(55.5)	1.1	(770.7)	-	(821.9)
Restated balance	4,003.1	(8.7)	3.7	-	-	-	-	1,005.6	14.7	5,018.4
Profit for the year	-	-	-	-	-	-	-	688.5	0.8	689.3
Own shares acquired	-	(9.6)	-	-	-	-	-	-	-	(9.6)
Shares vested to employees	-	0.5	(0.5)	-	-	-	-	-	-	-
Share based payments	-	-	10.5	-	-	-	-	-	-	10.5
Revaluation of assets on acquisition of minority interest in subsidiary	-	-	-	-	-	4.4	-	-	-	4.4
Acquisition of minority interest in subsidiary	-	-	-	-	-	-	-	7.1	(11.3)	(4.2)
Translation of foreign currency subsidiaries	-	-	-	-	-	-	(3.5)	-	-	(3.5)
Dividends to shareholders	178.4	-	-	-	-	-	-	(353.8)	-	(175.4)
Balance at 30 June 2005	**4,181.5**	**(17.8)**	**13.7**	**-**	**-**	**4.4**	**(3.5)**	**1,347.4**	**4.2**	**5,529.9**
Balance at 1 July 2005	4,181.5	(17.8)	13.7	-	-	4.4	(3.5)	1,347.4	4.2	5,529.9
Impact of initial adoption of AASB 132 & AASB 139	10.8	-	-	379.0	(28.8)	-	-	(36.0)	-	325.0
Restated balance	4,192.3	(17.8)	13.7	379.0	(28.8)	4.4	(3.5)	1,311.4	4.2	5,854.9
Profit for the year	-	-	-	-	-	-	-	479.5	0.5	480.0
Transfer of hedge reserve to profit	-	-	-	(351.6)	-	-	-	-	-	(351.6)
Share of movement in joint venture's hedge reserve	-	-	-	(1.1)	-	-	-	-	-	(1.1)
Own shares acquired	-	(9.8)	-	-	-	-	-	-	-	(9.8)
Shares vested to employees	-	3.8	(3.8)	-	-	-	-	-	-	-
Share based payments	-	-	13.8	-	-	-	-	-	-	13.8
Recognition of effective cash flow hedges on capitalised assets	-	-	-	48.9	-	-	-	-	-	48.9
Effective portion of changes in fair value of cashflow hedges	-	-	-	257.0	-	-	-	-	-	257.0
Change in fair value of assets available for sale	-	-	-	-	(6.6)	-	-	-	-	(6.6)
Recognition of deferred tax liability on revalued assets	-	-	-	-	-	(0.4)	-	-	-	(0.4)
Translation of foreign currency subsidiaries	-	-	-	-	-	-	8.3	-	0.2	8.5
Dividends to shareholders	189.9	-	-	-	-	-	-	(402.4)	-	(212.5)
Balance at 30 June 2006	**4,382.2**	**(23.8)**	**23.7**	**332.2**	**(35.4)**	**4.0**	**4.8**	**1,388.5**	**4.9**	**6,081.1**

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 30 June 2006

	June 2006 $m	June 2005 $m
Cash flows from operating activities		
Cash receipts in the course of operations	14,396.1	13,229.9
Cash payments in the course of operations	(12,086.8)	(10,878.3)
Interest received	165.3	116.9
Interest paid	(322.9)	(291.8)
Dividends received	37.0	28.1
Income taxes paid	(162.7)	(102.9)
Net cash from operating activities	**2,026.0**	**2,101.9**
Cash flows from investing activities		
Payments for property, plant and equipment [1]	(1,527.1)	(1,806.3)
Proceeds from sale of property, plant and equipment	47.4	71.4
Proceeds from financing of non-current assets [1]	627.8	257.9
Payments for investments, net of cash acquired	(37.3)	(44.6)
(Advances)/repayment of investment loans	(0.4)	1.9
Net cash from investing activities	**(889.6)**	**(1,519.7)**
Cash flows from financing activities		
Repayment of borrowings	(563.3)	(1,118.3)
Proceeds from borrowings/swaps	632.2	1,248.3
Receipts from aircraft security deposits	5.0	1.3
Dividends paid	(212.1)	(175.0)
Net cash from financing activities	**(138.2)**	**(43.7)**
Net increase in cash and cash equivalents held	**998.2**	**538.5**
Cash and cash equivalents at the beginning of the financial year	1,903.8	1,365.3
Cash and cash equivalents at the end of the financial year	**2,902.0**	**1,903.8**

Non-cash financing and investing activities

During the period 55,333,681 (2005: 52,474,143) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the period totalled $189.9 million (2005: $178.4 million).

[1] Included in the proceeds from financing of non-current assets was $412.2 million (2005: $18.8 million) in relation to 19 (2005: six) aircraft. The rights to these aircraft were sold prior to delivery of the aircraft to a lessor and leased back via operating lease.

The Statement of Cashflows is to be read in conjunction with the Notes to the Financial Statements set out on pages 7 to 9.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2006

Note 1. Basis of Preparation of Preliminary Final Report

The Preliminary Final Report has been prepared in accordance with ASX listing rule 4.3A and has been derived from the unaudited Financial Report. The Financial Report has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board and the Corporations Act.

Qantas is required to report under A-IFRS from 1 July 2005. The Financial Report as at 30 June 2006 will be the first annual report including a full set of note disclosures prepared under A-IFRS and includes adjusted comparative financial information. AASB 139 - Financial Instruments: Recognition and Measurement (AASB 139) and AASB 132 - Financial Instruments: Disclosure and Presentation (AASB 132) also apply from 1 July 2005, however, comparative information is not required under these standards.

An explanation of how the transition to A-IFRS has impacted the reported Income Statement, Balance Sheet and cashflows of the Qantas Group was reported in the condensed consolidated interim Financial Report for the half-year ended 31 December 2005.

The Preliminary Final Report is presented in Australian dollars and has been prepared on the basis of historical costs except in accordance with relevant accounting policies where assets and liabilities are stated at their values in accordance with relevant accounting policies. The accounting policies adopted in this report are the same as those disclosed in the condensed consolidated interim financial report for the half-year ended 31 December 2005, with the exception of AASB 2005-9 Amendment to Australian Accounting Standards (September 2005) which had no impact on the interim Financial Report.

The accounting policies adopted in this report have been consistently applied by each entity in the consolidated entity and, other than noted above, are consistent with those of the previous year.

This Report is based on the Financial Report which is in the process of being audited.

The current reporting year in the preliminary final report is the year ended 30 June 2006 while the prior year is the year ended 30 June 2005.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2006

Note 2. Tax Reconciliation

The prima facie income tax on profit before tax differs from the income tax expense charged in the Income Statement and is calculated as follows:

	June 2006 $m	June 2005 $m
Profit from ordinary activities	671.2	914.3
Prima facie income tax expense @ 30%	201.4	274.3
Utilisation of previously unrecognised capital losses	(22.7)	-
Less: tax consolidation benefit	-	(52.1)
Less: initial recognition of tax losses	-	(9.6)
Add: other items	12.5	12.4
Income tax expense	**191.2**	**225.0**

Note 3. Dividends

A fully franked final dividend of 10 cents (2005: 9 cents fully franked) per ordinary share was paid on 28 September 2005 in relation to the financial year ended 30 June 2005. The total amount of the dividend declared was $189.9 million (2005: $166.1 million).

A fully franked interim dividend of 11 cents (2005: 10 cents fully franked) per ordinary share was paid on 5 April 2006 in relation to the financial year ended 30 June 2006. The total amount of the dividend declared was $212.4 million (2005: $186.8 million).

Note 4. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2005 Preliminary Final Report remain unresolved. There have been no new material claims made against the Qantas Group during the period arising outside the normal course of business, where the probability of future payments is not considered remote.

As part of its investigation into alleged price fixing in the air cargo market particularly relating to fuel and other surcharges, the US Department of Justice (DOJ) has served subpoenas to produce documents on a number of cargo operators. As part of this investigation a subpoena was served on Qantas Freight in the USA in May. The ACCC, the European Commission (EC) and other regulators are conducting similar investigations.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2006

Note 4. Contingent Liabilities (continued)

In addition to ensuring compliance with the DOJ subpoena, Qantas immediately undertook a detailed review of its cargo operations to review whether it had, at all times, complied with the law. During this investigation, Qantas has learnt that the practice adopted by the cargo industry to fix and impose fuel surcharges may have breached relevant international competition laws. Qantas is co-operating fully with all regulators and will be providing them with all relevant information to permit them to undertake their investigations.

At this stage, it is not possible to quantify any liability associated with this matter.

Note 5. Post Balance Date Events

Qantas Engineering is currently negotiating a potential agreement with two external suppliers to supply expendable and recoverable spares to the Qantas Engineering business to support the maintenance of Qantas and third party aircraft. If an agreement is signed, this will result in the sale of up to $300 million of inventory.

The Directors declared a fully franked final dividend of 11 cents per ordinary share on 16 August 2006 in relation to the financial year ended 30 June 2006. The total amount of the dividend declared was $215.1 million.

With the exception of the items disclosed above, there has not arisen in the interval between 30 June 2006 and the date of this report, any event that would have had a material effect on the financial statements at 30 June 2006.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS
for the year ended 30 June 2006

(Unaudited)		Year Ended 30 June 2006	Year Ended 30 June 2005	Percentage Increase/ (Decrease)
QANTAS INTERNATIONAL - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,440	8,589	(1.7)
Revenue passenger kilometres (RPK)	m	56,395	54,725	3.1
Available seat kilometres (ASK)	m	72,755	72,188	0.8
Revenue seat factor	%	77.5	75.8	1.7 pts
Revenue freight tonne kilometres (RFTK)	m	2,633	2,329	13.1
AUSTRALIAN AIRLINES - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	748	812	(7.9)
Revenue passenger kilometres (RPK)	m	3,553	3,906	(9.0)
Available seat kilometres (ASK)	m	5,257	5,646	(6.9)
Revenue seat factor	%	67.6	69.2	(1.6) pts
QANTAS DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	15,772	16,145	(2.3)
Revenue passenger kilometres (RPK)	m	22,449	22,473	(0.1)
Available seat kilometres (ASK)	m	28,347	28,077	1.0
Revenue seat factor	%	79.2	80.0	(0.8) pts
QANTASLINK - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	3,316	3,058	8.4
Revenue passenger kilometres (RPK)	m	2,092	1,879	11.3
Available seat kilometres (ASK)	m	3,048	2,595	17.5
Revenue seat factor	%	68.6	72.4	(3.8) pts
JETSTAR - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	5,799	4,384	32.3
Revenue passenger kilometres (RPK)	m	6,410	4,346	47.5
Available seat kilometres (ASK)	m	8,663	6,004	44.3
Revenue seat factor	%	74.0	72.4	1.6 pts
QANTAS GROUP OPERATIONS[1]				
TRAFFIC AND CAPACITY				
Passengers carried	000	34,075	32,658	4.3
Revenue passenger kilometres (RPK)	m	90,899	86,986	4.5
Available seat kilometres (ASK)	m	118,070	114,003	3.6
Revenue seat factor	%	77.0	76.3	0.7 pts
Aircraft in service at year end	#	216	200	16 units
FINANCIAL				
Yield (passenger revenue per RPK)	¢	10.94	10.34	5.8
PRODUCTIVITY				
Average full-time equivalent employees	#	34,832	35,520	(1.9)
RPK per employee	000	2,610	2,449	6.6
ASK per employee	000	3,390	3,210	5.6

1 Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However the effect of this codeshare is only included once in the prior year statistics for the Qantas Group operations.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED PROFIT BEFORE RELATED TAX EXPENSE
for the year ended 30 June 2006

(Unaudited)	Year Ended 30 June 2006 $m	% of Group Total	Year Ended 30 June 2005 $m	% of Group Total
Qantas	541.6	80.7	744.7	81.5
Jetstar [1]	10.8	1.6	35.6	3.9
Total Flying Operations	552.4	82.3	780.3	85.4
Other Subsidiaries: [2]				
Qantas Holidays Group	45.0	6.7	63.5	6.9
Qantas Flight Catering Group	37.0	5.5	24.4	2.7
Qantas Defence Services	9.3	1.4	10.2	1.1
Equity Accounting	38.9	5.8	15.7	1.7
Other Subsidiaries	(11.4)	(1.7)	20.2	2.2
Total Other Subsidiaries	118.8	17.7	134.0	14.6
Group Profit Before Tax	**671.2**	**100.0**	**914.3**	**100.0**

Notes

1 The current year Result for Jetstar includes $10.2 million of start up costs incurred in establishing Jetstar International.

2 Subsidiary operations profit before tax includes profit earned on services provided to Qantas Airways Limited.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES
as at 30 June 2006

(Unaudited)	As at 30 June 2006 $'m
Balance Sheet Equity	6,081.1
Hedge Reserve	(332.2)
Equity excluding Hedge Reserve	5,748.9
On Balance Sheet Debt[1]	
Current Debt	440.8
Non-current Debt[2]	5,334.8
Cash and Cash Equivalents[3]	(3,031.6)
Fair value of hedges relating to debt[4]	(495.7)
Net On Balance Sheet Debt	2,248.3
Off Balance Sheet Debt	
Non-Cancellable Operating Leases[5]	2,670.8
Net Debt including Off Balance Sheet Debt	4,919.1
Balance Sheet including Off Balance Sheet Debt	
Total Assets[6]	21,932.0
Total Liabilities	15,780.2
Total Equity including Hedge Reserve	6,151.8
Less: Hedge Reserve	(332.2)
Total Equity excluding Hedge Reserve	5,819.6
Net Debt to Net Debt and Equity	27 : 73
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Hedge Reserve)	44 : 56
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and excluding Hedge Reserve)	46 : 54
Working Capital Ratio	48 : 52

Notes
1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non-current debt excludes debt available to be set-off against non-current assets.
3. Cash and cash equivalents includes bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
4. Fair value of hedges relating to debt represents the fair value of derivatives hedging debt in accordance with AASB 139.
5. Non-cancellable operating leases has been calculated assuming the assets are owned and debt funded and is not consistent with the disclosure requirements of AASB 117 - Leases.
6. Total assets including assets related to off balance sheet debt has been calculated as the sum of total assets on the balance sheet and operating lease assets capitalised.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES
as at 30 June 2005

(Unaudited)	As at 30 June 2005 $'m
Balance Sheet Equity	5,529.9
On Balance Sheet Debt [1]	
Current Debt	315.0
Non-current Debt [2]	5,599.7
Cash and Cash Equivalents [3]	(2,031.2)
Financial Instruments [4]	(446.0)
Net On Balance Sheet Debt	3,437.5
Off Balance Sheet Debt	
Non-Cancellable Operating Leases [5]	1,599.2
Net Debt including Off Balance Sheet Debt	5,036.7
Revenue Hedge Receivables [6]	(228.4)
Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivables	4,808.3
Balance Sheet including Off Balance Sheet Debt	
Total Assets	20,168.8
Total Liabilities	14,465.3
Total Equity	5,703.5
Net Debt to Net Debt and Equity [7]	38 : 62
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt) [7]	47 : 53
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Revenue Hedge Receivables) [7]	46 : 54
Working Capital Ratio	42 : 58

Notes

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non-current debt excludes debt available to be set-off against non-current assets.
3. Cash and cash equivalents includes bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
4. Financial instruments represent interest rate derivatives recognised at book value.
5. Non-cancellable operating leases has been calculated assuming the assets are owned and debt funded and is not consistent with the disclosure requirements of AASB 117 - Leases.
6. Under previous GAAP, revenue hedge receivables were included in the balance sheet until the revenue to which they related was realised.
7. Debt to equity shown in this table is inclusive of foreign exchange movements which are effectively hedged by the balance deferred in the balance sheet. The debt to equity calculation has therefore been shown on both a hedged and unhedged debt position.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT
as at 30 June 2006

(Unaudited)	Year Ended 30 June 2006 $m	Year Ended 30 June 2005 $m
Borrowing Costs		
Net Borrowing Costs	54.6	99.7
Capitalised Interest	68.4	74.4
Interest on Non-cancellable Operating Leases	201.3	123.5
Adjusted Net Interest Expense	**324.3**	**297.6**
Interest Cover	13.3	10.2
Average Net Debt [1]		
Average Net Debt Including Off Balance Sheet Debt [2]	4,977.9	5,305.5
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt [2]	6.5	5.6

1 Average Net Debt balances are calculated on a weighted average basis.

2 Prior year comparative included a revenue hedge receivable of $228.4 million. Current year includes net other financial assets of $794.5 million relating primarily to the fair value of hedge derivatives recognised on balance sheet in accordance with AASB 139.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/08/2006

TIME: 09:47:49

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release for the Year Ended 30 June 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS RESULTS

FOR THE YEAR ENDED 30 JUNE 2006

HIGHLIGHTS

- Profit before tax of $671 million
- Net profit after tax of $480 million
- Revenue of $13.6 billion
- Final dividend of 11 cents per share fully franked, taking total fully franked dividends for the year to 22 cents
- Earnings per share of 24.9 cents

Media Release

QANTAS REPORTS FULL YEAR PROFIT OF $671 MILLION

SYDNEY, 17 August 2006: Qantas today announced a profit before tax of $671 million for the year ended 30 June 2006, a 26.6 per cent decrease on the year to 30 June 2005.

The result was achieved in an environment where jet fuel prices increased costs by almost $1.1 billion before hedging benefits of $282 million.

Profit before tax included one-off restructuring costs of $182 million under the airline's Sustainable Future Program and the recognition of $104 million in liquidated damages from Airbus due to the delayed delivery of the A380.

Net profit after tax was $480 million, a 30.4 per cent decrease on the previous year. Prior year tax was lower following the Group's entry into Tax Consolidations and the utilisation of previously unrecognised capital losses.

The Directors declared a fully franked final dividend of 11 cents per share. The dividend for the full year was 22 cents, 2 cents higher than the prior year.

The Chairman of Qantas, Ms Margaret Jackson, said that, despite the difficult operating conditions, the company's fundamentals were strong.

"We have strong revenues and operating cashflows, improved gearing, world-class customer service recognition, the right aircraft for the future and a new airline in Jetstar that has delivered strong earnings growth and industry benchmark cost containment."

Ms Jackson said Qantas was pleased to be able to reward shareholders by paying fully franked dividends.

"All of our employees can be justifiably proud of what they have achieved in an environment of unrelenting pressure.

"Very few businesses have had to face a challenge on the same scale as airlines confronting fuel price increases, which at Qantas have increased from 17 per cent of net operating costs to around 30 per cent in just two years.

"The difficulties faced by end-of-line carriers like Qantas were highlighted with the recent decision by Austrian Airlines – the last continental European carrier still flying to Australia – to pull out of the market. Austrian was the sixth European carrier to withdraw from the route in the past ten years, reflecting the pressures of fuel costs and intense competition

from hub carriers based in Asia and the Middle East, which enjoy substantial geographic and other structural advantages."

Ms Jackson said Qantas had held its position as the number two customer service airline in the world for the second consecutive year in the 2006 Skytrax survey at a time when some strong competitors experienced a fall in their ratings.

"This reflects our extensive investment in product and the professionalism of our staff. Maintaining these high standards is critical to our success in our intensely competitive markets, and will continue to be a priority for the Group."

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said that the Group's airlines were carrying more people than ever before and revenues were at record levels.

"However, the stark reality is that without the cost savings we have achieved through our Sustainable Future Program, we would not be in the profitable position we are today."

Mr Dixon said the underlying unit cost reduction during the year of 2.2 per cent, excluding fuel and restructuring costs, while affected by a six month delay in finalising decisions surrounding the transformation of the Group's engineering and catering operations and lower capacity growth than in previous years, was not enough in the current environment.

Mr Dixon said the main contributors to the full-year result were:

- an improvement in yield of 5.8 per cent (including the unfavourable impact of foreign exchange rate movements) and a 0.7 percentage point improvement in seat factor to 77.0 per cent;

- capacity growth of 3.6 per cent predominantly within the domestic leisure market as Jetstar took delivery of its 23rd A320 aircraft;

- strong cashflow from operations despite the decline in profit which, after capital investments and other financing costs, saw the airline's cash position improve by $998 million to just over $2.9 billion;

- a further $501 million of savings under the Sustainable Future Program. This meant the business achieved its initial three year target of $1.5 billion in savings by 2005/06; and

- superior and award winning product and customer service in both the international and domestic airlines.

Mr Dixon said that, along with the uncertain security environment, the cost of fuel remained the single biggest challenge for the industry and for Qantas.

"Fuel costs for Qantas in 2005/06 totalled $2.8 billion – a 45.1 per cent increase on the prior year. While nobody can predict how high fuel prices will go or how long they will stay at these levels, we are forecasting a total fuel bill of $3.9 billion for 2006/07.

"In February this year, I said our business transformation would need to be predicated on a fuel cost of above US$60 a barrel for crude oil. That figure is now more than US$70 a barrel.

"In addition, we have spent over $1 billion since 2000/01 on security and related insurance. Given the events of last week, this will continue to represent an increasing and significant cost for the Group.

"The next year will be tough. However, it is imperative that the Qantas Group continues to grow to maintain a competitive network proposition, and that growth must be profitable."

Mr Dixon said this meant Qantas could not be satisfied with incremental change – it needed to make fundamental structural change on a much greater scale than it had in the past.

"A key reason we have been able to achieve the reforms we have to date is the increased transparency of individual business performance made possible by Segmentation.

"Since 2003, we have been working towards developing our various businesses into separate segments – including engineering, airports, catering, each of the flying businesses and freight – which has given greater clarity around cost structures.

"The next phase of this process will involve transitioning each business from a cost centre to a profit centre.

"Each and every part of the Qantas Group must eventually stand on its own, recover its own cost of capital and compete internally for investment."

Mr Dixon said the level of separation that Qantas' value based carrier Jetstar already enjoyed was a guide to where each segment would need to head over the near term.

He said the changes would involve:

- the aggressive growth of Jetstar international and QantasLink into markets where their costs and model better suited the customer base;

- developing a range of alternative structures to give business units greater independence;

- a significant net reduction in staff numbers, including over 1,000 management and support positions, with a 2006/07 restructuring cost of more than $200 million; and

- exiting businesses that cannot achieve required returns.

Mr Dixon said Qantas would also:

- defend the Group's strong position in the domestic aviation market;

- develop new international point-to-point services in growth markets such as China;

- integrate the Jetstar group operations, including domestic, the Singapore-based Jetstar Asia and the new long haul international operations;

- pursue growth in the Asia value-based market, including evaluating opportunities for joint ventures to complement Jetstar's existing Singapore-based operation;

- implement the restructure of catering, which would deliver a significant improvement in profitability within two years; and

- finalise the review of narrow-body heavy maintenance, with a decision expected soon, as part of the transformation of Qantas Engineering to achieve world best practice efficiency.

Mr Dixon said Qantas would move to accelerate its diversification strategy, with a major focus on the freight market.

"We will consolidate and then separate our existing freight interests, including our international and domestic freight line haul operations, air freight terminals around Australia, logistics centres, our 50 per cent interests in Star Track Express and Australian air Express, and our new domestic freighter operation, Express Freighters Australia.

"These interests currently have revenues of $2.25 billion and have excellent growth prospects.

"The coordination of each of these interests will better serve our customers and provide further opportunities for growth.

"The general freight market in Australia is currently undergoing significant consolidation and we remain interested in pursuing opportunities as they arise."

Mr Dixon said Qantas was continuing preparations for the delivery, from late 2007, of the Airbus A380, which remains the optimal aircraft for flying between hubs and on dense point to point routes.

"We also look forward to the arrival of the Boeing 787 Dreamliner, which is expected to use 20-25 per cent less fuel per seat than equivalent existing aircraft, from 2008.

"In addition, the Qantas Group has confirmed orders for four additional A330-200 aircraft for delivery from 2007, including two for Jetstar and two for Qantas' use in growing point-to-point markets."

"We remain confident that we can finance our investment program through business cashflows and existing facilities."

Mr Dixon said over the next 12 months, Qantas would also concentrate on:

- further investment to upgrade product, including internet check-in later this year and new International First and Business Qantas Club lounges in Sydney and Melbourne in the first half of 2007;

- working to secure regulatory approval for the Qantas/Air New Zealand Tasman Network Agreement, with the aim of achieving a more sustainable structure for trans-Tasman flying; and

- fuel conservation, with a program in place to save $100 million over three years.

Mr Dixon said the Qantas Group would implement its business transformation in the coming year with sensitivity.

"There were 1,245 managed retrenchments during 2005/06, with very few forced redundancies.

"This included 370 engineering employees who requested redundancy following the closure of the Sydney heavy maintenance base in June 2006. All but 20 of the remaining staff have been placed within the Group."

Mr Dixon said the reality for Qantas, was that fuel and people now represented around 60 per cent of the Group's operating costs.

"Many airlines are now achieving substantial cost improvements through Chapter 11 bankruptcy protection, consolidation and mergers and government support – avenues not available to Qantas.

"While we will continue with existing efficiency programs, unfortunately much of our savings over the next two years must come from labour costs, which totalled $3.3 billion in 2005/06.

"This will involve, as already outlined, job losses and significant changes to achieve greater productivity and flexibility."

Mr Dixon said Qantas and Jetstar would, in the future, use a variety of industrial instruments to improve overall efficiency, including Australian Workplace Agreements (AWAs).

"The AWAs will be fair and reasonable and will reflect the need for Qantas and Jetstar to achieve outcomes that will enable profitable growth in markets where our competitors have significant cost and structural advantages.

"This is a fact of life for the Group. Any other strategy will result in the eventual ceding of significant markets to our lower cost competitors, particularly in Asia."

Mr Dixon said the Board and Management of Qantas realised that these changes were not without real challenges.

"That said, we are determined to establish a cost base that will enable future growth, which will protect the great majority of the Group's 37,000 jobs."

Outlook

As outlined above, high fuel prices are continuing to have a severe impact on the company. While we expect the acceleration of reforms throughout the Group to continue to improve productivity and efficiency, they will have a cost. Nevertheless, we remain confident that after these higher costs, the Group will deliver a result in line with the 2005/06 result.

Australian International Financial Reporting Standards (A-IFRS)

These results are the first full year results where Qantas has reported under A-IFRS. Full details of the impact of transitioning to A-IFRS are contained within Qantas' Preliminary Final Report as lodged with the Australian Stock Exchange (ASX).

Group Revenue

Total revenue for the year was $13.6 billion, an increase of $1,083 million or 8.6 per cent on the prior year compared to capacity growth, measured in Available Seat Kilometres (ASK), of 3.6 per cent. Excluding the unfavourable impact of foreign exchange rate movements, total revenue increased by 9.4 per cent.

Net passenger revenue, including fuel surcharge recoveries, increased by $932 million or 9.7 per cent to $10.5 billion with Revenue Passenger Kilometres (RPK) increasing by 4.5 per cent and yield improving by 5.8 per cent. Excluding unfavourable foreign exchange rate movements, net passenger revenue was up 10.7 per cent, with yield improving 6.9 per cent.

Other revenue categories increased by $151 million or 5.0 per cent largely due to increased freight revenue from additional wet-leased freighter capacity of $128 million.

Expenditure

Total expenditure, excluding borrowing costs, increased by 11.9 per cent or $1,371 million to $12.9 billion. Excluding the favourable impact of foreign exchange rate movements, total expenditure increased by 12.7 per cent.

This increase reflected the impact of higher total fuel costs and business restructuring costs. After adjusting for these items, total expenditure was up by 3.3 per cent compared to ASK growth of 3.6 per cent.

The total fuel cost increase of $871 million included the effect of fuel price rises, which increased costs by $1,066 million before hedging benefits of $282 million. This reflected an average into-plane fuel price rise after hedging of 42.5 per cent. Higher consumption from the 3.6 per cent increase in capacity increased costs by $90 million. Favourable foreign exchange rate movements reduced fuel costs by $3 million.

Manpower and staff related costs increased by $158 million or 5.0 per cent, including $134 million in business restructuring costs. Activity growth and a 3.0 per cent EBA wage increase were largely offset by productivity and other cost improvement initiatives. Full-time equivalent employees (FTEs) decreased by 1.9 per cent on the prior year.

Aircraft operating variable costs increased by 6.5 per cent or $155 million. This reflected increased engine maintenance costs, higher en-route charges and airport fees, particularly in the domestic market, and higher security charges including additional airside screening requirements.

Financing charges, including depreciation, non-cancellable operating lease rentals and net interest, increased by 3.2 per cent or $52 million, which was broadly in line with capacity growth. The increase in operating lease charges reflects a change in the aircraft financing mix from debt funded to operating lease, as seen in the 0.7 per cent increase in depreciation and 45.2 per cent reduction in net interest cost.

Net Impact of Foreign Exchange Rate Movements

The net effect of foreign exchange rate movements on overall profit before tax was an unfavourable impact of $2 million.

Sustainable Future Program

Benefits delivered across the Group under the Sustainable Future Program totalled $501 million in the year. The program is on course to deliver the extended target of $3 billion in benefits over the five years to 2007/08. The savings delivered in the current year comprised labour savings of $138 million, distribution savings of $126 million and $237 million in fleet, product and overhead initiatives.

Restructuring costs associated with the Sustainable Future Program totalled $182 million, including $109 million in redundancy costs.

Group Unit Costs

Net expenditure cost per ASK increased by 10.9 per cent. After eliminating the impact of unfavourable fuel cost movements and restructuring expenses, unit costs improved by 2.2 per cent.

Qantas Mainline

PBT for Qantas Mainline operations (including QantasLink and Australian Airlines) totalled $542 million, a decline of $203 million or 27.3 per cent on the prior year.

Passenger revenue increased by 9.0 per cent, including fuel surcharge recoveries reflecting a 7.9 per cent improvement in yield (excluding unfavourable foreign exchange rate movements) and a 1.0 point increase in seat factor to 77.2 per cent.

Capacity increased by 0.8 per cent reflecting the commencement of services to Beijing and San Francisco, transfer of some trans-Tasman and domestic flying to Jetstar, and the new Dash 8-Q400 turboprop aircraft within QantasLink.

Net expenditure increased by 11.0 per cent, predominantly due to the impact of fuel price increases. Mainline net expenditure also includes the majority of the $182 million in restructuring costs and the $104 million in liquidated damages from Airbus.

Jetstar

Jetstar reported a PBT of $11 million, after $4 million of start-up costs for trans-Tasman operations and $10 million in costs associated with the launch and set-up of Jetstar International. Excluding these costs, Jetstar PBT was $25 million, which was a decline of $11 million on the prior year reflecting the impact of fuel price rises and higher operating lease charges following the transition to an all-A320 fleet.

Passenger revenue improved by 40.2 per cent. Yield (excluding foreign exchange rate movements) declined by 4.8 per cent, which is a solid performance given the significant capacity increase. Seat factor improved by 1.6 points to 74.0 per cent.

Operating profit (excluding Jetstar international launch and set up costs) improved by 43.6 per cent, which was in line with capacity growth of 44.3 per cent, reflecting the expansion of the Jetstar network in both the domestic and international markets as the airline progressively took delivery of its fleet of 23 A320s.

Total expenditure per ASK, including operating lease costs and excluding international start up costs was 7.87 cents.

Market Share

Total Qantas Group international market share fell by 1.0 percentage point to 31.1 per cent based on the latest Bureau of Transport and Regional Economics (BTRE) statistics for the ten months ended April 2006. This reflected continued expansion by government owned carriers despite the introduction of additional services to Beijing and San Francisco by Qantas.

Total Qantas Group domestic market-share for the 11 months to May 2006 as reported by the BTRE was 66.3 per cent.

Qantas Holidays

Qantas Holidays contributed $45 million in PBT for the year, a decrease of $19 million or 29.1 per cent. This result was driven by lower air travel customers, particularly in the domestic market, where the continued unbundling of product offerings accrued through the increased use of on-line bookings. The result also reflects the impact of the Bali bombings, which saw bookings decline to this destination by an average of 70 per cent over the year.

Qantas Flight Catering Group

Qantas Flight Catering Group PBT increased by $13 million or 51.6 per cent to $37 million. After adjusting for $12 million of favourable inter-company charges, underlying PBT growth was $1 million or 3.3 per cent compared to a sales revenue reduction of 3.1 per cent.

This result was achieved by reduced material spend of $10 million, due to a number of material-management initiatives, while underlying labour costs decreased by $3 million with lean manufacturing programs offsetting a 3.0 per cent EBA increase.

External revenue decreased by $6 million largely due to the loss of Malaysia Airlines and Queensland Rail and reduction of Thai Airways flights. This was partially offset by the expansion of Emirates and Singapore Airlines volume. Internal revenue decreased by $15 million largely due to the transferring of a number of domestic and international sectors to Jetstar and a transfer price reduction of $5 million to Qantas.

Balance Sheet and Cash Flow

Net cash held at 30 June 2006 was $2.9 billion, which was almost $1.0 billion higher than at 30 June 2005.

Cash flow from operations before tax payments totalled $2,309 million, a decrease of $42 million or 1.8 per cent. This is lower than the reduction in PBT due to higher revenue received in advance held at 30 June 2006 reflecting strong booking intakes in the last quarter of 2005/06 for travel predominantly in the first half of 2006/07 and the ongoing success of working capital improvement initiatives.

Net capital expenditure on new aircraft, aircraft reconfiguration and spares totalled $1,527 million, including the delivery of new A330-300 and B737-800 aircraft, modifications and related equipment. Jetstar A320 aircraft delivered in the year were financed directly via operating lease. In addition, a number of B737-800 aircraft were refinanced under sale and operating leaseback arrangements.

Net cash outflows from financing activities totalled $138 million including dividend payments of $212 million net of reinvestment under the Dividend Reinvestment Plan. This compares to a net cash outflow in the prior year of $44 million. New borrowings in the year included US$400 million from a 144A debt raising in the United States, the proceeds of which were used for general corporate purposes including investment in fleet and product and also to retire debt.

The book debt to equity ratio (including off Balance Sheet debt) at 30 June 2006 was 44:56 after inclusion of the new financial instruments Hedge Reserve. The gearing ratio at June 2005 as determined under the former AGAAP was 47:53.

Earnings per share decreased by 32.5 per cent to 24.9 cents per share reflecting the decline in profit after tax.

Final Dividend

The final ordinary dividend has been declared at 11 cents per share. The full year fully franked dividend of 22 cents per share reflects a fully franked dividend yield of 10.6 per cent.

The dividend is payable on Wednesday, 4 October 2006, with a record date (books close) of Wednesday, 6 September 2006.

Issued by Corporate Communication (Q3462)
Media inquiries: Belinda de Rome +61 (0) 2 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/08/2006

TIME: 11:35:17

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation for the Year Ended 30/06/06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

2005/06 Full Year Results
Presentation to Investors

17 August 2006

Geoff Dixon
Chief Executive Officer

QANTAS

Group Highlights

		Year to June 2006	Year to June 2005 *	Increase/ (decrease) %
Sales and Other Income	$m	13,647	12,564	8.6
Expenditure	$m	(12,921)	(11,550)	11.9
EBIT	$m	726	1,014	(28.4)
Net finance costs	$m	(55)	(100)	(45.2)
Profit before tax	$m	671	914	(26.6)
Net Profit after tax	$m	480	689	(30.4)
Earnings per share	¢	24.9	36.8	(32.5)
Dividend per share	¢	22	20	10.0

2

QANTAS * Comparative year has been restated under A-IFRS

Key Drivers

- Fuel costs +45 percent
- Net passenger revenue +9.7 percent
- 2.2 percent underlying unit cost reduction
- $282 million of net hedging benefits
- Strong net cash position, up $998 million to $2.9 billion

3

QANTAS

Group Strategy

- Developing the right flying models to generate strong returns and grow in core and developing markets
- Establishing competitive cost structures in every part of the Group
- Diversifying the Group portfolio to grow earnings and mitigate risk

4

QANTAS

Qantas

- Group market share of 67 percent in May 2006
- Maintaining yield premium of 35 percent
- Defending and strengthening leading corporate market position
- 4.6 million Frequent Flyer Program members (+7.6 percent)
- Regional capacity growth and network improvements

5

QANTAS

Qantas

- Transitioning to two brands for international markets
- Emulating successful domestic strategy
- Qantas focusing on premium two and three class markets
  - Growth on core and developing markets, eg. US, China
  - Product and service enhancements
  - Further development of alliance and codeshare relationships

6

QANTAS

Jetstar

- Consolidation of domestic position, following move to all-A320 fleet
- Operating profit (EBDRIT) + 43.6 percent
  - Excluding international start-up costs of $10 million
- Passenger loads +1.6 percentage points, yield -4.9 percent
  - Yields +5 percent on a sector length-adjusted basis
- Maintaining cost advantage, despite fuel impact
  - Total CASK reduced to 7.87 cents, excluding international start-up costs
  - Second half CASK of 7.58 cents

QANTAS

7

Jetstar

- Strong initial response to international launch in November*
- Quality two-class product, low fares and low cost structure
- Single brand and distribution approach for Jetstar Group
- Synchronisation of domestic, international and Asian networks
- Evaluating other joint venture opportunities in Asia

QANTAS *Subject to regulatory approval

8

Fleet

- First A380 expected around October 2007
- Four new A330-200s for delivery in 2007 and 2008
  - Qantas and Jetstar to use for international point-to-point growth
- Commenced specification work for B787

9

QANTAS

Sustainable Future

- Accelerating reforms to achieve $1.5 billion target over next two years
- Removal of 1,000 management and administrative positions
- Further expansion of Jetstar
- Transformation of Qantas Engineering
- Restructure of Catering Operations

10

QANTAS

Segmentation

- Extending program to drive faster structural reform
- Transition of cost centres to profit centres
- All businesses to stand alone and compete for investment
- Qantas and Jetstar to bid for routes
- Evaluating alternative structures to foster efficiency and growth

11

QANTAS

Catering

- Benefiting from efficiency programs
- Competition is intense, putting pressure on pricing
- Strategic review led to decision to restructure
- Restructure offers better value than sale in current environment

12

QANTAS

Qantas Holidays

- A valuable business - but model needs to change
- Impacted by changing trends in distribution
- Repositioning business following strategic review
  - Shifting more business to direct channels
  - Evaluating expansion in emerging markets, eg. China, India, Vietnam

13

QANTAS

Freight

- Combined freight interests contributed around $100 million PBT
  - Including international operations grouped under Qantas mainline
- Focus for growth continues to be on domestic markets
  - *Evaluating acquisition and joint venture opportunities*
  - Establishing Express Freighters Australia

14

QANTAS

Capital Management

- Net cash inflows from operations of $2 billion, down 3.6 percent
- Capital expenditure decreased by 15.5 percent to $1.5 billion
- A-IFRS gearing improved to 44:56 (including the new financial instruments hedge reserve) from 47:53 at June 2005 (under AGAAP)
- Confident that we can fund our future investment program through business cashflows and existing facilities

15

QANTAS

Outlook

- High fuel prices are continuing to have a severe impact on the company
- While we expect the acceleration of reforms throughout the Group to continue to improve productivity and efficiency, they will have a cost
- Nevertheless, we remain confident that after these higher costs, the Group will deliver a result in line with the 2005/06 result

16

QANTAS

2005/06 Full Year Results
Supplementary Information

QANTAS

Highlights

		12 months to June 2006	12 months to June 2005 *	Increase/ (decrease) %
Sales and other income	$m	13,647	12,564	8.6
Expenditure	$m	(12,921)	(11,550)	11.9
EBIT	$m	726	1,014	(28.4)
Net finance costs	$m	(55)	(100)	(45.2)
Profit before tax	$m	671	914	(26.6)
Net profit after tax	$m	480	689	(30.4)
Earnings per share	¢	24.9	36.8	(32.5)
Total dividend per share	¢	22	20	10.0

* Comparative year has been restated under A-IFRS

18

QANTAS

Revenue



$bn
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
$12.6bn
$13.6bn
June 2005
June 2006

- Net passenger revenue up 9.7%
- Net freight revenue up 16.8%
- Tours and travel revenue up 1.6%
- Contract work revenue down 3.3%
- Other income up 2.6%

Note: All revenue movements include the impact of foreign exchange movements

QANTAS

19

Revenue

- **Sales and operating revenue up 8.6% (up 9.4% excluding exchange)**
  - Net passenger revenue up 9.7% (up 10.7% excluding exchange)
    - Group RPKs up 4.5%
    - Group yield per RPK up 6.9% excluding exchange
  - Net freight revenue up 16.8% (up 17.6% excluding exchange)
    - Additional revenue from operation of wet-lease freighters
    - Freight yield per RFTK up 4.0% excluding exchange

QANTAS

20

Revenue

- Tours and travel revenue up 1.6% (up 2.4% excluding exchange)
- Contract work revenue down 3.3% (down 3.3% excluding exchange)
  - Decline in third-party ground handling revenue
- Other income up 2.6% (up 1.7% excluding exchange)
  - Recognition of $104 million of liquidated damages recoverable from Airbus due to the delayed delivery of the A380 aircraft
  - Prior year included the release of a revenue provision of $52 million related to the IRIS revenue accounting system migration

21

QANTAS

Expenditure


$bn
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
$11.6bn
$12.9bn
June 2005
June 2006

Note: All expenditure movements include the impact of foreign exchange

- Manpower and staff related costs up 5.0%
- Selling and marketing down 6.4%
- Fuel up 45.1%
- Aircraft operating variable costs up 6.5%
- Computer & communication down 3.0%
- Capacity hire up 8.4%
- Depreciation up 0.7%; Non-Canc rental costs up 33.3%
- Tours & Travel up 4.9%; Property up 6.0%; Other costs up 22.7%

22

QANTAS

Expenditure

- **Expenditure excluding net finance costs up 11.9% (up 12.7% excluding exchange)**
  - Manpower and staff related costs up 5.0% (up 5.1% excluding exchange)
    - Includes $109 million of redundancy costs under the Sustainable Future Program (SFP)
    - Group ASKs up 3.6%
    - Increase in wages of 3% under current EBAs
    - Partially offset by SFP benefits
    - Average FTEs down 1.9%
    - Manpower cost per ASK (excluding SFP costs) down 2.7%

QANTAS

23

Expenditure

- Fuel costs up 45.1% (up 45.2% excluding exchange)
  - Underlying cost increase of $1.1 billion before hedging benefits of $0.3 billion
  - 42.5% increase in average US$ into-plane jet fuel prices after hedging
  - Consumption increase of $90 million due to a 3.4% increase in flying hours including freighter aircraft
- Variable aircraft operating costs up 6.5% (up 7.1% excluding exchange)
  - Higher airport fees and en-route charges associated with an increase in domestic departures
  - Increased security costs and additional airside screening requirements

QANTAS

24

Expenditure

- Depreciation and amortisation costs up 0.7%
  - New aircraft between July and December 2004 (4 x A330-300, 3 x B737-800)
  - New aircraft between January and June 2005 (3 x B737-800)
  - New aircraft between July and December 2005 (2 x A330-300)
  - New aircraft between January and June 2006 (1 x A330-300, 4 x Q400)
  - Aircraft retired between July 2004 to June 2005 (2 x B767-200, 2 x B737-300)
  - Aircraft retired since June 2005 (1 x B747-300, 2 x B737-300, 2 x Dash 8)
  - Accelerated depreciation on a B747-300 aircraft
  - Offset by a reduction in inventory levels

25

QANTAS

Expenditure

- Tours and travel cost of sales up 4.9% (up 5.3% excluding exchange)
  - Compares with a 1.6% increase (up 2.4% excluding exchange) in tours and travel sales
- Selling and marketing costs down 6.4% (down 5.3% excluding exchange)
  - Lower advertising due to cost of "I Still Call Australia Home" campaign in the prior year and scaling back of non-essential advertising
  - Reduced commissions as sales continue to migrate toward direct channels

26

QANTAS

Expenditure

- Capacity hire costs up 8.4% (up 9.2% excluding exchange)
  - Increased B747 freighter aircraft wet-lease costs
  - Partially offset by the return of four AWAS B737-300 aircraft between September 2004 and March 2005
- Non-cancellable operating lease rentals up 33.3% (up 33.5% excluding exchange)
  - Jetstar's lease of 15 new A320-200 aircraft
  - Qantas Mainline's lease of six new and three previously owned B737-800 aircraft
  - Full year effect of eight Jetstar A320-200 leases acquired in 2004/05
  - Partially offset by the return of seven wet-leased BAe146 aircraft

QANTAS

27

Expenditure

- Property costs up 6.0% (up 6.2% excluding exchange)
  - Increased rents at domestic airport terminals
  - Increased general property contract maintenance including baggage and conveyor belt maintenance
- Computer and communications down 3.0% (down 3.0% excluding exchange)
  - Deferral of some eQ initiatives
  - Lower infrastructure costs following the replacement of the 30-year old data centre in the prior year

QANTAS

28

Expenditure

- Other costs up 22.7% (up 38.1% excluding exchange)
  - Largely due to the recognition of A-IFRS fair value changes
  - Write down of the investment in Jetstar Asia
- Net finance costs down 45.2% (down 42.0% excluding exchange)
  - Due to interest received from higher average cash balance
  - Aircraft financing mix changes from ownership to operating leasing

29

QANTAS

Expenditure

- Net expenditure per ASK excluding fuel and SFP costs improved by 2.2%
- Net foreign exchange movements of $2 million adversely impacted the Qantas Group result

30

QANTAS

Qantas Mainline



PBT $m
$m
1,000
800
600
400
200
0
$745m
$542m
June 2005
June 2006

- PBT of $542m, or 80.7% of Group PBT
- RPKs up 1.8%
- ASKs up 0.8%
- Seat factor up 0.7% pts to 77.2%
- Yield excluding exchange increased by 7.9%

31

QANTAS

Jetstar



PBT $m
$m
40
30
20
10
0
$36m
$11m
June 2005
June 2006

- PBT* of $11m, or 1.6% of Group PBT
- RPKs up 47.5%
- ASKs up 44.3%
- Seat factor up 1.6 % pts to 74.0%
- Yield excluding exchange decreased by 4.9%

* FY06 includes trans-Tasman and Jetstar International start-up costs of $4m and $10m respectively

32

QANTAS

Yield

- Total Domestic yield* (Qantas, QantasLink and Jetstar) excluding exchange for the financial year to June 2006 increased by 4.4% when compared with the last year
- Total International yield* (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) excluding exchange increased by 8.0% over the same period

* Yield trends reflect accounting adjustments for the adoption of A-IFRS and associated reclassifications.

QANTAS

Other Subsidiary Businesses

	PBT		
	12 months to June 2006 $m	12 months to June 2005* $m	Increase/ (decrease) $m
Qantas Flight Catering	37	24	13
Qantas Holidays	45	64	(19)
Qantas Defence Services	9	10	(1)
Share of net profits of Associates and JVs	39	16	23
Other Subs & Eliminations	(11)	20	(31)
Total Portfolio Businesses	**119**	**134**	**(15)**

* Comparative year has been restated under A-IFRS

QANTAS

Equity Accounted Investments

Contribution to Net Profit

	12 months to June 2006 $m	12 months to June 2005* $m	Increase/ (decrease) $m
Australian air Express	14.3	15.6	(1.3)
Star Track Express	16.5	14.5	2.0
Air Pacific	8.4	8.6	(0.2)
Jetstar Asia / Orangestar	(0.7)	(18.5)	17.8
Jet Turbine Services	(4.6)	(4.8)	0.2
Thai Air Cargo	0.9	(1.3)	2.2
Travel Software Solutions	2.1	-	2.1
Other	2.0	1.6	0.4
Total	38.9	15.7	23.2

* Comparative year has been restated under A-IFRS

QANTAS

35

Balance Sheet and Cashflow

		12 months to June 2006	12 months to June 2005	Increase/ (decrease) %
Capital Expenditure	$m	1,527	1,806	(15.5)
Operating cashflow	$m	2,026	2,102	(3.6)
Net Debt	$m	2,248	3,438	(34.6)
Total Equity	$m	6,081	5,530	10.0
Leverage*	%	46:54	47:53	n/a

* Equity used for June 2006 leverage, including off balance sheet debt, excludes a new Hedge Reserve under A-IFRS (leverage was 44:56 including this reserve). June 2005 leverage is shown under AGAAP.

QANTAS

36

Group Operational Aircraft Fleet

Aircraft Type	30/06/2005	FY06 In	FY06 (Out)	Transfers	30/06/2006
Qantas					
B747-300	6		(1)		5
B747-400	24				24
B747-400ER	6				6
B767-300ER	17				17
B767-336ER	7				7
B737-300	2		(2)		-
B737-300JC	9				9
B737-400	21				21
B737-800NG	27	6			33
A330-200	4				4
A330-300	7	3			10
TOTAL MAINLINE FLEET	130	9	(3)	-	136
Australian Airlines					
B767-300ER	5				5
Jetstar					
Boeing 717-200	14			(8)	6
A320-200	9	15			24
QantasLink					
Boeing 717-200	-			8	8
BAe 146	9		(7)		2
Turbo Props	33	4	(2)		35
TOTAL GROUP FLEET	200	28	(12)	-	216

* Aircraft movements are reflected as and when they enter into service.

QANTAS

37

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/08/2006

TIME: 14:21:17

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes to Qantas International Fuel Surcharges

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

CHANGES TO QANTAS INTERNATIONAL FUEL SURCHARGES

SYDNEY, 18 August 2006: Qantas said today that, due to continuing record fuel prices, it would increase its international fuel surcharges for tickets issued on or after 31 August 2006.

The Executive General Manager of Qantas, John Borghetti, said that Qantas would also introduce a new four-level system for its surcharges, based on the distance travelled.

"For example, the fuel surcharge for our longest flight from Australia to London will be higher than for a mid-range flight from Australia to Singapore or Hong Kong," he said.

The new surcharges (AUD), for tickets issued on or after 31 August 2006, will be:

Qantas international destinations (from Australia)	new surcharge (one-way)	previous surcharge (one-way)
UK and Europe	$185	$98* $196#
Mainland USA, Canada, South America, South Africa and India	$145	$98
Asia, Pacific, Honolulu	$115	$98
New Zealand	$65	$56

** for a direct flight*
 # for a two-sector journey (eg, changing flights at a mid point / stopping over)

Mr Borghetti said that since Qantas introduced fuel surcharges in May 2004, they had been applied to domestic, trans-Tasman and international travel on a per sector basis.

"These new arrangements will see all customers travelling Qantas internationally to a particular destination pay the same surcharge, regardless of how many sectors they fly to reach that destination," he said.

Mr Borghetti said there would be no change to the Qantas Group's domestic fuel surcharges.

He said record high fuel prices continued to have a significant impact on Qantas.

"When Qantas first introduced a fuel surcharge in May 2004, crude oil was trading at US$40 a barrel," he said.

"Since then, prices have nearly doubled and the benchmark Singapore jet fuel price has increased from US$44 a barrel to around US$90 a barrel.

"On current forecasts, the Qantas Group's fuel bill for 2006/07 is expected to be A$3.9 billion, after hedging. This is an increase of A$2 billion in two years."

Mr Borghetti said that Qantas would continue to closely monitor the surcharges and their impact on demand.

Issued by Qantas Corporate Communication (Q3463)
Media Enquiries: Simon Rushton Tel: 02 9691 3742

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2006

TIME: 12:49:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg.
Date of last notice	17 February 2006.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Interest in Qantas Deferred Share Plan Trust. The Trustee is Pacific Custodians Pty Limited.
Date of change	21 August 2006.
No. of securities held prior to change	238,363 Direct Interest. 285,000 Indirect Interest.
Class	Ordinary shares.
Number acquired	a. N/A (Transfer of 150,000 shares from the Trustee to Peter Gregg upon the expiry of the Holding Lock Period). b. 16,666 rights converted to ordinary shares (on a one-for-one basis) upon satisfaction of vesting conditions.

Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of 150,000 shares on behalf of Peter Gregg and the grant of 16,666 rights (which may convert to ordinary shares on a one-for-one basis) at the 2002 Qantas Annual General Meeting.
No. of securities held after change	405,029 Direct Interest. 135,000 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a. 150,000 shares were transferred from the Trustee to Peter Gregg upon the expiry of the Holding Lock Period under the Qantas Deferred Share Plan 2002 Executive Director Long Term Incentive Plan (Plan). Shareholders approved the acquisition of these shares at the 2002 Annual General Meeting. b. 16,666 rights were granted under the Plan. Shareholders approved the grant of these rights at the 2002 Annual General Meeting. Pursuant to the Terms & Conditions and Plan Rules, these rights converted to ordinary shares on a one-for-one basis and were satisfied by the re-allocation from that part of the capital of the Trust to which no DSP Participant was currently entitled.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan 2002 Executive Director Long Term Incentive Plan.
Nature of interest	Rights have vested and converted pursuant to the Terms & Conditions and Plan Rules.
Name of registered holder **(if issued securities)**	N/A
Date of change	21 August 2006.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	**Qantas Deferred Share Plan** 80,000 Rights which may vest from 28 August 2006. 16,666 Rights which may vest from 20 August 2006. 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **Qantas Long-Term Executive Incentive Plan** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	N/A.
Interest disposed	16,666 rights which vested on 21 August 2006.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the grant of 16,666 rights at the 2002 Annual General Meeting.
Interest after change	**Qantas Deferred Share Plan** 80,000 Rights which may vest from 28 August 2006. 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **Qantas Long-Term Executive Incentive Plan** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/09/2006

TIME: 14:51:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon.
Date of last notice	17 February 2006.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Interest in Qantas Deferred Share Plan Trust. The Trustee is Pacific Custodians Pty Limited.
Date of change	5 September 2006 (Direct Interest) and 22 August 2006 (Indirect Interest).
No. of securities held prior to change	846,017 Direct Interest. 300,000 Indirect Interest.
Class	Ordinary Shares.

Number acquired	a. 125,000 Rights converted to Ordinary Shares (on a one-for-one basis) upon satisfaction of vesting conditions. b. Indirect Interest in 307,000 Shares. c. Indirect Interest in 142,500 Shares.
Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a. Nil – Shareholders approved the grant of 125,000 Rights at the 2003 Annual General Meeting. b. $1,011,780 – Geoffrey James Dixon elected to sacrifice his cash incentive payable to him in respect of the 2005/06 financial year into Shares. c. Nil – Shareholders approved the acquisition of up to 150,000 Shares at the 2004 Annual General Meeting.
No. of securities held after change	971,017 Direct Interest. 749,500 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a. 125,000 Rights were granted under the Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share and Performance Rights Plan. Pursuant to the Terms & Conditions and Plan Rules, these Rights converted to Ordinary Shares on a one-for-one basis. These Shares were purchased on-market. b. Allocation of 307,000 Shares under the Qantas Deferred Share Plan. These Shares were purchased on-market. c. Allocation of 142,500 Shares under the Qantas Deferred Share Plan 2006 Executive Director Performance Share and Performance Rights Plan. These Shares were purchased on-market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share and Performance Rights Plan.

Nature of interest	Vested Rights awarded were converted pursuant to the Terms & Conditions and Plan Rules.
Name of registered holder (if issued securities)	Geoffrey James Dixon.
Date of change	5 September 2006 (Rights vested on 28 August 2006 and were satisfied on 5 September 2006).
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	**<u>Qantas Deferred Share Plan</u>** 125,000 Rights which may vest from 28 August 2006. 450,000 Rights which may vest from 30 June 2007. **<u>Qantas Long-Term Executive Incentive Plan</u>** 483,688 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	N/A.
Interest disposed	125,000 Rights which vested on 28 August 2006 and were satisfied on 5 September 2006.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the grant of Rights at the 2003 Annual General Meeting.
Interest after change	**<u>Qantas Deferred Share Plan</u>** 450,000 Rights which may vest from 30 June 2007. **<u>Qantas Long-Term Executive Incentive Plan</u>** 483,688 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/09/2006

TIME: 14:50:49

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg.
Date of last notice	25 August 2006.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Interest in Qantas Deferred Share Plan Trust. The Trustee is Pacific Custodians Pty Limited.
Date of change	4 September 2006 (Direct Interest) and 22 August 2006 (Indirect Interest).
No. of securities held prior to change	405,029 Direct Interest. 135,000 Indirect Interest.
Class	Ordinary Shares.
Number acquired	a. 80,000 Rights converted to Ordinary Shares (on a one-for-one basis) upon satisfaction of vesting conditions. b. Indirect Interest in 85,500 Shares.

Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a. Nil – Shareholders approved the grant of 80,000 Rights at the 2003 Annual General Meeting. b. Nil – Shareholders approved the acquisition of up to 90,000 Shares at the 2004 Annual General Meeting.
No. of securities held after change	485,029 Direct Interest. 220,500 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a. 80,000 Rights were granted under the Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share & Performance Rights Plan. Pursuant to the Terms & Conditions and Plan Rules, these Rights converted to Ordinary Shares on a one-for-one basis. These Shares were purchased on-market. b. Allocation of 85,500 Shares under the Qantas Deferred Share Plan 2006 Executive Director Performance Share and Performance Rights Plan. These Shares were purchased on-market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share & Performance Rights Plan.
Nature of interest	Rights have vested and converted pursuant to the Terms & Conditions and Plan Rules.
Name of registered holder **(if issued securities)**	Peter Allan Gregg.
Date of change	5 September 2006 (Rights vested on 28 August 2006 and were satisfied on 5 September 2006).

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	**<u>Qantas Deferred Share Plan</u>** 80,000 Rights which may vest from 28 August 2006. 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **<u>Qantas Long-Term Executive Incentive Plan</u>** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	N/A.
Interest disposed	80,000 Rights which vested on 28 August 2006 and were satisfied on 5 September 2006.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the grant of 80,000 Rights at the 2003 Annual General Meeting.
Interest after change	**<u>Qantas Deferred Share Plan</u>** 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **<u>Qantas Long-Term Executive Incentive Plan</u>** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/09/2006

TIME: 14:19:17

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



notice of meeting

Qantas 2006

QANTAS

14 September 2006

Dear Shareholder

2006 ANNUAL GENERAL MEETING

The 2006 Annual General Meeting (AGM) of Qantas Airways Limited is to be held at 2:00pm on Thursday, 19 October 2006 in the City Recital Hall, Angel Place, Sydney. The formal Notice of Meeting is attached.

Qantas has many shareholders around Australia. To provide an opportunity for the maximum number of shareholders to attend an AGM, Qantas holds its AGMs in a different State and Territory each year. The last time the Qantas AGM was held in Sydney was in 2000. The 2005 AGM was held in Canberra and the 2007 AGM is planned to be held in Melbourne.

Shareholders who are unable to attend the AGM and have access to the Internet will be able to access a live webcast of the AGM on the Qantas website (http://www.qantas.com.au/info/about/investors/agms).

BUSINESS

1. CONSIDERATION OF REPORTS

The Financial Report, the Directors' Report and the Independent Audit Report for the year ended 30 June 2006 will be presented for consideration.

Unless the Qantas Share Registry has been notified otherwise, each shareholder will have received an Annual Report which contains the Financial Report for the year ended 30 June 2006.

2. QUESTIONS AND COMMENTS

Following the Consideration of Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management of Qantas.

The Chairman will also give shareholders a reasonable opportunity to ask the Auditor questions relevant to:

a. the conduct of the audit;

b. the preparation and content of the Independent Audit Report;

c. the accounting policies adopted by Qantas in relation to the preparation of the financial statements; and

d. the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by shareholders that are relevant to the content of the Independent Audit Report or the conduct of the audit. A list of written questions, if any, submitted by shareholders will be made available at the start of the AGM and any written answer tabled by the Auditor at the AGM will be made available as soon as practicable after the AGM.

3. ELECTION OF DIRECTORS

3.1 Peter Gregg

Peter Gregg retires by rotation and, being eligible, offers himself for re-election as an Executive Director.

Peter Gregg was appointed Chief Financial Officer and to the Board in September 2000.

He is Chairman of the Singapore-based company, Orangestar Investment Holdings Pte Ltd and is a Director of a number of controlled entities and associated companies of the Qantas Group.

Mr Gregg is a Director of Leighton Holdings Limited and Stanwell Corporation Limited. He was formerly a Director of Air Pacific Limited.

He was also actively involved in the privatisation of Qantas. Mr Gregg is responsible for Group Finance, Investor Relations, Strategy, Economics, IT Services, Shared Services and Strategic Procurement.

Previously, Mr Gregg was Deputy Chief Financial Officer and Group Treasurer at Qantas. He was also Treasurer of Australian Airlines and has worked for the Queensland Government in various risk management roles.

He is a Fellow of the Finance and Treasury Association, a Member of the Australian Institute of Company Directors and holds a Bachelor of Economics.

The Board believes that Mr Gregg has made and will continue to make a significant contribution to the work of the Board and the management and success of the Qantas Group. He adds considerable value and skill in the areas of finance, strategy and general management.

Mr Gregg says, "I have worked for the Qantas Group since 1988 in the Finance and Strategy areas and I remain committed to making Qantas a great business as well as a great airline".

The Directors (with Peter Gregg abstaining) recommend that you vote in favour of this Ordinary Resolution.

3.2 Patricia Cross

Patricia Cross retires by rotation and, being eligible, offers herself for re-election as an Independent Non-Executive Director.

Patricia Cross was appointed to the Board in January 2004.

She is a Member of the Qantas Audit Committee and Qantas Remuneration Committee.

Mrs Cross is a Director of Wesfarmers Limited, National Australia Bank Limited and the Murdoch Children's Research Institute.

She is also a Fellow of the Australian Institute of Company Directors, a Fellow of the Australian Institute of Management and a Fellow of the Finance and Treasury Association.

Mrs Cross was previously the Chairman of Qantas Superannuation Limited and Deputy Chairman of Victoria's Transport Accident Commission. She was a Director of AMP Limited and Suncorp-Metway Limited. Mrs Cross was a Member of the Financial Sector Advisory Council, the Companies and Securities Advisory Committee, the Merrill Lynch Australasia Advisory Board and an Advisory Member of the Deloitte Touche Board of Partners. She has also served on a variety of not-for-profit boards.

Prior to becoming a professional company director in 1996, Mrs Cross held various senior executive positions with Chase Manhattan Bank, Banque Nationale de Paris and National Australia Bank in New York, Europe and Australia.

Mrs Cross holds a Bachelor of Science (Honours) from Georgetown University.

In 2003, Mrs Cross received a Centenary Medal for service to Australian society through the finance industry.

The Board believes that Mrs Cross' considerable experience in the banking and finance industries combined with her experience as a professional director, including as Chairman of Qantas Superannuation Limited from 2002 to 2005, brings significant strength to Qantas and its Board.

Mrs Cross says, "I have very much enjoyed working with the entire team of people that make Qantas such a great airline. I look forward to continuing to make a contribution drawing on my experience gained on a diverse range of boards, and from my executive background in banking and financial services".

The Directors (with Patricia Cross abstaining) recommend that you vote in favour of this Ordinary Resolution.

3.3 James Packer

James Packer retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

James Packer was appointed to the Board in March 2004.

Mr Packer has been Executive Chairman of Publishing and Broadcasting Limited since May 1998 and prior to that was the Chief Executive Officer from March 1996 to May 1998.

Mr Packer is the Executive Chairman of Consolidated Press Holdings Limited. He is also Non-Executive Chairman of SEEK Limited and a Director of Challenger Financial Services Group Limited.

The Board believes that Mr Packer's unique experience and perspective adds significant value and he has proven to be a major contributor to Board deliberations.

Mr Packer says, "It is an honour for me to be a Director of Qantas".

The Directors (with James Packer abstaining) recommend that you vote in favour of this Ordinary Resolution.

3.4 James Strong, AO

James Strong was appointed by the Directors as an Independent Non-Executive Director on 1 July 2006 pursuant to clause 6.5(a) of the Qantas Constitution, which allows the Board to appoint a Director to fill a casual vacancy.

Mr Strong retires as required by clause 6.5(b) of the Qantas Constitution and, being eligible, offers himself for election as an Independent Non-Executive Director.

He is Chairman of the Qantas Remuneration Committee.

Mr Strong was previously the Chief Executive Officer and Managing Director of Qantas between 1993 and March 2001, following an appointment to the Board in 1991.

He is Chairman of Woolworths Limited, Insurance Australia Group Limited (IAG), Rip Curl Group Pty Ltd and the Australian Council for the Arts. He is also involved in other arts and private organisations.

Mr Strong was formerly the Group Chief Executive of the DB Group in New Zealand and National Chairman of Partners of Corrs Chambers Westgarth. He was also Chief Executive Officer of Australian Airlines from December 1985 until September 1989. He has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006, Mr Strong was made an Officer of the Order of Australia.

The Board believes that Qantas is extremely fortunate that Mr Strong accepted its invitation to join the Board. His extensive aviation, commercial, operational and management experience will be a major asset to Qantas shareholders.

Mr Strong says, "I am very pleased to be involved with Qantas as a Non-Executive Director. If I am re-elected, it is my intention to use my background and exposure in aviation to contribute to Board discussions on future strategy and operations".

The Directors (with James Strong abstaining) recommend that you vote in favour of this Ordinary Resolution.

4. QANTAS DEFERRED SHARE PLAN

As shareholders will be aware, the Qantas Deferred Share Plan (Plan) was approved by shareholders at the 2002 AGM. The Plan is designed to deliver to employees an appropriate equity interest in Qantas, and in doing so, align the interests of employees with those of Qantas shareholders to the maximum extent possible.

At the same time the Plan was approved by shareholders, shareholder approval was also obtained under an exception to Australian Stock Exchange Listing Rule 7.1, which restricts (in certain circumstances) the issue of new securities in any year to 15 per cent of issued shares without shareholder approval.

The applicable exception is contained in Listing Rule 7.2 Exception 9. The effect of shareholder approval under that exception is that any issues of securities under the Plan are treated as having been made with the approval of shareholders for the purposes of Listing Rule 7.1. Approval under the exception lasts for three years. Qantas seeks shareholder approval to refresh that approval for a further three years.

In accordance with Listing Rule 7.2 Exception 9, a summary of the key terms of the Plan follows.

Summary of the Plan

The Plan provides a platform for the broader delivery of equity ownership to employees.

The objectives of the Plan are to:

- provide an incentive for the creation of, and focus on, shareholder wealth;
- align the interests of employees with those of Qantas shareholders;
- ensure the remuneration packages of employees are consistent with market practice and provide competitive compensation;
- provide a medium-term incentive for the retention of key employees; and
- support the culture of employee share ownership.

The Board believes that the Plan provides management focus on long-term performance during both upturn and downturn cycles as the employee has a shareholding position to consider.

Under the Terms & Conditions of the Plan:

- Qantas shares and performance rights (which may convert into Qantas shares) may be offered under the Plan (details of offers of shares and performance rights under the Plan in 2006 are contained below);
- the Board has discretion to determine who is offered the opportunity to participate;
- the Board can decide whether to purchase shares on-market or issue new shares; and
- generally, shares are subject to a holding restriction and cannot be traded for two years or as otherwise specified at the time of the relevant award after acquisition by the Participant.

To support the culture of employee share ownership, the Board has determined to implement an employee share purchase program under the Plan. This will allow participation by Executive Directors and permanent employees of Qantas on a salary-sacrifice basis. There will be no discount to the market price for shares acquired under this program.

Non-Executive Directors will also be able to participate in a share purchase program on a fee-sacrifice basis on terms similar to those applying to the employee share purchase under the Plan.

Since the introduction of the Plan in 2002, the following securities have been awarded under the Plan:

- 1,926,659 securities awarded that are no longer subject to applicable holding restrictions;
- 5,559,224 securities awarded that are subject to applicable holding restrictions; and
- 45,084 securities awarded in satisfaction of vested rights that are not subject to applicable holding restrictions.

Voting on the Ordinary Resolution

Ordinary Resolution 4

Qantas will disregard any votes cast on Ordinary Resolution 4 by the Directors and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

ii. the person chairing the AGM as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors (with Geoff Dixon and Peter Gregg abstaining) recommend that you vote in favour of this Ordinary Resolution.

5. QANTAS DEFERRED SHARE PLAN – EXECUTIVE DIRECTOR PARTICIPATION

Approval Sought

Qantas seeks shareholder approval for the Executive Directors (Geoff Dixon and Peter Gregg) to participate in the Plan. The Plan was first approved by shareholders at the 2002 AGM. Executive Director participation in the Plan under various awards was also approved by shareholders at the 2002, 2003 and 2004 AGMs.

Details of the Qantas Executive Remuneration Philosophy and Objectives can be found from page 54 of the 2006 Annual Report and on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance). Details of all awards of equity made to the Executive Directors appear in the 2006 Annual Report.

Background
2006 Award of Deferred Shares to Qantas Executives

Qantas includes a medium-term incentive in Executive remuneration, delivered via the offer of deferred shares (Shares).

In relation to the year ended 30 June 2006, Shares will be offered to approximately 1,020 Qantas Executives because Qantas achieved certain "Balanced Scorecard" targets set by the Board in 2005. The Balanced Scorecard targets for the 2006 Award related to:

- Customer Experience – independent customer service survey result;
- Financial Performance – unit cost improvement;
- Operational Performance – Qantas' on-time punctuality performance; and
- People (Safety) – reduction in employee injury rate.

The Board has approved the award of Shares to Qantas Executive General Managers. The Board has also delegated to the Chief Executive Officer authority to determine how many Shares are to be offered to each other participating Executive from an approved "pool". Each Executive is entitled to an "at target" number of Shares which may be increased or decreased depending on their individual performance and contribution during the year. No consideration is payable by participating Executives.

Shares are issued or purchased on-market at the prevailing market price and are held on behalf of each Participant by the Qantas Deferred Share Plan Trustee (Trustee) until the expiry of a specified holding lock period. The holding lock expires on the tenth anniversary from the date of allocation. However, Executives can "call" for the Shares prior to the expiration of the holding lock but not before 1 July 2007 in relation to one-half of the Shares and 1 July 2008 in relation to the remaining Shares awarded in 2006. Upon call or the expiry of the relevant holding lock, Shares will be transferred from the Trustee and registered in the relevant Executive's name.

Any dividends paid on the Shares will be distributed to the relevant Executive.

Generally, any Shares, which remain subject to the holding lock will be forfeited if the relevant Executive ceases employment with the Qantas Group. Shares will also be forfeited if the Executive is guilty of gross misconduct in relation to the Qantas Group.

Background
2006 Award of Performance Rights to Qantas Executives

Qantas includes a long-term incentive in Executive remuneration delivered via the grant of performance rights (Rights). This is also a key element of the Qantas Executive retention strategy.

Subject to achievement of a Board set Performance Hurdle, Rights may be converted (on a one-for-one basis) to Qantas ordinary shares up to ten years after award at no cost. Once the Performance Hurdle is satisfied, Executives can "call" for the Rights to be converted.

The Performance Hurdle set by the Board for the 2006 grant of Rights is the Total Shareholder Return (TSR) of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX100 Index in relation to 50 per cent of the Rights; and
- a basket of global listed airlines in relation to the other 50 per cent of the Rights.

The TSR will be first tested as at 30 June 2009 and, if required, the performance period is extended and re-tested every three months over the subsequent two years. The offers of Rights under the Plan allows for limited periodic re-testing of the TSR hurdle because the impacts of long-term decision-making may not neatly coincide with a fixed three year period. It should also be noted that this does not reduce the rigour and performance requirement of the original test.

The Performance Hurdle will be considered satisfied in accordance with the following table:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 49th percentile	Nil
50th to 74th percentile	50% to 99% satisfied
75th to 100th percentile	100% satisfied

Generally, any Rights which have not vested will lapse if the relevant Executive ceases employment with the Qantas Group. Rights will also lapse if the Executive is guilty of gross misconduct in relation to the Qantas Group.

Once Rights vest, Qantas shares will be issued or purchased on-market on a one-for-one basis and registered in the name of the relevant Executive.

The detailed conditions of the offers of Shares and Rights under the Plan will be contained in specific Plan Rules, which will be approved by the Board.

Executive Director Participation in the Plan

The Executive Directors, Geoff Dixon and Peter Gregg, are eligible to participate in the Plan and shareholder approval is sought to permit their participation in the award of Shares and Rights.

5. QANTAS DEFERRED SHARE PLAN – EXECUTIVE DIRECTOR PARTICIPATION CONTINUED

5.1 Participation in the Plan by Geoff Dixon

The Board has received independent advice from PricewaterhouseCoopers on the appropriate level of remuneration to be made available to the current Executive Directors. Taking this advice into account, the Board (with Geoff Dixon abstaining) believes it is appropriate and has resolved that, subject to shareholder approval, the Chief Executive Officer, Geoff Dixon, participates in the Plan as set out below.

Deferred Shares

In August 2006, Geoff Dixon signed a new Employment Agreement with Qantas and has agreed to continue as Chief Executive Officer on an ongoing basis. A summary of the key terms of the new Employment Agreement were announced to the market on 8 August 2006. As such, the Board considers it appropriate to seek shareholder approval to offer the Chief Executive Officer awards of Shares for each of the 2007, 2008 and 2009 financial years. This is a three year approval. It is proposed that this will be up to 900,000 Shares for the 2007, 2008 and 2009 financial years (ie. an average of 300,000 Shares per annum). Shareholder approval was obtained to offer up to 150,000 Shares to the Chief Executive Officer in the 2006 financial year at the 2004 AGM.

The target set in relation to these Shares will remain the same as for other Qantas Executives – the achievement of the "Balanced Scorecard" targets referred to earlier. The Board will measure the performance of Qantas Executives and the Chief Executive Officer against these targets. The amount actually offered will be dependent on the Board's assessment of achievement against the specific targets and the Chief Executive Officer's performance against individual Key Performance Indicators (KPIs), particularly in light of the conditions prevailing in the airline industry during that year.

It is proposed that the 2007 Balanced Scorecard set by the Board will relate to similar targets as set by the Board for the 2006 Award which was detailed earlier. It is the Board's current intention that the 2007 Balanced Scorecard will relate to:

- Customer Experience;
- Financial Performance;
- Operational Performance; and
- People (Safety).

Similar Balanced Scorecard targets will be set by the Board for the 2008 and 2009 financial years and these will be disclosed in the relevant Annual Reports.

As such, the Board seeks shareholder approval to offer the Chief Executive Officer a pool of up to 900,000 Shares for the 2007 (2007 Award), 2008 (2008 Award) and 2009 (2009 Award) financial years (ie. an average of 300,000 Shares per annum), dependent on satisfactory achievement of the Balanced Scorecard targets set each year by the Board.

In addition to the above, Geoff Dixon elected to sacrifice his cash incentive payable to him in respect of the 2005/06 financial year (Bonus) into Shares under the Plan. All Shares were acquired on-market. The Board is not required to seek nor seeks shareholder approval in relation to the Chief Executive Officer's election to sacrifice this Bonus into Shares.

Performance Rights

Shareholders are also requested to approve the award of up to 900,000 Rights to the Chief Executive Officer. This is a three year approval.

It is proposed that the Board will offer Geoff Dixon an annual grant of Rights at an average of 300,000 Rights per annum at the beginning of the 2007, 2008 and 2009 financial years. Each tranche will be subject to separate Performance Hurdles.

It is proposed that the Performance Hurdle will be the same as that applied to any offer of Rights to Qantas Executives. The 2006 TSR based Performance Hurdle was described above.

It is intended that the Performance Hurdle for the 2007, 2008 and 2009 offers will also be TSR based. Whilst the Board has retained the discretion to review the Performance Hurdles applicable to each offer of Rights, it is the Board's current intention that the Performance Hurdle relevant to each offer will be the TSR of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX100 Index in relation to 50 per cent of the Rights; and
- a basket of global listed airlines in relation to the other 50 per cent of the Rights.

These Performance Hurdles will be disclosed in the relevant Annual Report.

Each Performance Hurdle will be first tested as at 30 June, three years after grant and, if required, re-tested every three months over the subsequent two years.

If Qantas terminates Mr Dixon's Employment Agreement, any unvested Rights outstanding at that time will remain in force as if Mr Dixon was still an employee, subject to two further conditions:

- there will be a pro-rata lapse of awards at termination for the part of the Performance Period (being the three year period commencing from 1 July in the year of award) under each award that remains unserved at termination; and
- any awards for which less than 18 months of the Performance Period relating to that award has been served will lapse in full.

Generally, any Rights which have not vested will lapse if the Chief Executive Officer resigns, however the Board may elect to allow vesting of the Rights under special circumstances, eg. total and permanent disablement or death. Rights will also lapse if the Chief Executive Officer is guilty of gross misconduct in relation to the Qantas Group.

To the extent the Performance Hurdles are met, Rights will be converted into Qantas shares which will be issued or purchased on-market and registered in Mr Dixon's name.

It is the Board's current intention that the shares will be acquired on-market.

Further Information

Under Listing Rule 10.14, no director can acquire securities under an employee incentive scheme without shareholder approval. Whilst this requirement does not apply in respect of securities purchased on-market (and although it is the Board's current intention that Shares will be acquired on-market), the Board nevertheless wishes to seek approval for the acquisition of both Shares and Rights by the Chief Executive Officer.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. shareholders are requested to approve the acquisition for the Chief Executive Officer, Geoff Dixon, under the Plan, of up to 900,000 Shares (subject to the satisfaction of the relevant Balanced Scorecard targets described above) and the award of up to 900,000 Rights (which Rights, subject to satisfaction of relevant Performance Hurdles, convert one-for-one into Qantas shares);

ii. under the Terms & Conditions and Rules of the Plan, the Rights will be granted to Geoff Dixon at no cost and the Shares will be issued or purchased on-market at the prevailing market price at no cost to Geoff Dixon;

iii. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2007 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2008 in respect of up to half of the Shares; and

(b) 30 June 2009 in respect of the remaining Shares;

iv. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2008 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2009 in respect of up to half of the Shares; and

(b) 30 June 2010 in respect of the remaining Shares;

v. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2009 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2010 in respect of up to half of the Shares; and

(b) 30 June 2011 in respect of the remaining Shares;

vi. upon satisfaction of the Performance Hurdles set by the Board and the expiration of a holding lock period (which is determined by the Terms & Conditions and Rules of the Plan and each relevant award), the Rights will vest and the Chief Executive Officer will be entitled to convert each vested Right for one Qantas share;

vii. no loan will be made by Qantas in connection with the acquisition of Shares or Rights by the Chief Executive Officer;

viii. the Executive Directors (Geoff Dixon and Peter Gregg) are the only persons referred to in Listing Rule 10.14 entitled to receive an award of Shares and Rights under the Plan;

ix. details of any Shares or Rights purchased, issued or granted under the Plan to Geoff Dixon will be published in each Annual Report relating to the period in which the securities have been purchased, issued or granted and that approval for the purchase, issue or grant of securities was obtained under Listing Rule 10.14;

x. any additional persons (for whom shareholder approval is required) who become entitled to participate in the Plan after the Ordinary Resolution 5.1 is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14;

xi. the following Shares and Rights have been awarded to the Executive Directors under the Plan since shareholder approval was last obtained at the 2004 AGM:

(a) Chief Executive Officer, Geoff Dixon:

(i) 150,000 Shares allocated on 21 October 2004 with all of the Shares having a holding lock period until 21 October 2014. However, Geoff Dixon can request that the holding lock be removed after 30 June 2005 for 75,000 Shares and after 30 June 2006 for the remaining Shares (the acquisition price for the purchase of these Shares was $3.68);

(ii) 150,000 Shares allocated on 17 August 2005 with all of the Shares having a holding lock period until 17 August 2015. However, Geoff Dixon can request that the holding lock be removed after 30 June 2006 for 75,000 Shares and after 30 June 2007 for the remaining Shares (acquisition price of $3.38);

(iii) 142,500 Shares allocated on 22 August 2006 with all of the Shares having a holding lock period until 22 August 2016. However, Geoff Dixon can request that the holding lock be removed after 30 June 2007 for all Shares (acquisition price of $3.49); and

(iv) 450,000 Rights granted on 21 October 2004 which may vest on or after 30 June 2007 subject to the satisfaction of specific Performance Hurdles; and

(b) Chief Financial Officer, Peter Gregg:

(i) 90,000 Shares allocated on 21 October 2004 with all of the Shares having a holding lock period until 21 October 2014. However, Peter Gregg can request that the holding lock be removed after 30 June 2005 for 45,000 Shares and after 30 June 2006 for the remaining Shares (the acquisition price for the purchase of these Shares was $3.68);

(ii) 90,000 Shares allocated on 17 August 2005 with all of the Shares having a holding lock period until 17 August 2015. However, Peter Gregg can request that the holding lock be removed after 30 June 2006 for 45,000 Shares and after 30 June 2007 for the remaining Shares (acquisition price of $3.38);

(iii) 85,500 Shares allocated on 22 August 2006 with all of the Shares having a holding lock period until 22 August 2016. However, Peter Gregg can request that the holding lock be removed after 30 June 2007 for 42,750 Shares and after 30 June 2008 for the remaining Shares (acquisition price of $3.49);

(iv) 90,000 Rights granted on 21 October 2004 which may vest on or after 30 June 2007 subject to the satisfaction of specific Performance Hurdles; and

(v) 90,000 Rights granted on 17 August 2005 which may vest on or after 30 June 2008 subject to the satisfaction of specific Performance Hurdles;

5. QANTAS DEFERRED SHARE PLAN – EXECUTIVE DIRECTOR PARTICIPATION CONTINUED

The Shares referred to in paragraphs (a) and (b) above were purchased on-market at the prevailing market price at no cost to Geoff Dixon or Peter Gregg; and

xii. it is expected that Shares for Geoff Dixon will be acquired under this approval by no later than 30 September 2009 except for shares acquired upon the conversion of Rights. In any event, no Shares will be acquired and no Rights granted under this approval later than three years after the date of the 2006 AGM.

5.2 Participation in the Plan by Peter Gregg

The Board has received independent advice from PricewaterhouseCoopers on the appropriate level of remuneration to be made available to the current Executive Directors. Taking this advice into account, the Board (with Peter Gregg abstaining) believes it is appropriate and has resolved that, subject to shareholder approval, the Chief Financial Officer, Peter Gregg, participates in the Plan as set out below.

Deferred Shares

In August 2006, Peter Gregg signed a new Employment Agreement with Qantas and has agreed to continue as Chief Financial Officer on an ongoing basis. A summary of the key terms of the new Employment Agreement were announced to market on 8 August 2006. As with the request for the Chief Executive Officer, the Board considers it appropriate to request shareholders to approve a three year award of Shares to the Chief Financial Officer. The Board seeks shareholder approval to offer the Chief Financial Officer awards of Shares for each of the 2007, 2008 and 2009 financial years. It is proposed that this will be up to 300,000 Shares for the 2007, 2008 and 2009 financial years (ie. an average of 100,000 Shares per annum). Shareholder approval was obtained to offer up to 90,000 Shares to the Chief Financial Officer in the 2006 financial year at the 2004 AGM.

The target set in relation to these Shares will remain the same as for other Qantas Executives – the achievement of the "Balanced Scorecard" targets referred to earlier. The Board will measure the performance of Qantas Executives and the Chief Financial Officer against these targets. The amount actually offered will be dependent on the Board's assessment of achievement against the specific targets and the Chief Financial Officer's performance against individual KPIs, particularly in light of the conditions prevailing in the airline industry during that year.

The proposed 2007 Balanced Scorecard that will be set by the Board was detailed earlier.

Similar Balanced Scorecard targets will be set by the Board for the 2008 and 2009 financial years and these will be disclosed in the relevant Annual Reports.

In addition to the above, the Board has approved, subject to shareholder approval, the award of 400,000 Shares to the Chief Financial Officer as a retention incentive. Shares will be issued or purchased on-market at the prevailing market price and will be held on behalf of the Chief Financial Officer by the Trustee until the expiry of a three year holding restriction. Award of these Shares is subject to the Chief Financial Officer achieving his personal KPIs and remaining an employee until 30 June 2009. This award is consistent with the Executive Remuneration Philosophy in the 2005 Annual Report, which stated that "selected Executives may be also invited to participate in a deferred cash retention scheme, involving operational performance objectives and a deferral period typically of between three and five years." It is proposed that Shares be offered to the Chief Financial Officer rather than deferred cash as the Shares provide a more restrictive variant of the retention program involving share price exposure as well as the holding restriction and the achievement of KPIs.

As such, the Board seeks shareholder approval to offer the Chief Financial Officer:

- a pool of up to 300,000 Shares for the 2007 (2007 Award), 2008 (2008 Award) and 2009 (2009 Award) financial years (ie. an average of 100,000 Shares per annum), dependent on satisfactory achievement of the Balanced Scorecard targets set each year by the Board; and
- 400,000 Shares (Retention Award) to be held on behalf of the Chief Financial Officer by the Trustee until the expiry of a three year holding restriction.

Performance Rights

Shareholders are also requested to approve the award of up to 300,000 Rights to the Chief Financial Officer. This is also a three year approval.

It is proposed that the Board will offer Peter Gregg an annual grant of Rights at an average of 100,000 Rights per annum at the beginning of the 2007, 2008 and 2009 financial years. Each tranche will be subject to separate Performance Hurdles.

For the 2007 financial year, following Mr Gregg entering into a new Employment Agreement, this award of up to 100,000 Rights is proposed to replace the previous approval of up to 90,000 Rights relating to this year.

It is proposed that the Performance Hurdle will be the same as that applied to any offer of Rights to Qantas Executives. The 2006 TSR based Performance Hurdle was described above.

It is intended that the Performance Hurdle for the 2007, 2008 and 2009 offers will also be TSR based. The Board's current intention in respect of the Performance Hurdles for each offer of Rights in the 2007, 2008 and 2009 financial years was described above. These Performance Hurdles will be disclosed in the relevant Annual Report.

Each Performance Hurdle will be first tested as at 30 June, three years after grant and, if required, re-tested every three months over the subsequent two years.

Generally, any Rights which have not vested will lapse if the Chief Financial Officer ceases employment with the Qantas Group however the Board may elect to allow vesting of the Rights under special circumstances, eg. total and permanent disablement or death. Rights will also lapse if the Chief Financial Officer is guilty of gross misconduct in relation to the Qantas Group.

To the extent the Performance Hurdles are met, Rights will be converted into Qantas shares which will be issued or purchased on-market and registered in Mr Gregg's name.

It is the Board's current intention that the shares will be acquired on-market.

Further Information

Under Listing Rule 10.14, no director can acquire securities under an employee incentive scheme without shareholder approval. Whilst this requirement does not apply in respect of securities purchased on-market (and although it is the Board's current intention that Shares will be acquired on-market), the Board nevertheless wishes to seek approval for the acquisition of both Shares and Rights by the Chief Financial Officer.

In accordance with the Listing Rules, the following information is provided for shareholders:

i. shareholders are requested to approve the acquisition for the Chief Financial Officer, Peter Gregg, under the Plan, of up to 700,000 Shares subject to the satisfaction of the relevant Balanced Scorecard targets, and the award of up to 300,000 Rights (which Rights, subject to satisfaction of relevant Performance Hurdles, convert one-for-one into Qantas shares);

ii. under the Terms & Conditions and Rules of the Plan, the Rights will be granted to Peter Gregg at no cost and the Shares will be issued or purchased on-market at the prevailing market price at no cost to Peter Gregg;

iii. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2007 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2008 in respect of up to half of the Shares; and

(b) 30 June 2009 in respect of the remaining Shares;

iv. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2008 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2009 in respect of up to half of the Shares; and

(b) 30 June 2010 in respect of the remaining Shares;

v. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the 2009 Award, will not generally be able to be sold or otherwise dealt with until after:

(a) 30 June 2010 in respect of up to half of the Shares; and

(b) 30 June 2011 in respect of the remaining Shares;

vi. subject to the Terms & Conditions and Rules of the Plan, any Shares to be offered under the Retention Award will not generally be able to be sold or otherwise dealt with until after three years from the date of allocation;

vii. upon satisfaction of the Performance Hurdles set by the Board and the expiration of the holding lock period (which is determined by the Terms & Conditions and Rules of the Plan and each relevant award), the Rights will vest and the Chief Financial Officer will be entitled to convert each vested Right for one Qantas share;

viii. no loan will be made by Qantas in connection with the acquisition of Shares or Rights by the Chief Financial Officer;

ix. the Executive Directors (Geoff Dixon and Peter Gregg) are the only persons referred to in Listing Rule 10.14 entitled to receive an award of Shares and Rights under the Plan;

x. details of any Shares or Rights purchased, issued or granted under the Plan to Peter Gregg will be published in each Annual Report relating to the period in which the securities have been purchased, issued or granted and that the approval for the purchase, issue or grant of securities was obtained under Listing Rule 10.14;

xi. any additional persons (for whom shareholder approval is required) who become entitled to participate in the Plan after Ordinary Resolution 5.2 is approved and who are not named in the Notice of Meeting, will not participate in the Plan until approval is obtained under Listing Rule 10.14;

xii. the following Shares and Rights have been awarded to the Executive Directors under the Plan since shareholder approval was last obtained at the 2004 AGM:

(a) Chief Executive Officer, Geoff Dixon:

(i) 150,000 Shares allocated on 21 October 2004 with all of the Shares having a holding lock period until 21 October 2014. However, Geoff Dixon can request that the holding lock be removed after 30 June 2005 for 75,000 Shares and after 30 June 2006 for the remaining Shares (the acquisition price for the purchase of these Shares was $3.68);

(ii) 150,000 Shares allocated on 17 August 2005 with all of the Shares having a holding lock period until 17 August 2015. However, Geoff Dixon can request that the holding lock be removed after 30 June 2006 for 75,000 Shares and after 30 June 2007 for the remaining Shares (acquisition price of $3.38);

(iii) 142,500 Shares allocated on 22 August 2006 with all of the Shares having a holding lock period until 22 August 2016. However, Geoff Dixon can request that the holding lock be removed after 30 June 2007 for all Shares (acquisition price of $3.49); and

(iv) 450,000 Rights granted on 21 October 2004 which may vest on or after 30 June 2007 subject to the satisfaction of specific Performance Hurdles; and

5. QANTAS DEFERRED SHARE PLAN – EXECUTIVE DIRECTOR PARTICIPATION CONTINUED

(b) Chief Financial Officer, Peter Gregg:

(i) 90,000 Shares allocated on 21 October 2004 with all of the Shares having a holding lock period until 21 October 2014. However, Peter Gregg can request that the holding lock be removed after 30 June 2005 for 45,000 Shares and after 30 June 2006 for the remaining Shares (the acquisition price for the purchase of these Shares was $3.68);

(ii) 90,000 Shares allocated on 17 August 2005 with all of the Shares having a holding lock period until 17 August 2015. However, Peter Gregg can request that the holding lock be removed after 30 June 2006 for 45,000 Shares and after 30 June 2007 for the remaining Shares (acquisition price of $3.38);

(iii) 85,500 Shares allocated on 22 August 2006 with all of the Shares having a holding lock period until 22 August 2016. However, Peter Gregg can request that the holding lock be removed after 30 June 2007 for 42,750 Shares and after 30 June 2008 for the remaining Shares (acquisition price of $3.49);

(iv) 90,000 Rights granted on 21 October 2004 which may vest on or after 30 June 2007 subject to the satisfaction of specific Performance Hurdles; and

(v) 90,000 Rights granted on 17 August 2005 which may vest on or after 30 June 2008 subject to the satisfaction of specific Performance Hurdles;

The Shares referred to in paragraphs (a) and (b) above were purchased on-market at the prevailing market price at no cost to Geoff Dixon or Peter Gregg; and

xiii. it is expected that Shares for Peter Gregg will be acquired under this approval by no later than 30 September 2009 except for shares acquired upon the conversion of Rights. In any event, no Shares will be acquired and no Rights granted under this approval later than three years after the date of the 2006 AGM.

VOTING ON THE ORDINARY RESOLUTIONS

Ordinary Resolutions 5.1 and 5.2

Qantas will disregard any votes cast on Ordinary Resolutions 5.1 and 5.2 by the Directors and their associates.

However, Qantas need not disregard a vote if it is cast by:

i. a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

ii. the person chairing the AGM as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

The Directors (with Geoff Dixon and Peter Gregg abstaining) recommend that you vote in favour of Ordinary Resolutions 5.1 and 5.2.

6. REMUNERATION REPORT

The Remuneration Report is contained in the Directors' Report set out in the 2006 Qantas Annual Report. The Report:

- explains Qantas' Executive Remuneration Philosophy and Objectives and the link between the remuneration of employees and Qantas' performance;
- sets out remuneration details for each Director and for each named Executive; and
- makes clear that the basis for remunerating Non-Executive Directors is distinct from the basis for remunerating Executives, including Executive Directors.

The Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the Remuneration Report. An Advisory Resolution that the Remuneration Report is adopted will then be put to the vote.

While there is no legal requirement to abstain from voting, Qantas believes it appropriate that none of the Directors, the named Executives or their associates should vote on this Advisory Resolution, except as directed by any proxies.

The Directors recommend that you vote in favour of this Advisory Resolution.

If you have any questions relating to any issue to be considered at the AGM, please call me on 61 2 9691 4262 prior to the AGM.

Yours sincerely

Cassandra Hamlin

Cassandra Hamlin
Acting Company Secretary

Enclosures

Enclosed with this letter are:

i. the Notice of Meeting;

ii. a Proxy Form to be completed if you would like to be represented at the AGM by proxy. An electronic proxy facility is also available to shareholders via the Qantas website (http://www.qantas.com.au/info/about/investors/agms);

iii. an AGM Question Form to be completed if you would like a specific question to be addressed by the Chairman or Auditor at the AGM; and

iv. a reply paid envelope for you to return either or both the Proxy Form and AGM Question Form.

QANTAS

Public Company Department

Qantas Airways Limited
ABN 16 009 661 901

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Qantas Airways Limited will be held:

Date: Thursday, 19 October 2006 **Time:** 2:00pm **Venue:** City Recital Hall, Angel Place, Sydney.

BUSINESS

1. CONSIDERATION OF REPORTS

To receive and consider the Financial Report, the Directors' Report and the Independent Audit Report of Qantas Airways Limited for the financial year ended 30 June 2006.

2. QUESTIONS AND COMMENTS

Shareholders will be given a reasonable opportunity to ask questions about or comment on the management and audit of Qantas.

3. ELECTION OF DIRECTORS

3.1 Peter Gregg

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, Peter Gregg, an Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as an Executive Director of Qantas Airways Limited."

3.2 Patricia Cross

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, Patricia Cross, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.3 James Packer

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, James Packer, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.4 James Strong, AO

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, James Strong, a Non-Executive Director appointed by the Directors on 1 July 2006 pursuant to clause 6.5(a) of the Constitution and retiring in accordance with the Constitution, being eligible, is elected as a Non-Executive Director of Qantas Airways Limited."

4. QANTAS DEFERRED SHARE PLAN

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That the Qantas Deferred Share Plan (DSP) described in the explanatory letter accompanying the 2006 Notice of Meeting is approved for all purposes (including so as to qualify as an exception to Listing Rule 7.1 for the issue of shares to employees or Directors of Qantas and its subsidiaries in accordance with the terms of the DSP)."

5. QANTAS DEFERRED SHARE PLAN – EXECUTIVE DIRECTOR PARTICIPATION

5.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan (DSP), Geoff Dixon, the Chief Executive Officer, is permitted to participate in the DSP as is contemplated by the explanatory letter accompanying the 2006 Notice of Meeting."

5.2 Participation in the Qantas Deferred Share Plan by Peter Gregg

To consider and, if thought appropriate, pass the following Ordinary Resolution:

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan (DSP), Peter Gregg, the Chief Financial Officer, is permitted to participate in the DSP as is contemplated by the explanatory letter accompanying the 2006 Notice of Meeting."

6. REMUNERATION REPORT

To consider and, if thought appropriate, pass the following Advisory Resolution:

"That, the Remuneration Report for the year ended 30 June 2006 (set out in the Directors' Report) is adopted."

Dated: 14 September 2006

By Order of the Board

Cassandra Hamlin

Cassandra Hamlin
Acting Company Secretary

Notes:

1 A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Shareholders can appoint a body corporate as well as an individual as their proxy. A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at general meetings of Qantas or in the capacity of a shareholder's proxy at general meetings of Qantas. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a general meeting or in voting on a resolution.

2 A shareholder who appoints two proxies may state on the Proxy Form what proportion or number of the shareholder's votes each proxy is being appointed to exercise. If a shareholder appoints two proxies and does not specify the proportion or number of votes each proxy may exercise, each of the proxies may exercise half the shareholder's votes.

3 If a shareholder has appointed two proxies, when a resolution is decided on a show of hands, only the first person named on the Proxy Form may vote. If two Proxy Forms have been completed, the person whose name is earlier in alphabetical sequence may vote.

4 A proxy need not be a shareholder of Qantas.

5 Either the original, facsimile or electronic transmission of the Proxy Form(s) and any Power of Attorney or authority under which they are signed must be received at least 48 hours prior to the AGM (ie by no later than 2:00pm on Tuesday, 17 October 2006) or any adjournment. Any Proxy Form received after this deadline, including at the AGM, will be invalid.

6 A Proxy Form accompanies this Notice of Meeting.

7 Additional Proxy Forms will be supplied by the Qantas Share Registry on request.

8 An electronic proxy facility is also available to shareholders via the Qantas website, www.qantas.com.au/info/about/investors/agms.

9 If a corporate representative is to attend the AGM on behalf of a corporation, a formal Notice of Appointment must be brought to the AGM.

10 In accordance with Regulation 7.11.37 of the Corporations Regulations, the Board has determined that a person's entitlement to vote at the AGM will be the entitlement of that person set out in the register of shareholders as at 7:00pm (Sydney time) on Tuesday, 17 October 2006. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the AGM.

11 If you wish a question to be put to the Chairman or Auditor and you are not able to attend the AGM, please complete the Question Form which is attached to this Notice of Meeting.

12 Either the original or a facsimile transmission of the Question Form must be received at least five business days prior to the AGM (ie by no later than 5:00pm on Thursday, 12 October 2006) or any adjournment. This is to allow time to collate questions and to prepare answers.

QANTAS

Qantas Airways Limited
ABN 16 009 661 901

All correspondence to:

Qantas Share Registry
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0309
Email: registry@qantas.com
Website: www.qantas.com

QUESTIONS FROM SHAREHOLDERS

Your questions regarding any matter relating to Qantas that may be relevant to the 2006 Qantas Annual General Meeting (AGM) are important to us. We invite you to use this form to submit any questions you may have on:

- the management of Qantas;
- the conduct of the audit;
- the preparation of the Independent Audit Report;
- the accounting policies adopted by Qantas in relation to the preparation of the financial statements; and/or
- the independence of the Auditor in relation to the conduct of the audit.

Please return this form in the reply paid envelope provided or fax to 61 2 9287 0309. All questions must be received by 5:00pm on Thursday, 12 October 2006.

We will attempt to respond to as many of the more frequently asked questions as possible in the Chairman's address at the AGM. The Chairman will also permit the Auditor to answer any written questions submitted to the Auditor. A list of written questions, if any, submitted by shareholders will be made available at the start of the AGM.

Shareholder's Name

Address

Shareholder Reference Number or Holder Identification Number

I or X

Please tick the relevant box: My question is for the: Chairman Auditor

Question/s



Registered Office
Qantas Airways Limited
Qantas Centre, Level 9 Building A, 203 Coward Street
Mascot NSW 2020 Australia

Phone 61 2 9691 3636 Fax 61 2 9691 3339

Qantas Share Registry
Level 12, 680 George Street, Sydney NSW 2000 Australia
Locked Bag A14 Sydney South NSW 1235 Australia

Toll Free 1800 177 747 • International 61 2 8280 [illegible]
Fax 61 2 9287 0309 • Email registry@qantas.com • Website qantas.com

QANTAS

Qantas Airways Limited ABN 16 009 661 901

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/09/2006

TIME: 14:22:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proxy Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

QANTAS

Qantas Airways Limited ABN 16 009 661 901

APPOINTMENT OF PROXY

All correspondence to:
Qantas Share Registry
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 61 2 9287 0309
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

Please note that an electronic proxy facility is available to Shareholders via the Qantas website, http://www.qantas.com.au/info/about/investors/agms

A APPOINTING A PROXY

I/We being a Shareholder(s) of Qantas Airways Limited hereby appoint:

☐ the Chairman of the Meeting (mark box with an X)^ **OR** [ ] Write here the name of the person or body corporate you are appointing if this person/ body corporate is someone other than the Chairman of the Meeting,

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Qantas 2006 Annual General Meeting (Meeting) on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Meeting of Qantas to be held at 2:00pm on Thursday 19 October 2006 and at any adjournment of that Meeting. Qantas proxies will only be valid and accepted by Qantas if they are signed and received at the Qantas Share Registry or at the Registered Office no later than 48 hours before the Meeting.

B VOTING DIRECTIONS

Should you wish to direct your proxy how to vote on any Resolution please insert [X] in the appropriate box below.

Resolution	For	Against	Abstain*
3. Election of Directors			
3.1 Re-elect Executive Director, Peter Gregg	☐	☐	☐
3.2 Re-elect Non-Executive Director, Patricia Cross	☐	☐	☐
3.3 Re-elect Non-Executive Director, James Packer	☐	☐	☐
3.4 Elect Non-Executive Director, James Strong	☐	☐	☐
4. Qantas Deferred Share Plan	☐	☐	☐
5. Qantas Deferred Share Plan – Executive Director Participation			
5.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon	☐	☐	☐
5.2 Participation in the Qantas Deferred Share Plan by Peter Gregg	☐	☐	☐
6. Remuneration Report (Advisory Resolution)	☐	☐	☐

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority on a poll.

☐ ^ If you do not wish to direct your proxy how to vote, please place an X in the box. The Chairman of the Meeting intends to vote undirected proxies in favour of all Resolutions. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if she has an interest in the outcome of that Resolution and that votes cast by her, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes in respect of Resolutions in which she has an interest in the outcome and your votes will not be counted in computing the required majority on a Resolution.

C APPOINTING A SECOND PROXY

I/We wish to appoint a second proxy:

☐ Mark box with an X if you wish to appoint a second proxy **AND** [%] **OR** [ ] State the percentage of your voting rights or the number of shares for this Proxy Form

D SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director
	( )	
Contact Name	Contact Daytime Telephone Number	

QAN PRX542

Instructions for Completion of Proxy Form

Please note that an electronic proxy facility is available to Shareholders via the Qantas website (http://www.qantas.com.au/info/about/investors/agms).

Your vote is important.

Please direct your proxy how to vote.

For your proxy to be entitled to vote your shares at the Meeting, the completed Proxy Form must be received by Qantas no later than 2:00pm on Tuesday 17 October 2006.

Any Proxy Form received after this deadline will be invalid.

Your Name and Address

This is your name and address as it appears on the share register of Qantas Airways Limited. If this information is incorrect, please make the correction on the Proxy Form. Shareholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your shares using this Proxy Form.

A. Appointing a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box with an X. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that person or body corporate in the box provided. Shareholders cannot appoint themselves. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. You can vote your shares by proxy even if you plan to attend the Meeting, but if you vote on any Resolution at the Meeting your proxy may not vote in that capacity on the Resolution.

B. Voting Directions

If you wish to direct your proxy how to vote on any Resolution, mark the appropriate box with an X. If an X is placed in a box, that direction will apply to your total shareholding. The vote will be invalid if an X is used against more than one box for a particular Resolution.

C. Appointing a Second Proxy

A Shareholder who is entitled to two or more votes may appoint up to two proxies (whether Shareholders or not) to attend the Meeting and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International). Both Proxy Forms should be completed with the nominated percentage of your voting rights or number of shares for that proxy. If you do not specify the nominated percentage of your voting rights or number of shares, each of the proxies may exercise half of the votes. Please return these Proxy Forms together.

D. Signature(s)

This Proxy Form must be signed by the Shareholder(s). If the Shareholder is an Australian corporation, the Proxy Form must be executed in accordance with section 127 of the *Corporations Act 2001* or by an attorney. If this Proxy Form is signed by a person who is not the registered Shareholder, then the relevant authority must either have been exhibited previously to Qantas or be enclosed with this Proxy Form.

Further Important Information

A reply paid envelope is enclosed for the return of your completed Proxy Form to the Qantas Share Registry. Alternatively, your Proxy Form can be faxed to 61 2 9287 0309. **To be effective, your Proxy Form must be received by Qantas no later than 2:00pm on Tuesday 17 October 2006.** If you require further information on how to complete the Proxy Form, telephone the Qantas Share Registry on 1800 177 747 (Toll free within Australia) or 61 2 8280 7390 (International).

The Qantas 2006 Annual General Meeting will be held in the City Recital Hall, Angel Place, Sydney, at 2:00pm on Thursday 19 October 2006.

We advise that the *Corporations Act 2001* requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your shareholding. Information must continue to be included in the share register if you cease to be a shareholder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the *Corporations Act 2001*. These obligations are not altered by the *Privacy Act 1988*. The information is collected by the Qantas Share Registry, Link Market Services Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy statement is available on our website at www.qantas.com.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2006

TIME: 10:39:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Traffic and Capacity Statistics - July 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
JULY 2006

Summary of Traffic and Capacity Statistics

Month of July 2006

July Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 7.9 per cent over the previous year. RPKs increased by 7.7 per cent, while ASKs were up 5.0 per cent, resulting in a revenue seat factor of 81.1 per cent, which was 2.1 percentage points higher than the previous year.

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for month of July 2006 increased by 0.4 per cent when compared to the same period last year. Total International (Qantas and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.8 per cent over the same period.

Recent Developments

On 17 August 2006, Qantas announced its financial results for the year ended 30 June 2006. Highlights included a profit before tax of $671 million, a net profit after tax of $480 million, revenue of $13.6 billion, earnings per share of 24.9 cents and a fully franked final dividend of 11 cents per share, taking total fully franked dividends for the year to 22 cents per share.

On 26 July 2006, Jetstar announced the launch fares and flight schedules for its long-haul international operation which, subject to regulatory approval, will commence in November 2006. Jetstar said it would initially fly to six international destinations including Bangkok, Phuket, Ho Chi Minh City, Osaka, Bali and Honolulu. Jetstar will operate an initial fleet of Airbus A330-200 aircraft, offering two classes of service including StarClass, its premium cabin. Jetstar also said over the next four years it will develop a significant international network to a large number of Australian and overseas destinations.

Also on 26 July 2006, Jetstar announced that carriers within the Jetstar group of airlines, including Jetstar Asia, have been re-positioned under one single brand. The alignment of brands follows the successful convergence of both Jetstar Asia and Jetstar Airways websites into one enhanced, integrated site at Jetstar.com. Jetstar said with the Australian based Jetstar's commercial launch of long-haul international services, successful pursuit of a single brand and alignment of some core functions including distribution channels, revenue and inventory management would support predicted growth of the Jetstar brand globally.

On 7 July 2006, Qantas said it welcomed the removal of limitations on the number of air services that can be operated between the UK and Australia. Qantas said that the UK was an important market and that the development would enable Qantas to grow in the future. Qantas also said it welcomed the increased opportunities to operate at intermediate points and beyond the United Kingdom, but was disappointed that this did not extend to points in China and the USA.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

JULY 2006

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,386	1,353	2.4%	1,386	1,353	2.4%
Revenue Passenger Kilometres (m)	2,040	1,962	3.9%	2,040	1,962	3.9%
Available Seat Kilometres (m)	2,509	2,430	3.3%	2,509	2,430	3.3%
Revenue Seat Factor (%)	81.3	80.8	0.5 pts	81.3	80.8	0.5 pts
QantasLink						
Passengers carried ('000)	317	265	19.6%	317	265	19.6%
Revenue Passenger Kilometres (m)	217	165	31.5%	217	165	31.5%
Available Seat Kilometres (m)	290	228	27.3%	290	228	27.3%
Revenue Seat Factor (%)	74.8	72.4	2.4 pts	74.8	72.4	2.4 pts
Jetstar						
Passengers carried ('000)	648	443	46.2%	648	443	46.2%
Revenue Passenger Kilometres (m)	815	465	75.4%	815	465	75.4%
Available Seat Kilometres (m)	988	615	60.7%	988	615	60.7%
Revenue Seat Factor (%)	82.5	75.6	6.9 pts	82.5	75.6	6.9 pts
Qantas International *						
Passengers carried ('000)	779	839	(7.2)%	779	839	(7.2)%
Revenue Passenger Kilometres (m)	5,405	5,280	2.4%	5,405	5,280	2.4%
Available Seat Kilometres (m)	6,671	6,690	(0.3)%	6,671	6,690	(0.3)%
Revenue Seat Factor (%)	81.0	78.9	2.1 pts	81.0	78.9	2.1 pts
Total Group Operations						
Passengers carried ('000)	3,130	2,900	7.9%	3,130	2,900	7.9%
Revenue Passenger Kilometres (m)	8,477	7,872	7.7%	8,477	7,872	7.7%
Available Seat Kilometres (m)	10,458	9,962	5.0%	10,458	9,962	5.0%
Revenue Seat Factor (%)	81.1	79.0	2.1 pts	81.1	79.0	2.1 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/09/2006

TIME: 18:27:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

QANTAS

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	28,991,867 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 4 October 2006, being the payment date of the 11¢ final dividend.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2.5% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by Link Market Services was $3.5033. This will result in an issue price under the DRP of $3.4158 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	4 October 2006.

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,984,027,311	Ordinary Shares

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
236,450	144A 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$1,000
40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
450,000	144A 20 June 2013 US Issue. Each parcel of Notes has a face value of US$1,000
513,550	144A 15 April 2016 US Issue. Each parcel of Notes has a face value of US$1,000.
6,600,672	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- An offer of securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Cassandra Hamlin

Cassandra Hamlin
Acting Company Secretary

22 September 2006

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/10/2006

TIME: 08:57:35

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement on A380 Delay

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS STATEMENT ON A380 DELAY

SYDNEY, 4 October 2006: The Chief Financial Officer of Qantas, Mr Peter Gregg, said today Qantas understood from discussions with Airbus that it would not receive its first A380 aircraft until August 2008, around two years late.

"We expect to have four aircraft by the end of 2008 and seven by mid-2009," Mr Gregg said, "which we understand maintains the original delivery schedule with the other two launch airlines."

Mr Gregg said Qantas was disappointed with the delay and had commenced a review of its capacity needs in light of the revised timetable from Airbus.

He said Qantas was satisfied that the delay was due to production problems at Airbus and not technical issues with the aircraft.

Issued by Qantas Corporate Communication (Q3487)
Media Inquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 09:14:06

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	5 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 October 2006
No. of securities held prior to change	12,990
Class	Ordinary Shares
Number acquired	418
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.4158
No. of securities held after change	13,408
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 09:20:24

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Cosgrove
Date of last notice	5 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct (personal superannuation fund)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 October 2006
No. of securities held prior to change	2,057
Class	Ordinary
Number acquired	67
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.4158
No. of securities held after change	2,124
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 09:23:35

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garry Arthur Hounsell
Date of last notice	5 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest (personal superannuation fund)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 October 2006
No. of securities held prior to change	32,756
Class	Ordinary Shares
Number acquired	1,055
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.4158
No. of securities held after change	33,811

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 09:25:37

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Douglas Packer
Date of last notice	5 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	4 October 2006
No. of securities held prior to change	51,444
Class	Ordinary
Number acquired	1,657
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.4158
No. of securities held after change	53,101
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 09:29:05

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Alexander Strong
Date of last notice	1 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Strong Aviation Services and Investments (SASI) Pty Ltd (Indirect interest in personal investment company)
Date of change	4 October 2006
No. of securities held prior to change	Direct – 25,948 Indirect – 1,332
Class	Ordinary
Number acquired	Direct – 835 Indirect – 43
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.4158
No. of securities held after change	Direct – 26,783 Indirect – 1,375

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 13:50:33

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
AUGUST 2006

Summary of Traffic and Capacity Statistics

Month of August 2006

August Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 10.5 per cent over the previous year. RPKs increased by 5.9 per cent, while ASKs were up 4.2 per cent, resulting in a revenue seat factor of 76.5 per cent, which was 1.3 percentage points higher than the previous year.

Financial Year to Date August 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to August 2006 increased by 0.8 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 8.4 per cent over the same period.

Group passenger numbers for the financial year to August 2006 increased by 9.2 per cent from the previous year. RPKs increased by 6.8 per cent, while ASKs increased by 4.6 per cent, resulting in a revenue seat factor of 78.8 per cent, 1.7 percentage points higher than the previous year.

Recent Developments

The 2006 Annual General Meeting of Qantas Airways Limited will be held at 2.00pm on Thursday, 19 October 2006 in the City Recital Hall, Angel Place, Sydney. Shareholders who are unable to attend will be able to listen to a live webcast of the Annual General Meeting through the Qantas website.

On 22 September 2006, Qantas announced for the second consecutive year, it has been recognised as having the Best Overall Inflight Entertainment by the World Airline Entertainment Association (WAEA). Qantas also received two other honours at the awards, winning Best Inflight Entertainment Guide and Best Entertainment for inseat systems. The awards honour excellence in inflight entertainment and are chosen by an independent 23 member international judging panel that evaluates inflight audio, video, print and interactive media from 42 leading passenger airlines worldwide.

On 7 September 2006, Qantas said it was disappointed at the Productivity Commission's draft report on airport pricing and would make a further submission. Qantas said it was amazed that the Commission would continue to support the unfettered monopoly power of Australia's airports and that it was particularly concerning that the Commission completely rejected its request for binding arbitration where airlines and airports are in dispute over pricing and non-price terms and conditions.

On 24 August 2006, Qantas announced it signed a codeshare agreement with Air China effective as at 15 September 2006. Qantas said the arrangement would see Air China codeshare on three weekly return services between Sydney and Beijing. Qantas also said China is an extremely important market to the Group and that it expected to offer daily services between Australia and Beijing in the lead up to the 2008 Olympic Games.

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

AUGUST 2006

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,351	1,336	1.1%	2,737	2,689	1.8%
Revenue Passenger Kilometres (m)	1,933	1,912	1.1%	3,973	3,875	2.5%
Available Seat Kilometres (m)	2,494	2,442	2.1%	5,003	4,872	2.7%
Revenue Seat Factor (%)	77.5	78.3	(0.8) pts	79.4	79.5	(0.1) pts
QantasLink						
Passengers carried ('000)	323	269	20.0%	640	534	19.8%
Revenue Passenger Kilometres (m)	215	167	29.0%	432	332	30.2%
Available Seat Kilometres (m)	295	239	23.0%	585	468	25.2%
Revenue Seat Factor (%)	73.1	69.7	3.4 pts	73.9	71.0	2.9 pts
Jetstar						
Passengers carried ('000)	599	405	47.9%	1,247	848	47.0%
Revenue Passenger Kilometres (m)	747	436	71.3%	1,562	901	73.5%
Available Seat Kilometres (m)	944	583	61.8%	1,932	1,198	61.3%
Revenue Seat Factor (%)	79.1	74.7	4.4 pts	80.8	75.2	5.6 pts
Qantas International *						
Passengers carried ('000)	703	776	(9.4)%	1,482	1,615	(8.2)%
Revenue Passenger Kilometres (m)	4,926	4,869	1.2%	10,331	10,149	1.8%
Available Seat Kilometres (m)	6,491	6,551	(0.9)%	13,162	13,240	(0.6)%
Revenue Seat Factor (%)	75.9	74.3	1.6 pts	78.5	76.7	1.8 pts
Total Group Operations						
Passengers carried ('000)	2,976	2,786	6.8%	6,106	5,686	7.4%
Revenue Passenger Kilometres (m)	7,821	7,384	5.9%	16,298	15,257	6.8%
Available Seat Kilometres (m)	10,224	9,815	4.2%	20,683	19,778	4.6%
Revenue Seat Factor (%)	76.5	75.2	1.3 pts	78.8	77.1	1.7 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/10/2006

TIME: 16:08:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amended Traffic & Capacity Statistics - August 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

AMENDED PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS AUGUST 2006

The commentary accompanying the earlier release of the Preliminary Monthly Traffic and Capacity Statistics for August 2006 included two incorrect passenger numbers due to an administrative error. The numbers in the table were correct. The amended commentary follows.

Summary of Traffic and Capacity Statistics

Month of August 2006

August Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 6.8 per cent over the previous year. RPKs increased by 5.9 per cent, while ASKs were up 4.2 per cent, resulting in a revenue seat factor of 76.5 per cent, which was 1.3 percentage points higher than the previous year.

Financial Year to Date August 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to August 2006 increased by 0.8 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 8.4 per cent over the same period.

Group passenger numbers for the financial year to August 2006 increased by 7.4 per cent from the previous year. RPKs increased by 6.8 per cent, while ASKs increased by 4.6 per cent, resulting in a revenue seat factor of 78.8 per cent, 1.7 percentage points higher than the previous year.

Recent Developments

The 2006 Annual General Meeting of Qantas Airways Limited will be held at 2.00pm on Thursday, 19 October 2006 in the City Recital Hall, Angel Place, Sydney. Shareholders who are unable to attend will be able to listen to a live webcast of the Annual General Meeting through the Qantas website.

On 22 September 2006, Qantas announced for the second consecutive year, it has been recognised as having the Best Overall Inflight Entertainment by the World Airline Entertainment Association (WAEA). Qantas also received two other honours at the awards, winning Best Inflight Entertainment Guide and Best Entertainment for inseat systems. The awards honour excellence in inflight entertainment and are chosen by an independent 23 member international judging panel that evaluates inflight audio, video, print and interactive media from 42 leading passenger airlines worldwide.

On 7 September 2006, Qantas said it was disappointed at the Productivity Commission's draft report on airport pricing and would make a further submission. Qantas said it was amazed that the Commission would continue to support the unfettered monopoly power of Australia's airports and that it was particularly concerning that the Commission completely rejected its request for binding arbitration where airlines and airports are in dispute over pricing and non-price terms and conditions.

On 24 August 2006, Qantas announced it signed a codeshare agreement with Air China effective as at 15 September 2006. Qantas said the arrangement would see Air China codeshare on three weekly return services between Sydney and Beijing. Qantas also said China is an extremely important market to the Group and that it expected to offer daily services between Australia and Beijing in the lead up to the 2008 Olympic Games.

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

AUGUST 2006

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,351	1,336	1.1%	2,737	2,689	1.8%
Revenue Passenger Kilometres (m)	1,933	1,912	1.1%	3,973	3,875	2.5%
Available Seat Kilometres (m)	2,494	2,442	2.1%	5,003	4,872	2.7%
Revenue Seat Factor (%)	77.5	78.3	(0.8) pts	79.4	79.5	(0.1) pts
QantasLink						
Passengers carried ('000)	323	269	20.0%	640	534	19.8%
Revenue Passenger Kilometres (m)	215	167	29.0%	432	332	30.2%
Available Seat Kilometres (m)	295	239	23.0%	585	468	25.2%
Revenue Seat Factor (%)	73.1	69.7	3.4 pts	73.9	71.0	2.9 pts
Jetstar						
Passengers carried ('000)	599	405	47.9%	1,247	848	47.0%
Revenue Passenger Kilometres (m)	747	436	71.3%	1,562	901	73.5%
Available Seat Kilometres (m)	944	583	61.8%	1,932	1,198	61.3%
Revenue Seat Factor (%)	79.1	74.7	4.4 pts	80.8	75.2	5.6 pts
Qantas International *						
Passengers carried ('000)	703	776	(9.4)%	1,482	1,615	(8.2)%
Revenue Passenger Kilometres (m)	4,926	4,869	1.2%	10,331	10,149	1.8%
Available Seat Kilometres (m)	6,491	6,551	(0.9)%	13,162	13,240	(0.6)%
Revenue Seat Factor (%)	75.9	74.3	1.6 pts	78.5	76.7	1.8 pts
Total Group Operations						
Passengers carried ('000)	2,976	2,786	6.8%	6,106	5,686	7.4%
Revenue Passenger Kilometres (m)	7,821	7,384	5.9%	16,298	15,257	6.8%
Available Seat Kilometres (m)	10,224	9,815	4.2%	20,683	19,778	4.6%
Revenue Seat Factor (%)	76.5	75.2	1.3 pts	78.8	77.1	1.7 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

10/19/06 13:48 FAX200 -> 61 2 96913339 Page 1 of 1

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH. D.C. 160 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2006

TIME: 13:47:34

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To Reduce Fuel Surcharges

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS TO REDUCE FUEL SURCHARGES

SYDNEY, 19 October 2006: Qantas said today it would reduce its international fuel surcharges for tickets issued on or after Tuesday, 24 October 2006.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the new one-way fuel surcharges would be:

From Australia	New surcharge	Previously
UK and Europe	$170	$185
Mainland USA, Canada, South America, South Africa and India	$133	$145
Asia, Pacific, Honolulu	$105	$115
New Zealand	$60	$65

"When Qantas was forced to address the issue of high fuel costs in May 2004, we chose to add a surcharge rather than increase the cost of fares so that we could reduce or remove the additional charge if fuel prices dropped," Mr Dixon said.

"This is the first time since then that we have seen a decrease in the price of fuel over a sustained period, and we will monitor the situation closely over the coming weeks.

"If prices continue to fall, we will extend the reductions to our domestic surcharges, which were not included in the most recent increase in August 2006, and look at further reductions to our international surcharges," he said.

Mr Dixon said that despite the recent drop in the price of oil, fuel costs remained a major issue for airlines.

"Qantas still faces a significant shortfall compared to last year in terms of recovering fuel cost increases, even after hedging and surcharges."

Issued by Qantas Corporate Communication (Q3494)
Media Enquiries: Belinda de Rome: Tel 02 9691 3762

Qantas Airways Limited *ABN 16 009 661 901*
Further information and media releases can be found at the Qantas internet website: www.qantas.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2006

TIME: 13:47:44

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas to Outsource IT Support Services

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

QANTAS TO OUTSOURCE IT SUPPORT SERVICES

SYDNEY, 19 October 2006: Qantas today announced that, subject to the finalisation of contractual agreements, it would move its IT applications support and maintenance to global service providers Satyam Computer Services Limited and Tata Consulting Services.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the move, which followed a 12-month review, would commence from November 2006.

"There is an increasing concentration of suppliers with the skills we need for the ongoing support of these applications, and these suppliers are achieving a scale and efficiency that airlines like Qantas simply cannot match," Mr Dixon said.

He said it would require an investment of $100 million for Qantas to develop its inhouse capability in this area to industry best practice standard – an investment it could not support given the extensive capital expenditure program already underway.

"The applications support and maintenance work relates to over 300 applications that use a wide range of computer languages and technologies. Much of this work involves aging systems."

Mr Dixon said the transition to Satyam and Tata, which would take place over 15 months, would mean the loss of up to 340 Qantas IT positions.

"Satyam and Tata have established operations in Australia, with a third of the positions undertaking Qantas' work to remain onshore."

Mr Dixon said Qantas had provided regular briefings to its staff throughout the review process.

"We will continue to keep staff fully informed throughout the transition process, and will provide support to them through this change."

He said Qantas had a comprehensive security policy in place, including stringent data security controls, which extended to all of its suppliers and would include Satyam and Tata.

"Qantas, like almost every airline in the world, already has outsource arrangements for data.

"We have had a customer data offshore facility in Germany for four years with no breaches of privacy. Similarly, we outsourced our data centre operations to IBM two years ago with no issues."

Qantas has 37,000 employees, 93 per cent of whom are based in Australia.

Issued by Qantas Corporate Communication (Q3495)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Qantas Airways Limited *ABN 16 009 661 901*
Further information and media releases can be found at the Qantas internet website: *www.qantas.com.au*

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2006

TIME: 13:52:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders of the 2006 AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED

2006 ANNUAL GENERAL MEETING – 19 OCTOBER

CHAIRMAN'S ADDRESS

Introduction

On behalf of the Qantas Board, a very warm welcome to our 86th Annual General Meeting.

I am pleased to report to you that your Qantas has made excellent progress over the past year.

- We achieved strong cash flows and revenues.
- We made further cost and efficiency improvements.
- We again received international recognition for our customer service.
- We increased dividends to shareholders and
- The fundamentals of the business remain in very good shape.

We have delivered this strong performance, despite the severe impact of higher fuel prices, because Qantas has had the courage to evolve, adapt and improve for changing times.

And we will continue to work for the benefit of our shareholders, our customers, our staff and the communities in which we live.

Before I go into any further detail, I would like to introduce the Board of Directors.

- Managing Director and Chief Executive Officer Geoff Dixon;
- Finance Director and Chief Financial Officer Peter Gregg.
- And to my left is our Acting Company Secretary Cassandra Hamlin.

Our Independent Non Executive Directors are:

- Paul Anderson, Chairman of Duke Energy and a Director of BHP Billiton;

- Mike Codd, Chancellor of the University of Wollongong and Director of the Wealth Management Companies of the National Australia Bank;
- Peter Cosgrove, Chairman of the South Australian Defence Industry Advisory Board and consultant to Deloitte;
- Patricia Cross, Director of Wesfarmers and the National Australia Bank;
- Garry Hounsell, Director of Orica and Nufarm, Chairman of emitch, and an executive of Investec Bank;
- James Packer, Executive Chairman of Publishing and Broadcasting Limited;
- John Schubert, Chairman of the Commonwealth Bank and the Great Barrier Reef Research Foundation and a Director of BHP Billiton;

And James Strong, our newest non-Executive Director, who was Managing Director and Chief Executive of Qantas between 1993 and 2001. James is also Chairman of Woolworths and Insurance Australia Group. He brings to Qantas his deep knowledge of aviation as well as business and Board experience across various sectors. We are delighted to welcome James back.

During the year we farewelled Jim Kennedy. On behalf of the Board I would like to publicly thank and acknowledge Jim for his great contribution to Qantas over a decade.

2005/06 Performance

Qantas' performance in the financial year ended 30 June 2006 was strong.

We reported a profit before tax of $671 million.

It included $182 million of restructuring costs. It also included $104 million of compensation related to the delay of the A380 aircraft.

Net profit after tax was $480 million.

The result was achieved in a very difficult operating environment, with jet fuel prices rising by nearly $1 billion, although we were able to offset $282 million of this increase by hedging.

Highlights of the year included:

- A strong revenue performance, with net passenger revenue growing by nearly 10 percent;
- Another half a billion dollars of savings achieved through our Sustainable Future Program; and
- Very good cashflows, so that cash held at the end of the year increased by nearly $1 billion to $2.9 billion and gearing improved.

The company's strong cash position has allowed us to reward shareholders with a 10 percent increase in the full year dividend to 22 cents a share.

Fuel

Looking ahead, fuel remains our biggest challenge.

Qantas introduced the first fuel surcharge in May 2004. Even with surcharges, we have substantially under-recovered the increase in our fuel costs. It is important to recognise the way surcharges work. We do not apply surcharges immediately when fuel prices rise. We have applied them after fuel prices had been high for some time. Generally, that means we have pre-sold around $1 billion of revenue at the lower prices.

In the same way, we need to see a sustained reduction in fuel prices before we can remove surcharges. We announced today that, given the recent decrease in fuel prices, we will reduce our international surcharges for tickets issued on or after 24 October. Fuel prices remain volatile, so we will monitor the situation closely over coming weeks and review our surcharges as appropriate.

Qantas will also continue to manage our fuel price risk through hedging. We have protected 90 percent of our expected crude oil requirements for the current financial year at a worst case price of US$70 a barrel. And we will also employ other measures to save costs and increase revenue to offset the increase in fuel costs compared with last year.

Security

Security continues to be a major priority for the industry and a huge cost burden.

Qantas has spent well over a billion dollars on security since the attack on America five years ago. Today we employ, directly and indirectly, the equivalent of a sizeable police force.

The cost of security burden will grow because of specific measures for airports and airlines mandated by the Australian and other governments. Airports pass on the cost to us in full, but we cannot pass on the full costs to our customers. Nor can we afford to keep carrying the national burden of security.

The challenge for Government and industry is going to be to achieve effective security while minimising the "hassle factor" for passengers. Qantas is working very closely with the relevant authorities to achieve this.

Aviation remains an identified target for terrorists and the security environment within the industry will continue for the foreseeable future.

International developments

The future will also be shaped by changes in the international aviation environment that are profound, rapid and strategically important.

They include:

- Asia's rapid growth. China is expected to become the world's second largest aviation market over the coming decade and also Australia's biggest source of visitors after New Zealand.
- Low cost carriers. These are making air travel affordable for many more people, but also changing the economics of markets.
- Airline consolidation. In some of the world's largest markets, major airlines in Europe like Air France and KLM; Lufthansa and Swiss; and closer to home Cathay Pacific, Air China and Dragonair are coming together to achieve the benefits of scope and scale. This is giving them greater sustainability and competitiveness. As you know, Qantas was barred from forming a strategic alliance with Air New Zealand three years ago, although we are seeking approval now for a more limited cooperative arrangement with Air New Zealand.
- Restructuring. The world's largest aviation market, the US, is undergoing major reform. Four of the big five carriers have been or are still in Chapter 11. As protected "failing firms", these airlines have been able to restructure their businesses, renegotiate union and wage agreements and not pay pension liabilities. This process has enabled the US industry to remove the equivalent of an entire airline through capacity cuts.

These developments present both opportunities and risks for Qantas. We must continue to transform our business if we are to compete effectively and participate in the strongest growth markets.

Today I want to outline our strategies to achieve this.

Segmentation

A major area of focus for Qantas this year will be taking our segmentation program to the next level.

Over the past three years, we have separated our businesses into units with their own revenue, cost, profit and return targets. This has given us a new perspective on each unit's real contribution to the Group.

This year, we will focus on transitioning units that were cost centres – including service businesses such as engineering, catering and ground handling – to profit centres. Each business will need to cover its cost of capital. We will invest where we can generate the highest relative returns.

Every part of the business will be part of this process.

- Our flying brands, Qantas and Jetstar will compete for growth routes and new aircraft based on the returns they can generate.
- Our service businesses will compete for investment based on the returns they can generate using market-based pricing.

Two Brand Strategy

As Qantas moves forward, we continue to deliver the high standard of product and services that our customers rightly expect of us. Our two brand strategy - Qantas and Jetstar – is giving us the flexibility to serve and support our different customer groups more effectively.

Domestic

In the domestic market, we have consistently maintained a market share above 65 percent. Qantas and QantasLink have strengthened their position on premium and regional routes. And Jetstar now has an all-A320 fleet. Jetstar and QantasLink are growing into new capacity. And Qantas has added capacity to key markets such as the East-West Coast routes, where we now fly Boeing 747s to Perth.

International

And this year we will take our two brand strategy to international markets.

Qantas will focus on defending its position on key markets where there is demand for the premium product such as the US, UK, Tokyo, Hong Kong and South Africa. Qantas is also developing its presence in growth markets such as Shanghai, Beijing and Mumbai. We plan to further increase Qantas flights to China in the lead-up to the Beijing Olympics in 2008.

Next month, Jetstar will become the world's first long haul international value-based carrier. This is a huge step and very exciting. With a cost structure at least 40 percent below that of Qantas, Jetstar will focus on point-to-point flying. Subject to final regulatory approvals, its inaugural Melbourne-Bangkok service will commence on the 23rd of November, followed the day after by Sydney-Phuket. It will then add services to Ho Chi Minh City, Bali, Honolulu and Osaka. Forward bookings are meeting expectations with strong support for markets like Bali and Vietnam. This strategy is about taking advantage of some of the fastest growing markets in our region. It is also about meeting the needs of our busy customers, who want to fly direct. And it is an effective way for us to counter the traditional advantages of hub-based carriers.

Jetstar International will offer three simple fare classes and very competitive prices as well as a quality product. The initial response has been very strong, with all markets selling well.

Jetstar's international operations will transition from its start-up fleet of A330-200s to the Boeing 787 aircraft from 2008. Once Jetstar is established in the Asia-Pacific, we will look at extending it to Europe and the US.

We believe Jetstar represents a wonderful growth opportunity. It also creates some healthy competitive tension within the Group. As I said, we will invest in the airline that is able to generate the best returns. This will give us improved flexibility to respond to changes in our markets.

We now market Jetstar as one brand, with a single web site which promotes Jetstar's domestic and international operations, plus our Singapore-based

joint venture. And we are looking at more joint venture opportunities in Asia to establish additional hubs.

Product and Service

While cost control is a major focus, we are passionate about the quality of our product and service for our customers.

Qantas was rated Number Two airline in the world for the second consecutive year in the world's benchmark passenger survey, Skytrax. Let me add that this is a very prestigious award. More than 13.6 million passengers from 93 nationalities are surveyed, so the Qantas performance is something to be very proud of. Also for the second year running, we won the Best Overall Inflight Entertainment award in the World Airline Entertainment Association's Avion Awards, plus honours for Best Inflight Entertainment Guide and Best Entertainment for Inseat Systems.

And our new airline, Jetstar, is also a top performer. Jetstar was named the Low Cost Airline of the Year in December 2005 by the Centre for Asia-Pacific Aviation.

Apart from the ongoing international recognition of our great service standards, our Frequent Flyer membership base has continued to grow strongly. It increased by 7.6 percent last year to 4.6 million – nearly a quarter of the Australian population!

We will open new International First and Business Qantas Club lounges in Sydney and Melbourne in the first half of 2007.

Fleet

We have a mixed story in terms of fleet.

On the one hand, breakthrough airline technologies are coming on stream that will provide a fantastic platform for Qantas into this century. We will receive the Boeing 787 from 2008. It will be lighter, more fuel efficient and

ideal for the point-to-point flights that our customers are looking for in growing markets. We have acquired our 115 firm orders, options and purchase rights at a very good price. We are confident that our early commitment to this aircraft will provide a significant competitive advantage.

But you would also have seen the extensive press coverage of the delays to A380 deliveries. We still believe the A380 is the ideal aircraft for high volume two sector routes and dense point to point markets. There is no evidence of any technical problems with the plane, the problems lie in production processes.

We will now receive our first aircraft in August 2008, nearly two years late. These delays are frustrating, however we are working on a number of solutions, including deferring retirement of some aircraft to meet our requirements.

But it is not uncommon to have these kinds of delays in the introduction of new aircraft. In fact, some of you will recall that the first delivery of the 747s was two years late. And I have no doubt that these major investments will continue the Qantas tradition of aviation leadership and help us to grow and prosper.

Sustainable Future

Now let me turn to the other side of the equation, because success in this era is as much about cost constraint as investment.

We have extended our Sustainable Future Program. We aim to deliver *another $1.5 billion of benefits over the next two years.* Already we have identified initiatives to deliver up to $1.2 billion of that target.

The Sustainable Future Program is not about short-term cost cutting. It is about changing old business models and processes to create efficiencies through higher productivity and removal of waste and variability.

The goal is to provide a high quality product for our customers while reducing the cost of production to world leading levels of efficiency.

The principal areas of focus are:

- Streamlining distribution and simplifying fares
- Greater use of on-line channels, as well as automation and self-service kiosks in airports
- Establishing the right business models for our various markets; and
- Improving productivity, flexibility and efficiency in all that we do

This efficiency drive is being led by the corporate centre. We have targeted a reduction of 1,000 full-time equivalent positions in management and business support roles. This will result in an annual saving of $100 million for the financial year ending June 2008.

Freight

Another core strategy for the Group is extracting more value from our freight operations.

Our freight businesses include international and domestic freight line haul operations, air freight terminals, logistics centres and our joint ventures with Australia Post in Star Track Express and Australian Air Express.

Together, these businesses contributed approximately $100 million of Profit Before Tax for the past financial year.

We are looking at the benefits of consolidating these businesses as a separate unit. This will give greater clarity as to their performance, help us improve the customer proposition and enable us to take better advantage of growth opportunities.

Qantas People

Let me turn now to Qantas people, who are critical to the airline's success. I would once again like to thank and acknowledge the wonderful work of Qantas staff. They are a talented and committed group. I often receive feedback from passengers who are grateful for the dedication and professionalism of Qantas employees around Australia and the globe. And as I travel around the network I see this commitment in action, and get fantastic feedback from staff about how good they feel about Qantas.

This year the Board was pleased to approve a cash bonus of $500 to each of our employees. The Board believes it was appropriate to recognise the hard work and commitment of our staff, and their contribution to a strong result during a difficult period.

Our high profile in the community means occasional disagreements over industrial issues tend to attract attention. The reality is that Qantas has a generally harmonious working environment and most staff are proud to work here.

Qantas is committed to being a responsible employer, providing well paid jobs with good conditions in a safe working environment.

- We invest in developing our people, spending more than $280 million a year on training and related costs;
- Injury rates have been reduced by 75 percent since 2001;
- On average, Qantas staff earn 50 percent more than average Australian employees, and enjoy very generous conditions.

And Qantas staff are committed to the company in return. Attrition is less than 1 percent for long haul flight attendants, 1.2 percent for short haul flight attendants and 1.4 percent for long haul pilots. That compares with a median of 9.4 percent for Australian companies!

The Community

Finally I want to mention the Qantas role in the community, because this is so important to us. For 86 years now Qantas has been there for Australia – helping travellers in emergencies, donating to local and international charities, and sponsoring sport and the arts. Our **Sharing the Spirit** program is all about bringing people together and strengthening communities – whether it's a charity flight, a sporting clinic for outback kids, or programs in regional Australia for fashion and design students. Our Annual Report gives more information on all the ways that Qantas makes a difference. And we will continue to do so.

The Board is very grateful to our Chief Executive, Geoff Dixon, and his hard working executive team. We are delighted that Geoff, and Chief Financial Officer Peter Gregg, agreed in August to extend their employment contracts with Qantas.

- Under Geoff's leadership, Qantas has been one of the best performing airlines in the world.
- Peter's contribution as CFO since September 2000 has been immense. Indeed, CFO Magazine declared Peter CFO of the Year for 2006.
- Geoff and Peter will ensure continuity of leadership as we undertake the next phase of our transformation.

Now, I would like to introduce our CEO Geoff Dixon and invite him to address you.

[CEO's Address]

Thank you Geoff.

Outlook

Now to our outlook. In August we said that after allowing for significantly higher fuel and restructuring costs, the group expected to deliver a result for 2007 in line with the prior year.

Given recent improvements in our trading conditions, we now expect the current year's results to exceed last year's.

Conclusion

To conclude, Qantas is better placed than it has ever been to respond to the changes in our industry and build a strong platform for profitable growth. Given the magnitude of our business transformation program, this will not be without challenges.

However, we have an excellent portfolio of businesses, strong financial fundamentals, the right strategies, excellent leadership and a team of people with the ability and dedication to deliver results.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2006

TIME: 13:57:53

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO's Address to Shareholders of the 2006 AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED

2006 ANNUAL GENERAL MEETING – 19 OCTOBER

CHIEF EXECUTIVE OFFICER'S ADDRESS

First, let me say that all company shareholders rightly expect the firms they invest in to be well managed and to create profits.

Those of us who are part of the Qantas community have an additional investment. An emotional one. We care that Qantas is a proud Australian company contributing to national life and promoting Australia around the world.

That is why I want to talk to you today about concerns over our decision to outsource some Qantas jobs overseas, including up to 340 information technology jobs. These concerns are being debated because a number of other companies, notably banks, are believed to have made similar decisions.

I do not intend to dismiss the concerns being expressed. But I do want to address the legitimate interests of Qantas shareholders and all Australians who care about Australian jobs and our national future. And in doing so, I need to discuss some of the complex issues that are sometimes overlooked in the debate.

Although it is now more than 20 years since Australia took the first decisive steps to create an open economy by floating the dollar and commencing the process of dismantling tariff barriers, globalisation still provokes passion and fear. Then, as now, many Australians feared globalisation would increase unemployment, undermine economic growth and eventually lead to third world living standards. Many people simply could not conceive of a prosperous future in which Australians would not manufacture clothing, footwear, whitegoods or TV sets.

There were difficult adjustments to make and these decisions were tough on many individual companies and families. But looking back over the last 20 years there can be no doubt that Australia is wealthier, better educated, and more productive.

Opening the economy ushered in a period of unprecedented economic growth and opportunity.

Far from there being a problem with unemployment, we are now having a national debate on whether skilled workers should be brought into our country because of skills and labour shortages in many industries. Equally, many thousands of Australians – from backpackers to CEOs – are taking advantage of the opening up of other economies to live and work overseas.

Australia's integration with the world is still evolving. Our resources boom is a direct result of the globalisation benefits spurring economic growth and energy demand in places like India and China. Australian companies are prospering, growing and creating jobs.

Aviation is such a driver of globalisation that you might imagine that it would be at the forefront of this phenomenon. But in fact it is a strange hybrid. The bilateral regulatory framework in aviation limits cross-border flows of capital and hinders global integration. Airlines cannot base aircraft in overseas markets; generally services must originate or terminate in their home markets. Airlines can only participate indirectly in foreign markets through limited investment in locally based carriers; the Qantas investment in Singapore-based Jetstar Asia is one such example.

In short, real Globalisation of the industry is lagging.

Some airlines like Qantas are privatised and vigorously competitive, and we would like to be part of the growing trend to build global scale through partnerships and equity investments for sustained competitive advantage. But many other airlines still remain heavily subsidised, protected or – in a few significant cases - greatly advantaged by the bilateral system which favours airlines based at geographic hub points.

These factors and distortions were obviously recognised by the Australian Government in its recent review of aviation policy, including the decision to deny

Singapore Airlines access to the Australia-United States route. Australia's aviation markets are more liberalised than most others in the world..... However, unwinding the complex web of global market restrictions, while achieving balanced opportunities, is no easy task. Qantas, for example, is unable to access valuable routes such as the United States-United Kingdom, China-United Kingdom and many others.

While aviation has not yet fully globalised, some of the industries that provide key inputs to aviation have done so. In fields like I.T., engineering and catering this has resulted in a concentration of suppliers with superior scale and efficiency. Airlines that want to remain sustainable are under increasing pressure to restructure their operations or source these inputs from these suppliers.

Put simply, we have to keep scrutinising the efficiency of every segment of our operations, because the competitiveness of each and every part of our business is critical to our overall success.

Qantas has taken the position of being outward-looking and engaged globaly.

We have more than 37,000 staff, a 17 percent increase on levels six years ago. We are carrying 66 percent more passengers, and have 47 percent more aircraft.

Today, Australia has a domestic aviation market that is one of the most efficient in the world. Customers have a broad choice of product, excellent value for money and our airlines are profitable.

Qantas also has a growing international presence. We have increased services to core markets such as the US, UK, Japan, New Zealand, Hong Kong and South Africa. And we have commenced new services to China and India as well as San Francisco and Vancouver.

Most notably, of course, under the Jetstar brand we have established a domestic value-based airline, an intra-Asian joint venture and next month we will launch long haul international value-based services.

We have spent over $11 billion on new aircraft since 2000. Our objective is to grow both the Qantas and Jetstar brands and to this end we are committed to ongoing investment in our fleet of around $2 billion a year.

This growth strategy is underpinned by a commitment to cost containment. We operate in a tough and changing environment. And, as the Chairman has noted, the high cost of fuel has only magnified the challenges, with our total fuel bill last year at $2.8 billion, up 45% in just 12 months.

We had no choice but to respond to this problem.

In 2003 we established the Sustainable Future Program with a target of $1.5 billion in cost savings. Last year we doubled the target to $3 billion. A few months ago we achieved the first target and we are searching diligently for that other billion and a half.

But whatever impressions you may have gathered from some unions and some media, we have not achieved the savings by slashing jobs and exploiting workers in third world countries.

The big savings are in the growth of the online sales channel, process efficiencies in engineering, improved ground handling productivity and international fare simplification. These are not one-off savings. They are permanent changes that provide lower costs every year, and which so far have been achieved with virtually no industrial strife and no drop in service to customers.

We are not in a race to be the lowest cost in everything we do. If we were, we would have no jobs here, because we can never undercut some of our foreign competitors given our geographic position, taxation system and standard of living. Rather, we will succeed by ensuring our cost structure is appropriate for the markets in which we compete and the product we offer, whether that is premium, or value-based.

However, some of the markets in which we operate are so commoditised – or so dominated by larger global players - that we need to make major structural changes so that the Qantas Group can be competitive. In some cases, yes, that means outsourcing jobs, just as we outsource the manufacture of our aircraft. We will not be doing this in order to lose Australian jobs, we will be doing it so that the company overall can preserve and expand them. The more efficient we become, the more jobs will be created for Australians.

The bottom line is this. With all this growth, investment and activity, and with all the cost reduction, today ninety-three percent of Qantas staff are still Australian. We also invest heavily in developing our Australian skills base. As Margaret noted earlier, we spend more than $280 million a year on training and related costs and we are also one of Australia's largest employers of apprentices, with some 450 across the Group.

We will always be principally staffed by Australians. We will always go to great lengths to preserve Australian jobs where possible. Earlier this year, we decided that instead of sending the work overseas, we would undertake an onshore restructure of our wide body heavy maintenance operations, investing extensive time and resources to bridge the gap with new international standards of efficiency. Provide we achieve these standards, we have every chance of maintaining, and possibly increasing, the highly skilled work that we undertake in this country.

The fact that most of our staff are Australian is extraordinary when you consider that the majority of our assets are invested in flying to 80 international destinations in 40 countries, and we compete with 41 foreign airlines.

We acknowledge the genuine concerns of people affected by our restructuring. It is a reality that the labour force will be affected by globalisation. The rapidly growing markets to our north and west have billions of people and the skills, scale and technology capability to perform the same work that Australians do at a much lower cost. However, as has happened in the past, developed and open

economies like Australia, and its exporters like Qantas, will adjust, redirect investment and continue to create jobs in markets where we can be competitive and grow.

At Qantas, we are endeavouring to make the changes that we need to make with as much sensitivity as we can.

But we have no choice but to keep adapting to new realities and stay at the forefront of change.

If there is any risk that we face, it is the risk of retreating, of turning back the clock. Success for Australia, and Qantas, is all about engaging with the world, being part of it, taking advantage of the opportunities provided by globalisation. We sometimes hear people suggest that the very limited outsourcing Qantas undertakes is unAustralian. On the contrary, what could be more Australian than creating thousands of new jobs, by building a sustainable future for one of Australia's oldest and proudest companies?

Having a strong Australian aviation industry is also critical to the prosperity of the Australian tourism industry and the many more jobs that depend on it.

For Qantas to continue our record of success and expansion, we must look outwards and be a leader, not a follower. That is the basis of our planning for the future.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2006

TIME: 18:53:42

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of 2006 AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

QANTAS

19 October 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Results of Resolutions and Proxy Information - 2006 Annual General Meeting

As required by Listing Rule 3.13.2, we advise that the following Resolutions were passed by shareholders at the 2006 Annual General Meeting held in Sydney today:

3. Election of Directors

3.1 Peter Gregg – Ordinary Resolution

"That, Peter Gregg, an Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as an Executive Director of Qantas Airways Limited."

3.2 Patricia Cross – Ordinary Resolution

"That, Patricia Cross, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.3 James Packer – Ordinary Resolution

"That, James Packer, a Non-Executive Director retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of Qantas Airways Limited."

3.4 James Strong, AO – Ordinary Resolution

"That, James Strong, a Non-Executive Director appointed by the Directors on 1 July 2006 pursuant to clause 6.5(a) of the Constitution and retiring in accordance with the Constitution, being eligible, is elected as a Non-Executive Director of Qantas Airways Limited."

4. Qantas Deferred Share Plan

"That the Qantas Deferred Share Plan (DSP) described in the explanatory letter accompanying the 2006 Notice of Meeting is approved for all purposes (including so as to qualify as an exception to Listing Rule 7.1 for the issue of shares to employees or Directors of Qantas and its subsidiaries in accordance with the terms of the DSP)."

5. Qantas Deferred Share Plan – Executive Director Participation

5.1 Participation in the Qantas Deferred Share Plan by Geoff Dixon

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan (DSP), Geoff Dixon, the Chief Executive Officer, is permitted to

QANTAS

participate in the DSP as is contemplated by the explanatory letter accompanying the 2006 Notice of Meeting."

5.2 Participation in the Qantas Deferred Share Plan by Peter Gregg

"That, pursuant to Listing Rule 10.14 and under the Terms & Conditions of the Qantas Deferred Share Plan (DSP), Peter Gregg, the Chief Financial Officer, is permitted to participate in the DSP as is contemplated by the explanatory letter accompanying the 2006 Notice of Meeting."

6. Remuneration Report – Advisory Resolution

"That, the Remuneration Report for the year ended 30 June 2006 (set out in the Directors' Report) is adopted."

The above Resolutions were decided on an electronic Poll. As required by section 251AA(1)(a) of the Corporations Act, the following Proxy Information is provided:

	TOTAL NUMBER OF PROXY VOTES				
	FOR	AGAINST	ABSTAIN	OPEN (BOARD)	OPEN (OTHER)
RE-ELECTION OF PETER GREGG	1,019,095,970	19,383,654	687,769	10,516,172	1,713,640
RE-ELECTION OF PATRICIA CROSS	1,030,306,400	7,905,426	829,615	10,586,334	1,721,721
RE-ELECTION OF JAMES PACKER	1,004,738,897	33,603,732	899,678	10,513,754	1,622,312
ELECTION OF JAMES STRONG, AO	1,024,444,103	14,058,033	667,692	10,512,789	1,711,968
QANTAS DEFERRED SHARE PLAN	1,024,717,209	12,061,263	2,170,117	10,799,913	1,653,031
PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY GEOFF DIXON	1,004,884,488	31,845,966	2,234,081	2,529,310	1,615,058
PARTICIPATION IN THE DEFERRED SHARE PLAN BY PETER GREGG	1,004,669,600	31,875,717	2,321,959	2,531,282	1,615,058
REMUNERATION REPORT	1,008,635,104	25,861,784	3,949,532	11,186,415	1,755,051

QANTAS

As required by section 251AA(1)(b) of the Corporations Act, the following information in relation to the electronic Poll is provided:

	TOTAL NUMBER OF VOTES CAST ON THE POLLS		
	FOR	AGAINST	ABSTAIN
RE-ELECTION OF PETER GREGG	1,242,973,123	20,213,978	738,759
RE-ELECTION OF PATRICIA CROSS	1,255,518,587	7,932,195	874,735
RE-ELECTION OF JAMES PACKER	1,222,032,089	41,374,762	941,561
ELECTION OF JAMES STRONG, AO	1,249,473,641	14,064,342	727,160
QANTAS DEFERRED SHARE PLAN	1,238,509,868	12,581,283	2,321,585
PARTICIPATION IN THE QANTAS DEFERRED SHARE PLAN BY GEOFF DIXON	1,219,536,108	32,298,003	2,282,221
PARTICIPATION IN THE DEFERRED SHARE PLAN BY PETER GREGG	1,219,347,770	32,338,473	2,374,557
REMUNERATION REPORT	1,232,567,782	26,327,171	4,123,600

Yours faithfully

Cassandra Hamlin

Cassandra Hamlin

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/10/2006

TIME: 14:59:43

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon.
Date of last notice	8 September 2006.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	N/A.
Date of change	N/A.
No. of securities held prior to change	N/A.
Class	N/A.
Number acquired	N/A.
Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A.
No. of securities held after change	N/A.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan 2006 Executive Director Performance Share & Performance Rights Plan.
Nature of interest	Rights granted pursuant to the Terms and Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one ordinary share for each Right.
Name of registered holder **(if issued securities)**	N/A.
Date of change	20 October 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	<u>**Qantas Deferred Share Plan**</u> 450,000 Rights which may vest from 30 June 2007. <u>**Qantas Long-Term Executive Incentive Plan**</u> 483,688 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	300,000 Rights under the Deferred Share Plan which may vest from 30 June 2009.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the grant of Rights at the 2006 Annual General Meeting.

Interest after change	**<u>Qantas Deferred Share Plan</u>** 450,000 Rights which may vest from 30 June 2007. 300,000 Rights which may vest from 30 June 2009. **<u>Qantas Long-Term Executive Incentive Plan</u>** 483,688 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/10/2006

TIME: 15:15:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg.
Date of last notice	8 September 2006.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Interest in Qantas Deferred Share Plan Trust. The Trustee is Pacific Custodians Pty Limited.
Date of change	20 October 2006.
No. of securities held prior to change	485,029 Direct Interest. 220,500 Indirect Interest.
Class	Ordinary Shares.
Number acquired	Indirect Interest in 400,000 Shares.
Number disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of 400,000 Shares at the 2006 Annual General Meeting.

No. of securities held after change	485,029 Direct Interest. 620,500 Indirect Interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of 400,000 Shares under the Qantas Deferred Share Plan Retention Award Plan. These Shares were satisfied by the re-allocation from that part of the capital of the Trust to which no Deferred Share Plan Participant was currently entitled.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Share Plan 2006 Executive Director Performance Share & Performance Rights Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one ordinary share for each Right.
Name of registered holder (if issued securities)	N/A.
Date of change	20 October 2006.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	**<u>Qantas Deferred Share Plan</u>** 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. **<u>Qantas Long-Term Executive Incentive Plan</u>** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	100,000 Rights under the Deferred Share Plan which may vest from 30 June 2009.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil – Shareholders approved the grant of 100,000 Rights at the 2006 Annual General Meeting.

Interest after change	**Qantas Deferred Share Plan** 90,000 Rights which may vest from 30 June 2007. 90,000 Rights which may vest from 30 June 2008. 100,000 Rights which may vest from 30 June 2009. **Qantas Long-Term Executive Incentive Plan** 78,100 vested Entitlements. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/10/2006

TIME: 08:27:26

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Orders Additional A380 Aircraft

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS ORDERS ADDITIONAL A380 AIRCRAFT

SYDNEY, 29 October 2006: Qantas Airways announced today that it had placed firm orders for eight more Airbus A380s, the world's largest passenger aircraft.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the order increased the airline's commitment to the A380 to 20 aircraft, to be delivered between August 2008 and 2015.

Mr Dixon said the A380 was clearly the most suitable aircraft for Qantas to deploy on dense longhaul routes from Australia to the United States, the United Kingdom, Continental Europe and possibly the Middle East.

"Our decision to increase our order has been made after an extensive review of the recent problems at Airbus and the delivery schedule delays of the A380.

"We are convinced that these problems relate to industrialisation issues at Airbus and will be remedied, and in no way relate to the technical capacity of the A380.

"The A380 has breakthrough technology and everything we have seen reinforces our view that it is the best available aircraft for Qantas.

"It will provide unprecedented comfort and space, as well as meeting our payload and range requirements."

Mr Dixon said Qantas had made an original order for 12 A380s with options for a further 12 aircraft in 2000.

"We have negotiated an attractive 'package' to firm up an additional eight A380s. The package also includes an additional four A330-200 aircraft which will help Qantas mitigate capacity concerns associated with the delay of the airline's first A380s.

"The four A330-200s will be delivered between December 2007 and December 2008."

Mr Dixon said the terms of the new contract provided, among other things, protection against any further delay in the A380 delivery schedule and slide rights in the event of changed circumstances.

He said the Qantas Board believed the new aircraft order gave the Qantas Group long term certainty of supply of the world's most up to date aircraft.

"In parallel with the A380 order, we have a contract with Boeing for the supply from 2008 of up to 115 B787 new generation aircraft, which also have the very latest technology for aircraft in the 300 seater range.

"The Boeing 787 and the Airbus A380 both have up to 20 per cent lower operating costs than existing aircraft and will form the nucleus of the fleets out to 2015 for Qantas and our low cost airline Jetstar."

Mr Dixon said Qantas would use a combination of outright purchase and operating leases in acquiring the aircraft.

"All the costs of the new orders of our new aircraft will be met by operating cash flows," he said.

Mr Dixon said Qantas had also decided to buy five more Boeing 737-800 aircraft for delivery from February 2008.

"The Boeing 737-800s will be used along with our existing 33 B737-800s in Australian domestic operations and will replace older B737-400s. The B737-400s will be sold, redeployed or converted to dedicated freighter aircraft."

The Qantas Airways Group has a fleet of 213 aircraft.

Issued by Qantas Corporate Communication (Q3498)
Media Enquiries: Telephone 0418 210 005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/11/2006

TIME: 15:03:07

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics-Sep 06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS SEPTEMBER 2006

Summary of Traffic and Capacity Statistics

Month of September 2006

September Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 5.5 per cent over the previous year. RPKs increased by 5.7 per cent, while ASKs were up 2.9 per cent, resulting in a revenue seat factor of 80.5 per cent, which was 2.2 percentage points higher than the previous year.

Financial Year to Date September 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to September 2006 increased by 1.5 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.9 per cent over the same period.

Group passenger numbers for the financial year to September 2006 increased by 6.7 per cent from the previous year. RPKs increased by 6.5 per cent, while ASKs increased by 4.0 per cent, resulting in a revenue seat factor of 79.3 per cent, 1.8 percentage points higher than the previous year.

Recent Developments

On 29 October 2006, Qantas announced it placed firm orders for eight more Airbus A380s, increasing its commitment to the A380 to 20 aircraft, to be delivered between August 2008 and 2015. Qantas said the A380 was clearly the most suitable aircraft to deploy on dense longhaul routes from Australia to the United States, the United Kingdom, Continental Europe and possibly the Middle East. Qantas has negotiated an attractive package to firm up the additional eight A380s. The package also includes an additional four A330-200 aircraft which will help mitigate capacity concerns associated with the delay of the first A380s. Qantas said it will also buy five more Boeing 737-800 aircraft for delivery from February 2008.

The 2006 Annual General Meeting of Qantas Airways Limited was held on Thursday, 19 October 2006 in Sydney. All Resolutions were passed by shareholders.

On 19 October 2006, Qantas announced it would reduce its international fuel surcharges effective 24 October 2006. Qantas said the revised one-way fuel surcharges for services from Australia would be to: UK and Europe $170; mainland USA, Canada, South America, South Africa and India $133; Asia, Pacific and Honolulu $105; and New Zealand $60. Qantas also said, that despite the recent drop in the price of oil, it still faces a significant shortfall compared to last year in terms of recovering fuel cost increases, even after hedging and surcharges.

On 19 October 2006, Qantas also announced that subject to the finalisation of contractual agreements, it would move its IT applications support and maintenance to global service providers Satyam Computer Services Limited and Tata Consulting Services. Qantas said there is an increasing concentration of suppliers with the skills needed for the ongoing support of the applications, and those suppliers are achieving a scale and efficiency that airlines cannot match. Qantas said it would require an investment of $100 million to develop its inhouse capability in this area to industry best practice standard - an investment it could not support given the extensive capital expenditure program already underway.

On 5 October 2006, Qantas introduced online check-in, allowing domestic passengers to check-in for flights over the internet at qantas.com. Qantas said it expected the convenience of online check-in to be particularly attractive to business customers. On-line check-in allows customers to check-in for same day return flights, choose their preferred seat and print their own boarding passes before heading to the airport. Qantas said that all passengers and their baggage would still need to pass through airport security screening before boarding, regardless of which check-in process was used.

QANTAS AIRWAYS LIMITED

ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

SEPTEMBER 2006

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,361	1,368	(0.5)%	4,098	4,057	1.0%
Revenue Passenger Kilometres (m)	1,985	1,995	(0.5)%	5,958	5,869	1.5%
Available Seat Kilometres (m)	2,480	2,456	1.0%	7,483	7,327	2.1%
Revenue Seat Factor (%)	80.1	81.2	(1.1) pts	79.6	80.1	(0.5) pts
QantasLink						
Passengers carried ('000)	327	273	19.8%	967	807	19.8%
Revenue Passenger Kilometres (m)	215	170	26.6%	648	502	29.0%
Available Seat Kilometres (m)	290	242	19.9%	875	710	23.3%
Revenue Seat Factor (%)	74.2	70.2	4.0 pts	74.0	70.7	3.3 pts
Jetstar						
Passengers carried ('000)	635	458	38.6%	1,881	1,307	43.9%
Revenue Passenger Kilometres (m)	774	484	59.9%	2,336	1,385	68.7%
Available Seat Kilometres (m)	941	613	53.5%	2,874	1,811	58.7%
Revenue Seat Factor (%)	82.2	79.0	3.2 pts	81.3	76.5	4.8 pts
Qantas International *						
Passengers carried ('000)	725	790	(8.2)%	2,207	2,406	(8.3)%
Revenue Passenger Kilometres (m)	5,078	4,967	2.2%	15,409	15,117	1.9%
Available Seat Kilometres (m)	6,298	6,412	(1.8)%	19,460	19,652	(1.0)%
Revenue Seat Factor (%)	80.6	77.5	3.1 pts	79.2	76.9	2.3 pts
Total Group Operations						
Passengers carried ('000)	3,048	2,889	5.5%	9,153	8,577	6.7%
Revenue Passenger Kilometres (m)	8,052	7,616	5.7%	24,351	22,873	6.5%
Available Seat Kilometres (m)	10,009	9,723	2.9%	30,692	29,500	4.0%
Revenue Seat Factor (%)	80.5	78.3	2.2 pts	79.3	77.5	1.8 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions

RPKs: The number of paying passengers carried multiplied by the number of kilometres flown

ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/11/2006

TIME: 17:15:20

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Level of Foreign Relevant Interest in Qantas Shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Acting Company Secretary
Cassandra Hamlin

QANTAS

8 November 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 10 May 2006, Qantas advised the market that foreign persons had a relevant interest in approximately 44.90% of the Qantas issued share capital.

Listing Rule 3.19.1 requires that Qantas advise the market when the level of foreign relevant interest changes by more than one percent.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 46.08% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Cassandra Hamlin

Cassandra Hamlin

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

11/15/06 16:11 FAX100 -> 61 2 96913339 Page 1 of 1

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING
RECEIVED
APR 30 2007
WASH. D.C. 160 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/11/2006

TIME: 16:03:04

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release - Qantas Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS STATEMENT

SYDNEY, 15 November 2006: Qantas said today that following the negative draft determination by the Australian Competition and Consumer Commission (ACCC) it would withdraw its application to the ACCC and New Zealand Minister of Transport for approval of an alliance with Air New Zealand on trans-Tasman routes.

Issued by Qantas Corporate Communication (Q3502)
Media Enquiries: Belinda de Rome - Telephone +612 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/11/2006

TIME: 13:20:11

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes to Japan Services

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS ANNOUNCES CHANGES TO JAPAN SERVICES

CAIRNS, 16 November 2006: Qantas Group value based airline Jetstar will replace Qantas Airways services from Cairns to Nagoya and Osaka from mid-2007.

The Chief Executive Officer of the Qantas Group, Mr Geoff Dixon, said the Jetstar cost structure and product offering was much better suited for the routes.

Mr Dixon said Australia faced tough competition for the Japanese tourist, an issue exacerbated by the depreciation of the yen against the Australian dollar.

"Replacing daily Qantas B767 services with Jetstar A330 services between Cairns and Nagoya and Osaka will improve the economics of the route by around $40 million," he said.

"With Jetstar operating these flights in addition to its recently announced Osaka-Brisbane-Sydney services, the Qantas Group will be boosting capacity to Australia from western Japan by 30 per cent."

Mr Dixon said under the new schedule, Jetstar, using new A330-200 aircraft, would operate:

- six times a week between Cairns and Nagoya from 2 August 2007;
- four times a week between Cairns and Osaka from 8 September 2007; and
- daily Osaka-Brisbane-Sydney services from 25 March 2007.

"The Group's B767 Nagoya and Osaka services are currently being operated by Australian Airlines staff, based in Cairns, under the Qantas banner.

"The Australian Airlines B767 Cairns base will continue to operate," Mr Dixon said.

He said Qantas would increasingly concentrate on the Tokyo market, where there was a higher business travel component than Osaka and Nagoya.

"As we have said before, we intend to grow both Qantas and Jetstar in international markets, but we must match the appropriate cost structure and style of service to individual markets.

"While Qantas continues to be a major leisure travel provider, under its current costs, it requires a significant business base to sustain profitable operations on some key international routes."

Mr Dixon said under the new timetable, Jetstar and Qantas would offer 55 services a week to Japan, plus seasonal services to Sapporo.

The Qantas services will be:

- 11 services a week between Tokyo and Sydney using A330 aircraft featuring the award winning Skybed in Business Class and audio and video on demand (AVOD);
- three A330-300 services a week between Tokyo and Melbourne, also featuring Skybed and AVOD;
- three Tokyo-Perth B767-300 services;
- 14 services a week between Tokyo and Cairns;
- a daily codeshare service between Tokyo and Brisbane operated by Japan Airlines; and
- seasonal services between Cairns and Sapporo, twice a week, between December 2006 and March 2007.

Issued by Qantas Corporate Communication (Q3503)
Media Enquiries: Melissa Thomson - Telephone 07 3238 2720 m 0407 281 832

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/11/2006

TIME: 10:12:41

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement re: Macquarie Bank Ltd & Texas Pacific Group

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

QANTAS

22 November 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Qantas Statement

Qantas said today that it has received an approach from Macquarie Bank and the Texas Pacific Group on behalf of a consortium they represent. The approach is confidential and incomplete and is being investigated by Qantas.

Qantas also said it has undertaken over a period of years discussions with a range of individuals and companies, including airlines, on possible partnerships, joint ventures and acquisitions.

Qantas confirmed it is in compliance with the Australian Stock Exchange Listing Rules.

Yours faithfully

Cassandra Hamlin

Cassandra Hamlin

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/11/2006

TIME: 15:19:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas CEO Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS CEO STATEMENT

SYDNEY, 24 November 2006: In response to some press reports, the Chief Executive Officer and Managing Director of Qantas Airways Limited, Mr Geoff Dixon, said today that in line with protocols set up by the Qantas Board, he had had no discussions with any member of the consortium looking at taking equity in Qantas on his future role, remuneration or equity in any new company.

Issued by Qantas Corporate Communication (Q3509)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/12/2006

TIME: 09:56:42

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on Approach from Consortium

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Cassandra Hamlin

13/12/2006 09:58 AM

To: Jean JMO25 Moore/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS, Martine MOK15 O'Keefe/SYD/QANTAS@QANTAS
cc: Kathryn Loader/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 13/12/2006 09:57 AM -----

ASX.Online@asx.com.au

13/12/2006 09:56 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 407448 as follows:
Release Time: 13-Dec-2006  09:56:33
ASX Code: QAN
File Name: 407448.pdf
Your Announcement Title: Update on Approach from Consortium
```

407448.pdf

Acting Company Secretary
Cassandra Hamlin

QANTAS

13 December 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Update on Approach from Consortium

Qantas Airways Limited notes that there has been significant speculation in the media concerning a possible takeover bid for Qantas.

Qantas confirms that, as reported in the media today, it has received a non-binding conditional proposal to acquire 100% of the Company from a Consortium including Allco Equity Partners, Allco Finance Group, Macquarie Bank, Onex and Texas Pacific Group.

The proposed offer price is $5.50 per share and incorporates a number of complex conditions, the requirement for unanimous support by Qantas Directors and a break fee. Implementation is proposed to be effected by way of an off-market takeover bid with a 90% minimum acceptance condition.

The Non-Executive Directors consider that the terms of the proposal are not acceptable.

Qantas will keep shareholders informed of any material developments.

Yours faithfully

Cassandra Hamlin

Cassandra Hamlin

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING
RECEIVED
APR 3 0 2007
WASH. DC
160 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/12/2006

TIME: 09:13:31

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats October 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Kathryn Loader

01/12/2006 09:14 AM

To: Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Simon SRU41 Rushton/SYD/QANTAS@QANTAS, Sarah SHO41 Hodge/SYD/QANTAS@QANTAS, Jane JMC10 McKeon/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Kathryn Loader
Manager Public Company
Qantas Airways Limited
Level 9, Building A,
203 Coward Street, Mascot, NSW, 2020
Tel: 02 9691 3488
Fax: 02 9691 3339
Mobile: 0407 151 100

----- Forwarded by Kathryn Loader/SYD/QANTAS on 01/12/2006 09:13 AM -----

ASX.Online@asx.com.au

01/12/2006 09:12 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au, jonesmelissa@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 403613 as follows:
Release Time: 01-Dec-2006  09:12:32
ASX Code: QAN
File Name: 403613.pdf
Your Announcement Title: Preliminary Monthly Traffic and Capacity
Statistics Oct 2006
```

403613.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
OCTOBER 2006

Summary of Traffic and Capacity Statistics

Month of October 2006

October Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 7.8 per cent over the previous year. RPKs increased by 7.7 per cent, while ASKs were up 3.1 per cent, resulting in a revenue seat factor of 80.7 per cent, which was 3.5 percentage points higher than the previous year.

Financial Year to Date October 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to October 2006 increased by 2.0 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 7.9 per cent over the same period.

Group passenger numbers for the financial year to October 2006 increased by 7.0 per cent from the previous year. RPKs increased by 6.8 per cent, while ASKs increased by 3.8 per cent, resulting in a revenue seat factor of 79.7 per cent, 2.2 percentage points higher than the previous year.

Recent Developments

On 22 November 2006, Qantas said it would review over the next 12 months whether to commit investment to major in-house engineering and maintenance operations for its fleet of new aircraft. The review is about trying to create conditions for the necessary investment to bring the maintenance of the A330 aircraft fleet, which will soon number around 30, into Australia. Qantas said the review was also aimed at creating the conditions that would allow the B787, and even the A380, to be maintained in Australia. The review will include the 737 Narrow-Body Maintenance operations at Tullamarine and its operations at Avalon. Qantas said it had two options for its Engineering and Maintenance in the future: endeavour to create an onshore, in-house MRO that had the scale and efficiency to handle all its own and some third-party work in a competitive market; or commit to total maintenance solutions proposed by the aircraft manufacturers, or other providers, that would result in the progressive reduction of onshore maintenance activity. Qantas said it would prefer the onshore, in-house option and will work with its people to try and make it happen.

On 21 November 2006, Qantas announced it would retain its Boeing B737 heavy maintenance operation at its current base in Tullamarine. Qantas said the decision involves retaining 460 skilled jobs in Victoria.

On 16 November 2006, Qantas announced that the Group's value based airline Jetstar will replace Qantas Airways services from Cairns to Nagoya and Osaka from mid-2007. Qantas said the Jetstar cost structure and product offering was much better suited to the routes. Australia faces tough competition for the Japanese tourist, an issue exacerbated by the depreciation of the yen against the Australian dollar. Replacing daily Qantas B767 services with Jetstar A330 services between Cairns and Nagoya and Osaka will improve the economics of the route by around $40 million, Qantas said. With Jetstar operating these flights in addition to its recently announced Osaka-Brisbane-Sydney services, which are scheduled to start 25 May 2007, the Qantas Group will increase capacity to Australia from western Japan by 30 per cent.

On 15 November 2006, Qantas announced that following the negative draft determination by the Australian Competition and Consumer Commission (ACCC) it would withdraw its application to the ACCC and New Zealand Minister of Transport for approval of an alliance with Air New Zealand on trans-Tasman routes.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
OCTOBER 2006

	Month			Financial Year to Date		
	2006/07	**2005/06**	**Change**	**2006/07**	**2005/06**	**Change**
Qantas Domestic						
Passengers carried ('000)	1,451	1,411	2.8%	5,549	5,468	1.5%
Revenue Passenger Kilometres (m)	2,144	2,042	5.0%	8,102	7,911	2.4%
Available Seat Kilometres (m)	2,624	2,471	6.2%	10,107	9,799	3.1%
Revenue Seat Factor (%)	81.7	82.6	(0.9) pts	80.2	80.7	(0.5) pts
QantasLink						
Passengers carried ('000)	340	279	21.7%	1,307	1,087	20.3%
Revenue Passenger Kilometres (m)	223	176	26.3%	870	678	28.3%
Available Seat Kilometres (m)	303	245	23.6%	1,178	955	23.4%
Revenue Seat Factor (%)	73.6	72.0	1.6 pts	73.9	71.0	2.9 pts
Jetstar						
Passengers carried ('000)	657	481	36.5%	2,538	1,788	42.0%
Revenue Passenger Kilometres (m)	785	511	53.6%	3,121	1,896	64.6%
Available Seat Kilometres (m)	959	646	48.4%	3,833	2,458	55.9%
Revenue Seat Factor (%)	81.8	79.0	2.8 pts	81.4	77.1	4.3 pts
Qantas International *						
Passengers carried ('000)	754	798	(5.5)%	2,960	3,204	(7.6)%
Revenue Passenger Kilometres (m)	5,155	4,980	3.5%	20,564	20,097	2.3%
Available Seat Kilometres (m)	6,410	6,620	(3.2)%	25,870	26,272	(1.5)%
Revenue Seat Factor (%)	80.4	75.2	5.2 pts	79.5	76.5	3.0 pts
Total Group Operations						
Passengers carried ('000)	3,202	2,969	7.8%	12,354	11,547	7.0%
Revenue Passenger Kilometres (m)	8,307	7,709	7.7%	32,657	30,582	6.8%
Available Seat Kilometres (m)	10,296	9,982	3.1%	40,988	39,484	3.8%
Revenue Seat Factor (%)	80.7	77.2	3.5 pts	79.7	77.5	2.2 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/12/2006

TIME: 09:06:00

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Profit Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Kathryn Loader

01/12/2006 09:11 AM

To: Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

---

Kathryn Loader
Manager Public Company
Qantas Airways Limited
Level 9, Building A,
203 Coward Street, Mascot, NSW, 2020
Tel: 02 9691 3488
Fax: 02 9691 3339
Mobile: 0407 151 100

----- Forwarded by Kathryn Loader/SYD/QANTAS on 01/12/2006 09:11 AM -----

ASX.Online@asx.com.au

01/12/2006 09:06 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au, jonesmelissa@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 403607 as follows:
Release Time: 01-Dec-2006  09:05:59
ASX Code: QAN
File Name: 403607.pdf
Your Announcement Title: Qantas Statement to the ASX
```

403607.pdf

Media Release

QANTAS STATEMENT TO THE ASX

SYDNEY, 1 December 2006: In accordance with ASX continuous disclosure requirements Qantas Airways said today that, as a result of strong trading conditions and subject to fuel prices remaining around current levels, it expects its reported profit before tax for 2006/07 to be 25 to 30 per cent above the 2005/06 result.

Issued by Qantas Corporate Communication (Q3511)

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING
RECEIVED
APR 30 2007
WASH, D.C. 160 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/12/2006

TIME: 10:59:53

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Recommends revised offer from Airline Partners Aust

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Cassandra Hamlin

14/12/2006 11:03 AM

To: Jean JMO25 Moore/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS, Martine MOK15 O'Keefe/SYD/QANTAS@QANTAS
cc: Kathryn Loader/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Hello

Here's the announcement... I'll call as soon as I find a minute!

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 14/12/2006 11:01 AM -----



ASX.Online@asx.com.au

14/12/2006 11:00 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 408026 as follows:
Release Time: 14-Dec-2006  10:59:52
ASX Code: QAN
File Name: 408026.pdf
Your Announcement Title: Qantas Recommends Revised Offer From APA
```

408026.pdf

QANTAS

Media Release

QANTAS RECOMMENDS REVISED OFFER FROM AIRLINE PARTNERS AUSTRALIA

SYDNEY, 14 December 2006: The Chairman of Qantas Airways Limited, Margaret Jackson, today announced that, following detailed negotiations, the Qantas Board had received a revised proposal from Airline Partners Australia (APA) to acquire 100 percent of the Company for $5.60 cash per share.

Margaret Jackson said the revised proposal provided an attractive premium for Qantas shareholders, being:

- 33 percent higher than the closing share price of $4.20 on 6 November 2006, the day before the first speculation about the offer; and
- 61 percent above Qantas' volume weighted average share price of $3.48 over the six months to that date.

Ms Jackson said that, subject to receiving an opinion by independent expert Grant Samuel that the offer is fair and reasonable, the Non-Executive Directors unanimously intend to recommend that shareholders accept the offer in the absence of a superior proposal, and all Directors intend to accept in respect of their own shareholdings.

"The Directors believe this offer allows Qantas shareholders to realise significant value for their shares that has not been fully recognised in the public market," Ms Jackson said.

The proposal will be implemented by way of an off-market takeover bid, which will be subject to certain conditions including a 90 percent minimum acceptance condition.

Ms Jackson said the revised proposal followed negotiations with APA since the Board's rejection yesterday of its initial proposal. These negotiations resulted in the removal of unacceptable conditions and a substantial break fee as well as an increase in the price from $5.50 to $5.60 per share.

Under the terms of the offer, the interim dividend that would otherwise be payable in April 2007 will not be available. However, the Board is evaluating whether a fully franked special dividend could be paid during the bid period, in which case the offer consideration would be reduced by the dividend amount.

"Following the Directors' decision, Qantas this morning executed an Implementation Deed with APA and its members to progress the offer," Ms Jackson said.

A summary of the key terms of the Implementation Deed is attached.

APA consists of the following investors:

- Allco Equity Partners
- Allco Finance Group
- Macquarie Bank
- TPG
- Onex
- other foreign investment funds

The proposal involves:

- Qantas transitioning to a privately owned company and de-listing from the Australian Securities Exchange;
- Qantas remaining majority owned and controlled by Australians; and
- retention of the current management team, who will invest in the privately owned company.

Mr Geoff Dixon would continue as Chief Executive Officer and Mr Peter Gregg would remain Chief Financial Officer under the new ownership structure.

As Executive Directors, Mr Dixon and Mr Gregg did not participate in the Board's decision-making processes. However, they agreed with the decision and the rest of the senior executive team also support the proposal.

Ms Jackson said the consortium had expressed its support for core Qantas strategies, including:

- maintaining an extensive domestic and international airline network, using Qantas' two-brand (Qantas and Jetstar) strategy;
- continuing Qantas' commitment to high quality product and service; and
- improving the company's cost base to be globally competitive.

"If this acquisition is successful, Qantas will remain a majority Australian-owned, Australia-based airline," Ms Jackson said.

"The foreign-based Consortium members are experienced airline investors with a long-standing association with the industry. The Consortium members have made it clear to us that they recognise the immense value of the Qantas brand and intend to improve it and grow the business."

"Qantas makes an enormous contribution to the Australian economy and community. It employs around 37,000 staff – 93 percent of them in Australia. It spends billions of dollars on goods and services from local suppliers every year, carries a third of all international tourists to Australia and provides a broad network linking metropolitan, regional and rural Australia to the world.

"If this bid succeeds, Qantas will continue to play a vital role as Australia's national carrier."

Ms Jackson said the Board's formal response will be provided in a Target statement that is expected to be mailed to all shareholders by early February 2007.

UBS, Carnegie, Wylie & Company and Allens Arthur Robinson are advising the Non-Executive Directors of Qantas.

Issued by Qantas Corporate Communication (Q3512)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Summary of Implementation Deed

Qantas Airways Limited (**"Qantas"**) has entered into an Implementation Deed with Airline Partners Australia Limited (**"APA"**) and each of the bid consortium members dated 14 December 2006. The consortium members are Macquarie Bank Limited, Texas Pacific Group, Allco Equity Partners Limited, Allco Finance Group Limited and Onex Corporation (the **"Consortium Members"**).

TAKEOVER BID

Under the Deed, APA has agreed to make a takeover offer for all of the Qantas shares on certain agreed terms (the "**Offer**"). The consideration which APA is required to offer Qantas shareholders is $5.60 cash per Qantas share.

BID CONDITIONS

The Deed sets out the conditions of the Offer which are summarised in the announcement released today by APA.

Under the Deed, Qantas has agreed not to do (or omit to do) anything which will, or is likely to, result in any of the Offer conditions being breached. However, this does not prevent Qantas or the Qantas Directors from taking or refusing to take any action provided that the Qantas Directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be likely to constitute a breach of the Qantas Directors' fiduciary or statutory obligations.

APA warrants that there is no act, omission, event or fact of which APA or any of its officers, employees and advisers is aware (or which any of them ought reasonably to be aware as a result of the due diligence conducted on Qantas) that would or is likely to result in one or more of the Offer conditions being triggered.

EXCLUSIVITY

Under the Deed, Qantas has agreed, for a period commencing on the signing date until termination of the Deed (the **"Exclusivity Period"**), that:

(a) it must not, and must ensure that none of its officers, employees and advisers do not, directly or indirectly solicit, invite, facilitate or encourage any person, or communicate any intention to do any of these things, with a view to obtaining any offer or proposal from any person in relation to a competing proposal for Qantas;

(b) it must not, and must ensure that none of its officers, employees and advisers do not, negotiate or enter into, continue or participate in negotiations or discussions with any other person regarding a competing proposal, even if:

   (i) that person's competing proposal was not directly or indirectly solicited, initiated, or encouraged by Qantas or any of its officers, employees or advisers; or
   (ii) that person has publicly announced their competing proposal,

   (the **"No-Talk Restriction"**);

(c) Qantas must not without APA's prior written consent:

   (i) solicit, invite, facilitate or encourage any party (other than APA or its officers, employees and advisers) to undertake due diligence investigations on Qantas or any of its related bodies corporate where to do so would involve a breach of paragraph (a); or
   (ii) make available to any person (other than to APA or its officers, employees and advisers) or permit any such person to receive any non-public information relating to Qantas or any of its related bodies corporate,

   (the **"No Due Diligence Restriction"**).

The obligations in paragraphs (b) and (c) do not apply to the extent that they restrict Qantas or the Qantas board from taking any action in respect of a bona fide competing proposal which was not encouraged, solicited, invited, facilitated or initiated by Qantas in contravention of paragraph (a) provided that the Qantas board has determined:

(i) that the competing proposal for Qantas is a 'superior proposal' (see definition below); or
(ii) in good faith and acting reasonably, that failing to respond to that competing proposal would constitute a breach of the Qantas Directors' fiduciary or statutory obligations, after receiving written advice to that effect from Qantas's external lawyers,

(the **"Competing Proposal Exception"**).

NOTIFICATION OF OTHER APPROACHES

Under the Deed, Qantas has agreed that during the Exclusivity Period it will immediately inform APA if it is approached by any person to engage in any activity that would breach the No Talk Restriction or the No Due Diligence Restriction (or would breach those restrictions if it were not for the Competing Proposal Exception), in which case Qantas must also keep APA reasonably informed about the nature of any further or ongoing interaction with any such persons, but Qantas will not be obliged to identify the relevant person to APA, or the details of the competing proposal, unless:

(a) such competing proposal, or details of the relevant competing proposal, has been made public; or
(b) the Competing Proposal Exception permits or requires Qantas to respond to the competing proposal (in which case Qantas must identify the relevant person to APA, and the details of the competing proposal).

DEFINITION OF 'SUPERIOR PROPOSAL'

Under the Deed, a 'superior proposal' means a bona fide competing proposal which the Qantas Directors have determined, in good faith after consultation with their external legal and financial advisers, is, or is reasonably likely to result in a proposal by the person making the competing proposal that:

(a) is reasonably capable of being valued, taking into account all aspects of the competing proposal or the proposal and the person making it;
(b) is reasonably capable of being completed on a timely basis and is no more conditional than the Offer as at the time of announcement of the Offer; and
(c) is more favourable to Qantas shareholders (as a whole) than the Offer, taking into account all the terms and conditions of the competing proposal or the proposal.

UNDERTAKINGS BY EACH CONSORTIUM MEMBER

Each Consortium Member will in their specified respective proportions (where such proportions total 100%) procure that APA is immediately provided with sufficient funds for the due and punctual performance of any of APA's obligations under the Deed.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/12/2006

TIME: 09:51:24

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Request for Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Cassandra Hamlin
14/12/2006 09:54 AM

To: Jean JMO25 Moore/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS, Martine MOK15 O'Keefe/SYD/QANTAS@QANTAS
cc: Kathryn Loader/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Good morning

Not quite yet... we've requested a trading halt until we're in a position to announce.

I'll update you as soon as I can!

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 14/12/2006 09:51 AM -----

ASX.Online@asx.com.au
14/12/2006 09:51 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 407937 as follows:
Release Time: 14-Dec-2006  09:51:15
ASX Code: QAN
File Name: 407937.pdf
Your Announcement Title: Request for Trading Halt
```

407937.pdf

Acting Company Secretary
Cassandra Hamlin

QANTAS

14 December 2006

Companies Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Request for Trading Halt

Qantas Airways Limited (Qantas) requests an immediate trading halt.

The trading halt is requested pending an announcement which is likely to be considered materially price sensitive in relation to Qantas.

Qantas requests that the trading halt remain in place until the earlier of the time of the announcement and the commencement of trading on Friday, 15 December 2006.

Qantas is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Cassandra Hamlin

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/12/2006

TIME: 15:24:52

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter from Qantas Chairman to Qantas Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

QANTAS

27 December 2006

Companies Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Letter from Chairman to Qantas Shareholders

Attached is a letter from Qantas Chairman, Margaret Jackson, to Qantas shareholders, in relation to Airline Partners Australia's (APA) intention to make an offer to acquire 100 per cent of Qantas Airways Limited.

Yours faithfully

Cassandra Hamlin

Cassandra Hamlin

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone (Toll free within Australia): 1800 177 747
International: 61 2 8280 7390
Facsimile: 61 2 9287 0303
Email: registry@qantas.com
Website: www.qantas.com.au

21 December 2006

Dear Fellow Qantas Shareholder

On 14 December Airline Partners Australia (APA) announced an intention to make an offer to acquire 100 percent of Qantas Airways Limited for $5.60 cash per share.

The Qantas Board has reviewed all available alternatives to maximise value to our shareholders since receiving an initial approach from APA. The proposal from APA is the result of extensive negotiations and Directors consider it is the best available.

Your Directors believe the proposal provides an attractive premium and an outstanding opportunity for you to realise significant value for your shares.

The offer is:

- 33 percent higher than the closing share price of $4.20 on 6 November 2006, the day before the first speculation about the offer; and
- 61 percent above Qantas' volume weighted average share price of $3.48 over the six months to that date.

Therefore, the Board intends to recommend that you accept the offer in the absence of a superior proposal and subject to receiving an independent expert report by Grant Samuel that the offer is fair and reasonable. Directors intend to accept for their own shareholdings.

Qantas will continue to be majority owned and controlled by Australians. APA's Australian members include Allco Equity Partners, Allco Finance Group and Macquarie Bank. It also includes Texas Pacific Group and Onex, minority US and Canadian investors who have a long association with the aviation industry.

The proposal will be implemented by way of an off-market takeover bid, which will be subject to certain conditions including a 90 percent minimum acceptance condition.

By early February, you will receive a Bidder's Statement from APA containing its formal offer and a Target's Statement from the Qantas Board providing further detail on our response and the Independent Expert Report by Grant Samuel.

Attached for your information is a copy of Qantas' release announcing the bid and a summary of key terms of the Implementation Deed between Qantas and APA. These releases can also be found at our website: www.qantas.com.au.

As always, Qantas will continue to inform you of important developments.

Qantas has established a shareholder information helpline to assist you should you have any queries prior to receiving the bid documents.

The helpline is open from 9am to 5pm (Sydney time) Monday to Friday. The numbers are:

- 1300 658 942 (from within Australia); or
- +613 9415 4285 (from outside Australia).

Your ownership and support has helped to ensure Qantas' continued success and the Board thanks you.

Finally, I would like to take this opportunity to wish you and your loved ones a safe and happy Christmas and New Year.

Yours sincerely

Margaret Jackson
Chairman

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2007

TIME: 13:44:02

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas to Reduce Fuel Surcharges

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Cassandra Hamlin

16/01/2007 01:46 PM

To: Belinda De Rome/SYD/QANTAS@QANTAS, Simon SRU41 Rushton/SYD/QANTAS@QANTAS, Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Erica ELO05 Lockhart/SYD/QANTAS@QANTAS, David Hawes/SYD/QANTAS@QANTAS, Jane JMC10 McKeon/SYD/QANTAS@QANTAS
cc: Jean JMO25 Moore/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Hello

The attached release has just been lodged with the ASX.

Regards

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 16/01/2007 01:44 PM -----



ASX.Online@asx.com.au

16/01/2007 01:44 PM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 416199 as follows:
Release Time: 16-Jan-2007  13:44:00
ASX Code: QAN
File Name: 416199.pdf
Your Announcement Title: Qantas to Reduce Fuel Surcharges
```

416199.pdf

QANTAS

Media Release

QANTAS TO REDUCE FUEL SURCHARGES

SYDNEY, 16 January 2007: Qantas announced today it would reduce its domestic fuel surcharges and further reduce some of its international surcharges for tickets issued on or after Tuesday 23 January 2007.

The Executive General Manager of Qantas, Mr John Borghetti, said the new fuel surcharges would be:

International (one way)

From Australia	New surcharge	Previously
UK and Europe	No change	$170
Mainland USA, Canada, South America, South Africa and India	No change	$133
Asia, Pacific, Honolulu	$100	$105
New Zealand	$55	$60

Domestic (per sector)

Travel	New Surcharge	Previously
Qantas Australian and New Zealand Domestic	$26 incl GST	$31
QantasLink (jet services)	$26 incl GST	$31
QantasLink (turboprop services)	$24 incl GST	$29

"We reduced international surcharges in October and we have been monitoring oil prices closely since then," Mr Borghetti said.

"With the more recent fall in the price of jet fuel, we can now extend the surcharge reduction to domestic fares, as well as make further reductions on a number of our international routes."

Mr Borghetti said Qantas would continue to monitor oil prices and refining costs, which remained a major issue for Qantas and the wider aviation industry.

"Despite hedging and surcharges, we are still under-recovering the cost of fuel price increases by hundreds of millions of dollars, even with the recent drop in jet fuel prices," he said.

Mr Borghetti said Qantas would also reduce its Frequent Flyer points option, for Frequent Flyers electing to use their points to pay for taxes, levies and charges on domestic Australian and New Zealand Award flights, by 500 points from 23 January.

Issued by Qantas Corporate Communication (Q3522)
Media Enquiries: Simon Rushton Tel: 02 9691 3742

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/01/2007

TIME: 10:10:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats November 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Cassandra Hamlin
25/01/2007 10:11 AM

To: Jean JMO25 Moore/SYD/QANTAS@QANTAS
cc: Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI...

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 25/01/2007 10:11 AM -----

Cassandra Hamlin
25/01/2007 10:11 AM

To: Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Erica ELO05 Lockhart/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Simon SRU41 Rushton/SYD/QANTAS@QANTAS, David Hawes/SYD/QANTAS@QANTAS, Jane JMC10 McKeon/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Good morning

The attached release has just been lodged with the ASX.

Regards

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 25/01/2007 10:10 AM -----

ASX.Online@asx.com.au
25/01/2007 10:10 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 418310 as follows:
Release Time: 25-Jan-2007 10:10:04
ASX Code: QAN
File Name: 418310.pdf
Your Announcement Title: Preliminary Traffic & Capacity Statistics - November 2006

418310.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
NOVEMBER 2006

Summary of Traffic and Capacity Statistics

Month of November 2006

November Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 9.2 per cent over the previous year. RPKs increased by 7.7 per cent, while ASKs were up 3.4 per cent, resulting in a revenue seat factor of 80.3 per cent, which was 3.2 percentage points higher than the previous year.

Financial Year to Date November 2006

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to November 2006 increased by 2.3 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar Trans-Tasman operations) yield excluding exchange increased by 8.2 per cent over the same period.

Group passenger numbers for the financial year to November 2006 increased by 7.4 per cent from the previous year. RPKs increased by 7.0 per cent, while ASKs increased by 3.7 per cent, resulting in a revenue seat factor of 79.8 per cent, 2.4 percentage points higher than the previous year.

Recent Developments

On 16 January 2007, Qantas announced it would reduce its domestic fuel surcharges and further reduce some of its international surcharges for tickets issued on or after Tuesday 23 January 2007. It said it would continue to monitor oil prices and refining costs, which remained a major issue for Qantas and the wider aviation industry.

On 12 January 2007, Qantas announced it would increase its non-stop services between Australia and San Francisco from three to five per week from 26 March 2007. It would also operate supplementary flights between Australia and Los Angeles in June and July 2007.

On 14 December 2006, the Qantas Board announced it had received a revised proposal from Airline Partners Australia (APA) to acquire 100 percent of the Company. The proposal included a cash offer of $5.60 cash per share. The Chairman of Qantas Margaret Jackson said the offer provided an attractive premium for shareholders. She said that, subject to receiving an opinion by an independent expert Grant Samuel that the offer is fair and reasonable, the Non-Executive Directors unanimously intend to recommend that shareholders accept the offer in the absence of a superior proposal.

The proposal will be implemented by way of an off-market takeover bid, which will be subject to certain conditions, including a 90 percent minimum acceptance condition. The proposal involves:

- Qantas transitioning to a privately owned company and de-listing from the Australian Securities Exchange;
- Qantas remaining majority owned and controlled by Australians; and
- retention of the current management team, who will invest in the privately owned company.

Announcing the acceptance, the Chairman said APA had expressed its support for core Qantas strategies, including:

- maintaining an extensive domestic and international airline network, using Qantas' two-brand (Qantas and Jetstar) strategy;
- continuing Qantas' commitment to high quality product and service; and
- improving the company's cost base to be globally competitive.

On 1 December 2006, Qantas announced that, as a result of strong trading conditions and subject to fuel prices remaining around current levels, it expects its reported profit before tax for 2006/07 to be 25 to 30 per cent above the 2005/06 result.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
NOVEMBER 2006

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,415	1,339	5.7%	6,964	6,807	2.3%
Revenue Passenger Kilometres (m)	2,021	1,853	9.0%	10,123	9,764	3.7%
Available Seat Kilometres (m)	2,485	2,313	7.4%	12,592	12,111	4.0%
Revenue Seat Factor (%)	81.3	80.1	1.2 pts	80.4	80.6	(0.2) pts
QantasLink						
Passengers carried ('000)	335	280	19.5%	1,642	1,367	20.1%
Revenue Passenger Kilometres (m)	213	174	22.2%	1,083	852	27.1%
Available Seat Kilometres (m)	296	258	14.7%	1,474	1,213	21.6%
Revenue Seat Factor (%)	71.8	67.4	4.4 pts	73.5	70.3	3.2 pts
Jetstar*						
Passengers carried ('000)	608	436	39.4%	3,146	2,224	41.4%
Revenue Passenger Kilometres (m)	737	450	63.7%	3,858	2,346	64.5%
Available Seat Kilometres (m)	977	610	60.1%	4,810	3,068	56.8%
Revenue Seat Factor (%)	75.5	73.8	1.7 pts	80.2	76.5	3.7 pts
Qantas International **						
Passengers carried ('000)	729	771	(5.4)%	3,689	3,975	(7.2)%
Revenue Passenger Kilometres (m)	4,982	4,905	1.6%	25,547	25,002	2.2%
Available Seat Kilometres (m)	6,146	6,400	(4.0)%	32,016	32,671	(2.0)%
Revenue Seat Factor (%)	81.1	77.0	4.1 pts	79.8	77.1	2.7 pts
Total Group Operations						
Passengers carried ('000)	3,087	2,826	9.2%	15,441	14,373	7.4%
Revenue Passenger Kilometres (m)	7,953	7,382	7.7%	40,611	37,964	7.0%
Available Seat Kilometres (m)	9,904	9,581	3.4%	50,892	49,063	3.7%
Revenue Seat Factor (%)	80.3	77.1	3.2 pts	79.8	77.4	2.4 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

'* Includes Jetstar domestic, trans-Tasman and international operations to Singapore from 29 October and Bangkok and Phuket from 23 November.

** Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 10:27:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
31 DECEMBER 2006

ABN 16 009 661 901

ASX CODE: QAN

TABLE OF CONTENTS

QANTAS AIRWAYS LIMITED **ASX APPENDIX 4D**
ABN 16 009 661 901 **HALF-YEAR ENDED 31 DECEMBER 2006**

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	December 2006 $m	December 2005 $m	Change $m	Change %
Sales and other income	7,726.9	6,857.2	869.7	up 12.7%
Profit for the half-year attributable to members	358.7	352.8	5.9	up 1.7%

DIVIDENDS

31 December 2006 special dividend	
Amount per security (cents)	15.0
Franked amount per security at 30% tax	15.0
Record date for determining entitlements to the dividend	19 February 2007
Date the dividend is payable	The earlier of 19 March 2007 and 10 business days after the APA Offer becomes unconditional
Total dividend declared ($m)	297.6

The Qantas Board has decided to suspend the Dividend Reinvestment Plan (DRP). The suspension has been effected pursuant to Rule 12(a) of the DRP, which entitles the Qantas Directors to terminate or suspend the DRP at any time on giving notice to DRP participants of the termination of suspension (and this paragraph is deemed to constitute such notification). This means that the Special Dividend cannot be applied to acquire further Qantas shares under the DRP.

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the results.

This information should be read in conjunction with the Qantas Airways Limited 2006 Annual Report.

The information provided in this report contains all the information required by ASX Listing Rule 4.2A.

OTHER INFORMATION

	December 2006 $	December 2005 $
Net Tangible Assets per ordinary share	**2.90**	**2.98**

Entities over which control was gained or lost during the half-year:

Qantas gained control of Jet Turbine Services Pty Limited on 15 December 2006 when it acquired the remaining 50% equity in the company. Accordingly, the results of Jet Turbine Services Pty Limited are included in the Qantas Group's consolidated results from this date.

Details of associates and jointly controlled entities

Equity accounted associates and jointly controlled entities	Percentage of ownership interest held at end of half-year or date of disposal		Contribution to net profit	
	December 2006 %	December 2005 %	December 2006 $m	December 2005 $m
Air Pacific Limited	46.3	46.3	0.1	2.4
Australian air Express Pty Limited	50.0	50.0	8.7	5.6
Hallmark Aviation Services LP	49.0	49.0	0.7	0.1
Harvey Holidays Pty Limited	50.0	50.0	0.5	0.6
HT & T Travel (Phillipines) Inc.	28.1	28.1	-	-
Holidays Tours and Travel (Thailand) Ltd.	36.8	36.8	-	-
Holidays Tours and Travel Vietnam Joint Venture Company	36.8	36.8	-	-
Jet Turbine Services Pty Limited [1]	100.0	50.0	(1.9)	(2.3)
Jupiter Air Oceania Limited	47.6	47.6	-	-
Orangestar Investment Holdings Pte Limited [2]	45.0	44.5	(4.4)	(12.2)
Star Track Express Holdings Pty Limited	50.0	50.0	9.6	9.7
Tour East (TET) Ltd.	36.8	36.8	0.1	-
Thai Air Cargo Company Limited [3]	-	49.0	-	0.7
Travel Software Solutions Pty Limited	50.0	50.0	0.1	2.2
Total			**13.5**	**6.8**

1 Qantas acquired the remaining 50% equity in Jet Turbine Services Pty Limited on 15 December 2006. Qantas ceased to equity account the results of Jet Turbine Services Pty Limited from this date.

2 On 29 December 2006, the Board of Orangestar Investment Holdings Pte Limited approved the issuing of an optional convertible note to shareholders. This convertible note had not been issued at 31 December 2006.

3 On 21 August 2006, Qantas sold its share of Thai Air Cargo Company Limited to the other joint venture partner. Losses from the venture had previously been equity accounted and no further losses were recognised on disposal of the investment.

DIRECTORS' REPORT

The Directors present their report together with the Consolidated Interim Financial Report for the half-year ended 31 December 2006 and the Independent Auditors' Review Report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson, AC *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000 - appointed CEO in March 2001*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd, AC	*Director since January 1992*
Peter Cosgrove, AC, MC	*Director since July 2005*
Patricia Cross	*Director since January 2004*
Garry Hounsell	*Director since January 2005*
James Packer	*Director since March 2004*
John Schubert	*Director since October 2000*
James Strong, AO	*Director since 1 July 2006*

REVIEW OF OPERATIONS

The Qantas Group achieved a profit before related income tax expense (PBT) for the half-year of $523.4 million, representing an increase of $39.9 million or 8.3% on the comparative half-year.

Total sales and other income for the half-year increased by $869.7 million or 12.7% to $7.7 billion. Revenue Passenger Kilometres (RPKs) increased by 7.4% on increased capacity of 3.7%, leading to an increase in passenger load factor of 2.8 percentage points, while yields increased by 7.2%.

Total expenditure increased by $829.8 million or 13.0% to $7.2 billion.

Qantas flying brands (including QantasLink) contributed PBT of $423.6m, an increase of $9.2 million or 2.2% over the comparative half-year. RPKs increased by 3.5% on decreased capacity of 0.1%, leading to an increase in passenger load factor of 2.8 percentage points.

Jetstar contributed PBT of $23.3 million, an increase of $13.7 million over the comparative half-year. RPKs increased by 63.8% on increased capacity of 57.5%, leading to an increase in passenger load factor of 3.0 percentage points.

PBT for other subsidiary operations increased by $17.0 million or 28.6% to $76.5 million.

DIRECTORS' REPORT (continued)

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Directors have received the Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

The Lead Auditor's Independence Declaration is set out on page 15 and forms part of the Directors' Report for the half-year ended 31 December 2006.

ROUNDING

The Qantas Group is of the kind referred to in Australian Securities Investment Commission (ASIC) Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 7 February 2007

CONSOLIDATED INCOME STATEMENT
for the half-year ended 31 December 2006

	December 2006 $m	December 2005 $m
Sales and other income		
Net passenger revenue	5,996.4	5,279.2
Net freight revenue	493.8	462.8
Tours and travel revenue	409.5	381.9
Contract work revenue	214.5	240.8
Other [1,2,3]	612.7	492.5
	7,726.9	**6,857.2**
Expenditure		
Manpower and staff related [4]	1,687.3	1,664.9
Selling and marketing	241.7	228.9
Aircraft operating - variable	1,305.2	1,289.2
Fuel	1,735.3	1,347.5
Property	165.1	163.1
Computer and communication	259.1	239.9
Tours and travel	342.7	312.6
Capacity hire	160.1	192.8
Other [2]	246.4	173.8
Ineffective hedging - closed derivative positions	33.5	30.6
Depreciation and amortisation [5]	707.2	601.0
Non-cancellable operating lease rentals	209.9	158.1
Share of net profit of associates and jointly controlled entities	(13.5)	(6.8)
	7,080.0	**6,395.6**
Operating result	**646.9**	**461.6**
Ineffective hedging - open derivative positions	(99.4)	49.4
Profit before related income tax expense and net finance costs	**547.5**	**511.0**
Finance income	106.9	69.0
Finance costs	(131.0)	(96.5)
Net finance costs	(24.1)	(27.5)
Profit before related income tax expense	**523.4**	**483.5**
Income tax expense	(164.9)	(130.9)
Profit for the half-year	**358.5**	**352.6**
Attributable to:		
Members of Qantas	358.7	352.8
Minority interest	(0.2)	(0.2)
Profit for the half-year	**358.5**	**352.6**
Earnings per share (EPS) attributable to members of Qantas		
Basic earnings per share (cents)	18.2	18.4
Diluted earnings per share (cents)	18.2	18.4

1 Compensation for the late delivery of aircraft has resulted in the recognition of $97.5 million, representing the present value of future receipts.
2 Prior year gain on sale of non-current assets of $10.4 million has been reclassified from Other Expenses to Other Income.
3 Change in the estimate of points not expected to be redeemed resulted in the recognition of $51.6 million in Frequent Flyer revenue.
4 Redundancy costs incurred during the half-year were $100.1 million (2005: $45.2 million).
5 Change in the estimated useful life of aircraft modifications resulted in additional depreciation of $35.9 million.

The Consolidated Income Statement is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED BALANCE SHEET

as at 31 December 2006

	December 2006 $m	June 2006 $m
Current assets		
Cash and cash equivalents	3,053.3	2,902.0
Receivables	1,089.6	1,124.3
Other financial assets	286.7	476.7
Inventories	188.3	334.8
Assets classified as held for sale	9.6	24.2
Other	57.8	86.4
Total current assets	**4,685.3**	**4,948.4**
Non-current assets		
Receivables	378.0	342.0
Other financial assets	702.4	766.8
Investments accounted for using the equity method	360.4	372.9
Other investments	78.2	53.7
Property, plant and equipment	12,398.3	12,375.0
Intangible assets	329.2	311.7
Deferred tax assets	0.3	2.9
Other	32.0	9.9
Total non-current assets	**14,278.8**	**14,234.9**
Total assets	**18,964.1**	**19,183.3**
Current liabilities		
Payables	1,893.3	1,988.0
Interest bearing liabilities	735.9	440.8
Other financial liabilities	295.7	139.2
Provisions	458.8	469.0
Current tax liabilities	63.6	72.4
Revenue received in advance	2,213.2	2,282.8
Deferred lease benefits/income	37.6	37.5
Total current liabilities	**5,698.1**	**5,429.7**
Non-current liabilities		
Interest bearing liabilities	4,781.1	5,334.8
Other financial liabilities	479.6	352.2
Provisions	472.3	477.0
Deferred tax liabilities	674.4	701.2
Revenue received in advance	700.9	708.5
Deferred lease benefits/income	79.2	98.8
Total non-current liabilities	**7,187.5**	**7,672.5**
Total liabilities	**12,885.6**	**13,102.2**
Net assets	**6,078.5**	**6,081.1**
Equity		
Issued capital	4,481.2	4,382.2
Treasury shares	(38.9)	(23.8)
Reserves	89.8	329.3
Retained profits	1,541.7	1,388.5
Equity attributable to members of Qantas	**6,073.8**	**6,076.2**
Minority interests in controlled entities	4.7	4.9
Total equity	**6,078.5**	**6,081.1**

The Consolidated Balance Sheet is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2006

	Issued Capital $m	Treasury Stock $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2005	4,181.5	(17.8)	13.7	-	-	4.4	(3.5)	1,347.4	4.2	5,529.9
Impact of initial adoption of AASB 132 and AASB 139	10.8	-	-	379.0	(28.8)	-	-	(36.0)	-	325.0
Restated balance	4,192.3	(17.8)	13.7	379.0	(28.8)	4.4	(3.5)	1,311.4	4.2	5,854.9
Profit for the half-year	-	-	-	-	-	-	-	352.8	(0.2)	352.6
Dividends to members	97.4	-	-	-	-	-	-	(190.0)	-	(92.6)
Own shares acquired	-	(9.9)	-	-	-	-	-	-	-	(9.9)
Shares vested to employees	-	1.7	(1.7)	-	-	-	-	-	-	-
Share-Based payments	-	-	5.7	-	-	-	-	-	-	5.7
Transfer of Hedge Reserve to Income Statement	-	-	-	(149.5)	-	-	-	-	-	(149.5)
Recognition of effective cash flow hedges on capitalised assets	-	-	-	18.3	-	-	-	-	-	18.3
Effective portion of changes in fair value of cash flow hedges	-	-	-	101.1	-	-	-	-	-	101.1
Share of movement in jointly controlled entity's hedge reserve	-	-	-	(1.1)	-	-	-	-	-	(1.1)
Change in fair value of assets available for sale	-	-	-	-	(7.2)	-	-	-	-	(7.2)
Recognition of deferred tax liability on revalued assets	-	-	-	-	-	(0.4)	-	-	-	(0.4)
Balance at 31 December 2005	**4,289.7**	**(26.0)**	**17.7**	**347.8**	**(36.0)**	**4.0**	**(3.5)**	**1,474.2**	**4.0**	**6,071.9**

The Consolidated Statement of Changes in Equity is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
for the half-year ended 31 December 2006

	Issued Capital $m	Treasury Stock $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2006	4,382.2	(23.8)	23.7	332.2	(35.4)	4.0	4.8	1,388.5	4.9	6,081.1
Profit for the half-year	-	-	-	-	-	-	-	358.7	(0.2)	358.5
Dividends to members	99.0	-	-	-	-	-	-	(215.3)	-	(116.3)
Own shares acquired	-	(24.5)	-	-	-	-	-	-	-	(24.5)
Shares vested to employees	-	9.4	(7.2)	-	-	-	-	(2.2)	-	-
Share-Based payments	-	-	6.0	-	-	-	-	-	-	6.0
Transfer of Hedge Reserve to Income Statement	-	-	-	(40.2)	-	-	-	-	-	(40.2)
Recognition of effective cash flow hedges on capitalised assets	-	-	-	13.0	-	-	-	-	-	13.0
Effective portion of changes in fair value of cash flow hedges	-	-	-	(241.4)	-	-	-	-	-	(241.4)
Change in fair value of assets available for sale	-	-	-	-	26.6	-	-	-	-	26.6
Impairment charge against assets previously measured at fair value	-	-	-	-	10.1	-	-	-	-	10.1
Foreign exchange impact of Fair Value Reserve transferred to Foreign Currency Reserve	-	-	-	-	(1.3)	-	1.3	-	-	-
Translation of foreign currency subsidiaries	-	-	-	-	-	-	(6.4)	-	-	(6.4)
Pre-acquistion retained profits acquired on acquisition	-	-	-	-	-	-	-	12.0	-	12.0
Balance at 31 December 2006	**4,481.2**	**(38.9)**	**22.5**	**63.6**	**0.0**	**4.0**	**(0.3)**	**1,541.7**	**4.7**	**6,078.5**

The Consolidated Statement of Changes in Equity is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 31 December 2006

	December 2006 $m	December 2005 $m
Cash flows from operating activities		
Cash receipts in the course of operations	7,893.4	6,958.4
Cash payments in the course of operations	(6,687.8)	(5,828.3)
Interest received	102.7	69.6
Interest paid	(184.0)	(132.5)
Dividends received	8.7	18.5
Income taxes paid	(82.6)	(100.2)
Net cash from operating activities	**1,050.4**	**985.5**
Cash flows from investing activities		
Payments for property, plant and equipment[1]	(660.8)	(820.0)
Proceeds from sale of property, plant and equipment	8.1	20.4
Proceeds from financing of non-current assets	-	383.3
Payments for investments, net of cash acquired	(11.6)	(25.2)
Proceeds from sale of investments	3.4	-
Advances of investment loans	-	(3.0)
Net cash used in investing activities	**(660.9)**	**(444.5)**
Cash flows from financing activities		
Repayment of borrowings	(180.0)	(191.7)
Proceeds from swaps	56.1	43.1
Receipts from aircraft security deposits	1.8	-
Dividends paid[2]	(116.1)	(92.2)
Net cash used in financing activities	**(238.2)**	**(240.8)**
Net increase in cash and cash equivalents held	**151.3**	**300.2**
Cash and cash equivalents at the beginning of the half-year	2,902.0	1,903.8
Cash and cash equivalents at the end of the half-year	**3,053.3**	**2,204.0**

1 As a consequence of the assignment of purchase rights prior to aircraft delivery, contractual payments to manufacturers of $nil (2005: $279.2 million) were settled by aircraft lessors.

2 During the half-year 28,991,867 (2005: 31,024,893) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the half-year totalled $99.0 million (2005: $97.4 million).

The Consolidated Statement of Cash Flows is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 1. Statement of Significant Accounting Policies

(a) Reporting entity

Qantas Airways Limited (Qantas) is a company domiciled in Australia. The Consolidated Interim Financial Report (Financial Report) of Qantas as at and for the six months ended 31 December 2006 comprises Qantas and its subsidiaries (Qantas Group) and the Qantas Group's interest in associates and jointly controlled entities.

The consolidated annual financial report of the Qantas Group as at and for the year ended 30 June 2006 is available upon request from the registered office of Qantas at Qantas Centre, Level 9 Building A, 203 Coward Street, Mascot NSW 2020, Australia or at www.qantas.com.au.

(b) Statement of compliance

The Financial Report is presented in Australian dollars and is a general purpose Financial Report which has been prepared in accordance with *AASB 134: Interim Financial Reporting* and the *Corporations Act 2001*. International Financial Reporting Standards (IFRSs) form the basis of Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB). The Financial Report of the Qantas Group also complies with IAS 34 *Interim Financial Reporting*.

The Financial Report does not include all of the information required for a full annual financial report and should be read in conjunction with the consolidated annual financial report of the Qantas Group as at and for the year ended 30 June 2006. This report must also be read in conjunction with any public announcements made by Qantas during the half-year in accordance with the continuous disclosure requirements arising under the *Corporations Act 2001* and ASX Listing Rules.

This Financial Report was approved by the Board of Directors on 7 February 2007.

The Qantas Group is of the kind referred to in Australian Securities Investment Commission (ASIC) Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

(c) Significant accounting policies

The accounting policies applied by the Qantas Group in this Financial Report are the same as those applied by the Qantas Group in the consolidated Financial Report as at and for the year ended 30 June 2006.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 1. Statement of Significant Accounting Policies (continued)

(c) Significant accounting policies (continued)

In the prior financial year the Qantas Group adopted *AASB 132: Financial Instruments: Disclosure and Presentation* and *AASB 139: Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of *AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the Consolidated Statement of Changes in Equity.

The Qantas Group adopted *AASB 2005-9 Amendments to Australian Accounting Standards (September 2005)* as of 1 July 2006. The amendment requires liabilities to be recognised for certain financial guarantee contracts. The initial application of AASB 2005-9 has had no material impact on the Qantas Group.

(d) Estimates

The preparation of the Financial Report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this Financial Report, the significant judgements made by management in applying the Qantas Group's accounting policies and the key sources of uncertainty in estimation were the same as those that applied to the Financial Report as at and for the year ended 30 June 2006, with the following exceptions:

1 Changes in breakage assumptions for Frequent Flyer have resulted in a $51.6 million reduction in the Frequent Flyer liability during the half-year.

2 A reduction in the estimated useful life of aircraft modifications resulted in additional depreciation of $35.9 million during the half-year.

Note 2. Tax Reconciliation

The prima facie income tax on profit before related income tax expense differs from the income tax charged in the Income Statement and is calculated as follows:

	December 2006 $m	December 2005 $m
Profit before related income tax expense	523.4	483.5
Prima facie income tax expense @ 30%	157.0	145.1
Less: utilisation of carry forward tax losses	(1.5)	(21.4)
Add: other items	9.4	7.2
Income tax expense	164.9	130.9

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 3. Capital Expenditure Commitments

	December 2006 $m	June 2006 $m
Capital expenditure commitments contracted but not provided for in the Financial Statements, payable:		
Not later than June 2007	628.2	1,349.4
Not later than June 2008	621.9	4,753.1
Later than June 2008 but not later than June 2012	9,009.1	3,898.8
Later than June 2012	2,569.9	-
	12,829.1	10,001.3

Note 4. Dividends

A fully franked final dividend of 11 cents (2005: 10 cents fully franked) per ordinary share was paid on 4 October 2006 in relation to the financial year ended 30 June 2006. The total amount of the dividend declared was $215.1 million (2005: $189.9 million).

A fully franked special dividend of 15 cents per share has been declared. This will have the effect of distributing accumulated franking credits to shareholders.

Note 5. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2006 Annual Report remain unresolved. While the construction dispute referred to in the Annual Report is ongoing, the proceedings in respect of one aspect of the claim against Qantas have been summarily dismissed on appeal by the plaintiff.

A new class action claim was made during the half-year by a number of travel agents against IATA, Qantas and other airlines as a result of travel agents not being paid commission on fuel surcharge. The claim amount has not yet been determined and Qantas is investigating the claim.

As disclosed in the 2006 Annual Report, Qantas is being investigated by a number of regulators in relation to alleged price fixing in the air cargo market. In late January 2007, Qantas was made aware of representative proceedings filed in the Federal Court of Australia against Qantas and other airlines in relation to alleged price fixing in the air cargo market. On 1 February 2007 Qantas was served with representative proceedings filed in the Federal Court of Australia against Qantas and other airlines in relation to alleged price fixing in the air cargo market. No estimate of quantum is provided in the pleadings. Qantas expects that it will take at least 12 months before it is possible to quantify any direct or indirect liability associated with this matter.

Qantas, along with other major airlines, has undertaken to provide financial support to a number of airports should they enter into financial difficulty. This situation is considered to be very remote.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 5. Contingent Liabilities (continued)

On 14 December 2006 Airline Partners Australia Limited (APA) announced an intention to make a conditional takeover offer for all the ordinary shares in Qantas Airways Limited for $5.60 per share. Qantas entered into an Implementation Deed dated 14 December 2006 in regard to the transaction and the independent Directors unanimously recommended the offer in the absence of a superior proposal and subject to receipt of an independent expert's report.

As a consequence of these agreements, Qantas has a number of contingent liabilities which may crystalise if the APA bid is successful, as noted below:

1 Qantas has a number of Performance Equity Plans (Plans), tranches of which have not yet satisfied their vesting and performance criteria. If the APA bid is successful, the existing rules governing the operation of these Plans permits the Board to waive these conditions and vest all shares and rights (as is market practice in such transactions). This will result in an expense of $28.1 million being recognised to accelerate the vesting of these Plans. In addition, Qantas will be required to fair value the Plans before and after the vesting conditions are removed by the Board and further expense the differential. This additional amount can not be estimated at this time, as it is contingent upon future market valuations.

2 Qantas has entered into a number of contingent fee agreements with its advisors and valuers as a result of the bid made by APA to acquire Qantas. Should the bid be successful, Qantas will be required to pay contingent fees of approximately $98 million.

Note 6. Post Balance Date Events

There has not arisen in the interval between 31 December 2006 and the date of this report, any event that would have had a material effect on the interim financial statements at 31 December 2006.

Note 7. Segment Reporting

Business Segments

The segmentation of the Qantas Group into business segments supported by a corporate centre is progressively being implemented to deliver a broad range of benefits to the business.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is provided as follows:

1. Qantas and Jetstar as the Qantas Group's flying segments, which are supported by Qantas Engineering, Airports and Qantas Freight;

2. Qantas Holidays, which forms part of the Associated Businesses segment; and

3. Qantas Catering, which forms part of the Associated Businesses segment.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 7. Segment Reporting (continued)

Analysis by Business Segments	Qantas and other entities $m		Jetstar $m		Qantas Holidays $m		Qantas Flight Catering $m		Eliminations $m		Consolidated $m	
	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05
Sales and other income												
External segment revenue	6,759.7	6,086.3	479.2	301.9	409.5	381.9	78.5	87.1	-	-	7,726.9	6,857.2
Inter-segment revenue	95.1	41.1	33.2	22.5	92.6	104.9	183.4	190.6	(404.3)	(359.1)	-	-
Total segment sales and other income	**6,854.8**	**6,127.4**	**512.4**	**324.4**	**502.1**	**486.8**	**261.9**	**277.7**	**(404.3)**	**(359.1)**	**7,726.9**	**6,857.2**
Share of net profit of associates and jointly controlled entities	13.4	6.8	-	-	0.1	-	-	-	-	-	13.5	6.8
Profit before related income tax expense and net finance costs	490.8	466.9	23.3	9.6	18.1	18.4	15.3	16.1	-	-	547.5	511.0
Net finance (costs)/revenue	(31.8)	(35.1)	-	-	7.7	7.6	-	-	-	-	(24.1)	(27.5)
Profit before related income tax expense	**459.0**	**431.8**	**23.3**	**9.6**	**25.8**	**26.0**	**15.3**	**16.1**	-	-	**523.4**	**483.5**
Income tax expense											(164.9)	(130.9)
Profit for the half-year											**358.5**	**352.6**

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the Directors of Qantas Airways Limited.

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 31 December 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

- no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Martin Sheppard
Partner

Sydney

7 February 2007

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 14, are in accordance with the *Corporations Act 2001* , including:

(i) giving a true and fair view of the financial position of the Qantas Group as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard *AASB 134: Interim Financial Reporting* and the *Corporations Regulations 2001* ; and

(b) there are reasonable grounds to believe that Qantas Airways Limited and its controlled entities will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 7 February 2007

KPMG

Independent auditor's review report to the members of Qantas Airways Limited

We have reviewed the accompanying consolidated interim financial report ("financial report") of Qantas Airways Limited, which comprises the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, statement of changes in equity and statement of cash flows for the half year ended on that date, a statement of accounting policies, other explanatory notes 1 to 7, and the directors' declaration of the Qantas Airways Limited consolidated entity ("the Consolidated Entity"). The Consolidated Entity comprises Qantas Airways Limited ("the Company") and the entities it controlled at the half-year's end or from time to time during the half-year period.

Directors' Responsibility for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity,* in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and its performance for the interim period ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Qantas Airways Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Qantas Airways Limited, is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and of its performance for the half-year period ended on that date; and

(b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

Martin Sheppard
Partner

Sydney

7 February 2007

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS
for the half-year ended 31 December 2006

(Unaudited)		Half-Year Ended December 2006	Half-Year Ended December 2005	Percentage Increase/ (Decrease)
QANTAS INTERNATIONAL - SCHEDULED SERVICES[1]				
TRAFFIC AND CAPACITY				
Passengers carried	000	4,464	4,776	(6.5)
Revenue passenger kilometres (RPK)	m	30,996	30,219	2.6
Available seat kilometres (ASK)	m	38,361	39,319	(2.4)
Revenue seat factor	%	80.8	76.9	3.9 pts
Revenue freight tonne kilometres (RFTK)	m	1,415	1,382	2.4
QANTAS DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,344	8,133	2.6
Revenue passenger kilometres (RPK)	m	12,142	11,664	4.1
Available seat kilometres (ASK)	m	15,101	14,474	4.3
Revenue seat factor	%	80.4	80.6	(0.2) pts
QANTASLINK - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	1,949	1,629	19.6
Revenue passenger kilometres (RPK)	m	1,281	1,016	26.1
Available seat kilometres (ASK)	m	1,761	1,458	20.8
Revenue seat factor	%	72.8	69.7	3.1 pts
JETSTAR - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	3,781	2,722	38.9
Revenue passenger kilometres (RPK)	m	4,741	2,895	63.8
Available seat kilometres (ASK)	m	6,023	3,823	57.5
Revenue seat factor	%	78.7	75.7	3.0 pts
QANTAS GROUP OPERATIONS				
TRAFFIC AND CAPACITY				
Passengers carried	000	18,538	17,260	7.4
Revenue passenger kilometres (RPK)	m	49,160	45,794	7.4
Available seat kilometres (ASK)	m	61,245	59,074	3.7
Revenue seat factor	%	80.3	77.5	2.8 pts
Aircraft in service at year end[2]	#	211	205	6 units
FINANCIAL				
Yield (passenger revenue per RPK)	¢	11.65	10.87	7.2
PRODUCTIVITY				
Average full-time equivalent employees	#	33,725	35,158	(4.1)
RPK per employee	000	2,892	2,584	11.9
ASK per employee	000	3,602	3,333	8.1

1 Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.
2 Excludes six temporarily grounded B717-200 aircraft.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED PROFIT BEFORE RELATED INCOME TAX EXPENSE
for the half-year ended 31 December 2006

(Unaudited)	Half-Year Ended December 2006 $m	% of Group Total	Half-Year Ended December 2005 $m	% of Group Total
Qantas	423.6	80.9	414.4	85.7
Jetstar[1]	23.3	4.5	9.6	2.0
Total Flying Operations	446.9	85.4	424.0	87.7
Other Subsidiaries:[2]				
Qantas Holidays Group	25.8	4.9	26.0	5.4
Qantas Flight Catering Group	15.3	2.9	16.1	3.3
Qantas Defence Services	10.6	2.0	4.1	0.8
Equity Accounting	13.5	2.6	6.8	1.4
Other Subsidiaries	11.3	2.2	6.5	1.4
Total Other Subsidiaries	76.5	14.6	59.5	12.3
Group Profit Before Related Income Tax Expense	**523.4**	**100.0**	**483.5**	**100.0**

Notes

1 The current year Result for Jetstar includes $26.0 million of start-up costs incurred in establishing Jetstar International.

2 Subsidiary operations profit before related income tax expense includes profit earned on services provided to Qantas Airways Limited.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES

as at 31 December 2006

(Unaudited)	As at December 2006 $m	As at June 2006 $m
Balance Sheet Equity	6,078.5	6,081.1
Hedge Reserve	63.6	332.2
Equity excluding Hedge Reserve	6,014.9	5,748.9
On Balance Sheet Debt[1]		
Current Debt	735.9	440.8
Non-current Debt[2]	4,781.1	5,334.8
Cash and Cash Equivalents[3]	(3,180.1)	(3,031.6)
Fair value of hedges relating to debt[4]	(376.1)	(453.3)
Net On Balance Sheet Debt	1,960.8	2,290.7
Off Balance Sheet Debt		
Non-Cancellable Operating Leases[5]	2,548.7	2,670.8
Net Debt including Off Balance Sheet Debt	4,509.5	4,961.5
Balance Sheet including Off Balance Sheet Debt		
Total Assets[6]	21,632.8	21,932.0
Total Liabilities	15,443.5	15,780.2
Total Equity including Hedge Reserve	6,189.3	6,151.8
Less: Hedge Reserve	63.6	332.2
Total Equity excluding Hedge Reserve	6,125.7	5,819.6
Net Debt to Net Debt and Equity	24 : 76	27 : 73
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Hedge Reserve)	42 : 58	45 : 55
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and excluding Hedge Reserve)	42 : 58	46 : 54
Working Capital Ratio	45 : 55	48 : 52

Notes

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non-current debt excludes debt available to be set-off against non-current assets.
3. Cash and cash equivalents includes bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current aircraft security deposits have been pledged as security to providers of aircraft finance.
4. Fair value of hedges relating to debt represents the fair value of derivatives hedging debt in accordance with AASB 139: *Financial Instruments: Recognition and Measurement.*
5. Non-cancellable operating leases has been calculated assuming the assets are owned and debt funded and is not consistent with the disclosure requirements of *AASB 117: Leases*.
6. Total assets including assets related to off balance sheet debt has been calculated as the sum of total assets on the balance sheet and operating lease assets capitalised.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT
as at 31 December 2006

(Unaudited)	Half-Year Ended December 2006 $m	Half-Year Ended December 2005 $m
Borrowing Costs		
Net Borrowing Costs	24.1	27.5
Unwind of discount on non-current provisions	(17.4)	(11.8)
Unwind of discount on non-current receivables	5.7	-
Capitalised Interest	36.5	35.5
Interest on Non-cancellable Operating Leases	121.5	84.8
Adjusted Net Borrowing Costs	**170.4**	**136.0**
Interest Cover	22.7	18.6
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	4,735.5	4,896.7
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	3.6	2.8

* Average Net Debt balances are calculated on a weighted average basis.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
DERIVATIVE INEFFECTIVENESS (Unaudited)

Qantas is subject to foreign currency, interest rate, fuel price and credit risks. Derivative financial instruments are used to hedge these risks. It is Qantas policy not to enter into, issue or hold derivative financial instruments for speculative trading purposes.

Accounting standard *AASB 139: Financial Instruments: Recognition and Measurement* (AASB 139) contains a strict definition of hedge effectiveness for accounting purposes and requires that all derivatives be held at current market values. Each derivative transaction used to hedge identified risks must be documented and proven to be effective in offsetting changes in the value of the underlying risk within a range of 80%-125%. This measure of effectiveness may result in economically appropriate hedging transactions being deemed ineffective for accounting purposes.

Accounting ineffectiveness for derivative transactions has been split into two lines within the Consolidated Income Statement, as shown in the table below. The table shows the foreign exchange, interest rate and fuel hedging transactions that fail the accounting effectiveness measure in the half-year ended 31 December 2006.

	December 2006 $m	December 2005 $m
Ineffective hedging - closed derivative positions	33.5	30.6
Ineffective hedging - open derivative positions	99.4	(49.4)
Total Ineffectiveness	132.9	(18.8)

Two hedging strategies in particular drive ineffectiveness in Qantas accounting results. Crude oil prices and jet fuel prices do not always correlate within the 80% to 125% range required by AASB 139 and can result in changes in fair value of the derivative being deemed ineffective for accounting purposes from time to time. Also, ineffectiveness results from the treatment of options used as hedging instruments under AASB 139.

AASB 139 will only permit the intrinsic component of an option value to be deemed an effective hedge. As a result, all other aspects of the option value must be marked to market through the Consolidated Income Statement as ineffective. Changes in the non-intrinsic value do not necessarily reflect the original premium paid or potential losses if the option is held to maturity.

A total loss of $132.9m has been recognised as Derivative Ineffectiveness during the half-year. This includes a loss of $33.5m recognised as "Ineffectiveness hedging - closed derivative positions". This has been included in Operating Results in the Consolidated Income statement as it relates to derivative hedging instruments deemed ineffective for accounting purposes that matured during the half-year.

The remaining loss of $99.4m has been recognised as "Ineffectiveness hedging - open derivative positions". This has been excluded from Operating Results as it relates to derivative hedging instruments deemed ineffective for accounting purposes that are to hedge underlying risks in future reporting periods.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 10:32:26

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2006/07 Interim Financial Results - Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Cassandra Hamlin
08/02/2007 10:35 AM

To: Belinda De Rome/SYD/QANTAS@QANTAS, Simon SRU41 Rushton/SYD/QANTAS@QANTAS, Jane JBO99 Boyle/SYD/QANTAS@QANTAS, Erica ELO05 Lockhart/SYD/QANTAS@QANTAS
cc: Jean JMO25 Moore/SYD/QANTAS@QANTAS, Maria MZI03 Mamanidis/SYD/QANTAS@QANTAS, Martine MOK15 Massih/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Media release now lodged.

Cass

----- Forwarded by Cassandra Hamlin/SYD/QANTAS on 08/02/2007 10:34 AM -----



ASX.Online@asx.com.au
08/02/2007 10:32 AM

To: kathrynloader@qantas.com.au, bsjohnson@qantas.com.au, chamlin@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 422830 as follows:
Release Time: 08-Feb-2007  10:32:19
ASX Code: QAN
File Name: 422830.pdf
Your Announcement Title: 2006/07 Interim Financial Results - Media Release
```

422830.pdf

QANTAS

Media Release

QANTAS RESULTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

- Profit before tax of $523 million
- Net profit after tax of $359 million
- Revenue of $7.7 billion
- Earnings per share of 18.2 cents
- Operating cashflow over $1.0 billion
- Special dividend of 15.0 cents per share fully franked

QANTAS

Media Release

QANTAS REPORTS HALF-YEAR PROFIT OF $523 MILLION

SYDNEY, 8 February 2007: Qantas today announced a profit before tax (PBT) of $523 million for the half-year ended 31 December 2006, an 8.3 per cent increase on the prior comparative half-year to 31 December 2005.

Net profit after tax increased only 1.7 per cent to $359 million as a result of a favourable tax charge in the prior corresponding half.

The Chairman of Qantas, Ms Margaret Jackson, said that in December 2006, under the terms of the Airline Partners Australia (APA) takeover offer for Qantas, it was stated that the interim dividend that would otherwise have been payable in April 2007 would not be available. It was further stated that the Board would evaluate whether a fully franked Special Dividend could be paid during the bid period and, if this were possible, the offer consideration would be reduced by the dividend amount.

"We have established that a fully franked dividend can be paid and, accordingly, the Directors have today declared a fully franked Special Dividend of 15 cents per share, payable whether the APA offer succeeds or not. This Special Dividend will fully utilise all Qantas available franking credits," Ms Jackson said.

The Special Dividend will be paid to all Qantas shareholders who are recorded on the register at 5.00 pm (Sydney time) on 19 February 2007. Payment will be made on the earlier of 19 March 2007 and 10 business days after the APA offer is unconditional.

Ms Jackson said that in accordance with the APA offer terms, if the APA offer succeeded, Qantas shareholders would receive a total of $5.60, comprising the fully franked Special Dividend of 15 cents per share and the balance of the $5.60 offer price by way of cash payment from APA.

She said Qantas had also decided to suspend the Dividend Reinvestment Plan (DRP), a decision that had been contemplated prior to the takeover offer from APA.

"This move is in line with the continued strength of the company's balance sheet."

Ms Jackson said Qantas Directors believed the APA offer was the best opportunity for shareholders to realise significant value for their investment in Qantas.

She said the half-year result reflected buoyant consumer demand and efficiency improvements throughout the airline over the past three-and-a-half years.

"Like other Australian companies, we have benefited from the continued strength in the Australian economy," Ms Jackson said.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said crude oil prices had remained volatile during the six months – peaking at US$77 a barrel in July 2006.

"This has resulted in a total fuel bill $388 million higher than the comparative half year, after hedging.

Mr Dixon said the volatility in price remained, with prices only a few weeks ago reaching US$50 a barrel, before moving up to the current price of around US$60.

"On current forecasts, we expect our full year fuel costs to be around $3.5 billion, over $660 million higher than the prior full year.

"At these levels it is imperative we continue to seek efficiencies across all sections of our business."

Mr Dixon said Qantas' Sustainable Future Program had achieved benefits of $319 million during the half-year.

"Business transformation under the Program enabled an underlying improvement in unit costs of 0.9 per cent.

"We need to accelerate this unit cost reduction in the second half of the year if we are to achieve our target of $750 million."

Mr Dixon said other contributing factors to the half-year result were:

- capacity growth of 3.7 per cent, particularly within the leisure market segments as Jetstar consolidated its position domestically following delivery of its A320 fleet in the prior year and commenced long haul international operations in November 2006;

- a four-fold improvement in Jetstar's profit for the half year from $10 million to $51 million (excluding start-up costs for Jetstar International's operations);

- an improvement in yield of 7.2 per cent (including the favourable impact of foreign exchange rate movements) and a 2.8 percentage point improvement in seat factor to 80.3 per cent, principally in Qantas Airlines where there had been an improvement in international operations;

- cashflow from operations of over $1.0 billion which, after capital investments and other financing costs, saw the airline's cash position improve by $151 million to over $3.0 billion.

Mr Dixon said Qantas needed to continue to adjust its business to meet ongoing intense international competition, potential new costs from changed environmental regulations, and an expected new low cost airline in the Australian domestic market.

"However, despite these challenges we have and will continue to expand and invest in existing and growing markets.

"To this end, Jetstar International operations will expand to six A330-200 aircraft and Qantas will acquire four A330-200s over the next two years.

"Also, in late 2008 the Qantas Group will commence the introduction of the world's newest aircraft, the Airbus A380 and the Boeing 787."

He said Qantas had:

- increased Qantaslink capacity by over 20 per cent as it expanded regional flying with new Q400 aircraft;
- successfully launched Jetstar international operations in November 2006, which had added six new destinations to the Qantas Group network and created 500 new jobs;
- opened a new QantasLink pilot and cabin crew base in Canberra in September 2006, creating 30 jobs;
- announced increased services to San Francisco from March 2007;
- increased trans-continental capacity with the addition of wide body aircraft to these routes; and
- launched a range of product enhancements, including online check-in, with refreshed international menus and amenities on board from next month and state-of-the-art international First lounges opening in Melbourne and Sydney in April 2007.

Mr Dixon said the Qantas Group intended to build on its track record of growth and service excellence.

"I would like to take this opportunity to thank our staff for their unwavering professionalism during a period of difficult operating conditions and – more recently – relentless public speculation about the future of Qantas."

Outlook

We believe that the full year result will be around 30 to 40 per cent higher than last year's result subject to fuel costs not increasing significantly, demand continuing to grow and cost reductions not achieved in the first half being realised in the second half.

Group Revenue

Total revenue for the half-year was $7.7 billion, an increase of $870 million or 12.7 per cent on the prior half-year compared to capacity growth, measured in Available Seat Kilometres (ASK), of 3.7 per cent. Excluding the favourable impact of foreign exchange rate movements, total revenue increased by 12.5 per cent.

Net passenger revenue including fuel surcharge recoveries increased $717 million or 13.6 per cent to $6.0 billion. Traffic, measured in Revenue Passenger Kilometres (RPK), increased by 7.4 per cent while yield improved by 7.2 per cent. Excluding favourable foreign exchange rate movements, net passenger revenue was up 13.4 per cent, with yield improving 7.0 per cent.

Other revenue categories increased by $153 million or 9.7 per cent including a 6.7 per cent improvement in freight revenue from additional wet-leased freighter capacity and stronger yields.

Expenditure

Total operating expenditure increased by 10.7 per cent or $684 million to $7.1 billion, excluding borrowing costs and future ineffectiveness on open hedge instruments.

Total fuel costs increased by $388 million to $1.7 billion. The increase included $379 million due to fuel price rises after hedging, reflecting an average into-plane fuel price rise of 27.1 per cent. A 2.0 per cent increase in consumption from activity growth increased costs by $17 million while favourable foreign exchange rate movements reduced fuel costs by $8 million.

Manpower and staff related costs increased by $22 million or 1.3 per cent. Capacity growth, Enterprise Bargaining Agreement (EBA) wages and salary increases were offset by cost saving initiatives and productivity improvements of $114 million. Business restructuring costs increased by $61 million to a total of $111 million, including $100 million in redundancy costs with a total of 986 managed redundancies effected or announced during the period. Full-time equivalent employees (FTEs) decreased by 4.1 per cent on the prior comparative period.

Aircraft operating variable costs increased $16 million or 1.2 per cent to $1.3 billion, reflecting activity and price related increases, particularly domestic airport charges, offset by cost saving initiatives and capitalised maintenance costs as required under Australian International Financial Reporting Standards (A-IFRS).

Financing charges including depreciation, non-cancellable operating lease rentals and net interest increased by 19.7 per cent or $155 million. Depreciation expense included $19 million on new aircraft deliveries, $14 million from a change in aircraft modification depreciation policy and $41 million in depreciation on capitalised maintenance costs as required under A-IFRS. The increase in operating lease charges largely reflects the full-period effect of Jetstar's A320 aircraft. Net interest costs decreased $3 million due to higher average cash balances.

Total expenditure also included an unfavourable impact of $99 million from the accounting recognition of open hedging instruments (hedge ineffectiveness) as required under A-IFRS. This compares to a favourable impact of $49 million in the comparative results.

Net Impact of Foreign Exchange Rate Movements

The net effect of foreign exchange rate movements on overall profit before tax was an unfavourable impact of $8 million.

Sustainable Future Program

Benefits delivered across the Group under the Sustainable Future Program totalled $319 million in the half-year. Savings comprised labour savings of $111 million, distribution savings of $61 million and $147 million in fleet, product and overhead initiatives.

Restructuring costs associated with the Sustainable Future Program totalled $132 million, including $100 million in redundancy payments and provisions.

Group Unit Costs

Net expenditure cost per ASK increased by 11.6 per cent, driven by fuel cost movements, restructuring expenses and ineffectiveness from open hedge positions. After adjusting for those factors, unit costs decreased by 0.9 per cent despite wages and inflationary price increases.

Qantas Mainline

PBT for Qantas Mainline operations (including QantasLink and Australian Airlines) totalled $424 million, an increase of $9 million or 2.2 per cent on the comparative half-year.

Passenger revenue increased by 12.3 per cent, including fuel surcharge recoveries, reflecting an 8.3 per cent improvement in yield (excluding favourable foreign exchange rate movements) and a 2.8 point increase in seat factor to 80.4 per cent.

Constant capacity reflected the conversion of some Pacific Islands codeshare operations from block-space to free-sale, the transfer of some domestic flying to Jetstar and the new Q400 turboprop aircraft within QantasLink.

Net expenditure increased by 13.3 per cent, predominantly due to the impact of fuel price increases. Mainline net expenditure also includes the $132 million in restructuring costs and the $99 million from the accounting recognition of open hedging instruments.

Jetstar

Jetstar A320 operations, which include domestic Australia, Trans-Tasman and short-haul international, achieved a PBT of $51 million or a four-fold increase on the comparative half-year of $10 million.

Passenger revenue increased by $161 million or 55.2 per cent on a 50.7 per cent increase in capacity reflecting the expansion of the Jetstar domestic network, a full six months of Trans-Tasman flying and the transition to an all A320 fleet.

Net operating expenditure increased by $92 million or 39.0 per cent which was significantly below the capacity increase of 50.7 per cent and includes the impact of higher fuel prices.

Total expenditure per ASK was 7.75 cents, a reduction of 5.8 per cent on the comparative half-year and industry leading in Australia.

Jetstar International commenced operations with an interim fleet of A330-200s on 23 November 2006 with the inaugural flight from Melbourne to Bangkok followed by services to Phuket commencing on 24 November 2006 and Sydney - Ho Chi Minh City operations from 30 November. In December 2006, Jetstar International commenced flying to Bali and Honolulu and achieved a break-even operating result for its first full month of operations. Start-up costs expensed in the period prior to commencement of operations totalled $26 million.

Market Share

Total Qantas Group international market share was 31.3 per cent based on the latest Bureau of Transport and Regional Economics (BTRE) statistics for the four months ended October 2006, a 0.2 point increase on the comparative period.

Total Qantas Group domestic market-share for the five months to November 2006 as reported by the BTRE was 67.5 per cent, a 1.5 point increase on the comparative period.

Qantas Holidays

Qantas Holidays reported a half-year PBT of $26 million, which was in line with the comparative half-year. The continued trend of consumers to unbundle domestic and point-to-point international travel resulted in lower passenger volumes, although these were offset by improved margin management and stronger inbound and reseller activity.

As an outbound destination, Bali continues to be impacted by the October 2005 bombings, with bookings down 46 per cent on the former level of activity, although this has been partially offset by substantial growth to Thailand.

Bookings through the Ready Rooms on-line channel have also seen substantial growth, increasing over 60 per cent on the comparative period.

Qantas Flight Catering Group

Qantas Flight Catering (QFC) achieved a PBT of $15 million, 5.1 per cent down on the comparative half-year. This reflected lower client volumes, including the cessation of services on behalf of Malaysian Airlines, and lower Qantas volumes from the transfer of some domestic services to Jetstar. The decline in revenue was largely offset by lower material costs and labour savings.

QFC has begun a change management program at its Sydney facilities, which is expected to take up to two years, that will see the establishment of a 'client only' facility at Caterair Sydney with 'Qantas only' volumes being delivered from the existing QFCL facility.

Cash Flow and Balance Sheet

Net cash held at 31 December 2006 was over $3.0 billion, an increase of $151 million compared to 30 June 2006.

Cash flow from operations totalled $1,050 million, an increase of $65 million or 6.6 per cent compared to the profit after tax improvement of 1.7 per cent.

Net capital expenditure totalled $661 million and included the purchase of three new Q400 aircraft, progress payments on A380, A330, B738 and B787 aircraft, modifications, spares and related equipment.

Net cash outflows from financing activities totalled $238 million, and included $116 million in dividend payments net of reinvestment under the DRP and net debt repayments of $122 million.

The book debt to equity ratio (including off Balance Sheet debt) at 31 December 2006 was 42:58 compared to 45:55 at 30 June 2006.

Earnings per share (EPS) was 18.2 cents per share.

Special Dividend

The Special Dividend of 15 cents per share is a fully franked Special Dividend payable on the earlier of 19 March 2007 and 10 business days after the APA offer is unconditional, with a record date (books close) of Monday, 19 February 2007.

Issued by Corporate Communication (Q3526)
Media inquiries: Belinda de Rome +61 (0) 2 9691 3762

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 10:36:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2006/07 Interim Results - Supplementary Information

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

2006/07 Interim Results
Supplementary Information

Revenue



$bn
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$6.9bn
$7.7bn
Dec 2005
Dec 2006

- Net passenger revenue up 13.6%
- Net freight revenue up 6.7%
- Tours and travel revenue up 7.2%
- Contract work revenue down 10.9%
- Other income up 24.4%

Note: All revenue movements include the impact of foreign exchange movements.

QANTAS

Revenue

- Tours and travel revenue up 7.2% (up 6.6% excluding exchange)
- Contract work revenue down 10.9% (down 10.9% excluding exchange)
  - Decline in third-party ground handling and catering revenue
- Other income up 24.4% (up 24.5% excluding exchange)
  - Recognition of $97.5 million of compensation for the late delivery of aircraft

QANTAS

Expenditure

- **Expenditure excluding net finance costs up 13.1% (up 12.8% excluding exchange)**
  - Manpower and staff related costs up 1.3% (up 1.4% excluding exchange)
    - Includes increased restructuring costs of $61 million under the Sustainable Future Program (SFP)
    - Group ASKs up 3.7%
    - Increase in wages of 3% under current EBAs
    - Partially offset by SFP benefits
    - Average FTEs down 4.1%
    - Manpower cost per ASK (excluding SFP costs) down 5.8%

QANTAS

Expenditure

- Depreciation and amortisation costs up 17.7%
  - New aircraft in 1H06 (2 x A330-300) and 1H07 (3 x Q400)
  - Aircraft retired between July 2005 and June 2006 (1 x B747-300, 2 x B737-300, 2 x Dash 8)
  - $12 million from a change in accounting policy on aircraft modifications
  - $41 million in depreciation on capitalised maintenance costs as required under A-IFRS

QANTAS

Expenditure

- Capacity hire costs down 17.0% (down 16.6% excluding exchange)
  - Due to a move to a free sale codeshare agreement with Air Pacific and Air Vanuatu
- Non-cancellable operating lease rentals up 32.8%
  - Reflecting the impact of 15 Jetstar A320-200 leases acquired in 2005/06
  - Partially offset by the return of nine wet-leased BAe 146 aircraft

QANTAS

Expenditure

- Other costs up 146.2% (up 124.4% excluding exchange)
  - Includes the unfavourable impact of $99 million from the accounting recognition of open hedging instruments (hedge ineffectiveness) as required under A-IFRS, compared to a favourable impact of $49 million in the comparative results
- Net finance costs down 12.4% (down 16.2% excluding exchange)
  - Due to interest received from higher average cash balance

Qantas Mainline

PBT $m


$m
600
400
200
0
$414m
$424m
Dec 2005
Dec 2006

- PBT of $424m, or 80.9% of Group PBT
- RPKs up 3.5%
- ASKs down 0.1%
- Seat factor up 2.8% pts to 80.4%
- Yield excluding exchange increased by 8.3%

QANTAS

Yield

- Total Domestic yield (Qantas, QantasLink and Jetstar) excluding exchange for the six months to December 2006 increased by 3.5% when compared with the six months to December 2005

- Total International yield (Qantas, Jetstar International and Trans-Tasman operations) excluding exchange increased by 8.3% over the same period

QANTAS

Equity Accounted Investments

Contribution to Net Profit

	Six months to December 2006 $m	Six months to December 2005 $m	Increase/ (decrease) $m
Australian air Express	8.7	5.6	3.1
Star Track Express	9.6	9.7	(0.1)
Air Pacific	0.1	2.4	(2.3)
Jetstar Asia / Orangestar	(4.4)	(12.2)	7.8
Jet Turbine Services	(1.9)	(2.3)	0.4
Thai Air Cargo	-	0.7	(0.7)
Travel Software Solutions	0.1	2.2	(2.1)
Other	1.3	0.7	0.6
Total	13.5	6.8	6.7

QANTAS

Aircraft Delivery

Aircraft Type	30/06/2006	1H07 In	1H07 (Out)	Transfers	31/12/2006
Qantas					
B747-300	5				5
B747-400	24				24
B747-400ER	6				6
B767-300ER	22				22
B767-336ER	7				7
B737-300	2			1	3
B737-300JC	7			(2)	5
B737-400JC	2				2
B737-400	19				19
B737-800NG	33				33
A330-200	4			(3)	1
A330-300	10				10
TOTAL MAINLINE FLEET	**141**	**-**	**-**	**(4)**	**137**
Jetstar					
A320-200	24				24
A330-200	-			3	3
QantasLink					
Boeing 717-200	8				8
BAe 146	2		(2)		-
Turbo Props	35	3			38
Express Freighters					
B737-300SF	-			1	1
TOTAL GROUP FLEET *	**210**	**3**	**(2)**	**-**	**211**

* Aircraft movements are reflected as and when they enter into service. Excludes six temporarily grounded B717-200 aircraft.

QANTAS

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/02/2007

TIME: 09:40:20

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Target's Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

12 February 2007

Companies Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Qantas Target's Statement

As required by item 14 of section 633(1) of the Corporations Act, attached is a copy of the Target's Statement served today by Qantas Airways Limited on Airline Partners Australia Limited in response to its Bidder's Statement dated 2 February 2007.

Yours faithfully

Cassandra Hamlin

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

Qantas Airways Limited

ABN 16 009 661 901

Target's Statement

YOUR INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU

ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER

IN THE ABSENCE OF A SUPERIOR PROPOSAL



Joint Financial Advisers

UBS Investment Bank

Carnegie, Wylie & Company

Legal Adviser

Allens Arthur Robinson

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately. If you have any questions, please contact the Qantas Shareholder Information Line on 1300 658 942 (if in Australia) or +61 3 9415 4285 (if outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

QANTAS

Qantas Shareholder Information Line

Qantas has established a Shareholder Information Line which Qantas shareholders may call if they have any queries in relation to Airline Partners Australia's Offer. The telephone number for the Qantas Shareholder Information Line is 1300 658 942 (if in Australia) or +61 3 9415 4285 (if outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

As required by the Corporations Act, calls to the Qantas Shareholder Information Line will be recorded, indexed and stored.

IMPORTANT INFORMATION

Nature of this document

This document is a target's statement issued by Qantas under Part 6.5 Division 3 of the Corporations Act in response to the Bidder's Statement issued by Airline Partners Australia on 2 February 2007.

A copy of this Target's Statement was lodged with ASIC on 12 February 2007. Neither ASIC nor any of its officers takes any responsibility for the content of this Target's Statement.

A copy of this Target's Statement has also been provided to the ASX. Neither the ASX nor any of its officers takes any responsibility for the contents of this Target's Statement.

Investment advice

This Target's Statement does not take into account your individual objectives, financial situation or particular needs. It does not contain personal advice. Your Directors encourage you to seek independent financial and tax advice before making a decision as to whether to accept Airline Partners Australia's Offer.

Disclaimer as to forward looking statements

Some of the statements appearing in this Target's Statement are in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Qantas, any of its officers or any person named in this Target's Statement with their consent or any person involved in the preparation of this Target's Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Target's Statement reflect views held only as at the date of this Target's Statement.

Notice to foreign Qantas shareholders

The distribution of this Target's Statement may, in some jurisdictions, be restricted by law or regulation. Accordingly, persons who come into possession of this Target's Statement should inform themselves of, and observe, those restrictions.

Defined terms

A number of defined terms are used in this Target's Statement. Unless the contrary intention appears, the context requires otherwise or terms are defined in this Target's Statement (including in Section 12), words and phrases in this Target's Statement have the same meaning and interpretation as in the Corporations Act.



TABLE OF CONTENTS

KEY DATES

Date of Airline Partners Australia's Offer	5 February 2007
Date of this Target's Statement	12 February 2007
Offer closes (unless extended or withdrawn in accordance with the Corporations Act)	7.00pm (Sydney time) on 9 March 2007

Chairman's Letter to Qantas Shareholders

12 FEBRUARY 2007



Dear Shareholder

Late last year I informed you that Airline Partners Australia had made an offer of $5.60 cash per share for all your Qantas shares (the ***Offer***).

When your Board announced the Offer on 14 December 2006, the recommendation that shareholders accept was conditional on two things:

- that there was no superior proposal; and
- that in an independent expert's opinion, the Offer was fair and reasonable.

No superior proposal has emerged to date and the Independent Expert, Grant Samuel & Associates, has confirmed that the Offer is both fair and reasonable.

Therefore your Board unanimously recommends that you accept Airline Partners Australia's Offer of $5.60 per share (in the absence of a superior proposal emerging).

The key reasons for the Independent Directors' recommendation are:

- it represents very good value for shareholders. The Offer price of $5.60 per share is at a substantial premium to recent trading, being:
  - a 33 per cent premium to the closing price of $4.20 on 6 November 2006, the day before the first speculation about the Offer; and
  - a 61 per cent premium to Qantas' volume weighted average share price of $3.48 over the six months to that date; and
- it is a fair and reasonable price. The Offer price of $5.60 per share is within the Independent Expert's valuation range for a change of control transaction of $5.18 to $5.98 per Qantas share. Grant Samuel notes that "any price above $5.18 would be fair value".

The purpose of this Target's Statement is to provide you with all the information you need to make an informed decision about whether to accept the Offer, including the findings of the Independent Expert, details about Airline Partners Australia and the Australian tax consequences relevant to the Offer. It enables you to see your Board's detailed response to the Bidder's Statement, which you should already have received from Airline Partners Australia.

In my six-and-a-half years as Chairman, working with my fellow Board members, Geoff Dixon as CEO and an outstanding management team, Qantas has performed strongly. We have been aggressive and innovative in pursuit of success and security for the company. We are proud of our record. Qantas has delivered year-on-year profits, growth and diversification. But while the business has prospered, the Qantas share price has not. The three-year average price of Qantas shares before speculation about the takeover was just $3.49.

There has been a lot of commentary about the comparatively new trend of private equity-led offers for Australian companies. In view of the terms of the initial approach by the consortium, we did not consider that it was in shareholders' interests to reject that approach, so your Board entered into an evaluation of the proposal in good faith with appropriate protocols to deal with the conflicts of interest that could have arisen. The final Airline Partners Australia Offer is the result of extensive negotiations and has been carefully considered by all the Independent Directors of your Board, which means all members excluding the Executive Directors Geoff Dixon (Chief Executive Officer) and Peter Gregg (Chief Financial Officer).

The Independent Directors have reviewed all available alternatives to maximise value for Qantas shareholders. The Offer is the best available option to enable Qantas shareholders to realise significant value for their investment. Grant Samuel has noted that: "The fundamental question for shareholders is whether there is a reasonable prospect of obtaining a price higher than $5.60 within the foreseeable future, either in the sharemarket or through an alternative acquirer". The Independent Directors considered that this would not be achievable if Qantas remained a listed company. Indeed, Grant Samuel comments that "there is a possibility that the shares could trade at levels approaching the offer price of $5.60 at some future date but it may take some time and would require a confluence of favourable outcomes".

Beyond our duty to protect the interests of current Qantas shareholders, your Board has recognised the broader shareholder and community concern for the well-being of this company. Qantas is an iconic Australian business, employing many thousands of Australians and serving the interests of Australia in tourism, defence and emergency relief. It has been my privilege as Chairman to witness the dedication and talent of our Qantas staff and to see the high esteem in which Qantas is held in the aviation industry, in Australia and around the world. Qantas is a precious part of Australian history. I am proud of its past and I care deeply about its future.

Airline Partners Australia's bidder's statement and public comments to date show clear support for the immensely capable and dedicated current Qantas senior management team, led by Geoff Dixon. This same team will guide the company in continuing to implement Qantas' existing strategy. The Board also recognises and respects that the Foreign Investment Review Board will be assessing the proposal during the next few weeks and reporting back to the Federal Treasurer.

In our 14 December announcement, we stated that under the terms of the Offer, the interim dividend that would otherwise have been payable in April 2007 would not be available. We also said the Board would evaluate whether a fully franked special dividend could be paid during the bid period, in which case the Offer consideration would be reduced by the dividend amount.

Accordingly, on 8 February 2007 the Directors declared a fully franked special dividend of 15 cents per share, payable whether the Offer succeeds or not. This special dividend will fully utilise all Qantas' available franking credits and in the Board's view is in the best interests of shareholders.

The special dividend will be paid to all Qantas shareholders who are recorded on the Register at 5.00pm (Sydney time) on 19 February 2007. Further details concerning the payment date and the taxation consequences are set out in this Target's Statement. In accordance with the Offer terms, if the Offer succeeds, Qantas shareholders will receive a total of $5.60, comprising the fully franked special dividend of 15 cents per share and the balance of the $5.60 Offer price by way of cash payment from Airline Partners Australia.

With the information, advice and recommendations provided in this document, the sale of your shareholding is now a matter for your individual judgement. However, as I have already stated, it is the recommendation of the Independent Directors of Qantas that you accept Airline Partners Australia's Offer of $5.60 per share, which is what I and my fellow Independent Directors will do, for all our Qantas shares (in the absence of a superior proposal). The proposal is also supported by the Executive Directors.

If the Offer is successful, as we believe it will be, the Independent Directors will retire from the Board and be replaced by Airline Partners Australia's nominated representatives on the Offer becoming unconditional.

On behalf of your Board, I have been greatly honoured to represent your interests.

Yours sincerely



Margaret Jackson, AC
Chairman

1. WHY THE INDEPENDENT DIRECTORS RECOMMEND THAT YOU ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER

1. AIRLINE PARTNERS AUSTRALIA'S OFFER VALUES QANTAS SHARES HIGHER THAN QANTAS SHARES HAVE EVER TRADED

The consideration being offered by Airline Partners Australia under the Offer is $5.60 cash per share.[1] This price is higher than Qantas shares have ever traded and is significantly higher than the price at which Qantas shares have traded during the three year period prior to the initial speculation about the Offer.



APA's Offer price: $5.60
6 Nov 2006
3 year VWAP to 6 Nov 2006: $3.49

2. AIRLINE PARTNERS AUSTRALIA'S OFFER IS AT A SIGNIFICANT PREMIUM TO RECENT TRADING

Airline Partners Australia's Offer price of $5.60 cash per Qantas share[2] represents:

- a 33% premium to the closing share price of $4.20 on 6 November 2006, the day before the first speculation about the Offer; and
- a 61% premium to Qantas' volume weighted average share price (***VWAP***) of $3.48 over the 6 months to that date.

The Offer consideration premium over and above other recent Qantas share price trading measures is shown below.



$3.61
55% premium
$3.48
61% premium
$3.72
50% premium
$4.13
36% premium
$4.20
33% premium
APA's Offer price
$5.60
VWAP
APA's Offer price

3. THE INDEPENDENT EXPERT CONSIDERS THAT AIRLINE PARTNERS AUSTRALIA'S OFFER IS FAIR AND REASONABLE

The report of Grant Samuel & Associates, the Independent Expert appointed by the Board, is set out in Annexure A. The Independent Expert considers that, in its opinion: "the APA Offer of $5.60 per share (inclusive of the special dividend) is fair and reasonable."

The Qantas Board recommends that you read the Independent Expert's Report in full.

1. For Qantas shareholders who receive the Special Dividend of $0.15 on their shares, and for those shareholders who acquire their shares on or after the Ex-Dividend Date, the amount to be received from Airline Partners Australia under the Offer will be reduced by the amount of the Special Dividend. See section 3.4 for details.
2. See footnote 1 above

4. THE INDEPENDENT EXPERT HAS STATED THAT ANY PRICE ABOVE $5.18 WOULD REPRESENT FAIR VALUE

Your Independent Directors consider that the Independent Expert's valuation range is a useful guide to the value of Qantas shares in the context of Airline Partners Australia's Offer.

The Independent Expert's estimated valuation range for a change of control transaction in relation to Qantas in the current market is $5.18 to $5.98 per share. Further, the Independent Expert has stated that: "Any price above $5.18 would be fair value".

It is important to note that the Independent Expert has stated that: "precision in the valuation of Qantas shares is unrealistic given the inherent volatility of the business, the sensitivity of earnings and cash flows to small changes in key variables (such as load factor, yield or fuel price) and the difficulties of long range and even short term forecasting. Nevertheless, Grant Samuel believes that the APA Offer of $5.60 per share (inclusive of the special dividend) represents fair value for a change of control transaction in the current market".

The Independent Expert goes on to state that: "Qantas' strategic plans and the available growth opportunities could, if realised, ultimately support a value of $5.60 or more but there are significant execution and other risks. It is Grant Samuel's judgement that the balance of potential return and risk suggests that shareholders are likely to be better off accepting $5.60 now rather than waiting for such a price to be achieved over time through other means. In effect, shareholders will capture a reasonable share of the upside potential by accepting the APA Offer."

The Independent Expert's range lies towards the top end of its base case discounted cash flow valuation range. The Independent Expert has stated that: "discounted cash flow analysis (which explicitly captures the capital expenditure requirements of the business) demonstrates that a net present value of $5.60 requires scenarios that reflect a reasonably optimistic set of assumptions."

5. THE OFFER IS THE RESULT OF EXTENSIVE NEGOTIATIONS WITH AIRLINE PARTNERS AUSTRALIA

The Independent Directors have reviewed all available alternatives to maximise value to Qantas shareholders. The proposal from Airline Partners Australia is the result of extensive negotiations and the Independent Directors consider it is the best available alternative to enable Qantas shareholders to realise significant value for their shares.

6. IF AIRLINE PARTNERS AUSTRALIA'S OFFER DOES NOT PROCEED, IT IS LIKELY THAT QANTAS' SHARE PRICE WILL FALL

The share price as at 6 November 2006 (the day before the first media speculation about the Offer) was $4.20. The share price as at 9 February 2007 (being the last closing price prior to the date of this Target's Statement) was $5.37, which is a 4% discount to Airline Partners Australia's Offer price of $5.60 cash per Qantas share.[3] The latest price for Qantas shares is available from the ASX website at www.asx.com.au.[4]

Given the takeover premium represented in Airline Partners Australia's Offer, it is likely that Qantas' share price will fall below current levels if Airline Partners Australia's Offer does not proceed and no superior proposal emerges.

The Independent Expert has stated that: "The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful. It may trade higher than $4.20 given the earnings upgrade and the reductions in fuel price but, in the absence of regulatory change, there is no reason to expect a significant re-rating in the short term." As at the date of this Target's Statement, your Board is not aware of any other bona fide proposal from a third party to acquire control of Qantas.

The Independent Expert has noted that: "The fundamental question for shareholders is whether there is a reasonable prospect of obtaining a price higher than $5.60 within the foreseeable future, either in the sharemarket or through an alternative acquirer. APA has declared its offer to be final. In the absence of regulatory change, there is little prospect of an alternative offer. The question therefore turns on where the shares might be expected to trade if the APA Offer is not successful."

The Independent Expert comments that: "there is a possibility that the shares could trade at levels approaching the offer price of $5.60 at some future date but it may take some time and would require a confluence of favourable outcomes..."

3. See footnote 1 above.
4. Note that prices obtained from www.asx.com.au during trading hours are delayed by at least 20 minutes.

2. FREQUENTLY ASKED QUESTIONS

This section answers some commonly asked questions about Airline Partners Australia's Offer. This section should be read together with all the other parts of this Target's Statement.

1. WHO CURRENTLY OWNS QANTAS?

Qantas listed on the ASX in 1995 following the sale by the Australian Government of its majority stake in the company. The shares in Qantas are currently owned by a range of domestic and foreign shareholders.

2. WHO IS AIRLINE PARTNERS AUSTRALIA?

Airline Partners Australia is an Australian company. The main investors in Airline Partners Australia are Allco Finance Group Limited, Allco Equity Partners Limited, TPG, Onex Partners and Macquarie Bank Limited. Airline Partners Australia has stated that Qantas will remain majority Australian-owned and controlled, as required by the Qantas Sale Act.

For further details about Airline Partners Australia, see section 2 of the Bidder's Statement.

3. WHAT IS AIRLINE PARTNERS AUSTRALIA'S OFFER FOR MY QANTAS SHARES?

Airline Partners Australia is offering $5.60 cash for each Qantas share held by you.[5]

Airline Partners Australia has declared its Offer price to be final (ie. it will not be increased), in the absence of an alternative proposal being announced.

4. WHAT IS THE SPECIAL DIVIDEND?

Airline Partners Australia's Offer of $5.60 cash for each Qantas share was made on the basis that:

- no dividends could be paid after the Announcement Date (14 December 2006) without Airline Partners Australia's consent; *but*
- if Airline Partners Australia consented to payment of a dividend, the amount payable by Airline Partners Australia would be reduced by the amount of the dividend, so that Qantas shareholders would still receive $5.60 cash per share.

On 8 February 2007, Qantas announced a fully franked special dividend of $0.15 for each Qantas share (the ***Special Dividend***), with Airline Partners Australia's consent. Therefore, if the Offer is successful, Qantas shareholders will receive a total of $5.60 per share, comprising:

- the fully franked Special Dividend of $0.15 per share; and
- the balance of the $5.60 Offer price, ie. $5.45, by way of a cash payment from Airline Partners Australia.

Qantas shareholders should note that Qantas' Dividend Reinvestment Plan has been suspended.

For further details on the Special Dividend, see section 3.4 and for further details on the tax consequences, see section 10.

5. WILL I RECEIVE THE SPECIAL DIVIDEND?

The Special Dividend will be paid to all Qantas shareholders who are recorded on the Register as at 5.00pm (Sydney time) on 19 February 2007. Payment will be made on the earlier of:

- 19 March 2007; and
- 10 business days after the Offer goes unconditional.

If you are the registered holder of Qantas shares as at 5.00pm (Sydney time) on 19 February 2007, you will receive the Special Dividend whether or not you accept the Offer.

For further details on the Special Dividend, see section 3.4 and for further details on the tax consequences, see section 10.

6. IS AIRLINE PARTNERS AUSTRALIA'S OFFER SUBJECT TO CONDITIONS?

Airline Partners Australia's Offer is subject to conditions which, in summary, are:

- 90% minimum acceptance;
- no court order or final decision of a public authority which restrains or prohibits the Offer;
- no material adverse change to Qantas;
- no termination of the Implementation Deed; and
- no prescribed occurrences.

For further details, see section 8 2 of this Target's Statement and Appendix 2 of the Bidder's Statement.

5. For Qantas shareholders who receive the Special Dividend of $0.15 on their shares, and for those shareholders who acquire their shares on or after the Ex-Dividend Date, the amount to be received from Airline Partners Australia under the Offer will be reduced by the amount of the Special Dividend See section 3 4 for details

7. WHAT ARE THE INDEPENDENT DIRECTORS OF QANTAS RECOMMENDING?

The Independent Directors of Qantas unanimously recommend that you accept Airline Partners Australia's Offer, in the absence of a superior proposal. The reasons for this recommendation are set out in section 1.

Furthermore, each Independent Director of Qantas intends to accept Airline Partners Australia's Offer for their Qantas shares, in the absence of a superior proposal.

Qantas' Executive Directors, Mr Geoff Dixon (Chief Executive Officer) and Mr Peter Gregg (Chief Financial Officer and Executive General Manager Strategy) did not participate in the Board's consideration of the terms of the Offer, given that they may be offered opportunities after the Offer Period to invest in a privately held Qantas if the Offer is successful. However, both Executive Directors support the decision of the Independent Directors to unanimously recommend that you accept the Offer, in the absence of a superior proposal.

8. WHAT CHOICES DO I HAVE AS A QANTAS SHAREHOLDER?

As a Qantas shareholder, you have the following choices in respect of your shares:

- to accept the Offer;
- to do nothing; or
- to sell your shares on the ASX (unless you have already accepted the Offer for your Qantas shares), in which case you will not receive the Special Dividend if you sell before 13 February 2007 (being the ex-dividend date of the Special Dividend).

For further details, see section 6.

9. HOW DO I ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER?

See section 9 of this Target's Statement and Appendix 1 of the Bidder's Statement.

10. HOW DO I REJECT THE OFFER?

If you do not wish to accept the Offer, you do not need to do anything in respect of the documents sent to you by Airline Partners Australia.

11. WHAT ARE THE CONSEQUENCES OF ACCEPTING AIRLINE PARTNERS AUSTRALIA'S OFFER NOW?

If you accept Airline Partners Australia's Offer, you will lose the ability to sell your Qantas shares to anyone else including:

- by selling them on the ASX; or
- by accepting any superior proposal that might emerge.

Shareholders should note that as at the date of this Target's Statement your Directors are not aware of any other bona fide proposal to acquire control of Qantas.

12. IF I ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER, CAN I WITHDRAW MY ACCEPTANCE?

You may only withdraw your acceptance if Airline Partners Australia varies the Offer in a way that postpones the time when Airline Partners Australia is required to satisfy its obligations under the Offer by more than 1 month (eg. if Airline Partners Australia extends the Offer Period for more than 1 month while the Offer remains conditional).

13. WHAT ARE THE CONSEQUENCES IF I DO NOT ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER?

If you do not accept Airline Partners Australia's Offer, you are free to deal with your Qantas shares as you wish. However, the share price may fall if the Offer lapses (see Question 16) and/or your shares could be compulsorily acquired (see Question 19). See also section 6.3.

14. WHEN DOES AIRLINE PARTNERS AUSTRALIA'S OFFER CLOSE?

The Offer is presently scheduled to close at 7.00 pm (Sydney time) on 9 March 2007, but the Offer Period can be extended in certain circumstances. For further details, see section 8.7.

15. HOW WILL I KNOW IF THE OFFER BECOMES UNCONDITIONAL?

Airline Partners Australia is required to notify Qantas and the ASX if the conditions to the Offer become satisfied or waived. Such notices from Airline Partners Australia will be available on the ASX website at www.asx.com.au, and you may also receive further correspondence from Airline Partners Australia advising you that the Offer has become unconditional.

2. FREQUENTLY ASKED QUESTIONS

16. WHAT HAPPENS IF THE CONDITIONS OF AIRLINE PARTNERS AUSTRALIA'S OFFER ARE NOT SATISFIED OR WAIVED?

If the conditions are not satisfied or waived before Airline Partners Australia's Offer closes (eg. the 90% minimum acceptance condition is not achieved as a result of insufficient acceptances), the Offer will lapse. You would then be free to deal with your Qantas shares even if you had accepted the Offer.

In that circumstance, Qantas will continue to operate as a stand-alone ASX listed entity focused on its current strategies. The rights of Qantas shareholders will remain unchanged, although the Independent Expert states that: "The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful. It may trade higher than $4.20 given the earnings upgrade and the reductions in fuel price but, in the absence of regulatory change, there is no reason to expect a significant re-rating in the short term."

However, the Special Dividend will be paid by Qantas to shareholders irrespective of the outcome of Airline Partners Australia's Offer.

17. WHEN WILL I RECEIVE PAYMENT IF I ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER?

If you accept the Offer, Airline Partners Australia will pay you the consideration which you are entitled to receive from it on or before the earlier of:

- 1 month after the later of the Offer being validly accepted by you and the Offer (or the contract resulting from acceptance of the Offer) becoming unconditional; and
- 21 days after the end of the Offer Period.

For further details, see Appendix 1 of the Bidder's Statement.

18. WHAT ARE THE TAX CONSEQUENCES OF ACCEPTING AIRLINE PARTNERS AUSTRALIA'S OFFER?

The tax consequences of accepting Airline Partners Australia's Offer depend on a number of factors and will vary depending on your particular circumstances. A general outline of the Australian tax consequences of accepting the Offer is set out in section 10.

19. WILL I BE FORCED TO SELL MY QANTAS SHARES?

You cannot be forced to sell your Qantas shares unless Airline Partners Australia acquires a relevant interest in at least 90% of all the Qantas shares and is able to proceed with compulsory acquisition of the remaining Qantas shares in accordance with the Corporations Act. For further details, see section 7.7 of the Bidder's Statement.

20. WHAT WILL HAPPEN TO QANTAS IF AIRLINE PARTNERS AUSTRALIA'S OFFER IS SUCCESSFUL?

If the Offer is successful, the Independent Directors will retire from the Board when the Offer becomes or is declared unconditional, and at that time Airline Partners Australia intends to appoint new Directors as set out in the Bidder's Statement.

Details of Airline Partners Australia's intentions for Qantas are set out in section 4 of the Bidder's Statement.

Airline Partners Australia has stated in its Bidder's Statement that, if Airline Partners Australia is successful in acquiring at least 90% of the Qantas shares:

- Airline Partners Australia will seek to compulsorily acquire the remaining Qantas shares;
- Airline Partners Australia will invite Geoff Dixon to join the board of Airline Partners Australia and he will be asked to continue as a Director of Qantas; and
- Airline Partners Australia will arrange for Qantas to be removed from the ASX and the ASX Listing Rules will no longer apply to Qantas, though Qantas will remain subject to government regulation, including the Qantas Sale Act.

21. IS THERE A NUMBER I CAN CALL IF I HAVE FURTHER QUESTIONS IN RELATION TO AIRLINE PARTNERS AUSTRALIA'S OFFER?

Yes. If you have further questions in relation to Airline Partners Australia's Offer you can call the Qantas Shareholder Information Line on 1300 658 942 (if in Australia) or +61 3 9415 4285 (if outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).

As required by the Corporations Act, calls to the Qantas Shareholder Information Line will be recorded, indexed and stored.

3. PROFILE OF QANTAS

3.1 OVERVIEW

Qantas is the world's second oldest airline, having been founded in 1920 as Queensland and Northern Territory Aerial Services Limited. Qantas has grown to become Australia's largest domestic and international airline with approximately 37,000 staff and a network that spans 143 destinations around the world (including codeshare services). It is widely regarded as one of the world's leading long-distance airlines and is considered one of the most trusted brands in Australia.

Qantas is a founding member of the **oneworld** alliance which comprises some of the world's leading airlines, including American Airlines, British Airways and Cathay Pacific.

Qantas listed on the ASX in 1995 following the sale by the Australian Government of its majority stake in the company. The shares in Qantas are currently owned by a range of domestic and foreign shareholders.

3.2 CURRENT BUSINESS ACTIVITIES

Qantas has two major flying businesses and a diverse range of airline-related businesses.

(a) Flying businesses

The flying businesses are split into two major brands: Qantas, the full service brand, and Jetstar, the value-based brand.

Qantas

Qantas' domestic operations conduct an average of 330 domestic flights per day and serve 18 destinations throughout Australia. Qantas Domestic operates two class aircraft on all routes and focuses largely on routes with a strong business travel component.

In addition to the core domestic airline, the QantasLink brand operates an extensive regional network of 49 destinations within Australia through three wholly-owned subsidiaries of Qantas: Airlink Pty Limited, Eastern Australia Airlines Pty Limited and Sunstate Airlines (Qld) Pty Limited. Services in New Zealand are operated under the Qantas brand through the wholly-owned subsidiary Jetconnect Limited.

The total domestic market share of Qantas Domestic, QantasLink and Jetstar (see below) is approximately 67%.

Qantas' international operations account for approximately 27% of all flights departing from Australia each week. Its principal routes are to the United Kingdom and Europe, North America, Asia, New Zealand and South Africa.

Qantas is a member of the **oneworld** alliance and, as a result, links into 135 countries with over 600 destinations via alliances with its **oneworld** partners.

Jetstar

Jetstar was formed to provide lower cost services predominantly to leisure travellers. It currently operates to 21 destinations in Australia and New Zealand and recently commenced services to Indonesia, Thailand, Vietnam and Hawaii.

Jetstar Asia

Qantas owns 45.04% of Orangestar Investment Holdings Pte Limited, a Singaporean company which operates two value-based carriers, Jetstar Asia and Valuair. Together, Jetstar Asia and Valuair service 12 destinations in nine countries in Asia.

(b) Airline-related businesses

Below is a description of Qantas' key airline-related businesses.

Qantas Engineering

Qantas Engineering is one of the largest aircraft engineering and maintenance businesses in the Asia Pacific region. Qantas Engineering operates from five major maintenance facilities plus line stations in Australia and several locations overseas. Qantas Engineering provides its services principally to Qantas but also to other airlines.

Within Qantas Engineering, Qantas Defence Services provides aviation maintenance services to the Australian Defence Force.

Qantas Freight

Qantas Freight offers a range of services in three main areas: linehaul (bellyspace), freighter and terminal operations. Qantas Freight also operates international freight ground handling facilities in Sydney, Melbourne, Brisbane, Perth and Los Angeles.

Domestic freight is marketed by Australian air Express Pty Limited and Star Track Express Holdings Pty Limited, two 50%-owned joint venture companies with Australia Post. Australian air Express offers express air services throughout Australia and Star Track Express offers express road services throughout Australia.

Qantas Airports

Qantas Airports provides services ranging from customer service and baggage check-in to ramp services for Qantas, QantasLink and other client airlines. Wholly-owned subsidiary

3. PROFILE OF QANTAS

Express Ground Handling Pty Limited provides ramp and baggage handling services to Jetstar.

Qantas Flight Catering

Qantas Flight Catering Holdings Limited is a wholly-owned subsidiary of Qantas which operates two catering businesses: Qantas Flight Catering and Caterair Airport Services. Together, the businesses operate seven catering centres in six Australian ports. In addition, Qantas owns Snap Fresh Pty Limited, a frozen food manufacturing facility.

Qantas Holidays

Qantas Holidays is a major wholesaler in Australia of international and domestic holidays for independent travellers and small groups. Qantas Holidays also has a 75% interest in Singapore-based Holiday Tours and Travel Pte Limited, which sells wholesale land packages from Asia to Australia and provides tours, travel and transfer services throughout Asia.

Qantas Holidays also operates ReadyRooms 365, an internet booking service for hotel accommodation in Australia and New Zealand.

3.3 FINANCIAL INFORMATION

On 8 February 2007, Qantas released its results for the 6 months ended 31 December 2006. A copy of those results are annexed to this Target's Statement (see Annexure B). The results are summarised below.

The summarised financial information presented below should be read in conjunction with the Qantas results for the 6 months ended 31 December 2006 included in Annexure B.

Except as disclosed in this Target's Statement, in the half-yearly results to 31 December 2006 or in any other announcement to the ASX in accordance with Qantas' continuous disclosure obligations, the financial position of Qantas has not, within the knowledge of the Qantas Directors, materially changed since 31 December 2006. The Qantas Directors note, however, that the financial position of Qantas is from time to time affected by a range of external factors such as changes in fuel prices.

3.4 SPECIAL DIVIDEND

Airline Partners Australia has stated in its Bidder's Statement that, under the Offer terms, the amount of consideration that you receive directly from Airline Partners Australia will be reduced by the amount or value of any 'rights' attaching to Qantas shares, on or after 14 December 2006 (being the Offer announcement date), which Airline Partners Australia does not receive, including any dividend (special, interim or otherwise) declared by Qantas.

In other words, Airline Partners Australia's Offer of $5.60 cash for each Qantas share was made on the basis that:

- no dividends could be paid after the Announcement Date (14 December 2006) without Airline Partners Australia's consent; *but*

	Half-year ended 31 Dec 2006 $m	Half-year ended 31 Dec 2005 $m	Variance to comparative half-year $m	Variance to comparative half-year %
Sales and other income	7,727	6,857	870	12.7
Total expenditure	7,180	6,346	833	13.1
Profit before related income tax and net finance costs	547	511	37	7.2
Net finance costs	(24)	(27)	3	(11.1)
Profit before related income tax	523	484	40	8.3
Income tax expense	(165)	(131)	(34)	26.0
Net profit	**359**	**353**	**6**	**1.7**

- if Airline Partners Australia consented to payment of a dividend, the amount payable by Airline Partners Australia would be reduced by the amount of the dividend, so that you would still receive $5.60 cash per share.

On 8 February 2007, Qantas announced a fully franked special dividend of $0.15 for each Qantas share (the ***Special Dividend***), with Airline Partners Australia's consent. Therefore, if the Offer is successful, each Qantas shareholder will receive a total of $5.60 per share, comprising:

- the fully franked Special Dividend of $0.15 per share (assuming the shareholder is registered on the Record Date – see below); and
- the balance of the $5.60 Offer price, ie. $5.45, by way of a cash payment from Airline Partners Australia (assuming the Offer becomes or is declared unconditional).

The Special Dividend will be paid to all Qantas shareholders who are recorded on the Register as at 5.00pm (Sydney time) on 19 February 2007 (the ***Record Date***). Payment will be made on the earlier of:

- 19 March 2007; and
- 10 business days after the Offer becomes or is declared unconditional.

If you are the registered holder of Qantas shares on the Record Date, you will receive the Special Dividend whether or not you accept the Offer. The Special Dividend will be paid irrespective of the outcome of the Offer.

As foreshadowed by Qantas' announcement on 14 December 2006, the Special Dividend is to be paid in substitution for any interim dividend that may otherwise have been paid in April 2007. It will fully utilise all of Qantas' available franking credits.

Timetable

As described previously, the timetable for the Special Dividend is as follows.

Date	Event
8 February 2007	Announcement of Special Dividend
13 February 2007	Ex-Dividend Date for Special Dividend. To be entitled to the Special Dividend, a person must have purchased Qantas shares prior to the Ex-Dividend Date.
5.00pm (Sydney time) on 19 February 2007	Record Date to determine shareholders who are entitled to be paid the Special Dividend
The earlier of • 19 March 2007; and • 10 business days after the Offer becomes or is declared unconditional.	Payment date

Suspension of Dividend Reinvestment Plan

At the same time as announcing the Special Dividend, Qantas announced the Qantas Board's decision to suspend the company's Dividend Reinvestment Plan (***DRP***). The suspension has been effected pursuant to Rule 12(a) of the DRP, which entitles the Qantas Directors to terminate or suspend the DRP at any time on giving notice to DRP participants of the termination or suspension. For the purposes of Rule 12(a), the Qantas Directors hereby give formal notice to all DRP participants that the DRP is suspended. The effect of the suspension is that the Special Dividend cannot be applied to acquire further Qantas shares under the DRP.

Shares purchased on or after the Ex-Dividend Date

If you have purchased Qantas shares on or after the Ex-Dividend Date of 13 February 2007, you will not receive the Special Dividend on those shares. This is because the Special Dividend will have been paid to the previous holder of your shares who was registered as the shareholder on the Record Date. If you accept the Offer for those Qantas shares, and the Offer becomes or is declared unconditional, you will receive $5.45 by way of a cash payment from Airline Partners Australia.

3. PROFILE OF QANTAS

Shares issued to you after the Record Date

If, as a result of the conversion of a Right or Entitlement under Qantas' employee incentive plans (see section 11.1), you are issued shares after the Record Date, you will not receive the Special Dividend on those shares. If you accept the Offer for those Qantas shares, and the Offer becomes or is declared unconditional, you will receive $5.60 by way of a cash payment from Airline Partners Australia.

Tax consequences

A general outline of the Australian tax consequences of receiving the Special Dividend is set out in section 10.

3.5 QANTAS SALE ACT

Qantas' Constitution contains the following provisions required by the Qantas Sale Act to ensure the independence of the Qantas Board and to protect the airline's position as Australia's national flag carrier:

- the head office must be located in Australia;
- two-thirds of the Qantas Directors must be Australian citizens;
- the Chairman must be an Australian citizen;
- maximum 49% aggregate foreign ownership;
- maximum 35% aggregate foreign airline ownership; and
- maximum 25% ownership by one foreign person.

These provisions will continue to apply to Qantas if the Offer is successful and Qantas becomes a wholly-owned subsidiary of Airline Partners Australia. These provisions cannot be removed or amended without corresponding amendments to the Qantas Sale Act. The Australian Government has publicly stated that the restrictions on foreign ownership of Qantas will remain in place.

3.6 ISSUED CAPITAL

As at the date of this Target's Statement, Qantas' issued capital consisted of 1,984,027,311 Qantas ordinary shares (this includes 9,624,536 Deferred Shares allocated under the DSP – see section 11.1).

3.7 SUBSTANTIAL HOLDERS

As at 9 February 2007, Qantas had 3 substantial shareholders (based on substantial holding notices filed with the ASX), in addition to Airline Partners Australia (see section 4.3).

Shareholder	Number of shares	% voting power
UBS Nominees Pty Ltd[6]	177,429,406	8.94%
The Capital Group of Companies Inc[7]	134,974,699	6.80%
Barclays Group[8]	102,796,232	5.20%

6. Substantial shareholder notice dated 5 October 2006.
7. Substantial shareholder notice dated 25 January 2007.
8. Substantial shareholder notice dated 29 December 2006.

4. IMPORTANT MATTERS FOR QANTAS SHAREHOLDERS TO CONSIDER

4.1 MANAGEMENT OF POTENTIAL CONFLICT ISSUES

On 14 December 2006, Airline Partners Australia announced its Offer to acquire 100% of the Qantas shares for $5.60 cash per share.[9] The Offer was announced following negotiations between the Independent Directors and Airline Partners Australia after the Independent Directors rejected Airline Partners Australia's initial proposal. These negotiations resulted in the removal of a number of unacceptable conditions and a substantial break fee, as well as an increase in the offer price from $5.50 to $5.60 cash per share.

Earlier, on 1 November 2006, Macquarie Bank Limited and Texas Pacific Group (on behalf of a consortium of investors) had submitted to Qantas a confidential, indicative and incomplete proposal to acquire all of the Qantas shares (the ***Indicative Proposal***). The Indicative Proposal was expressed to be conditional upon satisfactory due diligence (among other things) and also indicated that certain key executives, including Qantas' Executive Directors, would be able to participate in the continued management of Qantas following a change of control.

The Qantas Board undertook a preliminary investigation of the Indicative Proposal and concluded that it was bona fide with the potential to enable Qantas shareholders to realise significant value for their shares if an offer were to be put on appropriate terms. On that basis, the Board granted due diligence and management access to the consortium investors after obtaining confidentiality undertakings and setting up protocols to manage any potential conflicts of interest. In giving such authorisation, the Board recognised that Qantas' senior management were in a position of potential conflict in any formal proposal from the consortium investors. The Board managed this potential conflict in 3 ways.

First, Qantas' Executive Directors, Mr Geoff Dixon and Mr Peter Gregg, did not participate in the Board's consideration of the terms of the Indicative Proposal or the Offer. The decision to recommend the Offer to Qantas shareholders (in the absence of a superior proposal and subject to the receipt of an independent expert's report concluding that the Offer is fair and reasonable) was one made solely by the Independent Directors.

Second, strict protocols were established to govern the interaction between Qantas' executives and the consortium investors and in the conduct of due diligence. Broadly, these protocols provided that any discussions between Qantas' key executives and consortium investors needed to be agreed in advance by Qantas' external advisers, always include a representative from Qantas' legal adviser and, depending on which Qantas executive was involved, always have present the Chairman or another Independent Director or, for more routine matters, a representative from Qantas' financial advisers.

Third, the Independent Directors appointed external financial and legal advisers.

If the Offer is successful, the Independent Directors will retire from the Board when the Offer becomes or is declared unconditional, and at that time Airline Partners Australia intends to appoint new Directors as set out in the Bidder's Statement.

4.2 INDEPENDENT EXPERT'S REPORT

This Target's Statement includes, in Annexure A, a copy of a report by Grant Samuel & Associates (an independent expert not associated with either Qantas or Airline Partners Australia) stating whether, in its opinion, Airline Partners Australia's Offer is fair and reasonable and giving reasons for forming that opinion.

The Independent Expert has concluded that Airline Partners Australia's Offer is fair and reasonable.

The Qantas Board recommends that you read the Independent Expert's Report in full.

4.3 MINORITY OWNERSHIP CONSEQUENCES

As at 9 February 2007, Airline Partners Australia has (based on a substantial holding notice filed with the ASX):

- a relevant interest in 5,391,376 Qantas shares; and
- 0.27% voting power in Qantas.

The Offer is presently subject to a 90% minimum acceptance condition. This condition, like all other conditions to the Offer, may be waived by Airline Partners Australia.

In section 4 of the Bidder's Statement, Airline Partners Australia sets out its intentions in the event that it does not become entitled to at least 90% of the Qantas shares but proceeds with the Offer and acquires a majority shareholding in Qantas. If this were to occur, those Qantas shareholders

9. See footnote 1 above.

4. IMPORTANT MATTERS FOR QANTAS SHAREHOLDERS TO CONSIDER

who do not accept the Offer will become minority shareholders in Qantas. This has a number of possible implications including the following:

- Airline Partners Australia will be in a position to cast the majority of votes at a general meeting of Qantas. This will enable Airline Partners Australia to control the composition of the Qantas Board and senior management, determine Qantas' dividend policy and control the strategic direction of the businesses of the Qantas Group;
- Airline Partners Australia intends to replace some of the members of the Qantas Board with nominees of Airline Partners Australia so that the number of Airline Partners Australia's nominees will be approximately proportionate to Airline Partners Australia's holding of Qantas shares;
- the Qantas share price may fall immediately following the end of the Offer Period. Such an outcome is consistent with the proposition that (in the absence of the Offer or another takeover offer being outstanding), the price for a Qantas share on the ASX reflects the value of that share on a portfolio basis while the price payable under a takeover should be higher to reflect the value of the Qantas share on a 100% controlling interest basis;
- it is likely that the liquidity of Qantas shares would be significantly lower than at present, with the result that it will be more difficult to buy and sell Qantas shares on the ASX. Airline Partners Australia has stated that, subject to maintaining a sufficient spread of Qantas shareholders, it will retain the listing of Qantas on the ASX; however, if a sufficient spread of Qantas shareholders is not achieved, Airline Partners Australia may seek to terminate Qantas' listing on the ASX (or ASX may initiate a termination of that listing). If Qantas is de-listed, Qantas shares will not be able to be bought or sold on the ASX;
- if Airline Partners Australia acquires 75% or more of the Qantas shares, it will be able to pass special resolutions of Qantas. This will enable Airline Partners Australia to, among other things, change Qantas' Constitution (subject to the provisions of the Qantas Sale Act); and
- the change of control provisions in the contracts referred to in section 11.2 will or may be triggered. Depending on the action taken by the parties who have the benefit of those provisions, it is possible that this will have a material adverse effect on Qantas, and therefore on the value of your Qantas shares.

In section 4.7.5 of its Bidder's Statement, Airline Partners Australia has stated that, to the extent that Qantas is not a wholly-owned subsidiary of Airline Partners Australia, and there are Qantas minority shareholders, Airline Partners Australia intends that the Directors of Qantas appointed by it will act at all times in accordance with their fiduciary duties as required by law and that all legal requirements are complied with in pursuing any of the intentions outlined in section 4.7 of the Bidder's Statement.

4.4 QANTAS SHARE PRICE IF AIRLINE PARTNERS AUSTRALIA'S OFFER IS UNSUCCESSFUL

The Independent Expert considers that, in its opinion: "The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful. It may trade higher than $4.20 given the earnings upgrade and the reductions in fuel price but, in the absence of regulatory change, there is no reason to expect a significant re-rating in the short term."

4.5 TAX CONSEQUENCES OF ACCEPTING AIRLINE PARTNERS AUSTRALIA'S OFFER

The tax consequences of accepting Airline Partners Australia's Offer depend on a number of factors and will vary depending on your particular circumstances. A general outline of the Australian tax consequences of accepting the Offer is set out in section 10. The outline provided is of a general nature only and you should seek your own specific professional advice as to the tax consequences applicable to your circumstances.

5. INDEPENDENT DIRECTORS' RECOMMENDATION AND DIRECTORS' INTERESTS

5.1 DIRECTORS OF QANTAS AND THEIR INTERESTS IN QANTAS SHARES

As at the date of this Target's Statement, the Directors of Qantas and their relevant interests in Qantas shares[10] are:

Name	Position	Relevant interests in Qantas shares
Ms Margaret Jackson, AC	Chairman, Independent Non-Executive Director	122,997
Mr Geoff Dixon	Chief Executive Officer	1,720,517 (of which 749,500 are Deferred Shares)
Mr Peter Gregg	Chief Financial Officer and Executive General Manager Strategy	1,105,529 (of which 620,500 are Deferred Shares)
Mr Paul Anderson	Independent Non-Executive Director	25,000
Mr Mike Codd, AC	Independent Non-Executive Director	13,408
General Peter Cosgrove, AC, MC	Independent Non-Executive Director	2,124
Mrs Patricia Cross	Independent Non-Executive Director	2,163
Mr Garry Hounsell	Independent Non-Executive Director	33,811
Mr James Packer	Independent Non-Executive Director	53,101
Dr John Schubert	Independent Non-Executive Director	34,753
Mr James Strong, AO	Independent Non-Executive Director	28,158

Each of the Independent Non-Executive Directors desires to make, and considers himself or herself justified in making, a recommendation to Qantas shareholders. The Independent Non-Executive Directors are referred to in this section and elsewhere in this Target's Statement as the ***Independent Directors***.

As part of Qantas' senior management team, Mr Geoff Dixon and Mr Peter Gregg may be offered opportunities via a Management Rollover Offer after the Offer Period to invest in a privately held Qantas should the Offer be successful. For this reason, Mr Geoff Dixon and Mr Peter Gregg do not consider it is appropriate for them to make, and they have not made, a recommendation to Qantas shareholders. However, both of them support Airline Partners Australia's Offer and agree with the decision of the Independent Directors to unanimously recommend that you accept the Offer, in the absence of a superior proposal.

5.2 INDEPENDENT DIRECTORS' RECOMMENDATION

After taking into account each of the matters in this Target's Statement (including the Independent Expert's Report) and in the Bidder's Statement, **each Independent Director recommends that you accept Airline Partners Australia's Offer, in the absence of a superior proposal**. The reasons for that recommendation are set out in section 1.

In considering whether to accept the Offer, the Independent Directors encourage you to:

- read this Target's Statement (including the Independent Expert's Report) and the Bidder's Statement;
- have regard to your individual risk profile, portfolio strategy, tax position and financial circumstances; and
- obtain financial advice from your broker or financial adviser upon the Offer and obtain tax advice on the effect of accepting the Offer.

10. As at the date of this Target's Statement, Mr Geoff Dixon also holds 750,000 Rights and 483,688 Entitlements, and Mr Peter Gregg holds 280,000 Rights and 78,100 Entitlements.

5. INDEPENDENT DIRECTORS' RECOMMENDATION AND DIRECTORS' INTERESTS

5.3 INDEPENDENT DIRECTORS' INTENTIONS IN RELATION TO PERSONAL SHAREHOLDINGS

Each independent Director intends to accept Airline Partners Australia's Offer in respect of their Qantas shares, in the absence of a superior proposal.

5.4 EXECUTIVE DIRECTORS' INTENTIONS IN RELATION TO PERSONAL SHAREHOLDINGS

(a) Geoff Dixon

Under a Pre-Bid Agreement signed with Airline Partners Australia, Mr Geoff Dixon has agreed not to dispose of:

- 749,500 Deferred Shares;
- 750,000 shares which will be allocated to him if his Rights are converted in the circumstances described in section 11.1(b); and
- 100,232 shares otherwise currently held by him or on his behalf,

during the Offer Period or for 2 weeks thereafter. The disposal restriction does not apply if Airline Partners Australia makes a Management Rollover Offer after the Offer Period and Mr Dixon accepts that offer.

Mr Dixon intends to accept Airline Partners Australia's Offer, in the absence of a superior proposal, in respect of:

- 870,785 shares currently held by him or on his behalf; and
- all Qantas shares which will be allocated to him if his Entitlements are converted in the circumstances described in section 11.1(c).

For further details, see section 7.3 of the Bidder's Statement.

(b) Mr Peter Gregg

Under a Pre-Bid Agreement signed with Airline Partners Australia, Mr Peter Gregg has agreed not to dispose of:

- 620,500 Deferred Shares;
- 280,000 shares which will be allocated to him if his Rights are converted in the circumstances described in section 11.1(b); and
- 485,029 shares otherwise currently held by him or on his behalf,

during the Offer Period or for 2 weeks thereafter. The disposal restriction does not apply if Airline Partners Australia makes a Management Rollover Offer after the Offer Period and Mr Gregg accepts that offer.

Mr Gregg intends to accept Airline Partners Australia's Offer, in the absence of a superior proposal, in respect of all Qantas shares which will be allocated to him if his Entitlements are converted in the circumstances described in section 11.1(c).

For further details, see section 7.3 of the Bidder's Statement.

5.5 DIRECTORS' DEALINGS IN QANTAS SHARES

No Director of Qantas has acquired or disposed of a relevant interest in any Qantas shares in the 4 month period ending on the date immediately before the date of this Target's Statement.

5.6 NO INTERESTS AND DEALINGS IN AIRLINE PARTNERS AUSTRALIA SECURITIES

No Director of Qantas:

- has a relevant interest in any securities issued by Airline Partners Australia; or
- acquired or disposed of a relevant interest in any securities issued by Airline Partners Australia in the 4 month period ending on the date immediately before the date of this Target's Statement.

5.7 BENEFITS AND AGREEMENTS

(a) Retirement benefits as a result of the Offer

As a result of Airline Partners Australia's Offer, no person has been or will be given any benefit in connection with the retirement of that person, or someone else, from a board or managerial office of Qantas or a subsidiary of Qantas.

(b) Agreements connected with or conditional on Airline Partners Australia's Offer

Except as described in section 5.4, there are no agreements or arrangements between any Director of Qantas and any other person in connection with, or conditional upon, the outcome of Airline Partners Australia's Offer.

(c) Interests of Directors in contracts with Airline Partners Australia

Except as described in section 5.4, none of the Directors of Qantas has any interest in any contract entered into by Airline Partners Australia.

5.8 INSURANCE AND INDEMNITIES

Each Director, each Secretary and certain senior officers of Qantas have signed Protection Deeds with Qantas under which each such person is protected to the fullest extent permitted by law against:

- any liability incurred by the person as an officer of Qantas or another relevant company; and
- any legal costs reasonably incurred in connection with a claim brought against the person as an officer of Qantas or another relevant company.

The standard form Protection Deed for Directors also permits the Director access to Board papers and documents, and imposes on Qantas certain obligations to procure insurance cover for the benefit of the Director in respect of liabilities incurred by the Director as a Director of Qantas or another relevant company.

In addition, under the Qantas Constitution, Qantas indemnifies, to the extent permitted by law, each Director, Secretary and Assistant Secretary against any liability incurred by that person as an officer of Qantas or another relevant company.

Qantas is the policyholder of directors' and officers' liability insurance policies. The current policy period runs from 31 October 2006 to 31 October 2007. In certain circumstances, including where Qantas becomes a subsidiary of another entity, cover under the policies applies only to claims arising from matters occurring prior to the effective time of change of control and which are notified to insurers prior to the expiration of the claims notification period applicable to the policies.

Under the terms of the Protection Deeds, Qantas is legally obliged to use its best endeavours to procure that each Director and Secretary is insured for a period of seven years from the date on which he or she ceases to be a Director or Secretary. Qantas must also use its best endeavours to ensure that the terms on which each Director and Secretary is insured are not materially less favourable to that person than those in force at the time the person ceased to be a Director or Secretary. Qantas will discharge this obligation by arranging 'run-off' insurance cover which will enable claims to be notified to insurers under the current policies during an extended claims notification period of 7 years after the end of the current policy period.

6. YOUR CHOICES AS A QANTAS SHAREHOLDER

As a Qantas shareholder you have three choices currently available to you.

6.1 ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER

You can accept Airline Partners Australia's Offer. **Each of the Independent Directors of Qantas recommends that you accept the Offer, in the absence of a superior proposal.**

If you accept the Offer, you will lose the ability to sell your Qantas shares to anyone else, including:

- by selling them on the ASX; or
- by accepting any superior proposal that might emerge.

Further, you will only have limited rights to withdraw your acceptance (see section 8.9).

In respect of each of your Qantas shares, the cash amount which you receive from Airline Partners Australia, and whether or not you receive the Special Dividend, will depend on whether you are registered as the holder of that share on the Record Date or whether the share was issued to you after the Record Date (see section 3.4).

If you accept the Offer and you are an Australian shareholder, you may be liable for capital gains tax on the disposal of your shares (see section 10). However, you will not incur a brokerage charge.

6.2 SELL YOUR QANTAS SHARES ON MARKET

During a takeover, shareholders in a target company can still sell their shares on the ASX for cash provided that they have not accepted the takeover offer.

On 9 February 2007, the Qantas share price closed at $5.37, which is lower than Airline Partners Australia's Offer price of $5.60 cash per share.[11] The latest price for Qantas shares may be obtained from the ASX website at www.asx.com.au.[12]

If you sell your shares on-market:

- you will lose the ability to accept Airline Partners Australia's Offer or any other proposal that may emerge;
- you may receive more or less for your Qantas shares than the Offer price of $5.60 cash per share[13];
- you will not receive the Special Dividend on those shares if the sale occurs before the Ex-Dividend Date; and
- you may incur a brokerage charge.

In respect of each of your Qantas shares, whether or not you receive the Special Dividend will depend on whether you are registered as the holder of that share on the Record Date or whether the share was issued to you after the Record Date (see section 3.4).

If you wish to sell your shares on the ASX, you should contact your Broker. If you are an Australian shareholder and sell your shares on the ASX for cash, you may be liable for capital gains tax on the disposal of your shares (as you as an Australian shareholder may be if you accept the Offer – see sections 6.1 and 10).

6.3 DO NOTHING

If you do not wish to accept Airline Partners Australia's Offer and do not wish to sell your Qantas shares on market, you should do nothing.

In respect of each of your Qantas shares, whether or not you receive the Special Dividend will depend on whether you are registered as the holder of that share on the Record Date or whether the share was issued to you after the Record Date (see section 3.4).

However, you should note that if Airline Partners Australia acquires:

- at least 90% of the Qantas shares, it will be entitled to compulsorily acquire the shares that it does not already own (see section 7.7 of the Bidder's Statement for further details); or
- more than 50% and less than 90% of the Qantas shares, and the other defeating conditions of the Offer are either satisfied or waived, shareholders who do not accept the Offer will become minority shareholders in Qantas which in those circumstances is controlled by Airline Partners Australia (see section 4.3 for further details).

You should also note that if Airline Partners Australia acquires less than 90% of the Qantas shares and the 90% minimum acceptance condition is not waived, then the Offer will lapse. The Independent Expert considers that, in its opinion: "The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful. It may trade higher than $4.20 given the earnings upgrade and the reductions in fuel price but, in the absence of regulatory change, there is no reason to expect a significant re-rating in the short term."

11. See footnote 1 above.
12. Note that prices obtained from www.asx.com.au during trading hours are delayed by at least 20 minutes
13. See footnote 1 above.

7. PROFILE OF AIRLINE PARTNERS AUSTRALIA

The information below concerning Airline Partners Australia has been prepared based on a review of publicly available information (including the Bidder's Statement) which has not been independently verified. Qantas does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information. The information on Airline Partners Australia in this Target's Statement should not be considered comprehensive. Detailed information relating to Airline Partners Australia and its owners is set out in section 2 of the Bidder's Statement.

Airline Partners Australia is a company incorporated in Australia for the specific purpose of making the Offer. The company has not undertaken any business other than in connection with the Offer.

The investors which own Airline Partners Australia, through their holdings of special warrants in Airline Partners Australia or units in the APA Fund (defined below), held directly or through wholly-owned subsidiaries or special purpose vehicles, will include Allco Finance Group Limited, Allco Equity Partners Limited, TPG, Onex Partners and Macquarie Bank Limited (the ***Investor Group Members***) and the Take-Up Investors (see section 5.4.1 of the Bidder's Statement). The ***APA Fund*** is Airline Partners Australia Fund, a unit trust proposed to be established by the Investor Group Members.

The ownership structure of the APA Fund and Airline Partners Australia immediately preceding payment of consideration to Qantas shareholders who accept the Offer is set out in section 2 of the Bidder's Statement.

8. KEY FEATURES OF AIRLINE PARTNERS AUSTRALIA'S OFFER

8.1 OFFER PRICE

Airline Partners Australia is offering $5.60 cash for each Qantas share.[14] This will only be payable if all the conditions of the Offer are satisfied or waived. Airline Partners Australia has declared its Offer price of $5.60[15] to be final, in the absence of an alternative proposal being announced.

The Offer relates to Qantas shares that exist at 2 February 2007 and extends to any Qantas shares issued between 2 February 2007 and the end of the Offer Period as a result of any conversion of Rights or Entitlements.

You may only accept the Offer in respect of **all** your Qantas shares.

8.2 CONDITIONS OF AIRLINE PARTNERS AUSTRALIA'S OFFER

In broad summary, Airline Partners Australia's Offer is subject to the following conditions:

- **(90% minimum acceptance)** that during, or at the end of the Offer Period, Airline Partners Australia and its associates have a relevant interest in at least 90% of all Qantas shares;
- **(no injunction)** that before the end of the Offer Period, there is not in effect any court order or final decision of a public authority (other than ASIC or the Takeovers Panel) which restrains or prohibits the Offer or the acquisition of Qantas shares under the Offer;
- **(no material adverse change)** that during the Offer Period, no event (or series of related events) occurs which has or is likely to have the effect of reducing the consolidated net profits after tax of Qantas and its subsidiaries (as a group) by at least $100 million (after taking into account any matters which offset the impact of the events giving rise to the adverse effect). This condition will not be breached by any events resulting from:
  - changes in general economic or political conditions or the securities, credit or financial markets in general (excluding acts of terrorism against any airline or airport);
  - changes in generally accepted accounting principles or the interpretation of them;
  - a change in the price of jet fuel;
  - normal seasonal changes in Qantas' results of operations; or
  - any weather-related event or natural disaster;
- **(no termination of Implementation Deed)** that there is no breach of the Implementation Deed by Qantas which entitles Airline Partners Australia to terminate that deed and Airline Partners Australia has terminated that deed within 5 business days of becoming aware of that entitlement; and
- **(no prescribed occurrence)** that no 'prescribed occurrence' (eg. issue of new securities by a Qantas Group entity, or winding-up of a Qantas Group entity) occurs from the date the Bidder's Statement is given to Qantas until the end of the Offer Period, except with the prior written consent of Airline Partners Australia or as disclosed to Airline Partners Australia prior to the date of the Implementation Deed (ie. prior to 14 December 2006) or in connection with a solvent winding-up, reconstruction or amalgamation of a subsidiary of Qantas.

Those conditions are set out in full in Appendix 2 of the Bidder's Statement.

8.3 LIKELIHOOD OF CONDITIONS BEING SATISFIED

As at the date of this Target's Statement, Qantas is not aware of any act, omission, event or fact that would result in the breach or non-satisfaction of a condition of Airline Partners Australia's Offer. Qantas is not in a position to state whether the conditions of the Offer will be satisfied.

8.4 CONSEQUENCES OF CONDITIONS NOT BEING SATISFIED

Any conditions of Airline Partners Australia's Offer which are not satisfied (or triggered, as appropriate) may be waived by Airline Partners Australia.

If any condition is unsatisfied (or has been triggered) and has not been waived, Airline Partners Australia will have a choice either to proceed with the acquisition of Qantas shares under the Offer or to allow the Offer to lapse with unsatisfied conditions. In those circumstances, generally speaking, Airline Partners Australia would not have to decide whether to proceed with the acquisition of Qantas shares under the Offer until the last date it is required to give a notice of status of conditions as required by section 630(1) of the Corporations Act (see section 8.5).

8.5 NOTICE OF STATUS OF CONDITIONS

Appendix 1 of the Bidder's Statement indicates that, as required by section 630(1) of the Corporations Act, Airline Partners Australia will give a notice of status of conditions (the ***Conditions Notice***) to the ASX and Qantas on 1 March 2007.

Airline Partners Australia is required to set out in its Conditions Notice:

- whether the Offer is free of any or all of the conditions;
- whether, so far as Airline Partners Australia knows, the conditions have been fulfilled on the date the Conditions Notice is given; and
- Airline Partners Australia's voting power in Qantas (including voting power acquired as a result of acceptances received under the Offer).

If the Offer Period is extended by a period before the time by which the Conditions Notice is to be given, the date for giving the Conditions Notice will be taken to be postponed for the same period. In the event of such an extension, Airline Partners Australia is required, as soon as practicable after the extension, to give a notice to the ASX and Qantas that states the new date for the giving of the Conditions Notice.

If a condition is fulfilled (so that Airline Partners Australia's Offer becomes free of that condition) during the bid period but before the date on which the Conditions Notice is required to be given, Airline Partners Australia must, as soon as practicable, give the ASX and Qantas a notice that states that the particular condition has been fulfilled.

8.6 OFFER PERIOD

Unless Airline Partners Australia's Offer is extended or withdrawn, it is open for acceptance from 5 February 2007 until 7.00pm (Sydney time) on 9 March 2007.

The circumstances in which Airline Partners Australia may extend or withdraw its Offer are set out in section 8.7 and section 8.8 respectively.

8.7 EXTENSION OF THE OFFER PERIOD

Airline Partners Australia may extend the Offer Period at any time before giving the Conditions Notice (referred to in section 8.5) while the Offer is subject to conditions. However, if the Offer is unconditional (ie. all the conditions are fulfilled or freed), Airline Partners Australia may extend the Offer Period at any time before the end of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last seven days of the Offer Period:

- Airline Partners Australia improves the consideration under the Offer; or
- Airline Partners Australia's voting power in Qantas increases to more than 50%.

If either of these two events occurs, the Offer Period will be automatically extended so that it ends 14 days after the relevant event occurs.

8.8 WITHDRAWAL OF AIRLINE PARTNERS AUSTRALIA'S OFFER

Airline Partners Australia may not withdraw the Offer if you have already accepted it. Before you accept the Offer, Airline Partners Australia may withdraw the Offer only with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

8.9 YOUR ABILITY TO WITHDRAW YOUR ACCEPTANCE

You only have limited rights to withdraw your acceptance of Airline Partners Australia's Offer. You may only withdraw your acceptance of the Offer if Airline Partners Australia varies the Offer in a way that postpones for more than 1 month the time when Airline Partners Australia needs to meet its obligations under the Offer. This will occur if Airline Partners Australia extends the Offer Period by more than 1 month and the Offer is still subject to conditions.

14. See footnote 1 above.
15. See footnote 1 above.

8. KEY FEATURES OF AIRLINE PARTNERS AUSTRALIA'S OFFER

8.10 WHEN YOU WILL RECEIVE PAYMENT IF YOU ACCEPT THE OFFER

In its Bidder's Statement, Airline Partners Australia has stated that if you accept the Offer, Airline Partners Australia will pay you the consideration which you are entitled to receive from it on or before the earlier of:

- 1 month after the later of the Offer being validly accepted by you and the Offer (or the contract resulting from acceptance of the Offer) becoming unconditional; and
- 21 days after the end of the Offer Period.

8.11 LAPSE OF AIRLINE PARTNERS AUSTRALIA'S OFFER

Airline Partners Australia's Offer will lapse if the Offer conditions are not satisfied or waived by the end of the Offer Period, in which case all contracts resulting from acceptance of the Offer and all acceptances that have not resulted in binding contracts are void. In that situation, you will be free to deal with your Qantas shares as you see fit.

8.12 COMPULSORY ACQUISITION

Airline Partners Australia has indicated in section 7.7 of its Bidder's Statement that if it satisfies the required thresholds, it intends to compulsorily acquire any outstanding Qantas shares (which will include any outstanding Deferred Shares) and may also acquire outstanding Entitlements.

Broadly, Airline Partners Australia will be entitled to compulsorily acquire:

- all outstanding Qantas shares (which will include any outstanding Deferred Shares) if Airline Partners Australia and its associates have a relevant interest in at least 90% (by number) of the Qantas shares; and
- all outstanding Entitlements if Airline Partners Australia's voting power in Qantas is at least 90% and Airline Partners Australia (either in its own right or through related bodies corporate) holds full beneficial interests in at least 90% (by value) of the aggregate of all the securities of Qantas that are Qantas shares or convertible into Qantas shares.

For further details, see section 7.7 of the Bidder's Statement.

8.13 NOTIFICATION UNDER FOREIGN ACQUISITIONS AND TAKEOVERS ACT

On 7 February 2007, Airline Partners Australia lodged a Supplementary Bidder's Statement with ASIC and ASX, in accordance with section 647(3) of the Corporations Act. According to the Supplementary Bidder's Statement, on 5 February 2007 Airline Partners Australia lodged a voluntary notification under the *Foreign Acquisitions and Takeovers Act 1975* (Cth) (the ***FATA***).

Airline Partners Australia is of the view that the FATA does not apply because it is majority Australian-owned and controlled. However, it has chosen to lodge a voluntary notification under the FATA in order to most effectively give accountable undertakings to the Australian Government regarding its plans for Qantas. If not extended, the period for review under the FATA is 30 calendar days.

9. HOW TO ACCEPT AIRLINE PARTNERS AUSTRALIA'S OFFER

Before making a decision on whether to accept Airline Partners Australia's Offer you should read the whole of this Target's Statement, which contains your Independent Directors' unanimous recommendation to accept the Offer, in the absence of a superior proposal. You should also read the Independent Expert's Report (prepared by Grant Samuel & Associates and included as Annexure A to this Target's Statement) and the Bidder's Statement (prepared by Airline Partners Australia). If you are in any doubt as to whether to accept the Offer, you should seek independent professional advice.

If you decide to accept the Offer, your acceptance must be received before the end of the Offer Period (7.00pm (Sydney time) on 9 March 2007, unless the Offer Period is extended in accordance with the Corporations Act). Depending on the nature of your holding, you may accept the Offer in the following ways:

If your Qantas shares are in an Issuer Sponsored Holding *(ie. your Securityholder Reference Number commences with an "I" – please refer to your personalised Acceptance Form)*	Complete and sign the Acceptance Form (included with the Bidder's Statement) in accordance with the instructions on the form. Once completed and signed, lodge it by either: • returning it to an address set out in the Acceptance Form; or • faxing or emailing it to the fax number or email address set out on the Acceptance Form and sending the original to the postal address set out on the Acceptance Form.
If your Qantas shares are held in a CHESS Holding *(ie. your Holder Identification Number commences with an "X" – please refer to your personalised Acceptance Form)*	Do one of the following: • call your Broker and instruct your Broker to initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules; • complete, sign and send the Acceptance Form directly to your Broker; or • complete and sign the Acceptance Form and lodge it by either: – returning it to an address set out on the Acceptance Form; or – faxing or emailing it to the fax number or email address set out on the Acceptance Form and sending the original to the postal address set out on the Acceptance Form, (which will authorise Airline Partners Australia to instruct your Broker to initiate acceptance of the Offer on your behalf).

Full details on how to accept the Offer are set out in Appendix 1 of the Bidder's Statement.

10. AUSTRALIAN TAX CONSEQUENCES

10.1 INTRODUCTION

The following is a general description of the Australian income tax and capital gains tax (*CGT*) consequences to Qantas shareholders on receipt of the Special Dividend and disposing of their shares (through acceptance of Airline Partners Australia's Offer) in return for cash consideration. The comments set out below in relation to Australian tax are relevant only to those shareholders who hold their Qantas shares as capital assets for the purpose of investment and who do not (or would not) hold those shares in connection with the conduct of a business.

Certain Australian resident shareholders (such as those engaged in a business of trading or investment, those who acquired their Qantas shares for the purpose of resale at a profit or those which are banks, insurance companies, tax exempt organisations, superannuation funds, or persons who acquired their Qantas shares in their employment) will or may be subject to special or different tax consequences peculiar to their circumstances.

Qantas shareholders who are not resident in Australia for tax purposes should also take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of the receipt of the Special Dividend and disposal of Qantas shares under Airline Partners Australia's Offer.

The following description is based upon tax law and practice in effect as at the date of this Target's Statement. It is not intended to be an authoritative or complete statement or analysis of the tax laws applicable to the particular circumstances of every shareholder. Qantas shareholders should seek independent professional advice regarding the tax consequences of disposing of Qantas shares in the light of their own particular circumstances.

10.2 AUSTRALIAN RESIDENT QANTAS SHAREHOLDERS

Acceptance of Airline Partners Australia's Offer will involve the disposal by Qantas shareholders of their shares, by way of transfer to Airline Partners Australia.

The disposal of Qantas shares held on capital account will generally have CGT implications. Such disposal will constitute a CGT event for CGT purposes.

Australian resident shareholders may make a capital gain or capital loss on the disposal of their Qantas shares under Airline Partners Australia's Offer.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether there is a net capital gain. If so, that net capital gain is included in assessable income and is subject to income tax. However, a 'CGT Discount' may be available to reduce the taxable gain for certain shareholders (see further below).

Capital losses may not be deducted against other income for income tax purposes, but may be offset against capital gains realised in the same income year or be carried forward to be offset against future capital gains.

In general, the capital gain or loss on disposal of a Qantas share under Airline Partners Australia's Offer will be calculated on the basis of the difference between the value of the capital proceeds (ie. the cash consideration received from Airline Partners Australia) and the cost base of the share.

The cost base of Qantas shares is generally their cost of acquisition or deemed cost of acquisition. Certain other amounts associated with acquisition and disposal, such as brokerage or stamp duty, may be added to the cost base. The capital loss will be calculated on the basis of the difference between the capital proceeds and the cost base of the share.

However, if the Qantas share was acquired (or deemed to be acquired) *at* or *before* 11.45 am on 21 September 1999, the cost base may be indexed for inflation, by reference to changes in the Consumer Price Index from the calendar quarter in which the Qantas share was acquired (or deemed to be acquired) until the calendar quarter ended 30 September 1999. Qantas shareholders who are individuals, complying superannuation entities or trustees of a trust must make an election if they wish to rely on indexation. Companies will be entitled to include the indexation without making an election. Indexation adjustments are taken into account only for the purposes of calculating a capital gain, and not a capital loss.

On the other hand, if the Qantas share was acquired (or deemed to be acquired) *after* 11.45 am on 21 September 1999, the capital gain or loss is generally calculated on the difference between the capital proceeds and the cost base for the share, with no indexation.

A Qantas shareholder who is an individual, complying superannuation entity or trustee of a trust, and who does not or cannot elect to adjust their cost base for indexation (as described above), may choose to claim a 'CGT Discount' if they acquired (or are deemed to have acquired) their shares 12 months or more before accepting Airline Partners Australia's Offer. This means that:

- in the case of an individual (and, generally speaking, a trustee of a trust), only one half of their net capital gain (after deducting available capital losses) will be taxable; and
- in the case of a complying superannuation entity, only two thirds of their net capital gain (after deducting available capital losses) will be taxable.

However, the methodology for trustees is complex, and such Qantas shareholders should obtain specific advice in this regard, including in relation to the tax consequences of distributions attributable to discounted capital gains.

Whether it is better for any given Qantas shareholder to make the indexation election or not will depend upon the particular shareholder's individual circumstances, including the cost base of the Qantas shares and whether the shareholder has any available losses. Shareholders should consult their own tax advisers in this regard.

The 'CGT Discount' is not available to companies, nor does it apply to Qantas shares owned (or deemed to be owned) for less than the relevant 12 month period.

10.3 NON AUSTRALIAN RESIDENT QANTAS SHAREHOLDERS

The Australian Government recently enacted legislation that changes the CGT rules that apply to non-residents by narrowing the current range of assets to which those rules apply. The CGT rules continue to apply to non-residents who hold an interest in shares in an Australian company only if that company has direct and/or indirect interests in Australian real property and Australian mining, quarrying or prospecting rights the total value of which is greater than 50% of the value of all of the company's assets (ie. the company is "land rich"), provided that the interest (together with those of associates) in such shares carries 10% or more of the rights to vote or participate in distributions, or did carry 10% or more of those rights, throughout a 12 month period within 2 years before the date of disposal.

On the basis that Qantas is not a "land rich" entity, any capital gain by a Qantas shareholder who is a non-resident holding on capital account will be disregarded unless that shareholder has, at any time, used those Qantas shares in carrying on business through a permanent establishment in Australia.

Any Qantas shareholder who holds their Qantas shares otherwise than on capital account should seek specific tax advice on their position, having regard to any applicable double taxation treaty between their country of residence and Australia.

10.4 PARTICIPANTS IN QANTAS' EMPLOYEE INCENTIVE PLANS

Any Qantas shareholder who acquired their Qantas shares directly or indirectly under a Qantas Group employee incentive plan should seek specific tax advice pertaining to their own circumstances since the applicable tax treatment may be different from that outlined above.

10. AUSTRALIAN TAX CONSEQUENCES

10.5 SPECIAL DIVIDEND

The consideration to be paid by Airline Partners Australia under the Offer for a Qantas share, and therefore to be taken into account in calculating any capital gain or loss on the subsequent disposal of that share, will be reduced by the Special Dividend amount of $0.15 if that share is in issue as at the Record Date.

Qantas shareholders who are Australian residents will include the Special Dividend in their assessable income. Whether a Qantas shareholder will be required to include the attached franking credits in their assessable income and entitled to claim the benefit of the attached franking credits will depend on various factors, including whether the 45 day holding period requirement (taking into account the related payments rule) has been satisfied such that the Qantas shareholder is a "qualified person" in relation to the Special Dividend for the purposes of the *Income Tax Assessment Act 1936* (Cth). Qantas shareholders should seek their own tax advice on the treatment of the Special Dividend and the attached franking credits.

Qantas shareholders who are non-residents will not be subject to Australian withholding tax on the Special Dividend.

10.6 STAMP DUTY AND GST

Airline Partners Australia will pay the stamp duty (if any) payable in Australia on the transfers of Qantas shares under the Offer. No GST will be payable in Australia on such transfers, except that GST will be payable on any fees or charges that a Controlling Participant (as defined in the ASTC Settlement Rules) (in respect of Qantas shares in a CHESS holding) or a broker, bank, custodian or other nominee (in respect of Qantas shares held for a separate beneficial owner) may charge in connection with acceptance of Airline Partners Australia's Offer.

11. OTHER MATERIAL INFORMATION

11.1 ARRANGEMENTS REGARDING QANTAS' EMPLOYEE INCENTIVE PLANS

Various Qantas Group employees have been allocated interests under Qantas' share-based employee incentive plans. These interests are as follows.

Employee incentive plan	Type of interest issued	No. on issue (as at the date of this Target's Statement)
Qantas Deferred Share Plan	Deferred Shares (see paragraph (a) below)	9,624,536
Qantas Deferred Share Plan	Rights (see paragraph (b) below)	5,021,800
Qantas Long Term Executive Incentive Plan[16]	Entitlements (see paragraph (c) below)	6,292,788

This section 11.1 provides an overview of the arrangements that have been made in relation to the Deferred Shares, Rights and Entitlements. Full details of these arrangements will be provided separately to holders of Deferred Shares, Rights and Entitlements.

(a) Deferred Shares

Deferred Shares are Qantas shares which have been allocated to certain Qantas Group employees (each a ***Participant***) under the Qantas Deferred Share Plan (the ***DSP***). The shares can either be issued or purchased on-market and are held on behalf of the Participant by the Plan Trustee for a specified holding lock period. During the holding lock period, the Participant is not permitted to deal in his or her Deferred Shares.

Currently, certain allocations of the Deferred Shares can, upon request by the relevant Participant, be released from the holding lock before the expiration of the holding lock period.

In respect of the Deferred Shares that cannot be currently released upon request, the Qantas Board has exercised its discretion to cause those shares to be released from the holding lock, provided the following conditions (the ***Relevant Conditions***) are satisfied:

- Airline Partners Australia acquires a relevant interest in at least 50% of the Qantas shares;
- all conditions of the Offer are satisfied or waived; and
- the relevant Participant has complied with certain management standards.

16 Qantas suspended this plan in July 2002.

(b) Rights

Rights have been awarded to certain Qantas Group employees under the DSP. Each Right represents a right to receive one Qantas share at a future point in time, subject to the achievement of specified performance hurdles.

Under the DSP, the Qantas Board has the power to cause all Rights (irrespective of whether the specified performance hurdles have been achieved) to be converted to Qantas shares if there is a takeover bid for Qantas which has resulted in one person becoming legally or beneficially entitled to 50% or more of the Qantas shares. The Qantas Board has exercised that power to cause the conversion of all Rights, whether or not they have vested, into Qantas shares if the Relevant Conditions (see paragraph (a)) are satisfied.

In respect of most of the Rights, the Board can choose whether to satisfy conversion via on-market purchase or the issue of Qantas shares. The Board has decided to satisfy the conversion of all of the Rights (in the event the Relevant Conditions are satisfied) by the issue of Qantas shares. In respect of certain Rights, it is arguable that the Board can only satisfy conversion via on-market purchase rather than by issue of Qantas shares. However, in order to clarify the position, Qantas has sought a waiver from the ASX of Listing Rule 10.14.

(c) Entitlements

Entitlements have been awarded to certain executives under the Qantas Long Term Executive Incentive Plan (the ***QLTEIP***). Each Entitlement represents an entitlement to receive a certain number of Qantas shares or a certain amount of cash (each calculated in accordance with a conversion formula in the QLTEIP Terms and Conditions, as set out below), subject to the expiration of a specified time frame and the achievement of specified performance hurdles.

Under the QLTEIP, the Qantas Board has the discretion to provide holders of Entitlements (irrespective of whether the specified time frame has elapsed or whether the specified performance hurdles have been achieved) a reasonable period within which to convert Entitlements if there is a takeover bid for Qantas which has resulted, or would result, in one person becoming legally or beneficially entitled to 50% or more of the Qantas shares (a ***Change of Control***). The Qantas Board has exercised that power to cause the conversion of all of the vested Entitlements (unless instructed otherwise by a holder

11. OTHER MATERIAL INFORMATION

in respect of that holder's vested Entitlements) if the Relevant Conditions (see paragraph (a) above) are satisfied.

On the conversion of vested Entitlements, Qantas must, at the election of the Qantas Board in its absolute discretion, either issue to the vested Entitlements holder the number of Qantas shares calculated in accordance with the conversion formula in the QLTEIP Terms and Conditions or provide the vested Entitlements holder an equivalent cash payment. The Qantas Board has decided that the vested Entitlements which will be converted upon the Relevant Conditions being satisfied will be converted into newly issued Qantas shares.

Under the conversion formula, each vested Entitlement confers an entitlement to the following number of Qantas shares:

$$\frac{\text{(Market Price on Conversion – Market Price on Award)}}{\text{Market Price on Conversion}}$$

Given this formula, it is not possible for a vested Entitlement to confer an entitlement to more than 1 Qantas share.

The Market Price on Conversion is determined using the Market Value of Qantas shares on the conversion date. Ordinarily, the Market Value is the average closing price of Qantas shares for the 10 business days up to (but not including) the conversion date. However, if there is a Change of Control, the Board in its discretion may determine the Market Value of the shares.

Having regard to the potential Change of Control as a result of Airline Partners Australia's Offer, the Board has determined that, if the Relevant Conditions are satisfied, the Market Value will be $5.60. A change of that nature requires approval of the ASX under Listing Rule 6.23.3, and Qantas has sought such approval.

Vested Entitlements holders have recently had the opportunity to convert vested Entitlements by tendering a notice of conversion to Qantas by 1 February 2007 (in accordance with the current conversion procedure). In light of Airline Partners Australia's Offer, the Qantas Board decided to grant these holders who submitted their Notice of Conversion for the 1 February 2007 conversion between 14 December 2006 and 1 February 2007, a right to revoke their Notice of Conversion by 14 February 2007 and instead have their Vested Entitlements converted, unless they elect not to convert, upon the Relevant Conditions being satisfied.

(d) Compulsory acquisition of Deferred Shares and Entitlements

Airline Partners Australia has stated in section 7.7.2 of its Bidder's Statement that, if it becomes entitled to do so, it intends to:

- compulsorily acquire outstanding Deferred Shares under Part 6A.1 of the Corporations Act; and
- compulsorily acquire outstanding Entitlements under Part 6A.2 of the Corporations Act.

On the basis that Qantas will cause all unvested Rights to be converted into Qantas shares upon the Relevant Conditions being satisfied, no compulsory acquisition process for Rights will be required.

See section 8.12 above and section 7.7 of the Bidder's Statement.

11.2 MATERIAL CONTRACTS

Qantas has identified 10 contracts to which a Qantas Group entity is a party which:

- contain change of control provisions that will be triggered if Airline Partners Australia acquires a relevant interest in more than 50% of the Qantas shares and the Offer is unconditional at such time; and
- Qantas considers to be material to its operations, such that if a counterparty to any such contract exercises its change of control rights this could have a material impact on the financial or operating position of Qantas or the future prospects of Qantas as a stand-alone entity (if Airline Partners Australia obtains a relevant interest in more than 50% of the Qantas shares and elects to waive the 90% minimum acceptance condition). The future prospects of Qantas would be relevant to those Qantas shareholders who remain as minority shareholders in Qantas.

The relevant provisions of these contracts are summarised below.

(a) Restated Brand Alliance Agreement (oneworld alliance)

Under this agreement, American Airlines, British Airways, Cathay Pacific, Qantas and others operate a long-term multilateral globally-branded airline alliance. Qantas' participation under this agreement may be terminated by a super majority vote (ie. a two-thirds majority of the aggregate voting rights on the alliance's governing board or, where American Airlines and British Airways hold 67% of the voting rights, a majority vote of at least one percent higher than the combined voting rights of American Airlines and British Airways on the alliance's governing board) with six months notice if:

- more than 50% of the Qantas shares at any time are owned by a person who previously held less than such percentage; or
- a third party acquires 20% or more of the Qantas shares as a result of which the third party exercises control of Qantas.

(b) Codeshare Agreement with American Airlines

Under this agreement, Qantas and American Airlines are permitted to designate certain flights on each other's services with individual flight codes. The agreement may be terminated if there is a 'material change' in the corporate ownership or effective control of the other party, such that a different person or persons acting as a group may direct or cause the direction of the management and policies of that party.

(c) Contingent Liability Agreement

Under this agreement, the Commonwealth Bank of Australia (**CBA**) provides credit support in relation to the Card Services Agreement (see further paragraph (d) below). If Qantas becomes aware of a change in control or intended change in control in relation to it, it must give notice to CBA. The agreement may be terminated if there is a change in control of Qantas which is not approved by CBA and, following good faith consultation between the parties, CBA determines that no additional security offered by Qantas would be acceptable.

(d) Qantas Card Services Agreement

CBA has agreed to provide services relating to the establishment of a credit card scheme. If Qantas becomes aware of a change in control or intended change in control in relation to it, it must give notice to CBA. The agreement may be terminated if the Contingent Liability Agreement (see paragraph (c) above) is terminated.

(e) Terms and conditions for Worldwide Acceptance of the American Express card by airlines

American Express provides services in relation to the purchase of air transport and other items. If Qantas becomes aware that there may be or has been a change of control in relation to it, it must notify American Express of this. American Express may terminate the agreement if such a change of ownership or control occurs.

(f) Shareholders Agreement regarding Star Track Express Holdings Pty Limited

Qantas holds 50% of the shares in a joint venture company called Star Track Express Holdings Pty Limited, with the other 50% held by Australian Postal Corporation. If there is a change in control of a shareholder, the affected shareholder must notify the other shareholder of that fact. A 'change in control' in respect of a shareholder means the occurrence of either of the following:

- where a person who controls that shareholder as at the date of the agreement ceases to control that shareholder; or
- where a person who did not control that shareholder as at the date of the agreement obtains control in respect of that shareholder.

Upon a shareholder giving notice of a change in control, the other shareholder may acquire the affected shareholder's shares in Star Track Express Holdings Pty Limited free from encumbrances at a price determined by independent valuation.

(g) Loan Note Facility

Qantas currently has a $1.8 billion syndicated loan note facility under which Barclays Bank PLC is the facility agent. Qantas must notify the facility agent after it becomes aware of a change of control or intended change of control in relation to it. A 'change in control' means the occurrence of either of the following:

- if an entity which does not control Qantas as at the signing date (5 October 2004) gains control of or the capacity to control Qantas; or
- if an entity which does control Qantas as at the signing date (5 October 2004) loses control of Qantas.

11. OTHER MATERIAL INFORMATION

The agreement may be terminated if there is a change in control of Qantas which is not approved by all of the financiers under the facility (such approval not to be unreasonably withheld). If the agreement is terminated, a majority of the financiers (ie. financiers whose aggregate commitments at that time exceed two-thirds of the total commitment) vote to cancel the undrawn commitment and require repayment of drawn amounts.

(h) ISDA Swap Agreement - WestLB

Under its International Swaps and Derivatives Association (**ISDA**) swap agreements, Qantas may negotiate swap and derivative transactions with counterparties, including WestLB, in relation to its currency and interest rate exposures. Qantas must notify WestLB if it becomes aware of a change in control. All transactions under the agreement may be terminated if a party or parties gain control of Qantas or if Qantas is delisted from the ASX.

(i) ISDA Swap Agreement - Barclays Bank PLC

Barclays Bank PLC is another counterparty to Qantas' ISDA agreements. Qantas must notify Barclays Bank promptly after it becomes aware of a person, related persons or an entity acquiring beneficial ownership of shares giving the power to elect a majority of the Directors of Qantas or any other ownership interest enabling the exercise of control of Qantas, if the creditworthiness of Qantas immediately following that event is materially weaker than before. In such an event, the other party may elect to terminate all transactions under the agreement.

(j) Australian Operating Aircraft Leases (former Impulse fleet)

Pembroke Aircraft Leasing Australia Pty Limited leases 6 aircraft to a subsidiary of Qantas and each operating lease is guaranteed by Qantas. Qantas must notify Pembroke if a person or group of persons acquires control of the lessee without Pembroke's written consent and the acquisition would have a material adverse effect on the Qantas subsidiary's ability to perform its obligations under the lease. Such an occurrence entitles Pembroke to terminate the lease and require redelivery of aircraft to Pembroke.

11.3 IMPLEMENTATION DEED

On the Announcement Date (14 December 2006), Qantas entered into an implementation deed with Airline Partners Australia and the Investor Group Members (as defined in section 7) (the ***Implementation Deed***). Below is a summary of the key provisions of the Implementation Deed.

(a) Takeover bid

Airline Partners Australia has agreed to make the Offer. The consideration which Airline Partners Australia is required to offer Qantas shareholders is $5.60 cash per Qantas share.[17]

(b) Bid conditions

Qantas has agreed not to do (or omit to do) anything which will, or is likely to, result in any of the Offer conditions being breached. However, this does not prevent Qantas or the Qantas Directors from taking or refusing to take any action, provided that the Qantas Directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be likely to constitute a breach of the Qantas Directors' fiduciary or statutory obligations.

Airline Partners Australia warrants that there is no act, omission, event or fact of which Airline Partners Australia or any of its officers, employees and advisers is aware (or which any of them ought reasonably to be aware of as a result of the due diligence conducted on Qantas) that would or is likely to result in one or more of the Offer conditions being triggered.

(c) Exclusivity

Qantas has agreed, for a period commencing on the signing date (14 December 2006) until termination of the Implementation Deed (the ***Exclusivity Period***), that:

(i) it must not, and must ensure that none of its officers, employees and advisers do not, directly or indirectly solicit, invite, facilitate or encourage any person, or communicate any intention to do any of these things, with a view to obtaining any offer or proposal from any person in relation to a competing proposal for Qantas;

(ii) it must not, and must ensure that none of its officers, employees and advisers do not, negotiate or enter into, continue or participate in negotiations or discussions with any other person regarding a competing proposal, even if:

- that person's competing proposal was not directly or indirectly solicited, initiated, or encouraged by Qantas or any of its officers, employees or advisers; or
- that person has publicly announced their competing proposal,

(the ***No-Talk Restriction***);

(iii) Qantas must not without Airline Partners Australia's prior written consent:

- solicit, invite, facilitate or encourage any party (other than Airline Partners Australia or its officers, employees and advisers) to undertake due diligence investigations on Qantas or any of its related bodies corporate where to do so would involve a breach of paragraph (i) above; or
- make available to any person (other than to Airline Partners Australia or its officers, employees and advisers) or permit any such person to receive any non-public information relating to Qantas or any of its related bodies corporate,

(the ***No Due Diligence Restriction***).

The obligations in paragraphs (ii) and (iii) do not apply to the extent that they restrict Qantas or the Qantas Board from taking any action in respect of a bona fide competing proposal which was not encouraged, solicited, invited, facilitated or initiated by Qantas in contravention of paragraph (i) above provided that the Qantas Board has determined:

- that the competing proposal for Qantas is a 'superior proposal' (see definition below); or
- in good faith and acting reasonably, that failing to respond to that competing proposal would constitute a breach of the Qantas Directors' fiduciary or statutory obligations, after receiving written advice to that effect from Qantas' external lawyers,

(the ***Competing Proposal Exception***).

(d) Notification of other approaches

Qantas has agreed that during the Exclusivity Period, it will immediately inform Airline Partners Australia if it is approached by any person to engage in any activity that would breach the No-Talk Restriction or the No Due Diligence Restriction (or would breach those restrictions if it were not for the Competing Proposal Exception), in which case Qantas must also keep Airline Partners Australia reasonably informed about the nature of any further or ongoing interaction with any such persons, but Qantas will not be obliged to identify the relevant person to Airline Partners Australia, or the details of the competing proposal, unless:

- such competing proposal, or details of the relevant competing proposal, has been made public; or
- the Competing Proposal Exception permits or requires Qantas to respond to the competing proposal (in which case Qantas must identify the relevant person to Airline Partners Australia, and the details of the competing proposal).

(e) Definition of 'superior proposal'

A 'superior proposal' means a bona fide competing proposal which the Qantas Directors have determined, in good faith after consultation with their external legal and financial advisers, is, or is reasonably likely to result in, a proposal by the person making the competing proposal that:

- is reasonably capable of being valued, taking into account all aspects of the competing proposal or the proposal and the person making it;
- is reasonably capable of being completed on a timely basis and is no more conditional than the Offer as at the time of announcement of the Offer; and
- is more favourable to Qantas shareholders (as a whole) than the Offer, taking into account all the terms and conditions of the competing proposal or the proposal.

(f) Undertakings by each Investor Group Member

Each Investor Group Member will in their specified respective proportions (where such proportions total 100%) procure that Airline Partners Australia is immediately provided with sufficient funds for the due and punctual performance of any of Airline Partners Australia's obligations under the Implementation Deed.

(g) Restrictions

Between the date of the Implementation Deed (14 December 2006) and the end of the Offer Period, Qantas must not pay a dividend or undertake any other form of capital return to Qantas shareholders without the consent of Airline Partners Australia. Airline Partners Australia has consented to Qantas paying the Special Dividend.

17. See footnote 1 above

11. OTHER MATERIAL INFORMATION

11.4 LITIGATION

Various Qantas Group companies are involved in litigation in the ordinary course. A contingent liability of approximately $9.5 million has been noted in relation to litigation in the audited accounts of Qantas and its controlled entities for the year ended 30 June 2006, as set out in the 2006 Annual Report.

(a) Freight cartel

As disclosed in the 2006 Annual Report, in May 2006 Qantas received a subpoena to produce documents from the US Department of Justice (***DOJ***) as part of its investigation into alleged price fixing in the air cargo market. Other regulators, including the Australian Competition and Consumer Commission, New Zealand Commerce Commission and European Commission have been conducting similar investigations. Following receipt of the DOJ subpoena, Qantas immediately undertook a detailed review of its cargo operations to review whether it had, at all times, complied with the law. During this investigation Qantas learned that the practice adopted by Qantas Freight and the cargo industry generally, to fix and impose cargo fuel surcharges is likely to have breached relevant competition laws. Qantas has been co-operating fully with all regulators and will continue to provide information to assist with their investigations.

On 1 February 2007, Qantas was served with representative proceedings filed in the Federal Court of Australia against Qantas and other airlines in relation to alleged price fixing in the air cargo market. No estimate of quantum has been provided in the pleadings.

On 9 February 2007, Qantas was advised that it has been named as a defendant in a class action consolidated amended complaint filed in the US District Court Eastern District of New York.

Qantas expects that it will take at least 12 months before it is possible to quantify any direct or indirect liability associated with these matters.

(b) Travel agent class action

On 18 December 2006, Leonie's Travel Pty Limited (as representative for a class of travel agencies) lodged a statement of claim in the Federal Court of Australia against the International Air Transport Association, Qantas and certain other airlines. The claim alleges that Qantas and each other respondent is in breach of the provisions of the IATA Passenger Sales Agency Agreement to which they are a party. The statement of claim alleges that the respondents (including Qantas) improperly calculated commissions payable to travel agents by excluding the value of the international fuel surcharge from the aggregate "fares applicable". The applicant is seeking damages equal to the difference between the true amount of the commission (calculated upon the aggregate "fares applicable" including the international fuel surcharge) and the lesser amount actually paid, together with interest from the date of breach.

The application also alleges that Qantas and each other respondent has counselled or procured and induced a contravention of section 52 of the *Trade Practices Act 1974* (Cth). The applicant is seeking an injunction restraining the respondents (which include Qantas) from requiring that the international fuel surcharge be designated, charged or otherwise represented as a tax, fee or charge.

Qantas is currently reviewing the class action claim in detail. The intention of Qantas is to defend the claim.

11.5 CONSENTS

Allens Arthur Robinson has given and has not, before the date of this Target's Statement, withdrawn its consent:

- to be named in this Target's Statement in the form and context in which it is named;
- for the inclusion of its reports or statements (if any) noted next to its name and the references to those reports or statements in the form and context in which they are included in this Target's Statement; and
- for the inclusion of other statements in this Target's Statement which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by it in the form and context in which they are included.

Link Market Services Limited has given and has not, before the date of this Target's Statement, withdrawn its consent to be named as Share Registrar to Qantas in this Target's Statement, in the form and context in which it is so named.

Grant Samuel & Associates Pty Limited consents to the inclusion of its Independent Expert's Report as Annexure A to this Target's Statement and to any other statement made by it, or based on statements made by it in this Target's Statement:

- in the form and context in which they are included; and
- to all references to that information in the form and context in which it appears.

Each of UBS AG and Carnegie, Wylie & Company have given, and have not, before the date of this Target's Statement, withdrawn their consent to references to their names in this Target's Statement in the form and context in which they are included.

KPMG has given and has not, before the date of this Target's Statement, withdrawn its consent to:

- being named as Independent Auditor in Annexure B of this Target's Statement in the form and context in which it is so named; and
- the inclusion of its Auditor's Review Report on the interim financial report of Qantas in Annexure B of this Target's Statement, and any references to the Auditor's Review Report in this Target's Statement, in the form and context in which it is so included.

Each of Allens Arthur Robinson, Link Market Services Limited and Grant Samuel & Associates Pty Limited:

- does not make, or purport to make, any statement in this Target's Statement other than those statements (if any) referred to above and as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target's Statement other than as described in this section with the person's consent.

Each of UBS AG and Carnegie, Wylie & Company, to the maximum extent permitted by law, expressly disclaim and take no responsibility for any statements or omissions from this Target's Statement, other than the reference to their names included in this Target's Statement with their consent.

KPMG has not authorised the issue of this Target's Statement and makes no representation regarding, and takes no responsibility for, any statements or material in, or omissions from, this Target's Statement (other than as described in this section with its consent).

As permitted by ASIC Class Order 01/1543 this Target's Statement contains statements which are made, or based on statements made, in documents lodged by Airline Partners Australia with ASIC or given to the ASX, or announced on the Company Announcements Platform of the ASX, by Airline Partners Australia. Pursuant to the Class Order, the consent of Airline Partners Australia is not required for the inclusion of such statements in this Target's Statement.

In addition, as permitted by ASIC Class Order 03/635, this Target's Statement may include or be accompanied by certain statements:

- fairly representing a statement by an official person; or
- from a public official document or a published book, journal or comparable publication,

without the consent of persons responsible for such statements, where the statement was not made, or the document was not published, in connection with the Offer or Airline Partners Australia or Qantas or any business, property or person the subject of the Bidder's Statement or this Target's Statement.

Any Qantas shareholder who would like to receive a copy of any of the following documents that contain the statements which have been included pursuant to ASIC Class Orders 01/1543 and 03/635 may obtain a copy (free of charge) during the Offer Period by contacting the Qantas Shareholder Information Line on 1300 658 942 (if in Australia), or +61 3 9415 4285 (if outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time)[18]:

- the Bidder's Statement;
- Airline Partners Australia's announcement to the ASX on 14 December 2006; and
- Statement from Mark Vaile, Deputy Prime Minister of Australia and Federal Leader of the Nationals (14 December 2006), in relation to the final sentence in section 3.5.

11.6 CONTINUOUS DISCLOSURE

Qantas is a disclosing entity under the Corporations Act and subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Qantas to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, Qantas has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Qantas shares.

18. As required by the Corporations Act, any telephone calls to these numbers will be recorded, indexed and stored.

11. OTHER MATERIAL INFORMATION

Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au and Qantas' website at www.qantas.com.au/info/about/investors/companyAnnouncements.

In addition, Qantas will make copies of the following documents available for inspection at Qantas Centre, Level 9, Building A, 203 Coward Street, Mascot, New South Wales, Australia (between 9.00am and 5.00pm on business days):

- its 2006 Annual Report;
- Qantas' Constitution; and
- any document lodged in relation to Qantas with the ASX and announced to the market between the release of the 2006 Annual Report to the ASX on 11 September 2006 and the date of this Target's Statement.

A copy of these documents may be requested to be provided free of charge by contacting the Qantas Shareholder Information Line on 1300 658 942 (if in Australia), or +61 3 9415 4285 (if outside Australia) Monday to Friday between 9.00am and 5.00pm (Sydney time).[19]

Copies of documents lodged with ASIC in relation to Qantas may be obtained from, or inspected at, an ASIC office for a fee.

11.7 NO OTHER MATERIAL INFORMATION

This Target's Statement is required to include all the information that Qantas shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisers to expect to find this information in this Target's Statement; and
- only if the information is known to any Director of Qantas.

The Directors of Qantas are of the opinion that the information that Qantas shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept Airline Partners Australia's Offer is:

- the information contained in the Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target's Statement);
- the information contained in Qantas' releases to the ASX, and the documents lodged by Qantas with ASIC, before the date of this Target's Statement; and
- the information contained in this Target's Statement (including the information contained in the Independent Expert's Report).

The Directors of Qantas do not take any responsibility for the contents of the Bidder's Statement and are not to be taken as endorsing, in any way, any or all of the statements contained in it.

In deciding what information should be included in this Target's Statement, the Directors of Qantas have had regard to:

- the nature of the Qantas shares;
- the matters that shareholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to shareholders' professional advisers; and
- the time available to Qantas to prepare this Target's Statement.

19. See footnote above

12. GLOSSARY AND INTERPRETATION

12.1 GLOSSARY

In this Target's Statement defined terms have the meanings set out below:

Term	Meaning
Acceptance Form	the form of acceptance and transfer for the Offer which accompanies the Bidder's Statement
Airline Partners Australia	Airline Partners Australia Limited (ACN 123 058 917)
Airline Partners Australia's Offer or Offer	the takeover offer by Airline Partners Australia to acquire all of the Qantas shares on the terms and conditions set out in the Bidder's Statement
Announcement Date	the date that the Offer was announced, being 14 December 2006
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASTC Settlement Rules	the operating rules of the settlement facility provided by ASTC
ASX	Australian Securities Exchange (formerly known as Australian Stock Exchange)
Bidder's Statement	the bidder's statement in relation to Airline Partners Australia's Offer, prepared by Airline Partners Australia and dated 2 February 2007, as supplemented by the first supplementary bidder's statement dated 7 February 2007
Board or Qantas Board	the Board of Directors of Qantas
Broker	a person who is a share broker and a participant in CHESS
CGT	Australian capital gains tax
CHESS	Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia
CHESS Holding	a holding of Qantas shares on the CHESS subregister of Qantas
Controlling Participant	the meaning given in the ASTC Settlement Rules
Corporations Act	the *Corporations Act 2001* (Cth)
Deferred Share	the meaning given in section 11.1(a)
DSP	the Qantas Deferred Share Plan
Entitlement	the meaning given in section 11.1(c)
Ex-Dividend Date	13 February 2007, the ex-dividend date of the Special Dividend
Implementation Deed	the meaning given in section 11.3
Independent Directors	the meaning given in section 5.1
Independent Expert	Grant Samuel & Associates Pty Limited (ABN 28 050 036 372)

12. GLOSSARY AND INTERPRETATION

Term	Meaning
Independent Expert's Report	the independent expert's report prepared by the Independent Expert and dated 9 February 2007, incorporated as Annexure A to this Target's Statement
Issuer Sponsored Holding	a holding of Qantas shares on Qantas' issuer sponsored subregister
Management Rollover Offer	a separate offer which Airline Partners Australia may make to certain senior members of Qantas management to acquire their Qantas shares in exchange for shares in Airline Partners Australia, where such offer would be only made if the Offer is successful and would be made after completion of the Offer but prior to commencing compulsory acquisition. See section 7.3.1 of the Bidder's Statement for further details
Offer Period	the period during which Airline Partners Australia's Offer will remain open for acceptance in accordance with the Bidder's Statement
Onex Partners	Onex Partners II LP
Plan Trustee	Pacific Custodians Pty Limited (ACN 009 682 866), which is a wholly owned subsidiary of Link Market Services Limited (ACN 083 214 537)
Pre-Bid Agreement	an agreement referred to in section 5.4 of this Target's Statement, as described in section 7.3.2 of the Bidder's Statement
Qantas	Qantas Airways Limited (ABN 16 009 661 901)
Qantas Group	Qantas and its subsidiaries
Qantas Sale Act	*Qantas Sale Act 1992* (Cth)
Qantas shares or shares	fully paid ordinary shares in the capital of Qantas
QLTEIP	the Qantas Long Term Executive Incentive Plan
Record Date	5.00pm (Sydney time) on 19 February 2007, the record date of the Special Dividend
Register	the Qantas register of members
Right	the meaning given in section 11.1(b)
Special Dividend	the fully franked special dividend of $0.15 for each Qantas share as described in section 3.4
Target's Statement	this document (including the annexures), being the statement of Qantas under Part 6.5 Division 3 of the Corporations Act relating to Airline Partners Australia's Offer
TPG	TPG Partners V, L.P. and Newbridge Asia IV, LP
2006 Annual Report	Qantas' Annual Report for the year ended 30 June 2006

12.2 INTERPRETATION

In this Target's Statement:

- other words and phrases have the same meaning (if any) given to them in the Corporations Act;
- a reference to $, dollars and ¢ is to Australian currency;
- words of any gender include all genders;
- words importing the singular include the plural and vice versa;
- an expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;
- a reference to a section, clause, annexure and schedule is a reference to a section of, clause of and an annexure and schedule to this Target's Statement as relevant;
- a reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them;
- headings and bold type are for convenience only and do not affect the interpretation of this Target's Statement; and
- a reference to time is a reference to Sydney time.

13. AUTHORISATION

This Target's Statement has been approved by a resolution passed by the Directors of Qantas. All Qantas Directors voted in favour of that resolution.

Signed for and on behalf of Qantas Airways Limited:

Date: 12 February 2007

Margaret Jackson, AC

Chairman

ANNEXURE A. INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

9 February 2007

The Directors
Qantas Airways Limited
Level 9, Building A
203 Coward Street
Mascot NSW 2020

Dear Directors

Offer by Airline Partners Australia

1 Introduction

On 14 December 2006, Airline Partners Australia ("APA") announced a cash takeover offer (the "APA Offer") for all of the shares in Qantas Airways Limited ("Qantas"). The APA Offer is $5.60 cash per share. APA has announced that the APA Offer is final in the absence of an alternative proposal from a third party.

On 8 February 2007, Qantas announced a fully franked special dividend of 15 cents per share. As a result, the offer consideration received by shareholders will comprise:

- the fully franked dividend of 15 cents per share; and
- the balance of the $5.60 offer price (i.e. $5.45) by way of a cash payment from APA.

Qantas and APA have executed an Implementation Deed to facilitate the APA Offer. The Implementation Deed sets out the conditions of the APA Offer. In summary, the key conditions are:

- APA obtains a relevant interest in at least 90% of Qantas' issued shares;
- no material adverse change occurs that would have the effect of reducing the consolidated net profit after tax of Qantas by at least $100 million;
- there is no breach of the Implementation Deed by Qantas; and
- none of the specified prescribed occurrences occur during the offer period.

APA is a consortium comprising Allco Equity Partners Limited, Allco Finance Group Limited, Macquarie Bank Limited, TPG Partners V, L.P. and Newbridge Asia IV, LP, Onex Partners II LP, other foreign investors and Qantas senior management. Foreign investors represent less than 40% of the total voting interests in APA and no single foreign investor has a voting interest of more than 15% in APA.

The APA Offer has been unanimously recommended by the independent Non Executive Directors of Qantas in the absence of a superior proposal and subject to an independent expert providing an opinion that the APA Offer is fair and reasonable.

There is no regulatory requirement for Qantas to commission an independent expert's report in relation to the APA Offer. However, Qantas has engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion, the APA Offer is fair and reasonable. A copy of this report will accompany the Target's Statement issued by Qantas to be sent to shareholders by Qantas. This letter contains a summary of Grant Samuel's opinion and main conclusions.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

2 Summary of Opinion

Qantas is one of the best performing airlines in the world with a number of very attractive attributes including its brand, business mix, powerful domestic market position, growth prospects and potential for cost savings. However:

- **the airline industry is notoriously difficult and complex and, perhaps more than any other, is susceptible to external shocks (although Qantas has demonstrated a significant degree of resilience);**
- **Qantas has a number of structural disadvantages compared to its key international competitors; and**
- **Qantas faces a very substantial capital expenditure program both to maintain its competitive position and to capitalise on the growth opportunities. Qantas' current program calls for aggregate expenditure on aircraft of more than $10 billion over the next six years. Earning an adequate return on capital invested has always been, and continues to be, a challenge in the airline industry.**

In Grant Samuel's opinion, the APA Offer of $5.60 per share (inclusive of the special dividend) is fair and reasonable. Precision in the valuation of Qantas shares is unrealistic given the inherent volatility of the business, the sensitivity of earnings and cash flows to small changes in key variables (such as load factor, yield or fuel price) and the difficulties of long range and even short term forecasting. Nevertheless, Grant Samuel believes that the APA Offer of $5.60 per share (inclusive of the special dividend) represents fair value for a change of control transaction in the current market:

- **it provides a premium of 33% over the price at which Qantas shares were trading prior to the initial press reports of the potential offer. The share price is likely to fall back towards the pre bid price of around $4.20 if the APA Offer is not successful. It may trade higher than $4.20 given the earnings upgrade and the reductions in fuel price but, in the absence of regulatory change, there is no reason to expect a significant re-rating in the short term. The market was already informed about Qantas's key strategies and plans. At one level, it might seem that the pre bid market prices of around $4.20 did not fully take account of the long term growth opportunities. However, the share price is a "risk adjusted" price that inevitably reflects the airline industry's turbulent history. The market will probably always discount airline stocks and the APA Offer represents an opportunity to sell to an investor group with a different outlook;**
- **it falls within Grant Samuel's estimated range of the full underlying value of Qantas of $5.18 to $5.98 per share. Any price above $5.18 would be fair value;**
- **discounted cash flow analysis (which explicitly captures the capital expenditure requirements of the business) demonstrates that a net present value of $5.60 requires scenarios that reflect a reasonably optimistic set of assumptions; and**
- **while the multiples of EBITDAR[1] (the metric most commonly used in valuing airlines) and net profit implied by the offer price are lower than some of its listed peer group airlines such as Singapore Airlines and Cathay Pacific (whose prices generally do not include a premium for control), this reflects differences in their growth prospects and geographic location, the absence of synergies and other factors.**

Qantas' strategic plans and the available growth opportunities could, if realised, ultimately support a value of $5.60 or more but there are significant execution and other risks. It is Grant Samuel's judgement that the balance of potential return and risk suggests that shareholders are likely to be better off accepting $5.60 now rather than waiting for such a price to be achieved over time through other means. In effect, shareholders will capture a reasonable share of the upside potential by accepting the APA Offer.

---

[1] Earnings before net interest, tax, depreciation, amortisation, non-cancellable operating lease payments and significant and non recurring items

3 Key Conclusions

- **Qantas is one of the most successful airlines in the world with solid long term growth potential.**

  Qantas is one of the best performing airlines in the world with a number of very attractive attributes:

  - a globally recognised brand that enjoys excellent brand equity and outstanding customer loyalty (with over 4.6 million members of its frequent flyer program);
  - a well regarded management team;
  - a unique combination of both domestic and international businesses as well as a full service airline (Qantas) and a successful low cost carrier (Jetstar);
  - a powerful domestic market position (through both Qantas and Jetstar) in what is effectively a relatively stable duopoly market;
  - quality bilateral partners and global alliance membership (oneworld);
  - the prospects for further enhancing international services into the high growth regions of Asia;
  - the scope to grow Jetstar international;
  - a strong position in the premium sector of the market;
  - potential for substantial cost savings through the continued implementation of the Sustainable Future Program; and
  - high returns on invested capital compared to many other airlines.

  It is a very strategic business within the Asia Pacific airline industry and has a virtually irreplaceable set of assets.

  Qantas has also demonstrated its resilience (albeit mostly in the domestic business) through its ability to weather the effects of global terrorism threats and, more recently, increased fuel prices.

  Management's three and five year plans show continued development of the business with growth in revenue (particularly as new aircraft such as the A380 and B787 come on stream) and in earnings. The outlook for the next 2-3 years is particularly positive, reflecting:

  - continuation of high loads and improvements in yield underpinned by:
    - strong economic performance in Australia and globally;
    - moderate capacity increases in the domestic market; and
    - the A380 delay tightening capacity on key international routes; and
  - the potential for further cost savings from implementation of the Sustainable Future Program.

- **However, the airline industry operates in a very challenging environment.**

  While the growth potential for Qantas is clear, it is necessary to recognise that the airline industry is very challenging for operators:

  - it is a complex business to manage as regards both day to day operations and long term capital planning;
  - the business has a high degree of operating leverage with most operating costs being fixed. This exacerbates the effects of changes in key revenue drivers such as passenger volumes and

yields. Similarly, changes in major cost items such as fuel can also have a substantial impact on earnings;

- key variables (yield, fuel price, foreign exchange rates) have themselves shown significant volatility. International airlines are particularly exposed to fluctuations in foreign exchange rates;
- it is subject to substantial levels of government regulation and policy (particularly in relation to international traffic rights and ownership restrictions). Decisions are not always based on economic or rational criteria;
- it is highly capital intensive with a constant demand for fleet replacement, upgrading and capacity increases. In addition, the long lead times for ordering aircraft and the requirement to commit to fleet based decisions coupled with variability in demand mean periods of excess capacity are not uncommon;
- net cash flows are extremely volatile as a result of both variability in operating cash flows and the lumpy nature of capital expenditure;
- it is labour intensive with large, highly unionised workforces;
- competitors include government owned national "flag carriers" for whom airline profitability has been considered less important than the flow on effects for national economic development (e.g. tourism, trade facilitation); and
- perhaps more than any other industry, it is susceptible to external shocks that when combined with the operating and financial leverage, can have devastating consequences for profitability (or even solvency). In recent years, the airline industry has been impacted by potential pandemics (such as SARS[2]) and global terrorism, both of which affected the propensity to travel, as well as the dramatic movements in the fuel price (also, in turn affected by terrorism). While the industry has flexibility to respond, this is difficult to achieve in a timely fashion given the operational complexities and fixed cost base.

In short, sustained and consistent profitability and adequate returns on capital have proved elusive for the airline industry. The industry as a whole (and legacy or full service carriers in particular) has seldom generated sufficient operating cash flows to cover the capital costs of new aircraft. Whether or not this situation is likely to improve going forward is open to considerable debate. There are some positive factors:

- global economic conditions remain relatively benign with low inflation (despite some upward pressure), low interest rates and low unemployment (albeit not uniformly so) and there are expectations of reasonable growth;
- there is potential to relax some of the excess regulation affecting the industry (albeit not in all jurisdictions). As a result of privatisation and other changes, there is increasingly less government involvement in ownership and operation;
- fuel prices have eased from the peaks of 2006;
- there has been some consolidation amongst major airlines (e.g. Air France-KLM and US Airways/America West Airlines) with more initiated recently. Continuation of this trend could assist in achieving increased rationality and stability in pricing as well as generating substantial operating efficiencies;
- the industry has generally begun taking a more aggressive approach to cost control, with existing operators having to respond to the competitive threat from low cost carriers; and
- new generation aircraft will bring operating efficiencies.

[2] Severe Acute Respiratory Syndrome.

On the other hand:

- the demand growth will require very substantial capital investment by airlines;
- economic cycles have not been eliminated and the long upswing of the past 15 years raises the probability of a downturn;
- deregulation such as "open skies" may drive down yields. In any event, new airlines keen to gain market share (under existing rules) continue to emerge and some major existing operators plan substantial capacity increases ahead of demand growth;
- regulatory changes allowing consolidation are likely to take a considerable period of time;
- fuel prices will remain volatile with arguably more risk of increases rather than decreases;
- more efficient aircraft tend to drive down yields;
- there are risks of carbon emission regulations that will increase operating costs; and
- if anything, the potential for inherently unpredictable external shocks continues to grow.

- **Qantas faces a number of specific structural disadvantages in its international business.**

  While Qantas enjoys a powerful market position in its domestic business, key international routes such as Australia/Asia and Australia/Europe are subject to intense competition and its international business has a number of specific disadvantages compared to key competitors:

  - Qantas is an "end of line" carrier while competitors such as Singapore Airlines, Cathay Pacific and Emirates operate out of "regional hubs". A hub location enables an airline to capture traffic to other destinations from a wide variety of third countries (with a single carrier service). This includes traffic to or from surrounding cities within the region (e.g. for Cathay Pacific or Singapore Airlines into numerous other cities in China and South East Asia) as well as long haul pass through traffic (e.g. Australia to Europe). In contrast, Qantas is largely (albeit not entirely) limited to traffic into or out of Australia;
  - competitors such as Singapore Airlines, Cathay Pacific and Emirates enjoy low corporate tax rates (on worldwide income) and accelerated depreciation on aircraft as well as benefiting from the payroll cost advantages of low personal tax rates in their home bases;
  - Qantas faces higher labour rates and a less flexible industrial relations regime; and
  - competitors such as UAL Corporation[1] ("United Airlines") have been under the protection of Chapter 11 of the United States Bankruptcy Code for a number of years. United Airline's financial position has impacted on its ability to compete on product and service quality but it has not faced the same demands to achieve adequate returns for shareholders.

  Qantas is generally regarded as a very well managed airline but its circumstances require it to be.

[1] UAL Corporation (the parent company of United Airlines) emerged from Chapter 11 bankruptcy in February 2006.

- **The APA Offer provides a significant premium over the pre bid share price.**

The APA Offer of $5.60 provides shareholders with a significant premium over the pre bid share price:



Qantas - Share Price History
(1 January 2000 - 31 December 2006)
APA Offer ($5.60)
Announcement of APA Offer
Initial press speculation
Price
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jan-00 Oct-00 Jul-01 Apr-02 Jan-03 Oct-03 Jul-04 Apr-05 Jan-06 Oct-06

Source: IRESS

The offer price represents a premium of 33% over the closing price on 6 November 2006 of $4.20, the day prior to speculation about the offer first appearing in the media, and a premium of 36% over the volume weighted average price for the month prior to 6 November 2006.

Prior to the announcement of the APA Offer, Qantas shares had not traded at prices above $5.00 since 1999 (when they briefly touched $5.34[4]) and were as low as $2.91 as recently as July 2006.

Qantas is a well traded stock and the market appears to have a good understanding of its strategies and plans. The share price should therefore represent a reasonably well informed market judgement about value.

- **While the business has upside potential, the balance of risks suggest shareholders are likely to be better off accepting $5.60 than waiting for the market price to improve.**

The fundamental question for shareholders is whether there is a reasonable prospect of obtaining a price higher than $5.60 within the foreseeable future, either in the sharemarket or through an alternative acquirer. APA has declared its offer to be final. In the absence of regulatory change, there is little prospect of an alternative offer. The question therefore turns on where the shares might be expected to trade if the APA Offer is not successful.

Qantas shares have largely been locked in a trading range of $3.00-4.00 for much of the past six years and are likely, at least initially, to fall back towards the pre bid levels of around $4.20. The share price may not fall all the way back to $4.20. There appears to have been some changes in market sentiment towards Qantas (and airlines generally) resulting from:

- the continuation of strong load factors and overall yield improvement through the period to 31 December 2006;

[4] Price adjusted for the dilutionary impact of a subsequent rights offering under a share purchase plan.

- the positive earnings guidance announced by Qantas since the initial announcement on 22 November 2006;
- the fall in the fuel price from US$85-90 per barrel (Singapore Jet Fuel Price) during much of 2006 to around US$75-80 per barrel; and
- increasing awareness of the benefits of the A380 delay in tightening capacity over the next 2-3 years.

In addition, the overall sharemarket has risen as have the prices of Qantas' peer group airlines. On the other hand, despite the shift in sentiment, the price is unlikely to trade at anywhere near $5.60 in the short term in the absence of the APA Offer. Realistically, fundamental long term value is unlikely to have changed materially since late 2006:

- the load and yield growth seen over the last couple of years are the result of particularly favourable circumstances (a combination of economic strength and limited capacity increases in both domestic and international markets). These conditions will not always prevail and the general trend in yields over the longer term has been down;
- Qantas has hedged a majority of its fuel price exposure until 30 June 2007[5] and for a proportion of the following year (and therefore does not capture the full short term benefit from the current fall) and the forward curve still shows an upward trend in fuel prices;
- the A380 benefits are temporary; and
- none of the other issues affecting the industry (e.g. volatility, capital demands, capacity increases, regulation) have changed.

Nevertheless, there is a possibility that the shares could trade at levels approaching the offer price of $5.60 at some future date but it may take some time and would require a confluence of favourable outcomes including most, if not all, of the following:

- continuation of strong economic conditions both in Australia and globally that enable growth in demand and enhancement of yields;
- capacity increases on key domestic and international routes by competitors generally in line with demand growth and no irrational behaviour from competitors;
- no adverse changes in the regulatory framework or government policies (e.g. in relation to access to the Pacific route);
- successful execution of the strategic plan including:
  - further development of the Jetstar international business (recognising that there are constraints in terms of fleet and generation of adequate demand on new routes); and
  - further significant reduction in operating costs, primarily staff;
- no material rise in fuel prices; and
- no other external shocks (such as significant terrorism events or pandemics).

In addition, shareholders need to recognise that despite the generally positive outlook for Qantas and the quality of its business, the market price will inevitably reflect the somewhat jaundiced view investors have about the airline industry. The share price will be "risk adjusted" to reflect the industry's turbulent history. This experience tempers any market exuberance and will serve as a constraint on the re-rating potential of the shares.

[5] The balance of Qantas' fuel requirements for the 2006/07 year are largely covered by options which give it some exposure to lower fuel costs but at the cost of option premiums paid.

The share price could also strengthen if there are any significant changes in industry structure or regulation (e.g. relaxation of ownership restrictions which allow operational consolidation with other international airlines). However, there is no basis for being confident this will occur within the next 2-3 years.

It is Grant Samuel's judgement that there is potential for the share price to reach or exceed $5.60 in due course. However, having regard to the time value of money and, more importantly, the execution risks of the strategic plan and other risks inherent in the business, shareholders are likely to be better off accepting $5.60 now rather than waiting for the market price to possibly rise to these levels over time.

APA may generate high returns on its investment (at $5.60) but this:

- will require a "following wind" in a volatile and difficult industry;
- will reflect the much higher financial leverage, with its attendant increase in financial risk, to levels unlikely to be acceptable to public company investors;
- may result from future actions that could be difficult to achieve in a publicly listed environment; and
- may arise from consolidation or other opportunities flowing from future regulatory change.

- **Grant Samuel has estimated the underlying value of Qantas to be in the range of $5.18 to $5.98 per share.**

  Grant Samuel's valuation of Qantas (on a pre dividend basis*) is summarised below:

Qantas – Valuation Summary ($ millions)

	Valuation Range	
	Low	**High**
Airline operations and related businesses	14,500.0	16,000.0
Interests in jointly controlled entities, associates and investments	689.2	769.4
Cost savings (listed company costs)	67.0	80.4
Other assets and liabilities	(318.3)	(315.8)
Enterprise Value	**14,937.9**	**16,534.0**
Net borrowings at 31 December 2006	(2,073.6)	(2,073.6)
Present value of future operating lease payments at 31 December 2006	(2,548.9)	(2,548.9)
Value of Equity	**10,315.4**	**11,911.5**
Fully diluted shares on issue (millions)	1,990.6	1,990.6
Value per share	**$5.18**	**$5.98**

In considering this value range, shareholders should take note of the following:

- the bottom of the range ($5.18) represents the threshold price. A price above that level is fair from a financial point of view while prices below would not be fair value in a change of control transaction;
- the value range is relatively wide. Precision in the valuation of Qantas is unrealistic and potentially misleading given the inherent volatility of the business;
- the value includes a premium for control. Synergies available to acquirers are normally a significant factor in justifying their ability to pay a meaningful premium over market prices. However in this case, there are few synergies available as:

* Before the 15 cents per share special dividend declared by Qantas. The value range is equivalent to $5.03 to $5.83 on an ex dividend basis.

  - buyers who could achieve substantial synergies such as other international airlines are not able to acquire Qantas because of the ownership restrictions under the Qantas Sale Act; and
  - there are no local trade buyers. Inevitably, the acquirers would be consortia such as APA where there would be no opportunities to merge operations.

  Accordingly, the level of any premium for control can be expected to be less than in other takeover situations;

- Qantas has a number of operating divisions but the reality is that it is largely operated as a single integrated business. For example, while Jetstar is run as a separate organisation it is not stand alone. Its routes are co-ordinated with Qantas to avoid cannibalisation of the existing business. Accordingly, Grant Samuel's approach was to value the business in one line except for investments and partly owned associates. The analysis indicates that while some business units or other assets could be sold there is not any material "hidden value" that can be reliably assessed at this point in time; and
- the value range for the operating business was determined having regard to both:
  - discounted cash flow analysis; and
  - multiples of earnings.

  However, there are issues attached to both of these methodologies which mean that considerable caution should be exercised in relying on any single approach.

- **A value of $5.60 requires generally optimistic assumptions in a discounted cash flow analysis.**

  Grant Samuel has prepared a high level discounted cash flow analysis of Qantas based on a ten year forecast model. As discussed above, the nature of the airline industry means that considerable caution should be applied to any analysis based on long term cash flow projections. Equally plausible sets of assumptions give rise to very substantial differences in net present value. Nevertheless, discounted cash flow analysis can give some insights into value.

  The following table sets out the net present value outcomes under a variety of scenarios (described in detail in Section 6.4.2 of the full Report). The per share values are based on the net present value of the business operations (from the discounted cash flow analysis) together with the value of investments, other assets and liabilities and borrowings as set out in the table above:


Qantas - DCF Analysis Results
Value Range
Scenario A
Scenario B
Scenario C
Scenario D
Scenario E
Scenario F
Scenario G
3.50
4.00
4.50
5.00
5.50
6.00
6.50
7.00
Value per share ($)

The value range reflects a value for the airline operations and related businesses of $14.5-16.0 billion. This range was selected having regard to these outcomes and based on Grant Samuel's judgement about the relative likelihood of the various scenarios and sensitivities. The value range lies towards the top of Scenario A (the closest to a "base case") but this is considered appropriate for a change of control transaction.

The analysis also shows that:

- a set of reasonably optimistic assumptions is required to generate a value of $5.60; and
- sets of assumptions that do not appear to be excessively conservative give rise to values well below $5.60.

- **The implied earnings multiples are reasonable having regard to the qualitative differences between Qantas and its peers.**

The two valuation parameters that airline industry analysts tend to focus on are multiples of EBITDAR and multiples of net profit after tax (i.e. PE multiples). EBITDAR is a measure of operating profit that eliminates the effect of different financing structures used by airlines (e.g. debt, finance leases, operating leases).

There have been no acquisitions that can be compared directly to Qantas. The most comparable transaction, the Air France/KLM merger, involved underperforming businesses and expectations of very substantial operating and other synergies which had a significant impact on the implied multiples. The transactions generally indicate EBITDAR multiples of less than 5 times allowing for anticipated synergy benefits.

Accordingly, empirical evidence can really only be discovered from the trading prices of other listed airlines. However, consideration of this analysis needs to take account of:

- the absence of a control premium in the ratings of listed comparables;
- the nature of the airlines' operations. In this context, low cost carriers (such as Ryanair, easyJet, Southwest Airlines) currently trade at higher multiples than full service airlines. In any event, no listed company is directly comparable to Qantas with its dual brand and domestic/international mix; and
- financial performance. Airlines with depressed profitability or in a turnaround (of which there are many) will trade at higher multiples of current or short term earnings.

The multiples for the year ending 30 June 2007 for Qantas implied by the APA Offer and by Grant Samuel's valuation range are shown below:

Implied Earnings Multiples

	Grant Samuel Low Value	APA Offer	Grant Samuel High Value
EBITDAR[3]			
Year ended 30 June 2006	5.9	6.2	6.5
Year ending 30 June 2007 (broker consensus)[4]	5.0	5.3	5.5
Net Profit after Tax[3]			
Year ended 30 June 2006	17.4	18.8	20.1
Year ending 30 June 2007 (broker consensus)[4]	13.1	14.2	15.1

[3] Normalised to exclude significant and non recurring items.

[4] Multiples are based on broker consensus forecasts for the year ending 30 June 2007 (see Appendix 5). These consensus numbers are close enough to Qantas' internal forecast as to be useful for analytical purposes.

The multiples for Qantas are above the trading multiples of some of its peer group but are below some of its key competitors. Qantas does have a positive growth outlook, both in the short term and in the longer term. However:

- the high ratings of some of the listed peers reflect turnarounds and other temporary factors. Their stabilised multiples would be materially lower. Full service airlines have traditionally traded at around 4-6 times EBITDAR. Qantas has traded at forward EBITDAR multiples below 5 times over the past few years and well below the level implied by the APA Offer;
- peers such as Cathay Pacific or Singapore Airlines, which are rated somewhat higher, have stronger long term growth prospects than Qantas (Cathay Pacific should also see significant earnings growth from its recent Dragonair acquisition). These two airlines in particular are better positioned to capture the opportunities in China and elsewhere in Asia through their regional hub locations. They also enjoy other structural advantages (e.g. taxation and accelerated depreciation) and Singapore Airlines has the advantage of a much younger fleet. Both have limited free floats which may also contribute to their higher ratings;
- most international airlines will also benefit from the fuel price reductions and A380 delays and this is already reflected in their ratings;
- a significant contributor to the profitability of Qantas international is the Pacific route and in the medium term this could come under threat from increased competition;
- there are no significant synergy benefits available to APA and there are structural impediments for those buyers that could capture synergies;
- Qantas faces a very substantial capital expenditure program over the next decade relative to its operating cash flows; and
- Qantas has less scope than airlines in some other markets to participate in consolidation opportunities.

- **In the absence of regulatory change, there is little likelihood of an alternative offer.**

Under the Qantas Sale Act, shareholdings by individual foreign investors are limited to 25% of Qantas' voting capital and to 49% in aggregate. In addition, individual foreigners are limited to less than 15% of Qantas shares under the Foreign Acquisitions and Takeovers Act without approval from the Federal Treasurer. In view of the national interest issues involved, it is likely that any such investment would be carefully scrutinised.

Accordingly, there is unlikely to be an alternative offer for Qantas unless the Australian Government was to change the Qantas Sale Act:

- there are no domestic trade buyers of sufficient size;
- it would be difficult to find sufficient alternative domestic financial investors to provide 51% (or more) of the local equity content; and
- foreign trade buyers are likely to want substantially more than 15%.

Grant Samuel has no reason to believe that the Australian Government is likely to change the key terms of the Qantas Sale Act in the foreseeable future.

4 **Other Matters**

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Qantas shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Bidder's Statement issued by APA and the Target's Statement issued by Qantas in relation to the APA Offer.

Acceptance or rejection of the APA Offer is a matter for individual shareholders, based on their own views as to value and expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the APA Offer should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

QANTAS

Financial Services Guide and Independent Expert's Report in relation to the Takeover Offer by Airline Partners Australia

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

9 February 2007

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Qantas Airways Limited ("Qantas") in relation to the takeover offer from Airline Partners Australia ("APA") ("the Qantas Report"), Grant Samuel will receive a fixed fee plus reimbursement of out-of-pocket expenses for the preparation of the Qantas Report (as stated in Section 8.3 of the Qantas Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the Qantas Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Qantas or APA that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the APA Offer. Grant Samuel advises that:

- *Grant Samuel Property Pty Limited ("Grant Samuel Property"), a related company of Grant Samuel, has been retained by Qantas to provide corporate real estate services;*
- *Grant Samuel Property has been retained to provide corporate real estate services to Macquarie Bank and certain of its subsidiaries;*
- *Grant Samuel prepared an independent expert's report dated 15 March 2005 for the shareholders of Record Investments Limited ("Record") in relation to a share placement to a member of the Allco group of companies ("Allco"), changes to the Record board of directors and amendments to the terms of the Record Management Agreement;*
- *Grant Samuel prepared an independent expert's report dated 1 May 2006 for the shareholders of Record in relation to the merger of Record and Allco to form Allco Finance Group Limited; and*
- *Grant Samuel Corporate Finance Pty Limited, a related company of Grant Samuel, was retained by Allco in March 2005 to review the business model of a telecommunications company and in May 2005 to review five competitive global sales for broadband wireless access spectrum.*

The Grant Samuel group of companies has a corporate scheme for Qantas Club membership and individual executives are members of the Qantas Frequent Flyer program. In addition, three Grant Samuel group executives hold a total of less than 155,000 Qantas shares.

Grant Samuel had no part in the formulation of the APA Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the APA Offer. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

GRANT SAMUEL

Table of Contents

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

1 Details of the APA Offer

On 14 December 2006, Airline Partners Australia ("APA") announced a cash takeover offer (the "APA Offer") for all of the shares in Qantas Airways Limited ("Qantas"). The APA Offer is $5.60 cash per share. APA has announced that the APA Offer is final in the absence of an alternative proposal from a third party.

The APA Offer followed Qantas' announcement on 22 November 2006 that it had received an approach from Macquarie Bank Limited ("Macquarie Bank") and TPG Partners V, L.P. and Newbridge Asia IV, LP ("TPG") on behalf of a consortium that they represented and its announcement on 13 December 2006 that it had received a non-binding conditional proposal from APA to acquire all of the issued shares in Qantas at a price of $5.50 per share, the terms of which were not acceptable to the Independent Non Executive Directors of Qantas.

On 8 February 2007, Qantas announced a fully franked special dividend of 15 cents per share. As a result, the offer consideration received by shareholders will comprise:

- the fully franked dividend of 15 cents per share; and
- the balance of the $5.60 offer price (i.e. $5.45) by way of a cash payment from APA.

Qantas and APA have executed an Implementation Deed to facilitate the APA Offer. The Implementation Deed sets out the conditions of the APA Offer, which are:

- APA obtains a relevant interest in at least 90% of Qantas' issued shares;
- no order is made that restrains or prohibits the making or implementation of the APA Offer or the transfer of Qantas shares under the APA Offer;
- no material adverse change occurs that would have the effect of reducing the consolidated net profit after tax of Qantas by at least $100 million;
- no breach of the Implementation Deed by Qantas; and
- none of the specified prescribed occurrences occur during the offer period.

The Implementation Deed also provides for an exclusivity period for APA until termination of the Implementation Deed during which Qantas has agreed:

- not to solicit a competing proposal for Qantas; and
- not to allow any party to undertake due diligence investigations on Qantas or provide any non public information relating to Qantas without APA's prior written consent.

These restrictions will not apply to the extent that they restrict Qantas from acting in relation to any bona fide proposal that was not solicited by Qantas provided that the Qantas Board determines that:

- the competing proposal is a superior proposal; and
- failing to respond to the competing proposal would amount to a breach of the Qantas Directors' fiduciary or statutory obligations.

APA is a consortium comprising Australian and foreign investors. The ownership structure of APA is set out in the following table:

APA - Ownership Structure		
Consortium Member	Voting Interest	Economic Interest
Allco Equity Partners Limited	34.9%	26.9%
Allco Finance Group Limited	10.9%	8.4%
Macquarie Bank	14.5%	14.7%
Qantas senior management	1.4%	1.0%
Total Australian Interest	**61.7%**	**51.0%**
TPG	14.7%	25.0%
Onex Partners II LP	8.9%	12.5%
Take-up investors[1]	14.7%	11.5%
Total foreign interest	**38.3%**	**49.0%**
Total	**100.0%**	**100.0%**

Source: Bidder's Statement

The ownership structure set out above assumes that APA makes a separate offer to acquire the Qantas shares held by 20-30 of Qantas' senior management. APA has not yet finally decided whether this offer will be made or, if it is made, which members of Qantas' management will participate, although the offer will only be made if the APA Offer is successful.

Voting interests refer to the equity securities held by investors in APA. Economic interests take into account equity securities and special warrants held by investors. APA is majority Australian owned. Foreign investors represent less than 40% of the total voting interests in APA and no single foreign investor has a voting interest of more than 15% in APA.

The APA Offer has been unanimously recommended by the Independent Non Executive Directors of Qantas in the absence of a superior proposal and subject to an independent expert providing an opinion that the APA Offer is fair and reasonable.

[1] Take-up investors are foreign third party investors that TPG has agreed to procure.

2 Scope of the Report

2.1 Purpose of the Report

The Independent Non Executive Directors of Qantas have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report in relation to the APA Offer. This report is to set out whether, in Grant Samuel's opinion, the APA Offer is fair and reasonable and to state reasons for that opinion.

The sole purpose of this report is an expression of Grant Samuel's opinion as to whether the APA Offer is fair and reasonable. A copy of this report is to accompany the Target's Statement to be despatched to shareholders by Qantas.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Qantas shareholders. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Bidder's Statement issued by APA and the Target's Statement issued by Qantas in relation to the APA Offer.

Whether or not to accept the APA Offer is a matter for individual shareholders based on their own views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the APA Offer should consult their own professional adviser.

2.2 Basis of Evaluation

The term "fair and reasonable" has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company's underlying businesses and assets.

Policy Statement 75 issued by the Australian Securities Commission, the predecessor to the Australian Securities & Investment Commission ("ASIC"), attempts to provide a precise definition of fair and reasonable. The Policy Statement continues earlier regulatory guidelines that create a distinction between "fair" and "reasonable". Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offerer is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:

- the offeror's existing shareholding;
- other significant shareholdings;
- the probability of an alternative offer; and
- the liquidity of the market for the target company's shares.

A takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair".

For the purpose of this report, Grant Samuel has treated "fair" and "reasonable" as separate concepts in accordance with Policy Statement 75. Fairness is a more demanding criteria. A "fair" offer will always be "reasonable" but a "reasonable" offer will not necessarily be "fair".

A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an

amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Grant Samuel has determined whether the APA Offer is fair by comparing the estimated underlying value range of Qantas with the offer price. The APA Offer will be fair if it falls within the estimated underlying value range. In considering whether the APA Offer is reasonable, the factors that have been considered include:

- the estimated value of Qantas compared to the offer price;
- the existing shareholding structure of Qantas;
- the likelihood of an alternative offer and alternative transactions that could realise fair value;
- the likely market price and liquidity of Qantas shares in the absence of the APA Offer; and
- other advantages and disadvantages for Qantas shareholders of accepting the APA Offer.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Bidder's Statement;
- the Target's Statement (including earlier drafts);
- annual reports of Qantas for the five years ended 30 June 2006;
- half year announcement of Qantas for the six months ended 31 December 2006;
- press releases, public announcements, media and analyst presentation material and other public filings by Qantas including information available on its website;
- brokers' reports and recent press articles on Qantas and the airline industry; and
- sharemarket data and related information on Australian and international listed companies engaged in the airline industry and on acquisitions of companies and businesses in this industry.

Non Public Information provided by Qantas

- Board Business Reports (including management accounts) for Qantas for the four months ended 31 October 2006 and the six months ended 31 December 2006, the latter of which includes the latest forecast for the year ending 30 June 2007 prepared by Qantas management (the "2007 Forecast");
- the three year plan ending 30 June 2009 and the five year outlook ending 30 June 2011 prepared by Qantas management in May 2006 and July 2006 respectively (the "Projections"); and
- other confidential documents, board papers, presentations and working papers.

In preparing this report, Grant Samuel has held discussions with, and obtained information from, senior management of Qantas and its advisers.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Qantas and its advisers. Grant Samuel has considered and relied upon this information. Qantas has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the APA Offer is fair and reasonable to Qantas shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, "due diligence" of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Qantas. It is understood that the accounting information that was provided was prepared in accordance with appropriate accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

Qantas is responsible for the 2007 Forecast and the Projections provided to Grant Samuel. Grant Samuel has used and relied on this financial information for the purposes of its analysis. The major assumptions underlying the 2007 Forecast and the Projections were reviewed by Grant Samuel in the context of current economic, financial and other conditions.

In addition, the airline industry is a volatile industry where relatively small changes in key variables can have a significant impact on earnings and cash flows. Some of these variables are subject to external forces (e.g. fuel prices or foreign exchange rates) and difficult to predict with any reliability. Accordingly, it is extremely difficult to make reliable forecasts of future profitability.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant's examination), there are reasonable grounds to believe that the 2007 Forecast and the Projections have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account:

- the 2007 Forecast and the Projections have been prepared through a detailed budgeting process involving preparation of "ground up" budgets by the management of individual operations and review by management of Qantas;
- the Target Statement Due Diligence Committee commissioned reports from accounting advisers in relation to the forecast financial information provided to Grant Samuel, including identifying the key drivers of performance (and their underlying assumptions), identifying the sources of information and the supporting evidence on which the assumptions were based and assessing the mathematical integrity of the forecast financial information. Extracts from these reports were made available to Grant Samuel; and
- the 2007 Forecast was approved and the three year plan was endorsed by the Directors of Qantas.

While Qantas has made guidance statements about profit before tax for the year ending 30 June 2007, the Independent, Non Executive Directors of Qantas have decided not to include the 2007 Forecast or the Projections in the Target's Statement and therefore this information has not been disclosed in this report.

Grant Samuel has no reason to believe that the 2007 Forecast or the Projections reflect any material bias, either positive or negative. However, the achievability of the 2007 Forecast and the Projections is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values to changes in key variables. The sensitivity analysis isolates a limited number of assumptions and shows the impact of expressed variations to those assumptions. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

- changes to the assumptions other than those considered in the sensitivity analysis;
- greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and
- combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Target's Statement sent by Qantas to its shareholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Information on Qantas

3.1 Background

Qantas was founded in 1920 as Queensland and Northern Territory Aerial Services Limited, a private venture which offered air travel across Queensland and the Northern Territory. In November 1922, Qantas began its first regular scheduled service, carrying airmail (and subsequently passengers) between Charleville and Cloncurry in Queensland. In 1934, it commenced its first international service, an Australia-United Kingdom mail service through Qantas Empire Airways Limited, a joint venture with Imperial Airways Limited ("Imperial Airways") (the predecessor to British Airways Plc ("British Airways")), with Qantas operating the Australia-Singapore leg of the service. Passenger services on the route commenced in 1935.

During World War II, Qantas provided air links and supply drops for the Allied Forces in the Asia Pacific region. However in 1947, the Australian Government acquired 100% of the airline, including the interest held by Imperial Airways. Under government ownership, Qantas expanded its international operations over the next four decades, commencing regular weekly flights between Sydney and London (the "Kangaroo route") and services to Japan, South Africa and the United States. Qantas' domestic operations were taken over by Trans Australia Airlines ("TAA") (also owned by the Australian Government) in 1949. The first jet airline service commenced in 1959.

In 1990, the Australian Government announced its intention to sell a 49% interest in Qantas and 100% of Australian Airlines (previously TAA). Following substantial deregulation of the Australian airline industry, Qantas acquired Australian Airlines for $400 million in 1992. In March 1993, the Australian Government completed the sale of a 25% interest in Qantas to British Airways for $665 million and in June 1995, the two airlines entered into a Joint Services Agreement under which Qantas and British Airways would agree on fares. The agreement was initially for a five year period. In July 1995, the Australian Government sold its 75% shareholding in Qantas through an initial public offering raising $1.5 billion.

Co-operation with British Airways was expanded in April 2000 to include co-ordination of freight, scheduling, marketing, sales, pricing and customer service activities on services between Australia and Europe. This agreement was approved by the Australian Competition and Consumer Commission ("ACCC") until July 2003 and was subsequently granted interim authorisation until it was renewed in February 2005 for a further five year term. British Airways sold its interest in Qantas (which had been diluted to 18.25%) to Australian and international investors in September 2004.

Following the collapse of Ansett Australia Pty Ltd ("Ansett"), Qantas' major domestic competitor, in September 2001, Qantas leased additional aircraft and added flights, providing free or discounted air travel to Ansett customers thereby acquiring a proportion of Ansett's market share. In November 2001, Qantas acquired Impulse Airlines Limited ("Impulse Airlines"), a small domestic airline, having previously entered into a long term commercial relationship that involved Impulse Airlines withdrawing from operating scheduled air services in Australia under its own brand.

In November 2002, Qantas and Air New Zealand Limited ("Air New Zealand") announced a proposal for a strategic alliance which included Qantas taking an equity investment of up to 22.5% in Air New Zealand and co-operation on pricing and scheduling on all Air New Zealand flights and those Qantas flights to, from and within New Zealand. In September and October 2003, the ACCC and the New Zealand Commerce Commission respectively issued final decisions denying approval of the alliance on the basis it was anti-competitive and not in the public interest. Qantas and Air New Zealand appealed these determinations and while the Australian Competition Tribunal authorised the alliance in October 2004, the appeal was denied by the New Zealand High Court based on several issues, with the conclusion that the likely public benefits of the proposed alliance would not outweigh the likely detriments. In November 2006, the ACCC issued a draft decision proposing to deny authorisation of a subsequent application for a co-operative arrangement by Qantas and Air New Zealand on Trans Tasman services.

In October 2002, in response to the rise in low cost carriers, Qantas launched a leisure focused international airline under the *Australian Airlines* brand, providing air travel from Australia to and between major Asian destinations and in October 2003, unveiled plans to launch a new low cost domestic carrier under the *Jetstar* brand. Jetstar commenced operations in May 2004 with domestic flights between 14 east coast cities. By December 2006, Jetstar operated flights to 20 domestic destinations. In July 2006, the *Australian Airlines* brand was discontinued, with Jetstar now flying low cost international services.

In November 2000, Qantas announced that as part of its long term fleet plan, it would acquire 12 Airbus A380 aircraft for delivery between 2006 and 2011, with options for a further 12 aircraft, to meet passenger growth on key long haul routes between Australia and the United Kingdom and the United States. The delivery of A380 aircraft has been delayed by two years, with Qantas now expecting to have four A380 aircraft by the end of 2008 and seven by mid-2009. All airlines with A380 orders are in the same position as Qantas. Despite the delay in delivery, Qantas has placed firm orders for a further eight A380 aircraft. In addition, in December 2005, Qantas announced that it would acquire up to 115 Boeing B787 aircraft, 65 for Qantas domestic full service, Qantas international and Jetstar international for delivery from 2008 and rights for an additional 50 for growth. The B787 and the A380 aircraft both have significantly lower operating costs than existing aircraft and will form the basis of the Qantas and Jetstar fleets out to 2015 and beyond.

3.2 Business Operations

Qantas is the world's second oldest airline and the eleventh largest airline globally in terms of Revenue Passenger Kilometres ("RPKs")[3]. In the year ended 30 June 2006, it carried approximately 34 million passengers, providing air services to 85 international destinations in 39 countries (including codeshare flights operated by other airlines) and regular services to 57 destinations throughout Australia.

The group's airline businesses include Qantas (full service domestic and international), JetConnect (domestic New Zealand and Trans Tasman), QantasLink (regional Australia) and Jetstar (low cost domestic and international) In addition to its airline operations, the company operates a portfolio of airline related businesses including airport operations, freight, engineering, catering and travel and accommodation booking. It employs approximately 37,000 people worldwide. Qantas is regarded as one of the world's leading international airlines, with an industry leading safety record and has been the recipient of numerous industry "best airline" awards.

Brief overviews of each of Qantas' major business operations are set out below. More detailed information and analysis on each of the major business operations is set out in Sections 5.1 to 5.6 of this report.

- ***Qantas Full Service Domestic and Qantas International ("Qantas Airways")***

  Qantas Airways is a full-service domestic and international airline. It is consistently ranked amongst the world's top airlines in terms of service and product quality. Qantas full service domestic comprises domestic main trunk air services provided under the *Qantas* brand and regional services provided by QantasLink. Qantas international services a wide range of routes including New Zealand, South East Asia, Japan, South Africa, the United States and the United Kingdom. Qantas also provides domestic main trunk air services in New Zealand under the *Qantas* brand.

- ***Jetstar***

  Jetstar is a low cost carrier which was launched by Qantas in May 2004 to provide a low fare service focussed on the domestic leisure travel market. The carrier's domestic network operates across 20 city and regional tourist destinations primarily along Australia's east coast. Jetstar introduced a Trans Tasman service in December 2005 and in November 2006

[3] - Revenue Passenger Kilometres ("RPKs") is the number of paying passengers carried multiplied by the number of kilometres flown

commenced the progressive introduction of international services to destinations in South East Asia, Japan and the Pacific during 2006 and 2007.

- ***Freight***

  Qantas Freight carries general and express cargo and mail using the belly space of the Qantas and Jetstar international fleets and the capacity on leased freighter aircraft, all of which operate scheduled international routes. The division provides freight handling services at four international freight terminals in Australia and one in the United States. Domestic airfreight and express road freight services are provided by separate joint venture entities owned in conjunction with Australia Post. A wholly owned subsidiary of Qantas, Express Freighters Australia Pty Limited ("Express Freighters Australia"), also leases freighter aircraft to Australian air Express.

- ***Airports***

  Qantas Airports provides a range of airport services to the Qantas domestic and international businesses and to other international airlines. Services principally include check-in, lounge facilities, baggage handling and aircraft ground handling services. Revenue is also earned from retail activities conducted within terminals owned or leased by Qantas and the leasing of advertising space.

- ***Engineering***

  Qantas operates one of the largest engineering organisations in the Asia Pacific region. Qantas Engineering provides heavy and routine aircraft, engine and component maintenance, inspections, upgrades, refits, inventory supply chain management and engineering training for the Qantas group, other international airlines and the Australian Defence Forces.

- ***Catering***

  Qantas Catering prepares fresh and frozen meals for Qantas group airlines and external customers (primarily other airlines). The catering businesses operate from eight catering facilities throughout Australia.

- ***Holidays***

  Qantas Holidays packages and sells domestic and international flights, accommodation and holiday products in conjunction with Qantas and other airlines. Products are sold through a network of over 1,000 agents throughout Australia, Asia and the United Kingdom.

- ***Investments and Associates***

  Qantas has interests in a number of other businesses, including other Asia Pacific airlines, holiday, passenger handling services and reservation systems businesses.

Qantas' business strategy has been built around the following key elements:

- grow and defend the domestic airline business through a two brand strategy of *Qantas* and *Jetstar*;
- expand the two brand strategy internationally;
- invest in new generation aircraft and associated products;
- seek ongoing portfolio business improvements and opportunities (e.g. freight);
- improve other service businesses (catering, airport services, engineering); and
- achieve cost reductions and efficiencies through the Sustainable Future Program.

3.3 Financial Performance

The financial performance of Qantas for the five years ended 30 June 2006 and the six months ended 31 December 2006 is summarised below:

Qantas - Financial Performance[3] ($ millions)

	Year ended 30 June					Six months ended 31 December
	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2006 actual AIFRS
Operating Revenue	10,968.8	11,374.9	11,353.7	12,563.9	13,542.3[4]	7,629.4[4]
EBITDAR[5]	**1,602.7**	**1,848.1**	**2,360.2**	**2,473.4**	**2,455.5**	**1,579.1**
Non-cancellable operating lease payments	(255.7)	(283.9)	(263.5)	(266.8)	(355.7)	(209.9)
EBITDA[6]	**1,347.0**	**1,564.2**	**2,096.7**	**2,206.6**	**2,099.8**	**1,369.2**
Depreciation and amortisation	(681.8)	(878.7)	(991.2)	(1,241.3)	(1,249.8)	(707.2)
EBIT[7]	**665.2**	**685.5**	**1,105.5**	**965.3**	**850.0**	**662.0**
Share of profit/(loss) of associates	36.1	9.6	19.7	15.7	38.9	13.5
Net interest expense	(48.3)	(64.7)	(133.6)	(99.7)	(54.6)	(24.1)
Amortisation of goodwill	(11.7)	(12.7)	(14.4)	-	-	-
Significant and non recurring items[8]	(10.3)	(115.4)	(12.6)	33.0	(163.1)	(128.0)
Operating profit before tax	**631.0**	**502.3**	**964.6**	**914.3**	**671.2**	**523.4**
Income tax expense	(201.7)	(155.7)	(315.8)	(225.0)	(191.2)	(164.9)
Operating profit after tax	**429.3**	**346.6**	**648.8**	**689.3**	**480.0**	**358.5**
Outside equity interests	(1.3)	(3.1)	(0.4)	(0.8)	(0.5)	0.2
Profit after tax attributable to Qantas shareholders	**428.0**	**343.5**	**648.4**	**688.5**	**479.5**	**358.7**
Statistics						
Basic earnings per share (cents)	*29.1*	*20.0*	*35.7*	*36.8*	*24.9*	*18.2*
Dividends per share (cents)	*17.0*	*17.0*	*17.0*	*20.0*	*22.0*	*15.0*
Dividend payout ratio	*58.4%*	*85.0%*	*47.6%*	*54.3%*	*88.4%*	*82.4%*
Amount of dividend franked	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*
Revenue growth	*7.7%*	*3.7%*	*-0.2%*	*nc[9]*	*7.8%*	*nc*
EBITDAR growth	*10.0%*	*15.3%*	*27.7%*	*nc*	*-0.7%*	*nc*
EBIT growth	*16.4%*	*3.1%*	*61.3%*	*nc*	*-11.9%*	*nc*
EBITDAR margin	*14.6%*	*16.2%*	*20.8%*	*19.7%*	*18.1%*	*20.7%*
EBIT margin	*6.1%*	*6.0%*	*9.7%*	*7.7%*	*6.3%*	*8.7%*
Interest cover[10]	*2.7x*	*2.6x*	*3.5x*	*3.2x*	*2.6x*	*3.9x*

Source: Qantas annual reports, results media releases, preliminary final reports and half year announcement, Grant Samuel analysis

[3] Financial statements for years prior to 30 June 2005 were prepared in accordance with Australian Generally Accepted Accounting Principles ("AGAAP"). Qantas adopted the Australian equivalents to International Financial Reporting Standards ("AIFRS") from 1 July 2005. The financial performance for the year ended 30 June 2005 has been taken from the 2006 Annual Report and was also prepared on the basis of AIFRS.

[4] Operating revenue excludes amounts receivable in relation to the A380 delay.

[5] EBITDAR is earnings before net interest, tax, depreciation, amortisation, significant and non-recurring items and non-cancellable operating lease payments.

[6] EBITDA is earnings before net interest, tax, depreciation, amortisation and significant and non recurring items.

[7] EBIT is earnings before net interest, tax and significant and non recurring items.

[8] Significant and non recurring items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Qantas or the relevant business segment.

[9] nc = not calculated as not meaningful.

[10] Interest cover is EBIT divided by adjusted net interest. Adjusted net interest includes capitalised interest and interest on non-cancellable operating leases

In recent years, the aviation industry has operated in an environment of rising fuel prices, increasing competition, security concerns and industrial relations issues. Nevertheless, Qantas reported considerable growth in earnings over the four years ended 30 June 2005, which represented a period of improving industry conditions following the impact of the terrorist attacks in the United States on 11 September 2001, the beginning of the war in Iraq and the outbreak of Severe Acute Respiratory Syndrome ("SARS") which affected earnings in the second half of the year ended 30 June 2003.

Earnings declined in the year ended 30 June 2006, despite an 8% increase in operating revenue, largely as a result of record high fuel costs ($3.1 billion before hedging benefits compared to $2.3 billion in the year ended 30 June 2005). Hedging of fuel costs and fuel surcharges recover approximately 75-90% of these additional costs.

Growth in revenue and earnings has been achieved through:

- the Sustainable Future Program, which was launched in February 2003 with the aim of reducing operating costs by $1 billion over two years. The target was subsequently increased to $1.5 billion over three years to the year ended 30 June 2006 (which was achieved) and an additional $1.5 billion reduction in operating costs has been targeted for the next two years. The cost savings achieved over the three and a half years ended 31 December 2006 are summarised below:

Qantas - Sustainable Future Program Cost Savings ($ millions)

Cost category	Year ended 30 June			Six months ended 31 December 2006	Cumulative total
	2004	2005	2006		
Labour	156	150	138	111	555
Fleet, product and overheads	211	280	237	147	875
Distribution	145	115	126	61	447
Total	**512**	**545**	**501**	**319**	**1,877**

Source: Qantas results media releases and preliminary final reports

- the launch of Jetstar domestic in May 2004 and Jetstar international in December 2005.

The transition to AIFRS from 1 July 2004 has resulted in lower reported profit after tax compared to profit after tax under AGAAP. The largest difference is the change in accounting for Frequent Flyer points revenue. Under AGAAP, this revenue was recognised when received whereas under AIFRS, this revenue is determined and recognised when the points are redeemed. Applying AIFRS to the Frequent Flyer program for the year ended 30 June 2005 resulted in a decrease in profit before tax of $142.2 million. In addition, under AIFRS, where hedging transactions do not meet certain effectiveness criteria, changes in the fair value of those transactions are recognised in profits as they occur, potentially causing volatility.

Qantas' operating performance has also been affected by the impact of transactions in foreign currencies and the translation of foreign operations. This impact was most noticeable with the significant strengthening of the A$ in the years ended 30 June 2003 and 2004, which had a positive impact on Qantas' A$ reported results.

Significant and non recurring items over the period have primarily been costs associated with the implementation of the Sustainable Future Program and the launch of the Jetstar domestic and international operations. Details of significant and non recurring items are summarised below:

Qantas – Significant and Non Recurring Items ($ millions)

	Year ended 30 June					Six months ended 31 December
	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2006 actual AIFRS
Redundancy and restructuring costs	(41.5)	(115.4)	(7.1)	(19.1)	(181.5)	(100.1)
Qantas Catering provision release	-	-	18.3	-	-	-
Reversal of surplus revenue provision	-	-	-	52.1	-	-
Profit on sale of investment in EQUANT NV	31.2	-	-	-	-	-
Receivables due from aircraft manufacturers	-	-	-	-	104.4	97.5
Jetstar domestic start up costs	-	-	(23.8)	-	-	-
Jetstar international start up costs	-	-	-	-	(14.2)	(26.0)
Writedown of jointly controlled entities	-	-	-	-	(22.4)	-
Ineffective hedges – open derivative positions	-	-	-	-	(49.4)	(99.4)
Total significant and non recurring items	**(10.3)**	**(115.4)**	**(12.6)**	**33.0**	**(163.1)**	**(128.0)**

Source: Qantas annual reports, results media releases, preliminary final reports and half year announcement, Grant Samuel analysis

In the year ended 30 June 2006 and the six months ended 31 December 2006, significant and non recurring items also includes the present value of amounts receivable from the aircraft manufacturer in relation to revised aircraft delivery dates.

In February 2007, Qantas announced that it expected reported profit before tax for the year ending 30 June 2007 to be 30-40% above the result for the year ended 30 June 2006 (i.e. in the range $873-940 million). The guidance on earnings reflected projected full year results based on fuel costs not increasing significantly, demand continuing to grow and cost reductions not achieved in the first half being realised in the second half. The guidance also reflects the estimated results for the six months ended 31 December 2006 of $523.4 million, which represents approximately 60% of the mid point of the guidance provided to the market. Over the five years ended 30 June 2002 to 30 June 2006, the first half result to 31 December has averaged 61% of the ultimate full year result.

Qantas is the head entity in the tax consolidated group comprising Qantas and all of its Australian wholly owned entities and partnerships. According to the provisions of Australia's tax law and international tax treaties, Qantas pays income tax on virtually all of its worldwide earnings at the Australian corporate tax rate of 30% (and not at the applicable corporate tax rate in the country in which the income may have been generated).

Dividends per share have increased from 17 cents in the years ending 30 June 2002 to 2004 to 20 cents in the year ended 30 June 2005 and 22 cents in the year ended 30 June 2006. The increase in dividends in the year ended 30 June 2005 reflected the strong growth in earnings, as the payout ratio remained relatively steady compared to the prior year (at around 50%). Dividends per share were increased in the year ended 30 June 2006 following strong operating cash flows, even though profit after tax declined (reflected in the increase in the dividend payout ratio to almost 90%). Dividends have consistently been franked to 100%. Before allowing for the payment of the 15 cents per share special dividend, Qantas had $263.7 million in available franking credits.

3.4 Financial Position

The financial position of Qantas as at 30 June 2006 and 31 December 2006 is summarised below:

Qantas - Financial Position ($ millions)

	As at 30 June 2006 actual AIFRS	As at 31 December 2006 actual AIFRS
Debtors and prepayments	1,159.2	1,032.5
Inventories	334.8	188.3
Creditors and accruals	(1,988.0)	(1,893.3)
Revenue received in advance	(2,991.3)	(2,914.1)
Net working capital	**(3,485.3)**	**(3,586.6)**
Aircraft related assets	11,030.9	11,035.4
Other property, plant and equipment	1,344.1	1,362.9
Other financial assets (net)	752.1	213.8
Intangible assets	311.7	329.2
Investments accounted for using the equity method	372.9	360.4
Other investments	53.7	78.2
Loans receivable	142.1	142.2
Deferred tax liabilities (net)	(698.3)	(674.1)
Current tax liabilities	(72.4)	(63.6)
Provisions	(946.0)	(931.1)
Deferred lease benefits	(136.3)	(116.8)
Assets classified as held for resale	24.2	9.6
Other (net)	131.7	255.9
Total funds employed	**8,825.1**	**8,415.4**
Cash and cash equivalents	3,031.6	3,180.1
Bank and other loans, lease liabilities	(5,775.6)	(5,517.0)
Net borrowings	**(2,744.0)**	**(2,336.9)**
Net assets	**6,081.1**	**6,078.5**
Outside equity interests	(4.9)	(4.7)
Equity attributable to Qantas shareholders	**6,076.2**	**6,073.8**
Statistics		
Net assets per share ($)	*3.11*	*3.06*
NTA[11] per share ($)	*2.95*	*2.90*
Gearing[12]	*47.1%*	*44.6%*

Source: Qantas annual reports and half year announcement, Grant Samuel analysis

Qantas' total funds employed of $8.4 billion at 31 December 2006 included $11.0 billion of aircraft related assets. Aircraft related assets at 31 December 2006 included $1.2 billion in deposits and progress payments for new aircraft.

Gearing at 31 December 2006 is moderate at 44.6% (based on the book value of equity) and interest cover at 3.9 times EBIT. Net borrowings includes aircraft lease liabilities of $1.1 billion and is net of aircraft security deposits of $126.8 million. At 31 December 2006 Qantas had total committed financing facilities of $1.2 billion, all of which was undrawn and a $1.0 billion commercial paper and medium term note facility, of which $0.1 billion was on issue.

[11] NTA is net tangible assets, which is calculated as net assets less intangible assets

[12] Gearing is net borrowings divided by net assets plus adjusted net borrowings. Adjusted net borrowings includes the present value of non-cancellable operating leases.

For the purposes of calculating gearing, net borrowings includes the net present value of future non-cancellable operating lease payments which, at 31 December 2006, amounted to $2.5 billion.

Qantas is subject to interest rate, foreign currency and fuel price risks. Qantas manages these risks using various financial instruments, including swaps, forward contracts and options. Foreign currency hedges are used to cover the exposure of borrowings, net income and capital expenditure denominated in foreign currencies. At 31 December 2006, the mark to market value of these instruments was a net asset of $213.8 million comprising $377.8 million for interest rate hedges, $2.6 million for fuel hedges and $(166.6) million for foreign currency hedges. Up to 100% of estimated fuel costs out to 12 months may be hedged, up to 50% in the subsequent 12 months and up to 20% in the final year out to 36 months, with any hedging outside these parameters requiring approval of the Board.

Intangible assets at 31 December 2006 predominantly relate to software development expenditure (54%) and goodwill (35%), with the balance representing airport landing slots. Under AIFRS, goodwill and airport landing slots are no longer amortised (but are tested annually for impairment). Software development expenditure is amortised on a straight line basis over three to five years.

Equity accounted investments at 31 December 2006 of $360.4 million primarily represent Qantas' 50% interest in Star Track Express Holdings Pty Limited ("Star Track Express"). It also includes:

- a 46.3% interest in Air Pacific Limited ("Air Pacific"), an airline in Fiji;
- a 50% interest in Australian air Express Pty Limited ("Australian air Express"), a domestic cargo business jointly controlled with Australia Post; and
- a number of other relatively small investments in businesses involved in air transport, passenger handling services, tours and travel, freight services and reservation systems.

Other investments at 31 December 2006 primarily represents Qantas' investment in Air New Zealand (220.8 million convertible notes) which is carried at $73.7 million.

At 31 December 2006, Qantas had net deferred tax liabilities of $674.1 million. This net liability does not include any value for $13.7 million of tax losses (calculated as at 30 June 2006) that exist in relation to Qantas' New Zealand operations on the basis that it is not probable that taxable profit will be generated in the future against which Qantas could utilise these tax losses.

Qantas' financial position at 31 December 2006 includes provisions for:

- insurance and other of $128.9 million. This included a provision for workers' compensation insurance. Qantas self-insures for risks associated with workers' compensation in New South Wales, Victoria and Queensland and the provision is calculated based on an independent actuarial assessment of notified and estimated incurred but not reported claims;
- earned but not redeemed Frequent Flyer points of $68.7 million, calculated based on the present value of the incremental marginal cost of providing the travel rewards; and
- onerous contracts of $21.6 million, in relation to a lease of empty premises and leases of grounded aircraft that cannot be cancelled or sublet.

Loans receivable of $142.2 million includes a $128.2 million loan to Star Track Express.

Outside equity interests at 31 December 2006 of $4.7 million represents minority interests in a number of Asian subsidiaries of QH Tours Ltd ("QH Tours"), a Qantas' travel wholesaler.

3.5 Cash Flow

Qantas' cash flows for the five years ended 30 June 2006 and the six months ended 31 December 2006 are summarised below:

Qantas - Cash Flow ($ millions)

	Year ended 30 June					Six months ended 31 December
	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2006 actual AIFRS
EBITDA	**1,347.0**	**1,564.2**	**2,096.7**	**2,206.6**	**2,099.8**	**1,369.2**
Changes in working capital and other adjustments	4.2	279.3	92.7	660.4	419.7	(31.7)
Capital expenditure (net)	(2,450.7)	(3,100.5)	(1,956.9)	(1,734.9)	(1,479.7)	(652.7)
Operating cash flow	**(1,099.5)**	**(1,257.0)**	**232.5**	**1,132.1**	**1,039.8**	**684.8**
Tax paid	(165.9)	(169.2)	(33.3)	(102.9)	(162.7)	(82.6)
Net interest paid	(100.1)	(153.7)	(179.6)	(174.9)	(157.6)	(81.3)
Proceeds from financing of non-current assets	-	-	171.7	257.9	627.8	-
Payments for investments and intangibles (net of cash)	(19.3)	(92.9)	(319.2)	(44.6)	(37.3)	(11.6)
Proceeds from sale of investments	39.3	-	-	-	-	3.4
Dividends paid	(124.1)	(172.3)	(161.4)	(175.0)	(212.1)	(116.1)
Proceeds from share issues	652.7	701.0	90.6	-	-	-
Other	137.7	204.7	(52.7)	31.3	41.6	10.5
Net cash generated (used)	**(679.2)**	**(939.4)**	**(251.4)**	**923.9**	**1,139.5**	**407.1**
Net cash (borrowings) – opening	*(2,533.5)*	*(3,212.7)*	*(4,152.1)*	*(4,807.4)*	*(3,883.5)*	*(2,744.0)*
Net cash (borrowings) – closing	*(3,212.7)*	*(4,152.1)*	*(4,403.5)*	*(3,883.5)*	*(2,744.0)*	*(2,336.9)*

Source: Qantas annual reports, Grant Samuel analysis

The cash generated by Qantas' business operations has varied considerably over the last five years, despite growth in EBITDA up until the year ended 30 June 2005. This largely reflects the uneven nature of capital expenditure over this period, which peaked at $3.1 billion in the year ended 30 June 2003 and has fallen in subsequent years to $1.5 billion in the year ended 30 June 2006 (partly as a result of more aircraft being financed through operating leases). In addition, since the year ended 30 June 2004, Qantas has generated cash from the sale and subsequent lease back of aircraft.

The cash generated by Qantas' business operations has been used primarily to pay interest on net borrowings, tax and dividends. While a number of acquisitions have been made over this period, they have, with the exception of the $375 million (including a loan of $128.2 million) acquisition of a 50% interest in Star Track Express in the year ended 30 June 2004 and the $89.7 million investment in Air New Zealand in the year ended 30 June 2003, been relatively small.

The decline in tax paid in the year ended 30 June 2004 was due to the impact of accelerated tax depreciation on new aircraft and a refund received from the Australian Taxation Office relating to prior year foreign exchange losses on the hedging of aircraft acquisitions.

3.6 Capital Structure

As at 2 February 2007, Qantas had the following securities on issue:

- 1,984,027,311[13] ordinary shares;
- 5,021,800 rights to Qantas shares awarded to eligible executives under the Performance Rights Plan; and
- 6,329,620 entitlements awarded to certain executives under the Qantas Long Term Executive Incentive Plan.

Selected Qantas executives may be granted rights to Qantas shares under the Performance Rights Plan[14]. Rights granted under this plan are subject to a performance hurdle based on total shareholder return compared to a basket of listed global airlines and the S&P/ASX 100 Index. The performance hurdle is tested three years after the rights are granted and re-tested, if necessary, at quarterly intervals over the subsequent two year period. Subject to achieving the performance hurdle, rights may be converted on a one-for-one basis to Qantas shares. All rights are granted with a nil exercise price. They do not allow the holder to participate in share issues and have no entitlement to dividends. Unvested rights generally lapse on termination of employment.

Qantas also has on issue entitlements to Qantas shares issued under the Qantas Long Term Executive Incentive Plan which were granted in the years ended 30 June 2000, 2001 and 2002. The plan was suspended in July 2002. These entitlements may vest between three and five years following the award date subject to achieving a performance hurdle (based on Qantas' relative total shareholder return compared to the ASX 200 Industrials Index and a basket of global airlines). To the extent that the entitlements vest, they may be converted into Qantas shares within eight years of the award date, in proportion to the gain in the Qantas share price (i.e. not on a one-for-one basis). The entitlements lapse on the eighth anniversary of the date they were awarded. Entitlements do not allow the holder to participate in share issues and have no entitlement to dividends. All of the entitlements had vested or lapsed at 31 December 2006. Based on a Qantas share price of $5.60, these entitlements would convert into 1,558,449 Qantas shares.

In addition, Qantas has awarded deferred shares to selected executives as follows:

- 6,287,536 deferred shares held by the Plan Trustee under the Performance Share Plan[14], where shares are purchased on market or issued and are held subject to a holding lock of 10 years. Executives can "call for" the deferred shares prior to the expiration of the holding lock, but not before the end of the financial year in relation to up to 50% of the deferred shares and the end of the following financial year in relation to the remaining deferred shares. Dividends paid are distributed to the relevant executive;
- 3,000,000 deferred shares held by the Plan Trustee under the Qantas Retention Plan, which provides for deferred share awards, subject to satisfactory service, typically for a period of three years;
- 307,000 deferred shares awarded to Mr Geoff Dixon in lieu of cash under the Performance Cash Plan; and
- 30,000 deferred shares held by the Plan Trustee under the Senior Manager Long Term Executive Incentive Plan. This was an interim plan following the suspension of the Qantas Long Term Executive Incentive Plan under which certain executives were awarded deferred shares subject to a four year holding lock (provided that the employee remains employed by Qantas). These shares are held in trust on behalf of each executive until expiry of the holding lock period. Dividends paid are distributed to the relevant executive. No awards have been made since April 2003.

---

13 Including a total of 9,663,529 shares held in trust under the various deferred share plans (38,993 of which are not currently allocated)

14 The Performance Rights Plan and the Performance Share Plan are governed by the terms and conditions of the Qantas Deferred Share Plan. The Qantas Deferred Share Plan governs the provision of equity benefits to eligible employees.

3.7 Ownership

3.7.1 Qantas Sale Act

Ownership of Qantas is governed by the Qantas Sale Act 1992 (Cth) ("Qantas Sale Act"). Under the Qantas Sale Act, Qantas' Constitution must contain:

- restrictions on the issue and ownership (including joint ownership) of shares in Qantas to prevent:
  - "foreign persons", in aggregate, having relevant interests in more than 49% of Qantas' issued shares;
  - any one foreign person having relevant interests in more than 25% of Qantas' issued shares; and
  - "foreign airlines", in aggregate, having relevant interests in more than 35% of Qantas' issued shares.

  In addition to these restrictions, under the Foreign Acquisitions and Takeovers Act 1975 (Cth), any proposal that involves an individual foreign interest of 15% or more or aggregate foreign interests of 40% or more requires the approval of the Foreign Investment Review Board, which has the power to block the proposal on the basis of national interest;
- restrictions on "substantial foreign shareholders" voting to appoint, replace or remove more than one-third of the directors of Qantas;
- prohibitions on Qantas Airways Limited (the parent company):
  - changing its name to a name that does not include the expression "Qantas";
  - providing scheduled international air transport passenger services under a name other than its company name or a registered business name that includes the expression "Qantas"; and
  - taking any action to become incorporated outside Australia; and
- requirements that:
  - the head office of Qantas and its principal operational centre remain in Australia; and
  - at least two-thirds of the Directors and the chairperson of Qantas are Australian citizens.

To enforce these restrictions, the Directors of Qantas have the power to remove voting rights and require the disposal of Qantas shares and have the ability to transfer Qantas shares. The directors of Qantas can also remove a fellow director of Qantas. In addition, the Federal Minister for Transport may apply to the Federal Court for an injunction to prevent a breach or threatened breach of these restrictions.

Under its Constitution, Qantas has expanded the definition of a "foreign airline" to include:

- an entity which substantially owns and effectively controls a foreign airline, including any entity that has a relevant interest in 35% or more of the voting rights or voting shares in the foreign airline; and
- an entity which is substantially owned and effectively controlled by a foreign airline, including where the foreign airline has a relevant interest in 35% or more of the voting rights or voting shares in the entity.

The Qantas Sale Act requires Qantas to maintain a register of foreign ownership of Qantas shares. Qantas' Constitution requires a foreign person or foreign airline to notify Qantas within 10 days of obtaining a relevant interest in Qantas shares.

3.7.2 Current Ownership

The largest shareholders in Qantas are principally institutional nominee companies (i.e. many of the beneficial owners of the Qantas shares are not necessarily registered). Qantas has received substantial shareholder notices from three shareholders:

Qantas - Substantial Shareholders as at 31 January 2007	Number of Shares	Percentage
UBS Nominees Pty Ltd	177,429,406	8.9%
Capital Group Companies, Inc.	134,974,699	6.8%
Barclays Global Investors Australia Limited	102,796,232	5.2%

Source: IRESS

Each of these substantial shareholders hold Qantas shares in their capacity as investment or fund managers or as market participants.

Pursuant to the ASX listing Rules, the last announcement on 8 November 2006 advised that the potential level of foreign ownership of Qantas was 46.1%.

3.8 Share Price Performance

3.8.1 Qantas Share Price History

A summary of the price and trading history of Qantas shares since listing is set out below:

Qantas - Share Price History	Share Price ($)			Average Weekly Volume	Average Weekly
	High	Low	Close	(000's)	Transactions
Year ended 31 December					
1995 (from 31 July)	2.45	2.03	2.24	16,694	709
1996	2.47	1.79	2.10	11,371	525
1997	3.21	2.05	2.72	13,720	657
1998	3.40	2.13	3.33	12,455	861
1999	5.40	3.25	3.80	19,977	2,139
2000	4.25	3.07	3.55	21,669	2,941
2001	4.92	2.34	3.68	37,023	3,869
2002	4.92	3.37	3.83	37,055	3,439
2003	4.03	2.84	3.29	51,320	4,230
2004	3.81	3.13	3.71	52,762	3,235
2005	4.04	3.10	4.04	37,648	3,170
Quarter ended					
31 March 2006	4.29	3.53	3.54	57,730	4,020
30 June 2006	3.65	2.91	2.96	58,093	4,423
30 September 2006	3.98	2.91	3.91	64,124	4,527
Month ended					
31 October 2006	4.31	3.88	4.24	71,282	6,247
30 November 2006	5.25	4.16	4.95	70,507	7,180
31 December 2006	5.37	4.93	5.22	97,907	6,880
31 January 2007	5.40	5.20	5.39	155,353	3,742

Source: IRESS

Qantas shares commenced trading on 31 July 1995 and closed at $2.15 on that day, a 7.5% premium to the initial public offer price of $2.00[15]. Except for a brief period in the second half of 1996, Qantas shares have traded above the initial offer price:

[15] Retail shareholders paid $1.90 per share for the first 20,000 shares for which they applied


Qantas - Share Price and Trading Volume
(July 1995 - January 2007)
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Price
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Volume (000's)
Aug-95 Jan-97 Jun-98 Nov-99 Apr-01 Sep-02 Feb-04 Jul-05 Dec-06

Source: IRESS

During the period from 31 July 1995 to 31 December 2001, a number of major international market shocks occurred including the Asian economic crisis (1997/98) and the terrorist attacks in the United States in September 2001 as well as the collapse of Qantas' full service domestic competitor Ansett in September 2001[16] and the re-emergence of low cost carriers in Australia (Impulse Airlines which commenced jet operations in June 2000 and was acquired by Qantas in November 2001 and Virgin Blue Holdings Limited ("Virgin Blue") which commenced operations in August 2000). Over this period, Qantas shares traded in a range of $1.79-5.40, at a weighted average price of $3.21. Up to 1999, the shares largely traded in the $2.00-3.00 range. After a strong rise in 1999 to over $5.00, they generally traded in the range $3.00-4.00. Major factors which influenced the Qantas share price during this period included:

- applicants to the initial public offer were entitled to receive one share for every 25 shares allocated and held continuously until 1 June 1996 (subject to a maximum of 800 shares per applicant). There was an increase in the number of transactions post June 1996 (albeit only a marginal increase in volume) which depressed the share price for the balance of 1996;

- Qantas exceeded its prospectus forecast for the year ended 30 June 1996 by 4.1% and was targeting increased cost reductions to drive profit growth despite lower expected revenue growth in 1996/97. Consequently, Qantas shares traded up to around $2.80-3.00. However, uncertainty as to the impact of the Asian economic crisis on earnings dampened the share price to around $2.50 during 1998;

- Qantas reported a 20.7% increase in profit after tax for the year ended 30 June 1998 on the back of substantial cost savings. This result, together with the expectation of further cost savings and strong Australian economic conditions, resulted in the Qantas shares trading higher during 1999. The share price hit an intra day high of $5.40 - its highest price since listing, on 25 August 1999 in the week after Qantas' 1998/99 profit announcement which included a 38.6% increase in net profit after tax and the declaration of a final dividend of 11 cents per share (4 cents higher than the previous year) plus a 13.5 cents per share special dividend;

[16] Ansett did continue to operate a limited number of routes until March 2002.

- following the September 1999 incident involving a Qantas aircraft at Bangkok Airport and the November 1999 announcement that Virgin Group Limited would launch a domestic low fare airline in Australia, the Qantas share price fell sharply to below $4.00 a share;

- rising jet fuel prices, a weakening Australian dollar and the emergence of new low cost competitors held the price in a range around $3.60 during 2000. Outlook statements made by Qantas in February and March 2001 highlighting ongoing challenges resulted in a sharp decline in the share price to a low of $2.34 in March 2001 although it recovered to trade broadly in the range of $3.20-3.40 prior to September 2001; and

- the terrorist attacks in the United States on 11 September 2001 and the collapse of Ansett on 12 September 2001 (following a period of considerable uncertainty) initially saw a jump, but then a drop in the Qantas share price. Notwithstanding these events, the Qantas share price rose to trade around $4.00 by late 2001.

Since 1 January 2002, Qantas shares have continued to trade in the general range of $3.00-4.00 per share as shown below:

Qantas - Share Price and Trading Volume
(January 2002 - January 2007)


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Price
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Volume (000's)
Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07

Source: IRESS

From late 2001 Qantas took action to strengthen its business and increase capacity. It commenced an aircraft acquisition program and announced the launch of a low cost international carrier under the *Australian Airlines* brand. Qantas also raised approximately $1.1 billion in equity through an institutional placement in 2001 and a combined institutional and retail entitlement offer in 2002. Following the announcement of the entitlement offer in August 2002, Qantas shares traded down to below $4.00. The share price declined further in February 2003 following Qantas' interim 2002/03 profit announcement which noted a downturn in forward bookings due to the continued threat of terrorism and international tension over Iraq.

From early 2003 until mid 2005, the Qantas share price was locked in a fairly narrow range around $3.50. During this period Qantas implemented a number of initiatives:

- formed joint ventures to acquire an engine maintenance facility near Tullamarine Airport, Melbourne (September 2003) and Star Track Express (December 2003);

- introduced a fuel surcharge (from May 2004) and commenced a restructure of its travel agent commission structure (from September 2004);

- launched Jetstar (May 2004); and

- continued to pursue an alliance with Air New Zealand.

However, the war in Iraq and its impact on fuel prices limited profit growth.

Following the release of improved traffic statistics and the announcement of a review of Qantas Engineering, the Qantas share price increased to around $4.00 by late 2005. However, the share price declined during the first half of 2006 to around $3.00 as the continued rise in fuel prices (to over US$90 per barrel for jet fuel at its peak) impacted on 2005/06 profitability. The share price reached a three year low of $2.91 in June 2006 and again in July 2006. A recovery began from August 2006 as fuel prices began to decline and Qantas released its 2005/06 results which included guidance that the result for 2006/07 was expected to be in line with the 2005/06 result. The subsequent announcement at the annual general meeting in October 2006 that given recent improvements in trading conditions, Qantas now expected the results for 2006/07 to exceed the results in 2005/06 also fuelled the share price. Following reductions in fuel prices and the announcement of a delay in the delivery of the new A380 aircraft market sentiment towards Qantas improved and its share price returned to around $4.00.

The Qantas share price on 6 November 2006, the day prior to the first media speculation of an offer closed at $4.20. The price increased slightly over the next two weeks but then rose sharply to around $5.00 following confirmation, on 22 November 2006, of an approach by Macquarie Bank and TPG on behalf of a consortium. On 1 December 2006, Qantas announced that it expected reported profit before tax in 2006/07 to be 25-30% above 2005/06 subject to fuel prices remaining at around current levels. Qantas shares closed at $5.09 on 13 December 2006, the day prior to the official announcement of the APA Offer. Since announcement of the APA Offer, Qantas shares have traded in the range $5.18-5.40, at a weighted average price of $5.30. The discount to the offer price of $5.60 probably represents the impact of the time value of money given investor estimates of payments under the APA Offer and some allowance for the risk of the APA Offer not proceeding.

3.8.2 Liquidity

Prior to British Airways realising its 18.25% interest in Qantas in September 2004 Qantas' free float was restricted to 81.75%. Since then there have been no specific restrictions on Qantas' free float, although the restrictions on foreign ownership contained in Qantas' Constitution are considered to negatively influence Qantas' share price as they limit the extent to which foreign institutions can acquire shares. Nevertheless, Qantas is a liquid stock. Average weekly volume over the twelve months prior to the announcement by Qantas of an approach from a consortium on 22 November 2006 represented approximately 3.0% of average shares on issue or annual turnover of around 155% of total average issued capital.

3.8.3 Relative Performance

Qantas is a top 50 ASX listed company and is a member of key Australian indices. The following graph illustrates the performance of Qantas shares since January 2002 relative to the S&P/ASX 200 Transport Index (of which it represents approximately 21.9%) and the S&P/ASX 200 Industrials Index (of which it represents approximately 1.2%):

Qantas vs S&P/ASX 200 Transport Index and S&P/ASX 200 Industrials Index (January 2002 - January 2007)


180
160
140
120
100
80
60
Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
Qantas
S&P/ASX 200 Transport Index
S&P/ASX 200 Industrials Index

Source: IRESS

After initially outperforming both indices, Qantas has underperformed the S&P/ASX 200 Transport Index since April 2003 and underperformed the S&P/ASX 200 Industrials Index since April 2004, particularly in the period of increasing fuel prices since early 2005.

Over the last five years, Qantas has generally performed in line with the both the major Asian full service carriers and its European based peers on a relative basis[17]. Qantas' performance relative to the Asian full service carriers is shown below:

Qantas vs Cathay Pacific and Singapore Airlines (January 2002 - January 2007)


300
250
200
150
100
50
0
Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
Qantas
Cathay Pacific
Singapore Airlines

Source: Bloomberg

[17] Share prices converted to a common base as at 1 January 2002 from unadjusted share prices in local currency.

GRANT SAMUEL

Cathay Pacific Airlines Limited ("Cathay Pacific") had underperformed its peers since reporting a loss in 1998. Its relative outperformance in mid to late 2003 reflected a stronger than expected recovery following the SARS crisis.

Qantas' performance relative to its European peers over the last five years is shown below:

Qantas vs British Airways, Air France-KLM and Lufthansa (January 2002 - January 2007)


300
250
200
150
100
50
0
Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
Qantas
British Airways
Air France-KLM
Lufthansa

Source: Bloomberg

In relation to the major European carriers:

- British Airways suffered from very poor performance over the period from 1998 to 2001. Its outperformance relative to other European carriers over recent years reflects the turnaround in its performance over this period; and
- Societe Air France ("Air France") merged with KLM Royal Dutch Airlines NV ("KLM") in May 2004. Cost savings from this merger have significantly contributed to recent share price increases.

As fuel represents approximately 30% of aircraft operating costs, airline stocks are sometimes regarded as hedges against fuel prices. The Qantas share price performance compared to movements in the Singapore Jet Fuel Spot Price since January 2002 is shown below:

Qantas vs Singapore Jet Fuel Spot Price
(January 2002 - January 2007)


450
400
350
300
250
200
150
100
50
0
Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07
Qantas
Singapore Jet Fuel (US$)
Singapore Jet Fuel (A$)

Source: Bloomberg

However, the relationship between fuel prices and share price is not straightforward. During the recent period of high and increasing fuel prices (2004 to mid 2006), the Qantas share price performance has been relatively stable, reflecting the ameliorating impact of Qantas' fuel hedging programs and the introduction of fuel surcharges as well as the many other factors that affect operating performance and the share price (i.e. it is far from a perfect hedge). As fuel prices fell in late 2006 (and prior to the announcement of the APA Offer), the Qantas share price did increase as expected.

4 Airline Industry Overview

4.1 General Characteristics

The airline industry generally exhibits a number of distinct characteristics:

- it is a complex business to manage in relation to both day to day operations (flight scheduling and logistics, staff planning, passenger movement handling, safety and securities issues etc.) and long term capital planning (e.g. fleet planning and financing);
- the business has a high degree of operating leverage as most operating costs are fixed at least in the short to medium term (while the fuel price varies consumption is relatively fixed). This exacerbates the effects of changes in key revenue drivers such as passenger volumes and yields. Similarly, changes in the price of major cost items such as fuel can also have a substantial impact on earnings;
- key variables have shown significant volatility:


USD/Euro Spot Rate
USD/Japanese Yen Spot Rate

Source: Bloomberg, Air Transport Association, Association of European Airlines

All international operators generate revenue in multiple currencies and are heavily exposed to fluctuations in foreign exchange rates.

- it is subject to substantial levels of government regulation and policy (particularly in relation to international traffic rights and ownership restrictions). Decisions are not always based on economic or rational criteria;
- it is highly capital intensive with a constant demand for fleet replacement, upgrading and capacity increases. In addition, the long lead times for ordering aircraft and the importance of fleet based decisions coupled with fluctuations in demand mean periods of excess capacity are not uncommon;
- net cash flows are extremely volatile as a result of both variability in operating cash flows and the lumpy nature of capital expenditure on aircraft. This results in substantial challenges for financing and cash flow management;
- it is labour intensive with large, highly unionised workforces. Changes to work practices have often met with stiff resistance and strikes are not uncommon in some markets;

- competitors include government owned national "flag carriers" for whom airline profitability has been considered less important than the flow on effects for national economic development (e.g. tourism, trade facilitation); and

- perhaps more than any other industry, it is susceptible to external shocks that, when combined with the operating and financial leverage, can have devastating consequences for profitability (or even solvency). In recent years, the airline industry has been impacted by potential pandemics (such as SARS) and global terrorism, both of which affected the propensity to travel, as well as dramatic movements in the fuel price (also, in turn affected by terrorism). While the industry has flexibility to respond, this is difficult to achieve in a timely fashion given the operational complexities and fixed cost base.

As a result of the structural characteristics and the regular occurrence of external shocks, earnings in the airline industry have been extremely volatile despite the relatively consistent long term growth in passenger demand. The industry has seen job losses, corporate failures and significant shareholder wealth destruction over many years. A number of developments and initiatives have taken place in recent years, including:

- deregulation of both the domestic and international industry through the gradual opening up of traffic rights;

- emergence of two clear alternative business models, full services carriers and low cost carriers (see Section 4.2 below);

- stimulation of demand through the low fares offered by low cost carriers;

- consolidation of operators within single economic markets to achieve scope and scale benefits (e.g. Air France/KLM, Lufthansa/Swiss International Air Lines, Cathay Pacific/Air China/Dragonair, US Airways/America West Airlines and Qantas/Impulse Airlines) with more initiated recently;

- continued development of more efficient aircraft, particularly in terms of fuel efficiency;

- restructuring and reform, particularly in the United States where four of the five largest carriers have been or are subject to Chapter 11 bankruptcy protection, which has allowed them to restructure their businesses, reducing costs and capacity;

- increased focus on route profitability rather than network profitability and a more aggressive approach to capacity reduction on unprofitable routes; and

- substantial operating cost reductions, particularly through manpower efficiencies and process re-engineering.

The effect has been an acceleration of efficiency improvements within the industry as illustrated in the graph below:


Global Airline Efficiency Gains Index
(1996 - 2005)
160
150
140
130
120
110
100
90
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year ended 31 December
Fuel
Labour
Aircraft
5% more efficient in use of aircraft
Source: International Air Transport Association

Despite these improvements, sustained and consistent profitability across the industry as a whole and adequate returns on capital have proved elusive, in large part because of continued competitive pressure on fares, rises in fuel costs and external shocks.

However, it is important to note that these travails have not afflicted the industry uniformly. There is considerable regional and sector variation. In very broad terms, the worst performing regions have been:

- the United States, where the domestic market is highly competitive, the effect of terrorism on demand has been the greatest and the labour force has been the most difficult to restructure; and

- Europe, where a number of inefficient government owned and other established carriers have struggled to compete with new low cost carriers in a very fragmented (and generally short haul) market.

In contrast, carriers in the Asia Pacific region have generally performed relatively well with the major participants such as Singapore Airlines Limited ("Singapore Airlines") Cathay Pacific and Qantas enjoying strong underlying demand growth, modern fleets meeting customer service expectations, operational efficiency levels amongst the best in the industry and relatively strong financial positions. In short, the industry in this region is healthier than almost any other. The superior performance of full service carriers in the Asia Pacific region may in part be attributed to:

- a greater degree of government regulation of traffic rights than exists in Europe or the United States; and

- a lower intensity of competition from low cost carriers.

Most of the new low cost carriers have demonstrated strong profitability and reasonable returns on capital. This is largely attributable to:

- high load factors[19] driven by the lower fare structures (in some cases extremely low); and

- much lower cost structures as they start without any of the legacy issues facing established carriers.

[19] Load factor is a means of measuring aircraft utilisation. It is calculated as RPKs divided by ASKs.

PCL XL error

Subsystem: JPEG

Error: InsufficientMemory

Operator: ReadImage

Position: 119654

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/02/2007

TIME: 10:32:26

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2006/07 Interim Financial Results - Media Release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
31 DECEMBER 2006

ABN 16 009 661 901

ASX CODE: QAN

TABLE OF CONTENTS

QANTAS AIRWAYS LIMITED — **ASX APPENDIX 4D**
ABN 16 009 661 901 — **HALF-YEAR ENDED 31 DECEMBER 2006**

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	December 2006 $m	December 2005 $m	Change $m	Change %
Sales and other income	7,726.9	6,857.2	869.7	up 12.7%
Profit for the half-year attributable to members	358.7	352.8	5.9	up 1.7%

DIVIDENDS

31 December 2006 special dividend	
Amount per security (cents)	15.0
Franked amount per security at 30% tax	15.0
Record date for determining entitlements to the dividend	19 February 2007
Date the dividend is payable	The earlier of 19 March 2007 and 10 business days after the APA Offer becomes unconditional
Total dividend declared ($m)	297.6

The Qantas Board has decided to suspend the Dividend Reinvestment Plan (DRP). The suspension has been effected pursuant to Rule 12(a) of the DRP, which entitles the Qantas Directors to terminate or suspend the DRP at any time on giving notice to DRP participants of the termination of suspension (and this paragraph is deemed to constitute such notification). This means that the Special Dividend cannot be applied to acquire further Qantas shares under the DRP.

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the results.

This information should be read in conjunction with the Qantas Airways Limited 2006 Annual Report.

The information provided in this report contains all the information required by ASX Listing Rule 4.2A.

OTHER INFORMATION

	December 2006 $	December 2005 $
Net Tangible Assets per ordinary share	**2.90**	**2.98**

Entities over which control was gained or lost during the half-year:

Qantas gained control of Jet Turbine Services Pty Limited on 15 December 2006 when it acquired the remaining 50% equity in the company. Accordingly, the results of Jet Turbine Services Pty Limited are included in the Qantas Group's consolidated results from this date.

Details of associates and jointly controlled entities

Equity accounted associates and jointly controlled entities	Percentage of ownership interest held at end of half-year or date of disposal		Contribution to net profit	
	December 2006 %	December 2005 %	December 2006 $m	December 2005 $m
Air Pacific Limited	46.3	46.3	0.1	2.4
Australian air Express Pty Limited	50.0	50.0	8.7	5.6
Hallmark Aviation Services LP	49.0	49.0	0.7	0.1
Harvey Holidays Pty Limited	50.0	50.0	0.5	0.6
HT & T Travel (Phillipines) Inc.	28.1	28.1	-	-
Holidays Tours and Travel (Thailand) Ltd.	36.8	36.8	-	-
Holidays Tours and Travel Vietnam Joint Venture Company	36.8	36.8	-	-
Jet Turbine Services Pty Limited [1]	100.0	50.0	(1.9)	(2.3)
Jupiter Air Oceania Limited	47.6	47.6	-	-
Orangestar Investment Holdings Pte Limited [2]	45.0	44.5	(4.4)	(12.2)
Star Track Express Holdings Pty Limited	50.0	50.0	9.6	9.7
Tour East (TET) Ltd.	36.8	36.8	0.1	-
Thai Air Cargo Company Limited [3]	-	49.0	-	0.7
Travel Software Solutions Pty Limited	50.0	50.0	0.1	2.2
Total			**13.5**	**6.8**

1 Qantas acquired the remaining 50% equity in Jet Turbine Services Pty Limited on 15 December 2006. Qantas ceased to equity account the results of Jet Turbine Services Pty Limited from this date.

2 On 29 December 2006, the Board of Orangestar Investment Holdings Pte Limited approved the issuing of an optional convertible note to shareholders. This convertible note had not been issued at 31 December 2006.

3 On 21 August 2006, Qantas sold its share of Thai Air Cargo Company Limited to the other joint venture partner. Losses from the venture had previously been equity accounted and no further losses were recognised on disposal of the investment.

DIRECTORS' REPORT

The Directors present their report together with the Consolidated Interim Financial Report for the half-year ended 31 December 2006 and the Independent Auditors' Review Report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson, AC *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000 - appointed CEO in March 2001*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd, AC	*Director since January 1992*
Peter Cosgrove, AC, MC	*Director since July 2005*
Patricia Cross	*Director since January 2004*
Garry Hounsell	*Director since January 2005*
James Packer	*Director since March 2004*
John Schubert	*Director since October 2000*
James Strong, AO	*Director since 1 July 2006*

REVIEW OF OPERATIONS

The Qantas Group achieved a profit before related income tax expense (PBT) for the half-year of $523.4 million, representing an increase of $39.9 million or 8.3% on the comparative half-year.

Total sales and other income for the half-year increased by $869.7 million or 12.7% to $7.7 billion. Revenue Passenger Kilometres (RPKs) increased by 7.4% on increased capacity of 3.7%, leading to an increase in passenger load factor of 2.8 percentage points, while yields increased by 7.2%.

Total expenditure increased by $829.8 million or 13.0% to $7.2 billion.

Qantas flying brands (including QantasLink) contributed PBT of $423.6m, an increase of $9.2 million or 2.2% over the comparative half-year. RPKs increased by 3.5% on decreased capacity of 0.1%, leading to an increase in passenger load factor of 2.8 percentage points.

Jetstar contributed PBT of $23.3 million, an increase of $13.7 million over the comparative half-year. RPKs increased by 63.8% on increased capacity of 57.5%, leading to an increase in passenger load factor of 3.0 percentage points.

PBT for other subsidiary operations increased by $17.0 million or 28.6% to $76.5 million.

DIRECTORS' REPORT (continued)

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Directors have received the Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

The Lead Auditor's Independence Declaration is set out on page 15 and forms part of the Directors' Report for the half-year ended 31 December 2006.

ROUNDING

The Qantas Group is of the kind referred to in Australian Securities Investment Commission (ASIC) Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 7 February 2007

CONSOLIDATED INCOME STATEMENT
for the half-year ended 31 December 2006

	December 2006 $m	December 2005 $m
Sales and other income		
Net passenger revenue	5,996.4	5,279.2
Net freight revenue	493.8	462.8
Tours and travel revenue	409.5	381.9
Contract work revenue	214.5	240.8
Other [1,2,3]	612.7	492.5
	7,726.9	**6,857.2**
Expenditure		
Manpower and staff related [4]	1,687.3	1,664.9
Selling and marketing	241.7	228.9
Aircraft operating - variable	1,305.2	1,289.2
Fuel	1,735.3	1,347.5
Property	165.1	163.1
Computer and communication	259.1	239.9
Tours and travel	342.7	312.6
Capacity hire	160.1	192.8
Other [2]	246.4	173.8
Ineffective hedging - closed derivative positions	33.5	30.6
Depreciation and amortisation [5]	707.2	601.0
Non-cancellable operating lease rentals	209.9	158.1
Share of net profit of associates and jointly controlled entities	(13.5)	(6.8)
	7,080.0	**6,395.6**
Operating result	**646.9**	**461.6**
Ineffective hedging - open derivative positions	(99.4)	49.4
Profit before related income tax expense and net finance costs	**547.5**	**511.0**
Finance income	106.9	69.0
Finance costs	(131.0)	(96.5)
Net finance costs	(24.1)	(27.5)
Profit before related income tax expense	**523.4**	**483.5**
Income tax expense	(164.9)	(130.9)
Profit for the half-year	**358.5**	**352.6**
Attributable to:		
Members of Qantas	358.7	352.8
Minority interest	(0.2)	(0.2)
Profit for the half-year	**358.5**	**352.6**
Earnings per share (EPS) attributable to members of Qantas		
Basic earnings per share (cents)	18.2	18.4
Diluted earnings per share (cents)	18.2	18.4

1 Compensation for the late delivery of aircraft has resulted in the recognition of $97.5 million, representing the present value of future receipts.
2 Prior year gain on sale of non-current assets of $10.4 million has been reclassified from Other Expenses to Other Income.
3 Change in the estimate of points not expected to be redeemed resulted in the recognition of $51.6 million in Frequent Flyer revenue.
4 Redundancy costs incurred during the half-year were $100.1 million (2005: $45.2 million).
5 Change in the estimated useful life of aircraft modifications resulted in additional depreciation of $35.9 million.

The Consolidated Income Statement is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED BALANCE SHEET
as at 31 December 2006

	December 2006 $m	June 2006 $m
Current assets		
Cash and cash equivalents	3,053.3	2,902.0
Receivables	1,089.6	1,124.3
Other financial assets	286.7	476.7
Inventories	188.3	334.8
Assets classified as held for sale	9.6	24.2
Other	57.8	86.4
Total current assets	**4,685.3**	**4,948.4**
Non-current assets		
Receivables	378.0	342.0
Other financial assets	702.4	766.8
Investments accounted for using the equity method	360.4	372.9
Other investments	78.2	53.7
Property, plant and equipment	12,398.3	12,375.0
Intangible assets	329.2	311.7
Deferred tax assets	0.3	2.9
Other	32.0	9.9
Total non-current assets	**14,278.8**	**14,234.9**
Total assets	**18,964.1**	**19,183.3**
Current liabilities		
Payables	1,893.3	1,988.0
Interest bearing liabilities	735.9	440.8
Other financial liabilities	295.7	139.2
Provisions	458.8	469.0
Current tax liabilities	63.6	72.4
Revenue received in advance	2,213.2	2,282.8
Deferred lease benefits/income	37.6	37.5
Total current liabilities	**5,698.1**	**5,429.7**
Non-current liabilities		
Interest bearing liabilities	4,781.1	5,334.8
Other financial liabilities	479.6	352.2
Provisions	472.3	477.0
Deferred tax liabilities	674.4	701.2
Revenue received in advance	700.9	708.5
Deferred lease benefits/income	79.2	98.8
Total non-current liabilities	**7,187.5**	**7,672.5**
Total liabilities	**12,885.6**	**13,102.2**
Net assets	**6,078.5**	**6,081.1**
Equity		
Issued capital	4,481.2	4,382.2
Treasury shares	(38.9)	(23.8)
Reserves	89.8	329.3
Retained profits	1,541.7	1,388.5
Equity attributable to members of Qantas	**6,073.8**	**6,076.2**
Minority interests in controlled entities	4.7	4.9
Total equity	**6,078.5**	**6,081.1**

The Consolidated Balance Sheet is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2006

	Issued Capital $m	Treasury Stock $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2005	4,181.5	(17.8)	13.7	-	-	4.4	(3.5)	1,347.4	4.2	5,529.9
Impact of initial adoption of AASB 132 and AASB 139	10.8	-	-	379.0	(28.8)	-	-	(36.0)	-	325.0
Restated balance	4,192.3	(17.8)	13.7	379.0	(28.8)	4.4	(3.5)	1,311.4	4.2	5,854.9
Profit for the half-year	-	-	-	-	-	-	-	352.8	(0.2)	352.6
Dividends to members	97.4	-	-	-	-	-	-	(190.0)	-	(92.6)
Own shares acquired	-	(9.9)	-	-	-	-	-	-	-	(9.9)
Shares vested to employees	-	1.7	(1.7)	-	-	-	-	-	-	-
Share-Based payments	-	-	5.7	-	-	-	-	-	-	5.7
Transfer of Hedge Reserve to Income Statement	-	-	-	(149.5)	-	-	-	-	-	(149.5)
Recognition of effective cash flow hedges on capitalised assets	-	-	-	18.3	-	-	-	-	-	18.3
Effective portion of changes in fair value of cash flow hedges	-	-	-	101.1	-	-	-	-	-	101.1
Share of movement in jointly controlled entity's hedge reserve	-	-	-	(1.1)	-	-	-	-	-	(1.1)
Change in fair value of assets available for sale	-	-	-	-	(7.2)	-	-	-	-	(7.2)
Recognition of deferred tax liability on revalued assets	-	-	-	-	-	(0.4)	-	-	-	(0.4)
Balance at 31 December 2005	**4,289.7**	**(26.0)**	**17.7**	**347.8**	**(36.0)**	**4.0**	**(3.5)**	**1,474.2**	**4.0**	**6,071.9**

The Consolidated Statement of Changes in Equity is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
for the half-year ended 31 December 2006

	Issued Capital $m	Treasury Stock $m	Employee Compensation Reserve $m	Hedge Reserve $m	Fair Value Reserve $m	Asset Revaluation Reserve $m	Foreign Currency Reserve $m	Retained Earnings $m	Minority Interest $m	Total Equity $m
Balance at 1 July 2006	4,382.2	(23.8)	23.7	332.2	(35.4)	4.0	4.8	1,388.5	4.9	6,081.1
Profit for the half-year	-	-	-	-	-	-	-	358.7	(0.2)	358.5
Dividends to members	99.0	-	-	-	-	-	-	(215.3)	-	(116.3)
Own shares acquired	-	(24.5)	-	-	-	-	-	-	-	(24.5)
Shares vested to employees	-	9.4	(7.2)	-	-	-	-	(2.2)	-	-
Share-Based payments	-	-	6.0	-	-	-	-	-	-	6.0
Transfer of Hedge Reserve to Income Statement	-	-	-	(40.2)	-	-	-	-	-	(40.2)
Recognition of effective cash flow hedges on capitalised assets	-	-	-	13.0	-	-	-	-	-	13.0
Effective portion of changes in fair value of cash flow hedges	-	-	-	(241.4)	-	-	-	-	-	(241.4)
Change in fair value of assets available for sale	-	-	-	-	26.6	-	-	-	-	26.6
Impairment charge against assets previously measured at fair value	-	-	-	-	10.1	-	-	-	-	10.1
Foreign exchange impact of Fair Value Reserve transferred to Foreign Currency Reserve	-	-	-	-	(1.3)	-	1.3	-	-	-
Translation of foreign currency subsidiaries	-	-	-	-	-	-	(6.4)	-	-	(6.4)
Pre-acquistion retained profits acquired on acquisition	-	-	-	-	-	-	-	12.0	-	12.0
Balance at 31 December 2006	**4,481.2**	**(38.9)**	**22.5**	**63.6**	**0.0**	**4.0**	**(0.3)**	**1,541.7**	**4.7**	**6,078.5**

The Consolidated Statement of Changes in Equity is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 31 December 2006

	December 2006 $m	December 2005 $m
Cash flows from operating activities		
Cash receipts in the course of operations	7,893.4	6,958.4
Cash payments in the course of operations	(6,687.8)	(5,828.3)
Interest received	102.7	69.6
Interest paid	(184.0)	(132.5)
Dividends received	8.7	18.5
Income taxes paid	(82.6)	(100.2)
Net cash from operating activities	**1,050.4**	**985.5**
Cash flows from investing activities		
Payments for property, plant and equipment[1]	(660.8)	(820.0)
Proceeds from sale of property, plant and equipment	8.1	20.4
Proceeds from financing of non-current assets	-	383.3
Payments for investments, net of cash acquired	(11.6)	(25.2)
Proceeds from sale of investments	3.4	-
Advances of investment loans	-	(3.0)
Net cash used in investing activities	**(660.9)**	**(444.5)**
Cash flows from financing activities		
Repayment of borrowings	(180.0)	(191.7)
Proceeds from swaps	56.1	43.1
Receipts from aircraft security deposits	1.8	-
Dividends paid[2]	(116.1)	(92.2)
Net cash used in financing activities	**(238.2)**	**(240.8)**
Net increase in cash and cash equivalents held	**151.3**	**300.2**
Cash and cash equivalents at the beginning of the half-year	2,902.0	1,903.8
Cash and cash equivalents at the end of the half-year	**3,053.3**	**2,204.0**

1 As a consequence of the assignment of purchase rights prior to aircraft delivery, contractual payments to manufacturers of $nil (2005: $279.2 million) were settled by aircraft lessors.

2 During the half-year 28,991,867 (2005: 31,024,893) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the half-year totalled $99.0 million (2005: $97.4 million).

The Consolidated Statement of Cash Flows is to be read in conjunction with the Condensed Notes to the Consolidated Interim Financial Statements set out on pages 10 to 14.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 1. Statement of Significant Accounting Policies

(a) Reporting entity

Qantas Airways Limited (Qantas) is a company domiciled in Australia. The Consolidated Interim Financial Report (Financial Report) of Qantas as at and for the six months ended 31 December 2006 comprises Qantas and its subsidiaries (Qantas Group) and the Qantas Group's interest in associates and jointly controlled entities.

The consolidated annual financial report of the Qantas Group as at and for the year ended 30 June 2006 is available upon request from the registered office of Qantas at Qantas Centre, Level 9 Building A, 203 Coward Street, Mascot NSW 2020, Australia or at www.qantas.com.au.

(b) Statement of compliance

The Financial Report is presented in Australian dollars and is a general purpose Financial Report which has been prepared in accordance with *AASB 134: Interim Financial Reporting* and the *Corporations Act 2001*. International Financial Reporting Standards (IFRSs) form the basis of Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB). The Financial Report of the Qantas Group also complies with IAS 34 *Interim Financial Reporting*.

The Financial Report does not include all of the information required for a full annual financial report and should be read in conjunction with the consolidated annual financial report of the Qantas Group as at and for the year ended 30 June 2006. This report must also be read in conjunction with any public announcements made by Qantas during the half-year in accordance with the continuous disclosure requirements arising under the *Corporations Act 2001* and ASX Listing Rules.

This Financial Report was approved by the Board of Directors on 7 February 2007.

The Qantas Group is of the kind referred to in Australian Securities Investment Commission (ASIC) Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the Financial Report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

(c) Significant accounting policies

The accounting policies applied by the Qantas Group in this Financial Report are the same as those applied by the Qantas Group in the consolidated Financial Report as at and for the year ended 30 June 2006.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the half-year ended 31 December 2006

Note 1. Statement of Significant Accounting Policies (continued)

(c) Significant accounting policies (continued)

In the prior financial year the Qantas Group adopted *AASB 132: Financial Instruments: Disclosure and Presentation* and *AASB 139: Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of *AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the Consolidated Statement of Changes in Equity.

The Qantas Group adopted *AASB 2005-9 Amendments to Australian Accounting Standards (September 2005)* as of 1 July 2006. The amendment requires liabilities to be recognised for certain financial guarantee contracts. The initial application of AASB 2005-9 has had no material impact on the Qantas Group.

(d) Estimates

The preparation of the Financial Report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing this Financial Report, the significant judgements made by management in applying the Qantas Group's accounting policies and the key sources of uncertainty in estimation were the same as those that applied to the Financial Report as at and for the year ended 30 June 2006, with the following exceptions:

1 Changes in breakage assumptions for Frequent Flyer have resulted in a $51.6 million reduction in the Frequent Flyer liability during the half-year.

2 A reduction in the estimated useful life of aircraft modifications resulted in additional depreciation of $35.9 million during the half-year.

Note 2. Tax Reconciliation

The prima facie income tax on profit before related income tax expense differs from the income tax charged in the Income Statement and is calculated as follows:

	December 2006 $m	December 2005 $m
Profit before related income tax expense	523.4	483.5
Prima facie income tax expense @ 30%	157.0	145.1
Less: utilisation of carry forward tax losses	(1.5)	(21.4)
Add: other items	9.4	7.2
Income tax expense	164.9	130.9

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 3. Capital Expenditure Commitments

	December 2006 $m	June 2006 $m
Capital expenditure commitments contracted but not provided for in the Financial Statements, payable:		
Not later than June 2007	628.2	1,349.4
Not later than June 2008	621.9	4,753.1
Later than June 2008 but not later than June 2012	9,009.1	3,898.8
Later than June 2012	2,569.9	-
	12,829.1	10,001.3

Note 4. Dividends

A fully franked final dividend of 11 cents (2005: 10 cents fully franked) per ordinary share was paid on 4 October 2006 in relation to the financial year ended 30 June 2006. The total amount of the dividend declared was $215.1 million (2005: $189.9 million).

A fully franked special dividend of 15 cents per share has been declared. This will have the effect of distributing accumulated franking credits to shareholders.

Note 5. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2006 Annual Report remain unresolved. While the construction dispute referred to in the Annual Report is ongoing, the proceedings in respect of one aspect of the claim against Qantas have been summarily dismissed on appeal by the plaintiff.

A new class action claim was made during the half-year by a number of travel agents against IATA, Qantas and other airlines as a result of travel agents not being paid commission on fuel surcharge. The claim amount has not yet been determined and Qantas is investigating the claim.

As disclosed in the 2006 Annual Report, Qantas is being investigated by a number of regulators in relation to alleged price fixing in the air cargo market. In late January 2007, Qantas was made aware of representative proceedings filed in the Federal Court of Australia against Qantas and other airlines in relation to alleged price fixing in the air cargo market. On 1 February 2007 Qantas was served with representative proceedings filed in the Federal Court of Australia against Qantas and other airlines in relation to alleged price fixing in the air cargo market. No estimate of quantum is provided in the pleadings. Qantas expects that it will take at least 12 months before it is possible to quantify any direct or indirect liability associated with this matter.

Qantas, along with other major airlines, has undertaken to provide financial support to a number of airports should they enter into financial difficulty. This situation is considered to be very remote.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 5. Contingent Liabilities (continued)

On 14 December 2006 Airline Partners Australia Limited (APA) announced an intention to make a conditional takeover offer for all the ordinary shares in Qantas Airways Limited for $5.60 per share. Qantas entered into an Implementation Deed dated 14 December 2006 in regard to the transaction and the independent Directors unanimously recommended the offer in the absence of a superior proposal and subject to receipt of an independent expert's report.

As a consequence of these agreements, Qantas has a number of contingent liabilities which may crystalise if the APA bid is successful, as noted below:

1 Qantas has a number of Performance Equity Plans (Plans), tranches of which have not yet satisfied their vesting and performance criteria. If the APA bid is successful, the existing rules governing the operation of these Plans permits the Board to waive these conditions and vest all shares and rights (as is market practice in such transactions). This will result in an expense of $28.1 million being recognised to accelerate the vesting of these Plans. In addition, Qantas will be required to fair value the Plans before and after the vesting conditions are removed by the Board and further expense the differential. This additional amount can not be estimated at this time, as it is contingent upon future market valuations.

2 Qantas has entered into a number of contingent fee agreements with its advisors and valuers as a result of the bid made by APA to acquire Qantas. Should the bid be successful, Qantas will be required to pay contingent fees of approximately $98 million.

Note 6. Post Balance Date Events

There has not arisen in the interval between 31 December 2006 and the date of this report, any event that would have had a material effect on the interim financial statements at 31 December 2006.

Note 7. Segment Reporting

Business Segments

The segmentation of the Qantas Group into business segments supported by a corporate centre is progressively being implemented to deliver a broad range of benefits to the business.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is provided as follows:

1. Qantas and Jetstar as the Qantas Group's flying segments, which are supported by Qantas Engineering, Airports and Qantas Freight;
2. Qantas Holidays, which forms part of the Associated Businesses segment; and
3. Qantas Catering, which forms part of the Associated Businesses segment.

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Note 7. Segment Reporting (continued)

Analysis by Business Segments	Qantas and other entities $m		Jetstar $m		Qantas Holidays $m		Qantas Flight Catering $m		Eliminations $m		Consolidated $m	
	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05	Dec-06	Dec-05
Sales and other income												
External segment revenue	6,759.7	6,086.3	479.2	301.9	409.5	381.9	78.5	87.1	-	-	7,726.9	6,857.2
Inter-segment revenue	95.1	41.1	33.2	22.5	92.6	104.9	183.4	190.6	(404.3)	(359.1)	-	-
Total segment sales and other income	**6,854.8**	**6,127.4**	**512.4**	**324.4**	**502.1**	**486.8**	**261.9**	**277.7**	**(404.3)**	**(359.1)**	**7,726.9**	**6,857.2**
Share of net profit of associates and jointly controlled entities	13.4	6.8	-	-	0.1	-	-	-	-	-	13.5	6.8
Profit before related income tax expense and net finance costs	490.8	466.9	23.3	9.6	18.1	18.4	15.3	16.1	-	-	547.5	511.0
Net finance (costs)/revenue	(31.8)	(35.1)	-	-	7.7	7.6	-	-	-	-	(24.1)	(27.5)
Profit before related income tax expense	**459.0**	**431.8**	**23.3**	**9.6**	**25.8**	**26.0**	**15.3**	**16.1**	-	-	**523.4**	**483.5**
Income tax expense											(164.9)	(130.9)
Profit for the half-year											**358.5**	**352.6**

KPMG

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the Directors of Qantas Airways Limited.

I declare that, to the best of my knowledge and belief, in relation to the review for the financial period ended 31 December 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Martin Sheppard
Partner

Sydney

7 February 2007

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 14, are in accordance with the *Corporations Act 2001* , including:

  (i) giving a true and fair view of the financial position of the Qantas Group as at 31 December 2006 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

  (ii) complying with Australian Accounting Standard *AASB 134: Interim Financial Reporting* and the *Corporations Regulations 2001* ; and

(b) there are reasonable grounds to believe that Qantas Airways Limited and its controlled entities will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 7 February 2007

KPMG

Independent auditor's review report to the members of Qantas Airways Limited

We have reviewed the accompanying consolidated interim financial report ("financial report") of Qantas Airways Limited, which comprises the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, statement of changes in equity and statement of cash flows for the half year ended on that date, a statement of accounting policies, other explanatory notes 1 to 7, and the directors' declaration of the Qantas Airways Limited consolidated entity ("the Consolidated Entity"). The Consolidated Entity comprises Qantas Airways Limited ("the Company") and the entities it controlled at the half-year's end or from time to time during the half-year period.

Directors' Responsibility for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and its performance for the interim period ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Qantas Airways Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Qantas Airways Limited, is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and of its performance for the half-year period ended on that date; and

(b) complying with Australian Accounting AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

Martin Sheppard
Partner

Sydney

7 February 2007

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS
for the half-year ended 31 December 2006

(Unaudited)		Half-Year Ended December 2006	Half-Year Ended December 2005	Percentage Increase/ (Decrease)
QANTAS INTERNATIONAL - SCHEDULED SERVICES[1]				
TRAFFIC AND CAPACITY				
Passengers carried	000	4,464	4,776	(6.5)
Revenue passenger kilometres (RPK)	m	30,996	30,219	2.6
Available seat kilometres (ASK)	m	38,361	39,319	(2.4)
Revenue seat factor	%	80.8	76.9	3.9 pts
Revenue freight tonne kilometres (RFTK)	m	1,415	1,382	2.4
QANTAS DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	8,344	8,133	2.6
Revenue passenger kilometres (RPK)	m	12,142	11,664	4.1
Available seat kilometres (ASK)	m	15,101	14,474	4.3
Revenue seat factor	%	80.4	80.6	(0.2) pts
QANTASLINK - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	1,949	1,629	19.6
Revenue passenger kilometres (RPK)	m	1,281	1,016	26.1
Available seat kilometres (ASK)	m	1,761	1,458	20.8
Revenue seat factor	%	72.8	69.7	3.1 pts
JETSTAR - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	3,781	2,722	38.9
Revenue passenger kilometres (RPK)	m	4,741	2,895	63.8
Available seat kilometres (ASK)	m	6,023	3,823	57.5
Revenue seat factor	%	78.7	75.7	3.0 pts
QANTAS GROUP OPERATIONS				
TRAFFIC AND CAPACITY				
Passengers carried	000	18,538	17,260	7.4
Revenue passenger kilometres (RPK)	m	49,160	45,794	7.4
Available seat kilometres (ASK)	m	61,245	59,074	3.7
Revenue seat factor	%	80.3	77.5	2.8 pts
Aircraft in service at year end[2]	#	211	205	6 units
FINANCIAL				
Yield (passenger revenue per RPK)	¢	11.65	10.87	7.2
PRODUCTIVITY				
Average full-time equivalent employees	#	33,725	35,158	(4.1)
RPK per employee	000	2,892	2,584	11.9
ASK per employee	000	3,602	3,333	8.1

1 Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.
2 Excludes six temporarily grounded B717-200 aircraft.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED PROFIT BEFORE RELATED INCOME TAX EXPENSE
for the half-year ended 31 December 2006

(Unaudited)	Half-Year Ended December 2006 $m	% of Group Total	Half-Year Ended December 2005 $m	% of Group Total
Qantas	423.6	80.9	414.4	85.7
Jetstar[1]	23.3	4.5	9.6	2.0
Total Flying Operations	446.9	85.4	424.0	87.7
Other Subsidiaries:[2]				
Qantas Holidays Group	25.8	4.9	26.0	5.4
Qantas Flight Catering Group	15.3	2.9	16.1	3.3
Qantas Defence Services	10.6	2.0	4.1	0.8
Equity Accounting	13.5	2.6	6.8	1.4
Other Subsidiaries	11.3	2.2	6.5	1.4
Total Other Subsidiaries	76.5	14.6	59.5	12.3
Group Profit Before Related Income Tax Expense	**523.4**	**100.0**	**483.5**	**100.0**

Notes

1 The current year Result for Jetstar includes $26.0 million of start-up costs incurred in establishing Jetstar International.

2 Subsidiary operations profit before related income tax expense includes profit earned on services provided to Qantas Airways Limited.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES
as at 31 December 2006

(Unaudited)	As at December 2006 $m	As at June 2006 $m
Balance Sheet Equity	6,078.5	6,081.1
Hedge Reserve	63.6	332.2
Equity excluding Hedge Reserve	6,014.9	5,748.9
On Balance Sheet Debt[1]		
Current Debt	735.9	440.8
Non-current Debt[2]	4,781.1	5,334.8
Cash and Cash Equivalents[3]	(3,180.1)	(3,031.6)
Fair value of hedges relating to debt[4]	(376.1)	(453.3)
Net On Balance Sheet Debt	1,960.8	2,290.7
Off Balance Sheet Debt		
Non-Cancellable Operating Leases[5]	2,548.7	2,670.8
Net Debt including Off Balance Sheet Debt	4,509.5	4,961.5
Balance Sheet including Off Balance Sheet Debt		
Total Assets[6]	21,632.8	21,932.0
Total Liabilities	15,443.5	15,780.2
Total Equity including Hedge Reserve	6,189.3	6,151.8
Less: Hedge Reserve	63.6	332.2
Total Equity excluding Hedge Reserve	6,125.7	5,819.6
Net Debt to Net Debt and Equity	24 : 76	27 : 73
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Hedge Reserve)	42 : 58	45 : 55
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and excluding Hedge Reserve)	42 : 58	46 : 54
Working Capital Ratio	45 : 55	48 : 52

Notes

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non-current debt excludes debt available to be set-off against non-current assets.
3. Cash and cash equivalents includes bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current aircraft security deposits have been pledged as security to providers of aircraft finance.
4. Fair value of hedges relating to debt represents the fair value of derivatives hedging debt in accordance with AASB 139: *Financial Instruments: Recognition and Measurement.*
5. Non-cancellable operating leases has been calculated assuming the assets are owned and debt funded and is not consistent with the disclosure requirements of *AASB 117: Leases* .
6. Total assets including assets related to off balance sheet debt has been calculated as the sum of total assets on the balance sheet and operating lease assets capitalised.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT
as at 31 December 2006

(Unaudited)	Half-Year Ended December 2006 $m	Half-Year Ended December 2005 $m
Borrowing Costs		
Net Borrowing Costs	24.1	27.5
Unwind of discount on non-current provisions	(17.4)	(11.8)
Unwind of discount on non-current receivables	5.7	-
Capitalised Interest	36.5	35.5
Interest on Non-cancellable Operating Leases	121.5	84.8
Adjusted Net Borrowing Costs	**170.4**	**136.0**
Interest Cover	22.7	18.6
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	4,735.5	4,896.7
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	3.6	2.8

* Average Net Debt balances are calculated on a weighted average basis.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
DERIVATIVE INEFFECTIVENESS (Unaudited)

Qantas is subject to foreign currency, interest rate, fuel price and credit risks. Derivative financial instruments are used to hedge these risks. It is Qantas policy not to enter into, issue or hold derivative financial instruments for speculative trading purposes.

Accounting standard *AASB 139: Financial Instruments: Recognition and Measurement* (AASB 139) contains a strict definition of hedge effectiveness for accounting purposes and requires that all derivatives be held at current market values. Each derivative transaction used to hedge identified risks must be documented and proven to be effective in offsetting changes in the value of the underlying risk within a range of 80%-125%. This measure of effectiveness may result in economically appropriate hedging transactions being deemed ineffective for accounting purposes.

Accounting ineffectiveness for derivative transactions has been split into two lines within the Consolidated Income Statement, as shown in the table below. The table shows the foreign exchange, interest rate and fuel hedging transactions that fail the accounting effectiveness measure in the half-year ended 31 December 2006.

	December 2006 $m	December 2005 $m
Ineffective hedging - closed derivative positions	33.5	30.6
Ineffective hedging - open derivative positions	99.4	(49.4)
Total Ineffectiveness	132.9	(18.8)

Two hedging strategies in particular drive ineffectiveness in Qantas accounting results. Crude oil prices and jet fuel prices do not always correlate within the 80% to 125% range required by AASB 139 and can result in changes in fair value of the derivative being deemed ineffective for accounting purposes from time to time. Also, ineffectiveness results from the treatment of options used as hedging instruments under AASB 139.

AASB 139 will only permit the intrinsic component of an option value to be deemed an effective hedge. As a result, all other aspects of the option value must be marked to market through the Consolidated Income Statement as ineffective. Changes in the non-intrinsic value do not necessarily reflect the original premium paid or potential losses if the option is held to maturity.

A total loss of $132.9m has been recognised as Derivative Ineffectiveness during the half-year. This includes a loss of $33.5m recognised as "Ineffectiveness hedging - closed derivative positions". This has been included in Operating Results in the Consolidated Income statement as it relates to derivative hedging instruments deemed ineffective for accounting purposes that matured during the half-year.

The remaining loss of $99.4m has been recognised as "Ineffectiveness hedging - open derivative positions". This has been excluded from Operating Results as it relates to derivative hedging instruments deemed ineffective for accounting purposes that are to hedge underlying risks in future reporting periods.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/02/2007

TIME: 10:28:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Statement on Air New Zealand Convertible Notes

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS STATEMENT ON AIR NEW ZEALAND CONVERTIBLE NOTES

SYDNEY, 14 February 2007: Qantas today announced the formal termination of its Strategic Alliance Agreement and Tasman Networks Agreement with Air New Zealand. This follows the negative draft determination of the Tasman Networks Agreement by the Australian Competition and Consumer Commission in November 2006.

In connection with the termination of the Agreements, all of the Convertible Notes issued by Air New Zealand to Qantas in 2002 will be converted into 44,152,695 new ordinary shares in the airline. This is equivalent to approximately 4.2 per cent of Air New Zealand's ordinary shares on issue.

The conversion will take place on 14 February 2007.

Issued by Qantas Corporate Communication (Q3528)
Media inquiries: Duncan Wyllie – Telephone (02) 9691 4609

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2007

TIME: 12:47:35

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Acting Company Secretary
Cassandra Hamlin

QANTAS

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Qantas Airways Limited (ABN 16 009 661 901) gives ASX the following information.

Part 1 - All issues

1	+Class of +securities issued or to be issued	Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	963,037 Ordinary Shares.
3	Principal terms of the +securities	N/A.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes.
5	Issue price or consideration	No issue price or consideration is payable on the issue of shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to Eligible Executives who, in accordance with the Terms and Conditions and Rules of the Qantas Long-Term Executive Incentive Plan (Plan), have submitted a Notice of Conversion to convert Entitlements into Ordinary Shares. The Entitlements were awarded on 24 November 2000, 12 February 2001 and 6 December 2001. The Market Price on Conversion (as defined in the Terms and Conditions of the Plan) is $5.365.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 February 2007

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,984,990,348	Ordinary Shares.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	236,450	144A 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$1,000
	40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
	1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
	450,000	144A 20 June 2013 US Issue. Each parcel of Notes has a face value of US$1,000
	513,550	144A 15 April 2016 US Issue. Each parcel of Notes has a face value of US$1,000.
	2,768,485	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to current policy.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Cassandra Hamlin

Cassandra Hamlin
Acting Company Secretary

16 February 2007

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/02/2007

TIME: 18:16:17

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Corrects Inaccurate Reporting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

QANTAS

Media Release

QANTAS CORRECTS INACCURATE REPORTING

SYDNEY, 21 February 2007: Qantas said today that the Sydney Morning Herald (SMH) had overstated by more than $23 million the value of accelerated equity to be granted to Qantas executives in association with the Airline Partners Australia (APA) bid.

Qantas Executive General Manager People Kevin Brown said that Geoff Dixon and his 10 senior managers would be reinvesting $36 million in the new company – equating to 1 per cent of the opening equity.

Mr Brown said that, as outlined in the Bidder's Statement, APA had agreed to provide loans to the management team which would increase the value of their invested equity by up to 4.5 per cent, depending on very stringent performance hurdles over five years.

"Qantas executive managers are simply moving from one Long Term Incentive Plan to another," he said.

Mr Brown said that in relation to the particular examples noted by the SMH:

- Geoff Dixon would be entitled to $5.4 million in accelerated equity, which he would invest in APA;
- Peter Gregg would be entitled to $4.5 million in accelerated equity, which he would invest in APA; and
- in both cases, the executives would not receive the amount in cash on their last day under current ownership, but would roll it into a new incentive scheme.

"The inflated figures quoted by the SMH appear to include shares and rights from previous incentive plans dating back as far as 1999, for which performance hurdles have already been met," Mr Brown said.

The Chairman of Qantas, Ms Margaret Jackson, said the SMH had also referred to a $60 million amount as both a long term incentive and a performance fee for Geoff Dixon.

"In fact, Geoff Dixon made a personal announcement in December 2006 gifting the entire share of the Long Term Incentive Plan provided to him by APA to a charitable trust, which he openly acknowledged could be valued at up to $60 million depending on Qantas' performance over five years."

Ms Jackson said the Qantas Board had received independent remuneration advice from PricewaterhouseCoopers on the treatment of executive shares and rights in the event of a successful takeover.

Issued by Qantas Corporate Communication (Q3533)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2007

TIME: 15:30:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs RAAF Tanker Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS SIGNS RAAF TANKER CONTRACT

SYDNEY, 22 February 2007: Qantas Defence Services (QDS) today signed a contract with the Defence Material Organisation to provide support services for the Royal Australian Air Force's (RAAF) fleet of five A330 Multi Role Tanker Transport aircraft.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the contract provided for the provision of technical, spares, training and maintenance support to the tanker fleet for the entire period the aircraft remained in service with the RAAF.

"Under this contract, QDS will establish a support organisation at the RAAF Base Amberley in 2008, in preparation for the arrival of the first tanker from Spain," Mr Dixon said.

"This will create new employment opportunities for up to 50 people within the Amberley facility."

The contract follows a successful joint bid in 2004 by EADS CASA and Qantas to provide the RAAF with a tanker version of the A330-200.

Mr Dixon said EADS CASA and Qantas would convert four A330-200s into the RAAF tanker variant in Australia. He said the fifth aircraft, already converted, would be the first delivered directly to the RAAF from Spain.

"Qantas' experience in the operation and maintenance of its own A330 commercial aircraft fleet means the very best skills and expertise will be available in providing future maintenance support to the RAAF's tanker fleet here in Australia."

Mr Dixon said QDS would continue to provide maintenance support for the Australian military from its Richmond, Sydney, Canberra and Amberley maintenance facilities.

Issued by Qantas Corporate Communication (Q3536)
Media Enquiries: Lloyd Quartermaine - Telephone 02 9691 4058

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/02/2007

TIME: 16:09:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Chooses General Electric for B787 Fleet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS CHOOSES GENERAL ELECTRIC FOR B787 FLEET

SYDNEY, 27 February 2007: The Qantas Group announced today that it had selected the General Electric (GE) GEnx engine to power its Boeing 787 fleet of up to 115 aircraft.

The Chief Financial Officer of Qantas, Mr Peter Gregg, said the choice of the GEnx engine had been a difficult one following an exhaustive eight-month evaluation process.

Mr Gregg said the initial order for 45 aircraft ship sets was for a value of $2 billion in capital and maintenance costs over the life of the engines.

"The GEnx was chosen because of its superior performance and environmental impact for the type of operation the Group aircraft will perform," he said.

"The GEnx is 20 per cent more fuel efficient, produces around 20 per cent less carbon dioxide and 40 per cent less nitrous oxide than the engines on our B767 aircraft, and operates with a 50 per cent smaller noise footprint," he said.

"This, combined with the ground breaking technology Boeing is introducing with the B787 aircraft, will ensure that the Qantas Group will have the most efficient and environmentally friendly aircraft available," Mr Gregg said.

Issued by Qantas Corporate Communication (Q3548)
Media Enquiries: Lloyd Quartermaine - Telephone 61 2 9191 4058

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2007

TIME: 11:02:11

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

QantasLink to Increase Regional Capacity

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTASLINK

Media Release

QANTASLINK TO INCREASE REGIONAL CAPACITY WITH EXPANDED BOEING 717 FLEET

SYDNEY, 21 March 2007: QantasLink today announced that it would expand its Boeing 717-200 fleet from eight to 11 aircraft as part of a renewed operating agreement with National Jet Systems (NJS).

Qantas Group General Manager Regional Airlines, Mr Narendra Kumar, said the move would increase QantasLink's total jet and turboprop fleet to 49 aircraft and allow it to increase frequency and capacity on a number of key regional routes in Western Australia, Northern Territory and north Queensland.

"This is an exciting development for QantasLink that will increase our jet aircraft capacity by nearly 40 per cent and reinforce our commitment to investing in and growing the Qantas Group's regional operations," Mr Kumar said.

"To be based in Perth, the first of the three additional 115-seat aircraft will commence operation in August 2007. Route options for the other two aircraft, which will enter service in October 2007, are still being assessed.

"QantasLink entered into an agreement with NJS in 2005 to operate the airline's B717 services, and we are pleased that this partnership will be extended by five years and include the operation of these three additional aircraft," he said.

Mr Kumar said that as well as allowing QantasLink to increase regional capacity and services, the new aircraft would also provide 122 additional employment opportunities for the airline industry.

"The three new aircraft will require the services of an additional 39 pilots, 59 cabin crew and 24 engineers," he said.

Mr Kumar said NJS had provided pilots, cabin crew and aircraft maintenance engineers for Qantas' regional jet operations for more than 15 years.

He said QantasLink was also commencing a program with NJS and Rolls-Royce to increase B717 engine thrust from 18,500 lbs to 21,000 lbs per engine, which will improve passenger-carrying performance in the hot conditions encountered at some ports across the airline's network.

QantasLink currently operates around 2,000 flights each week, serving 49 destinations across Australia.

Issued by Qantas Corporate Communication (Q3551)
Media Enquiries: Holly Williams - Telephone 02 9691 4200

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/03/2007

TIME: 10:38:56

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release re Qantas Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

QANTAS

Media Release

QANTAS STATEMENT

There has been substantial media commentary concerning the current outlook for Qantas. Qantas has also received questions from certain investors on this issue in view of the offer which has been made for Qantas by Airline Partners Australia. In response to these matters Qantas provides the following information to the market.

Outlook for 2007 full year result

As part of the release of its interim results on 8 February, Qantas provided outlook earnings guidance to the market. It anticipated that the full year result for 2007 would be around 30 to 40 per cent higher than last year's result. Qantas today confirms that the full year result is likely to be towards the upper end of this range. This expectation is based on continuing strong demand and yields offsetting cost reduction targets which have not been fully realised in the Engineering and Airport Divisions.

Response to market speculation regarding outlook for 2008

Qantas is aware that there is a broad range of analyst PBT estimates for the year ended 30 June 2008 ranging from approximately $975m to approximately $1.5bn with an average of approximately $1.23bn.

In response to market speculation and queries received from investors, Qantas confirms its outlook expectations for 2008 are in line with average analyst consensus PBT estimates of approximately $1.23bn. Qantas notes that it is yet to assess the impact of, or include any provision in its estimates at this time, in relation to the following:

- The recently announced intention of Tiger Airways to commence services in Australia from late 2007, Virgin Blue's deployment of additional capacity through new Embraer jet aircraft and plans underway for the Qantas Group to secure additional aircraft to meet the new competition and to sustain its market share position within Australia. These developments are likely to have a negative financial impact on Qantas in 2008. Until we know more about pricing, capacity and schedules, we are not in a position to quantify this impact.
- Contingent liabilities relating to Qantas' involvement in alleged price fixing in the air cargo market and other contingent liabilities referred to in the interim results released on 8 February 2007. Qantas does not believe it is possible to quantify any direct or indirect liabilities associated with these matters at this time, but it is possible that they may be significant.

Just as for the 2007 full year outlook, Qantas' 2008 outlook is subject to fuel costs not increasing significantly, demand continuing to grow and the continued success of the Sustainable Future Program in achieving cost savings.

Qantas has now hedged fifty percent of anticipated crude oil requirements for the 2008 financial year at a worst case rate of $US69.64 a barrel for West Texas Intermediate crude (WTI), inclusive of option premium.

Qantas still has $13bn in projected capital expenditure over the next 5 years (from financial year 2008 to financial year 2012 inclusive).

Qantas does not make any forecast of any specific results. Investors should also note that there are many factors that may affect the future performance of Qantas which may be outside the control of Qantas and may not be capable of being foreseen or accurately predicted. Accordingly, actual results particularly in relation to hedge accounting may vary

Issued: Sydney, 15 March 2007
(Q3546)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 12/03/2007

TIME: 15:56:58

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics Jan 2007

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2007

Summary of Traffic and Capacity Statistics

Month of January 2007

January Group (comprising Qantas Domestic, QantasLink, Jetstar and Qantas International) passenger numbers increased by 6.2 per cent over the previous year. RPKs increased by 7.2 per cent, while ASKs were up 3.0 per cent, resulting in a revenue seat factor of 83.7 per cent, which was 3.3 percentage points higher than the previous year.

Financial Year to Date January 2007

Total Domestic (Qantas, QantasLink and Jetstar domestic operations) yield excluding exchange for the financial year to January 2007 increased by 4.0 per cent when compared to the same period last year. Total International (Qantas, Australian Airlines and Jetstar international operations) yield excluding exchange increased by 8.5 per cent over the same period.

Group passenger numbers for the financial year to January 2007 increased by 7.2 per cent from the previous year. RPKs increased by 7.3 per cent, while ASKs increased by 3.6 per cent, resulting in a revenue seat factor of 80.8 per cent, 2.8 percentage points higher than the previous year.

Recent Developments

Qantas has increased fuel hedging for financial year 2007/08. Fifty percent of anticipated crude oil requirements are hedged at a worst case rate of $US69.64 a barrel for West Texas Intermediate crude (WTI), inclusive of option premium. The Group has fully hedged the remainder of financial year 2006/07 crude oil needs at a worst case rate of $US65.16 a barrel for WTI, inclusive of option premium.

On 27 February 2007, Qantas announced that it had selected the General Electric GEnx engine to power its Boeing 787 fleet of up to 115 aircraft. The initial order for 45 aircraft ship sets is for a value of $2 billion in capital and maintenance costs over the life of the engines.

On 22 February 2007, Qantas Defence Services signed a contract with the Defence Material Organisation to provide support services for the Royal Australian Air Force's (RAAF) fleet of five A330 Multi Role Tanker Transport aircraft. The contract provided for the provision of technical, spares, training and maintenance support to the tanker fleet for the entire period the aircraft remained in service with the RAAF.

On 14 February 2007, Qantas announced the formal termination of its Strategic Alliance Agreement and Tasman Networks Agreement with Air New Zealand. This followed the negative draft determination of the Tasman Networks Agreement by the Australian Competition and Consumer Commission in November 2006. In connection with the termination of the Agreements, all of the Convertible Notes issued by Air New Zealand to Qantas in 2002 were converted into 44,152,695 new ordinary shares in the airline, on 14 February 2007. This is equivalent to approximately 4.2 per cent of Air New Zealand's ordinary shares on issue.

On 12 February 2007, Qantas served its Target's Statement on Airline Partners Australia (APA) and lodged with the Australian Securities and Investment Commission and the Australian Securities Exchange. The Target's Statement includes the Qantas Independent Directors' recommendation regarding APA's takeover offer and the independent expert's report.

On 8 February 2007, Qantas announced a profit before tax (PBT) of $523 million for the half-year ended 31 December 2006, an 8.3 per cent increase on the prior comparative half-year to 31 December 2005. Net profit after tax increased 1.7 per cent to $359 million as a result of a favourable tax charge in the prior corresponding half. A fully franked Special Dividend of 15 cents per share was declared, and the Dividend Reinvestment Plan (DRP) was suspended.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

JANUARY 2007

	Month			Financial Year to Date		
	2006/07	2005/06	Change	2006/07	2005/06	Change
Qantas Domestic						
Passengers carried ('000)	1,314	1,261	4.2%	9,658	9,394	2.8%
Revenue Passenger Kilometres (m)	1,983	1,854	6.9%	14,125	13,518	4.5%
Available Seat Kilometres (m)	2,456	2,301	6.7%	17,556	16,775	4.7%
Revenue Seat Factor (%)	80.7	80.6	0.1 pts	80.5	80.6	(0.1) pts
QantasLink						
Passengers carried ('000)	287	243	18.2%	2,236	1,873	19.4%
Revenue Passenger Kilometres (m)	191	159	19.9%	1,472	1,175	25.2%
Available Seat Kilometres (m)	285	242	17.7%	2,046	1,700	20.4%
Revenue Seat Factor (%)	67.0	65.8	1.2 pts	71.9	69.1	2.8 pts
Jetstar*						
Passengers carried ('000)	692	560	23.5%	4,475	3,282	36.3%
Revenue Passenger Kilometres (m)	1,046	625	67.5%	5,787	3,520	64.4%
Available Seat Kilometres (m)	1,321	774	70.6%	7,344	4,598	59.7%
Revenue Seat Factor (%)	79.2	80.6	(1.4) pts	78.8	76.6	2.2 pts
Qantas International **						
Passengers carried ('000)	766	817	(6.2)%	5,229	5,593	(6.5)%
Revenue Passenger Kilometres (m)	5,487	5,487	0.0%	36,482	35,707	2.2%
Available Seat Kilometres (m)	6,337	6,783	(6.6)%	44,698	46,098	(3.0)%
Revenue Seat Factor (%)	86.6	80.9	5.7 pts	81.6	77.5	4.1 pts
Total Group Operations						
Passengers carried ('000)	3,059	2,881	6.2%	21,598	20,142	7.2%
Revenue Passenger Kilometres (m)	8,706	8,125	7.2%	57,867	53,920	7.3%
Available Seat Kilometres (m)	10,399	10,100	3.0%	71,644	69,170	3.6%
Revenue Seat Factor (%)	83.7	80.4	3.3 pts	80.8	78.0	2.8 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Includes Jetstar domestic, trans-Tasman and international operations

** Includes prior year statistics for Australian Airlines which, effective 1 July 2006, provides wet lease services to Qantas mainline.

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2007

TIME: 14:52:18

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Group Boosts Domestic Fleet

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS GROUP BOOSTS DOMESTIC FLEET

SYDNEY, 29 March 2007: Qantas Airways said today it would acquire nine additional Airbus A320 aircraft for use by Jetstar.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the new aircraft would be deployed on domestic and short-haul international routes.

"The aircraft will be delivered over a 15-month timeframe from late 2007," he said.

Mr Dixon said Qantas would also boost capacity in the Qantas domestic operations.

"Four Boeing 767-300 aircraft from our international fleet that were due to be sold from mid-2007 will now be transferred to domestic operations.

"The additional capacity for both Jetstar and Qantas, along with previously announced plans for QantasLink, should enable the Qantas Group to maintain its 65 per cent share of the Australian domestic market."

Mr Dixon said the additional A320 aircraft would enable Jetstar to grow on some of its most popular leisure routes including Cairns, Gold Coast, Perth and the Northern Territory.

"Jetstar will also use the new aircraft to look at new destinations within Australia."

Issued by Qantas Corporate Communication (Q3559)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Assistant Company Secretary
Janine Smith

QANTAS

20 January 2006

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir or Madam

Qantas Deferred Share Plan (DSP)

I refer to our letter dated 23 September 2005.

In accordance with Class Order 03/184, please find attached the documentation provided from today to approximately 180 participants in relation to the grant of performance rights under the DSP 2005 Performance Rights Plan (Rights Plan).

Participants have been provided with a letter and Holding Statement outlining the details of their grant. The letter and Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP; and
2. Rules of the Rights Plan.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: Sample letter advising of participation in the Rights Plan
Sample Holding Statement for the Rights Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Rights Plan Rules

Receipt Acknowledged

SENDER TO KEEP
BN4412052

For Australian Securities & Investments Commission

oneworld

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

qantas.com

Assistant Company Secretary
Janine Smith

QANTAS

20 January 2006

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir or Madam

Qantas Deferred Share Plan (DSP)

I refer to our letter dated 23 September 2005.

In accordance with Class Order 03/184, please find attached the documentation provided from today to approximately 180 participants in relation to the grant of performance rights under the DSP 2005 Performance Rights Plan (Rights Plan).

Participants have been provided with a letter and Holding Statement outlining the details of their grant. The letter and Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP; and
2. Rules of the Rights Plan.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: Sample letter advising of participation in the Rights Plan
Sample Holding Statement for the Rights Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Rights Plan Rules

Receipt Acknowledged

For Australian Securities & Investments Commission

11 January 2006

QANTAS

DO NOT SEND LETTER

2005 Qantas Performance Rights Plan

Dear

I am pleased to advise you that the CEO has approved a grant to you of 10,000 Performance Rights under the Executive Performance Plan.

<table>
<tr><td colspan="3">Fixed Annual Remuneration</td><td colspan="4">Set for each individual with reference to role, market and experience.</td></tr>
<tr><td rowspan="4">Performance Plan</td><td colspan="2">Performance Cash Plan</td><td colspan="4">Group Financial Target:
Profit Before Tax (PBT)</td></tr>
<tr><td rowspan="3">Performance Equity Plan</td><td rowspan="2">Performance Share Plan</td><td colspan="4">Balanced Scorecard Targets:</td></tr>
<tr><td>Customer</td><td>Financial</td><td>People</td><td>Operational</td></tr>
<tr><td>Performance Rights Plan</td><td colspan="4">Total Shareholder Return (TSR) Target
Targeted allocation to selected executives.</td></tr>
</table>

This program is restricted to a limited number of key Executives within the Qantas Group. The Rights Plan is the long-term element of our Executive Remuneration Framework (see circled).

The Performance Rights may vest depending on Total Shareholder Return performance of Qantas against two index groups over the period from 1 July 2005 to 30 June 2008. I encourage you to familiarise yourself with the operation of the Rights Plan and other aspects of the Remuneration Framework by reading the detailed information contained on the People section of the Qantas intranet (http://qfintranet.qantas.com.au/people – select the Remuneration & Benefits link).

Please find enclosed a holding statement outlining your participation in the 2005 Performance Rights Plan. If you wish to view a summary of all your Qantas shareholdings, please log-on to the Investors section of the Qantas website (www.qantas.com). You will need your Holding Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your attached holding statement.

I remind you that the details of this Plan are confidential and must not be disclosed to any other person within Qantas or externally except for financial planning or taxation purposes.

If you have any queries, please contact your People representative. Congratulations on your award!

Yours sincerely

TERRY BYRNE
Head of Remuneration & Programs

QANTAS

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll Free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

ASX CODE: QAN
SRN:
TFN:

STATEMENT DATE: **5 DECEMBER 2005**

QANTAS DEFERRED SHARE PLAN (DSP)
2005 PERFORMANCE RIGHTS PLAN

Note: This statement **only** records your securities granted under the 2005 Performance Rights Plan.

DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
22/11/2005		$ 0

1. As set out in the 2005 Performance Rights Plan Rules, there is a Performance Hurdle which must be met prior to the vesting of the Performance Rights. Performance Rights will vest after the Performance Hurdle set has been tested and achieved and upon the tenth anniversary of the Date of Registration (22 November 2015). However, Participants can request that their Performance Rights vest earlier (refer to the Plan Rules).

2. The Taxable Value of the Rights is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 22 November 2005 ($3.7325).

You should seek independent professional advice in relation to your participation in the 2005 Performance Rights Plan. Please refer to the People section of the Qantas Intranet (http://qfintranet.qantas.com.au/people/remben.html – click on the Executive Remuneration link) for copies of the "Offer Documentation" which comprises the following:

- Performance Rights Plan Rules for the relevant year of allocation;
- Qantas DSP Terms & Conditions; and
- Important Information.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION

Site Map

Executive Remuneration Philosophy & Objectives:

1. FAR
2. Performance Plan
   - Performance Plan Timeline
   - Balanced Scorecard
   - Individual Performance Factor
   - Key Performance Indicators
3. Cash Plan
   - At target opportunity
   - Qantas Achievement Factor for the Cash Plan
   - Cash Plan Flowchart
4. Share Plan
   - Qantas Achievement Factor for the Share Plan
   - Volume Weighted Average Price
   - Holding Lock
5. Rights Plan
6. Important Information
7. Guiding Principles
8. Plan Documentation
(Request to Remove Holding Lock forms, are part of the Rules, and can be found in the documentation. Links to the ATO site for access to the Class Rulings can also be found in the documentation)
   - General Information Booklet
   - Share Plan Documentation
   - Rights Plan Documentation
   - Legacy Long Term Incentive Plan Documentation
9. Questions & Answers
10. Who can I contact?

Last updated: 22/11/2005

Executive Remuneration Philosophy and Objectives

Remuneration at Qantas reflects the duties and responsibilities of Qantas Executives, and is competitive in attracting, motivating and retaining people of the highest calibre.

This is achieved through a reward mix comprised of:

- Fixed Annual Remuneration; and
- a structured 'at risk' pay program called the "Performance Plan", comprising:
  - the Performance Cash Plan - a short term cash incentive; and
  - the Performance Equity Plan - made up of:
    - a medium term incentive (the Performance Share Plan); and
    - a long term incentive (the Performance Rights Plan).

(to access the 2005 Performance Share Plan documentation please click on the above Share Plan link)

<table>
<tr><td colspan="3">Fixed Annual Remuneration</td><td colspan="4">Set for each individual with reference to role, market and experience.</td></tr>
<tr><td rowspan="4">Performance Plan</td><td colspan="2">Performance Cash Plan</td><td colspan="4">Group Financial Target</td></tr>
<tr><td rowspan="3">Performance Equity Plan</td><td rowspan="2">Performance Share Plan</td><td colspan="4">Balanced Scorecard Targets:</td></tr>
<tr><td>Customer</td><td>Financial</td><td>Safety & People</td><td>Operational</td></tr>
<tr><td>Performance Rights Plan</td><td colspan="4">Total Shareholder Return (TSR) Target.
Targeted allocations to selected executives.</td></tr>
</table>

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

Qantas formally declares in its Annual Report and on the Corporate Governance section of the Qantas Website, its policy on Executive remuneration as approved by the Board. The Remuneration Committee (which is a Committee of the Qantas Board) play a critical role in reviewing and recommending to the Board on matters of remuneration policy, specific recommendations relating to Senior Executives, and all matters concerning equity plans and awards.

Click here for more detail of the guiding principles in managing remuneration for Executives.

This intranet website is provided for information only and does not constitute specific advice to individual Executives. Executives should seek independent professional advice in relation to their participation in the Performance Plan, including taxation advice. Further, Executives should read information on this website in conjunction with Plan Documentation.

Salary packaging (salary sacrifice arrangements) are not specific to Executives, and information and forms can be accessed via the following links:

Laptops http://qfintranet.qantas.com.au/hr/remuneration_benefits_programs/portable_computer_salary_sacrifice_scheme.html
Child care http://qfintranet.qantas.com.au/hr/child_care/childcare_index.html
Super http://www.qantassuper.com.au/section4/faq.htm

Continuous Improvement

Qantas continually reviews all elements of its Remuneration Philosophy to ensure that they are appropriate from the perspectives of governance, disclosure and reward.

Questions and Answers

Who Should I contact if I have more questions: PeopleConnect
Tel: Internal 86151 External 1300 303 551 Fax: Internal 22462 External (02) 9691 2462

Site Map

Issued by Corporate Remuneration & Programs

Last updated: 16/09/2005

Content Management | FAQ | Feedback

Fixed Annual Remuneration (FAR)

Salary decisions are based on the concept of Fixed Annual Remuneration (FAR), which involves a guaranteed salary level from which superannuation and certain other benefits, such as a maintained motor vehicle, are able to be deducted at the election of the employee on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle of the market approach, as compared to similar comparative roles within Australia, having particular reference to large public companies for the most senior roles.

Last updated: 21/04/2005

The Performance Plan

Site Map

The alignment of Executive remuneration outcomes with the performance of both Qantas and the individual is a key part of the Qantas People Plan.

Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured Performance Plan. Vesting should be over a period that is consistent with the realisation of the short, medium and long-term strategic objectives approved by the Board.

The Performance Plan comprises:

- the Performance Cash Plan - a short term cash incentive; and
- the Performance Equity Plan - made up of:
  - a medium term incentive (the Performance Share Plan), and
  - a long term incentive (the Performance Rights Plan)

Performance Plan	Hurdles	Reward delivery
Performance Cash Plan	Group Financial Target.	If hurdle achieved, cash delivered after end of financial year
Performance Share Plan	Balanced Scorecard Target. Customer / Financial / Safety & People / Operational	If hurdle achieved, shares are allocated after the end of the financial year, shares are subject to 10 year holding lock, may be called sooner (see Plan detail)
Performance Rights Plan	Total Shareholder Return (TSR) Target. Allocations to selected executives.	Rights granted, conversion to shares subject to achievement of TSR target, tested 3 to 5 years after allocation

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

The Performance Plan Timeline provides key dates in the cycle

The following links may further help your understanding of the Performance Plan:

Questions and Answers (including link to forms)

Who Should I contact if I have more questions: PeopleConnect
Tel: Internal 86151 External 1300 303 551 Fax: Internal 22462 External (02) 9691 2462

Last updated: 22/09/2005

The Performance Plan Timeline

There are three key phases for the Performance Plan cycle:

The Planning Stage includes the Planning Stage of the Performance Planning & Review Process

The Review Stage includes the Monitoring Stage of the Performance Planning & Review Process

The Finalisation Stage includes the Monitoring and Review Stages of the Performance Planning & Review Process

Click here for Performance Management at Qantas

The Planning Stage

August	Board sets Targets	Board determines financial target for Cash Plan and Balanced Scorecard Targets for Share Plan for the year ahead.
August or at time of appointment	Target Reward communicated	You will be advised of your target Cash Plan and Share Plan opportunity in writing. This is represented as a percent of your FAR.
September	KPIs determined	You will need to agree with your Manager which KPIs (aligned with the Segment Scorecard) you will be evaluated against for the year. Each KPI should be weighted. The weighting should reflect the contribution of that KPI to your overall performance and its importance to the success of your segment. These results should be submitted on-line via the PP&R form on Lotus Notes and a copy should be retained for your records.
April	Eligibility determined	You must be employed by the Qantas Group as an executive by the end of April to be eligible to participate in the Performance Plan for the current year.

If you wish to make an election to salary sacrifice all or part of your potential cash plan reward (if any) into your superannuation plan, you must make that election before the end of June.

Click here for the Salary Sacrifice Election Form.

You can also get further explanation of the Balanced Scorecard, the Individual Performance Factor (IPF) and Key Performance Indicators (KPIs):

The Review Stage
References to "PP&R" relate to the Qantas Performance Planning and Review program

Click here for Performance Management at Qantas

May/ June	Complete self-assessment	You are required to complete a self-assessment via the PP&R form accessible via Lotus Notes before discussing your past year performance with your Manager.
	Discuss Performance	The discussion with you Manager will focus on determining your achievement against the KPIs set at the beginning of the year and reviewing development needs.
	Achievement against KPIs is determined	The overall percentage achieved (ie 0% - 100%) represents the weighted outcome at the end of the year against KPIs and contributes to the Performance Cash Plan payment (if any). The overall rating (ie 1 – 5) is based on achievement against KPIs as well as considering additional achievements. If you commenced a new role within the year, you will be required to complete a separate PP&R form for each position. It is your responsibility that this is done. These results should be submitted on-line via the PP&R form on Lotus Notes and a copy should be retained for your records along with any other supporting materials. They may be required as part of a Quality Control Program on KPI Assessments that may be conducted on completed PP&R forms.

The Finalisation Stage

September	Qantas results announced	Financial results finalised and publicly announced. Performance Cash Plan pool (if any) and the Performance Share Plan pool (if any) is determined by the Board having regard to achievement against the relevant targets, and other factors at the Board's discretion.
	Individual Performance Factor applied	An individual performance factor will be applied by Segment Heads to your reward that will leverage values up or down (if any) under the Cash Plan and the Share Plan.
	Performance Plan rewards (if any) made	You will be awarded your cash payment (if any) and shares (if any) will be allocated to you and held by the Trustee on your behalf. If you have not been an eligible employee with the Qantas Group for the entire year or if you have been part-time during the year your award will be pro-rated. The Plan requires you to be employed by the Qantas Group and remain an eligible participant at the time any cash or share allocations are made.

You may submit a Request to Remove Holding Lock form to the Company Secretary. The Board may exercise their discretion in respect of your request.

Approval may be granted to Remove the Holding Lock after 1 July in the year

Click here for the Request to Remove Holding Lock Form

Last updated: 22/09/2005

Content Management | FAQ | Feedback

Balanced Scorecard 2004/05

A Balanced Scorecard is a selection of metrics used to monitor performance. Balance is provided between subjectivity and objectivity and between financial results and other key metrics. The Balanced Scorecard used for the Performance Share Plan comprises metrics covering Customer, Operational, Financial, Safety and People performance.

The results for the 2004/05 Share Plan are shown in the following table:

Category	Measure 04/05	Target	Status
Customer	Customer Experience	Top quartile performance in the 2005 SkyTrax annual airline of the year survey.	Meet
Operational	Punctuality	On Time Arrivals (within 15 minutes of schedule) of 86% weighted average across International and Domestic which matches 2003/04 performance.	Shortfall
People	Safety	32% improvement against final quarter average for 2003/04 i.e. a Group-wide Lost Time Injury Frequency Rate (LTIFR) of 10.	Meet
Financial	Labour unit cost per ASK	Reduce year-on-year labour unit cost per ASK by 3% to 2.75 cents per ASK.	Shortfall
		Overall	100%

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

Last updated: 16/09/2005

Individual Performance Factor

Performance of Executives against their specific annual goals and the relative contribution of those Executives is assessed via the annual Performance Planning & Review (PP&R) process. This enables distribution of the Performance Cash Plan and Performance Share Plan pools (if any), differentiated according to individual performance.

In determining your overall Executive Performance Plan allocation or payment, you will receive an "individual performance factor". For Executives whose performance is rated as satisfactory, this will largely be in the range of 80% - 120% and this factor is used to leverage your Performance Cash Plan payment and Performance Share Plan allocation recommendation (if any) up or down.

Executives whose performance is less than satisfactory may receive an "individual performance factor" of less than 80%. This factor allows your Reviewing Manager or Divisional Head to recognise the broader contribution of your performance in relation to the leadership and overall profitability of Qantas. The Executive General Manager (EGM) People will apply this same principle in recommending final Performance Cash Plan payments (if any) and Performance Share Plan allocations (if any) to the Board and/or Chief Executive Officer for approval.

Last updated: 19/08/2005

Key Performance Indicators (KPIs)

Site Map

Key Performance Indicators (or KPIs) are the goals that track and measure your performance each year. You should discuss these with your reviewer soon after you join Qantas and at the start of each financial year.
You can get more information about KPIs and the performance management process from Performance Management at Qantas or from the KPI Questions & Answers.

Click here for some examples of:

- Safety KPIs;
- People KPIs;
- Financial KPIs;
- Customer/Competitive KPIs; and
- Operational KPIs.

Your KPIs should be reflective of the Balanced Scorecard set for your own Manager, your own Division and your own Segment.

Last updated: 16/09/2005

The Performance Cash Plan

The Performance Cash Plan is designed to reward Executives when key performance measures are achieved over the 12-month business cycle.

The Cash Plan payment (if any) is:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Cash Plan Achievement Factor x Individual Performance Factor x Achievement against KPIs (%).

Click here for Performance Management at Qantas.

The actual incentive earned for each Executive is based on a combination of Qantas' results and individual performance and may be greater than, or less than, the target amount. Any cash will be paid through the payroll system and taxed the same as salary. Executives have the option of salary sacrificing this cash incentive to superannuation. Forms will be available to Executives to enable this election at the appropriate time.

The Cash Plan Flowchart illustrates this graphically.

Further information regarding the 2004 Cash Plan is provided in the General Information Booklet.

Please refer to the Important Information.

Last updated: 22/09/2005

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

At target opportunity

Site Map

The percentage of your FAR that you receive as cash and shares depends on your role and responsibilities within the Qantas Group. For 2004, these were outlined to you in a separate letter that you should have received from your Executive General Manager (EGM) in August 2004 if you had previously participated in the plan, or more recently from Shared Services if you joined after 1 May 2004. If you do not have a copy of this letter, or if you would like another copy, please ask your Manager.

Last updated: 16/09/2005

Content Management | FAQ | Feedback

Qantas Achievement Factor for the Cash Plan

Subject to Board discretion, Group performance against a financial target, determines the amount (if any) of the pool of money available for payment. The CEO and the Board can exercise discretion to adjust any Performance Cash Plan pool when results are below or above the financial target and the Board has absolute discretion on whether any payments will be made under the Performance Cash Plan.

Return on Total Gross Assets (ROTGA) is a key measure of financial performance which the market focuses on. For 2004/05 ROTGA is the measure applied to incentives for all Executive General Managers (EGMs). For all other Executives the measure is Earnings Before Depreciation, Rentals, Interest and Tax (EBDRIT).

ROTGA = EBDRIT / Total Assets

Targets for both measures are determined within the corporate business planning process. They are commercially sensitive and are not disclosed.


Performance
Cash
Plan
Pool
Performance
Zone
100%
70%
Outcomes ranged for Individuals based upon performance (IPF)
CEO recommendation to Board below 90% & Over 100% of target
75%
90%
100%
120%
Performance v Target

Last updated: 16/09/2005

Content Management | FAQ | Feedback

Cash Plan Flowchart


Qantas must achieve its financial target before any cash payments are made
Qantas Earnings
The financial result that Qantas achieves will determine the amount of the Executive bonus pool (if any)
Individual Key Performance Indicators
Your performance is assessed against KPIs
Safety & People
Customer Relations & Competitive Environment
Financial
Operational
IPF - This is a comparative element in the performance assessment process
Individual Performance Factor
Your cash payment (if any) will be leveraged up or down depending on an individual performance factor, mostly in the range of 80% to 120%.

Click here for more detail of Key Performance Indicators (KPIs), and for the Individual Performance Factor

Last updated: 16/09/2005

Content Management | FAQ | Feedback

The Performance Share Plan

The medium-term incentive component is delivered via deferred shares (Shares) under the Terms and Conditions and the Rules, subject to satisfactory results on a Balanced Scorecard basis.

The value of your Shares (if any) is determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Share Plan Achievement Factor x Individual Performance Factor.

The number of Shares allocated is the value of the shares as above divided by a volume weighted average price at the time.

The Shares are subject to a 10-year Holding Lock. This link includes a Question & Answer section specific to the Holding Lock, along with the (form to) Request to Remove Holding Lock.

Shares will be purchased on-market at the prevailing market price and will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee (Trustee) until the expiry of the specified holding lock period. During this period, the Trustee is the legal owner, the Executive is the beneficial owner of the Shares. As a registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

The Share Plan Documentation governs the operation of the Share Plan and includes the (form to) Request to Remove Holding Lock.

Questions & Answers about the Operation of the Share Plan

Questions & Answers about the Taxation of the Share Plan

Please refer to the Important Information.

Last updated: 22/09/2005

Qantas Achievement Factor for the Share Plan

The Board has absolute discretion to determine if an allocation is to be made under the Performance Share Plan. The Board has discretion to vary the pool allocated (if any) based on their assessment of Qantas' performance against each of the elements of the Balanced Scorecard, and its view of the aggregation of those results. It is possible for a Share Plan allocation to be made in years when no payment results from the Cash Plan, as the two triggering mechanisms are entirely separate.


Retention Zone (Board Discretion)
Performance Zone
Share Plan pool
100%
25%
Board discretion
Performance vs Balanced Scorecard
75%
100%
120%

Last updated: 05/04/2005

Holding Lock

Site Map

A Holding Lock is a common feature of most employee share plans. For Qantas Plans from August 2004, the Holding Lock expires ten years after the date of allocation. Qantas employee share plans that commenced before August 2004 may have different holding lock periods.

During the Holding Lock period, shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the shares whilst they remain subject to a holding lock.

Request to Remove Holding Lock

Executives can "call" for the Holding Lock to be removed on the shares prior to the expiration of the holding lock by submitting a Request to Remove Holding Lock Form to the Company Secretary (SYDQCA/9) or fax 23339.

Whilst these requests can be submitted at any time, the Holding Lock may be removed at the discretion of the Board but cannot be removed before:

- 1 July in the first year after the date of allocation for up to one-half of the Shares (e.g. 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation for the remainder of the Shares (e.g. 1 July 2006 for the August 2004 allocation).

Rule 4.3 provides that the Board will not unreasonably withhold permission to remove the Holding Lock. Participants who engage in gross misconduct will automatically forfeit their Shares. Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

A Request to Remove Holding Lock (form) is contained in the Plan Rules, and are available via this link: Share Plan Documentation.

Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

Questions and Answers about the Holding Lock

Last updated: 22/09/2005

The Performance Rights Plan

The Performance Rights Plan is a long-term incentive and key retention tool, targeted to Senior Executives and those identified via Qantas' Talent program.

The aim of the Performance Rights Plan is to:

- align the interests of eligible Executives and Shareholders;
- provide targetted but competitive remuneration;
- provide a long-term incentive for the retention of key Executives; and
- support a culture of employee share ownership.

Participants are notified at the time of grant. Documentation is available on this site [Rights Plan Documentation].

As a retention tool, the program is specifically targeted to Executives in senior/key roles or identified as high potential developing Executives.

Subject to achievement of a Performance Hurdle (set by the Board), Rights may be converted (on a one-for-one basis) to ordinary Qantas shares up to ten years after award. Under the current program, rights are converted to shares at no cost to the individual.

Once the Performance Hurdle is satisfied, Executives can "call" for the Rights to be converted.

The Performance Hurdle set by the Board for Rights granted since 2004, is the Total Shareholder Return (TSR) of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX100 Index in relation to 50% of the Rights; and
- a basket of global listed airlines in relation to the other 50% of the Rights.

The TSR will be first tested as at 30 June in the third year following grant and, if required, re-tested every three months over the subsequent two years. For example for the 2004_05 Plan, the hurdle will first be tested as at 30 June 2007, and if required retested on:
30 September 2007; 31 December 2007; 31 March 2008; 30 June 2008;
30 September 2008; 31 December 2008; 31 March 2009; and 30 June 2009;

The Performance Hurdle will be considered satisfied in accordance with the following table:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	50% to 99% satisfied sliding scale
75th to 100th percentile	100% satisfied

Generally, any Rights which have not vested will lapse if the relevant Executive ceases employment with the Qantas Group. Rights will also lapse if the Executive is guilty of gross misconduct in relation to the Qantas Group.

Once Rights vest, Qantas shares will be purchased on-market on a one-for-one basis and registered in the name of the relevant Executive.

Executives should read information on this website in conjunction with "Rights Plan Documentation"

Please refer to the Important Information.

Last updated: 23/09/2005

Important Information

Under all of the incentive plans operating within Qantas, the Chief Executive Officer may recommend changes to the Board, which has discretion to amend the operation of a plan as appropriate given changes in business circumstances. Any such changes would be disclosed in the relevant Annual Report.

Therefore, regardless of whether targets are achieved, the Board and the CEO retain absolute discretion, including to determine whether any payments and/or rewards are to be made under the Performance Plan.

Participation in any year in any element of the Qantas Performance Plan:

- does not confer on an Executive the right to receive any Cash, be allocated Shares or be granted Rights;
- does not confer on an Executive the right to participate in any other bonus plan or incentive plan;
- does not affect any rights which the Qantas Group may have to terminate the employment of any Executive;
- does not confer on any Executive the right to increase damages in any action brought against the Qantas Group in respect of any termination of employment with the Qantas Group; and
- does not confer on any Executive the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared) before a Right is converted and Share delivered.

Executives will cease to participate in the Performance Plan and will not be entitled to any benefits if they are guilty of gross misconduct in relation to the Qantas Group.

Executives acknowledge that they are aware of the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct.

Capitalised terms in this website have the same meaning as in the Qantas Deferred Share Plan Terms & Conditions and the Trust Deed of the Qantas Deferred Share Plan Trust. Copies of these documents can be obtained from Qantas PeopleConnect on x86151. In the event of any inconsistency the Plan Documentation overrides the general information on this website.

This website is provided as general information only and does not constitute specific advice to Executives. Executives must seek independent professional advice from a licensed adviser in relation to their participation in the Performance Plan, including taxation advice.

For further information, Executives should refer to information contained on this intranet website in conjunction with the "Plan Documentation" which for the Share Plan comprises the following:

- **Performance Share Plan Rules for the relevant year of allocation;**
- **Qantas Deferred Share Plan Terms and Conditions; and**
- **Qantas Deferred Share Plan Trust Deed.**

A link to the ATO website is also provided in the documentation, for access to the Class Rulings.

All Qantas incentive plan documentation is confidential and the property of Qantas and must not be distributed externally, except for the purpose of seeking independent professional advice.

Last updated: 22/11/2005

Guiding Principles

The guiding principles in managing remuneration for Executives are that:

- all elements of remuneration should be set at an appropriate level having regard to market practice for roles of similar scope and skill;
- the Performance Plan should be used to differentiate reward for high performers and to encourage continuously higher levels of performance;
- the Performance Plan should be clearly linked to appropriate goals via a robust performance management system; and
- the Performance Equity Plan, comprising the Performance Share Plan and Performance Rights Plan elements of the Performance Plan, should be used to align the interests of executives with shareholders, support a culture of employee share ownership, and act as a retention initiative.

Overall the mix of the remuneration program is consistent with market practice.

Last updated: 21/04/2005

Plan Documentation

Site Map

Further information about the Performance Cash Plan can be found elsewhere on this website.

Click here for Performance Share Plan Documentation which comprises of:

- Performance Share Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Qantas Deferred Share Plan Trust Deed.

The Request to Remove Holding Lock (form) is contained in the Rules.

Performance Rights Plan Documentation comprises of:

- Performance Rights Plan Rules for the relevant year of allocation; and
- Qantas Deferred Share Plan Terms and Conditions

This documentation is available on this website, or on request from PeopleConnect.

Documentation for Legacy Long Term Incentive Plans is also available

Equity plan documentation is also available via the Qantas Share Registry, which can be contacted on 1800 177 747
or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan.

ATO Class Rulings

Qantas has obtained Class Rulings from the Australian Tax Office on behalf of all Executives, which details the tax implications of participation in the Performance Equity Plan. Pdf versions of the Class Rulings can be downloaded from the ATO website. Links to the Class Rulings are provided within the relevant plan documentation.

Last updated: 22/11/2005

General Information Booklet

The attached General Information Booklet was prepared for the 2004/05 Performance Plan:

Exec Performance Plan _FINAL.pdf

Last updated: 21/04/2005

Qantas Executive Performance Plan
General Information Booklet

Published : December 2004

Executive Remuneration at Qantas

Qantas formally declares in its Annual Report and on the Corporate Governance section of the Qantas Website, its policy on executive remuneration as approved by the Board.

Remuneration at Qantas reflects the duties and responsibilities of Qantas executives; and is competitive in attracting, motivating and retaining people of the highest calibre.

This is achieved through a reward mix comprised of Fixed Annual Remuneration and a structured 'at risk' pay program called the "Performance Plan":

Fixed Annual Remuneration			Set with reference to role, market and experience.			
Performance Plan	Performance Cash Plan		Group Financial Target.			
	Performance Equity Plan	Performance Share Plan	Balanced Scorecard Target.			
			Customer	Financial	People	Operational
		Performance Rights Plan	Total Shareholder Return Target. Allocations to selected executives.			

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. For further information, please refer to the Important Information later in this Booklet.

This General Information Booklet is provided for information only and does not constitute specific advice to individual executives. Executives should seek independent professional advice in relation to their participation in the Performance Plan, including taxation advice. Further, executives should read this General Information Booklet in conjunction with the "Plan Documentation" which comprises the following:

- Performance Share Plan Rules for the relevant year of allocation (Rules)
- Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions); and
- The Qantas Deferred Share Plan Trust Deed (Trust Deed);

No offers will be made under the terms of the 2004 Performance Share Plan Rules after 30 June 2005.

Performance Cash Plan

The Performance Cash Plan is designed to reward executives when key performance measures are achieved over the 12-month business cycle. The target reward is a percentage of FAR dependent on each individual's level of responsibility and is confirmed to executives in writing separately.

Company performance against the Earnings Before Depreciation Rentals Interest and Tax (EBDRIT) target determines the amount (if any) of the pool of money available for payment.

Where the Board approves a pool (if any) for the Cash Plan, the performance of individuals is measured against specific key performance indicators (KPIs). An executive's contribution relative to other executives (Individual Performance Factor) is also taken into account. This results in a differentiated distribution of the incentive pool between executives based on individual performance.

The actual incentive earned for each executive is based on a combination of Qantas' results and individual performance and may be greater than, or less than, the target amount. Any cash will be paid through the payroll system and taxed the same as salary. Executives have the option of salary sacrificing this cash incentive to superannuation. Forms will be available to executives to enable this election.

Performance Equity Plan

The Performance Equity Plan comprises two elements:

1) Performance Share Plan (medium term); and
2) Performance Rights Plan (long-term).

Both elements are designed to strengthen the alignment of the interests of the Executives with shareholders. If you are a participant in the Performance Rights Plan an addendum to this guide will be made available.

Performance Share Plan

The medium-term incentive component is delivered via deferred shares (Shares) under the Terms and Conditions and the Rules subject to satisfactory results on a Balanced Scorecard basis. The target reward is a percentage of FAR dependent on each individual's level of responsibility and is communicated to executives separately.

Where the Board approves an award (if any) under the Share Plan, the actual incentive awarded to an individual is based on a combination of the Board's assessment of Qantas' results and on an executive's contribution relative to others (Individual Performance Factor). Therefore the actual incentive awarded to an individual may be greater or less than the target reward. The number of shares allocated is calculated by dividing the actual incentive awarded by the average share price over the last 5 days trading on the day of allocation. Shares are awarded under the 2004 Rules at no cost to the executive.

The Board approves the balanced scorecard targets at the beginning of the financial year with a focus on business improvement and challenge. The Board has the discretion to adjust reward outcomes based on performance if it feels appropriate. For example, to recognise extraordinary effort in delivering the performance level achieved or as a way of providing specific retention allocations of shares.

Shares will be purchased on-market at the prevailing market price and will be held on behalf of each executive by the Qantas Deferred Share Plan Trustee (Trustee) until the expiry of a specified holding lock period (being ten years). During this period, the executive is the beneficial owner of the shares.

The Holding Lock

A holding lock is a common feature of most employee share plans. The holding lock expires ten years after the date of allocation.

During the holding lock period, shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the shares whilst they remain subject to a holding lock.

Request for Holding Lock Lift

Executives can "call" for the holding lock to be lifted on the shares prior to the expiration of the holding lock by submitting a Request to Remove Holding Lock Form to the Company Secretary. Whilst these requests can be submitted at any time, the holding lock may be lifted at the discretion of the Board but cannot be removed:

- before 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

Upon call or the expiry of the relevant holding lock, shares will be transferred from the Trustee and registered in the relevant executive's name.

Dividends

As a registered holder of the shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to executives as the beneficial holders of the shares.

Leaving the Qantas Group

Generally, any Shares which remain subject to the holding lock will be forfeited if the relevant executive ceases employment with the Qantas Group. Shares will also be forfeited if the executive commits an act of gross misconduct in relation to the Qantas Group. Specific information is contained in the Rules.

Taxation Implications

It is envisaged that executives will be subject to income tax at the time the holding lock is lifted on their shares under the Employee Share Scheme provisions of the Tax law. Alternatively, executives can choose to be taxed at grant (ie. in the current tax year) by submitting a Section 139E election. This election would apply to all employee shares and rights acquired under any employee share or rights plan this tax year. Should executives wish to elect to be taxed at grant, the taxable value of these shares is quoted on any Holding Statement issued.

Regardless of whether executives defer tax or make an election, there may also be Capital Gains Tax implications depending on when the shares are ultimately sold.

Qantas is unable to provide individuals with taxation advice and executives should therefore seek independent professional taxation advice relevant to their own circumstances. Qantas is however seeking a Class Ruling from the Australian Taxation Office on behalf of all executives, which will detail the tax implications of participation in the Performance Equity Plan. A copy of the Class Ruling will be made available when provided by the Australian Taxation Office. This can be used when obtaining independent taxation advice.

The Question and Answer section provides more details about the Performance Plan.

You should seek independent professional advice in relation to the tax treatment of your specific participation in any aspect of the Performance Plan.

The Performance Plan and Performance Planning & Review (PP&R)

The Planning Stage

August	Board sets Targets	Board determines financial target for Cash Plan and Balanced Scorecard Targets for Share Plan for the year ahead.
August or at time of appointment	Target Reward communicated	You will be advised of your target Cash Plan and Share Plan opportunity in writing. This is represented as a percent of your FAR.
September	KPIs determined	You will need to agree with your Manager which KPIs (aligned with the Segment Scorecard) you will be evaluated against for the year. Each KPI should be weighted. The weighting should reflect the contribution of that KPI to your overall performance and its importance to the success of your segment. These results should be submitted on-line via the PP&R form on Lotus Notes and a copy should be retained for your records.
April	Eligibility determined	You must be employed by the Qantas Group as an executive by the end of April to be eligible to participate in the Performance Plan for the current year.
June	Salary sacrifice elections due.	Elections must be made if you would like your potential cash reward (if any) to be sacrificed to your superannuation account. The deadline for this is the last business day in June.

The Performance Plan and Performance Planning & Review (PP&R)

The Review Stage

June	Complete self-assessment	You are required to complete a self-assessment via the PP&R form accessible via Lotus Notes before discussing your past year performance with your Manager.
	Discuss Performance	The discussion with your Manager will focus on determining your achievement against the KPIs set at the beginning of the year and reviewing development needs.
	Achievement against KPIs is determined	The overall percentage achieved (ie 0% - 100%) represents the weighted outcome at the end of the year against KPIs and contributes to the Performance Cash Plan payment (if any). The overall rating (ie 1 – 5) is based on achievement against KPIs as well as considering additional achievements. If you commenced a new role within the year, you will be required to complete a separate PP&R form for each position. It is your responsibility that this is done. These results should be submitted on-line via the PP&R form on Lotus Notes and a copy should be retained for your records along with any other supporting materials. They may be required as part of a Quality Control Program on KPI Assessments that may be conducted on completed PP&R forms.

The Finalisation Stage

August/ September	Qantas results announced	Financial results finalised and publicly announced. Performance Cash Plan pool (if any) and the Performance Share Plan pool (if any) may be determined by the Board having regard to achievement against the relevant targets and other factors at the Board's discretion.
	Individual Performance Factor applied	An individual performance factor will be applied by Segment Heads to your reward (if any) that may leverage values up or down under the Cash Plan and the Share Plan.
	Performance Plan rewards (if any) made	You will be awarded your cash payment (if any) and shares (if any) will be allocated to you and held by the Trustee on your behalf. If you have not been an eligible employee with the Qantas Group for the entire year or if you have been part-time during the year your award will be pro-rated. The Plan requires you to be employed by the Qantas Group and remain an eligible participant at the time any cash or share allocations are made.

The Performance Plan and Performance Planning & Review (PP&R)

The Finalisation Stage continued....

Shares available at the earlier of A or B:

A — OR — **B**

A:

You must submit a Request to Remove Holding Lock (a standard form) to the Company Secretary. The Board may exercise their discretion in respect of your request, which may not unreasonably be withheld.

Approval may be granted to lift the Holding Lock after 1 July in the year following date of allocation for up to one-half of the Shares and after 1 July in the second year following the date of allocation in respect of the remainder of the Shares.

If your request is approved, Shares will be transferred from the Trustee and registered in your name.

B:

After ten years from the date of allocation the Holding Lock will expire. Shares will be transferred from the Trustee and registered in your name.

Example : Share availability for August 2004 share allocation

An executive may request that the Board exercise their discretion to remove the holding lock prior to August 2014, provided that the holding lock is not removed before:-

- 1 July 2005 - in respect of up to one - half of the shares;
- 1 July 2006 - in respect of up to the remainder of the shares.

The Request to Remove Holding Lock Form can be submitted to Company Secretary at any time, however lock lifts will be subject to the above constraints. Please refer to the 2004 Rules for more information and examples.

Executive Performance Plan 2004/2005

Qantas is undergoing a ten-year investment program in fleet, product and people which over the past four years has doubled its asset base. Given this capital intensity, the challenge for Qantas is to achieve an acceptable return on its cost of capital. The Performance Plan for 2004/2005 is important in supporting our performance objectives.

Your Participation

Your participation in the Performance Plan for 2004/2005 in terms of percentage of FAR, depends on your level of responsibility and is confirmed in writing separately.

The key corporate goals for the Performance Plan for 2004/2005 are:

Performance Cash Plan 2004/2005

ROTGA - Return on Total Gross Assets (EXCO)
EBDRIT – Earnings Before Depreciation, Rentals, Interest and Tax (Others)

Performance Share Plan 2004/2005

The 2005 Balanced Scorecard relates to:

- labour unit cost per Available Seat Kilometres (ASK);
- network punctuality;
- customer satisfaction; and
- employee injury rates.

Performance Plan - Questions and Answers

Who has the final say as to how much the Performance Plan delivers to me?

The Board and CEO have absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan.

What is a Share?

A Share represents part-ownership in a company. Ordinary shares are traded on the Australian Stock Exchange. They entitle the shareholder to vote at general meetings (one vote per share owned) and receive any dividends that are declared.

What is a Right?

A Right is an entitlement to receive an ordinary share at a future (specified) date in time, providing certain performance hurdles are met.

Who owns the shares under the Performance Share Plan?

The Shares will be held on behalf of each executive by the Qantas Deferred Share Plan Trustee until the expiration of the Holding Lock Period.

The Trustee is the legal owner. The executive has the beneficial ownership.

What is a "Holding Lock Period"?

During the Holding Lock period, Shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the Shares whilst they remain subject to a Holding Lock.

How long is the Holding Lock Period for?

Unless the Board otherwise determines, shares will be subject to a Holding Lock Period until the tenth anniversary of the date of allocation.

For Shares allocated in August 2004, an executive may request at any time that the Board exercise its discretion to remove the Holding Lock before August 2014, provided the Holding Lock is not removed before:

- 1 July 2005 – in respect of up to one-half of the Shares; and
- 1 July 2006 – in respect of up to one-half of the Shares.

How do I request the Holding Lock to be lifted?

An executive makes their request by completing a Request to Remove Holding Lock Form and returning it to the Company Secretary (SYDQCA/9) or fax x23339. A Request to Remove Holding Lock Form may have been provided to you along with the Plan Rules at the time you received this Booklet. Further request forms can be obtained from Qantas PeopleConnect on x86111.

What happens when the holding lock lifts?

When the holding lock lifts, shares will be transferred from the Trustee and registered in your name.

The Qantas Share Registry will send you an updated Holding Statement soon after the Holding Lock lifting. The updated Holding Statement will contain all information relevant at that time - this will include any financial information you may need to complete your taxation records.

How do I keep track of my shareholding?

The Qantas Share Registry can assist you with all shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

Alternatively, shareholders can view their shareholding on the Qantas Website, www.qantas.com. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

Performance Plan - Questions and Answers

What if I leave Qantas?

You must be employed by the Qantas Group to receive an award under the Performance Plan at payment date.

Generally, any Shares awarded to you under the Performance Share Plan which remain subject to a holding lock will be forfeited if you cease employment with the Qantas Group. Specific information is contained in the Rules.

For Shares allocated in August 2004:

If you are employed by the Qantas Group after 30 June 2005 (but not as at 30 June 2006) and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect of one-half of the shares you acquire.

If you are employed by the Qantas Group after 30 June 2006 and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect to all the shares you acquire.

What if I'm made redundant?

The above answer and examples are applicable if you are made redundant.

What if I'm a "Special Circumstance"?

For the purposes of the Performance Plan, Special Circumstances include:

- Total and Permanent Disablement;
- death;
- retirement; or
- such other circumstance that the Board may at any time determine.

If your employment ceases due to a Special Circumstance arising, generally the Holding Lock will be lifted either:

- the day after the Special Circumstance occurs; or
- the day the Board determines that a Special Circumstance exists.

If you are a Special Circumstance, you will have specific correspondence with the Remuneration & Programs team.

What determines Retirement?

Discrimination legislation prevents the possibility of defining retirement in terms of an arbitrary attainment of age. Typically you and Qantas are clear if your termination is a retirement rather than some other form of termination and this will be discussed with the Remuneration & Programs team on a case by case basis.

What if I move positions within Qantas?

Generally, while you are employed by Qantas, any Shares will continue to remain subject to the Holding Lock unless you submit (and Qantas processes) a Request to Remove Holding Lock or the expiry of ten years. This remains the case even if you move positions within Qantas.

You must remember however that Shares will be forfeited if you commit an act of gross misconduct in relation to the Qantas Group.

What is a Section 139E Election?

A Section 139E election is used if you choose to be taxed up front (ie. in the current tax year). The election applies to all employee shares and rights that you acquire under any employee share or rights plan this tax year. Should you make a Section 139E election to be taxed up front (ie at grant), the taxable value of the shares and rights will be quoted on your Holding Statement.

The election must be in writing but is not required to be lodged with the ATO – rather it must be retained with your tax records.

For Shares allocated in August 2004, the relevant tax year is 2004/05.

Where you do not make an election you will be subject to income tax at the time the holding lock is lifted on your shares.

Performance Plan - Questions and Answers

What is a Dividend?

A dividend is a distribution of a company's profit to its shareholders. A dividend is usually expressed as a number of cents per share owned.

Will I receive Dividends?

As the registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the shares. You may receive a distribution from the Trustee in the form of a cheque.

No dividend will be paid to the Trustee in respect of the 2004 Final Dividend.

Can I participate in the Qantas Dividend Reinvestment Plan in relation to my Performance Plan Shares?

No. The Trust Deed entitles you to receive a cash dividend if the Trustee resolves to distribute any dividends it receives to you as the beneficial holder of the shares.

What is the Acquisition Price?

The number of Shares allocated is calculated by dividing the cash value of the actual incentive awarded by the average share price over the last 5 days trading on the day of allocation.

What is the Qantas Share Price?

The Qantas share price at close of trading on 13 December 2004 was $3.65.

The current price of Qantas shares as traded on the ASX at any point in time, is available under the Shareholder Information section of the Qantas Website, www.qantas.com.

How can I update my details with the Qantas Share Registry?

You can call the Qantas Share Registry to update you details. Alternatively, you can update your personal details under the Shareholder Information section of the Qantas Website.

When can I sell my shares?

Shares cannot be sold or otherwise dealt with until the expiry of the Holding Lock Period. Once the Holding Lock lifts, shares are transferred from the Trustee and registered in your name. You are then free to deal with your shares as you wish - this includes selling.

Disposal of any Qantas shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

When should I sell my shares?

Qantas can not advise you of this decision. In fact, only certain licensed persons can advise you this kind of decision. Acquiring and disposing of shares is your personal decision.

Do I need to sell my shares if I leave Qantas?

No. There is no requirement to sell any shares registered in your name just because you are leaving Qantas.

Where can I find more information?

You should read this General Information Booklet fully and the Plan Documentation listed at the start of the Booklet.

You should seek independent professional advice in relation to your participation in the Performance Plan, including taxation advice.

Qantas Peopleconnect can assist with any general questions in relation to the Performance Plan.

Important Information

Under all of the incentive plans operating within Qantas, the Chief Executive Officer may recommend changes to the Board, which has discretion to amend the operation of a plan as appropriate. Any such changes would be disclosed in the relevant Annual Report.

Therefore, regardless of whether targets are achieved, the Board and the CEO retain absolute discretion, including to determine whether any payments and/or rewards are to be made under the Performance Plan.

Participation in any year in any element of the Qantas Performance Plan:

- does not confer on an executive the right to receive any Cash, be allocated Shares or be granted Rights;
- does not confer on a executive the right to participate in any other bonus plan or incentive plan;
- does not affect any rights which the Qantas Group may have to terminate the employment of any executive;
- does not confer on any executive the right to increase damages in any action brought against the Qantas Group in respect of any termination of employment with the Qantas Group; and
- does not confer on any executive the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared) before a Right is converted and Share delivered.

Executives will cease to participate in the Performance Plan and will not be entitled to any benefits if they are guilty of gross misconduct in relation to the Qantas Group.

Executives acknowledge that they are aware of the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct.

Capitalised terms in this General Information Booklet have the same meaning as in the Qantas Deferred Share Plan Terms & Conditions and the Trust Deed of the Qantas Deferred Share Plan Trust. Copies of these documents may have been dispatched at the same time as this Booklet. Additional copies can be obtained from Qantas PeopleConnect on x86111. In the event of any inconsistency with this Booklet, the Plan Documentation outlined at the beginning of this Booklet overrides this Booklet.

This General Information Booklet is provided as information only and does not constitute specific advice to executives. Executives must seek independent professional advice in relation to their participation in the Performance Plan, including taxation advice.

All Qantas incentive plan documentation is confidential and the property of Qantas and must not be distributed externally, except for the purpose of seeking independent professional advice.

Share Plan Documentation

Executives should read the information on this website in conjunction with "Plan Documentation" which for the Share Plan comprises the following:

- Qantas Deferred Share Plan, Performance Share Plan Rules for the relevant year of allocation (Rules);

2005:

2005 Performance Share Plan Rules (14.9.05).pdf

2004:

Performance Shares Plan Rules 2004 FINAL.pdf

- Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions);

Qantas Deferred Share Plan Terms and Conditions.pdf
and

- Qantas Deferred Share Plan Trust Deed (Trust Deed).

Qantas Deferred Share Plan Trust Deed.pdf

The ATO Class Ruling (CR 2005/100) for the 2004 Performance Share Plan can be obtained via the ATO website. Copies of the class Ruling can be used when obtaining independent tax advice.

Please refer to the Important Information.

Last updated: 22/11/2005

Rights Plan Documentation

Executives should read information on this website in conjunction with "Plan Documentation" which for the Rights Plan comprises the following:

- Performance Rights Plan Rules for the relevant year of allocation (Rules); and

  2004_05 Plan Rules: Performance Rights Plan Rules 04.05 FINAL.pdf (for rights granted in 2004 or early in 2005)

  2005 Plan Rules: 2005 Performance Rights Plan Rules (14.9.05).pdf (for rights granted on or after 17 August 2005)
- Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions)

The Terms and Conditions are located on the Share Plan documentation page of this website.

Legacy Plans:

Some Executives participated in previous Long Term Incentive Plans which are governed by their own documentation (see below). You can get a full summary of your holdings via the Share Registry Website

Copies of Legacy Plan Documentation are available on this website

Please refer to the Important Information.

Last updated: 22/11/2005

Plan Documentation for Legacy Long Term Incentive Plans

Legacy Plans:

Some Executives participated in previous Long Term Incentive Plans which are governed by their own documentation (see below). You can get a full summary of your holdings via the Share Registry Website

Qantas Long-Term Executive Incentive Plan (QLTEIP) - 1999 Award

Plan Rules: Qantas Long-Term Executive Plan Rules for the 1999.2000 Award.pdf

Plan Terms & Conditions: Qantas Long-Term Executive Incentive Plan.pdf

Any executive wishing to convert entitlements must submit a Conversion Notice: QLTEIP Notice of Conversion1999.00 - Final.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2004 (the final test for vest) 88.75% of entitlements were vested

1999 QLTEIP entitlements:
have a strike price of $4.99
expire on 17 November 2007.

Qantas Long-Term Executive Incentive Plan (QLTEIP) - 2000 Award & 2000 Supplementary Award

Plan Rules: Qantas Long-Term Executive Incentive Plan Rules for the 2000.2001 Award.pdf

Plan Terms & Conditions: as for 1999 Award above

Any Executive wishing to convert entitlements must submit a Conversion Notice: QLTEIP Notice of Conversion2000.01.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2005 (the final test for vest) 83.67% of entitlements were vested.

2000 QLTEIP entitlements:
have a strike price of $3.44
expire on 24 November 2008

2001 Qantas Long Term Executive Incentive Plan (QLTEIP)

Plan Rules & Plan Terms & Conditions: as for 1999 Award above

Any Executive wishing to convert entitlements must submit a Conversion Notice: QLTEIP Notice of Conversion - special award.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2005 (the final test for vest) 83.67% of entitlements were vested.

2001 QLTEIP entitlements:
have a strike price of $3.62
expire on 20 February 2009

2003 Deferred Share Plan - Qantas Senior Manager Long-Term Incentive Plan

Plan Rules DSPLTI.pdf
The Terms and Conditions and the Trust Deed are located in the Share Plan documentation site

The ATO Class Ruling (CR 2005/97) for the DSP LTI can be obtained via the ATO website

2003/2004 Performance Rights Plan

Plan Rules DSP - FINAL 03.04 Performance Rights (DSP).pdf
The Terms and Conditions and the Trust Deed are located in the Share Plan documentation site

The ATO Class Ruling (CR 2005/99) for the 2003/2004 Performance Rights Plan can be obtained via the ATO website

Please refer to the Important Information.

Last updated: 22/11/2005

Questions & Answers

Site Map

The questions and answers have been grouped as follows for ease of reference - click here if you would prefer to just get the full list

- Questions relating to eligibility for the Performance Plan
- Questions relating to Leaving Qantas
- Questions relating to KPIs
- Questions relating to the Operation of the Share Plan
- Questions relating to the Holding Lock
- Questions relating to dividends and shareholders rights
- Questions relating to other employee equity programs
- Glossary of terms used in equity plans
- How will I be taxed?

Also, if you need the following forms:

- Salary Sacrifice election for Performance Cash Plan
- s.139 election (to be taxed up front) for Performance Equity Plans

The Request to Remove Holding Lock (forms) are contained in the Rules which are available via the documentation links below.

Qantas has obtained Class Rulings from the Australian Tax Office on behalf of all Executives, which details the tax implications of participation in the Performance Equity Plan. Pdf versions of the Class Rulings can be downloaded from the ATO website. Links to the Class Rulings are provided within the relevant plan documentation.

Additional copies of plan documentation are available via the following links:

- Cash Plan documentation
- Share Plan documentation
- Rights Plan documentation
- Legacy long term incentive equity program documentation

Forms for requesting removal of holding locks form part of the relevant Plan rules available via the above links

Who do I contact if I have more questions?

Please refer to the Important Information.

Last updated: 22/11/2005

Full Set of Questions and Answers

Eligibility

1. Who determines how much the Performance Plan delivers to me?

The Board and the Chief Executive Officer have absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan.

2. Who can participate in the Executive Performance Plan?

Generally, all Executives may participate in the Executive Performance Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of allocation under the Plan.

The Executive Performance Plan is designed for Qantas Executives who are Australian resident taxpayers. Participation is by invitation only. Generally, non-Australian tax resident Executives may not participate in the equity elements of the Executive Performance Plan. Some non-Executives may be invited to participate in the Executive Performance Plan. The Board and the CEO determines who may participate in equity plans. Participation is not automatic and participation in one year does not confer any right to participate in the Executive Performance Plan in subsequent years.

3. Who can participate in the Performance Cash Plan (PCP)?

Generally, all Executives may participate in the Performance Cash Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of payment under the Plan.

Participation is by invitation only. Some non-Executives may be invited to participate in the Performance Cash Plan. Participation is not automatic and participation in one year does not confer any right to participate in the Performance Cash Plan in subsequent years.

4. Who can participate in the Performance Share Plan (PSP)?

Generally, all Executives may participate in the Performance Share Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of allocation under the Plan.

The Board determines which employees and Executives of the Qantas Group are eligible to participate in the Qantas Performance Share Plan. Generally Executives are notified in August of their participation following a decision by the Chief Executive Officer (to whom the Board delegated authority to make this decision). A holding statement is sent in September. Formal Plan documentation is available on this website.

Participation is not automatic and participation in one year does not confer any right to participate in the Performance Share Plan in subsequent years.

5. Who can participate in the Performance Rights Plan (PRP)?

The Performance Rights Plan is designed for Qantas Executives who are Australian taxpayers. Participation is by invitation only. Generally, overseas resident Executives may not participate in the equity elements of the Executive Performance Plan.

The Performance Rights Plan is specifically targeted to senior management and others identified as high potential developing Executives.

Participation is not automatic and participation in one year does not confer any right to participate in the Performance Share Plan in subsequent years.

6. What is the basis for selection in the Performance Rights Plan?

You will need to discuss this with your Manager or Head of People.

7. What happens if I work part-time, or if I have worked only a part of the year?

The Performance Cash Plan amount will be pro-rated if you work part-time or if you have not been eligible to participate for the entire Plan year. The payment will be pro-rated based on the time you worked in an eligible position or the percentage of the week worked, if part-time.

Similarly, any award under the Performance Share Plan may be pro rated if you are part-time, or if you have not been in an eligible position for the entire year.

If you were not in an eligible position as at 30 April you will not be eligible to participate until any future awards under the Executive Performance Plan are determined. There may not necessarily be an annual award under the Executive Performance Plan. An award in one year does not confer any right to any Qantas employee to receive an award under the Executive Performance Plan in subsequent years.

8. What if I move positions within Qantas? What if I am not in an eligible position at the time of payment?

Generally, while you are employed by Qantas, any Shares will continue to remain subject to the Holding Lock unless you submit (and Qantas processes) a Request to Remove Holding Lock or on the expiry of ten years. This remains the case even if you move positions within Qantas.

However, if you move positions within Qantas you may no longer be eligible to participate in future awards under the Executive Performance Plan.

You must remember, however, that Shares will be forfeited if you commit an act of gross misconduct in relation to the Qantas Group.

Cessation of employment

9. What if I leave Qantas?

You must be employed by the Qantas Group to receive an award under the Performance Plan at payment date.

Generally, any Shares awarded to you under the Performance Share Plan which remain subject to a holding lock will be forfeited if you cease employment with the Qantas Group. Specific information is contained in the Rules.

For Shares allocated in August 2004:

If you are employed by the Qantas Group after 30 June 2005 (but not as at 30 June 2006) and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect of one-half of the shares you acquire.

If you are employed by the Qantas Group after 30 June 2006 and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect to all the shares you acquire.

A similar pattern applies to the 2005 Shares, and is detailed on the final page of the Rules.

10. Where can I get another copy of the Executive Performance Plan General Information Booklet?

The information contained in the 2004 Executive Performance Plan General Information Booklet is available on the Intranet. Alternatively, PeopleConnect can send you a replacement copy of the 2004 Executive Performance Plan General Information Booklet.

11. Where can I get another copy of the Executive Performance Plan documentation?

The information is available on this website. Alternatively, PeopleConnect can send you a replacement copy of the 2004 Executive Performance Plan General Information Booklet.

Replacement Holding Statements can be obtained from the Share Registry. Alternatively, Shareholders can view their Shareholding on the Qantas Website, www.qantas.com. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

12. What happens if I am made redundant?

You must be employed by the Qantas Group to receive an award under the Performance Plan at payment date.

Generally, any Shares awarded to you under the Performance Share Plan which remain subject to a holding lock will be forfeited if you cease employment with the Qantas Group. Specific information is contained in the Rules.

For Shares allocated in August 2004:

If you are employed by the Qantas Group after 30 June 2005 (but not as at 30 June 2006) and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect of one-half of the shares you acquire.

If you are employed by the Qantas Group after 30 June 2006 and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect to all the shares you acquire.

A similar pattern applies to the 2005 Shares, and is detailed on the final page of the Rules.

13. What happens if I am a "Special Circumstance"?

For the purposes of the Performance Plan, Special Circumstances include:

- Total and Permanent Disablement;
- death;
- retirement; or
- such other circumstance that the Board may at any time determine.

If your employment ceases due to a Special Circumstance arising, generally the Holding Lock will be lifted either:

- the day after the Special Circumstance occurs; or
- the day the Board determines that a Special Circumstance exists.

If you are a Special Circumstance, you will have specific correspondence with the Remuneration & Programs team.

14. What determines Retirement?

Discrimination legislation prevents the possibility of defining retirement in terms of an arbitrary attainment of age. Typically you and Qantas are clear if your termination is a retirement rather than some other form of termination and this will be discussed with the Remuneration & Programs team on a case by case basis.

15. Do I need to sell my Shares if I leave Qantas?

No, there is no requirement that you have to sell any Shares registered in your name just because you are leaving Qantas.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

If you leave, you will need to complete any Request to Remove Holding Lock Form prior to cessation of employment with the Qantas Group.

16. Do I need to sign anything if my Shares are forfeited?

No, you do not need to sign anything if your Shares are forfeited. If your Shares are forfeited, the Share Registry will issue you with a revised Holding Statement detailing the change.

17. What paperwork do I need to complete if I leave Qantas?

If you are contemplating leaving Qantas, your Request to Remove Holding Lock Form should be submitted before you cease employment. Generally, any Shares still subject to Holding Lock are forfeited on termination of employment.

KPIs

18. What is a KPI?

Key Performance Indicators (or KPIs) are the goals that track and measure your performance each year. You should discuss these with your reviewer soon after you join Qantas and at the start of each financial year.

19. Where can I get more information about KPIs?

You can get more information about KPIs and the performance management process from the Intranet.

http://qfintranet.qantas.com.au/hr/performancemanagement/index.html

20. How are my KPIs set?

Your KPIs are agreed between you and your reviewer.

21. When are my KPIs reviewed?

KPIs are reviewed at year end, at a time mutually convenient for yourself and your reviewer. Typically this will be in June or July.

22. What is the individual performance factor?

Performance of Executives against their specific annual goals and the relative contribution of those Executives is assessed via the annual Performance Planning & Review (PP&R) process. This enables distribution of the Performance Cash Plan and Performance Share Plan pools, differentiated according to individual performance.

In determining your overall Executive Performance Plan allocation or payment, you will receive an "individual performance factor". For

Executives whose performance is rated as satisfactory, this will largely be in the range of 80% - 120% and this factor is used to leverage your Performance Cash Plan payment and Performance Share Plan allocation recommendation up or down.

Executives whose performance is less than satisfactory may receive an "individual performance factor" of less than 80%. This factor allows your Reviewing Manager or Divisional Head to recognise the broader contribution of your performance in relation to the leadership and overall profitability of Qantas. The EGM People will apply this same principle in recommending final Performance Cash Plan payments and Performance Share Plan allocations to the Board and/or Chief Executive Officer for approval.

23. What KPIs might be included in "Customer", "Operational", "Financial" and "Safety and People"?

Your KPIs should be reflective of the Balanced Scorecard set for your own Manager, your own Division and your own Segment.

24. What happens if Qantas does not meet its financial target for the Performance Cash Plan?

Awards under the Performance Cash Plan are at the absolute discretion of the Board and/or the Chief Executive Officer.

Qantas' performance against its targets provides a baseline for reward under the Executive Performance Plan. If Qantas does not meet its financial targets, in their absolute discretion the Board and/or the Chief Executive Officer may choose to make an award/payment (at or below target) if circumstances warrant. Equally, in their absolute discretion, the Board and/or the Chief Executive Officer may determine that Qantas will make **no** rewards and/or payments under the Performance Cash Plan regardless of whether targets are achieved.

If the Board does not approve a pool for payment, no payments will be made under the Performance Cash Plan. This decision is made independently for each of the Performance Cash Plan and Performance Share Plans, so it is feasible for there to be a cash payment with no share allocations or vice versa depending on the circumstances.

25. What happens if Qantas does not achieve the Balanced Scorecard targets for the Performance Share Plan?

Awards under the Performance Share Plan are at the absolute discretion of the Board and/or the Chief Executive Officer.

Qantas' performance against its targets provides a baseline for reward under the Executive Performance Plan. If Qantas does not meet its financial targets, in their absolute discretion the Board and/or the Chief Executive Officer may choose to make an award/payment (at or below target) if circumstances warrant. Equally, in their absolute discretion, the Board and/or the Chief Executive Officer may determine that Qantas will make **no** rewards and/or payments under the Performance Share Plan regardless of whether targets are achieved.

If the Board does not approve a pool of shares for allocation, no allocations will be made under the Performance Share Plan. This decision is made independently for each of the Performance Cash Plan and Performance Share Plans, so it is feasible for there to be a cash payment with no share allocations or vice versa depending on the circumstances.

26. Why are all Executives subject to a safety KPI?

Occupational Health and Safety improvement is an important strategic objective for all the Qantas Group, which is endorsed and sponsored by the Board. Its importance is reflected by its inclusion as a significant component in the Executive Performance Plan targets.

All Executives are expected to play their part in Qantas achieving its safety objectives, even where the Executive does not have direct responsibility for an operational area.

This is seen as a "team initiative" under which all Executives will support achievement of the Qantas Group's safety objective.

27. What happens if I don't meet my KPI target?

You would ordinarily need to achieve a minimum of 90% of any particular KPI in order to receive any reward or payment under the Executive Performance Plan. Achievement at a lower level of a KPI may be considered on a case-by-case basis when the target was clearly a stretch target. Achievement of 50% overall for all goals would represent the minimum satisfactory level of performance to generate any reward under the Executive Performance Plan. Higher levels of achievement would be reflected by a higher percentage achieved.

Regardless of any KPI achieved, awards under the Executive Performance Plan are at the absolute discretion of the Board and/or Chief Executive Officer.

Operation

28. When will I get my Shares?

Shares (if any) are granted following the Board review of the performance of Qantas against a number of key measures (the Balanced Scorecard contains measures relating to Customer, Operational, Financial and Safety and People). If the Board determines that the Balanced Scorecard target has been met, the Board may in its discretion resolve to allocate shares to Executives. Generally, the Board reviews Qantas' performance against the Balanced Scorecard in August.

The Shares (if any) will be allocated to you on the allocation date and will be held in Trust on your behalf until the Holding Lock is removed or you call for the Holding Lock to be removed.

Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. Subject to the Inside Information provisions of the Corporations Act, you are then free to deal with your Shares as you wish – this includes selling, transferring your Shares, as well as granting security over your Shares.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

29. How many Shares will I get?

A different number of shares will be allocated under each Performance Share Plan award.

Share allocations are at the absolute discretion of the Board. If the Board determines that an allocation is to be made, the value of your Shares (or the "cash value of the Incentive awarded" in the quote from the Rules below) is determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Achievement Factor x Individual Contribution Factor.

The number of Shares you were allocated is governed by the relevant Performance Share Plan Rules.

Rule 2.4 of the 2005 Rules says, "Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average price of Qantas Shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole Share."

The Volume Weighted Average Price (VWAP) is reflected on your Holding Statement.

30. When can I sell the Shares?

Shares cannot be sold or otherwise dealt with until the expiry of the Holding Lock Period. Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. You are then free to deal with your Shares as you wish. This includes selling, transferring your Shares, as well as granting security over your Shares.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

31. When should I sell my Shares?

Qantas cannot advise you of this decision. In fact, only certain licensed persons can advise you regarding this kind of decision. Acquiring and disposing of Shares is your personal decision.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

32. Do I have to sell my Shares?

No. There is no requirement to sell any Shares registered in your name for any reason.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

33. Where can I get a copy of the Qantas Employee Share Trading Policy (Insider Trading) and the Qantas Code of Conduct?

A copy of the Code of Conduct can be found within Volume 1 of the Qantas Policy Manual which is available on the Intranet.

Click here for Qantas Code of Conduct.

You must click on the arrow on the left side of the page next to Section 1 - Corporate Governance and then double click on the Code of Conduct.

You may also find a copy of the Code of Conduct on the Qantas website (www.qantas.com) under Corporate Governance.

34. Can I salary sacrifice my FAR into Shares?

No, there is currently no facility to salary sacrifice your FAR into Shares.

There is a facility to salary sacrifice part or your entire Performance Cash Plan into superannuation however this is outside the ambit of the Executive Performance Plan. PeopleConnect can provide the relevant form in soft copy. The election must be made prior to 30 June in the year in which you wish to make the election.

35. Can the Shares be registered in someone else's name?

No.

See Clause 4.3 of the Qantas Deferred Share Plan Terms & Conditions.

36. Can I use my Shares as security?

No. In accordance with clauses 4.3 and 4.4 of the Qantas Deferred Share Plan Terms & Conditions, Shares cannot be used as security until the expiry of the Holding Lock Period. Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. You are then free to deal with your Shares as you wish – this includes as security.

Disposal or otherwise dealing of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) including in the Qantas Code of Conduct.

37. What is the Plan Documentation?

Performance Cash Plan Documentation comprises of the Executive Performance Plan General Information Booklet.

Performance Share Plan Documentation comprises of:
- Performance Share Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Qantas Deferred Share Plan Trust Deed.

Performance Rights Plan Documentation comprises of:
- Performance Rights Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Executive Performance Plan General Information Booklet (including the Performance Rights Plan General Information loose leaf page).

This documentation is available on the Executive Remuneration Intranet site, or on request from PeopleConnect. Equity Plan documentation is also available via the Qantas Share Registry.

38. Do the Shares automatically unlock after the one and two years?

No, the Shares will only automatically unlock after the 10-year Holding Lock expires. If you wish for the Holding Lock to be removed before this time, you must complete a Request to Remove Holding Lock Form and return it to the Company Secretary (SYDQCA/9) or fax x23339.

However, for Shares allocated since 2004, the Holding Lock may only be removed after:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

39. Why am I getting these Shares?

Shares may be awarded under the Performance Share Plan, which is one element of the Executive Performance Plan.

At the August Board Meeting, the Board sets a "Balanced Scorecard" for the financial year. The Balanced Scorecard contained measures relating to Customer, Operational, Financial and Safety and People performance.

The Board tests Qantas' performance against the Balanced Scorecard at its subsequent August Meeting. Shares may be allocated following the Board's approval of Qantas' performance against the Balanced Scorecard and taking into consideration your "individual performance factor" as determined with your Manager.

40. Why did I get this number of Shares allocated to me?

At the August Board Meeting, the Board sets a "Balanced Scorecard" for the financial year. The Balanced Scorecard contained measures relating to Customer, Operational, Financial and Safety and People performance.

The Board tests Qantas' performance against the Balanced Scorecard at its subsequent August Meeting. Shares may be allocated following the Board's approval of Qantas' performance against the Balanced Scorecard and taking into consideration your "individual performance factor" as determined with your Manager.

The value of your Shares (or the "cash value of the Incentive awarded" in the quote from the Rules below) was determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Achievement Factor x Individual Contribution Factor.

The number of Shares allocated is governed by the relevant Performance Share Plan Rules.

Rule 2.4 of the 2005 Rules says, "Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average

price of Qantas Shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole Share."

The Volume Weighted Average Price (VWAP) is reflected on your Holding Statement.

41. What percentage of my FAR will I receive as Shares?

The percentage of your FAR that you receive depends on your role and responsibilities within the Qantas Group. For the 2004/05 Plan these were outlined to you in a separate letter that you should have received from your EGM in August, or more recently from Shared Services if you joined after 1 May 2004. If you do not have a copy of this letter, or if you would like another copy, your Manager can give you this information.

42. Who owns the Shares under the Performance Share Plan?

The Shares will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiration of the Holding Lock Period.

The Trustee is the legal owner. The Executive has the beneficial ownership.

Holding Lock

43. What is a Holding Lock Period?

During the Holding Lock period, Shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the Shares whilst they remain subject to a Holding Lock.

44. Why is there a Holding Lock period?

One of the aims of the Executive Performance Plan was to align the interests of the Executive with the interests of Shareholders, whilst also providing an element of Executive retention (ie. a disincentive for Executives to cease employment with the Qantas Group).

45. What is the difference between a Holding Lock and a Trading Lock?

There is no actual difference between a Holding Lock and a Trading Lock, however Holding Lock is the term used by Qantas.

During the Holding Lock (or Trading Lock) period, Shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the Shares whilst they remain subject to a Holding Lock.

46. How long is the Holding Lock Period for?

Unless the Board determines otherwise, Shares will be subject to a Holding Lock Period until the tenth anniversary of the date of allocation.

For Shares allocated since August 2004, an Executive may request at any time that the Board exercise its discretion to remove the Holding Lock before the Holding Lock Expiry date (tenth anniversary of allocation), provided the Holding Lock is not removed before:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

47. How do I request that the Holding Lock be removed?

Executives can "call" for the Holding Lock to be removed on shares prior to the expiration of the Holding Lock by submitting a Request to Remove Holding Lock Form.

A Request to Remove Holding Lock Form is contained in the Plan Rules, and is available via the following link: Share Plan Documentation. The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

Whilst these requests can be submitted at any time, the Holding Lock may be removed at the discretion of the Board but cannot be removed before:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

48. What happens when the Holding Lock lifts or is removed?

When the Holding Lock lifts or is removed, Shares will be transferred from the Trustee and registered in your name.

The Qantas Share Registry will send you an updated Holding Statement soon after the Holding Lock is removed. The updated Holding Statement will contain all information relevant at that time. This will include any financial information you may need to complete your taxation records.

49. What happens if I put in a request to remove the Holding Lock?

A Request to Remove Holding Lock Form is contained in the Plan Rules, and is available via the following link: Share Plan Documentation. The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

If you submit a Request to Remove Holding Lock, it will be deemed to be received by the Company Secretary on the last business day of the relevant month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock may be removed and the Shares will be transferred from the Trustee and registered in your name.

The Qantas Share Registry will send you an updated Holding Statement soon after the Holding Lock is removed. The updated Holding Statement will contain all information relevant at that time. This will include any financial information you may need to complete your taxation records.

50. What happens if I put in a request to remove the Holding Lock before the minimum holding period?

This is explained in examples on the last page of the Rules. The Rules are available in the Share Plan Documentation. If you still don't understand how it works, you should discuss with your Manager or Head of People.

51. I have sent my form in but I haven't received any Shares. Where are the Shares?

Requests to remove the Holding Lock are only deemed received on the last business day of every month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock will be removed and the Shares will be transferred from the Trustee and registered in your name.

Therefore if you submit a request to remove the Holding Lock at the beginning of a month, the Holding Lock will not be removed and the Shares will not be transferred into your name until the first business day of the next month.

For 2004 Shares, if you sign and return the form prior to 1 July 2005, providing you are still employed by the Qantas Group as at 30 June 2005, your form cannot be processed until 1 July 2005 and will be deemed to be received on Friday 29 July 2005 (being the last business day of the month of deemed receipt). Subject to the Board exercising its discretion, up to one-half of your Deferred Shares will be transferred from the Trustee and registered in your name. The transfer will occur on Monday 1 August 2005 (being the first business day of the following month). Within a reasonable period of time after the transfer, the Qantas Share Registry will send you an updated Holding Statement.

For 2005 Shares a similar pattern applies

52. Can you ask for the Holding Lock to be removed at any time? Yes
53. If you don't act at the earliest opportunity are you committed for the 10 years? No

You may submit a Request to Remove Holding Lock Form for Shares allocated since 2004 at anytime, however the Holding Lock will not be removed before:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

The Request to Remove Holding Lock Form is contained in the Rules available via Share Plan Documentation. The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

In addition, requests to remove the Holding Lock are only deemed received on the last business day of every month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock will be removed and the Shares will be transferred from the Trustee and registered in your name.

54. Do I own the Shares when the Holding Lock is removed?

Yes.

Once the Holding Lock is removed the Shares are transferred from the Trustee and registered in your name. You are then free to deal with the Shares as you wish.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

55. What is the significance of the 10-year period?

10 years is the maximum period that the relevant tax legislation allows participants to enjoy the benefits of tax deferral.

56. How much discretion does the Board have to remove the Holding Lock prior to the expiration of the 10-year Holding Lock?

Rule 4.3 provides that the Board will not unreasonably withhold permission to remove the Holding Lock.

The Board may however, refuse to remove the Holding Lock for participants who damage the reputation of Qantas. Participants who engage in gross misconduct will automatically forfeit their Shares.

Shareholder rights

57. Will I receive Dividends?

Under the Performance Share Plan, as the registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

You will not receive any dividend payments in respect of any rights granted to you under the Performance Rights Plan.

58. Do I receive Dividends from the Shares even though I have not called for them?

Yes. Under the Performance Share Plan, as the registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

59. Can I receive my Dividend by way of cheque?

No. If the Trustee resolves to distribute any dividends to you as the beneficial holder of the Shares, the Trustee will pay this distribution into a nominated Australian Bank Account of your choice.

60. Can I participate in the Qantas Dividend Reinvestment Plan in relation to my Share Plan award?

No. The Trust Deed entitles you to receive a cash payment if the Trustee resolves to distribute any dividends it receives to you as the beneficial holder of the Shares.

61. Can I vote these Shares at an AGM?

Yes. You may direct the Trustee how to vote on your behalf at an AGM. A Voting Direction form will be sent to you at the time you receive the Qantas Notice of Meeting.

Administration

62. How can I update my details with the Qantas Share Registry?

You can update your personal details under the Shareholder Information section of the Qantas Website, www.qantas.com.

Alternatively, the Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

[or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan].

63. How do I keep track of my Shareholding?

Shareholders can view their Shareholding on the Qantas Website, www.qantas.com. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

Alternatively, the Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

[or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan].

64. I can't find my holding statement – can I get another?

Yes. The Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

Other Qantas incentive plans

65. Can I participate in the Qantas Profit Share Scheme (QPS) as well as the Performance Share Plan?

The Qantas Board has suspended QPS for the time being. However, if the Board wishes to reinstate QPS, eligibility for QPS will be determined at that time.

66. How does this plan compare with the QPS?

The two plans are not comparable. QPS is a retrospective bonus while the Performance Share Plan is a medium-term incentive. There are also different tax implications of both plans.

67. How does the Performance Share Plan compare to Performance Rights Plan?

The plans are two separate elements of the remuneration framework at Qantas and are very different, especially in terms of performance hurdles and timelines. However, both elements are designed to strengthen the alignment of the interests of Participants with Shareholders.

The medium-term incentive component of the Executive Performance Plan is delivered via deferred shares under the Terms and Conditions and the Rules subject to satisfactory results on a Balanced Scorecard Basis.

Participation in the Performance Rights Plan is by invitation to selected individuals. The Performance Rights Plan is the long-term incentive component of the Executive Performance Plan.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

68. What about QLTEIP?

The Qantas Long-Term Executive Incentive Plan was the long term equity component in 1999 to 2001. The Plan was terminated by the Board in 2002. Some Entitlements under QLTEIP remain outstanding and participants receive relevant information intermittently.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

69. What about Senior Manager Long-Term Incentive Plan?

The Senior Manager Long-Term Incentive (or the Deferred Share Plan - Long Term Incentive) was the long-term equity component in 2003. It was the precursor to the Performance Rights Plan. Participants received information about the Plan at the time.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

70. What about other DSP awards?

Each award provided in the past has its own related documentation that would have been provided to participants at the time of the award.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

Glossary/Technical Terms under the Equity Plans

71. What is a Share?

A Share represents part-ownership in a company. Ordinary Shares are traded on the Australian Stock Exchange. They entitle the Shareholder to vote at general meetings (one vote per Share owned) and receive any dividends that are declared.

72. What is a Right?

A Right is an entitlement to receive an ordinary Share at a future (specified) date in time, providing certain performance hurdles are met.

73. What is a VWAP?

The seven Calendar Day Volume Weighted Average Price (VWAP) is the pricing mechanism required by the Australian Tax Office for determining the value of the Share issued to you. It is the average Share price in the one week leading up to the date of allocation. If there are public holidays (or non-trading days) which fall within the specified period, the averaging is shorter.

74. What is "beneficial ownership"?

The Shares will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiration of the Holding Lock Period.

The Trustee is the legal owner. The Executive has the beneficial ownership (ie right to receive a distribution if the Trustee so resolves and the right to direct the Trustee to vote at General Meetings).

75. What is a Dividend?

A dividend is a distribution of a company's profit to its Shareholders. A dividend is usually expressed as a number of cents per Share owned.

76. What is a distribution?

A distribution is a payment by a trustee. The Trustee may resolve to distribute to you (as the beneficial owners of the Shares) any dividend it receives as the registered owner of the Shares. The Trustee will pay any distributions into a nominated Australian Bank Account of your choice.

The distribution will include the franking credits attached to any franked dividend paid to the Trustee by Qantas.

77. What is the Acquisition Price?

The number of Shares allocated is calculated by dividing the cash value of the actual incentive awarded by the volume weighted average Share price over the last seven calendar days up to the date of allocation. The price used to determine the number of Shares allocated under the 2004 Performance Share Plan award for Executives was $3.2501. The price used for the 2005 allocation was $3.2936.

78. What is the date of allocation?

The date of allocation is the day that an offer of Shares is made to you.

The date of allocation is the date that the Board and/or Chief Executive Officer approves the allocations to Executives.

On the date of allocation, you have the beneficial interest in the Shares as the Shares are registered in the name of the Trustee and are held by the Trustee until the Holding Lock is removed.

79. What is the Qantas Achievement Factor?

The Qantas Achievement Factor is the extent to which the corporate goal has been achieved, as determined by the Board (in its absolute discretion), in its review in August. The factor for the Performance Cash Plan relates to a Group financial target. The factor for the Performance Share Plan relates to the Balanced Scorecard.

80. What is a "Balanced Scorecard"?

A Balanced Scorecard is a selection of metrics used to monitor performance. Balance is provided between subjectivity and objectivity and between financial results and other key metrics. The Balanced Scorecard used for the Performance Share Plan comprises metrics covering Customer, Operational, Financial, Safety and People performance.

The 2005 Balanced Scorecard relates to:

- Customer: customer satisfaction;
- Operational: network punctuality improvements;
- Financial: reduction in labour unit cost per Available Seat Kilometres (ASK); and
- Safety and People: reduction in employee injury rates.

81. What is FAR?

Salary decisions are based on the concept of Fixed Annual Remuneration (FAR), which involves a guaranteed salary level from which superannuation and certain other benefits such as a maintained motor vehicle are able to be deducted, at the election of the employee, on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle of the market approach as compared to similar comparative roles within Australia, having particular reference to large public companies for the most senior roles.

82. What is the Performance Cash Plan?

The Performance Cash Plan is designed to reward Executives when key performance measures are achieved over the 12-month business cycle. The target reward is a percentage of Fixed Annual Remuneration (FAR) dependent on each individual's level of responsibility and is confirmed to Executives in writing separately.

Company performance against the Group financial target determines the amount (if any) of the pool of money available for payment.

Where the Board approves a pool (if any) for the Performance Cash Plan, the performance of individuals is measured against specific key performance indicators (KPIs). An Executive's contribution relative to other Executives (Individual Performance Factor) is also taken into account. This results in a differentiated distribution of the incentive pool between Executives based on individual performance.

The actual incentive earned for each Executive is based on a combination of Qantas' results and individual performance and may be greater than, or less than, the target amount. Any cash will be paid through the payroll system and taxed the same as salary. Executives have the option of salary sacrificing this cash incentive to superannuation. Forms are available to Executives to enable this election. PeopleConnect can provide the relevant form in soft copy. The election must be made prior to 30 June in the year in which you wish to make the election.

83. What is the Performance Share Plan?

The Performance Share Plan is a medium-term incentive that is delivered via deferred Shares under the Terms and Conditions and the Rules, subject to satisfactory results on a Balanced Scorecard basis. The target reward is a percentage of FAR dependent on each individual's level of responsibility and is communicated to Executives separately.

Where the Board approves an award (if any) under the Share Plan, the actual incentive awarded to an individual is based on a combination of the Board's assessment of Qantas' results and an Executive's contribution relative to others (Individual Performance Factor). Therefore the actual incentive awarded to an individual may be greater or less than the target reward. The number of Shares allocated is calculated by dividing the actual incentive awarded by the average Share price over the last 7 calendar days on the day of allocation. Shares were awarded under the 2004 Rules and under the 2005 Rules at no cost to the Executive.

The Board approves the balanced scorecard targets at the beginning of the financial year with a focus on business improvement and challenge. The Board has the discretion to adjust reward outcomes based on performance if it feels appropriate. For example, to recognise extraordinary effort in delivering the performance level achieved or as a way of providing an allocation of Shares to selected individuals to address a specific retention issue.

Shares will be purchased on-market at the prevailing market price and will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiry of a specified holding lock period (being ten years). During this period, the Executive is the beneficial owner of the Shares. As a registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

84. What is the Qantas Share Price?

The Qantas Share price at the close of trading on 13 September 2005 was $3.28.

The current price of Qantas Shares as traded on the ASX at any point in time, is available under the Shareholder Information section of the Qantas Website, www.qantas.com.

85. What is the Qantas Deferred Share Plan Trustee?

The Qantas Deferred Share Plan Trustee is responsible for the administration of the Qantas Deferred Share Plan Trust. The Qantas Deferred Share Plan Trustee holds Shares allocated to Executives that are subject to a Holding Lock.

The Qantas Deferred Share Plan Trustee is the legal owner of Shares subject to a Holding Lock and the Executive allocated the Shares is the beneficial owner.

86. What is a Section 139E Election?

A Section 139E election is used if you choose to be taxed up front (ie. In the current tax year). The election applies to all employee Shares and rights that you acquire under any employee Share or rights plan this tax year. Should you make a Section 139E election to be taxed up front (ie at grant), the taxable value of the Shares and rights will be the quoted on your Holding Statement.

The election must be in writing but is not required to be lodged with the ATO - rather it must be retained with your tax records.

For Shares allocated in August 2004, the relevant tax year is 2004/05.
For Shares allocated in August 2005, the relevant tax year is 2005/06.

Where you do not make an election you will be subject to income tax at the time the holding lock is lifted on your shares.

87. What do I do with my completed Section 139E Election?

The election must be in writing but is not required to be lodged with the ATO – rather it must be retained with your tax records.

For Shares allocated in August 2004, the relevant tax year is 2004/05.
For Shares allocated in August 2005, the relevant tax year is 2005/06.

88. What happens if I do not want to complete a Section 139E Election?

Where you do not make an election you will be subject to income tax at the time the Holding Lock is removed on your Shares.

Tax

89. What are the tax implications of participating in the Performance Share Plan ?

Qantas is unable to provide individuals with taxation advice and Executives should therefore seek independent professional taxation advice relevant to their own circumstances. Qantas is however seeking a Class Ruling from the Australian Taxation Office on behalf of all Executives, which will detail the tax implications of participation in the Performance Equity Plan. A copy of the Class Ruling will be made available to all Deferred Shares Plan Participants when provided by the Australian Taxation Office. This can be used when obtaining independent taxation advice.

Your Performance Cash Plan payments will be taxed at your marginal tax rate in the same way that your salary is taxed.

For information on how your contributions to superannuation will be taxed please refer to the Qantas Superannuation website www.qantassuper.com.au.

It is envisaged that Executives will be subject to income tax at the time the holding lock is lifted on your shares under the Employee Share Scheme provisions of the Tax law. Alternatively, Executives can choose to be taxed at grant (ie. in the current tax year) by submitting a Section 139E election. This election would apply to all employee shares and rights that you acquire under any employee share or rights plan this tax year. Should Executives wish to elect to be taxed at grant, the taxable value of these shares is quoted on the Holding Statement you received in September.

Regardless of whether Executives defer tax or make an election, there may also be Capital Gains Tax implications depending on when the shares are ultimately sold.

The following Tax Summary provides an illustration of the taxing points for the Share Plan.

You must seek specific tax advice in relation to your personal circumstances.

Next award

90. How many Shares will I be allocated next year?

Any allocation of Shares in any year is at the discretion of the Board and/or Chief Executive Officer. Regardless of whether targets are achieved, the Board and Chief Executive Officer retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan.

If any rewards are to be made to you under any element of the Executive Performance Plan at any time, you will be notified of your participation at the time.

Last updated: 22/09/2005

Who can I contact?

Site Map

If you have any further questions, please contact
PeopleConnect x 86151 or 1300 303 551

Or your relevant Head of People:

Flying Businesses:
· Qantas Airlines, Head of People, Cathy Doyle
· QantasLink (Regional Airlines), Head of People, Belinda Castine
· Australian Airlines, Head of Customer Service and People, Gordon McKirdy
· Jetstar, Head of Customer Service and People, Rohan Garnett

Flying Services Businesses:
· Engineering Technical Operations and Maintenance Services (ETOMS), Head of People, Dennis Ratcliffe
· Airports and Catering, Head of People, Ian Viney

Associated Businesses and support functions:
· Associated Businesses, Head of People, Gabrielle Curtin
· Corporate Offices, Head of People, Peter Styles

Or

Terry Byrne Head of Remuneration & Programs
Debra Lewis Manager of Executive Remuneration

Last updated: 22/04/2005

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting
of Qantas Airways Limited on 17 October 2002

Margaret Jackson
Chairman

QANTAS DEFERRED SHARE PLAN
TERMS & CONDITIONS

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the 'Qantas Deferred Share Plan'.

1.2 Object of Plan

The object of the Plan is to:

i. align the interests of Eligible Employees and Shareholders;

ii. assist in making remuneration packages of Eligible Employees consistent with market practice by providing an opportunity to invest in Qantas;

iii. provide a medium-term incentive for the retention of Eligible Employees; and

iv. support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the offer of an incentive to Eligible Employees in the form of DSP Shares and Rights. Generally, Participants will have to pay for the DSP Shares, but not for the Shares issued or delivered on the conversion of Rights. Generally, the vesting and conversion of Rights to Shares will be conditional on the Eligible Employee remaining an employee of the Group for a set period (generally two years) from the relevant Date of Registration and any Vesting Conditions being satisfied.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders (17 October 2002).

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions and any Rules unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691), or the market conducted by it.
Board	the directors of Qantas acting as a board or any committee of the board or person to whom any authority has been delegated under clause 10.4.
Date of Registration	with respect to a DSP Share or Right, the date that the Participant acquires a legal or beneficial interest.
DSP Shares	Shares acquired under clauses 3.1i(a) or 3.1i(b) while they remain subject to these Terms & Conditions.
Eligible Employee	employees and executive directors of the Group whom the Board determines to be eligible for an Offer.
Group	Qantas and its Subsidiaries.

EXPRESSION	MEANING
Holding Lock Period	in relation to DSP Shares, the period commencing on the Date of Registration and expiring two years after the Date of Registration, unless: (a) otherwise specified by the Board at the time of the Offer; or (b) Special Circumstances exist for the relevant Participant.
Law	any applicable statute, regulation, by-law, ordinance or subordinate legislation in force from time to time in the relevant jurisdiction, including common law and equity, as applicable from time to time.
Legal Personal Representative	(a) the executor of the will or an administrator of the estate of a deceased person; (b) the trustee of the estate of a person under a legal disability; or (c) any beneficiary of the estate of the deceased person as nominated by the executor, administrator or trustee.
Listing Rules	the official listing rules of the ASX.
Offer	an offer to one or more Eligible Employees to participate in the Plan.
Participant	a person who acquires a legal or beneficial interest in DSP Shares or Rights under this Plan and includes the Legal Personal Representative of the person.
Plan	the Qantas Deferred Share Plan governed by these Terms & Conditions (including any Rules).
Qantas	Qantas Airways Limited (ABN 16 009 661 901).
Redundancy	a termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Right	a right granted under clause 3.1i(c) to receive, subject to these Terms & Conditions, the number of Shares specified at the time of the offer of that right.
Rules	any rules made by the Board pursuant to clause 10.1ii.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) death; (c) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; (d) Redundancy; or (e) such other circumstances the Board may at any time determine.

EXPRESSION	MEANING
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the Corporations Act.
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms & conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to again engage in the Participant's primary occupation.
Vesting Date	in relation to Rights, unless otherwise specified by the Board at the time of the Offer, two years from the Date of Registration.
Vesting Conditions	in relation to Rights, any conditions set by the Board when making an Offer of Rights pursuant to clause 3.1i(c).

2.2 Interpretation

In these Terms and Conditions:

i. headings are for convenience only and do not affect the interpretation of these Terms & Conditions;

ii. unless the context otherwise requires, words denoting the singular include the plural and vice versa;

iii. references to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

iv. where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

v. a reference to a clause or paragraph is a reference to a clause or paragraph in these Terms & Conditions; and

vi. the words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 Offer

Subject to these Terms and Conditions:

i. the Board may from time to time do all or any of the following under the Plan:

(a) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares as part of the Eligible Employee's bonus;

(b) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares in lieu of part of the Eligible Employee's bonus or remuneration; or

(c) grant Rights to an Eligible Employee; and

ii. an Offer shall be in such form and content and subject to such conditions and Rules as the Board determines, including, if applicable:

   (a) a Holding Lock Period for DSP Shares; and

   (b) a Vesting Date and Vesting Conditions for Rights.

3.2 DSP Shares and Rights Subject to the Plan

DSP Shares and Rights will be subject to these Terms and Conditions until:

i. in relation to DSP Shares, the expiry of the relevant Holding Lock Period; and

ii. in relation to Rights, the earlier of:

   (a) the delivery of Shares in respect of Rights which have vested, in accordance with clause 6.2; or

   (b) the lapse of the relevant Rights in accordance with clause 7.

3.3 Binding Nature of These Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions, which bind Qantas and each Participant.

3.4 Consideration for DSP Shares

The Board shall determine from time to time the actual or a means of calculating the consideration for DSP Shares issued or purchased pursuant to clauses 3.1i(a) or (b).

3.5 Consideration for Rights

Unless otherwise determined by the Board when making a grant of Rights under clause 3.1i(c), no amount shall be payable by a Participant in respect of the grant of Rights or for Shares delivered to a Participant upon conversion of a Right.

3.6 Issue or Purchase of DSP Shares

Shares to be acquired by a Participant under the Plan may be delivered to a Participant by, at the absolute discretion of the Board, the issue or purchase of Shares on behalf of the Participant.

3.7 Ranking of Shares

Shares delivered under the Plan will rank equally with all existing Shares on and from the Date of Registration in respect of all Shareholder entitlements (including rights issues, bonus share issues and dividends) which have a record date for determining entitlements on or after the date of issue of those Shares.

4. LIMITATIONS ON OFFERS OF DSP SHARES OR RIGHTS

4.1 Overriding Restrictions

Notwithstanding anything else in these Terms & Conditions or any Rules, the Plan must be operated in accordance with the Constitution of Qantas, any Law and the Listing Rules.

4.2 Rights Personal to Participant

Rights are personal to the Participant and are not transferable and no legal or equitable interest in a Right may be assigned to any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to be delivered Shares represented by Rights in accordance with clause 6.2.

4.3 Security Interests Over DSP Shares

Participants must not dispose of or grant any Security Interest over or otherwise deal with any DSP Shares.

4.4 Security Interests Over Rights

Participants must not dispose of or grant any Security Interest over or otherwise deal with any Rights or any legal or equitable interest in any Rights.

5. HOLDING STATEMENTS

As soon as practicable after the issue or delivery of DSP Shares or the grant of Rights, Qantas must forward to the Participant a holding statement which will include the following information (if applicable):

i. the Date of Registration;

ii. the total number of DSP Shares acquired by the Participant;

iii. the total number of Rights granted to the Participant;

iv. the Holding Lock Period in the case of DSP Shares;

v. the Vesting Date (in the case of Rights); and

vi. any other information or documents required to be notified to the Participant by any Law or the Listing Rules.

6. VESTING AND CONVERSION OF RIGHTS

6.1 No Interest

A grant of Rights does not confer any legal or equitable interest in Shares represented by the Rights until the relevant Vesting Date and any Vesting Conditions have been satisfied.

6.2 Vesting and Conversion of Rights

As soon as practicable after the relevant Vesting Date and provided the Participant was an employee of the Group from the Date of Registration to the Vesting Date and any Vesting Conditions have been satisfied, the Rights vest and Qantas must issue, or procure the purchase of and deliver, to a Participant the number of Shares into which the Rights held by that Participant convert.

7. LAPSE OF RIGHTS

7.1 Circumstances of Lapse

Subject to clauses 7.3 and 7.3, Rights held by a Participant automatically lapse if:

i. the Participant ceases to be employed by the Group before the relevant Vesting Date; or

ii. the Vesting Conditions (if any) have not been satisfied by the Vesting Date.

7.2 Special Circumstances

Where, due to Special Circumstances, a Participant has ceased to be employed by the Group before the Vesting Date, the Rights held by that Participant vest:

i. in the case of any of the events in paragraphs (a)-(d) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

7.3 Discretion of Board

Clauses 7.1 and 7.2 are subject to the Board allowing a Participant to convert all or any Rights held by that Participant to Shares, whether or not the Rights have vested and whether or not the Rights have lapsed or would otherwise have lapsed.

7.4 Effect of lapse

Subject to clauses 7.2 and 7.3, on a Right lapsing, all rights of a Participant under the Plan in respect of the Right cease and no consideration or compensation will be payable for or in relation to that lapse.

8. QUOTATION OF SHARES AND RIGHTS

8.1 No Quotation of Rights

Qantas will not seek official quotation by ASX of any Rights.

8.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of any Shares issued:

i. under clauses 3.1i(a) and (b); and

ii. on the conversion of Rights in accordance with clause 6.2.

9. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

9.1 Participation

In respect of Rights, a Participant may not participate in:

i. new issues of securities to Shareholders;

ii. bonus issues of Shares or other securities to Shareholders; or

iii. any issue by Qantas of Shares or other securities pro-rata to Shareholders.

9.2 Reorganisations

If there is any reorganisation of the issued share capital of Qantas, the number of Rights to which each Participant is entitled will be reorganised as required by the Listing Rules in force at the time of the reorganisation and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to any provisions with respect to rounding permitted by the Listing Rules), but in all other respects the terms for the conversion of Rights will remain unchanged.

9.3 Takeovers and Compromise Arrangements

If:

i. a takeover bid is made to acquire some or all of the Shares; or

ii. under Part 5.1 of the Corporations Act, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other body corporate,

which:

iii. in the case of paragraph (a), has resulted in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares; or

iv. in the case of paragraph (b), if implemented, would result in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares,

the Board may give written notice to Participants of the bid, compromise or arrangement and convert all or any of the Participant's Rights to Shares, whether or not they have vested.

10. ADMINISTRATION OF THE PLAN

10.1 Administration in Accordance with Terms & Conditions

The Board:

i. *will operate, control and administer the Plan in accordance with these* Terms & Conditions; and

ii. may make and amend rules for the operation, control and administration of the Plan and any matter incidental to the Plan.

10.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions (or any Rules) will be in the absolute unfettered discretion of the Board.

10.3 Decision Final

In the absence of manifest error, the determination, decision, approval or opinion of the Board will be final. Any calculations or adjustments which are required to be made under the Plan will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

10.4 Delegation by Board

The Board may delegate such functions and powers as they consider appropriate for the efficient administration of the Plan to persons whom they reasonably believe to be capable of performing those functions and exercising those powers.

10.5 Notices

Notices:

i. may be given by Qantas to Participants in such manner as the Board may from time to time determine;

ii. given by a Participant to Qantas under these Terms & Conditions must be in writing:

 (a) directed to:

  Company Secretary
  Qantas Airways Limited
  Qantas Centre Building A, Level 9
  203 Coward Street
  MASCOT NSW 2020
  AUSTRALIA
  Facsimile: (612) 9691 3339;

 (b) hand delivered or sent by prepaid post or facsimile to that address; and

 (c) are taken to be received:

  A. if hand delivered, on delivery;

  B. if sent by prepaid post, five business days after the date of posting; or

  C. if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three business days that it has not received the entire notice.

11. AMENDMENT TO TERMS & CONDITIONS

Subject to clause 4.1, the Board may amend these Terms & Conditions at any time and from time to time.

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

Approved by Qantas Chairman (under Board delegation) – 14 September 2005

QANTAS DEFERRED SHARE PLAN
2005 PERFORMANCE RIGHTS PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the 2005 grant of Rights (Performance Rights) to Eligible Employees (excluding Executive Directors) of Qantas (Participants) as part of their long-term incentive. These Rules are extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.3 The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules; or
ii. make an offer subject to additional conditions.

2. Grant of Performance Rights

2.1 Performance Rights are granted to Participants under these Rules:

i. by the Board; or
ii. by the Chief Executive Officer (CEO) when the offer is to be made to Participants other than Qantas Executive General Managers (EGMs).

2.2 Participants who are granted Performance Rights will receive a holding statement.

2.3 Participants will also be notified of the 'taxable value' of their Performance Rights.

3. Vesting Date and Vesting Conditions

Generally, and subject to Rules 5 and 6, Performance Rights will vest following the tenth anniversary from the date of allocation to the extent the Vesting Conditions (Performance Hurdles) are achieved.

4. Performance Hurdles

4.1 The Performance Hurdles (as set out in Attachment 1) will be first tested as at 30 June 2008. The Performance Hurdles will be re-tested at quarterly intervals over the subsequent two year period as at the following dates (each a 'Testing Date'):

- 30 September 2008;
- 31 December 2008;
- 31 March 2009;
- 30 June 2009;
- 30 September 2009;
- 31 December 2009;
- 31 March 2010; and
- 30 June 2010.

4.2. If, at any Testing Date, testing confirms that part of the Performance Hurdle is achieved, each Participant will receive (within a reasonable period of time) an updated holding statement indicating the extent that the Performance Hurdle has been achieved.

5. Vesting and Conversion of Performance Rights

5.1 Subject to achievement of the Performance Hurdles, a Participant may request that the Board exercises its discretion to vest Performance Rights. Vesting of Performance Rights will be only to the extent that the Performance Hurdles set out in Rule 4.1 have been achieved.

5.2 A Participant makes his/her request to the Board under Rule 5.1 by completing a Request to Vest Performance Rights in the form of Attachment 2. The Board must not unreasonably withhold its exercise of discretion under Rule 5.1.

5.3 Performance Rights which vest in accordance with either Rules 3 or 5, will be converted to Shares within a reasonable period of time (at no cost to the Participant). Each Participant will be notified when their respective Performance Rights are converted to Shares.

5.4 Any Shares to be allocated to Participants in respect of vested Performance Rights under this Plan will, subject to compliance by Qantas of the inside information provisions of the Corporations Act, be acquired on-market.

6. Lapse of Performance Rights

6.1 Unless the Board otherwise determines, any Performance Rights granted that have not vested in accordance with either Rules 3 or 5, will lapse if the Participant:

i. ceases employment with the Qantas Group (including for Redundancy); or
ii. commits an act of gross misconduct in relation to the Qantas Group. "Gross misconduct" means an act or omission justifying summary dismissal.

6.2 Rule 6.1i. will not apply if the Participant is employed by the Group after any Testing Date provided the Participant completes a Request to Vest Performance Right prior to cessation of employment with the Qantas Group. In this instance, the number of Performance Rights that the Participant is entitled to request to vest in accordance with Rule 5, will be determined to the extent that the Performance Hurdle (if any) has been achieved in respect of any Testing Date prior to cessation of employment with the Qantas Group.

6.3 After testing the Performance Hurdles in accordance with Rule 4, any Performance Rights for which the Performance Hurdles have not been met will lapse after the testing as at 30 June 2010.

6.4 On a Performance Right lapsing, all rights of a Participant under the Plan in respect of the Performance Right cease and no consideration or compensation will be payable for or in relation to that lapse.

6.5 Where, due to Special Circumstances (other than Redundancy in which case Rule 6.1 applies), a Participant ceases to be employed by the Group before the achievement of the Performance Hurdle, the CEO (or the Board in relation to the EGMs) has (at that time) an absolute discretion to resolve (if he/she believes it is appropriate) that the Rights vest:

i. in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or
ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the CEO (or Board if appropriate) determines that a Special Circumstance exists or such other date that the CEO (or Board if appropriate) determines is appropriate.

7. Administration

The CEO, Chief Financial Officer, EGM People and the Company Secretary are each delegated authority to approve in writing the taking such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation:

i. approval of any Request to Vest Performance Rights in accordance with Rule 5.2; and
ii. authorising the purchase (on-market) of the Shares required to meet the obligation on the conversion of the Rights.

8. Conflict

If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

9. Currency of these Rules

No offer under these Rules is to be made after 30 June 2006.

10. Qantas Employee Share Trading Policy (Insider Trading)

All Participants must comply with the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct and Ethics.

Approved by Qantas Chairman (under Board delegation) – 14 September 2005

Attachment 1

Performance Hurdles

In respect of the 2005 Performance Rights Plan, the number of Performance Rights which may be vested will be determined by reference to the percentile performance of Qantas in comparison to:

1. companies with ordinary shares included in the S&P/ASX100 Index as at 17 August 2005 (ASX100); and
2. a basket of global listed airlines (Airlines).

Companies with Ordinary Shares Included in the S&P/ASX100 Index

Up to one-half of the total number of Performance Rights granted to a Participant may be converted in accordance with the Total Shareholder Return (TSR) of Qantas in comparison to the ASX100 (contained in Annexure 1) as follows:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	Sliding scale: 50% to 99% satisfied
75th to 100th percentile	100% satisfied

Basket of Global Listed Airlines

Up to one-half of the total number of Performance Rights granted to a Participant may be converted in accordance with the Total Shareholder Return (TSR) of Qantas in comparison to the Airlines as follows:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	Sliding scale: 50% to 99% satisfied
75th to 100th percentile	100% satisfied

The Airlines will consist of the following airlines:

- Air France - KLM
- Air New Zealand
- AMR Corp
- British Airways
- Cathay Pacific
- Delta Airlines
- JAL
- Lufthansa
- Ryanair
- Singapore Airlines
- Southwest Airlines
- Virgin Blue

Notes:

1. The base date for determining the TSR is 1 July 2005.
2. To the extent that the cumulative Performance Hurdles have been achieved as a result of testing, the relevant Performance Rights may vest. (The Performance Hurdles in relation to Performance Rights can only be achieved once and once fully achieved the above calculations are not required.)
3. The average closing share prices over the quarter preceding the relevant Testing Date is to be used to determine the relevant TSR performance.
4. Should data in respect of any of the companies in the chosen peer groups cease to be listed on a relevant financial market during the performance period, the average TSR ranking will be determined utilising the remaining companies.
5. Verification of whether, and to what extent, the above Performance Hurdles have been met is to be provided by Qantas' external auditor.
6. The Board has an absolute discretion in determining whether there is to be any vesting of Performance Rights in respect of TSR performance between the 25th and 49th percentiles.

Annexure 1

S&P/ASX100 Index
(as at 30 June 2005)

Company	Company
1. Alinta Ltd	51. Macquarie Bank Ltd
2. Alumina Ltd	52. Macquarie Communications Infrastructure
3. Amcor Ltd	53. Macquarie Countrywide Trust
4. AMP Ltd	54. Macquarie Goodman Group
5. Ansell Ltd	55. Macquarie Infrastructure Group
6. APN News & Media Ltd	56. Macquarie Office Trust
7. Aristocrat Leisure Ltd	57. Mayne Group Ltd
8. Australia & New Zealand Banking Group Ltd	58. Mirvac Group
9. Australian Gas Light Co Ltd	59. Multiplex Group
10. Australian Stock Exchange Ltd	60. National Australia Bank Ltd
11. AWB Ltd	61. Newscrest Mining Ltd
12. AXA Asia Pacific Holdings Ltd	62. Oil Search Ltd
13. BHP Billiton Ltd	63. OneSteel Ltd
14. Billabong International Ltd	64. Orica Ltd
15. BlueScope Steel Ltd	65. Origin Energy Ltd
16. Boral Ltd	66. Oxiana Ltd
17. Brambles Industries Ltd	67. Pacific Brands Ltd
18. Caltex Australia Limited	68. PaperlinX Ltd
19. Centro Properties Group	69. Patrick Corp Ltd
20. CFS Gandel Retail Trust	70. Perpetual Trustees Australia Ltd
21. Challenger Financial Services Group Ltd	71. Promina Group Ltd
22. Coca-Cola Amatil Ltd	72. Publishing & Broadcasting Ltd
23. Cochlear Ltd	73. QBE Insurance Group Ltd
24. Coles Myer Ltd	74. Resmed Inc
25. Commonwealth Bank of Australia	75. Rinker Group Ltd
26. Commonwealth Property Office Fund	76. Rio Tinto Ltd
27. Computershare Ltd	77. Santos Ltd
28. CSL Ltd/Australia	78. Sigma Co Ltd
29. CSR Ltd	79. Sims Group Ltd
30. DB RREEF Trust	80. Sonic Healthcare Ltd
31. DCA Group Ltd	81. St George Bank Ltd
32. Foodland Associated Ltd	82. Stockland
33. Foster's Group Ltd	83. Suncorp-Metway Ltd
34. Futuris Corp Ltd	84. TABCORP Holdings Ltd
35. GPT Group	85. Telecom Corp of New Zealand Ltd
36. Gunns Ltd	86. Telstra Corp Ltd
37. Harvey Norman Holdings Ltd	87. Ten Network Holdings Ltd
38. Henderson Group PLC	88. Toll Holdings Ltd
39. Iluka Resources Ltd	89. Transurban Group
40. ING Industrial Fund	90. UNiTAB Ltd
41. ING Office Fund	91. Wesfarmers Ltd
42. Insurance Australia Group Ltd	92. West Australian Newspapers Holdings Ltd
43. Investa Property Group	93. Westfield Group
44. James Hardie Industries NV	94. Westpac Banking Corp
45. John Fairfax Holdings Ltd	95. Woodside Petroleum Ltd
46. Leighton Holdings Ltd	96. Woolworths Ltd
47. Lend Lease Corp Ltd	97. Zinifex Ltd
48. Lihir Gold Ltd	
49. Lion Nathan Ltd	
50. Macquarie Airports	

Approved by Qantas Chairman (under Board delegation) – 14 September 2005

Attachment 2

Qantas Deferred Share Plan
2005 Performance Rights Plan
REQUEST TO VEST PERFORMANCE RIGHTS

To: Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Request to Vest Performance Rights is subject to, and must be read in conjunction with, the Qantas Deferred Share Plan Terms & Conditions and the 2005 Performance Rights Plan Rules. Capitalised terms in this Request to Vest Performance Rights have the same meaning as in the Terms & Conditions.

I, [ ] (name), [ ] (staff number),

of [ ] (address),

in accordance with Rules 5.1 and 5.2 of the 2005 Performance Rights Plan Rules, **request that the following number of my Performance Rights vest:**

.... or **ALL** **(please circle)**

The number of Performance Rights you were awarded under the 2005 Performance Rights Plan is shown on your updated Holding Statement. The number of your Performance Rights in respect of which the Performance Hurdle has been tested and achieved (if any) in accordance with Rule 4 is also shown on your updated Holding Statement.

Note: If the number of Performance Rights exceed those available to you, it will be deemed that the all your available Performance Rights will be vested.

Your Request to Vest Performance Rights will only be deemed valid if, under the 2005 Performance Rights Plan Rules, the Performance Hurdle has been tested and achieved (if any) in accordance with Rule 4.

IMPORTANT INFORMATION ALSO CONTAINED OVERLEAF. YOU MUST READ THIS PRIOR TO SIGNING AND RETURNING THIS FORM.

I acknowledge my participation in the Deferred Share Plan remains subject to the Qantas Employee Trading Policy (Insider Trading) included in the Qantas Code of Conduct and Ethics.

(signed) [ ] (date) [ ]

Assistant Company Secretary
Janine Smith

QANTAS

31 January 2006

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir or Madam

Qantas Long Term Executive Incentive Plan (QLTEIP)

In accordance with Class Order 03/184, please find enclosed various e-mails sent on 19 January 2006 to approximately 80 QLTEIP participants in relation to their QLTIEP entitlements. By way of background, Qantas made various QLTEIP awards to selected key executives on 17 November 1999, 24 November 2000, 21 February 2001 and 6 December 2001. The various versions of the enclosed e-mails are substantially similar, however contain different strike-prices for the different awards.

QLTEIP participants are now able to submit a Notice of Conversion requesting that the Board approve the conversion of their QLTEIP entitlements (to the extent that their entitlements have vested) into Qantas shares. The e-mail sent to participants on 19 January 2006 is only for explanatory purposes. The "QLTEIP Offer Documentation" remains the governing material.

The Offer Documentation, which participants received at the time of the awards (copies were also lodged with ASIC at the time), comprises the following:

1. QTLEIP Terms & Conditions; and
2. Rules of the various awards.

Could you please acknowledge receipt of this document by initially the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: E-mails sent to participants on 19 January 2006

Receipt Acknowledged

SENDER TO KEEP
BN4421191

For Australian Securities & Investments Commission

Assistant Company Secretary
Janine Smith

QANTAS

31 January 2006

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir or Madam

Qantas Long Term Executive Incentive Plan (QLTEIP)

In accordance with Class Order 03/184, please find enclosed various e-mails sent on 19 January 2006 to approximately 80 QLTEIP participants in relation to their QLTIEP entitlements. By way of background, Qantas made various QLTEIP awards to selected key executives on 17 November 1999, 24 November 2000, 21 February 2001 and 6 December 2001. The various versions of the enclosed e-mails are substantially similar, however contain different strike-prices for the different awards.

QLTEIP participants are now able to submit a Notice of Conversion requesting that the Board approve the conversion of their QLTEIP entitlements (to the extent that their entitlements have vested) into Qantas shares. The e-mail sent to participants on 19 January 2006 is only for explanatory purposes. The "QLTEIP Offer Documentation" remains the governing material.

The Offer Documentation, which participants received at the time of the awards (copies were also lodged with ASIC at the time), comprises the following:

1. QTLEIP Terms & Conditions; and
2. Rules of the various awards.

Could you please acknowledge receipt of this document by initially the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: E-mails sent to participants on 19 January 2006

Receipt Acknowledged

For Australian Securities & Investments Commission

Qantas Long-Term Executive Incentive Plan (QLTEIP) – 2000/2001 Award*
NOTICE OF CONVERSION

To: General Counsel & Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Notice of Conversion is subject to, and must be read in conjunction with, the Qantas Long-Term Executive Incentive Plan Terms & Conditions and the Rules for the 2000/2001 Award*. Capitalised terms in this Notice of Conversion have the same meaning as in the Terms & Conditions.

I, [ ] (name),

of [ ] (address),

in accordance with clause 8.5 of the Qantas Long-Term Executive Incentive Plan Terms & Conditions, **wish to convert the following percentage of my Vested Entitlements from the 2000/2001 Award* under QLTEIP:**

..................%

The formula to be used to determine the exact number of Qantas shares to be issued upon conversion of Vested Entitlements (and a working example) is set out in Attachment 2 to the Rules for the 2000/2001 Award*.

As at 30 June 2003, 83.67% of those Entitlements awarded under the 2000/2001 Award* have vested. The number of Entitlements you were awarded under the 2000/2001 Award and under the Supplementary 2000 Award (if applicable) is shown on your updated Holding Statement. The number of your Vested Entitlements is also shown on your updated Holding Statement.

For example: If you would like to convert all of your Vested Entitlements under the 2000/2001 Award*, then your instruction should be that 100% be converted.

If you would only like to convert one-third of your Vested Entitlements under the 2000/2001 Award*, then your instruction should be that 33.33% be converted.

Note: If you sign and return this form without filling in your desired percentage of Vested Entitlements you wish to convert, your instruction will be deemed that 100% be converted.

Your Notice of Conversion will not be deemed valid if the Market Price on Conversion of Vested Entitlements is less that the Market Price on Award of the Entitlements (being in this instance for the 2000/2001 Award*, $3.44). If this was the case, you would receive no Qantas Shares when the formula in Attachment 2 to the Rules for the 2000/2001 Award* is applied.

Your participation in QLTEIP remains subject to the Qantas Employee Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

(signed) [ ] (date) [ ]

* Includes the Supplementary 2000 Entitlement (if applicable).

Example One

2000 Award – Vested Entitlements converted to Shares

Formula used on conversion of vested entitlements to shares:

$$\frac{\text{Market price on Conversion of Vested Entitlements less Market Price on Award of the Entitlements} \times \text{Total Number of Vested Entitlements Converted}}{\text{Market Price on Conversion of Vested Entitlements}}$$

Assumed number of Entitlements awarded (17 November 2000)	100,000
Performance Hurdle achievement	83.667%
Number of Vested Entitlements (100,000 x 83.667%)	83,667
Assumed Market Price on Conversion (estimate only)	$3.94
Market Price on Award	$3.44
Formula	$\frac{(3.94-3.44) \times 83,667}{3.94}$
Number of Shares to be issued on conversion of Vested Entitlements	10,618

NOTE: The Market Price on Conversion is solely illustrative in the above example.

Example Two

2000 Award – Vested Entitlements cancelled and paid in cash

In accordance with Clause 8.4(b) in the Qantas Long Term Executive Incentive Plan Terms and Conditions, the Board in its absolute discretion can cancel the Vested Entitlements and pay to the executive a cash amount based on the following formula:

Market price on Conversion x Number of Shares to be issued on conversion of Vested Entitlements

Using the outcome of example one –

Number of Shares to be issued on conversion of Vested Entitlements	10,618
Assumed Market Price on Conversion (estimate only)	$3.94
Cash amount	$41834.92

----- Forwarded by Alex AKI29 Turkington/SYD/QANTAS on 30/01/2006 03:15 PM -----

Alex AKI29 Turkington
19/01/2006 05:19 PM

To: Alex AKI29 Turkington/SYD/QANTAS@QANTAS
cc: Terry TBY01 Byrne/SYD/QANTAS@QANTAS
Subject: Information Only: QLTEIP Entitlements

Requests can be made to convert Vested entitlements under the QLTEIP (ie the old Executive Equity Program) 2 occasions each year. For 2006, the first deadline date for conversion requests (ie 5pm on 1 February 2006) is fast approaching.

A number of people over the past 2 weeks have asked questions about the conversion process - so the following information which addresses these questions - is provided to assist all participants.

This email is provided for information only and does not constitute specific advice to individual Executives. Executives should seek independent professional advice in relation to their participation in QLTEIP and their decision to convert, including taxation advice.

1. How many QLTEIP entitlements do I have that I can convert?

Performance against the financial hurdles has meant that 83.667% of the QLTEIP entitlements issued in February 2001 have vested. Since then, a number of people have converted some or all of their vested entitlements.

In your case the number of vested entitlements that have not already been converted can be found by viewing your record in the Investors section of the Qantas website http://www.qantas.com.au. You will need your Holder Identification Number (HIN) or Security Reference Number (SRN) and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

Alternatively, the Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

2. How can I convert my available vested entitlements?

You can do this by completing and submitting the attached Notice of Conversion by 5:00pm Wednesday 1 February 2006 to the Company Secretary (fax 23339 or OCS SYDQCA/9). At its meeting on 15 February 2006, the Board will then consider in its absolute discretion to convert the Vested Entitlements to shares or cancel the Vested Entitlements and pay a cash amount in accordance with Clause 8.4 in the QLTEIP Terms and Conditions.

QLTEIP Notice of Conversion - special award

Questions 3, 4, 5, 6 & 7 relate to the Board deciding to convert the Vested Entitlements to shares -

3. How many shares will I then receive?

The number of shares awarded to you will be determined by reference to a formula which relies on the difference between the market price on award ($3.62 for the 2001 QLTEIP Award) and the

market price at conversion. The market price on conversion is the average closing price of Qantas shares as traded on the Australian Stock Exchange for the 10 days trading up to and including 31 January 2006. Please refer to the attached example which is indicative of how the conversion works.

QLTEP 2000 Award - Conversion Example.

4. When will I get the shares?

Subject to Board approval to issue the shares, the shares will be available to you at the commencement of trading on the day after the Board Meeting. You will receive an email from Remuneration & Benefits on the afternoon of the Board Meeting advising you of the number of shares awarded (if any) – under your existing Holder Identification Number (HIN).

5. When can I sell my shares?

If the Board approves the issue of shares to you, the shares are awarded and registered in your name. You are then free to deal with the shares as you wish including disposal of the shares.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) set out in the Qantas Code of Conduct and Ethics (attached).

Code of Conduct and Ethics Jun 05 .

6. How can I sell my shares?

You will need your HIN or SRN number and the number of shares you are wishing to sell. You will need to provide this information to a licensed broker at the time you give instructions to sell the shares. A list of licensed brokers is available on the ASX website (http://www.asx.com.au).

7. What are the tax implications of participating in QLTEIP and having my Vested Entitlements converted to shares?

The Australian Taxation Office has confirmed the following taxation treatment:

- There is no right acquired when entitlements are awarded or when entitlements vest - therefore no income tax obligation arises at either of these points.
- Shares are acquired when vested entitlements are converted - therefore an income tax obligation arises at this point based on the full market value of the shares.
- The market value of the shares upon conversion becomes the cost base for Capital Gains Tax (CGT) purposes. When the shares are subsequently sold, the capital gain (if any) will be calculated as the difference between the proceeds from the sale of the shares and the cost base.
- Under current rules, if you have held the shares for more than 12 months, 50% of the capital gain will be subject to tax at your marginal tax rate in the year in which shares are sold. If you have held the shares for less than 12 months, 100% of the capital gain will be subject to tax at your marginal tax rate in the year in which shares are sold.
- A capital loss may arise if the if the shares are subsequently sold at a value below the market price at the time of conversion.
- No CGT obligation arises if shares are sold within 30 days of conversion however the income tax obligation based on the full market value of the shares at the time of conversion remains.

Questions 8, 9 & 10 relate to the Board deciding to cancel the Vested Entitlements and paying a cash amount -

8. How much cash will I then receive?

The amount of cash awarded to you will be determined by the number of shares to be issued on conversion of entitlements multiplied by the market price on conversion. The market price on conversion is the average closing price of Qantas shares as traded on the Australian Stock Exchange for the 10 days trading up to and including 31 January 2006. Please refer to the example attached above.

9. When will I get the cash?

Subject to Board approval to pay cash, the cash will be paid into your primary salary account as soon as practical following the Board Meeting. You will receive an email from Remuneration & Benefits on the afternoon of the Board Meeting advising you of the gross amount (any tax will be withheld) and Payroll will pay the net amount into your nominated account. The email will also confirm that any Entitlements the subject of your Notice of Conversion have been cancelled.

10. What are the tax implications of participating in QLTEIP and having my Vested Entitlements cancelled and a cash amount paid?

The Australian Taxation Office has confirmed the following taxation treatment:

- There is no right acquired when entitlements are awarded or when entitlements vest - therefore no income tax obligation arises at either of these points.
- The cash amount will be taxed at your marginal tax rate by the Qantas Group in the period in which the payment is made.

More Information

You are encouraged to familiarise yourself with the operation of Qantas executive equity plans and other aspects of the Remuneration Framework by reading the detailed information contained on the People section of the Qantas intranet (http://qfintranet.qantas.com.au/people – select the Remuneration & Benefits link). The Qantas Long Term Executive Incentive Plan Rules and the Terms & Conditions can be found here.

If you have any questions about QLTEIP, please contact Remunerations & Programs on Ext 9691 0030 or Int 20030.

Qantas Long-Term Executive Incentive Plan (QLTEIP) – 2000/2001 Award
NOTICE OF CONVERSION

To: General Counsel & Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Notice of Conversion is subject to, and must be read in conjunction with, the Qantas Long-Term Executive Incentive Plan Terms & Conditions and the Rules for the 2000/2001 Award. Capitalised terms in this Notice of Conversion have the same meaning as in the Terms & Conditions.

I, [ ] (name),

of [ ] (address),

in accordance with clause 8.5 of the Qantas Long-Term Executive Incentive Plan Terms & Conditions, **wish to convert the following percentage of my Vested Entitlements from the 2000/2001 Award under QLTEIP:**

..................%

The formula to be used to determine the exact number of Qantas shares to be issued upon conversion of Vested Entitlements (and a working example) is set out in Attachment 2 to the Rules for the 2000/2001 Award.

As at 30 June 2003, 83.67% of those Entitlements awarded under the 2000/2001 Award have vested. The number of Entitlements you were awarded under the 2000/2001 Award and under the Supplementary 2000 Award (if applicable) is shown on your updated Holding Statement. The number of your Vested Entitlements is also shown on your updated Holding Statement.

For example: If you would like to convert all of your Vested Entitlements under the 2000/2001 Award, then your instruction should be that 100% be converted.

If you would only like to convert one-third of your Vested Entitlements under the 2000/2001 Award, then your instruction should be that 33.33% be converted.

Note: If you sign and return this form without filling in your desired percentage of Vested Entitlements you wish to convert, your instruction will be deemed that 100% be converted.

Your Notice of Conversion will not be deemed valid if the Market Price on Conversion of Vested Entitlements is less that the Market Price on Award of the Entitlements (being in this instance for the 2000/2001 Award, $3.62). If this was the case, you would receive no Qantas Shares when the formula in Attachment 2 to the Rules for the 2000/2001 Award is applied.

Your participation in QLTEIP remains subject to the Qantas Employee Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

(signed) [ ] (date) [ ]

QANTAS
Policy Manual

QANTAS CODE OF CONDUCT AND ETHICS

Overview

Introduction 1.1 The Qantas Code of Conduct and Ethics (Code) governs Qantas commercial operations and the conduct of Directors, employees, consultants and all other people when they represent Qantas.

In this Code 1.2 This Code deals with:

- General Principles
- Annual Statement of Compliance
- Compliance with Laws and Regulations
- Political Contributions
- Unacceptable Payments
- Giving or Receiving Gifts
- Protection of Qantas Assets
- Proper Accounting
- Dealing with Auditors
- Unauthorised Public Statements
- Conflict of Interest
- Use of Inside Information
- Qantas Employee Share Trading Policy (Insider Trading)

General Principles

Compliance with Laws 2.1 Qantas, its subsidiaries and associated entities, Directors, employees, consultants and all other people when they represent Qantas are expected to comply, at all times, with all laws governing its Australian and international operations. They are also expected to conduct Qantas operations in keeping with the highest legal, moral and ethical standards.

Performance of Duties by Employees 2.2 All Directors and employees of Qantas, its subsidiaries and associated companies ("Qantas Employees") must conduct the business of Qantas with the highest level of ethics and integrity in relation to customers, suppliers, competitors, each other and all others with whom they deal.

2.3 Qantas Employees must act:

i. ethically, honestly, responsibly and diligently;
ii. in full compliance with the letter and spirit of the law and this Code; and
iii. in the best interest of Qantas.

Breach of the Code	2.4	Any breach of applicable laws, prevailing business ethics or other aspects of this Code will result in disciplinary action. Such disciplinary action may include (depending on the severity of the breach) reprimand, formal warning, demotion or termination of employment.
	2.5	Similar disciplinary action will be taken against any supervisor or manager who directly approves of such action or has knowledge of the action and does not immediately take appropriate remedial action.
	2.6	Breach of applicable laws or regulations may also result in prosecution by the appropriate authorities. Qantas will not pay, directly or indirectly, any penalties imposed on a Director or employee as a result of a breach of law or regulation.
Reporting Breaches of the Code	2.7	All Qantas Employees are requested to report immediately any circumstances which may involve deviation from this Code to an appropriate General Manager, Group General Manager, Executive General Manager, the General Counsel & Company Secretary, Chief Financial Officer, the Chief Executive Officer or the Chairman. It is in the best interests of Qantas for all Qantas Employees to immediately report any observance of a breach of this Code. The internal and external auditors of Qantas are responsible for reviewing the operations of Qantas. Part of this review will be to report to the Board any breaches of this Code which they detect.
Compliance with the Code - Qantas Representatives	2.8	Any Qantas Employee who deals with agents, contractors or consultants who represent Qantas must make them aware of this Code and that Qantas expects them to conduct their business in accordance with this Code. All new or replacement contracts with agents, contractors or consultants must include a clause requiring the agent, contractor or consultant to comply with the "Qantas Code of Conduct".

Statement of Compliance

Certificate of Compliance	3.1	Incorporated in the Half Yearly and Yearly Directors' Questionnaire is a Statement of Compliance with the Qantas Code of Conduct. Members of the Executive Committee and appropriate Senior Management will be required to certify compliance personally and in their area of responsibility.
Reference to Compliance in the Qantas Annual Report	3.2	The Board will include reference to compliance with this Code in the Qantas Annual Report to Shareholders.

Compliance with Laws and Regulations

Qantas Operations – Compliance with Laws	4.1	The operations of Qantas must be conducted in compliance with all laws and regulations applicable in Australia and in the jurisdiction in which operations and activities are being undertaken.
Observing the Letter and Spirit of the Law	4.2	Compliance with the law means observing the letter and spirit of the law as well as managing the business of Qantas so that Qantas and Qantas Employees are recognised as "good corporate citizens" at all times.
Interpretation of Laws	4.3	It is recognised that, in some cases, there may be uncertainty about which laws and regulations are applicable and there may be difficulties in interpretation. In such circumstances, Qantas Employees have access to internal legal advice from the Qantas Legal Department and should seek such advice as is necessary to ensure compliance.

Political Contributions

Board Approval of Political Contributions	5.1	Political contributions (to any government official, political party, political party official, election committee or political candidate) must not be made directly or indirectly on behalf of Qantas without the prior approval of the Board.

Unacceptable Payments

Prohibited Payments	6.1	Bribes, kickbacks, inducements or other illegal payments of any kind must not be made to or for the benefit of any government official (of any country), customer, supplier or any other party in connection with obtaining orders or favourable treatment or for any other purpose.
	6.2	This prohibition extends not only to direct payments but also to indirect payments made in any form through distributors, representatives, consultants, agents or other third parties.
Employees' Responsibilities	6.3	Qantas Employees must not seek or accept any type of compensation, fee, commission or gratuity from a third party in connection with the operations of Qantas.

Giving or Receiving Gifts

Circumstances where Receiving a Gift is Prohibited	7.1	Qantas Employees must not give, seek or accept in connection with the operation of Qantas any gift, entertainment or other personal favour or assistance which goes beyond common courtesies associated with accepted ethical airline and general commercial practice.
Purpose	7.2	The purpose of paragraph 7.1 is to ensure that the offer or acceptance of a gift cannot create an obligation or be construed or used by others to allege favouritism, discrimination, collusion or similarly unacceptable practices by Qantas.
Interpretation	7.3	For avoidance of doubt, any gift received by a Qantas Employee (or series of gifts from the one party) which might, as a matter of judgement, fall outside paragraph 7.1, must be reported to the General Counsel & Company Secretary with full details of the background of the gift.

Protection of Qantas Assets

Employees' Responsibilities	8.1	Qantas Employees are responsible for taking all prudent steps to ensure the protection of Qantas assets and resources. In particular, Qantas Employees should take care to minimise the possibility of theft of Qantas property by any person.
Assets used for Qantas Purpose only	8.2	Qantas Employees must ensure that Qantas assets and resources are used only for the purposes of Qantas and in accordance with appropriate authorisations.

Proper Accounting

Accounting Records	9.1	Qantas Employees must ensure that all Qantas accounting records accurately and fairly reflect, in reasonable detail, the underlying transactions and all Qantas assets, liabilities and any disposal of Qantas assets.
Maintenance of Accounting Records	9.2	Accounting records must be maintained in accordance with Generally Accepted Accounting Principles and the Financial and Accounting Policies issued by Qantas.

Dealing with Auditors

Co-operation with Internal and External Auditors	10.1	Qantas Employees must fully co-operate with the internal and external auditors of Qantas.
Employees' Responsibilities	10.2	Qantas Employees must not make a false or misleading statement to the internal or external auditors of Qantas and must not conceal any relevant information from the internal or external auditors of Qantas.

Unauthorised Public Statements

Unauthorised Statements	11.1	Qantas Employees must not, without authority, directly or indirectly state that they are representing Qantas or its public position in respect of any matter.
Unauthorised Activity	11.2	Qantas Employees must not directly or indirectly engage in any activity which could by association cause Qantas public embarrassment or other damage.

Conflict of Interest

Use of Position for Personal Benefit	12.1	Qantas Employees must not use their position for personal benefit independent from the business of Qantas or to benefit any other business or person.
Taking Advantage of Property	12.2	Qantas Employees must not take advantage of any property or information belonging to Qantas, or opportunities arising from those, for personal benefit independent from the business of Qantas or to benefit any other business or person.
Interest in Competitor or Supplier	12.3	No Qantas Employee, or any family member or companion over which the Qantas Employee has influence, may directly or indirectly have an equity interest in, or have a significant beneficial connection with, any business or individual which competes with or is a supplier to Qantas without the prior written consent of the Chief Executive Officer or his nominee. (The above prohibition would normally be waived in relation to employment by a competitor under normal commercial terms in non-commercially sensitive positions.)

Outside Business Activity	12.4	Qantas Employees must not engage directly or indirectly in any outside business activity involving commercial contact with, or work for the benefit of, Qantas commercial customers, suppliers or competitors without the prior written consent of the Chief Executive Officer or his nominee.
Listed Entity Exception	12.5	Ownership of shares in a listed entity which deals with or competes with Qantas is not a violation of this Code provided the Qantas Employee does not directly or indirectly own more than 1% of the shares in the listed entity.

Use of Inside Information

Non Disclosure of Confidential Information	13.1	Qantas Employees must not disclose confidential Qantas information to any third party without the prior consent of an appropriate member of the Qantas Executive Committee, or if required by law.
Confidential Qantas Documents	13.2	Qantas Employees must maintain the confidentiality of all Qantas documents and must not disclose any information contained within the documents to any third party without the prior consent of an appropriate member of the Qantas Executive Committee or if required by law (following advice from the Qantas Legal Department).
Personal Gain	13.3	Qantas Employees must not use Qantas information for the purpose of directly or indirectly obtaining personal gain.

Qantas Employee Share Trading Policy (Insider Trading)

Introduction	14.1	The Corporations Act of Australia, and the laws of other countries in which the Qantas Group operates, contain provisions which prohibit a person in possession of material, non-public information relating to a company from dealing in any way with shares, options or other securities issued by that company or issued or created over the company's securities by third parties ("securities"). The Qantas Employee Share Trading Policy (the "Insider Trading Policy") sets guidelines designed to protect Qantas and Qantas Employees from intentionally or unintentionally breaching these Laws.
The Law	14.2	The principal insider trading prohibition in Australian Law is contained in section 1043A of the Corporations Act. Section 1043A **prohibits** a person (an "insider") who is in possession of information relating to Qantas that is not generally available but, if the information was *generally available* (see para

14.5), a reasonable person would expect that information to have a *material effect* (see para 14.6) on the price or value of Qantas securities ("Material Non-Public Information") from:

i. applying for, acquiring, disposing of or entering into an agreement to apply for, acquire or dispose of Qantas securities;
ii. procuring another person to apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities; or

iii. directly or indirectly communicating the Material Non-Public Information to another person when the insider knows, or ought reasonably to know, that the other person would or would be likely to:

   a. apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities; or
   b. procure another person to apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities.

Available Information

14.3 Information relating to Qantas would be considered to be *generally available* after it has been released to the Australian Stock Exchange and the Exchange has fully disseminated that information to the market.

Information having a Material effect on Qantas Securities

14.4 A reasonable person would be taken to expect information to have a *material effect* on the price of Qantas securities if that information would, or would be likely to, influence persons who commonly invest in securities in deciding whether or not to acquire or dispose of Qantas securities.

Determining Material Non-Public Information

14.5 Determining what is Material Non-Public Information is subjective. It would, as an indication, most likely include (but not be restricted to) the following types of information:

i. financial results and operational statistics;
ii. budgeted or forecasted financial results;
iii. an increase or decrease in dividends;
iv. proposals to raise additional equity or borrowings;
v. under subscriptions or over subscriptions to an issue;
vi. proposed acquisitions, mergers, sales, joint ventures or takeovers;
vii. information about Qantas business plans, investment proposals or asset purchases or sales;
viii. beneficial ownership of securities obtained under Part 6C.2 of the Corporations Act;
ix. commencement of or major developments in litigation or other regulatory matters;
x. the occurrence of a material accident involving Qantas personnel or facilities;
xi. material information relating to operation or airworthiness of Qantas aircraft;
xii. decisions of Australian or overseas regulatory authorities in

relation to the business of Qantas;

xiii. material information affecting a significant customer or supplier;

xiv. the entry into or termination of a major contract;

xv. significant events affecting or relating to the operation of any Qantas Group Company or joint venture;

xvi. change in Qantas' accounting policy;

xvii. proposal to change the independent external auditor of Qantas;

xviii. change of significant investors attitudes to investment in Qantas;

xix. any rating (or change to a rating) applied by a rating agency;

xx. related party agreements;

xxi. the appointment, retirement, health or capacity of any Director or Executive General Manager;

xxii. the entry into employment agreements with key Executives, or obligations under those agreements (disclosure to the market should include a summary of the main elements and terms of the agreement, including termination entitlements); or

xxiii. if the independent status of a Director is lost.

Insider Trading Policy

14.6 The confidentiality of Material Non-Public Information must be strictly maintained within Qantas by all persons who have access to that information, regardless of title or position. No Qantas Employee shall disclose such Information, except on a need-to-know basis, inside or outside of Qantas.

Employees in Possession of Material Non-Public Information

14.7 Qantas Employees, must not purchase or sell Qantas securities while in possession of Material Non-Public Information.

Qantas Employees in possession of Material Non-Public Information must not cause or procure a third party to deal in the securities of Qantas.

Notice of Intent to Deal in Qantas Securities

14.8 Directors and members of the Executive Committee are routinely in possession of Material Non-Public Information (which, if generally available would, or would be likely to, influence persons who commonly invest in securities in deciding whether or not to subscribe for, buy or sell Qantas securities). As such, they (or any family member or associate over whom they have influence) are prohibited from dealing in Qantas securities without providing the Chief Executive Officer or his nominee with prior written notice of their intent to deal in Qantas securities. The notice must include a statement that they do not believe they are in possession of any Material Non-Public Information. (Directors must notify the Chairman and the Chairman must notify the Board.) A notice procedure will be issued to these Directors and executives.

Directors and members of the Qantas Executive Committee must confirm with the Chairman or Chief Executive Officer (as appropriate) (and the Chairman must notify the Board) that the trading has occurred.

Breach of Insider Trading Policy	14.9	**Notwithstanding the provisions of disciplinary action contained in General Principles, failure to comply with this INSIDER TRADING Policy by any Qantas Employee constitutes cause for immediate dismissal by Qantas.** **In addition, a breach of the prohibitions contained in the Corporations Act is a criminal offence punishable by imprisonment for up to five years, a fine of up to A$220,000 or both.**
Interpretation of this Code	14.10	Any questions relating to the interpretation or enforcement of this Code should be forwarded to the General Counsel & Company Secretary.

ASIC file ✓
QLTEIP

Assistant Company Secretary
Janine Smith

QANTAS

22 February 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam

Qantas Long Term Executive Incentive Plan (QLTEIP)

In accordance with Class Order 03/184, please find enclosed an e-mail and sample holding statements sent on 15 February 2006 to approximately 70 QLTEIP participants in relation to their QLTIEP entitlements. By way of background, Qantas made various QLTEIP awards to selected key executives on 17 November 1999, 24 November 2000, 21 February 2001 and 6 December 2001. The various versions of the enclosed holding statements are substantially similar, however contain different strike prices for the different awards.

Could you please acknowledge receipt of this document by signing the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: E-mail sent to participants on 15 February 2006
Sample holding statements (3 versions)

Receipt Acknowledged

SENDER TO KEEP
BN4421189

For Australian Securities & Investments Commission

oneworld

Assistant Company Secretary
Janine Smith

QANTAS

22 February 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam

Qantas Long Term Executive Incentive Plan (QLTEIP)

In accordance with Class Order 03/184, please find enclosed an e-mail and sample holding statements sent on 15 February 2006 to approximately 70 QLTEIP participants in relation to their QLTIEP entitlements. By way of background, Qantas made various QLTEIP awards to selected key executives on 17 November 1999, 24 November 2000, 21 February 2001 and 6 December 2001. The various versions of the enclosed holding statements are substantially similar, however contain different strike prices for the different awards.

Could you please acknowledge receipt of this document by signing the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me.

Yours faithfully

Janine L Rolfe
Assistant Company Secretary

Enclosed: E-mail sent to participants on 15 February 2006
Sample holding statements (3 versions)

Receipt Acknowledged

For Australian Securities & Investments Commission

Terry TBY01 Byrne
16/02/2006 12:51 PM

To: Melissa MJO05 Jones/SYD/QANTAS@QANTAS
cc:
Subject: Conversion of Qantas Long Term Executive Incentive Plan Entitlements

Dear Qantas Long Term Incentive Participant,

At your request, the Qantas Board has today considered your QLTEIP Notice of Conversion and I am advised that the Board has approved your request to convert your Vested Entitlements into ordinary Qantas shares.

For information relating to this conversion please see attached draft holding statement.

Please remember that if you wish to dispose of these shares (or any other Qantas shares) you are subject to the requirements set out in the Qantas Employee Share Trading Policy (Insider Trading) which is contained on pages 6-9 of the attached Qantas Code of Conduct and Ethics.

Regards

Terry

Code of Conduct and Ethics Jun 05 .

QANTAS

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

NAME
ADDRESS 1
ADDRESS 2

ASX CODE: **QAN**
SRN: **[SRN]**
TFN: **[Y OR N]**

STATEMENT DATE: **15 FEBRUARY 2006**

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QLTEIP) 2000 AWARD

Note: This statement only records your securities held under the Qantas Long-Term Executive Incentive Plan 2000 Award

DATES OF TRANSACTION	MARKET PRICE ON AWARD	ENTITLEMENTS AWARDED	ENTITLEMENTS VESTED	ENTITLEMENTS LAPSED	TAXABLE VALUE	ENTITLEMENTS CONVERTED	HOLDING BALANCE
24/11/2000[1]	$3.44	[NUMBER]	[NUMBER][2]	[NUMBER][3]			
15/02/2006					[NUMBER X $4.0816][4]	[NUMBER][5]	[NUMBER]

1. The conversion period for Entitlements awarded on 24/11/2000 is from 1/2/2004 to 1/8/2008.
2. 83.667% of your Entitlements awarded on 24/11/2000 vested on 24/11/2003 in accordance with the Terms & Conditions and the 2000/2001 Award Rules.
3. 16.333% of your Entitlements awarded on 24/11/2000 lapsed on 1/7/2005 in accordance with clause 9.1(a) of the Terms & Conditions and the 2000/2001 Award Rules.
4. The Taxable Value of the DSP Shares converted is calculated by using a 7 calendar day VWAP for all Qantas shares traded on the ASX up to and including 15 February 2006 ($4.0816). The amount to be included in assessable income may differ to the Taxable Value if the shares are sold within 30 days of conversion.
5. [NUMBER] of your Entitlements vested were converted into [NUMBER] Qantas Shares on 15/2/2006, calculated in accordance with the formula set out in clause 8.3 of the Terms & Conditions.

Please refer to the People section of the Qantas Intranet (http://qfintranet.qantas.com.au/people/remben.html – click on the Executive Remuneration link) or contact the Qantas Share Registry for copies of additional documentation which comprises of the following:

- Qantas Long-Term Executive Incentive Plan Rules for the 2000/2001 Award; and
- Qantas Long-Term Executive Incentive Plan Terms & Conditions.

You should seek independent professional advice in relation to your participation in the Qantas Long-Term Executive Incentive Plan.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

NAME
ADDRESS 1
ADDRESS 2

ASX CODE:	**QAN**
SRN:	**[SRN]**
TFN:	**[Y OR N]**

STATEMENT DATE: 15 FEBRUARY 2006

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QLTEIP) SPECIAL AWARD

Note: This statement only records your securities held under the Qantas Long-Term Executive Incentive Plan Special Award

DATES OF TRANSACTION	MARKET PRICE ON AWARD	ENTITLEMENTS AWARDED	ENTITLEMENTS VESTED	ENTITLEMENTS LAPSED	TAXABLE VALUE	ENTITLEMENTS CONVERTED	HOLDING BALANCE
21/2/2001[1]	$3.62	[NUMBER]	[NUMBER][2]	[NUMBER][3]			
15/02/2006					[NUMBER X $4.0816][4]	[NUMBER][5]	[NUMBER]

1. The conversion period for Entitlements awarded on 21/2/2001 is from 1/8/2004 to 1/2/2009.
2. 83.667% of your Entitlements awarded on 21/2/2001 vested on 24/11/2003 in accordance with the Terms & Conditions and the 2000/2001 Award Rules.
3. 16.333% of your Entitlements awarded on 21/2/2001 lapsed on 1/7/2005 in accordance with clause 9.1(a) of the Terms & Conditions and the 2000/2001 Award Rules.
4. The Taxable Value of the DSP Shares converted is calculated by using a 7 calendar day VWAP for all Qantas shares traded on the ASX up to and including 15 February 2006 ($4.0816). The amount to be included in assessable income may differ to the Taxable Value if the shares are sold within 30 days of conversion.
5. [NUMBER] of the Entitlements vested were converted into [NUMBER] Qantas Shares on 15/2/2006, calculated in accordance with the formula set out in clause 8.3 of the Terms & Conditions.

Please refer to the People section of the Qantas Intranet (http://qfintranet.qantas.com.au/people/remben.html – click on the Executive Remuneration link) or contact the Qantas Share Registry for copies of additional documentation which comprises of the following:

- Qantas Long-Term Executive Incentive Plan Rules for the 2000/2001 Award; and
- Qantas Long-Term Executive Incentive Plan Terms & Conditions.

You should seek independent professional advice in relation to your participation in the Qantas Long-Term Executive Incentive Plan.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION

QANTAS

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: 1800 177 747 (Toll free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

NAME
ADDRESS 1
ADDRESS 2

ASX CODE: QAN
SRN: [SRN]
TFN: [Y OR NO]

STATEMENT DATE: 15 FEBRUARY 2006

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QLTEIP) KEVIN BROWN AWARD

Note: This statement only records your securities held under the Qantas Long-Term Executive Incentive Plan Kevin Brown Award

DATES OF TRANSACTION	MARKET PRICE ON AWARD	ENTITLEMENTS AWARDED	ENTITLEMENTS VESTED	TAXABLE VALUE	ENTITLEMENTS CONVERTED	HOLDING BALANCE
6/12/2001[1]	$3.25	[NUMBER]	[NUMBER][2]			
15/02/2006				[NUMBER X $4.0816][3]	[NUMBER][4]	[NUMBER]

1. The conversion period for Entitlements awarded on 6/12/2002 is from 1/2/2005 to 1/8/2009.
2. 50% of your Entitlements awarded on 6/12/2001 vested on 31/12/2005 in accordance with the Terms & Conditions and the Kevin Brown Award Rules.
3. The Taxable Value of the DSP Shares converted is calculated by using a 7 calendar day VWAP for all Qantas shares traded on the ASX up to and including 15 February 2006 ($4.0816). The amount to be included in assessable income may differ to the Taxable Value if the shares are sold within 30 days of conversion.
4. [NUMBER] of these Entitlements were converted into [NUMBER] Qantas Shares on 15/2/2006, calculated in accordance with the formula set out in clause 8.3 of the Terms & Conditions.

Please refer to the People section of the Qantas Intranet (http://qfintranet.qantas.com.au/people/remben.html – click on the Executive Remuneration link) or contact the Qantas Share Registry for copies of additional documentation which comprises of the following:

- Qantas Long-Term Executive Incentive Plan Terms & Conditions (NB – a copy of the Kevin Brown Award Rules are attached).

You should seek independent professional advice in relation to your participation in the Qantas Long-Term Executive Incentive Plan.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

QANTAS
Policy Manual

QANTAS CODE OF CONDUCT AND ETHICS

Overview

Introduction 1.1 The Qantas Code of Conduct and Ethics (Code) governs Qantas commercial operations and the conduct of Directors, employees, consultants and all other people when they represent Qantas.

In this Code 1.2 This Code deals with:

- General Principles
- Annual Statement of Compliance
- Compliance with Laws and Regulations
- Political Contributions
- Unacceptable Payments
- Giving or Receiving Gifts
- Protection of Qantas Assets
- Proper Accounting
- Dealing with Auditors
- Unauthorised Public Statements
- Conflict of Interest
- Use of Inside Information
- Qantas Employee Share Trading Policy (Insider Trading)

General Principles

Compliance with Laws 2.1 Qantas, its subsidiaries and associated entities, Directors, employees, consultants and all other people when they represent Qantas are expected to comply, at all times, with all laws governing its Australian and international operations. They are also expected to conduct Qantas operations in keeping with the highest legal, moral and ethical standards.

Performance of Duties by Employees 2.2 All Directors and employees of Qantas, its subsidiaries and associated companies ("Qantas Employees") must conduct the business of Qantas with the highest level of ethics and integrity in relation to customers, suppliers, competitors, each other and all others with whom they deal.

2.3 Qantas Employees must act:

i. ethically, honestly, responsibly and diligently;
ii. in full compliance with the letter and spirit of the law and this Code; and
iii. in the best interest of Qantas.

Breach of the Code	2.4	Any breach of applicable laws, prevailing business ethics or other aspects of this Code will result in disciplinary action. Such disciplinary action may include (depending on the severity of the breach) reprimand, formal warning, demotion or termination of employment.
	2.5	Similar disciplinary action will be taken against any supervisor or manager who directly approves of such action or has knowledge of the action and does not immediately take appropriate remedial action.
	2.6	Breach of applicable laws or regulations may also result in prosecution by the appropriate authorities. Qantas will not pay, directly or indirectly, any penalties imposed on a Director or employee as a result of a breach of law or regulation.
Reporting Breaches of the Code	2.7	All Qantas Employees are requested to report immediately any circumstances which may involve deviation from this Code to an appropriate General Manager, Group General Manager, Executive General Manager, the General Counsel & Company Secretary, Chief Financial Officer, the Chief Executive Officer or the Chairman. It is in the best interests of Qantas for all Qantas Employees to immediately report any observance of a breach of this Code. The internal and external auditors of Qantas are responsible for reviewing the operations of Qantas. Part of this review will be to report to the Board any breaches of this Code which they detect.
Compliance with the Code - Qantas Representatives	2.8	Any Qantas Employee who deals with agents, contractors or consultants who represent Qantas must make them aware of this Code and that Qantas expects them to conduct their business in accordance with this Code. All new or replacement contracts with agents, contractors or consultants must include a clause requiring the agent, contractor or consultant to comply with the "Qantas Code of Conduct".

Statement of Compliance

Certificate of Compliance	3.1	Incorporated in the Half Yearly and Yearly Directors' Questionnaire is a Statement of Compliance with the Qantas Code of Conduct. Members of the Executive Committee and appropriate Senior Management will be required to certify compliance personally and in their area of responsibility.
Reference to Compliance in the Qantas Annual Report	3.2	The Board will include reference to compliance with this Code in the Qantas Annual Report to Shareholders.

Compliance with Laws and Regulations

Qantas Operations – Compliance with Laws	4.1	The operations of Qantas <u>must</u> be conducted in compliance with all laws and regulations applicable in Australia and in the jurisdiction in which operations and activities are being undertaken.
Observing the Letter and Spirit of the Law	4.2	Compliance with the law means observing the letter and spirit of the law as well as managing the business of Qantas so that Qantas and Qantas Employees are recognised as "good corporate citizens" at all times.
Interpretation of Laws	4.3	It is recognised that, in some cases, there may be uncertainty about which laws and regulations are applicable and there may be difficulties in interpretation. In such circumstances, Qantas Employees have access to internal legal advice from the Qantas Legal Department and should seek such advice as is necessary to ensure compliance.

Political Contributions

Board Approval of Political Contributions	5.1	Political contributions (to any government official, political party, political party official, election committee or political candidate) must not be made directly or indirectly on behalf of Qantas without the prior approval of the Board.

Unacceptable Payments

Prohibited Payments	6.1	Bribes, kickbacks, inducements or other illegal payments of any kind must not be made to or for the benefit of any government official (of any country), customer, supplier or any other party in connection with obtaining orders or favourable treatment or for any other purpose.
	6.2	This prohibition extends not only to direct payments but also to indirect payments made in any form through distributors, representatives, consultants, agents or other third parties.
Employees' Responsibilities	6.3	Qantas Employees must not seek or accept any type of compensation, fee, commission or gratuity from a third party in connection with the operations of Qantas.

Giving or Receiving Gifts

Circumstances where Receiving a Gift is Prohibited	7.1	Qantas Employees must not give, seek or accept in connection with the operation of Qantas any gift, entertainment or other personal favour or assistance which goes beyond common courtesies associated with accepted ethical airline and general commercial practice.
Purpose	7.2	The purpose of paragraph 7.1 is to ensure that the offer or acceptance of a gift cannot create an obligation or be construed or used by others to allege favouritism, discrimination, collusion or similarly unacceptable practices by Qantas.
Interpretation	7.3	For avoidance of doubt, any gift received by a Qantas Employee (or series of gifts from the one party) which might, as a matter of judgement, fall outside paragraph 7.1, must be reported to the General Counsel & Company Secretary with full details of the background of the gift.

Protection of Qantas Assets

Employees' Responsibilities	8.1	Qantas Employees are responsible for taking all prudent steps to ensure the protection of Qantas assets and resources. In particular, Qantas Employees should take care to minimise the possibility of theft of Qantas property by any person.
Assets used for Qantas Purpose only	8.2	Qantas Employees must ensure that Qantas assets and resources are used only for the purposes of Qantas and in accordance with appropriate authorisations.

Proper Accounting

Accounting Records	9.1	Qantas Employees must ensure that all Qantas accounting records accurately and fairly reflect, in reasonable detail, the underlying transactions and all Qantas assets, liabilities and any disposal of Qantas assets.
Maintenance of Accounting Records	9.2	Accounting records must be maintained in accordance with Generally Accepted Accounting Principles and the Financial and Accounting Policies issued by Qantas.

Dealing with Auditors

Co-operation with Internal and External Auditors	10.1	Qantas Employees must fully co-operate with the internal and external auditors of Qantas.
Employees' Responsibilities	10.2	Qantas Employees must not make a false or misleading statement to the internal or external auditors of Qantas and must not conceal any relevant information from the internal or external auditors of Qantas.

Unauthorised Public Statements

Unauthorised Statements	11.1	Qantas Employees must not, without authority, directly or indirectly state that they are representing Qantas or its public position in respect of any matter.
Unauthorised Activity	11.2	Qantas Employees must not directly or indirectly engage in any activity which could by association cause Qantas public embarrassment or other damage.

Conflict of Interest

Use of Position for Personal Benefit	12.1	Qantas Employees must not use their position for personal benefit independent from the business of Qantas or to benefit any other business or person.
Taking Advantage of Property	12.2	Qantas Employees must not take advantage of any property or information belonging to Qantas, or opportunities arising from those, for personal benefit independent from the business of Qantas or to benefit any other business or person.
Interest in Competitor or Supplier	12.3	No Qantas Employee, or any family member or companion over which the Qantas Employee has influence, may directly or indirectly have an equity interest in, or have a significant beneficial connection with, any business or individual which competes with or is a supplier to Qantas without the prior written consent of the Chief Executive Officer or his nominee. (The above prohibition would normally be waived in relation to employment by a competitor under normal commercial terms in non-commercially sensitive positions.)

Outside Business Activity	12.4	Qantas Employees must not engage directly or indirectly in any outside business activity involving commercial contact with, or work for the benefit of, Qantas commercial customers, suppliers or competitors without the prior written consent of the Chief Executive Officer or his nominee.
Listed Entity Exception	12.5	Ownership of shares in a listed entity which deals with or competes with Qantas is not a violation of this Code provided the Qantas Employee does not directly or indirectly own more than 1% of the shares in the listed entity.

Use of Inside Information

Non Disclosure of Confidential Information	13.1	Qantas Employees must not disclose confidential Qantas information to any third party without the prior consent of an appropriate member of the Qantas Executive Committee, or if required by law.
Confidential Qantas Documents	13.2	Qantas Employees must maintain the confidentiality of all Qantas documents and must not disclose any information contained within the documents to any third party without the prior consent of an appropriate member of the Qantas Executive Committee or if required by law (following advice from the Qantas Legal Department).
Personal Gain	13.3	Qantas Employees must not use Qantas information for the purpose of directly or indirectly obtaining personal gain.

Qantas Employee Share Trading Policy (Insider Trading)

Introduction	14.1	The Corporations Act of Australia, and the laws of other countries in which the Qantas Group operates, contain provisions which prohibit a person in possession of material, non-public information relating to a company from dealing in any way with shares, options or other securities issued by that company or issued or created over the company's securities by third parties ("securities"). The Qantas Employee Share Trading Policy (the "Insider Trading Policy") sets guidelines designed to protect Qantas and Qantas Employees from intentionally or unintentionally breaching these Laws.
The Law	14.2	The principal insider trading prohibition in Australian Law is contained in section 1043A of the Corporations Act. Section 1043A **prohibits** a person (an "insider") who is in possession of information relating to Qantas that is not generally available but, if the information was *generally available* (see para

14.5), a reasonable person would expect that information to have a *material effect* (see para 14.6) on the price or value of Qantas securities ("Material Non-Public Information") from:

i. applying for, acquiring, disposing of or entering into an agreement to apply for, acquire or dispose of Qantas securities;
ii. procuring another person to apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities; or

iii. directly or indirectly communicating the Material Non-Public Information to another person when the insider knows, or ought reasonably to know, that the other person would or would be likely to:

   a. apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities; or
   b. procure another person to apply for, acquire, dispose of or enter into an agreement to apply for, acquire or dispose of Qantas securities.

Available Information

14.3 Information relating to Qantas would be considered to be *generally available* after it has been released to the Australian Stock Exchange and the Exchange has fully disseminated that information to the market.

Information having a Material effect on Qantas Securities

14.4 A reasonable person would be taken to expect information to have a *material effect* on the price of Qantas securities if that information would, or would be likely to, influence persons who commonly invest in securities in deciding whether or not to acquire or dispose of Qantas securities.

Determining Material Non-Public Information

14.5 Determining what is Material Non-Public Information is subjective. It would, as an indication, most likely include (but not be restricted to) the following types of information:

i. financial results and operational statistics;
ii. budgeted or forecasted financial results;
iii. an increase or decrease in dividends;
iv. proposals to raise additional equity or borrowings;
v. under subscriptions or over subscriptions to an issue;
vi. proposed acquisitions, mergers, sales, joint ventures or takeovers;
vii. information about Qantas business plans, investment proposals or asset purchases or sales;
viii. beneficial ownership of securities obtained under Part 6C.2 of the Corporations Act;
ix. commencement of or major developments in litigation or other regulatory matters;
x. the occurrence of a material accident involving Qantas personnel or facilities;
xi. material information relating to operation or airworthiness of Qantas aircraft;
xii. decisions of Australian or overseas regulatory authorities in

relation to the business of Qantas;

xiii. material information affecting a significant customer or supplier;

xiv. the entry into or termination of a major contract;

xv. significant events affecting or relating to the operation of any Qantas Group Company or joint venture;

xvi. change in Qantas' accounting policy;

xvii. proposal to change the independent external auditor of Qantas;

xviii. change of significant investors attitudes to investment in Qantas;

xix. any rating (or change to a rating) applied by a rating agency;

xx. related party agreements;

xxi. the appointment, retirement, health or capacity of any Director or Executive General Manager;

xxii. the entry into employment agreements with key Executives, or obligations under those agreements (disclosure to the market should include a summary of the main elements and terms of the agreement, including termination entitlements); or

xxiii. if the independent status of a Director is lost.

Insider Trading Policy

14.6 The confidentiality of Material Non-Public Information must be strictly maintained within Qantas by all persons who have access to that information, regardless of title or position. No Qantas Employee shall disclose such Information, except on a need-to-know basis, inside or outside of Qantas.

Employees in Possession of Material Non-Public Information

14.7 Qantas Employees, must not purchase or sell Qantas securities while in possession of Material Non-Public Information.

Qantas Employees in possession of Material Non-Public Information must not cause or procure a third party to deal in the securities of Qantas.

Notice of Intent to Deal in Qantas Securities

14.8 Directors and members of the Executive Committee are routinely in possession of Material Non-Public Information (which, if generally available would, or would be likely to, influence persons who commonly invest in securities in deciding whether or not to subscribe for, buy or sell Qantas securities). As such, they (or any family member or associate over whom they have influence) are prohibited from dealing in Qantas securities without providing the Chief Executive Officer or his nominee with prior written notice of their intent to deal in Qantas securities. The notice must include a statement that they do not believe they are in possession of any Material Non-Public Information. (Directors must notify the Chairman and the Chairman must notify the Board.) A notice procedure will be issued to these Directors and executives.

Directors and members of the Qantas Executive Committee must confirm with the Chairman or Chief Executive Officer (as appropriate) (and the Chairman must notify the Board) that the trading has occurred.

Breach of Insider Trading Policy

14.9 **Notwithstanding the provisions of disciplinary action contained in General Principles, failure to comply with this INSIDER TRADING Policy by any Qantas Employee constitutes cause for immediate dismissal by Qantas.**

In addition, a breach of the prohibitions contained in the Corporations Act is a criminal offence punishable by imprisonment for up to five years, a fine of up to A$220,000 or both.

Interpretation of this Code

14.10 Any questions relating to the interpretation or enforcement of this Code should be forwarded to the General Counsel & Company Secretary.

QANTAS

1 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Qantas Airways Limited

Please find enclosed the following forms for filing:

- a Form 484 – Change to Company Details – Section C2 Issue of Shares; and
- a Form 909 – Office at Which Register is Kept.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 9954 during business hours.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Receipt Acknowledged

SENDER TO KEEP
LIFT & PEEL CN2849797

for Australian Securities and Investments Commission

QANTAS

1 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Qantas Airways Limited

Please find enclosed the following forms for filing:

- a Form 484 – Change to Company Details – Section C2 Issue of Shares; and
- a Form 909 – Office at Which Register is Kept.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 9954, during business hours.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Receipt Acknowledged

for Australian Securities and Investments Commission

ASIC registered agent number	115
lodging party or agent name	Janine Louise Rolfe
office, level, building name or PO Box no	Qantas Centre, Building A, Level 9
street number & name	203 Coward Street
suburb/city	Mascot state/territory NSW postcode 2020
telephone	(02) 9691 4262
facsimile	(02) 9691 3339
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **909**

Notification of
office at which register is kept

Corporations Act 2001
100(1)(d), **172**, **271**, **1302**(4)
601CZC

company name	Qantas Airways Limited
A.C.N.	16 009 661 901

Details of Register

- [x] Register of members
- [ ] Register of options
- [ ] Register of charges
- [ ] Register of holders of debentures
- [ ] Register of debenture holders for non-companies

Details of change

- [ ] change from registered office — date of change (d/m/y) / /
- [ ] change from principal place of business — date of change (d/m/y) / /
- [x] change from other address — date of change (d/m/y) / /

Details of other address where changed from:

at the office of	Link Market Services Limited
office, level, building name	Level 8
street number & name	580 George Street
suburb/city	Sydney state/territory NSW postcode 2000

New address

at the office of	Link Market Services Limited
office, level, building name	Level 12
street number & name	680 George Street
suburb/city	Sydney state/territory NSW postcode 2000

Does the company occupy these premises? ☐ yes ☒ no

If NO, name of occupier: Link Market Services Limited

occupier's consent (Tick box to assent to statement required by subsection 100(1)(d)

- [x] The occupier of the premises has consented in writing to the use of the new address as the place for keeping of the register and has not withdrawn that consent.

Signature

print name Brett Stuart Johnson capacity Company Secretary

sign here [signature] date 24 / 02 / 2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 10 mins

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Rolfe

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,053,015	$3.991	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

15/02/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

LINK
MARKET SERVICES

Link Market Services Limited
ABN 54 083 214 537

Level 8
580 George Street
Sydney NSW 2000
Australia

8 February 2006

Ms M Jones
Public Company, Qantas
Building A/9
203 Coward Street
MASCOT NSW 2020

Dear Ms Jones

Occupiers Consent – Section 100 (1) (d)

Link Market Services Limited (Link) acts as the share registrar for Qantas Airways Limited (Qantas).

Link consents to Qantas providing Link's address, being Level 12, 680 George Street, Sydney NSW 2000, as the address that Qantas' Register of members is kept.

If you have any queries with respect to the above please contact me on the number provided below.

Yours sincerely

Veronica Houlton
Client Relationship Manager
Link Market Services Limited
02 8280 7264

Assistant Company Secretary
Cassandra Hamlin

QANTAS

7 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Qantas Airways Limited

Please find enclosed the following Forms for filing for Qantas Airways Limited;

- a Form 484- B1 Cease Company Officeholder and B2 Appoint Company Officeholder; and
- a Form 379 – Suppression of Residential Address.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

SENDER TO KEEP
CN2849796

for Australian Securities and Investments Commission

Assistant Company Secretary
Cassandra Hamlin

QANTAS

7 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Qantas Airways Limited

Please find enclosed the following Forms for filing for Qantas Airways Limited;

- a Form 484- B1 Cease Company Officeholder and B2 Appoint Company Officeholder; and
- a Form 379 – Suppression of Residential Address.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Qantas Airways Limited

Refer to guide for information about corporate key

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
07/03/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
0 3 / 0 3 / 0 6
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Rolfe
Given names: Janine Louise

Date of birth
0 6 / 1 0 / 7 7
[D D] [M M] [Y Y]

Place of birth (town/city): Newcastle
(state/country): New South Wales

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/city)
(state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
1 5 / 0 2 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Hamlin
Given names: Cassandra Jane

Date of birth
0 3 / 0 8 / 7 1
[D D] [M M] [Y Y]

Place of birth (town/city): Sydney
(state/country): New South Wales

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name: Harvey
Given names: Cassandra Jane

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 203 Coward Street

Suburb/City: Mascot
State/Territory: New South Wales

Postcode: 2020
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
    /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)
Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)
Family name | Given names

Residential address

The residential address of the appointed officeholder is
Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)
Family name | Given names

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission

Form 379
Corporations Act 2001

Application for suppression of residential address

Related form:
378 Application to use an alternative address

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Personal details

Name

Provide full given names, not initials

Family name
Hamlin

Given names
Cassandra Jane

Date of birth
03/08/71
[D D] [M M] [Y Y]

Place of birth (town/city)
Sydney

(state/country)
New South Wales

Former name
Eg change by deed poll or marriage

Family name
Harvey

Given names
Cassandra Jane

2 Application

I am entitled to have an alternative address included in notices or applications under subsections 5H(2), 117(2), 205B(1), (2) or (4) because: (tick the appropriate box)

A [x] My name, but not my residential address, IS on an electoral roll under the Commonwealth Electoral Act 1918, as I have been granted 'silent enrolment' under Section 104 of that Act by the Australian Electoral Commission (AEC)

Attach a copy of the AEC's letter confirming silent enrolment status.

B [ ] My name IS NOT on an electoral roll under the Commonwealth Electoral Act 1918 and ASIC has determined in writing under paragraph 205D(2)(b) that I am entitled to have an alternative address.

Lodge a Form 378 ***Application to use an alternative address*****, statutory declaration with lodging fee of $33.00.**

Note: Completed Forms 378, 379 and any attachments are **not** *available for public inspection.*

3 Addresses

Usual residential address or change to usual residential address

Unit, floor, building name

Street number and Street name: 117 Arcadia Avenue

Suburb/City: Gymea Bay

State/Territory: New South Wales

Postcode: 2227

Country (if not Australia)

Alternative address or change to alternative address

Unit, floor, building name

Street number and Street name: 203 Coward Street

Suburb/City: Mascot

State/Territory: NSW

Postcode: 2020

Signature

I certify that the information given on this form is true and complete.

Name: Cassandra Jane Hamlin

Signature: CHamlin

Date signed: 23/02/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Attention: Alternative Address Officer
Australian Securities & Investments Commission
Information Processing Centre
PO Box 4000
Gippsland Mail Centre VIC 3841
Mark your envelope **"PRIVATE & CONFIDENTIAL"**

or

your nearest ASIC Service Centre

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. 7E0638510

Lodgement date/time: 07-03-2006 16:42:49
Reference Id: 73213864

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
QANTAS AIRWAYS LIMITED
Australian Company Number (ACN)
009 661 901

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
QANTAS AIRWAYS LIMITED
ASIC registered agent number (if applicable)
115

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRETT STUART JOHNSON
Capacity
Secretary
Signature

Date signed
07-03-2006

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Secretary - Cessation Date: 03-03-2006

The name of the ceased officeholder is:

Given names **JANINE LOUISE**

Family name **ROLFE**

Birth Details

Date of Birth **06-10-1977**

City/town of Birth **NEWCASTLE**

State (if born in Australia) **NSW**

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 15-02-2006

The name of the appointed officeholder is:

Given names **Cassandra Jane**

Family name **HAMLIN**

Birth Details

Date of Birth **03-08-1971**

City/town of Birth **Sydney**

State (if born in Australia) **NSW**

Country of Birth **Australia**

Former name(s)

The previous name(s) was/were:

HARVEY, Cassandra Jane

Residential Address

Address

**203 Coward Street, Mascot, NSW, 2020
Australia**

ASIC

Australian Securities & Investments Commission

Forms Manager

Registered Agents

Form 484
▸ Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73213864

Print form

Finish form later
Home - Forms Manager
Log off

Help
Email help
How this works
Technical FAQ

Links
Search ASIC
Search ABR

Confirmation of Form Submission

Your document was submitted for validation to ASIC on 07/03/2006 at 16:42:49.

Next

ASIC Home | Privacy Statement | Conditions of use | Feedback

ASIC Australian Securities & Investments Commission

Forms Manager Registered Agents

Form 484
✓ Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73213864

Print form

Finish form later
Home - Forms Manager
Log off

Help
Email help
How this works
Technical FAQ

Links
Search ASIC
Search ABR

Statutory Fees Advice

Your form has been accepted by ASIC on 07/03/2006 at 16:42:49 and there are no fees payable.

Next

ASIC Home | Privacy Statement | Conditions of use | Feedback

Assistant Company Secretary
Cassandra Hamlin

QANTAS

14 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form RA01 Notification to register, change details of, or cease as an agent.

Please find enclosed for filing the above form for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

CHamlin

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

SENDER TO KEEP
LIFT & PEEL CN2849803

oneworld

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

qantas.com

Assistant Company Secretary
Cassandra Hamlin

14 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form RA01 Notification to register, change details of, or cease as an agent.

Please find enclosed for filing the above form for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

C Hamlin

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form RA01
Corporations Act 2001

Notification to register, change details of, or cease as an agent

This form is used to register as an agent with ASIC, to change agent details or to cease as an agent with ASIC.

Related forms:
361 - Notification of a registered agent ceasing to act for a company

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

1 Type of notification

New agents registering with ASIC will be allocated a registered agent number.

If a lodging party wishes to have multiple contact addresses and contact persons, a registered agent number will need to be obtained for each. Once registered as an agent, it is only necessary to show the registered agent name and number when lodging documents with ASIC – a full address will not be required.

A registered agent cannot nominate the companies that they act for – companies must nominate their registered agent.

A ceased agent will no longer be identified as representing a company, or companies.

Tick one box

- [ ] Register as an agent
- [x] Change details of an agent
- [ ] Cease as an agent

2 Registered agent details

Registered agent number
(New applicants do not complete)

ASIC registered agent number: 115

Registered agent name/organisation
(If changed, insert new name here)

ASIC registered agent name:

or organisation: Qantas Airways Limited

ACN (if appropriate): 009 661 901

Contact name: Cassandra Jane Hamlin

Registered agent contact details
An agent may register one postal address, one street address and one contact name.

Postal address

Office, unit, level: Qantas Centre, Building A, Level 9

Street number and Street name: 203 Coward Street

Suburb/City: Mascot

State/Territory: NSW

Postcode: 2020

2 Continued ... Registered agent details

Street address

Is it the same as the postal address?

[x] yes

[ ] no, please supply details

Office, unit, level

Street number and Street name

Suburb/City

State/Territory

Postcode

DX number

DX City/Suburb

Email address (optional)

chamlin@qantas.com.au

Telephone number

02 9691 4262

Fax number

02 9691 3339

Please provide an estimate of the time taken to complete this form.

hrs mins

Signature

Name

Cassandra Jane Hamlin

Signature

Date signed

[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Assistant Company Secretary
Cassandra Hamlin

QANTAS

21 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 379 – Suppression of Residential Address

Please find enclosed a Form 379 for filing for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

LIFT & PEEL SENDER TO KEEP
CN3500323

for Australian Securities and Investments Commission

oneworld

Assistant Company Secretary
Cassandra Hamlin

QANTAS

21 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 379 – Suppression of Residential Address

Please find enclosed a Form 379 for filing for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

CHamlin

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 379
Corporations Act 2001

Application for suppression of residential address

Related form:
378 Application to use an alternative address

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, 203 Coward Street
Mascot, NSW, 2020

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Personal details

Name

Provide full given names, not initials

Family name: Jackson
Given names: Margaret Anne

Date of birth
1 7 / 0 3 / 5 3
[D D] [M M] [Y Y]

Place of birth (town/city): Warragul
(state/country): Victoria

Former name
Eg change by deed poll or marriage

Family name:
Given names:

2 Application

I am entitled to have an alternative address included in notices or applications under subsections 5H(2), 117(2), 205B(1), (2) or (4) because: (tick the appropriate box)

A [ ] My name, but not my residential address, IS on an electoral roll under the Commonwealth Electoral Act 1918, as I have been granted 'silent enrolment' under Section 104 of that Act by the Australian Electoral Commission (AEC)

→ **Attach a copy of the AEC's letter confirming silent enrolment status.**

B [ ] My name IS NOT on an electoral roll under the Commonwealth Electoral Act 1918 and ASIC has determined in writing under paragraph 205D(2)(b) that I am entitled to have an alternative address.

→ **Lodge a Form 378 *Application to use an alternative address*, statutory declaration with lodging fee of $33.00.**

Note: Completed Forms 378, 379 and any attachments are **not** available for public inspection.

3 Addresses

Usual residential address or change to usual residential address

Unit, floor, building name

Street number and Street name

Suburb/City

State/Territory

Postcode
3000

Country (if not Australia)

Alternative address or change to alternative address

Unit, floor, building name
Level 12, "ASIC Approval Number 58"

Street number and Street name
8 Exhibition Street

Suburb/City
Melbourne

State/Territory
Victoria

Postcode
3000

Signature

I certify that the information given on this form is true and complete.

Name
Cassandra Jane Hamlin

Signature
CHamlin

Date signed
21/03/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Attention: Alternative Address Officer
Australian Securities & Investments Commission
Information Processing Centre
PO Box 4000
Gippsland Mail Centre VIC 3841
Mark your envelope **"PRIVATE & CONFIDENTIAL"**

or
your nearest ASIC Service Centre

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot,
NSW, 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
21/03/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Level 12, "ASIC Approval 58"

Street number and Street name
8 Exhibition Street

Suburb/City: Melbourne
State/Territory: Victoria

Postcode: 3000
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
06/03/06
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: Jackson
Given names: Margaret Anne

Date of birth
17/03/53
[D D] [M M] [Y Y]

Place of birth (town/city): Warragul
(state/country): Victoria

2 Family name:
Given names:

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/city):
(state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name:
Given names:

2 Family name:
Given names:

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN
Country of incorporation (if not Australia)

Assistant Company Secretary
Cassandra Hamlin

QANTAS

27 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Re: Form 379 Application for suppression of residential address

Dear Sir/Madam

Pursuant to section 205D(3) of the Corporations Act, please find enclosed a Form 379 – Application for suppression of residential address for Qantas Chairman Margaret Anne Jackson, together with the required correspondence from the Australian Electoral Commission (AEC) confirming the granting of Ms Jackson's silent enrolment status.

This correspondence has been directed to you as Ms Jackson's usual residential address recently changed.

Please note that Ms Jackson has previously been granted silent enrolment status and has previously obtained ASIC approval to use an alternative address. The relevant ASIC approval number is 58.

Could you please acknowledge receipt of this letter by signing and returning the duplicate to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

CHamlin

Cassandra Hamlin
Assistant Company Secretary

LIFT & PEEL SENDER TO KEEP
CN3500361

Receipt Acknowledged

for Australian Securities and Investments Commission

oneworld

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

qantas.com

Assistant Company Secretary
Cassandra Hamlin

QANTAS

27 March 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Re: Form 379 Application for suppression of residential address

Dear Sir/Madam

Pursuant to section 205D(3) of the Corporations Act, please find enclosed a Form 379 – Application for suppression of residential address for Qantas Chairman Margaret Anne Jackson, together with the required correspondence from the Australian Electoral Commission (AEC) confirming the granting of Ms Jackson's silent enrolment status.

This correspondence has been directed to you as Ms Jackson's usual residential address recently changed.

Please note that Ms Jackson has previously been granted silent enrolment status and has previously obtained ASIC approval to use an alternative address. The relevant ASIC approval number is 58.

Could you please acknowledge receipt of this letter by signing and returning the duplicate to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 379
Corporations Act 2001

Application for suppression of residential address

Related form:
378 Application to use an alternative address

Lodgement details

Who should ASIC contact if there is a query about this form?

Name	Cassandra Jane Hamlin
ASIC registered agent number (if applicable)	115
Telephone number	02 9691 4262
Postal address	Qantas Centre, Building A, 203 Coward Street Mascot, NSW, 2020

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Personal details

Name

Provide full given names, not initials

Family name	Given names
Jackson	Margaret Anne

Date of birth
1 7 / 0 3 / 5 3
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Warragul	Victoria

Former name
Eg change by deed poll or marriage

Family name	Given names

2 Application

I am entitled to have an alternative address included in notices or applications under subsections 5H(2), 117(2), 205B(1), (2) or (4) because: (tick the appropriate box)

A [x] My name, but not my residential address, IS on an electoral roll under the Commonwealth Electoral Act 1918, as I have been granted 'silent enrolment' under Section 104 of that Act by the Australian Electoral Commission (AEC)

→ **Attach a copy of the AEC's letter confirming silent enrolment status.**

B [ ] My name IS NOT on an electoral roll under the Commonwealth Electoral Act 1918 and ASIC has determined in writing under paragraph 205D(2)(b) that I am entitled to have an alternative address.

→ **Lodge a Form 378** *Application to use an alternative address*, **statutory declaration with lodging fee of $33.00.**

Note: Completed Forms 378, 379 and any attachments are not available for public inspection.

3 Addresses

Usual residential address or change to usual residential address

Unit, floor, building name:

Street number and Street name: 9 Avalon Road

Suburb/City: Armadale

State/Territory: Victoria

Postcode: 3143

Country (if not Australia):

Alternative address or change to alternative address

Unit, floor, building name:

Street number and Street name:

Suburb/City:

State/Territory:

Postcode:

Signature

I certify that the information given on this form is true and complete.

Name: Cassandra Jane Hamlin

Signature: [signature]

Date signed: 2 7 / 0 3 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Attention: Alternative Address Officer
Australian Securities & Investments Commission
Information Processing Centre
PO Box 4000
Gippsland Mail Centre VIC 3841
Mark your envelope **"PRIVATE & CONFIDENTIAL"**

or
your nearest ASIC Service Centre

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

23/03 2006 19:08 FAX 002/002

ENROLMENT / Silent.Regn.doc

File M

Australian Electoral Commission AEC

Division of Higgins
P O Box 637
MALVERN VIC 3144

☎: 03 9822 4751

Fax: 03 9822 8001

Office Address
1343 Malvern Road, Malvern

CONTACT OFFICER
Neil Manning

ABN 21 133 285 851

Mrs Margaret A Donnazzan
P O Box 3031
PRAHRAN EAST VIC 3181

9 Avalon Road, Armadale 3143

SILENT ENROLMENT REGISTRATION

I have approved your request to have your enrolled address omitted from the electoral roll for the Federal Division of Higgins, State District of Malvern, Local Government Area of Stonnington.

The electronic roll, which is available to the public, will be updated overnight so that from tomorrow only your name and electoral division will appear. Your address will not appear.

Please note that when you vote at a polling place during a Federal Election you will be required to complete a declaration vote, as the polling officials will not be able to check your address on the roll. You should approach the officer-in-charge in the polling place for assistance.

Alternatively, you may have registered as a General Postal Voter (GPV). As a GPV you will be sent ballot material for a postal vote prior to the election. This will allow you to cast your vote by post rather than attend a polling place. Please note this does not apply to Local Government elections.

Please note that if you change address, the Commonwealth Electoral Act requires you to complete all the necessary forms again. (ie change of address form, request for address not to be shown, including statutory declaration attesting to the risks to your safety).

Finally, any other electors registered at your address who do not have silent elector status, may consider this option. Should anyone requiring further information about silent enrolment, or any other Commonwealth electoral matter please contact this office during normal business hours.

Yours sincerely,

Neil Manning
Divisional Returning Officer

Date: 6 December, 2005

ASIC

Assistant Company Secretary
Cassandra Hamlin

QANTAS

5 April 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – C2 Issue of Shares

Please find enclosed for filing a Form 484 for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

SENDER TO KEEP
LIFT & PEEL
CN9306512

oneworld

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

qantas.com.au

Assistant Company Secretary
Cassandra Hamlin

QANTAS

5 April 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – C2 Issue of Shares

Please find enclosed for filing a Form 484 for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Cassandra Hamlin
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 *Special purpose company*

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Qantas Airways Limited

ACN/ABN: 16 009 661 901

Corporate key: 84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Cassandra Jane Hamlin

ASIC registered agent number (if applicable): 115

Telephone number: 02 9691 4262

Postal address: Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet: [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Brett Stuart Johnson

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed: 05/04/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the *share buy-back can* take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	24,308,788	$3.8078	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 5 / 0 4 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

ASSUMPTION DEED made 26 June 2006

BETWEEN:

(1) Qantas Airways Limited ACN 009 661 901 of Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot, New South Wales (the "**Holding Entity**");

(2) Qantas Airways Limited ACN 009 661 901 of Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot, New South Wales (the "**Trustee**");

(3) **Express Ground Handling Pty Limited** ACN 107 638 326; **QDS Richmond Pty Ltd** ACN 092 691 140; and **Express Freighters Australia (Operations) Pty Limited** ACN 119 093 999 each of Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot, New South Wales (each an "**Entity**" and together the "**Entities**").

RECITALS:

(a) The Entities wish to be joined as parties to the Deed of Cross Guarantee.

(b) This Deed is an Assumption Deed as defined in the Deed of Cross Guarantee.

This Deed witnesses as follows:

1. INTERPRETATION

1.1 Definitions

In this Deed, unless the context otherwise requires:

(1) "**Act**" means the *Corporations Act 2001*;

(2) "**Alternative Trustee**" means the company (if any) holding office as alternative trustee under the Deed of Cross Guarantee at the date of this Deed;

(3) "**ASIC**" means the Australian Securities and Investments Commission;

(4) "**Certificate**" in relation an Assumption Deed, means one or more certificates in writing addressed to the Entity, each Group Entity covered by the Deed of Cross Guarantee, the Trustee and any Alternative Trustee and to ASIC which together include statements to the following effect:

(a) that the Deed:

(i) is in exactly the same terms as ASIC Pro Forma 27 except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed

(C) the date has been completed;

(E) in the case where the Deed covers more than one Entity — such variations as are necessary to enable the additional entities to be covered;

(F) in the case where the Deed covers making the trustee of the Deed of Cross Guarantee to which the Assumption Deed relates a member of the Closed Group — such variations as are necessary to enable the Assumption Deed to have that effect;

(b) that, in relation to the execution of the Deed by each party to it that is a company, either:

(i) the Deed appears to be signed in accordance with subsection 127(1) of the Act; or

(ii) the company's common seal appears to have been fixed to the Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the circumstances, is of the opinion that the Deed has been duly executed by each party to it that is not a company;

(c) that the Entity has satisfied all of its obligations under subsections 319(1) and (3) of the Act in relation to the 3 financial years before the first financial year for which the Entity seeks to take advantage of relief under the Class Order; and

(d) that none of the auditor's reports for the financial years referred to in paragraph (c) are qualified;

where:

(e) the certificates referred to in paragraphs (a), (b) and (ba) are given by a lawyer who holds a practising certificate; and

(f) the certificates referred to in paragraphs (c) and (d) are given either by such a lawyer or a registered company auditor;

(5) "**Class Orders**" means ASIC Class Order [CO 98/1418] and Australian Securities Commission Class Orders [CO 91/996], [CO 92/770], [CO 93/1370], [CO 94/1862] and [CO 95/1530];

(6) "**Deed of Cross Guarantee**" means the Deed of Cross Guarantee dated 4 June 2001 entered into between the Group Entities (including the Holding Entity) and the Trustee pursuant to the Class Orders which has been varied by Assumption Deed dated 17 June 2002;

(7) "**Group Entity**" has the same meaning as the term "Group Entity" or "Group Company" (as applicable) in the Deed of Cross Guarantee;

(8) "**Holding Entity**" has the same meaning as the term "Holding Entity" or "Holding Company" in the Deed of Cross Guarantee;

(9) "**lawyer**" has the same meaning as in section 9 of the Act;

(10) "**registered company auditor**" has the same meaning as in section 9 of the Act;

(10) "**registered company auditor**" has the same meaning as in section 9 of the Act;

(11) "**Trustee**" means the company holding office as trustee under the Deed of Cross Guarantee at the date of this Deed; and

(12) if the Entity comprises two or more entities, this Deed is deemed to have separate operation in respect of each of them.

1.2 **Headings**

Headings and subheadings in this Deed are for convenience of reference only, and are to be ignored in the interpretation of this Deed.

2. **OPERATION OF DEED**

This Deed is of no effect until the Holding Entity lodges an original of this Deed with ASIC together with an original of a Certificate relating to this Deed.

3. **ASSUMPTION**

On satisfaction of the condition specified in clause 2:

(i) each Entity is joined to the Deed of Cross Guarantee; and

(ii) each Entity assumes liability under and agrees to be bound by the Deed of Cross Guarantee as if each Entity had on the date of the Deed of Cross Guarantee executed the Deed of Cross Guarantee as a Group Entity.

4. **CONSENT**

The Holding Entity, on behalf of itself and all other Group Entities, and the Trustee consent to the joinder of the Entities to the Deed of Cross Guarantee.

5. **LAW AND JURISDICTION**

5.1 **Governing Law**

This deed is governed by the law of and applicable to New South Wales.

5.2 **Submission to jurisdiction**

The parties agree to submit to the non-exclusive jurisdiction of the courts of New South Wales and any courts which hear appeals from those courts in respect of any proceedings in connection with this Deed.

EXECUTED as a deed

EXECUTED by **Qantas Airways Limited (ACN 009 661 901)**, pursuant to Section 127(1) of the Corporations Act 2001:

Signature of director

Signature of ~~director~~/secretary

PETER GREGG

Name of director

Name of ~~director~~/secretary

EXECUTED by **Qantas Airways Limited (ACN 009 661 901)**, pursuant to Section 127(1) of the Corporations Act 2001:

Signature of director

Signature of ~~director~~/secretary

PETER GREGG

Name of director

Name of ~~director~~/secretary

EXECUTED by **Express Ground Handling Pty Limited (ACN 107 638 326)**, pursuant to Section 127(1) of the Corporations Act 2001:

Signature of director

Signature of director/secretary

Name of director

Name of director/secretary

EXECUTED by **QDS Richmond Pty Ltd (ACN 092 691 140)**, pursuant to Section 127(1) of the Corporations Act 2001:

Signature of director	Signature of director/secretary
BRETT JOHNSON	CASSANDRA HAMLIN
Name of director	Name of director/secretary

EXECUTED by **Express Freighters Australia (Operations) Pty Limited (ACN 119 093 999)**, pursuant to Section 127(1) of the Corporations Act 2001:

Signature of director	Signature of director/secretary
BRETT JOHNSON	CASSANDRA HAMLIN
Name of director	Name of director/secretary

Certificate about form of Assumption Deed
ASIC Class Order 98/1418 paragraph I(iii)

To: Express Ground Handling Pty Limited ACN 107 638 326;
QDS Richmond Pty Ltd ACN 092 691 140; and
Express Freighters Australia (Operations) Pty Limited ACN 119 093 999
(each an "**Entity**" and together the "**Entities**")

ACN 000 199 468 Pty Limited ACN 000 199 468
Airconnex Pty Limited ACN 095 093 011
Airlink Pty Limited ACN 010 812 316
Asia Pacific Distribution Limited ACN 003 696 973
Australian Airlines Express Courier Pty Limited ACN 010 435 202
Australian Airlines Limited ACN 099 625 304
AAL Aviation Limited ACN 008 642 886
Australian Regional Airlines (Qld) Pty Limited ACN 010 795 347
Australian Regional Airlines Pty Limited ACN 006 783 633
Australian Wetleasing Operations Pty Limited ACN 094 477 077
Caterair Airport Services Pty Limited ACN 008 646 302
Denmell Pty Limited ACN 008 636 093
Denmint Pty Limited ACN 008 636 084
Denmost Pty Limited ACN 008 636 100
Denold Pty Limited ACN 008 636 262
Denpen Pty Limited ACN 008 636 271
Denpet Pty Limited ACN 008 636 244
Denpost Pty Limited ACN 008 636 235
Denrac Pty Limited ACN 008 636 226
Densale Pty Limited ACN 008 636 182
Denseed Pty Limited ACN 008 636 155
Denshore Pty Limited ACN 008 636 146
Densip Pty Limited ACN 008 636 137
Densound Pty Limited ACN 008 636 128
Eastern Australia Airlines Pty Limited ACN 001 599 024
Engine No 9 Pty Limited ACN 008 606 997
Express Freighters Australia Limited ACN 003 613 465
First Brisbane Airport Pty Limited ACN 006 912 116
Impulse Airlines Holdings Pty Limited ACN 090 590 024
Impulse Airlines Australia Pty Limited ACN 090 379 285
Impulse Communications Pty Limited ACN 003 901 353
Jetstar Airways Pty Limited ACN 069 720 243
Mitokal Pty Limited ACN 008 658 722
oneworld Handling Services Pty Limited ACN 008 606 960
Q.H. Tours Limited ACN 001 262 433
Qanfad Pty Limited ACN 071 955 578
Qanlease Limited ACN 064 157 839
Qantair Limited ACN 000 090 639
Qantas Airline Systems and Research Limited ACN 055 910 962
Qantas Airways Limited ACN 009 661 901 (Holding Entity)
Qantas Defence Services Pty Limited ACN 090 673 466
Qantas Flight Catering Holdings Limited ACN 003 836 440
Qantas Flight Catering Limited ACN 003 530 685
Qantas Holidays Limited ACN 003 836 459
Qantas Information Technology Limited ACN 000 005 372
QH Cruises Pty Limited ACN 003 895 556
Second Brisbane Airport Pty Limited ACN 006 912 072
Snap Fresh Pty Limited ACN 092 536 475
Southern Australia Airlines Pty Limited ACN 006 604 217
Star Handling Services Pty Limited ACN 010 434 296

Sunstate Airlines (Qld) Pty Limited ACN 009 734 703
TAA Aviation Pty Limited ACN 008 596 825
(the "**Group Entities**" covered by the Deed of Cross Guarantee)

Qantas Airways Limited ACN 009 661 901
(the "**Trustee**")

AAL Aviation Limited ACN 008 642 886
(the "**Alternative Trustee**")

Australian Securities & Investments Commission

I, Bruce Macdonald, of 225 George Street, Sydney, in the State of New South Wales, certify that:

1. I am a Partner of Blake Dawson Waldron, the solicitiors for Qantas Airways Limited. I am a duly qualified legal practitioner and I hold a current practising certificate.

2. I refer to an Assumption Deed dated 26 June 2006 between Qantas Airways Limited ACN 009 661 901 as Holding Entity and Trustee, and Express Ground Handling Pty Limited ACN 107 638 326, QDS Richmond Pty Ltd ACN 092 691 140 and Express Freighters Australia (Operations) Pty Limited ACN 119 093 999 as the Entities (**Assumption Deed**) joining the Entities to a Deed of Cross Guarantee dated 4 June 2001 (**Deed of Cross Guarantee**) as amended by an Assumption Deed dated 17 June 2002.

3. I certify that the Assumption Deed is in exactly the same terms as ASIC Pro Forma 27 except for the following:

   (a) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

   (b) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

   (c) the date has been completed;

   (d) the headnote, the headings before the headnote and any editorial notes have been omitted; and

   (e) such variations as are necessary to enable the additional entities to be covered by the Assumption Deed.

4. I also certify that, in relation to the execution of the Assumption Deed by each party to it that is a company, either:

   (a) the Assumption Deed appears to be signed in accordance with subsection 127(1) of the *Corporations Act 2001* (Cth); or

   (b) the company's common seal appears to have been fixed to the Assumption Deed, and the fixing of the seal appears to have been witnessed, in accordance with subsection 127(2) of the *Corporations Act 2001* (Cth),

and I do not know and have no reason to suspect that the Assumption Deed has not been duly executed by the company.

Print Name: Bruce Macdonald

Sign here: ....

Capacity: Legal practitioner

Date: 30 June 2006

KPMG

10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

ABN: 51 194 660 183
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

Certificate about Accounting Matters for Assumption Deed
ASIC Class Order 98/1418 paragraph I(iii)

To: Express Ground Handling Pty Limited ACN 107 638 326;
QDS Richmond Pty Ltd ACN 092 691 140; and
Express Freighters Australia (Operations) Pty Limited ACN 119 093 999
(each an "**Entity**" and together the "**Entities**")

ACN 000 199 468 Pty Limited ACN 000 199 468
Airconnex Pty Limited ACN 095 093 011
Airlink Pty Limited ACN 010 812 316
Asia Pacific Distribution Limited ACN 003 696 973
Australian Airlines Express Courier Pty Limited ACN 010 435 202
Australian Airlines Limited ACN 099 625 304
AAL Aviation Limited ACN 008 642 886
Australian Regional Airlines (Qld) Pty Limited ACN 010 795 347
Australian Regional Airlines Pty Limited ACN 006 783 633
Australian Wetleasing Operations Pty Limited ACN 094 477 077
Caterair Airport Services Pty Limited ACN 008 646 302
Denmell Pty Limited ACN 008 636 093
Denmint Pty Limited ACN 008 636 084
Denmost Pty Limited ACN 008 636 100
Denold Pty Limited ACN 008 636 262
Denpen Pty Limited ACN 008 636 271
Denpet Pty Limited ACN 008 636 244
Denpost Pty Limited ACN 008 636 235
Denrac Pty Limited ACN 008 636 226
Densale Pty Limited ACN 008 636 182
Denseed Pty Limited ACN 008 636 155
Denshore Pty Limited ACN 008 636 146
Densip Pty Limited ACN 008 636 137
Densound Pty Limited ACN 008 636 128
Eastern Australia Airlines Pty Limited ACN 001 599 024
Engine No 9 Pty Limited ACN 008 606 997
Express Freighters Australia Limited ACN 003 613 465
First Brisbane Airport Pty Limited ACN 006 912 116
Impulse Airlines Holdings Pty Limited ACN 090 590 024
Impulse Airlines Australia Pty Limited ACN 090 379 285
Impulse Communications Pty Limited ACN 003 901 353
Jetstar Airways Pty Limited ACN 069 720 243
Mitokai Pty Limited ACN 008 658 722
oneworld Handling Services Pty Limited ACN 008 606 960
Q.H. Tours Limited ACN 001 262 433
Qanfad Pty Limited ACN 071 955 578
Qanlease Limited ACN 064 157 839
Qantair Limited ACN 000 090 639
Qantas Airline Systems and Research Limited ACN 055 910 962
Qantas Airways Limited ACN 009 661 901 (Holding Entity)
Qantas Defence Services Pty Limited ACN 090 670 466
Qantas Flight Catering Holdings Limited ACN 003 836 440
Qantas Flight Catering Limited ACN 003 530 885
Qantas Holidays Limited ACN 003 836 459

Qantas Information Technology Limited ACN 000 005 372
QH Cruises Pty Limited ACN 003 895 556
Second Brisbane Airport Pty Limited ACN 006 912 072
Snap Fresh Pty Limited ACN 092 536 475
Southern Australia Airlines Pty Limited ACN 006 604 217
Star Handling Services Pty Limited ACN 010 434 296

Sunstate Airlines (Qld) Pty Limited ACN 009 734 703
TAA Aviation Pty Limited ACN 008 596 825
(the "**Group Entities**" covered by the Deed of Cross Guarantee)

Qantas Airways Limited ACN 009 661 901
(the "**Trustee**")

AAL Aviation Limited ACN 008 642 886
(the "Alternative Trustee")

Australian Securities & Investments Commission

I, Mark Epper, of 10 Shelley Street, Sydney, New South Wales, 2000 certify that:

1. I am a Partner of KPMG which is the auditor for Qantas Airways Limited. I am a registered company auditor.

2. I refer to an Assumption Deed dated 26 June 2006 between Qantas Airways Limited ACN 009 661 901 as Holding Entity and Trustee, and Express Ground Handling Pty Limited ACN 107 638 326, QDS Richmond Pty Ltd ACN 092 691 140 and Express Freighters Australia (Operations) Pty Limited ACN 119 093 999 as the Entities (**Assumption Deed**) joining the Entities to a Deed of Cross Guarantee dated 4 June 2001 (**Deed of Cross Guarantee**) as amended by an Assumption Deed dated 17 June 2002.

3. I certify that:

   (a) Express Ground Handling Pty Limited ACN 107 638 326 has satisfied all of its obligations under subsections 319(1) and (3) of the *Corporations Act 2001* (Cth) in relation to the financial period ended 30 June 2005, which is the first financial period the Entity was required to prepare an annual report per subsection 319 of the *Corporations Act 2001* (Cth). The financial year ending 30 June 2006 is the first financial year for which the Entity seeks to take advantage of relief under ASIC Class Order 98/1418;

   (b) QDS Richmond Pty Ltd ACN 092 691 140 and Express Freighters Australia (Operations) Pty Limited ACN 119 093 999, are both classified as small propriety companies. As per subsection 319(2) of the *Corporations Act 2001* (Cth)), subsections 319(1) and (3) of the *Corporations Act 2001* (Cth) does not apply to these companies; and

   (c) The auditor's report for Express Ground Handling Pty Limited ACN 107 638 326 for the financial period ended 30 June 2005 is unqualified.

Name: Mark Epper | Capacity: Partner of KPMG, Registered Company Auditor

Signature | Date: [illegible]

Statement of Directors

ASIC Class Order 98/1418 paragraph o(i)

Companies:

Name	**ABN/ACN**
Express Ground Handling Pty Limited	19 107 638 326
Express Freighters Australia (Operations) Pty Limited	119 093 999
QDS Richmond Pty Limited	58 092 691 140

The same persons are the directors of each of the above companies.

In the opinion of the directors of the companies listed above immediately prior to the execution by the companies on 26 June 2006 of an Assumption Deed to join each company listed above to the Deed of Cross Guarantee of the holding entity, Qantas Airways Limited ACN 009 661 901 dated 4 June 2001 (as varied by Assumption Deed dated 17 June 2002) substantially in the form of the Australian Securities & Investments Commission Pro Forma 27 there were reasonable grounds to believe that the companies would be able to pay its debts as and when they become due and payable.

Name: Brett Johnson Capacity: Director

.... Date: 30 June 2006

Name: Peter Gregg Capacity: Director

.... Date: 30 June 2006

DEED OF VARIATION OF DEED OF CROSS GUARANTEE made 26 June 2006

BETWEEN:

(1) **Qantas Airways Limited** (ACN 009 661 901) (**Qantas**);

(2) **AAL Aviation Limited** (ACN 008 642 886) (**AAL**); and

(3) Each entity named in the Schedule to this Deed (each a **Group Entity** and together the **Group Entities**)

RECITALS

(a) Qantas is the Holding Entity under the Deed of Cross Guarantee and also holds office as trustee under the Deed of Cross Guarantee at the date of this Deed.

(b) AAL holds office as alternative trustee under the Deed of Cross Guarantee at the date of this Deed.

(c) The Group Entities (including Qantas and AAL) comprise all the parties to the Deed of Cross Guarantee in existence at the date of this Deed.

(d) As permitted by paragraph s(iv) of the Class Order, the Group Entities wish to vary the Deed of Cross Guarantee to reflect certain amendments of the ASIC Pro Forma *Deed of Cross Guarantee* (ASIC Pro Forma 24) made by ASIC.

THIS DEED WITNESSES as follows:

1. **INTERPRETATION**

1.1 **Definitions**:

In this Deed, unless the context otherwise requires:

(1) "**ASIC**" means the Australian Securities and Investments Commission;

(2) "**Class Order**" means ASIC Class Order [CO 98/1418];

(3) "**Deed of Cross Guarantee**" means the Deed of Cross Guarantee dated 4 June 2001 between the Group Entities pursuant to the Class Order which has been varied by Assumption Deed dated 17 June 2002; and

(4) "**Holding Entity**" has the same meaning as the term "Holding Entity" in the Deed of Cross Guarantee.

1.2 **Rules for interpreting this document**

Headings are for convenience only, and do not affect interpretation.

1.3 **Multiple parties**

If a party to this document is made up of more than one person, or a term is used in this document to refer to more than one party:

(a) an obligation of those persons is joint and several;

(b) a right of those persons is held by each of them severally; and

(c) any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.

2. **VARIATION**

Qantas, AAL and the Group Entities agree that, with effect from the date of this Deed, the Deed of Cross Guarantee is varied by:

(a) inserting the following new definitions in clause 1.1 in alphabetical order:

(i) ""**Act**" means the Corporations Act 2001;";

(ii) ""**Certificate**" in relation an Assumption Deed, means one or more certificates in writing addressed to each Group Entity or proposed Group Entity covered by the Assumption Deed, the Trustee named in Part 2 of the Schedule and any Alternative Trustee named in Part 3 of the Schedule and to ASIC which together include statements to the following effect:

(a) that the Assumption Deed:

(i) is in exactly the same terms as ASIC Pro Forma 27 except for the following:

(A) all instructions for the inclusion of specified information have been replaced by that information in a complete and accurate manner and any consequential changes of a minor or editorial nature that are necessary for the effective operation of the deed have been made;

(B) execution clauses have been added, deleted, modified or varied as required in order to facilitate the proper execution of the deed;

(C) the date has been completed;

(D) the headnote, the headings before the headnote and any editorial notes have been omitted;

(E) in the case of an Assumption Deed which covers more than one proposed Group Entity — such variations as are necessary to enable the additional entities to be covered; and

(F) in the case of an Assumption Deed which covers making the trustee of the Deed of Cross Guarantee to which the Assumption Deed relates a member of the Closed Group — such variations as are necessary to enable the Assumption Deed to have that effect;

(b) that, in relation to the execution of the Assumption Deed by each party to it that is a company, either:

(i) the Assumption Deed appears to be signed in accordance with subsection 127(1) of the Act; or

(ii) the company's common seal appears to have been fixed to the Assumption Deed, and the fixing of the seal appears to have

been witnessed, in accordance with subsection 127(2) of the Act;

and the provider of the certificate does not know and has no reason to suspect that the Assumption Deed has not been duly executed by the company;

(ba) that the provider of the certificate, after having made such inquiries as were reasonable in the circumstances, is of the opinion that the Assumption Deed has been duly executed by each party to it that is not a company;

(c) that each proposed Group Entity covered by the Assumption Deed has satisfied all of its obligations under subsections 319(1) and (3) of the Act in relation to the 3 financial years before the first financial year for which each proposed Group Entity seeks to take advantage of relief under the Class Order;

(d) that none of the auditor's reports for the financial years referred to in paragraph (c) are qualified;

where:

(e) the certificates referred to in paragraphs (a), (b) and (ba) are given by a lawyer who holds a practising certificate; and

(f) the certificates referred to in paragraphs (c) and (d) are given either by such a lawyer or a registered company auditor;";

(iii) ""**company**" has the same meaning as in section 9 of the Act;";

(iv) ""**lawyer**" has the same meaning as in section 9 of the Act;"; and

(v) ""**registered company auditor**" has the same meaning as in section 9 of the Act;";

(b) except in the definition of "**Class Order**" in clause 1.1, deleting the words "*Corporations Law*" in each place they appear and inserting in their place the word "Act"; and

(c) deleting clause 5.2 and replacing it with the following:

"5.2 An Assumption Deed will be of no force and effect until the Holding Entity has submitted an original of the Assumption Deed for lodgement at ASIC together with an original of a Certificate relating to that Deed."

3. CAPACITY OF PARTIES

(a) Qantas enters into this Deed in both its personal capacity and as trustee of the trusts constituted under the Deed of Cross Guarantee.

(b) AAL enters into this Deed in both its personal capacity and as alternative trustee of the trusts constituted under the Deed of Cross Guarantee.

4. LAW AND JURISDICTION

4.1 Governing Law

This Deed is governed by the law of and applicable in New South Wales.

4.2 **Submission to jurisdiction**

The parties agree to submit to the non-exclusive jurisdiction of the courts of New South Wales and any courts which hear appeals from those courts in respect of any proceedings in connection with this Deed.

SCHEDULE

GROUP ENTITIES

Name	Australian Company Number
ACN 000 199 468 Pty Limited	000 199 468
Airconnex Pty Limited	095 093 011
Airlink Pty Limited	010 812 316
Asia Pacific Distribution Limited	003 696 973
Australian Airlines Express Courier Pty Limited	010 435 202
Australian Airlines Limited	099 625 304
AAL Aviation Limited (formerly known as Australian Airlines Limited) (Alternative Trustee)	008 642 886
Australian Regional Airlines (Qld) Pty Limited	010 795 347
Australian Regional Airlines Pty Limited	006 783 633
Australian Wetleasing Operations Pty Limited	094 477 077
Caterair Airport Services Pty Limited	008 646 302
Denmell Pty Limited	008 636 093
Denmint Pty Limited	008 636 084
Denmost Pty Limited	008 636 100
Denold Pty Limited	008 636 262
Denpen Pty Limited	008 636 271
Denpet Ply Limited	008 636 244
Denpost Pty Limited	008 636 235
Denrac Pty Limited	008 636 226
Densale Pty Limited	008 636 182
Denseed Pty Limited	008 636 155
Denshore Pty Limited	008 636 146
Densip Pty Limited	008 636 137
Densound Pty Limited	008 636 128
Eastern Australia Airlines Pty Limited	001 599 024

Engine No 9 Pty Limited	008 606 997
Express Freighters Australia Limited (formerly known as Qantas Limited)	003 613 465
First Brisbane Airport Pty Limited	006 912 116
Impulse Airlines Holdings Pty Limited	090 590 024
Impulse Airlines Australia Pty Limited	090 379 285
Impulse Communications Pty Limited	003 901 353
Jetstar Airways Pty Limited (formerly known as Impulse Airlines Pty Limited)	069 720 243
Mitokal Pty Limited	008 658 722
oneworld Handling Services Pty Limited	008 606 960
Q.H. Tours Limited	001 262 433
Qanfad Pty Limited	071 955 578
Qanlease Limited	064 157 839
Qantair Limited	000 090 639
Qantas Airline Systems and Research Limited	055 910 962
Qantas Airways Limited (Holding Entity and Trustee)	009 661 901
Qantas Defence Services Pty Limited	090 673 466
Qantas Flight Catering Holdings Limited	003 836 440
Qantas Flight Catering Limited	003 530 685
Qantas Holidays Limited	003 836 459
Qantas Information Technology Limited	000 005 372
QH Cruises Pty Limited	003 895 556
Second Brisbane Airport Pty Limited	006 912 072
Snap Fresh Pty Limited	092 536 475
Southern Australia Airlines Pty Limited	006 604 217
Star Handling Services Pty Limited	010 434 296
Sunstate Airlines (Qld) Pty Limited	009 734 703
TAA Aviation Pty Limited	008 596 825

EXECUTED as a Deed.

EXECUTED by **Qantas Airways Limited** (ACN 009 661 901) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

BRETT JOHNSON

Name

Signature of director

PETER GREGG

Name

EXECUTED by **AAL Aviation Limited** (formerly known as Australian Airlines Limited) (ACN 008 642 886) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **ACN 009 199 468 Pty Limited** (ACN 000 199 468) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Airconnex Pty Limited** (ACN 095 093 011) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Airlink Pty Limited** (ACN 010 812 316) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Asia Pacific Distribution Limited** (ACN 003 696 973) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Australian Airlines Express Courier Pty Limited** (ACN 010 435 202) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Australian Airlines Limited** (ACN 099 625 304) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Australian Regional Airlines (Qld) Pty Limited** (ACN 010 795 347) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Australian Regional Airlines Pty Limited** (ACN 006 783 633) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Australian Wetleasing Operations Pty Limited** (ACN 094 477 077) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Caterair Airport Services Pty Limited** (ACN 008 646 302) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Denmell Pty Limited** (ACN 008 636 093) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Denmint Pty Limited** (ACN 008 636 084) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Denmost Pty Limited** (ACN 008 636 100) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Denold Pty Limited** (ACN 008 636 262) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Denpen Pty Limited** (ACN 008 636 271) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Denpet Pty Limited** (ACN 008 636 244) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Denpost Pty Limited** (ACN 008 636 235) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
[illegible]	[illegible]
Name	Name

EXECUTED by **Denrac Pty Limited** (ACN 008 636 226) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Densale Pty Limited** (ACN 008 636 ~~155~~ 182) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Denseed Pty Limited** (ACN 008 636 155) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Denshore Pty Limited** (ACN 008 636 146) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Densip Pty Limited** (ACN 008 636 137) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Densound Pty Limited** (ACN 008 636 128) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Eastern Australia Airlines Pty Limited** (ACN 001 599 024) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN
Name

Signature of director

BRETT JOHNSON
Name

EXECUTED by **Engine No 9 Pty Limited** (ACN 008 606 997) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Express Freighters Australia Limited** (formerly known as Qantas Limited) (ACN 003 613 465) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **First Brisbane Airport Pty Limited** (ACN 006 912 116) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Impulse Airlines Holdings Pty Limited** (ACN 090 590 024) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Impulse Airlines Australia Pty Limited** (ACN 090 379 285) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Impulse Communications Pty Limited** (ACN 003 901 353) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Jetstar Airways Pty Limited** (formerly known as Impulse Airlines Pty Limited) (ACN 069 720 243) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Mitokal Pty Limited** (ACN 008 658 722) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **oneworld Handling Services Pty Limited** (ACN 008 606 960) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Q.H. Tours Limited** (ACN 001 262 433) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Qanfad Pty Limited** (ACN 071 955 578) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Qanlease Limited** (ACN 064 157 839) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Qantair Limited** (ACN 000 090 639) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Qantas Airline Systems and Research Limited** (ACN 055 910 962) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

CASSANDRA HAMLIN

Name

Signature of director

BRETT JOHNSON

Name

EXECUTED by **Qantas Defence Services Pty Limited** (ACN 090 673 466) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Name

Signature of director

Name

EXECUTED by **Qantas Flight Catering Holdings Limited** (ACN 003 836 440) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Qantas Flight Catering Limited** (ACN 003 530 685) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Qantas Holidays Limited** (ACN 003 836 459) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Qantas Information Technology Limited** (ACN 000 005 372) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary	Signature of director
[illegible]	[illegible]
Name	Name

EXECUTED by **QH Cruises Pty Limited** (ACN 003 895 556) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Signature of director

CASSANDRA HAMLIN
Name

BRETT JOHNSON
Name

EXECUTED by **Second Brisbane Airport Pty Limited** (ACN 006 912 072) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Signature of director

CASSANDRA HAMLIN
Name

BRETT JOHNSON
Name

EXECUTED by **Snap Fresh Pty Limited** (ACN 092 536 475) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Signature of director

CASSANDRA HAMLIN
Name

BRETT JOHNSON
Name

EXECUTED by **Southern Australia Airlines Pty Limited** (ACN 006 604 217) pursuant to section 127(1) of the Corporations Act 2001:

Signature of secretary

Signature of director

Name

Name

EXECUTED by **Star Handling Services Pty Limited** (ACN 010 434 296) pursuant to section 127(1) of the Corporations Act 2001:

[signature]	[signature]
Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **Sunstate Airlines (Qld) Pty Limited** (ACN 009 734 703) pursuant to section 127(1) of the Corporations Act 2001:

[signature]	[signature]
Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

EXECUTED by **TAA Aviation Pty Limited** (ACN 008 596 825) pursuant to section 127(1) of the Corporations Act 2001:

[signature]	[signature]
Signature of secretary	Signature of director
CASSANDRA HAMLIN	BRETT JOHNSON
Name	Name

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

Statutory Declaration

class order 98/1418 paragraph o(iii)

I, Brett Stuart Johnson of 46 Rednal Street, Mona Vale, New South Wales 2103 solemnly and sincerely declare as follows:

1. I am the secretary of Qantas Airways Limited ACN 009 661 901 (**holding entity**).

2. For the purposes of this declaration:

    (a) the **Deed of Cross Guarantee** means a deed of cross guarantee dated 4 June 2001 approved by the Australian Securities & Investments Commission (**ASIC**) on 2 July 2001 as amended by an assumption deed dated 17 June 2002 and approved by ASIC on 1 July 2002.

    (b) **substantial satisfaction** means satisfaction apart from formal defects or irregularities or matters essentially of a procedural nature or clerical mistakes or errors arising from an accidental slip or omission.

    (c) **class order** means ASIC Class Order 98/1418.

    (d) the wholly-owned entities are:

Company Name	**Australian Company Number**
ACN 000 199 468 Pty Limited	000 199 468
Airconnex Pty Limited	095 093 011
Airlink Pty Limited	010 812 316
Asia Pacific Distribution Limited	003 696 973
Australian Airlines Express Courier Pty Limited	010 435 202
Australian Airlines Limited	099 625 304
AAL Aviation Limited (formerly known as Australian Airlines Limited) (Alternative Trustee)	008 642 886
Australian Regional Airlines (Qld) Pty Limited	010 795 347
Australian Regional Airlines Pty Limited	006 783 633
Australian Wetleasing Operations Pty Limited	094 477 077
Caterair Airport Services Pty Limited	008 646 302
Denmell Pty Limited	008 636 093
Denmint Pty Limited	008 636 084
Denmost Pty Limited	008 636 100
Denold Pty Limited	008 636 262

Denpen Pty Limited	008 636 271
Denpet Pty Limited	008 636 244
Denpost Pty Limited	008 636 235
Denrac Pty Limited	008 636 226
Densale Pty Limited	008 636 182
Denseed Pty Limited	008 636 155
Denshore Pty Limited	008 636 146
Densip Pty Limited	008 636 137
Densound Pty Limited	008 636 128
Eastern Australia Airlines Pty Limited	001 599 024
Engine No 9 Pty Limited	008 606 997
Express Freighters Australia Limited (formerly known as Qantas Limited)	003 613 465
First Brisbane Airport Pty Limited	006 912 116
Impulse Airlines Holdings Pty Limited	090 590 024
Impulse Airlines Australia Pty Limited	090 379 285
Impulse Communications Pty Limited	003 901 353
Jetstar Airways Pty Limited (formerly known as Impulse Airlines Pty Limited)	069 720 243
Mitokal Pty Limited	008 658 722
oneworld Handling Services Pty Limited	008 606 960
Q.H. Tours Limited	001 262 433
Qanfad Pty Limited	071 955 578
Qanlease Limited	064 157 839
Qantair Limited	000 090 639
Qantas Airline Systems and Research Limited	055 910 962
Qantas Defence Services Pty Limited	090 673 466
Qantas Flight Catering Holdings Limited	003 836 440
Qantas Flight Catering Limited	003 530 685
Qantas Holidays Limited	003 836 459

Qantas Information Technology Limited	000 005 372
QH Cruises Pty Limited	003 895 556
Second Brisbane Airport Pty Limited	006 912 072
Snap Fresh Pty Limited	092 536 475
Southern Australia Airlines Pty Limited	006 604 217
Star Handling Services Pty Limited	010 434 296
Sunstate Airlines (Qld) Pty Limited	009 734 703
TAA Aviation Pty Limited	008 596 825

(e) The **new entities** are listed in the schedule at the end of this declaration.

3. The holding entity and the wholly owned entities executed and remain bound by the Deed of Cross Guarantee.

4. The holding entity and the new entities on 26 June 2006 executed an Assumption Deed substantially in the form of ASIC Pro Forma 27 pursuant to clause 5 of the Deed of Cross Guarantee.

5. The new entities are controlled and wholly owned by the holding entity and are therefore all members of a closed group (as defined in the class order) with the holding entity and the wholly owned entities, and the new entities and each other member of the closed group are parties to the Deed of Cross Guarantee by virtue of the Assumption Deed.

6. None of the new entities is a borrower in relation to debentures (as defined in the class order), a disclosing entity (as defined in the *Corporations Act*), or a financial services licensee.

7. The holding entity is a company and a disclosing entity which is a body corporate incorporated or formed in Australia and is not a small proprietary company.

8. Each new entity has a financial year which ends on the same date as the financial year of the holding entity.

9. All members of the closed group referred to above are formed in Australia.

10. I am informed by inspection of the records of the holding entity and the new entities and believe that in relation to the last three financial years and since the end of the last financial year (or since their date of incorporation where that occurred during that period), the holding entity and its auditor and each new entity and (if applicable) its auditor have substantially satisfied all of their obligations under Chapters 2M and 2N of the *Corporations Act* (or under Chapters 2M and 2N of the Corporations Law).

11. A number of the new entities are small proprietary companies. Although they are likely to remain small proprietary companies in the immediate future, it is proposed that they all apply for relief in case their status changes from small to large. Otherwise, I consider that each of the new entities is entitled to relief under ASIC class order 98/1418.

12. The directors of each new entity:

(a) have resolved that the new entity should obtain the benefit of the order; and

(b) have not revoked that resolution or resolved to the contrary.

13. Annexed and marked "A" is a true diagram of the group structure so far as it affects the new entities showing the percentage ownership which is 100% in all cases and the status of each new entity. The schedule below shows whether each new entity is a public company or a large or small proprietary company. None of them is another type of body corporate, registered scheme or disclosing entity.

SCHEDULE

No.	**Name**	**Australian Company Number**	**Status**
1.	Express Ground Handling Pty Limited	107 638 326	Large proprietary company
2.	Express Freighters Australia (Operations) Pty Limited	119 093 999	Small proprietary company
3.	QDS Richmond Pty Limited	092 691 140	Small proprietary company

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the *Oaths Act 1900* (as amended).

Subscribed and declared at Sydney
this 30 day of June 2006 before me:

Brett Stuart Johnson

Melissa Campbell Jones
Solicitor, Sydney, New South Wales

This and the following 2 pages is the Annexure marked "A" referred to in the Statutory Declaration of Brett Stuart Johnson entitled Class Order 98/1418 clause o(iii) made before me this 30th day of June 2006.

Melissa Jones
....
Melissa Campbell Jones
Solicitor, Sydney, New South Wales

....
Brett Stuart Johnson

Annexure "A"

Controlled Entities	ACN/ABN	Country of Incorporation	Ownership Interest %
738 Leasing 1 Pty Limited	33 099 119 641	Australia	100
738 Leasing 2 Pty Limited	71 099 119 801	Australia	100
AAL Aviation Limited	83 008 642 886	Australia	100
Star Handling Services Pty Limited	32 010 434 296	Australia	100
Australian Airlines Express Courier Pty Limited	010 435 202	Australia	100
AAFE Superannuation Pty Limited	064 186 214	Australia	100
TAA Superannuation Pty. Ltd.	065 318 461	Australia	100
Australian Regional Airlines Pty. Ltd.	25 006 783 633	Australia	100
Australian Wetleasing Operations Pty Limited	15 094 477 077	Australia	100
Sunstate Airlines (Qld) Pty. Limited	82 009 734 703	Australia	100
Southern Australia Airlines Pty Ltd	38 006 604 217	Australia	100
Airlink Pty Limited	76 010 812 316	Australia	100
Australian Regional Airlines (Qld) Pty. Ltd.	010 795 347	Australia	100
Air Queensland Pty. Ltd.	009 656 599	Australia	100
Eastern Australia Airlines Pty. Limited	77 001 599 024	Australia	100
ACN 000 199 468 Pty Limited	000 199 468	Australia	100
Impulse Airlines Holdings Proprietary Limited	67 090 590 024	Australia	100
Impulse Airlines Australia Pty Ltd	17 090 379 285	Australia	100
Jetstar Airways Pty Limited	33 069 720 243	Australia	100
Impulse Communications Pty Limited	64 003 901 353	Australia	100
First Brisbane Airport Proprietary Limited	60 006 912 116	Australia	100
Second Brisbane Airport Proprietary Limited	49 006 912 072	Australia	100
First Brisbane Airport Unit Trust		n/a	100
Second Brisbane Airport Unit Trust		n/a	100
TAA Aviation Pty. Ltd.	17 008 596 825	Australia	100
Nostam Pty. Limited	003 337 497	Australia	100
In Tours Airline Unit Trust No 1		n/a	100
Denmell Pty. Limited	24 008 636 093	Australia	100
Denmint Pty. Limited	22 008 636 084	Australia	100
Denmost Pty. Limited	41 008 636 100	Australia	100
Denold Pty. Limited	64 008 636 262	Australia	100
Denpen Pty. Limited	66 008 636 271	Australia	100
Denpet Pty. Limited	60 008 636 244	Australia	100
Denpost Pty. Limited	58 008 636 235	Australia	100
Denrac Pty. Limited	56 008 636 226	Australia	100
Densale Pty. Limited	45 008 636 182	Australia	100
Denseed Pty. Limited	39 008 636 155	Australia	100
Densnore Pty. Limited	37 008 636 146	Australia	100
Densip Pty. Limited	35 008 636 137	Australia	100
Densound Pty. Limited	33 008 636 128	Australia	100
Oneworld Handling Services Pty Limited	30 008 606 960	Australia	100
Engine No. 9 Pty. Ltd.	24 008 606 997	Australia	100

A.C.N. 009 864 546 Pty Limited	009 864 546	Australia	100
Airconnex Pty Limited	23 095 093 011	Australia	100
Asia Pacific Distribution Limited	70 003 696 973	Australia	100
Australian Airlines Limited	85 099 625 304	Australia	100
BD No 1 Limited		Cayman Islands	100
Express Freighters Australia (Operations) Pty Limited	119 093 999	Australia	100
Express Freighters Australia Limited	73 003 613 465	Australia	100
Express Ground Handling Pty Limited	19 107 638 326	Australia	100
Jetconnect Limited		New Zealand	100
Qantas Investments (NZ) Limited		New Zealand	100
Jetstar Asia Holdings Pty Limited	86 108 623 123	Australia	100
Kurrajong Limited		Cayman Islands	100
Mitokal Pty. Limited	98 008 658 722	Australia	100
Q H Tours Ltd	81 001 262 433	Australia	100
Holiday Tours and Travel Pte Ltd		Singapore	75
Jetabout Holidays Pte Ltd		Singapore	75
Tour East Singapore (1996) Pte Ltd		Singapore	75
Tour East (Hong Kong) Limited		Hong Kong	75
PT Tour East Indonesia		Indonesia	60
PT Pacto Holiday Tours		Indonesia	52.5
Holiday Tours and Travel Ltd		Taiwan	75
Holiday Tours and Travel Limited		Hong Kong	75
Holiday Tours and Travel (China) Limited		China	75
Holiday Tours and Travel (Korea) Limited		Korea	56.25
QH International Co. Limited		Japan	100
Jetabout Japan Inc		Japan	100
QH Tours (UK) Limited		United Kingdom	100
Qantas Holidays Limited	24 003 836 459	Australia	100
Qantas Viva! Holidays Pty Limited	82 003 857 332	Australia	100
QH Cruises Pty. Limited.	13 003 895 556	Australia	100
Qanfad Pty Limited	071 955 578	Australia	100
Qanlease Limited	78 064 157 839	Australia	100
Qantair Ltd	44 000 090 639	Australia	100
Qantas Airline Systems and Research Limited	28 055 910 962	Australia	100
Qantas Cabin Crew (UK) Limited		United Kingdom	100
Qantas Defence Services Pty Limited	53 090 673 466	Australia	100
QDS Richmond Pty Ltd	58 092 691 140	Australia	100
Qantas Flight Catering Holdings Limited	34 003 836 440	Australia	100
Qantas Flight Catering Limited	35 003 530 685	Australia	100
Caterair Airport Services Pty. Limited	51 008 646 302	Australia	100
Caterair Airport Services (Sydney) Pty Limited	37 062 648 140	Australia	100
Airport Infrastructure Finance Pty. Limited	14 011 071 248	Australia	100
Qantas Information Technology Ltd	99 000 005 372	Australia	100
Qantas Superannuation Limited	47 003 806 960	Australia	100
QF 738 Leasing 5 Pty Limited	75 100 511 706	Australia	100
QF 738 Leasing 6 Pty Limited	83 100 511 742	Australia	100
QF 744 Leasing 1 Pty Limited	41 100 511 564	Australia	100
QF 744 Leasing 2 Pty Limited	54 100 511 617	Australia	100
QF 744 Leasing 3 Pty Limited	18 100 511 466	Australia	100
QF 744 Leasing 4 Pty Limited	24 100 511 493	Australia	100
QF 744 Leasing 5 Pty Limited	12 100 511 439	Australia	100
QF 744 Leasing 6 Pty Limited	13 100 511 457	Australia	100
QF A332 Leasing 1 Pty Limited	11 100 511 813	Australia	100
QF A332 Leasing 2 Pty Limited	13 100 511 886	Australia	100
QF A332 Leasing 3 Pty Limited	86 100 510 503	Australia	100
QF A332 Leasing 4 Pty Limited	84 100 510 558	Australia	100

QF A332 Leasing 5 Pty Limited	22 100 510 674	Australia	100
QF A332 Leasing 6 Pty Limited	35 100 510 727	Australia	100
QF A333 Leasing 1 Pty Limited	49 100 510 790	Australia	100
QF A333 Leasing 2 Pty Limited	56 100 510 816	Australia	100
QF A333 Leasing 3 Pty Limited	50 100 510 352	Australia	100
QF A333 Leasing 4 Pty Limited	44 100 510 389	Australia	100
QF A388 Leasing 1 Pty Limited	62 100 510 843	Australia	100
QF A388 Leasing 2 Pty Limited	66 100 510 861	Australia	100
QF Dash 8 Leasing Pty Limited	86 107 164 750	Australia	100
Snap Fresh Pty Limited	55 092 536 475	Australia	100
Southern Cross Insurances Pte Limited		Singapore	100
Thai Air Cargo Holdings Pty Limited	19 112 083 584	Australia	100

Group Structure Diagram (insofar as it affects the new entities)



Qantas Airways Limited
ACN 009 661 901
(Incorporated in Australia)
100%
100%
100%
Express Ground Handling Pty Limited
ACN 107 638 326
(Large proprietary company incorporated in Australia)
Qantas Defence Services Pty Limited
ACN 090 673 466
(Incorporated in Australia)
Express Freighters Australia (Operations) Pty Limited
ACN 119 093 999
(Small proprietary company incorporated in Australia)
100%
QDS Richmond Pty Limited
ACN 092 691 140
(Small proprietary company incorporated in Australia)

*Lodged online 04-07-06
1:12pm. MM

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Qantas Airways Limited

Refer to guide for information about corporate key

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot, NSW, 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Johnson

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
03/07/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
30/06/06
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Kennedy

Given names: James Joseph

Date of birth
08/04/34
[D D] [M M] [Y Y]

Place of birth (town/city): Collinsville

(state/country): Queensland

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

[ ] Director

[ ] Secretary

[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[ ][ ]/[ ][ ]/[ ][ ]
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
[ ][ ]/[ ][ ]/[ ][ ]
[D D] [M M] [Y Y]

Place of birth (town/city)

(state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- ☐ Director
- ☐ Secretary
- ☐ Alternate director

Date of appointment

Date of appointment
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
[D D] / [M M] / [Y Y]

General Counsel
Company Secretary
Brett Johnson

QANTAS

17 May 2006

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Retirement of James Kennedy A.O. C.B.E.

Qantas today announced that James Kennedy will retire as a Director of Qantas Airways Limited after more than 10 years on the Board.

Mr Kennedy was appointed to the Qantas Board in October 1995 and his retirement will take effect on 30 June 2006.

The Chairman of Qantas, Margaret Jackson, made the following comments:

"Jim joined Qantas soon after it became a publicly listed company and he has made a wonderful contribution over the ten and a half years. Jim has been the Chairman of the Audit Committee and a member of the Chairman's Committee and Remuneration Committee. On behalf of the Board, I would like to thank Jim for his efforts and wish him well for the future."

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

ASIC
Australian Securities & Investments Commission

Forms Manager
Registered Agents

Form 484
▸ Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73731112

Print form

Finish form later
Home - Forms Manager
Log off

Help
Email help
How this works
Technical FAQ

Links
Search ASIC
Search ABR

Confirmation of Form Submission

Your document was submitted for validation to ASIC on 04/07/2006 at 13:10:26.

Next

ASIC Home | Privacy Statement | Conditions of use | Feedback

ASIC
Australian Securities & Investments Commission

Forms Manager
Registered Agents

Form 484
✓ Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73731112

Print form

Finish form later
Home - Forms Manager
Log off

Statutory Fees Advice

Your form has been accepted by ASIC on 04/07/2006 at 13:10:26 and there are no fees payable.

Next

Help
Email help
How this works
Technical FAQ

Links
Search ASIC
Search ABR

ASIC Home | Privacy Statement | Conditions of use | Feedback

* lodged online 04-07-06
1.15pm MM.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
03/07/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
0 1 / 0 7 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Strong
Given names: James Alexander

Date of birth
3 1 / 0 7 / 4 4
[D D] [M M] [Y Y]

Place of birth (town/city): Lismore
(state/country): New South Wales

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 21/10 Lincoln Crescent

Suburb/City: Woolloomooloo
State/Territory: New South Wales

Postcode: 2011
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)
Family name | Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)
Family name | Given names

Residential address

The residential address of the appointed officeholder is
Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)
Family name | Given names

Expiry date (if applicable)
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

ASIC

Australian Securities & Investments Commission

Forms Manager

Registered Agents

Form 484
› Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73731153

Print form

Confirmation of Form Submission

Your document was submitted for validation to ASIC on 04/07/2006 at 13:19:01.

Finish form later
Home - Forms Manager
Log off

Help
Email help
How this works
Technical FAQ

Next

Links
Search ASIC
Search ABR

ASIC Home | Privacy Statement | Conditions of use | Feedback

ASIC
Australian Securities & Investments Commission

Forms Manager
Registered Agents

Form 484
✓ Confirmation

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73731153

Print form

Finish form later
Home - Forms Manager
Log off

Statutory Fees Advice

Your form has been accepted by ASIC on 04/07/2006 at 13:19:01 and there are no fees payable.

Help
Email help
How this works
Technical FAQ

Next

Links
Search ASIC
Search ABR

ASIC Home | Privacy Statement | Conditions of use | Feedback

Australian Securities & Investments Commission

Forms Manager
Form being prepared
Date/time: 04-07-2006 13:11:02 Reference Id: 73731153

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
QANTAS AIRWAYS LIMITED
Australian Company Number (ACN)
009 661 901

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
QANTAS AIRWAYS LIMITED
ASIC registered agent number (if applicable)
115

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Capacity
Signature

Date signed

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 01-07-2006

The name of the appointed officeholder is:

Given names **James Alexander**

Family name **STRONNG**

Birth Details

Date of Birth **31-07-1944**

City/town of Birth **Lismore**

State (if born in Australia) **NSW**

Country of Birth **Australia**

Residential Address

Address

21/10 Lincoln Crescent
Woolloomooloo NSW 2011
Australia

ASIC
Australian Securities & Investments Commission

Forms Manager
Registered Agents

Form 492
▸ Confirmation
✓ Fees

Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 73823431

Print form

Confirmation of Form Submission

Finish form later
Home - Forms Manager
Log off

Your document was submitted for validation to ASIC on 21/07/2006 at 11:36:33.

Help
Email help
How this works
Technical FAQ

Next

Links
Search ASIC
Search ABR

ASIC Home | Privacy Statement | Conditions of use | Feedback

Australian Securities & Investments Commission

Forms Manager
Form being prepared
Date/time: 21-07-2006 11:28:51 Reference Id: 73823431

Form 492
Corporations Act 2001

Request for correction

Company/scheme details

Company/scheme name
QANTAS AIRWAYS LIMITED
Australian Company Number (ACN)
009 661 901

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
QANTAS AIRWAYS LIMITED
ASIC registered agent number (if applicable)
115

1 Details of original document

Document number	7E0765565
Form number	484
Form title	CHANGE TO COMPANY DETAILS
Date of lodgement	04-07-2006

2 Details of correction

Supporting documentation is required for a correction to a date of change. Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc) evidencing the company's decision relating to the event seeking to be corrected.
The copy must be duly authorised by an existing company officeholder (signed, dated, signatory capacity).

Please describe the correction:
Please correct the spelling of the surname of James Alexander Strong. Incorectly spelt as STRONNG.

Signature

This form must be signed by a current director or secretary of the company.

I certify that the information in this form is true and complete
Name
Capacity
Signature

Date signed

QANTAS

25 October 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam:

Qantas Deferred Share Plan – Qantas Employee Share Plan

Qantas Airways Limited (**Qantas**) has established a new employee share plan to be called the Qantas Deferred Share Plan – Qantas Employee Share Plan (**Plan**) which will be offered to 31,500 eligible employees and involves participants "salary sacrificing" an amount which will then be applied to acquiring Qantas shares on market.

The Plan operates as a separate employee share scheme under the existing Qantas Deferred Share Plan (**DSP**) that was approved by shareholders at the 2002 Annual General Meeting.

As a result of making the offer to Qantas employees, Qantas is making an "eligible offer" within the terms of ASIC Class Order 03/184 (**CO 03/184**).

CO 03/184 requires that a copy of any offer document and any accompanying document for an offer which is to be an "eligible offer" be provided to ASIC not later than 7 days after the first provision of that material to an employee.

For the purposes of compliance with CO 03/184, enclosed with this letter are the following documents:

1. letter from the Chief Executive Officer;
2. offer booklet (which contains a summary of the Plan Rules); and
3. Notice to Participate in the Plan (and a reply paid envelope).

The first two documents are "offer documents" for the purpose of CO 03/184 and the other document is provided for your information.

In addition, eligible employees may request copies of:

1. DSP Terms & Conditions;
2. Plan Rules;
3. DSP Trust Deed; and
4. DSP Deed of Retirement & Appointment.

These documents are also available on the Qantas Intranet. Also enclosed is a copy of the general information available on the Qantas Intranet.

SENDER TO KEEP
BN3934148

oneworld

Qantas Airways Limited ABN 16 009 661 901
Qantas Centre 203 Coward Street Mascot NSW 2020 Australia
Telephone 61 (2) 9691 36[illegible]
qantas.com

Also enclosed is ASIC Form CF08, in relation to employee share plans offers.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Enclosed are:

1. letter from the Chief Executive Officer;
2. offer booklet;
3. Notice to Participate;
4. DSP Terms & Conditions;
5. Plan Rules;
6. DSP Trust Deed;
7. DSP Deed of Retirement & Appointment;
8. general information available on the Qantas Intranet; and
9. ASIC Form CF 08.

Receipt Acknowledged

For Australian Securities & Investments Commission

QANTAS

25 October 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam:

Qantas Deferred Share Plan – Qantas Employee Share Plan

Qantas Airways Limited (**Qantas**) has established a new employee share plan to be called the Qantas Deferred Share Plan – Qantas Employee Share Plan (**Plan**) which will be offered to 31,500 eligible employees and involves participants "salary sacrificing" an amount which will then be applied to acquiring Qantas shares on market.

The Plan operates as a separate employee share scheme under the existing Qantas Deferred Share Plan (**DSP**) that was approved by shareholders at the 2002 Annual General Meeting.

As a result of making the offer to Qantas employees, Qantas is making an "eligible offer" within the terms of ASIC Class Order 03/184 (**CO 03/184**).

CO 03/184 requires that a copy of any offer document and any accompanying document for an offer which is to be an "eligible offer" be provided to ASIC not later than 7 days after the first provision of that material to an employee.

For the purposes of compliance with CO 03/184, enclosed with this letter are the following documents:

1. letter from the Chief Executive Officer;
2. offer booklet (which contains a summary of the Plan Rules); and
3. Notice to Participate in the Plan (and a reply paid envelope).

The first two documents are "offer documents" for the purpose of CO 03/184 and the other document is provided for your information.

In addition, eligible employees may request copies of:

1. DSP Terms & Conditions;
2. Plan Rules;
3. DSP Trust Deed; and
4. DSP Deed of Retirement & Appointment.

These documents are also available on the Qantas Intranet. Also enclosed is a copy of the general information available on the Qantas Intranet.

Also enclosed is ASIC Form CF08, in relation to employee share plans offers.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Enclosed are:

1. letter from the Chief Executive Officer;
2. offer booklet;
3. Notice to Participate;
4. DSP Terms & Conditions;
5. Plan Rules;
6. DSP Trust Deed;
7. DSP Deed of Retirement & Appointment;
8. general information available on the Qantas Intranet; and
9. ASIC Form CF 08.

Receipt Acknowledged

For Australian Securities & Investments Commission

Dear Employee,

Qantas Group Employee Share Plan Offer

On behalf of the Board of Qantas Airways Limited (Qantas), I am pleased to provide details of the Qantas Group Employee Share Plan (Plan).

You will have the opportunity to acquire shares in Qantas on a pre-tax salary sacrifice basis, enabling you to share in our future growth.

You will find more about the Plan and how it works in the enclosed booklet. I encourage you to read it carefully.

Geoff Dixon
Chief Executive Officer

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Airways Limited ABN 16 009 661 901
Qantas Centre 203 Coward Street Mascot NSW 2020 Australia
Telephone 61 (2) 9691 3636

We're offering you a share in the future

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)



Employee Share Plan

QantasGroup

QantasGroup

All Plan Administrator communications to: Qantas Group Employee Share Plan
C/- Link Market Services Ltd
Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone: + 61 2 8280 7925
Toll Free: 1800 881 641
Facsimile: + 61 2 9287 0396
Email: myshares.qantas@linkmarketservices.com.au

QANTAS GROUP EMPLOYEE SHARE PLAN NOTICE TO PARTICIPATE

A

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

SRN:
Staff Number:
Pay Group:
Payroll:

2006 INVITATION

Qantas Airways Limited (Qantas) invites Eligible Employees who are Australia-based permanent full-time and part-time employees of Qantas or any 100% wholly owned subsidiary to apply to receive shares in Qantas, by electing to salary sacrifice an amount of their pre-tax salary.

APPLICATION – *please complete*

I authorise my employer to reduce my pre tax salary per pay cycle by the amount specified below in return for my participation in the Qantas Group Employee Share Plan on the terms set out in the Qantas Group Employee Share Plan Rules and the Qantas Deferred Share Plan Terms & Conditions (collectively referred to as the Plan Rules) and the Qantas Group Employee Share Plan Offer Booklet.

I understand my participation in the Plan will commence in accordance with the timetable below:

If my form is received by Link Market Services Limited by 5:00pm on:	My salary deductions will commence from my first pay after:
17 November 2006	1 December 2006
15 December 2006	1 January 2007
15 January 2007	1 February 2007
15 February 2007	1 March 2007

I understand that I may not salary sacrifice less than the relevant minimum amount prescribed below for my pay frequency:

Pay frequency	Minimum salary sacrifice amount per pay
Weekly paid	$10
Fortnightly paid	$20
Monthly paid	$40

In making this choice, I acknowledge that Qantas has complete discretion about how my salary is paid and whether or not to accept the above authorisation. I further acknowledge that once I have returned this Notice to Participate and my request has been recorded, I will not be able to change my election until April or October each year.

B **A$** ______ per pay

C

Signature

Date / /

Contact Telephone Number

THE CLOSING DATE OF THIS OFFER IS **5:00PM SYDNEY TIME ON 15 FEBRUARY 2007**

QAN EMP001

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting of Qantas Airways Limited on 17 October 2002 and amended by the Board on 19 July 2006

Approved by Qantas Chairman (under Board delegation) – 18 October 2006

QANTAS DEFERRED SHARE PLAN
EMPLOYEE SHARE PLAN RULES

The following Rules establish the Qantas Group Employee Share Plan (Plan) as a separate employee share scheme for the purpose of the Australia Securities and Investments Commission Class Order 03/184 under the existing Qantas Deferred Share Plan (DSP). The Rules are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan (Terms & Conditions) and the Trust Deed of the Qantas Deferred Share Plan Trust (Trust). Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

These Rules also contain the terms and conditions of the contribution plan required to implement the salary sacrifice arrangements.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1 Background

1.1 The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the Offer of DSP Shares to Eligible Employees by way of:

i. pre-Tax sacrifice of the remuneration package (Salary) payable to the Eligible Employee (Participant); and/or
ii. pre-Tax sacrifice of any cash incentive (Incentive) that may be awarded to the Participant.

1.3 Participants must be Australia-based and employed by the Group on either a permanent full-time or part-time basis.

1.4 A person may not be a Participant if:

i. participation would lead to an employee's *Salary falling below award levels and or levels* stipulated in any relevant Enterprise Bargaining Agreement; or
ii. participation is precluded by the terms of the Plan (for example, it would be illegal or give rise to unnecessary regulatory or administrative requirements for Qantas).

1.5 DSP Shares offered to and obtained by Participants by way of Salary or Incentive sacrifice in accordance with these Rules are referred to as "Acquisition Shares".

1.6 Subject to Rule 2.6, Acquisition Shares for Salary sacrifice are to be purchased monthly in accordance with these Rules. Each month is referred to as a "Period" for the purposes of these Rules.

1.7 Acquisition Shares for Incentive sacrifice are to be purchased within a reasonable period of time after the Participant has been awarded an Incentive (if any).

1.8 These Rules include extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.9 The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules; or
ii. make an Offer subject to additional conditions.

1.10 The purpose of these Rules is to:

i. facilitate ownership of equity by Qantas employees in a tax deferred manner; and
ii. provide an opportunity for Participants to share in any future prosperity of Qantas and potential share price growth.

Signed for the purposes of section 351 of the Corporations Act.

[signature]

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Deferred Share Plan

Trust Deed

Qantas Airways Limited

ABN 16 009 661 901

ASX Perpetual Registrars Limited

ABN 54 083 214 537

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS AIRWAYS LIMITED

LINK MARKET SERVICES LIMITED

PACIFIC CUSTODIANS PTY LIMITED

DEED OF RETIREMENT AND APPOINTMENT OF TRUSTEE TO THE QANTAS DEFERRED SHARE PLAN

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Salary Sacrifice

Employee Share Plan

QantasGroup.

A Qantas Group salary packaging program.

Other Salary Packaging Programs: Motor Vehicles | Portable Computers | Child Care | Superannuation

More choice if you want to be a Qantas shareholder

All full-time and part-time permanent employees that are based in Australia and are employed by Qantas Airways Limited (Qantas) or a 100% Qantas-owned subsidiary can buy Qantas shares and have the potential to defer tax at the same time through the Qantas Group Employee Share Plan (Plan).

According to the Australian Stock Exchange (ASX), 55 per cent of adult Australians (8 million people) have shares in their investment portfolio. 23 per cent of adult Australians own shares directly; that is, in a company or similar organisation that is listed on a stock exchange, while a larger percentage hold them in managed funds and their superannuation funds. (ASX Article)

If you already own Qantas shares directly and want to buy more or you're interested in buying some, the Employee Share Plan is a simple and cost effective way to do so.

More choice about the way you're paid

Like other Qantas salary packaging programs, the Employee Share Plan is completely voluntary and is simply another option to consider. These programs allow employees to purchase goods (laptops, cars) or services (childcare) through Qantas from your pre-tax salary.

This practice is known as 'salary sacrifice'; that is, giving up a portion of your cash salary in return for those goods or services. A salary sacrifice program is generally structured so that you either pay less tax or defer the time when tax becomes payable.

The Employee Share Plan allows you to defer tax. This Employee Share Plan is commonly

HOW DO I ACCEPT THE OFFER?

1. **Read the offer pack that you received in October carefully.**
   All eligible employees hired before 1 October 2006 were sent an offer pack from 18 October. If you joined the Qantas Group after 30 September 2006 or didn't receive an offer pack or have misplaced it please contact Link Market Services on 1800 881 641.
2. **Seek independent professional advice in relation to your participation in the Plan (including taxation & financial advice).**
3. **To accept the offer complete the Notification of Participation form enclosed with the offer pack & return to Link Market Services Limited.**

You have until 15 February 2007 to accept the initial offer.

More Information:

Australian Securities &
Investments Commission

Form CF08
Corporations Act 2001

Notification of offer regarding employee share schemes – Class Order 03/184

Attach the documents indicated below to this form.

Document details

Indicate in the appropriate box the type of document(s) included with this form.

Type of document	ASIC use only (Form code)
☐ Employee Share Scheme – Offer by foreign company	7048A
☒ Employee Share Scheme – Offer by Australian company	7048B

Company details

Company/entity name: QANTAS AIRWAYS LIMITED

ACN/ABN/ARBN (if available): ABN 16 009 661 901

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: MELISSA JONES

ASIC registered agent number (if applicable):

Company/entity name: QANTAS AIRWAYS LIMITED

ACN/ABN/ARBN (if applicable): ABN 16 009 661 901

Telephone number: (02) 9691 9954

Postal address: Qantas Centre, 203 Coward Street,
Mascot NSW 2020

Email address (optional): jonesmelissa@qantas.com.au

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

I certify that the information in this form is true and complete.

Name: CASSANDRA HAMLIN

Capacity: ACTING COMPANY SECRETARY

Entity name (if acting as an agent):

Signature: [signature]

Date signed: 2 6 / 1 0 / 0 6
[D D] [M M] [Y Y]

9030371

QANTAS

22 September 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam:

Qantas Deferred Share Plan (DSP)

In accordance with Class Order 03/184, please find attached the documentation provided from 20 September 2006 to approximately 1,000 participants in relation to the allocation of performance shares under the DSP 2006 Performance Share Plan (Share Plan). In addition, the Qantas Board has approved the offer of Performance Rights in 2006 to certain key Executives. However, this offer has not been finalised and formal offer documentation has not been distributed. We will lodge the required documentation with ASIC at the time this offer is made.

Participants have been provided with a Holding Statement outlining the details of their allocation. The Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP;
2. Rules of the Share Plan;
3. DSP Trust Deed;
4. DSP Deed of Retirement & Appointment; and
5. Important Information.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Enclosed: Holding Statement for the Share Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Share Plan Rules
DSP Trust Deed
DSP Deed of Retirement & Appointment

Receipt Acknowledged

SENDER TO KEEP
BN3656876

For Australian Securities & Investments Commission

oneworld

Qantas Airways Limited ABN 16 009 661 901
Qantas Centre 203 Coward Street Mascot NSW 2020 Australia
Telephone 61 (2) 9691 3636

qantas.com

22 September 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam:

Qantas Deferred Share Plan (DSP)

In accordance with Class Order 03/184, please find attached the documentation provided from 20 September 2006 to approximately 1,000 participants in relation to the allocation of performance shares under the DSP 2006 Performance Share Plan (Share Plan). In addition, the Qantas Board has approved the offer of Performance Rights in 2006 to certain key Executives. However, this offer has not been finalised and formal offer documentation has not been distributed. We will lodge the required documentation with ASIC at the time this offer is made.

Participants have been provided with a Holding Statement outlining the details of their allocation. The Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP;
2. Rules of the Share Plan;
3. DSP Trust Deed;
4. DSP Deed of Retirement & Appointment; and
5. Important Information.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Melissa Jones

Melissa Jones
Corporate Lawyer

Enclosed: Holding Statement for the Share Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Share Plan Rules
DSP Trust Deed
DSP Deed of Retirement & Appointment

Receipt Acknowledged

For Australian Securities & Investments Commission

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[Name]
[Address]

ASX CODE: **QAN**
SRN:
TFN:

STATEMENT DATE: **18 SEPTEMBER 2005**

QANTAS DEFERRED SHARE PLAN (DSP)
2006 PERFORMANCE SHARE PLAN

Note: *This statement only records your securities held under the 2006 Performance Share Plan*

DATE OF ALLOCATION	NUMBER OF DSP SHARES[1]	TAXABLE VALUE[2]
22/08/2006	[Number]	$[*Number* x $3.2957]

DSP Shares are subject to the following holding lock periods and cannot be sold, transferred or otherwise dealt with until *the tenth anniversary from the date of registration* (22 August 2016). However, you can "call" for the DSP Shares prior to the expiration of the holding lock, but not before 1 July 2007 in relation to up to one-half of the DSP Shares and 1 July 2008 in relation to up to the other half of the DSP Shares.

DSP Shares were allocated to and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock periods expire.

2. The Taxable Value of the DSP Shares is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 22 August 2006 ($3.2957).

You should seek independent professional advice in relation to your participation in the 2006 Performance Share Plan. *Please refer to the People section* of the Qantas intranet (http://qfintranet.qantas.com.au/lifestyle.html – click on the Executive & Management Remuneration Link) for copies of the "Offer Documentation" which comprises the following:

- Performance Share Plan Rules for the relevant year of allocation;
- Qantas DSP Terms & Conditions;
- Qantas DSP Trust Deed;
- Qantas DSP Deed of Retirement & Appointment; and
- Important Information.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS

HOME

Executive Remuneration Philosophy and Objectives

Site Map

Remuneration at Qantas reflects the duties and responsibilities of Qantas Executives, and is competitive in attracting, motivating and retaining people of the highest calibre.

This is achieved through a reward mix comprised of:

- Fixed Annual Remuneration; and
- a structured 'at risk' pay program called the "Performance Plan", comprising:
    - the Performance Cash Plan - a short term cash incentive; and.
    - the Performance Equity Plan - made up of:
        - a medium term incentive (the Performance Share Plan); and
        - a long term incentive (the Performance Rights Plan).

(to access the 2005 Performance Share Plan documentation please click on the above Share Plan link)

Fixed Annual Remuneration			Set for each individual with reference to role, market and experience.			
Performance Plan	Performance Cash Plan		Group Financial Target			
Performance Plan	Performance Equity Plan	Performance Share Plan	Balanced Scorecard Targets:			
Performance Plan	Performance Equity Plan	Performance Share Plan	Customer	Financial	Safety & People	Operational
Performance Plan	Performance Equity Plan	Performance Rights Plan	Total Shareholder Return (TSR) Target. Targeted allocations to selected executives.			

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

Qantas formally declares in its Annual Report and on the Corporate Governance section of the Qantas Website, its policy on Executive remuneration as approved by the Board. The Remuneration Committee (which is a Committee of the Qantas Board) play a critical role in reviewing and recommending to the Board on matters of remuneration policy, specific recommendations relating to Senior Executives, and all matters concerning equity plans and awards.

Click here for more detail of the guiding principles in managing remuneration for Executives.

This intranet website is provided for information only and does not constitute specific advice to individual Executives. Executives should seek independent professional advice in relation to their participation in the Performance Plan, including taxation advice. Further, Executives should read information on this website in conjunction with Plan Documentation.

Salary packaging (salary sacrifice arrangements) are not specific to Executives, and information and forms can be accessed via the following links:

Laptops http://qfintranet.qantas.com.au/people/rembe... portable.html
Child care http://qfintranet.qantas.com.au/hr/childcare... careindex.html
Super http://www.qantassuper.com.au/e%5Fcontribute.asp

Qantas Airways Limited
ABN 16 009 661 901

Continuous Improvement

Qantas continually reviews all elements of its Remuneration Philosophy to ensure that they are appropriate from

qantas.com

the perspectives of governance, disclosure and reward.

Questions and Answers

Who Should I contact if I have more questions: PeopleConnect
Tel: Internal 86151 External 1300 303 551 Fax: Internal 22462 External (02) 9691 2462

Site Map

Issued by Corporate Remuneration & Programs

Last updated: 19/06/2006

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Fixed Annual Remuneration (FAR)

Site Map

Salary decisions are based on the concept of Fixed Annual Remuneration (FAR), which involves a guaranteed salary level from which superannuation and certain other benefits, such as a maintained motor vehicle, are able to be deducted at the election of the employee on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle of the market approach, as compared to similar comparative roles within Australia, having particular reference to large public companies for the most senior roles.

Last updated: 21/04/2005

Content Management | FAQ | Feedback | Change Internet Password

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

The Performance Plan

Site Map

The alignment of Executive remuneration outcomes with the performance of both Qantas and the individual is a key part of the Qantas People Plan.

Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured Performance Plan. Vesting should be over a period that is consistent with the realisation of the short, medium and long-term strategic objectives approved by the Board.

The Performance Plan comprises:

- the Performance Cash Plan - a short term cash incentive; and
- the Performance Equity Plan - made up of:
  - a medium term incentive (the Performance Share Plan), and
  - a long term incentive (the Performance Rights Plan)

Performance Plan	Hurdles				Reward delivery
Performance Cash Plan	Group Financial Target.				If hurdle achieved, cash delivered after end of financial year
Performance Share Plan	Balanced Scorecard Target.				If hurdle achieved, shares are allocated after the end of the financial year, shares are subject to 10 year holding lock, may be called sooner (see Plan detail)
	Customer	Financial	Safety & People	Operational	
Performance Rights Plan	Total Shareholder Return (TSR) Target. Allocations to selected executives.				Rights granted, conversion to shares subject to achievement of TSR target, tested 3 to 5 years after allocation

`gardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain solute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

The Performance Plan Timeline provides key dates in the cycle

The following links may further help your understanding of the Performance Plan:

Questions and Answers (including link to forms)

Who Should I contact if I have more questions: PeopleConnect
Tel: Internal 86151 External 1300 303 551 Fax: Internal 22462 External (02) 9691 2462

Last updated: 22/09/2005

The Performance Plan Timeline

There are three key phases for the Performance Plan cycle:

The Planning Stage includes the Planning Stage of the Performance Planning & Review Process

The Review Stage includes the Monitoring Stage of the Performance Planning & Review Process

The Finalisation Stage includes the Monitoring and Review Stages of the Performance Planning & Review Process

Click here for Performance Management at Qantas

The Planning Stage

August	Board sets Targets	Board determines financial target for Cash Plan and Balanced Scorecard Targets for Share Plan for the year ahead.

↓

August or at time of appointment	Target Reward communicated	You will be advised of your target Cash Plan and Share Plan opportunity in writing. This is represented as a percent of your FAR.

↓

September	KPIs determined	You will need to agree with your Manager which KPIs (aligned with the Segment Scorecard) you will be evaluated against for the year. Each KPI should be weighted. The weighting should reflect the contribution of that KPI to your overall performance and its importance to the success of your segment. These results should be submitted on-line via the PP&R form on Lotus Notes and a copy should be retained for your records.

↓

April	Eligibility determined	You must be employed by the Qantas Group as an executive by the end of April to be eligible to participate in the Performance Plan for the current year.

↓

June	Salary sacrifice elections due.	Elections must be made if you would like your potential cash reward to be sacrificed to your superannuation account. The deadline for this is the last business day in June.

If you wish to make an election to salary sacrifice all or part of your potential cash plan reward (if any) into your superannuation plan, you must make that election before the end of June.

Click here for the Salary Sacrifice Election Form.

You can also get further explanation of the Balanced Scorecard, the Individual Performance Factor (IPF) and Key Performance Indicators (KPIs):

The Review Stage
References to "PP&R" relate to the Qantas Performance Planning and Review program

Click here for Performance Management at Qantas

May/ June	Complete self-assessment	You are required to complete a self-assessment via the PP&R form accessible via Lotus Notes before discussing your past year performance with your Manager.
	Discuss Performance	The discussion with you Manager will focus on determining your achievement against the KPIs set at the beginning of the year and reviewing development needs.
	Achievement against KPIs is determined	The overall percentage achieved (ie 0% - 100%) represents the weighted outcome at the end of the year against KPIs and contributes to the Performance Cash Plan payment (if any). The *overall rating* (ie 1 – 5) is based on achievement against KPIs as well as considering additional achievements. If you commenced a new role *within the year, you will be required to* complete a separate PP&R form for each position. It is your *responsibility that this is done.* These results should be submitted on-line via the PP&R form on Lotus Notes and a copy *should be retained for your records along* with any other supporting materials. They may be required as part of a Quality Control Program on KPI Assessments that may be conducted on completed PP&R forms.

The Finalisation Stage

September	Qantas results announced	Financial results finalised and publicly announced, Performance Cash Plan pool (if any) and the Performance Share Plan pool (if any) is determined by the Board having regard to achievement against the relevant targets, and other factors at the Board's discretion.
	Individual Performance Factor applied	An individual performance factor will be applied by Segment Heads to your reward that will leverage values up or down (if any) under the Cash Plan and the Share Plan.
	Performance Plan rewards (if any) made	You will be awarded your cash payment (if any) and shares (if any) will be allocated to you and held by the Trustee on your behalf. If you have not been an eligible employee with the Qantas Group for the entire year or if you have been part-time during the year your award will be pro-rated. The Plan requires you to be employed by the Qantas Group and remain an eligible participant at the time any cash or share allocations are made.

You may submit a Request to Remove Holding Lock form to the Company Secretary. The Board may exercise their discretion in respect of your request.

Approval may be granted to Remove the Holding Lock after 1 July in the year following date of allocation for up to one-half of the shares and for the remainder after 1 July in the second year following the date of allocation.

If your request is approved, Shares will be transferred from the Trustee and registered in your name.

Ten years from the date of allocation. Shares will be transferred from the Trustee and registered in your name.

Click here for the Request to Remove Holding Lock Form

Last updated: 22/09/2005

Balanced Scorecard 2004/05

A Balanced Scorecard is a selection of metrics used to monitor performance. Balance is provided between subjectivity and objectivity and between financial results and other key metrics. The Balanced Scorecard used for the Performance Share Plan comprises metrics covering Customer, Operational, Financial, Safety and People performance.

The results for the 2004/05 Share Plan are shown in the following table:

Category	Measure 04/05	Target	Status
Customer	Customer Experience	Top quartile performance in the 2005 SkyTrax annual airline of the year survey.	Meet
Operational	Punctuality	On Time Arrivals (within 15 minutes of schedule) of 86% weighted average across International and Domestic which matches 2003/04 performance.	Shortfall
People	Safety	32% improvement against final quarter average for 2003/04 i.e. a Group-wide Lost Time Injury Frequency Rate (LTIFR) of 10.	Meet
Financial	Labour unit cost per ASK	Reduce year-on-year labour unit cost per ASK by 3% to 2.75 cents per ASK.	Shortfall
		Overall	100%

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. Please refer to the Important Information.

Last updated: 16/09/2005

Key Performance Indicators (KPIs)

Key Performance Indicators (or KPIs) are the goals that track and measure your performance each year. You should discuss these with your reviewer soon after you join Qantas and at the start of each financial year. You can get more information about KPIs and the performance management process from Performance Management at Qantas or from the KPI Questions & Answers.

Click here for some examples of:

- Safety KPIs;
- People KPIs;
- Financial KPIs;
- Customer/Competitive KPIs; and
- Operational KPIs.

Your KPIs should be reflective of the Balanced Scorecard set for your own Manager, your own Division and your own Segment.

Last updated: 16/09/2005

The Performance Cash Plan

The Performance Cash Plan is designed to reward Executives when key performance measures are achieved over the 12-month business cycle.

The Cash Plan payment (if any) is:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Cash Plan Achievement Factor x Individual Performance Factor.

Click here for Performance Management at Qantas.

The actual incentive earned for each Executive is based on a combination of Qantas' results and individual performance and may be greater than, or less than, the target amount. Any cash will be paid through the payroll system and taxed the same as salary. Executives have the option of salary sacrificing this cash incentive to superannuation. Forms will be available to Executives to enable this election at the appropriate time.

The Cash Plan Flowchart illustrates this graphically.

Further information regarding the 2004 Cash Plan is provided in the General Information Booklet.

Please refer to the Important Information.

Last updated: 19/06/2006

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Site Map

At target opportunity

The percentage of your FAR that you receive as cash and shares depends on your role and responsibilities within the Qantas Group.
This would have been outlined to you in a letter that you should have received from your Executive General Manager (EGM) or from People Shared Services.

If you do not have a copy of this letter, or if you would like another copy, please call People Shared Services, Remuneration & Programs (x22782)

Last updated: 21/09/2006

Content Management | FAQ | Feedback | Change Internet Password

Qantas Achievement Factor for the Cash Plan

Subject to Board discretion, Group performance against a financial target (Profit Before Tax or PBT), determines the amount (if any) of the pool of money available for payment. The CEO and the Board can exercise discretion to adjust any Performance Cash Plan pool when results are below or above the financial target and the Board has absolute discretion on whether any payments will be made under the Performance Cash Plan.

Last updated: 21/09/2006

QANTAS

Cash Plan Flowchart


Qantas must achieve its financial target before any cash payments are made
Qantas Earnings
The financial result that Qantas achieves will determine the amount of the Executive bonus pool (if any)
Individual Key Performance Indicators
Safety & People
Customer Relations & Competitive Environment
Financial
Operational
Your performance is assessed against KPIs
IPF - This is a comparative element in the performance)ssessment process
Individual Performance Factor
Your cash payment (if any) will be leveraged up or down depending on an individual performance factor, mostly in the range of 80% to 120%.

Click here for more detail of Key Performance Indicators (KPIs), and for the Individual Performance Factor

Last updated: 16/09/2005

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

The Performance Share Plan

Site Map

The medium-term incentive component is delivered via deferred shares (Shares) under the Terms and Conditions and the Rules, subject to satisfactory results on a Balanced Scorecard basis.

The value of your Shares (if any) is determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Share Plan Achievement Factor x Individual Performance Factor.

The number of Shares allocated is the value of the shares as above divided by a volume weighted average price at the time.

The Shares are subject to a 10-year Holding Lock. This link includes a Question & Answer section specific to the Holding Lock, along with the (form to) Request to Remove Holding Lock.

Shares will be purchased on-market at the prevailing market price and will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee (Trustee) until the expiry of the specified holding lock period. During this period, the Trustee is the legal owner, the Executive is the beneficial owner of the Shares. As a registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

The Share Plan Documentation governs the operation of the Share Plan and includes the (form to) Request to Remove Holding Lock.

Questions & Answers about the Operation of the Share Plan

Questions & Answers about the Taxation of the Share Plan

Please refer to the Important Information.

Last updated: 22/09/2005

Qantas Achievement Factor for the Share Plan

The Board has absolute discretion to determine if an allocation is to be made under the Performance Share Plan. The Board has discretion to vary the pool allocated (if any) based on their assessment of Qantas' performance against each of the elements of the Balanced Scorecard, and its view of the aggregation of those results. It is possible for a Share Plan allocation to be made in years when no payment results from the Cash Plan, as the two triggering mechanisms are *entirely separate*.


Retention Zone (Board Discretion)
Performance Zone
Share Plan Pool
100%
25%
Board discretion
Performance vs Balanced Scorecard
75%
100%
120%

Last updated: 05/04/2005

Volume Weighted Average Price

The number of Shares allocated to you is governed by the relevant Performance Share Plan Rules.

Rule 2.4 of the 2005 Rules says, "Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average price of Qantas Shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole Share."

The seven Calendar Day Volume Weighted Average Price (VWAP) is the pricing mechanism required by the Australian Tax Office for determining the value of the Share issued to you. It is the average Share price in the one week leading up to the date of allocation. If there are public holidays (or non-trading days) which fall within the specified period, the averaging is shorter.

'e Volume Weighted Average Price (VWAP) is reflected on your Holding Statement.

I can't find my holding statement – can I get another?

Yes. The Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

or visit:

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

For the 2005 allocation, the VWAP was $3.2936.

The Qantas share price at the close of trading on 13 September 2005 was $3.28.

The current price of Qantas shares as traded on the ASX at any point in time, is available under the Shareholder Information section of the qantas website www.qantas.com.

Last updated: 22/09/2005

Holding Lock

A Holding Lock is a common feature of most employee share plans. For Qantas Plans from August 2004, the Holding Lock expires ten years after the date of allocation. Qantas employee share plans that commenced before August 2004 may have different holding lock periods.

During the Holding Lock period, shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the shares whilst they remain subject to a holding lock.

Request to Remove Holding Lock

Executives can "call" for the Holding Lock to be removed on the shares prior to the expiration of the holding lock by submitting a Request to Remove Holding Lock Form to the Company Secretary (SYDQCA/9) or fax 23339.

Whilst these requests can be submitted at any time, the Holding Lock may be removed at the discretion of the ʾard but cannot be removed before:

- 1 July in the first year after the date of allocation for up to one-half of the Shares (e.g. 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation for the remainder of the Shares (e.g. 1 July 2006 for the August 2004 allocation).

Rule 4.3 provides that the Board will not unreasonably withhold permission to remove the Holding Lock. Participants who engage in gross misconduct will automatically forfeit their Shares. Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

A Request to Remove Holding Lock (form) is contained in the Plan Rules, and are available via this link: Share Plan Documentation.

Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

Questions and Answers about the Holding Lock

ʾt updated: 22/09/2005

The Performance Rights Plan

The Performance Rights Plan is a long-term incentive and key retention tool, targeted to Senior Executives and those identified via Qantas' Talent program.

The aim of the Performance Rights Plan is to:

- align the interests of eligible Executives and Shareholders;
- provide targetted but competitive remuneration;
- provide a long-term incentive for the retention of key Executives; and
- support a culture of employee share ownership.

Participants are notified at the time of grant. Documentation is available on this site [Rights Plan Documentation].

As a retention tool, the program is specifically targeted to Executives in senior/key roles or identified as high potential developing Executives.

Subject to achievement of a Performance Hurdle (set by the Board), Rights may be converted (on a one-for-one basis) to ordinary Qantas shares up to ten years after award. Under the current program, rights are converted to shares at no cost to the individual.

Once the Performance Hurdle is satisfied, Executives can "call" for the Rights to be converted.

The Performance Hurdle set by the Board for Rights granted since 2004, is the Total Shareholder Return (TSR) of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX100 Index in relation to 50% of the Rights; and
- a basket of global listed airlines in relation to the other 50% of the Rights.

The TSR will be first tested as at 30 June in the third year following grant and, if required, re-tested every three months over the subsequent two years. For example for the 2004_05 Plan, the hurdle will first be tested as at 30 June 2007, and if required retested on:
30 September 2007; 31 December 2007; 31 March 2008; 30 June 2008;
30 September 2008; 31 December 2008; 31 March 2009; and 30 June 2009;

The Performance Hurdle will be considered satisfied in accordance with the following table:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	50% to 99% satisfied sliding scale
75th to 100th percentile	100% satisfied

Generally, any Rights which have not vested will lapse if the relevant Executive ceases employment with the Qantas Group. Rights will also lapse if the Executive is guilty of gross misconduct in relation to the Qantas Group.

Once Rights vest, Qantas shares will be purchased on-market on a one-for-one basis and registered in the name of the relevant Executive.

Executives should read information on this website in conjunction with "Rights Plan Documentation"

Please refer to the Important Information.

Last updated: 23/09/2005

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Important Information

Site Map

Under all of the incentive plans operating within Qantas, the Chief Executive Officer may recommend changes to the Board, which has discretion to amend the operation of a plan as appropriate given changes in business circumstances. Any such changes would be disclosed in the relevant Annual Report.

Therefore, regardless of whether targets are achieved, the Board and the CEO retain absolute discretion, including to determine whether any payments and/or rewards are to be made under the Performance Plan.

Participation in any year in any element of the Qantas Performance Plan:

- does not confer on an Executive the right to receive any Cash, be allocated Shares or be granted Rights;
- does not confer on an Executive the right to participate in any other bonus plan or incentive plan;
- does not affect any rights which the Qantas Group may have to terminate the employment of any Executive;
- does not confer on any Executive the right to increase damages in any action brought against the Qantas Group in respect of any termination of employment with the Qantas Group; and
- does not confer on any Executive the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared) before a Right is converted and Share delivered.

Executives will cease to participate in the Performance Plan and will not be entitled to any benefits if they are guilty of gross misconduct in relation to the Qantas Group.

Executives acknowledge that they are aware of the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct.

Capitalised terms in this website have the same meaning as in the Qantas Deferred Share Plan Terms & Conditions and the Trust Deed of the Qantas Deferred Share Plan Trust. Copies of these documents can be obtained from Qantas PeopleConnect on x86151. In the event of any inconsistency the Plan Documentation overrides the general information on this website.

This website is provided as general information only and does not constitute specific advice to Executives. Executives must seek independent professional advice from a licensed adviser in relation to their participation in the Performance Plan, including taxation advice.

)r further information, Executives should refer to information contained on this intranet website in conjunction with the "Plan Documentation" which for the Share Plan comprises the following:

- **Performance Share Plan Rules for the relevant year of allocation;**
- **Qantas Deferred Share Plan Terms and Conditions; and**
- **Qantas Deferred Share Plan Trust Deed.**

A link to the ATO website is also provided in the documentation, for access to the Class Rulings.

All Qantas incentive plan documentation is confidential and the property of Qantas and must not be distributed externally, except for the purpose of seeking independent professional advice.

Last updated: 22/11/2005

Content Management | FAQ | Feedback | Change Internet Password

Guiding Principles

Site Map

The guiding principles in managing remuneration for Executives are that:

- all elements of remuneration should be set at an appropriate level having regard to market practice for roles of similar scope and skill;
- the Performance Plan should be used to differentiate reward for high performers and to encourage continuously higher levels of performance;
- the Performance Plan should be clearly linked to appropriate goals via a robust performance management system; and
- the Performance Equity Plan, comprising the Performance Share Plan and Performance Rights Plan elements of the Performance Plan, should be used to align the interests of executives with shareholders, support a culture of employee share ownership, and act as a retention initiative.

erall the mix of the remuneration program is consistent with market practice.

Last updated: 21/04/2005

Plan Documentation

Site Map

Further information about the Performance Cash Plan can be found elsewhere on this website.

Click here for Performance Share Plan Documentation which comprises of:

- Performance Share Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Qantas Deferred Share Plan Trust Deed.

The Request to Remove Holding Lock (form) is contained in the Rules.

Performance Rights Plan Documentation comprises of:

- Performance Rights Plan Rules for the relevant year of allocation; and
- Qantas Deferred Share Plan Terms and Conditions

This documentation is available on this website, or on request from PeopleConnect.

Documentation for Legacy Long Term Incentive Plans is also available

Equity plan documentation is also available via the Qantas Share Registry, which can be contacted on 1800 177 747
or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan.

ATO Class Rulings

Qantas has obtained Class Rulings from the Australian Tax Office on behalf of all Executives, which details the tax implications of participation in the Performance Equity Plan. Pdf versions of the Class Rulings can be downloaded from the ATO website. Links to the Class Rulings are provided within the relevant plan documentation.

't updated: 22/11/2005

General Information Booklet

The attached General Information Booklet was prepared for the 2004/05 Performance Plan:

Exec Performance Plan _FINAL.pdf

Last updated: 21/04/2005

Share Plan Documentation

You should read the information on this website in conjunction with Plan Documentation which for the Share Plan comprises the following:

2006 Performance Share Plan

2006 PSP Rules APPROVED 14 Sep 06.pdf

2005 Performance Share Plan

'05 Performance Share Plan Rules (14.9.05).pdf

2004 Performance Share Plan

Performance Shares Plan Rules 2004 FINAL.pdf

The Request to Remove Holding Lock Form is on Page 4 of the relevant Plan rules.

Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions)

Deferred Share Plan T&Cs (Sep 06).pdf

Qantas Deferred Share Plan Trust Deed (Trust Deed)

Qantas Deferred Share Plan Trust Deed.pdf

The ATO Class Ruling (CR 2005/100) for the 2004 Performance Share Plan can be obtained via the ATO website. Copies of the class Ruling can be used when obtaining independent tax advice.

Please refer to the Important Information.

Last updated: 21/09/2006

Rights Plan Documentation

Executives should read information on this website in conjunction with "Plan Documentation" which for the Rights Plan comprises the following:

- Performance Rights Plan Rules for the relevant year of allocation (Rules); and

  2004_05 Plan Rules: Performance Rights Plan Rules 04.05 FINAL.pdf (for rights granted in 2004 or early in 2005)

  2005 Plan Rules: 2005 Performance Rights Plan Rules (14.9.05).pdf (for rights granted on or after 17 August 2005)
- Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions)

The Terms and Conditions are located on the Share Plan documentation page of this website.

Legacy Plans:

Some Executives participated in previous Long Term Incentive Plans which are governed by their own documentation (see below). You can get a full summary of your holdings via the Share Registry Website

Copies of Legacy Plan Documentation are available on this website

Please refer to the Important Information.

Last updated: 22/11/2005

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Plan Documentation for Legacy Long Term Incentive Plans

Site Map

Legacy Plans:

Some Executives participated in previous Long Term Incentive Plans which are governed by their own documentation (see below). You can get a full summary of your holdings via the Share Registry Website

Qantas Long-Term Executive Incentive Plan (QLTEIP) - 1999 Award

Plan Rules: Qantas Long-Term Executive Plan Rules for the 1999.2000 Award.pdf

.n Terms & Conditions: Qantas Long-Term Executive Incentive Plan.pdf
Any executive wishing to convert entitlements must submit a Conversion Notice:

QLTEIP Notice of Conversion1999.00 - Final.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2004 (the final test for vest) 88.75% of entitlements were vested

1999 QLTEIP entitlements:
have a strike price of $4.99
expire on 17 November 2007.

Qantas Long-Term Executive Incentive Plan (QLTEIP) - 2000 Award & 2000 Supplementary Award

)n Rules: Qantas Long-Term Executive Incentive Plan Rules for the 2000.2001 Award.pdf
Plan Terms & Conditions: as for 1999 Award above
Any Executive wishing to convert entitlements must submit a Conversion Notice:

QLTEIP Notice of Conversion2000.01.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2005 (the final test for vest) 83.67% of entitlements were vested.

2000 QLTEIP entitlements:
have a strike price of $3.44
expire on 24 November 2008

2001 Qantas Long Term Executive Incentive Plan (QLTEIP)

Plan Rules & Plan Terms & Conditions: as for 1999 Award above
Any Executive wishing to convert entitlements must submit a Conversion Notice:

QLTEIP Notice of Conversion - special award.pdf
Conversion notices received between 1 August and 31 January are submitted to the February Board,
Conversion notices received between 1 February and 31 July are submitted to the August Board.
If the Board approves the conversion, the Qantas Share Registry will send you an updated Holding Statement.

As at 30 June 2005 (the final test for vest) 83.67% of entitlements were vested.

2001 QLTEIP entitlements:
have a strike price of $3.62
expire on 20 February 2009

2003 Deferred Share Plan - Qantas Senior Manager Long-Term Incentive Plan

Plan Rules DSPLTI.pdf
The Terms and Conditions and the Trust Deed are located in the Share Plan documentation site

The ATO Class Ruling (CR 2005/97) for the DSP LTI can be obtained via the ATO website

2003/2004 Performance Rights Plan

Plan Rules DSP - FINAL 03.04 Performance Rights (DSP).pdf
The Terms and Conditions and the Trust Deed are located in the Share Plan documentation site

The ATO Class Ruling (CR 2005/99) for the 2003/2004 Performance Rights Plan can be obtained via the ATO website

Please refer to the Important Information.

Last updated: 22/11/2005

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Site Map

Questions & Answers

The questions and answers have been grouped as follows for ease of reference - click here if you would prefer to just get the full list

- Questions relating to eligibility for the Performance Plan
- Questions relating to Leaving Qantas
- Questions relating to KPIs
- Questions relating to the Operation of the Share Plan
- Questions relating to the Holding Lock
- Questions relating to dividends and shareholders rights
- Questions relating to other employee equity programs
- Glossary of terms used in equity plans
- How will I be taxed?

Also, if you need the following forms:

- *Salary Sacrifice election for Performance Cash Plan*
- s.139 election (to be taxed up front) for Performance Equity Plans

The Request to Remove Holding Lock (forms) are contained in the Rules which are available via the documentation links below.

Qantas has obtained Class Rulings from the Australian Tax Office on behalf of all Executives, which details the tax implications of participation in the Performance Equity Plan. *Pdf versions of the Class Rulings can* be downloaded from the ATO website. Links to the Class Rulings are provided within the relevant plan documentation.

Additional copies of plan documentation are available via the following links:

- Cash Plan documentation
- Share Plan documentation
- Rights Plan documentation
- Legacy long term incentive equity program documentation

Forms for requesting removal of holding locks form part of the relevant Plan rules available via the above links

Who do I contact if I have more questions?

Please refer to the Important Information.

Last updated: 22/11/2005

Content Management | FAQ | Feedback | Change Internet Password

Full Set of Questions and Answers

Eligibility

1. Who determines how much the Performance Plan delivers to me?

The Board and the Chief Executive Officer have absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan.

2. Who can participate in the Executive Performance Plan?

Generally, all Executives may participate in the Executive Performance Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of allocation under the Plan.

The Executive Performance Plan is designed for Qantas Executives who are Australian resident taxpayers. Participation is by invitation only. Generally, non-Australian tax resident Executives may not participate in the equity elements of the Executive Performance Plan. Some non-Executives may be invited to participate in the Executive Performance Plan. The Board and the CEO determines who may participate in equity plans. Participation is not automatic and participation in one year does not confer any right to participate in the Executive Performance Plan in subsequent years.

3. Who can participate in the Performance Cash Plan (PCP)?

Generally, all Executives may participate in the Performance Cash Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of payment under the Plan.

Participation is by invitation only. Some non-Executives may be invited to participate in the Performance Cash Plan. Participation is not automatic and participation in one year does not confer any right to participate in the Performance Cash Plan in subsequent years.

4. Who can participate in the Performance Share Plan (PSP)?

Generally, all Executives may participate in the Performance Share Plan, provided they were eligible at 30 April and remain employed by Qantas as at the date of allocation under the Plan.

The Board determines which employees and Executives of the Qantas Group are eligible to participate in the Qantas Performance Share Plan. Generally Executives are notified in August of their participation following a decision by the Chief Executive Officer (to whom the Board delegated authority to make this decision). A holding statement is sent in September. Formal Plan documentation is available on this website.

Participation is not automatic and participation in one year does not confer any right to participate in the Performance Share Plan in subsequent years.

5. Who can participate in the Performance Rights Plan (PRP)?

The Performance Rights Plan is designed for Qantas Executives who are Australian taxpayers. Participation is by invitation only. Generally, overseas resident Executives may not participate in the equity elements of the Executive Performance Plan.

The Performance Rights Plan is specifically targeted to senior management and others identified as high potential developing Executives.

Participation is not automatic and participation in one year does not confer any right to participate in the Performance Share Plan in subsequent years.

6. What is the basis for selection in the Performance Rights Plan?

You will need to discuss this with your Manager or Head of People.

7. What happens if I work part-time, or if I have worked only a part of the year?

The Performance Cash Plan amount will be pro-rated if you work part-time or if you have not been eligible to participate for the entire Plan year. The payment will be pro-rated based on the time you worked in an eligible position or the percentage of the week worked, if part-time.

Similarly, any award under the Performance Share Plan may be pro rated if you are part-time, or if you have not been in an eligible position for the entire year.

If you were not in an eligible position as at 30 April you will not be eligible to participate until any future awards under the Executive Performance Plan are determined. There may not necessarily be an annual award under the Executive Performance Plan. An award in one year does not confer any right to any Qantas employee to receive an award under the Executive Performance Plan in subsequent years.

8. What if I move positions within Qantas? What if I am not in an eligible position at the time of payment?

Generally, while you are employed by Qantas, any Shares will continue to remain subject to the Holding Lock unless you submit (and Qantas processes) a Request to Remove Holding Lock or on the expiry of ten years. This remains the case even if you move positions within Qantas.

However, if you move positions within Qantas you may no longer be eligible to participate in future awards under the Executive Performance Plan.

You must remember, however, that Shares will be forfeited if you commit an act of gross misconduct in relation to the Qantas Group.

Cessation of employment

9. What if I leave Qantas?

You must be employed by the Qantas Group to receive an award under the Performance Plan at payment date.

Generally, any Shares awarded to you under the Performance Share Plan which remain subject to a holding lock will be forfeited if you cease employment with the Qantas Group. Specific information is contained in the Rules.

For Shares allocated in August 2004:

If you are employed by the Qantas Group after 30 June 2005 (but not as at 30 June 2006) and you comple a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect of one-half of the shares you acquire.

If you are employed by the Qantas Group after 30 June 2006 and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect to all the shares you acquire.

A similar pattern applies to the 2005 Shares, and is detailed on the final page of the Rules.

10. Where can I get another copy of the Executive Performance Plan General Information Booklet?

The information contained in the 2004 Executive Performance Plan General Information Booklet is available on the Intranet. Alternatively, PeopleConnect can send you a replacement copy of the 2004 Executive Performance Plan General Information Booklet.

11. Where can I get another copy of the Executive Performance Plan documentation?

The information is available on this website. Alternatively, PeopleConnect can send you a replacement copy of the 2004 Executive Performance Plan General Information Booklet.

Replacement Holding Statements can be obtained from the Share Registry. Alternatively, Shareholders can view their Shareholding on the Qantas Website, www.qantas.com. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of

your Holding Statement.

12. What happens if I am made redundant?

You must be employed by the Qantas Group to receive an award under the Performance Plan at payment date.

Generally, any Shares awarded to you under the Performance Share Plan which remain subject to a holding lock will be forfeited if you cease employment with the Qantas Group. Specific information is contained in the Rules.

For Shares allocated in August 2004:

If you are employed by the Qantas Group after 30 June 2005 (but not as at 30 June 2006) and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect of one-half of the shares you acquire.

If you are employed by the Qantas Group after 30 June 2006 and you complete a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, and the request is approved, then your Request to Remove Holding Lock will be valid in respect to all the shares you acquire.

A similar pattern applies to the 2005 Shares, and is detailed on the final page of the Rules.

13. What happens if I am a "Special Circumstance"?

For the purposes of the Performance Plan, Special Circumstances include:

- Total and Permanent Disablement;
- death;
- retirement; or
- such other circumstance that the Board may at any time determine.

If your employment ceases due to a Special Circumstance arising, generally the Holding Lock will be lifted either:

- the day after the Special Circumstance occurs; or
- the day the Board determines that a Special Circumstance exists.

If you are a Special Circumstance, you will have specific correspondence with the Remuneration & Programs team.

14. What determines Retirement?

Discrimination legislation prevents the possibility of defining retirement in terms of an arbitrary attainment of age. Typically you and Qantas are clear if your termination is a retirement rather than some other form of termination and this will be discussed with the Remuneration & Programs team on a case by case basis.

15. Do I need to sell my Shares if I leave Qantas?

No, there is no requirement that you have to sell any Shares registered in your name just because you are leaving Qantas.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

If you leave, you will need to complete any Request to Remove Holding Lock Form prior to cessation of employment with the Qantas Group.

16. Do I need to sign anything if my Shares are forfeited?

No, you do not need to sign anything if your Shares are forfeited. If your Shares are forfeited, the Share Registry will issue you with a revised Holding Statement detailing the change.

17. What paperwork do I need to complete if I leave Qantas?

If you are contemplating leaving Qantas, your Request to Remove Holding Lock Form should be submitted before you cease employment. Generally, any Shares still subject to Holding Lock are forfeited on

termination of employment.

KPIs

18. What is a KPI?

Key Performance Indicators (or KPIs) are the goals that track and measure your performance each year. You should discuss these with your reviewer soon after you join Qantas and at the start of each financial year.

19. Where can I get more information about KPIs?

You can get more information about KPIs and the performance management process from the Intranet.

http://qfintranet.qantas.com.au/hr/performancemanagement/index.html

20. How are my KPIs set?

Your KPIs are agreed between you and your reviewer.

21. When are my KPIs reviewed?

KPIs are reviewed at year end, at a time mutually convenient for yourself and your reviewer. Typically this will be in June or July.

22. What is the individual performance factor?

Performance of Executives against their specific annual goals and the relative contribution of those Executives is assessed via the annual Performance Planning & Review (PP&R) process. This enables distribution of the Performance Cash Plan and Performance Share Plan pools, differentiated according to individual performance.

In determining your overall Executive Performance Plan allocation or payment, you will receive an "individual performance factor". For Executives whose performance is rated as satisfactory, this will largely be in the range of 80% - 120% and this factor is used to leverage your Performance Cash Plan payment and Performance Share Plan allocation recommendation up or down.

Executives whose performance is less than satisfactory may receive an "individual performance factor" of less than 80%. This factor allows your Reviewing Manager or Divisional Head to recognise the broader contribution of your performance in relation to the leadership and overall profitability of Qantas. The EGM People will apply this same principle in recommending final Performance Cash Plan payments and Performance Share Plan allocations to the Board and/or Chief Executive Officer for approval.

23. What KPIs might be included in "Customer", "Operational", "Financial" and "Safety and People"?

Your KPIs should be reflective of the Balanced Scorecard set for your own Manager, your own Division and your own Segment.

24. What happens if Qantas does not meet its financial target for the Performance Cash Plan?

Awards under the Performance Cash Plan are at the absolute discretion of the Board and/or the Chief Executive Officer.

Qantas' performance against its targets provides a baseline for reward under the Executive Performance Plan. If Qantas does not meet its financial targets, in their absolute discretion the Board and/or the Chief Executive Officer may choose to make an award/payment (at or below target) if circumstances warrant. Equally, in their absolute discretion, the Board and/or the Chief Executive Officer may determine that Qantas will make **no** rewards and/or payments under the Performance Cash Plan regardless of whether targets are achieved.

If the Board does not approve a pool for payment, no payments will be made under the Performance Cash Plan. This decision is made independently for each of the Performance Cash Plan and Performance Share Plans, so it is feasible for there to be a cash payment with no share allocations or vice versa depending on the circumstances.

25. What happens if Qantas does not achieve the Balanced Scorecard targets for the Performance Share Plan?

Awards under the Performance Share Plan are at the absolute discretion of the Board and/or the Chief Executive Officer.

Qantas' performance against its targets provides a baseline for reward under the Executive Performance Plan. If Qantas does not meet its financial targets, in their absolute discretion the Board and/or the Chief Executive Officer may choose to make an award/payment (at or below target) if circumstances warrant. Equally, in their absolute discretion, the Board and/or the Chief Executive Officer may determine that Qantas will make **no** rewards and/or payments under the Performance Share Plan regardless of whether targets are achieved.

If the Board does not approve a pool of shares for allocation, no allocations will be made under the Performance Share Plan. This decision is made independently for each of the Performance Cash Plan and Performance Share Plans, so it is feasible for there to be a cash payment with no share allocations or vice versa depending on the circumstances.

26. Why are all Executives subject to a safety KPI?

Occupational Health and Safety improvement is an important strategic objective for all the Qantas Group, which is endorsed and sponsored by the Board. Its importance is reflected by its inclusion as a significant component in the Executive Performance Plan targets.

All Executives are expected to play their part in Qantas achieving its safety objectives, even where the Executive does not have direct responsibility for an operational area.

This is seen as a "team initiative" under which all Executives will support achievement of the Qantas Group's safety objective.

27. What happens if I don't meet my KPI target?

You would ordinarily need to achieve a minimum of 90% of any particular KPI in order to receive any reward or payment under the Executive Performance Plan. Achievement at a lower level of a KPI may be considered on a case-by-case basis when the target was clearly a stretch target. Achievement of 50% overall for all goals would represent the minimum satisfactory level of performance to generate any reward under the Executive Performance Plan. Higher levels of achievement would be reflected by a higher percentage achieved.

Regardless of any KPI achieved, awards under the Executive Performance Plan are at the absolute discretion of the Board and/or Chief Executive Officer.

Operation

28. When will I get my Shares?

Shares (if any) are granted following the Board review of the performance of Qantas against a number of key measures (the Balanced Scorecard contains measures relating to Customer, Operational, Financial and Safety and People). If the Board determines that the Balanced Scorecard target has been met, the Board may in its discretion resolve to allocate shares to Executives. Generally, the Board reviews Qantas' performance against the Balanced Scorecard in August.

The Shares (if any) will be allocated to you on the allocation date and will be held in Trust on your behalf until the Holding Lock is removed or you call for the Holding Lock to be removed.

Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. Subject to the Inside Information provisions of the Corporations Act, you are then free to deal with your Shares as you wish – this includes selling, transferring your Shares, as well as granting security over your Shares.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

29. How many Shares will I get?

A different number of shares will be allocated under each Performance Share Plan award.

Share allocations are at the absolute discretion of the Board. If the Board determines that an allocation is to be made, the value of your Shares (or the "cash value of the Incentive awarded" in the quote from the Rules below) is determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Achievement Factor x Individual Contribution Factor.

The number of Shares you were allocated is governed by the relevant Performance Share Plan Rules.

Rule 2.4 of the 2005 Rules says, "Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average price of Qantas Shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole Share."

The Volume Weighted Average Price (VWAP) is reflected on your Holding Statement.

30. When can I sell the Shares?

Shares cannot be sold or otherwise dealt with until the expiry of the Holding Lock Period. Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. You are then free to deal with your Shares as you wish. This includes selling, transferring your Shares, as well as granting security over your Shares.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

31. When should I sell my Shares?

Qantas cannot advise you of this decision. In fact, only certain licensed persons can advise you regarding this kind of decision. Acquiring and disposing of Shares is your personal decision.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

32. Do I have to sell my Shares?

No. There is no requirement to sell any Shares registered in your name for any reason.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

33. Where can I get a copy of the Qantas Employee Share Trading Policy (Insider Trading) and the Qantas Code of Conduct?

A copy of the Code of Conduct can be found within Volume 1 of the Qantas Policy Manual which is available on the Intranet.

Click here for Qantas Code of Conduct.

You must click on the arrow on the left side of the page next to Section 1 - Corporate Governance and then double click on the Code of Conduct.

You may also find a copy of the Code of Conduct on the Qantas website (www.qantas.com) under Corporate Governance.

34. Can I salary sacrifice my FAR into Shares?

No, there is currently no facility to salary sacrifice your FAR into Shares.

There is a facility to salary sacrifice part or your entire Performance Cash Plan into superannuation however this is outside the ambit of the Executive Performance Plan. PeopleConnect can provide the relevant form in soft copy. The election must be made prior to 30 June in the year in which you wish to make the election.

35. Can the Shares be registered in someone else's name?

No.

See Clause 4.3 of the Qantas Deferred Share Plan Terms & Conditions.

36. Can I use my Shares as security?

No. In accordance with clauses 4.3 and 4.4 of the Qantas Deferred Share Plan Terms & Conditions, Shares cannot be used as security until the expiry of the Holding Lock Period. Once the Holding Lock is removed, Shares are transferred from the Trustee and registered in your name. You are then free to deal with your Shares as you wish - this includes as security.

Disposal or otherwise dealing of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) including in the Qantas Code of Conduct.

37. What is the Plan Documentation?

Performance Cash Plan Documentation comprises of the Executive Performance Plan *General Information* Booklet.

Performance Share Plan Documentation comprises of:
- Performance Share Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Qantas Deferred Share Plan Trust Deed.

Performance Rights Plan Documentation comprises of:
- Performance Rights Plan Rules for the relevant year of allocation;
- Qantas Deferred Share Plan Terms and Conditions; and
- Executive Performance Plan General Information Booklet (including the Performance Rights Plan General Information loose leaf page).

This documentation is available on the Executive Remuneration Intranet site, or on request from PeopleConnect. Equity Plan documentation is also available via the Qantas Share Registry.

38. Do the Shares automatically unlock after the one and two years?

No, the Shares will only automatically unlock after the 10-year Holding Lock expires. If you wish for the Holding Lock to be removed before this time, you must complete a Request to Remove Holding Lock Form and return it to the Company Secretary (SYDQCA/9) or fax x23339.

However, for Shares allocated since 2004, the Holding Lock may only be removed after:
- *1 July in the first year after the date of allocation* for up to one-half of the shares (eg 1 July 2006 for the August 2005 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2007 for the August 2005 allocation).

39. Why am I getting these Shares?

Shares may be awarded under the Performance Share Plan, which is one element of the Executive Performance Plan.

At the August Board Meeting, the Board sets a "Balanced Scorecard" for the financial year. The Balanced Scorecard contained measures relating to *Customer, Operational, Financial and Safety and People* performance.

The Board tests Qantas' performance against the Balanced Scorecard at its subsequent August Meeting. Shares may be allocated following the Board's approval of Qantas' performance against the Balanced Scorecard and taking into consideration your "individual performance factor" as determined with your Manager.

40. Why did I get this number of Shares allocated to me?

At the August Board Meeting, the Board sets a "Balanced Scorecard" for the *financial* year. The Balanced Scorecard contained measures relating to Customer, Operational, Financial and Safety and People performance.

The Board tests Qantas' performance against the Balanced Scorecard at its subsequent August Meeting. Shares may be allocated following the Board's approval of Qantas' performance against the Balanced Scorecard and taking into consideration your "individual performance factor" as determined with your Manager.

The value of your Shares (or the "cash value of the Incentive awarded" in the quote from the Rules below) was determined by:

Your FAR x Your "At Target" opportunity (as a %) x Qantas Achievement Factor x Individual Contribution Factor.

The number of Shares allocated is governed by the relevant Performance Share Plan Rules.

Rule 2.4 of the 2005 Rules says, "Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average price of Qantas Shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole Share."

The Volume Weighted Average Price (VWAP) is reflected on your Holding Statement.

41. What percentage of my FAR will I receive as Shares?

The percentage of your FAR that you receive depends on your role and responsibilities within the Qantas Group. For the 2004/05 Plan these were outlined to you in a separate letter that you should have received from your EGM in August, or more recently from Shared Services if you joined after 1 May 2004. If you do not have a copy of this letter, or if you would like another copy, your Manager can give you this information.

42. Who owns the Shares under the Performance Share Plan?

The Shares will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiration of the Holding Lock Period.

The Trustee is the legal owner. The Executive has the beneficial ownership.

Holding Lock

43. What is a Holding Lock Period?

During the Holding Lock period, Shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the Shares whilst they remain subject to a Holding Lock.

44. Why is there a Holding Lock period?

One of the aims of the Executive Performance Plan was to align the interests of the Executive with the interests of Shareholders, whilst also providing an element of Executive retention (ie. a disincentive for Executives to cease employment with the Qantas Group).

45. What is the difference between a Holding Lock and a Trading Lock?

There is no actual difference between a Holding Lock and a Trading Lock, however Holding Lock is the term used by Qantas.

During the Holding Lock (or Trading Lock) period, Shares cannot be transferred, sold or otherwise dealt with. Also, no security can be granted over the Shares whilst they remain subject to a Holding Lock.

46. How long is the Holding Lock Period for?

Unless the Board determines otherwise, Shares will be subject to a Holding Lock Period until the tenth anniversary of the date of allocation.

For Shares allocated since August 2004, an Executive may request at any time that the Board exercise its discretion to remove the Holding Lock before the Holding Lock Expiry date (tenth anniversary of allocation), provided the Holding Lock is not removed before:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for

the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

47. How do I request that the Holding Lock be removed?

Executives can "call" for the Holding Lock to be removed on shares prior to the expiration of the Holding Lock by submitting a Request to Remove Holding Lock Form.

A Request to Remove Holding Lock Form is contained in the Plan Rules, and is available via the following link: Share Plan Documentation. The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

Whilst these requests can be submitted at any time, the Holding Lock may be removed at the discretion of the Board but cannot be removed before:
- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

Upon call or the expiry of the relevant Holding Lock, shares will be transferred from the Trustee and registered in the relevant Executive's name.

48. What happens when the Holding Lock lifts or is removed?

When the Holding Lock lifts or is removed, Shares will be transferred from the Trustee and registered in your name.

The Qantas Share Registry will send you an updated Holding Statement soon after the Holding Lock is removed. The updated Holding Statement will contain all information relevant at that time. This will include any financial information you may need to complete your taxation records.

49. What happens if I put in a request to remove the Holding Lock?

A Request to Remove Holding Lock Form is contained in the Plan Rules, and is available via the following link: Share Plan Documentation. The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

If you submit a Request to Remove Holding Lock, it will be deemed to be received by the Company Secretary on the last business day of the relevant month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock may be removed and the Shares will be transferred from the Trustee and registered in your name.

The Qantas Share Registry will send you an updated Holding Statement soon after the Holding Lock is removed. The updated Holding Statement will contain all information relevant at that time. This will include any financial information you may need to complete your taxation records.

50. What happens if I put in a request to remove the Holding Lock before the minimum holding period?

This is explained in examples on the last page of the Rules. The Rules are available in the Share Plan Documentation. If you still don't understand how it works, you should discuss with your Manager or Head of People.

51. I have sent my form in but I haven't received any Shares. Where are the Shares?

Requests to remove the Holding Lock are only deemed received on the last business day of every month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock will be removed and the Shares will be transferred from the Trustee and registered in your name.

Therefore if you submit a request to remove the Holding Lock at the beginning of a month, the Holding Lock will not be removed and the Shares will not be transferred into your name until the first business day of the next month.

For 2004 Shares, if you sign and return the form prior to 1 July 2005, providing you are still employed by the Qantas Group as at 30 June 2005, your form cannot be processed until 1 July 2005 and will be deemed to be received on Friday 29 July 2005 (being the last business day of the month of deemed receipt). Subject to the Board exercising its discretion, up to one-half of your Deferred Shares will be transferred from the Trustee and registered in your name. The transfer will occur on Monday 1 August 2005 (being the first business day of the following month). Within a reasonable period of time after the transfer, the Qantas Share Registry will send you an updated Holding Statement.

For 2005 Shares a similar pattern applies

52. Can you ask for the Holding Lock to be removed at any time? Yes
53. If you don't act at the earliest opportunity are you committed for the 10 years? No

You may submit a Request to Remove Holding Lock Form for Shares allocated since 2004 at anytime, however the Holding Lock will not be removed before:

- 1 July in the first year after the date of allocation for up to one-half of the shares (eg 1 July 2005 for the August 2004 allocation); and
- 1 July in the second year following the date of allocation in relation to the remainder of the shares (eg 1 July 2006 for the August 2004 allocation).

The Request to Remove Holding Lock Form is contained in the Rules available via Share Plan Documentatic
The form must be returned to the Company Secretary on (SYDQCA/9) or fax x23339.

In addition, requests to remove the Holding Lock are only deemed received on the last business day of every month. The Board, in its discretion, may then decide to remove the Holding Lock (this discretion cannot be unreasonably withheld). Accordingly, on the first business day of the following month, the Holding Lock will be removed and the Shares will be transferred from the Trustee and registered in your name.

54. Do I own the Shares when the Holding Lock is removed?

Yes.

Once the Holding Lock is removed the Shares are transferred from the Trustee and registered in your name. You are then free to deal with the Shares as you wish.

Disposal of any Qantas Shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

55. What is the significance of the 10-year period?

10 years is the maximum period that the relevant tax legislation allows participants to enjoy the benefits o tax deferral.

56. How much discretion does the Board have to remove the Holding Lock prior to the expiration of the 10-year Holding Lock?

Rule 4.3 provides that the Board will not unreasonably withhold permission to remove the Holding Lock.

The Board may however, refuse to remove the Holding Lock for participants who damage the reputation of Qantas. Participants who engage in gross misconduct will automatically forfeit their Shares.

Shareholder rights

57. Will I receive Dividends?

Under the Performance Share Plan, as the registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

You will not receive any dividend payments in respect of any rights granted to you under the Performance Rights Plan.

58. Do I receive Dividends from the Shares even though I have not called for them?

Yes. Under the Performance Share Plan, as the registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the

beneficial holder of the Shares.

59. Can I receive my Dividend by way of cheque?

No. If the Trustee resolves to distribute any dividends to you as the beneficial holder of the Shares, the Trustee will pay this distribution into a nominated Australian Bank Account of your choice.

60. Can I participate in the Qantas Dividend Reinvestment Plan in relation to my Share Plan award?

No. The Trust Deed entitles you to receive a cash payment if the Trustee resolves to distribute any dividends it receives to you as the beneficial holder of the Shares.

61. Can I vote these Shares at an AGM?

Yes. You may direct the Trustee how to vote on your behalf at an AGM. A Voting Direction form will be sent to you at the time you receive the Qantas Notice of Meeting.

Administration

62. How can I update my details with the Qantas Share Registry?

You can update your personal details under the Shareholder Information section of the Qantas Website, www.qantas.com.

Alternatively, the Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

[or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan].

63. How do I keep track of my Shareholding?

Shareholders can view their Shareholding on the Qantas Website, www.qantas.com. Shareholder Information can be found under the Investors section. You will need your Holder Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your Holding Statement.

Alternatively, the Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

[or visit https://www.asxperpetual.com.au/shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan].

64. I can't find my holding statement - can I get another?

Yes. The Qantas Share Registry can assist you with all Shareholder related questions. The Qantas Share Registry can be contacted on 1800 177 747.

Other Qantas incentive plans

65. Can I participate in the Qantas Profit Share Scheme (QPS) as well as the Performance Share Plan?

The Qantas Board has suspended QPS for the time being. However, if the Board wishes to reinstate QPS, eligibility for QPS will be determined at that time.

66. How does this plan compare with the QPS?

The two plans are not comparable. QPS is a retrospective bonus while the Performance Share Plan is a

medium-term incentive. There are also different tax implications of both plans.

67. How does the Performance Share Plan compare to Performance Rights Plan?

The plans are two separate elements of the remuneration framework at Qantas and are very different, especially in terms of performance hurdles and timelines. However, both elements are designed to strengthen the alignment of the interests of Participants with Shareholders.

The medium-term incentive component of the Executive Performance Plan is delivered via deferred shares under the Terms and Conditions and the Rules subject to satisfactory results on a Balanced Scorecard Basis.

Participation in the Performance Rights Plan is by invitation to selected individuals. The Performance Rights Plan is the long-term incentive component of the Executive Performance Plan.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

68. What about QLTEIP?

The Qantas Long-Term Executive Incentive Plan was the long term equity component in 1999 to 2001. The Plan was terminated by the Board in 2002. Some Entitlements under QLTEIP remain outstanding and participants receive relevant information intermittently.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

69. What about Senior Manager Long-Term Incentive Plan?

The Senior Manager Long-Term Incentive (or the Deferred Share Plan - Long Term Incentive) was the long-term equity component in 2003. It was the precursor to the Performance Rights Plan. Participants received information about the Plan at the time.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

70. What about other DSP awards?

Each award provided in the past has its own related documentation that would have been provided to participants at the time of the award.

A summary of your holdings under all Executive equity programs is available on the Intranet.

https://www.asxperpetual.com.au/Shareholders/secure/iwsHolderValidation.asp?issuer=QAN&custom=1&flag=1&css=qan

Glossary/Technical Terms under the Equity Plans

71. What is a Share?

A Share represents part-ownership in a company. Ordinary Shares are traded on the Australian Stock Exchange. They entitle the Shareholder to vote at general meetings (one vote per Share owned) and receive any dividends that are declared.

72. What is a Right?

A Right is an entitlement to receive an ordinary Share at a future (specified) date in time, providing certain performance hurdles are met.

73. What is a VWAP?

The seven Calendar Day Volume Weighted Average Price (VWAP) is the pricing mechanism required by the Australian Tax Office for determining the value of the Share issued to you. It is the average Share price in the one week leading up to the date of allocation. If there are public holidays (or non-trading days) which fall within the specified period, the averaging is shorter.

74. What is "beneficial ownership"?

The Shares will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiration of the Holding Lock Period.

The Trustee is the legal owner. The Executive has the beneficial ownership (ie right to receive a distribution if the Trustee so resolves and the right to direct the Trustee to vote at General Meetings).

75. What is a Dividend?

A dividend is a distribution of a company's profit to its Shareholders. A dividend is usually expressed as a number of cents per Share owned.

76. What is a distribution?

A distribution is a payment by a trustee. The Trustee may resolve to distribute to you (as the beneficial owners of the Shares) any dividend it receives as the registered owner of the Shares. The Trustee will pay any distributions into a nominated Australian Bank Account of your choice.

The distribution will include the franking credits attached to any franked dividend paid to the Trustee by Qantas.

77. What is the Acquisition Price?

The number of Shares allocated is calculated by dividing the cash value of the actual incentive awarded by the volume weighted average Share price over the last seven calendar days up to the date of allocation. The price used to determine the number of Shares allocated under the 2004 Performance Share Plan award for Executives was $3.2501. The price used for the 2005 allocation was $3.2936. The price used for the 2006 allocation was $3.2957.

78. What is the date of allocation?

The date of allocation is the day that an offer of Shares is made to you.

The date of allocation is the date that the Board and/or Chief Executive Officer approves the allocations to Executives.

On the date of allocation, you have the beneficial interest in the Shares as the Shares are registered in the name of the Trustee and are held by the Trustee until the Holding Lock is removed.

79. What is the Qantas Achievement Factor?

The Qantas Achievement Factor is the extent to which the corporate goal has been achieved, as determined by the Board (in its absolute discretion), in its review in August. The factor for the Performance Cash Plan relates to a Group financial target. The factor for the Performance Share Plan relates to the Balanced Scorecard.

80. What is a "Balanced Scorecard"?

A Balanced Scorecard is a selection of metrics used to monitor performance. Balance is provided between subjectivity and objectivity and between financial results and other key metrics. The Balanced Scorecard used for the Performance Share Plan comprises metrics covering Customer, Operational, Financial, Safety and People performance.

The 2005 Balanced Scorecard relates to:

- Customer: customer satisfaction;
- Operational: network punctuality improvements;
- Financial: reduction in labour unit cost per Available Seat Kilometres (ASK); and
- Safety and People: reduction in employee injury rates.

81. What is FAR?

Salary decisions are based on the concept of Fixed Annual Remuneration (FAR), which involves a guaranteed salary level from which superannuation and certain other benefits such as a maintained motor vehicle are able to be deducted, at the election of the employee, on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle of the market approach as compared to similar comparative roles within Australia, having particular reference to large public companies for the most senior roles.

82. What is the Performance Cash Plan?

The Performance Cash Plan is designed to reward Executives when key performance measures are achieved over the 12-month business cycle. The target reward is a percentage of Fixed Annual Remuneration (FAR) dependent on each individual's level of responsibility and is confirmed to Executives in writing separately.

Company performance against the Group financial target determines the amount (if any) of the pool of money available for payment.

Where the Board approves a pool (if any) for the Performance Cash Plan, the performance of individuals is measured against specific key performance indicators (KPIs). An Executive's contribution relative to other Executives (Individual Performance Factor) is also taken into account. This results in a differentiated distribution of the incentive pool between Executives based on individual performance.

The actual incentive earned for each Executive is based on a combination of Qantas' results and individual performance and may be greater than, or less than, the target amount. Any cash will be paid through the payroll system and taxed the same as salary. Executives have the option of salary sacrificing this cash incentive to superannuation. Forms are available to Executives to enable this election. PeopleConnect can provide the relevant form in soft copy. The election must be made prior to 30 June in the year in which you wish to make the election.

83. What is the Performance Share Plan?

The Performance Share Plan is a medium-term incentive that is delivered via deferred Shares under the Terms and Conditions and the Rules, subject to satisfactory results on a Balanced Scorecard basis. The target reward is a percentage of FAR dependent on each individual's level of responsibility and is communicated to Executives separately.

Where the Board approves an award (if any) under the Share Plan, the actual incentive awarded to an individual is based on a combination of the Board's assessment of Qantas' results and an Executive's contribution relative to others (Individual Performance Factor). Therefore the actual incentive awarded to an individual may be greater or less than the target reward. The number of Shares allocated is calculated by dividing the actual incentive awarded by the average Share price over the last 7 calendar days on the day of allocation. Shares were awarded under the 2004 Rules and under the 2005 Rules at no cost to the Executive.

The Board approves the balanced scorecard targets at the beginning of the financial year with a focus on business improvement and challenge. The Board has the discretion to adjust reward outcomes based on performance if it feels appropriate. For example, to recognise extraordinary effort in delivering the performance level achieved or as a way of providing an allocation of Shares to selected individuals to address a specific retention issue.

Shares will be purchased on-market at the prevailing market price and will be held on behalf of each Executive by the Qantas Deferred Share Plan Trustee until the expiry of a specified holding lock period (being ten years). During this period, the Executive is the beneficial owner of the Shares. As a registered holder of the Shares, the Trustee will receive any dividends paid by Qantas. The Trustee may resolve to distribute any dividends it receives to you as the beneficial holder of the Shares.

84. What is the Qantas Share Price?

The Qantas Share price at the close of trading on 20 September 2006 was $3.72.

The current price of Qantas Shares as traded on the ASX at any point in time, is available under the Shareholder Information section of the Qantas Website, www.qantas.com.

85. What is the Qantas Deferred Share Plan Trustee?

The Qantas Deferred Share Plan Trustee is responsible for the administration of the Qantas Deferred Share Plan Trust. The Qantas Deferred Share Plan Trustee holds Shares allocated to Executives that are subject to a Holding Lock.

The Qantas Deferred Share Plan Trustee is the legal owner of Shares subject to a Holding Lock and the Executive allocated the Shares is the beneficial owner.

86. What is a Section 139E Election?

A Section 139E election is used if you choose to be taxed up front (ie. In the current tax year). The election applies to all employee Shares and rights that you acquire under any employee Share or rights plan this tax year. Should you make a Section 139E election to be taxed up front (ie at grant), the taxable value of the Shares and rights will be the quoted on your Holding Statement.

The election must be in writing but is not required to be lodged with the ATO - rather it must be retained with your tax records.

For Shares allocated in August 2004, the relevant tax year is 2004/05.
For Shares allocated in August 2005, the relevant tax year is 2005/06.
For Shares allocated in August 2006, the relevant tax year is 2006/07.

Where you do not make an election you will be subject to income tax at the time the holding lock is lifted on your shares.

87. What do I do with my completed Section 139E Election?

The election must be in writing but is not required to be lodged with the ATO - rather it must be retained with your tax records.

For Shares allocated in August 2004, the relevant tax year is 2004/05.
For Shares allocated in August 2005, the relevant tax year is 2005/06.
For Shares allocated in August 2006, the relevant tax year is 2006/07.

88. What happens if I do not want to complete a Section 139E Election?

Where you do not make an election you will be subject to income tax at the time the Holding Lock is removed on your Shares.

Tax

89. What are the tax implications of participating in the Performance Share Plan ?

Qantas is unable to provide individuals with taxation advice and Executives should therefore seek independent professional taxation advice relevant to their own circumstances. Qantas is however seeking a Class Ruling from the Australian Taxation Office on behalf of all Executives, which will detail the tax implications of participation in the Performance Equity Plan. A copy of the Class Ruling will be made available to all Deferred Shares Plan Participants when provided by the Australian Taxation Office. This can be used when obtaining independent taxation advice.

Your Performance Cash Plan payments will be taxed at your marginal tax rate in the same way that your salary is taxed.

For information on how your contributions to superannuation will be taxed please refer to the Qantas Superannuation website www.qantassuper.com.au.

It is envisaged that Executives will be subject to income tax at the time the holding lock is lifted on your shares under the Employee Share Scheme provisions of the Tax law. Alternatively, Executives can choose to be taxed at grant (ie. in the current tax year) by submitting a Section 139E election. This election would apply to all employee shares and rights that you acquire under any employee share or rights plan this tax year. Should Executives wish to elect to be taxed at grant, the taxable value of these shares is quoted on the Holding Statement you received in September.

Regardless of whether Executives defer tax or make an election, there may also be Capital Gains Tax implications depending on when the shares are ultimately sold.

The following Tax Summary provides an illustration of the taxing points for the Share Plan.

You must seek specific tax advice in relation to your personal circumstances.

Next award

90. How many Shares will I be allocated next year?

Any allocation of Shares in any year is at the discretion of the Board and/or Chief Executive Officer. Regardless of whether targets are achieved, the Board and Chief Executive Officer retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan.

If any rewards are to be made to you under any element of the Executive Performance Plan at any time, you will be notified of your participation at the time.

Last updated: 21/09/2006

Site Map

Who can I contact?

If you have any further questions, please contact
PeopleConnect x 86151 or 1300 303 551

Or your relevant Group General Manager People:

Flying Businesses:
· Qantas Airlines including QantasLink & Australian Airlines, Group General Manager People, Cathy Doyle
· Jetstar, Group General Manager People, Rohan Garnett

Flying Services Businesses:
· Qantas Engineering, Group General Manager People, Dennis Ratcliffe
· Associated Business, Group General Manager People, Gabrielle Curtin

Other:
· Office of CEO & Risk, Group General Manager People, Carmel Macpherson
· Office of the CFO, Strategy & People, Group General Manager People, Rosemary Fagen

Or

Terry Byrne Head of Remuneration & Programs
Alex Turkington Manager Remuneration & Programs

Last updated: 21/09/2006

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting of Qantas Airways Limited on 17 October 2002 and amended by the Board on 19 July 2006

QANTAS DEFERRED SHARE PLAN
TERMS & CONDITIONS

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the 'Qantas Deferred Share Plan'.

1.2 Object of Plan

The object of the Plan is to:

i. align the interests of Eligible Employees and Shareholders;

ii. assist in making remuneration packages of Eligible Employees consistent with market practice by providing an opportunity to invest in Qantas;

iii. provide a medium-term incentive for the retention of Eligible Employees; and

iv. support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the offer of an incentive to Eligible Employees in the form of DSP Shares and Rights. Generally, Participants will have to pay for the DSP Shares, but not for the Shares issued or delivered on the conversion of Rights. Generally, the vesting and conversion of Rights to Shares will be conditional on the Eligible Employee remaining an employee of the Group for a set period (generally two years) from the relevant Date of Registration and any Vesting Conditions being satisfied.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders (17 October 2002).

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions and any Rules unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691), or the market conducted by it.
Board	the directors of Qantas acting as a board or any committee of the board or person to whom any authority has been delegated under clause 10.4.
Date of Registration	with respect to a DSP Share or Right, the date that the Participant acquires a legal or beneficial interest.
DSP Shares	Shares acquired under clauses 3.1i(a) or 3.1i(b) while they remain subject to these Terms & Conditions.
Eligible Employee	employees (including directors) of the Group whom the Board determines to be eligible for an Offer.
Group	Qantas and its Subsidiaries.

EXPRESSION	MEANING
Holding Lock Period	in relation to DSP Shares, the period commencing on the Date of Registration and expiring two years after the Date of Registration, unless: (a) otherwise specified by the Board at the time of the Offer; or (b) Special Circumstances exist for the relevant Participant.
Law	any applicable statute, regulation, by-law, ordinance or subordinate legislation in force from time to time in the relevant jurisdiction, including common law and equity, as applicable from time to time.
Legal Personal Representative	(a) the executor of the will or an administrator of the estate of a deceased person; (b) the trustee of the estate of a person under a legal disability; or (c) any beneficiary of the estate of the deceased person as nominated by the executor, administrator or trustee.
Listing Rules	the official listing rules of the ASX.
Offer	an offer to one or more Eligible Employees to participate in the Plan.
Participant	a person who acquires a legal or beneficial interest in DSP Shares or Rights under this Plan and includes the Legal Personal Representative of the person.
Plan	the Qantas Deferred Share Plan governed by these Terms & Conditions (including any Rules).
Qantas	Qantas Airways Limited (ABN 16 009 661 901).
Redundancy	a termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Right	a right granted under clause 3.1i(c) to receive, subject to these Terms & Conditions, the number of Shares specified at the time of the offer of that right.
Rules	any rules made by the Board pursuant to clause 10.1ii.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) death; (c) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; (d) Redundancy; or (e) such other circumstances the Board may at any time determine.

EXPRESSION	MEANING
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the Corporations Act.
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms & conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to again engage in the Participant's primary occupation.
Vesting Date	in relation to Rights, unless otherwise specified by the Board at the time of the Offer, two years from the Date of Registration.
Vesting Conditions	in relation to Rights, any conditions set by the Board when making an Offer of Rights pursuant to clause 3.1i(c).

2.2 Interpretation

In these Terms and Conditions:

i. headings are for convenience only and do not affect the interpretation of these Terms & Conditions;

ii. unless the context otherwise requires, words denoting the singular include the plural and vice versa;

iii. references to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

iv. where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

v. a reference to a clause or paragraph is a reference to a clause or paragraph in these Terms & Conditions; and

vi. the words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 Offer

Subject to these Terms and Conditions:

i. the Board may from time to time do all or any of the following under the Plan:

(a) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares as part of the Eligible Employee's bonus;

(b) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares in lieu of part of the Eligible Employee's bonus or remuneration; or

(c) grant Rights to an Eligible Employee; and

ii. an Offer shall be in such form and content and subject to such conditions and Rules as the Board determines, including, if applicable:

   (a) a Holding Lock Period for DSP Shares; and

   (b) a Vesting Date and Vesting Conditions for Rights.

3.2 DSP Shares and Rights Subject to the Plan

DSP Shares and Rights will be subject to these Terms and Conditions until:

i. in relation to DSP Shares, the expiry of the relevant Holding Lock Period; and

ii. in relation to Rights, the earlier of:

   (a) the delivery of Shares in respect of Rights which have vested, in accordance with clause 6.2; or

   (b) the lapse of the relevant Rights in accordance with clause 7.

3.3 Binding Nature of These Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions, which bind Qantas and each Participant.

3.4 Consideration for DSP Shares

The Board shall determine from time to time the actual or a means of calculating the consideration for DSP Shares issued or purchased pursuant to clauses 3.1i(a) or (b).

3.5 Consideration for Rights

Unless otherwise determined by the Board when making a grant of Rights under clause 3.1i(c), no amount shall be payable by a Participant in respect of the grant of Rights or for Shares delivered to a Participant upon conversion of a Right.

3.6 Issue or Purchase of DSP Shares

Shares to be acquired by a Participant under the Plan may be delivered to a Participant by, at the absolute discretion of the Board, the issue or purchase of Shares on behalf of the Participant.

3.7 Ranking of Shares

Shares delivered under the Plan will rank equally with all existing Shares on and from the Date of Registration in respect of all Shareholder entitlements (including rights issues, bonus share issues and dividends) which have a record date for determining entitlements on or after the date of issue of those Shares.

4. LIMITATIONS ON OFFERS OF DSP SHARES OR RIGHTS

4.1 Overriding Restrictions

Notwithstanding anything else in these Terms & Conditions or any Rules, the Plan must be operated in accordance with the Constitution of Qantas, any Law and the Listing Rules.

4.2 Rights Personal to Participant

Rights are personal to the Participant and are not transferable and no legal or equitable interest in a Right may be assigned to any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to be delivered Shares represented by Rights in accordance with clause 6.2.

4.3 Security Interests Over DSP Shares

Participants must not dispose of or grant any Security Interest over or otherwise deal with any DSP Shares.

4.4 Security Interests Over Rights

Participants must not dispose of or grant any Security Interest over or otherwise deal with any Rights or any legal or equitable interest in any Rights.

5. HOLDING STATEMENTS

As soon as practicable after the issue or delivery of DSP Shares or the grant of Rights, Qantas must forward to the Participant a holding statement which will include the following information (if applicable):

i. the Date of Registration;

ii. the total number of DSP Shares acquired by the Participant;

iii. the total number of Rights granted to the Participant;

iv. the Holding Lock Period in the case of DSP Shares;

v. the Vesting Date (in the case of Rights); and

vi. any other information or documents required to be notified to the Participant by any Law or the Listing Rules.

6. VESTING AND CONVERSION OF RIGHTS

6.1 No Interest

A grant of Rights does not confer any legal or equitable interest in Shares represented by the Rights until the relevant Vesting Date and any Vesting Conditions have been satisfied.

6.2 Vesting and Conversion of Rights

As soon as practicable after the relevant Vesting Date and provided the Participant was an employee of the Group from the Date of Registration to the Vesting Date and any Vesting Conditions have been satisfied, the Rights vest and Qantas must issue, or procure the purchase of and deliver, to a Participant the number of Shares into which the Rights held by that Participant convert.

7. LAPSE OF RIGHTS

7.1 Circumstances of Lapse

Subject to clauses 7.2 and 7.3, Rights held by a Participant automatically lapse if:

i. the Participant ceases to be employed by the Group before the relevant Vesting Date; or

ii. the Vesting Conditions (if any) have not been satisfied by the Vesting Date.

7.2 Special Circumstances

Where, due to Special Circumstances, a Participant has ceased to be employed by the Group before the Vesting Date, the Rights held by that Participant vest:

i. in the case of any of the events in paragraphs (a)-(d) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

7.3 Discretion of Board

Clauses 7.1 and 7.2 are subject to the Board allowing a Participant to convert all or any Rights held by that Participant to Shares, whether or not the Rights have vested and whether or not the Rights have lapsed or would otherwise have lapsed.

7.4 Effect of lapse

Subject to clauses 7.2 and 7.3, on a Right lapsing, all rights of a Participant under the Plan in respect of the Right cease and no consideration or compensation will be payable for or in relation to that lapse.

8. QUOTATION OF SHARES AND RIGHTS

8.1 No Quotation of Rights

Qantas will not seek official quotation by ASX of any Rights.

8.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of any Shares issued:

i. under clauses 3.1i(a) and (b); and

ii. on the conversion of Rights in accordance with clause 6.2.

9. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

9.1 Participation

In respect of Rights, a Participant may not participate in:

i. new issues of securities to Shareholders;

ii. bonus issues of Shares or other securities to Shareholders; or

iii. any issue by Qantas of Shares or other securities pro-rata to Shareholders.

9.2 Reorganisations

If there is any reorganisation of the issued share capital of Qantas, the number of Rights to which each Participant is entitled will be reorganised as required by the Listing Rules in force at the time of the reorganisation and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to any provisions with respect to rounding permitted by the Listing Rules), but in all other respects the terms for the conversion of Rights will remain unchanged.

9.3 Takeovers and Compromise Arrangements

If:

i. a takeover bid is made to acquire some or all of the Shares; or

ii. under Part 5.1 of the Corporations Act, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other body corporate,

which:

iii. in the case of paragraph (a), has resulted in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares; or

iv. in the case of paragraph (b), if implemented, would result in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares,

the Board may give written notice to Participants of the bid, compromise or arrangement and convert all or any of the Participant's Rights to Shares, whether or not they have vested.

10. ADMINISTRATION OF THE PLAN

10.1 Administration in Accordance with Terms & Conditions

The Board:

i. will operate, control and administer the Plan in accordance with these Terms & Conditions; and

ii. may make and amend rules for the operation, control and administration of the Plan and any matter incidental to the Plan.

10.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions (or any Rules) will be in the absolute unfettered discretion of the Board.

10.3 Decision Final

In the absence of manifest error, the determination, decision, approval or opinion of the Board will be final. Any calculations or adjustments which are required to be made under the Plan will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

10.4 Delegation by Board

The Board may delegate such functions and powers as they consider appropriate for the efficient administration of the Plan to persons whom they reasonably believe to be capable of performing those functions and exercising those powers.

10.5 Notices

Notices:

i. may be given by Qantas to Participants in such manner as the Board may from time to time determine;

ii. given by a Participant to Qantas under these Terms & Conditions must be in writing:

(a) directed to:

Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020
AUSTRALIA
Facsimile: (612) 9691 3339;

(b) hand delivered or sent by prepaid post or facsimile to that address; and

(c) are taken to be received:

A. if hand delivered, on delivery;

B. if sent by prepaid post, five business days after the date of posting; or

C. if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three business days that it has not received the entire notice.

11. AMENDMENT TO TERMS & CONDITIONS

Subject to clause 4.1, the Board may amend these Terms & Conditions at any time and from time to time.

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

Approved by Qantas Chairman (under Board delegation) – 14 September 2006

QANTAS DEFERRED SHARE PLAN
2006 PERFORMANCE SHARE PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan and the Trust Deed of the Qantas Deferred Share Plan Trust (Trust). Capitalised terms in these Rules have the same meaning as in the Terms & Conditions and the Trust Deed.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the 2006 offer of DSP Shares (Deferred Shares) to Eligible Employees (excluding Directors) of Qantas (Participants) as part of their medium term incentive (Incentive). These Rules include extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.3 The operation of the Plan will be subject to review by the Board who, in its absolute discretion may:

i. vary these Rules; or
ii. make an offer subject to additional conditions.

2. Offer of Deferred Shares

2.1 Pursuant to clause 3.1i(a) of the Terms & Conditions, Deferred Shares will be offered because Qantas achieved certain "Balanced Scorecard" targets set by the Board in 2005 in respect of the financial year ended 30 June 2006. The Balanced Scorecard targets related to:

i. financial performance measured by a reduction in labour unit cost per ASK;
ii. network punctuality;
iii. customer satisfaction; and
iv. reduction in employee injury rates.

2.2 The Deferred Shares may be offered to Participants under these Rules:

i. by the Board; or
ii. by the Chief Executive Officer (CEO) when the offer is to be made to Participants other than Qantas Executive General Managers (EGMs).

2.3 All Deferred Shares will, subject to compliance with the inside information provisions of the Corporations Act, be acquired on-market.

2.4 Unless otherwise determined by the Board or CEO, the number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the volume weighted average price of Qantas shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or CEO). All calculations must be rounded down to the nearest whole share.

2.5 Participants who are offered Deferred Shares will receive a holding statement.

2.6 Participants will also be notified of the 'taxable value' of their Deferred Shares.

Signed for the purposes of section 351 of the Corporations Act.

[signature]

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Approved by Qantas Chairman (under Board delegation) – 14 September 2006

3. Trust

Deferred Shares acquired under these Rules will be held on behalf of each Participant by the Trustee until the expiration of the Holding Lock Period (as set out in Rules 4 and 5.5).

4. Holding Lock Period

4.1 Unless the Board otherwise determines, Deferred Shares will be subject to a Holding Lock Period expiring on the tenth anniversary of the date of allocation.

4.2 A Participant may request that the Board exercise its discretion to remove the Holding Lock prior to that stipulated in Rule 4.1, provided the Holding Lock is not removed before:

i. 1 July 2007 – in respect of up to one-half of Deferred Shares acquired on behalf of each Participant; and
ii. 1 July 2008 – in respect of all remaining Deferred Shares.

4.3 A Participant makes his/her request to the Board under Rule 4.2 by completing a Request to Remove Holding Lock in the form of Attachment 1. The Board must not unreasonably withhold its exercise of discretion under Rule 4.2.

4.4 Unless the Board otherwise determines, upon the expiry of the relevant Holding Lock Period (by virtue of either of the events described in Rules 4.1 or 4.2 occurring), the Deferred Shares will be transferred from the Trustee and registered in the name of the relevant Participant.

5. Forfeiture

5.1 Unless the Board otherwise determines, any Deferred Shares acquired under these Rules which remain subject to a Holding Lock Period in accordance with Rule 4 will be forfeited if the Participant:

i. ceases employment with the Group (including for Redundancy); or
ii. commits an act of gross misconduct in relation to the Qantas Group. "Gross misconduct" means an act or omission justifying summary dismissal.

5.2 Notwithstanding Rule 5.1i, if the Participant is employed by the Group after 30 June 2007 but not as at 30 June 2008 and the Participant completes a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, then the Request to Remove Holding Lock will be valid in respect of up to one-half of the Deferred Shares acquired on behalf of the Participant.

5.3 Notwithstanding Rule 5.1i, if the Participant is employed by the Group after 30 June 2008 and the Participant completes a Request to Remove Holding Lock prior to cessation of employment with the Qantas Group, then the Request to Remove Holding Lock will be valid in respect of all of the Deferred Shares (or any remaining shares not previously dealt with in accordance with Rule 4.2.i) acquired on behalf of the Participant.

5.4 On a Deferred Share being forfeited, all rights of a Participant under the Plan in respect of the Deferred Share cease and no consideration or compensation will be payable in relation to that forfeiture.

5.5 Notwithstanding Rule 4, where, due to Special Circumstances (other than Redundancy in which case Rule 5.1 applies), a Participant ceases to be employed by the Group before the expiry of the Holding Lock Period, the Holding Lock Period for the Deferred Shares which were offered to that Participant will expire:

i. in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or
ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

6. Administration

6.1 The CEO is delegated authority to approve in writing the taking of such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation:

i. authorising the purchase (on-market) of the Deferred Shares and causing their registration in the name of the Trustee;
ii. approval of any Requests to Remove Holding Lock in accordance with Rule 4.3;
iii. authorising the transfer (off-market) of the registration of title in the Deferred Shares from the Trustee into the name of each Participant on expiry of the Holding Lock Period; and
iv. for the purposes of Rule 5.5ii, determining that a Special Circumstance exists.

6.2 The Chief Financial Officer, EGM People and the Company Secretary are each delegated authority to approve in writing the following aspects of the administration of the Plan under these Rules:

i. authorising the purchase (on-market) of the Deferred Shares and causing their registration in the name of the Trustee;
ii. approval of any Requests to Remove Holding Lock in accordance with Rule 4.3; and
iii. authorising the transfer (off-market) of the registration of title in the Deferred Shares from the Trustee into the name of each Participant on expiry of the Holding Lock Period.

7. Conflict

7.1 If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

7.2 If there is a conflict between any part of these Rules and the Plan Trust Deed, the Plan Trust Deed prevails.

8. Currency of these Rules

No offer under these Rules is to be made after 30 June 2007.

9. Qantas Employee Share Trading Policy (Insider Trading)

All Participants must comply with the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct and Ethics.

Attachment 1

Qantas Deferred Share Plan
2006 Performance Share Plan
REQUEST TO REMOVE HOLDING LOCK

To: Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Request to Remove Holding Lock is subject to, and must be read in conjunction with, the Qantas Deferred Share Plan Terms & Conditions and the 2006 Performance Share Plan Rules. Capitalised terms in this Request to Remove Holding Lock have the same meaning as in the Terms & Conditions.

I, [ ] (name), [ ] (staff number)

of [ ] (address),

in accordance with Rules 4.2 and 4.3 of the 2006 Performance Share Plan Rules, **request that the Holding Lock be removed in relation to the following number of my Deferred Shares:**

[ ]

__Note:__ If the above number of Deferred Shares exceeds those available to have their Holding Lock removed (Available Shares), it will be deemed that the Holding Lock be removed in relation only to the Available Shares.

__**IMPORTANT INFORMATION ALSO CONTAINED OVERLEAF. YOU MUST READ THIS PRIOR TO SIGNING AND RETURNING THIS FORM.**__

Note: Disposal of any Qantas shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct and Ethics.

(signed) [ ] (date) [ ]

NB: Participation in any employee incentive scheme may have taxation implications for Participants. Participants must seek their own individual professional advice in relation to their participation in the 2006 Performance Share Plan, including taxation advice.

Approved by Qantas Chairman (under Board delegation) – 14 September 2006

IMPORTANT INFORMATION

As set out in Rule 4.2 of the 2006 Performance Share Plan Rules, the Holding Lock cannot be removed before:

- 1 July 2007 – in respect of up to one-half of your Deferred Shares.
- 1 July 2008 – in respect of the remainder of your Deferred Shares.

As set out in Rules 4.2 and 4.3, the Board may exercise its discretion to remove the Holding Lock and this discretion must not be unreasonably withheld. Any Requests to Remove Holding Lock received before the dates set out above will not be processed until either 30 June 2007 or 30 June 2008, as the case may be.

For the purposes of administering the Plan, any Requests to Remove Holding Lock will be deemed to be received on the last business day of the month of receipt and, if approved, the transfer of the registration of title in the Deferred Shares from the Trustee to you will occur on the first business day of the following month.

Example 1: Form completed before 30 June 2007

If you sign and return this form on 7 February 2007, providing you are still employed by the Qantas Group as at 30 June 2007, your form cannot be processed until 1 July 2007 and will be deemed to be received on Tuesday 31 July 2007 (being the last business day of the month of deemed receipt). Subject to the Board exercising its discretion, up to one-half of your Deferred Shares will be transferred from the Trustee and registered in your name. The transfer will occur on Wednesday 1 August 2007 (being the first business day of the following month). Within a reasonable period of time after the transfer, the Qantas Share Registry will send you an updated holding statement.

Example 2: Form completed between 30 June 2007 and 30 June 2008

If you sign and return this form on 5 February 2008, your form will be deemed to be received on Friday 29 February 2008. Up to one half of your Deferred Shares will be transferred from the Trustee and registered in your name. Subject to the Board exercising its discretion, the transfer will occur on Monday 3 March 2008 (being the first business day of the following month). Within a reasonable period of time after the transfer, the Qantas Share Registry will send you an updated holding statement.

Example 3: Form completed after 30 June 2008

If you sign and return this form on 7 February 2009, your form will be deemed to be received on Friday 27 February 2009. Up to all your Deferred Shares will be transferred from the Trustee and registered in your name. Subject to the Board exercising its discretion, the transfer will occur on Monday 2 March 2009 (being the first business day of the following month). Within a reasonable period of time after the transfer, the Qantas Share Registry will send you an updated holding statement.

To have the Holding Lock removed in relation to any Deferred Shares which remain subject to a holding lock at any time, you will need to complete a new Request to Remove Holding Lock (to be obtained from PeopleConnect)

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Deferred Share Plan

Trust Deed

Qantas Airways Limited
ABN 16 009 661 901

ASX Perpetual Registrars Limited
ABN 54 083 214 537

CONTENTS

TRUST DEED

DATE 26 November 2002

PARTIES

Qantas Airways Limited (ABN 16 009 661 901) of Qantas Centre, Level 9, Building A, 203 Coward Street, Mascot, New South Wales, 2020, Australia ("**Qantas**")

ASX Perpetual Registrars Limited (ABN 54 083 214 537) of Level 8, 580 George Street, Sydney, New South Wales, 2000, Australia ("**ASX Perpetual**")

RECITALS

A. Qantas has established the Qantas Deferred Share Plan to give Eligible Employees of Qantas the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. DSP Shares issued or acquired by a Participant under the Qantas Deferred Share Plan may be subject to such conditions and Rules as the Board determines including a Holding Lock Period for the DSP Shares.

C. The Qantas Deferred Share Plan provides that DSP Shares acquired under the Plan will rank equally with all existing Qantas Shares including rights issues, bonus share issues and dividends.

D. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold DSP Shares in relation to the Plan on the terms and conditions set out in the Qantas Deferred Share Plan for the Holding Lock Period.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 **Definitions**

The following words and phrases have these meanings in this deed unless the contrary intention appears:

"**Account**" of a Participant means an account referred to in clause 6.

"**Accretion**" means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of Qantas and any reduction of capital.

"**Auditor**" means any person registered as an auditor under the Corporations Act.

"**Bonus Shares**" means the shares in respect of the DSP Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of Qantas.

"**Cash Dividend**" means a dividend declared or paid with respect to DSP Shares which is payable wholly in cash or, in the case of a dividend, declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

"**Corporations Act**" means the Corporations Act 2001.

"**Director**" means a director of Qantas.

"**DSP Entitlements**" means any rights to acquire shares or securities issued or to be issued by Qantas which relate to the DSP Shares excluding however "**Rights**" as defined in the Qantas Deferred Share Plan.

"**Entitlements Offer**" means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of Qantas or any other body.

"**Listing Rules**" means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to Qantas.

"**Net Income**" means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

"**Participant**" has the meaning given in the Qantas Deferred Share Plan.

"**Plan**" means the Qantas Deferred Share Plan.

"**Qantas Deferred Share Plan**" means the Qantas Deferred Share Plan approved at the Annual General Meeting of Qantas on 17 October 2002 and any Rules made by the Board pursuant to clause **10.1ii** of that Plan or any other determinations made pursuant to the Plan.

"**Tax**" means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

"**Transaction Costs**" means, in respect of a DSP Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the Share on market on the date of allocation of the Share.

"**Trust**" the trust established by this deed.

"**Trustee**" means initially ASX Perpetual Registrars Limited (ABN 54 083 214 537) and thereafter means the trustee from time to time of the Trust.

"**Year of Income**" means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 General Principles

In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from tune to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate;

(e) unless the context requires otherwise, terms used in this deed have the same meaning as in the Qantas Deferred Share Plan.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ESTABLISHMENT OF TRUST

2.1 Appointment

ASX Perpetual is hereby appointed by Qantas and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 Commencement

The Trust comes into operation on the date of the first contribution of capital to the Trust by Qantas.

2.3 Trustee to comply with Qantas Deferred Share Plan

Despite anything else in this deed the Trustee must act in accordance with the terms of the Qantas Deferred Share Plan.

Any amendment to the terms of the Qantas Deferred Share Plan must be approved by the Trustee in writing who must not unreasonably withhold its consent.

3. TRUSTEE

3.1 Nature, appointment and removal

The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to Qantas that it wishes to retire as Trustee; or

(ii) Qantas serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 Appointment

On the retirement or removal of the Trustee, Qantas may appoint such new Trustee as it thinks fit. Qantas shall use its best endeavours to appoint a new trustee as soon as possible after receipt of a notice that the Trustee wishes to retire.

3.3 Transfer of assets

On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

3.4 Powers of Trustee

Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the Trustee Act 1958 and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may he imposed under the Trustee Act 1958. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions ,which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and critics to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and

whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

3.5 Instructions to Trustee

While DSP Shares are held by the Trustee on behalf of a Participant, the Trustee is not bound to observe instructions from a Participant or anybody claiming under him or her in respect of DSP Shares except as required by or pursuant to the Qantas Deferred Share Plan.

For the purposes of this deed and subject to the Qantas Deferred Share Plan and Qantas instructions, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

3.6 Remuneration of Trustee

The Trustee is not entitled to receive from the Account of any Participant any fees, commission or other remuneration in respect of its office, but Qantas may pay to the Trustee from Qantas' own resources such fees and reimburse such expenses incurred by the Trustee as Qantas and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 No security

Neither the Trustee nor Qantas may use as security the Shares held by the Trustee on behalf of a Participant.

3.8 Conflict of interest

A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

4. GRANT OF DSP SHARES

4.1 Participation

In its absolute discretion, the Board may invite an Eligible Employee to participate in the Qantas Deferred Share Plan and invite the Eligible Employee to accept an offer to acquire DSP Shares.

4.2 Terms of DSP Shares

DSP Shares allocated under the Qantas Deferred Share Plan must be on the terms set out in or determined by the Board pursuant to the Qantas Deferred Share Plan and Schedule 1 of this deed, unless and to the extent that the Board determines otherwise in its absolute discretion.

5. ACQUISITION AND ALLOCATION OF SHARES BY TRUSTEE

5.1 Trustee to Acquire or Allocate Shares for DSP Shares

Trustee must allocate Shares to the Account established for the Participant in accordance with written directions from Qantas provided Trustee receives:

(a) Sufficient payment from Qantas to buy the relevant Shares on market; or

(b) Has sufficient Shares available (whether through prior purchase on market, allotment by Qantas or, due to a Participant not being employed by a company in the Group throughout the Holding Lock Period)

or, any combination of (a) and (b) above.

5.2 Acquisitions

The Trustee shall upon direction by Qantas acquire Shares for the purpose of granting DSP Shares to Participants from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

5.3 Beneficial Interest

Shares allocated in accordance with clause 5.1 must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

5.4 Rights of Qantas in DSP Shares

Nothing in this deed confers or is intended to confer on Qantas, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 5 in relation to any Shares or DSP Shares. The rights of Qantas under this deed are purely contractual.

6. ACCOUNTS

6.1 Participant's Account

The Trustee must open and maintain an account in respect of each Participant.

6.2 Contents of Accounts

Each account must record:

(a) the number of DSP Shares which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of DSP Shares which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

7. PAYMENTS

7.1 Payment Direction

Subject to the terms of this deed, the Trustee may make any payment received by the Trustee in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

7.2 Tax

Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

7.3 Interest

Interest earned through a bank account opened and operated by the Trustee on monies which form part of the fund, shall be distributed in accordance with clause 10.2.

8. NOTICES

8.1 Method

Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail or delivered; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

8.2 Address

Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

9. AUDIT

9.1 Accounts

The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

9.2 **Books of Account**

The books of account of the Trust shall be maintained at the registered office of Qantas and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

9.3 **Auditor**

Qantas shall appoint an Auditor of the Trust.

9.4 **Audit**

The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

9.5 **Access**

The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

10. INCOME AND CAPITAL DISTRIBUTIONS

10.1 **DSP Shares**

A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the DSP Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of DSP Entitlements by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to DSP Shares or property related to or arising from DSP Shares held by the Trustee on behalf of the Participating Employee.

10.2 **Balance of Net Income**

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 10.1 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Eligible Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by Qantas;

(d) an employee share or option trust established for the benefit of all or any employees of Qantas;

(e) a trust established and maintained for the benefit of all or any employees of Qantas; or

(f) any charity nominated by the Trustee.

10.3 Accretion

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 10.1 and not applied in accordance with clause 10.2 may be accumulated by the Trustee as an Accretion to the Trust.

10.4 Other Application of Capital

The Trustee may, prior to or on the termination of the Trust as set out in clause 15.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 15 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by Qantas.

11. AMENDMENT

11.1 Qantas Amendment

Subject to clauses 11.2 and 11.3, Qantas may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 11).

Any amendment to this Deed must be approved by the Trustee in writing who must not unreasonably withhold its consent.

11.2 No Reduction of Participant's Rights

No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of DSP Shares credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or Qantas to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group;

(e) to enable the Trustee, the Participant or any body corporate in the Group to reduce the amount of fringe benefits tax under the *Fringe Benefit Tax Assessment Act 1986*, the amount of tax under the *Income Tax Assessment Act 1936* or the *Income Tax Assessment Act 1997* or the amount of any other tax or impost that may otherwise be payable by the Trustee, the Participant or the body corporate in relation to the Trust;

(f) to enable Participants generally (but not necessarily each participant) to receive a more favourable taxation treatment in respect to their participation in the Trust; or

(g) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

11.3 Listing Rules

No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

11.4 Restrospectivity

Subject to the above provisions of this clause 11, any amendment made pursuant to clause 11.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

12. OBLIGATIONS AND INDEMNITY OF THE TRUSTEE

12.1 Indemnification

Without derogating from the right of indemnity given by law to trustees, Qantas hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

12.2 Negligence, Dishonesty, Fraud or Wilful Default

The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

12.3 Costs and Expenses

Subject to clause 12.4, nothing in clause 12.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

12.4 Tax

The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

12.5 No Indemnity from Participant

Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

13. ADMINISTRATION OF THE PLAN

13.1 Board Power

Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of Qantas, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

13.2 Board Delegation

Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of Qantas or a related body corporate of Qantas or to a third party and for such periods and on such conditions as the Trustee, Qantas or the Board, as the case may be, thinks fit.

13.3 Further documentation

The Trustee and Qantas may each from time to time require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or Qantas considers should, for legal or taxation reasons, be completed by the Participant.

13.4 Suspension of Plan

The Board may from time to time suspend the operation of the Qantas Deferred Share Plan and may at any time cancel the Plan. The suspension or cancellation of the Qantas Deferred Share Plan will not prejudice the existing rights of Participants.

14. RIGHTS OF PARTICIPANTS

Except as expressly provided in this deed, or in the Qantas Deferred Share Plan, nothing in this deed:

(a) confers on any employee of any body corporate in the Group the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which of its any body corporate in the Group may have to terminate the employment of any employees;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Eligible Employee any expectation to become a Participant.

15. TERMINATION OF TRUST

15.1 When Trust Terminated

The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of Qantas (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

15.2 Consequence of Trust Termination

If the Trust is terminated, the Trustee must transfer to each Participant the Shares standing to the credit of the Account of the Participant.

15.3 Balance of Capital or Income of Trust

The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 10.1 may be applied in whole or in part in accordance with clauses 10.2 or 10.4 by the Trustee upon the written direction of Qantas.

16. SALE AND INDEMNITY

The Board may, at the time of offer of a DSP Share to a Participant provide that the Participant is required to reimburse Qantas or the Trustee if Qantas or any member of the Group or the Trustee is obliged to account for tax in connection with, or as a result of the grant or transfer of DSP Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

17. GOVERNING LAW, JURISDICTION AND PROCESS

This deed will be governed by the laws of and applicable in the State of New South Wales and will be construed and take effect in accordance with those laws.

18. COMPLIANCE

Qantas is responsible for the Plan's compliance with all relevant laws.

EXECUTED as a deed.

EXECUTED BY QANTAS AIRWAYS LIMITED ABN 16 009 901 pursuant to section 127 (1) of the Corporations Act:

Signature of director

PETER GREGG

Name

Signature of director/secretary

BRETT JOHNSON

Name 9 DECEMBER 2002

THE COMMON SEAL of ASX Perpetual Limited, the fixing of which was witnessed by:

Signature of director

Name

Signature of director/secretary

Name

EXECUTED as a deed.

EXECUTED BY QANTAS AIRWAYS LIMITED ABN
16 009 901 pursuant to section 127 (1) of the Corporations Act:

Signature of director

Signature of director/secretary

Name

Name

THE COMMON SEAL of ASX Perpetual Limited, the fixing of which was witnessed by:

Signature of director

Signature of ~~director~~/secretary

S M McMURTRIE

Name

W. J. HAWKINS

Name

SCHEDULE 1

DSP SHARES TERMS

1. Registration of and beneficial interest in DSP Shares

1.1 DSP Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 11. The Participating Employee will be the beneficial owner of the DSP Shares from the time of allocation.

1.2 By accepting an offer of DSP Shares in accordance with the Qantas Deferred Share Plan, a Participant agrees to be bound by the trust deed and the constitution of Qantas.

2. Right to dividends

Subject to the terms of this deed, a Participant is entitled to receive all Cash Dividends paid on their DSP Shares.

3. Bonus Shares

3.1 Subject to term 3.2, a Participant is entitled to any Bonus Shares which accrue to the shares held by the Trustee on behalf of that Participating Employee.

3.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

3.3 Upon allotment to the Trustee.

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of DSP Shares are deemed to be DSP Shares for the purposes of this deed.

3.4 The Bonus Shares will for the purpose of determining the Holding Lock Period be deemed to be acquired on a date determined by the Board.

4. DSP Entitlements

4.1 The Trustee, acting on written instructions from Qantas, will send a notice to a Participant of any DSP Entitlements which accrue to DSP Shares held by the Trustee on behalf of that Participant.

4.2 Within 7 days of receiving the notice referred to in term 4.1, the Participant may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by Qantas to sell some or all of the DSP Entitlements to the extent permitted by law; or

(b) written instructions in the form (if any) prescribed by Qantas to acquire, to the extent permitted by law, some or all of the shares or securities in Qantas to which the DSP Entitlements relate; and

(c) payment of an amount equal to the cost of accepting the DSP Entitlements entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participant) to be the cost of transferring the shares or securities to the Participant.

4.3 If the Participant does not give a notice under term 4.2, the Trustee is entitled to sell the DSP Entitlements.

4.4 Subject to term 4.5, if the Trustee sells the DSP Entitlements in accordance with term 4.2 or term 4.3, the Trustee must distribute the proceeds of the sale (alter deduction of the costs of sale incurred by the Trustee) to the Participant.

4.5 If the Trustee acquires, on behalf of the Participant, a specified number of shares or securities pursuant to the DSP Entitlements in accordance with term 4.2(b), the Trustee will transfer those shares or securities to the Participant. The Trustee may make it a condition of transfer that the Participant pay the cost of transfer (including stamp duty).

4.6 Where the Trustee sells the DSP Entitlements (regardless of whether instructed by the Participant or not), the Trustee:

(a) has no obligation to maximise the sale price of the DSP Entitlements;

(b) may aggregate Rights to be sold in blocks of DSP Entitlements; and

(c) in relation to its obligation to pay the proceeds of sale to the Participant may attribute a sale price to each DSP Right sold equal to the aggregate price for each DSP Right sold in a block of DSP Entitlements.

5. Other accretions

If an Accretion arises in respect of a DSP Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Rights,

the Trustee may in its absolute discretion decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participant.

6. Voting right

6.1 Qantas will make arrangements with the person charged with maintaining the Qantas Share Register from time to time to have the notices (including the Qantas Annual Report), or copies of them, that are sent to the registered holders of shares sent to the Participant as well, so far as is practicable, relevant and lawful.

6.2 The Trustee and Qantas, will enable, so far as practicable, relevant and lawful, the appointment of the Participant or the Participant's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by Qantas' constitution in order to exercise the votes attached to the DSP Shares held by the Trustee on behalf of the Participant.

7. Right to attend, speak etc

The appointment of a Participant or the Participant's nominees as the Trustee's attorney as referred to in term 6.2. will, so far as practicable, relevant and lawful, entitle the Participant or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of Qantas, and to consent to short notice of such meeting and any resolution to be considered thereat.

8. Failure to provide information

8.1 Qantas and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 6.1 or 6.2.

9. How Trustee votes

The Trustee will only cast a vote on any resolution in respect of DSP Shares through its attorneys (or their nominees) appointed pursuant to term 6.2.

10. No claim

A Participant will not have any claim against the Trustee or Qantas as a result of the exercise by the Trustee or Qantas of a power, discretion or determination under terms 6 to 9.

11. Transfer of DSP Shares

11.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a DSP Share except in the circumstances set out in this term 11 or unless compelled by law.

11.2 The Participant must not assign, transfer, sell, encumber or otherwise deal with a DSP Share or any legal or beneficial interest in a DSP Share:

(a) unless and until the DSP Share has been transferred to the Participant in accordance with this term 11; or

(b) except in the circumstances set out in this term 11.

11.3 At the end of the Holding Lock Period, a Participant has until the day 2 months from the end of the Holding Lock Period to either:

(a) give the Trustee a notice that the Participant wishes to arrange through the Trustee the sale of all of the DSP Shares held by the Trustee on behalf of the Participant; or

(b) give the Trustee a notice to transfer the DSP Shares held on behalf of the Participant to the Participating Employee.

11.4 Where the Trustee sells the DSP Shares under this term 11, the Trustee:

(a) has no obligation to maximise the sale price of the DSP Shares;

(b) may sell the DSP Shares with other Shares (whether or not held for the Participant); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participant, may:

(i) deduct any costs of the sale before making a payment to the Participant; and

(ii) attribute a sale price to each DSP Share as the Trustee considers appropriate.

11.5 If the Trustee does not receive a notice in accordance with term 11.3, then the Trustee must transfer the DSP Shares to the Participant within 1 month of the end of the notice period referred to in term 11.3.

11.6 A Participant will not have any claim against the Trustee or Qantas as a result of the exercise by the Trustee of a power, discretion or determination under this term 11.

11.7 The requirement or right to transfer DSP Shares under this term is subject to the power of the Board set out in clause 13.1 of this deed.

12. Forfeiture

The Board may determine, for the purposes of an Offer of DSP Shares, that the DSP Shares may be forfeited in the circumstances determined by the Board and notified to Participant at the time of the offer.

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS AIRWAYS LIMITED

LINK MARKET SERVICES LIMITED

PACIFIC CUSTODIANS PTY LIMITED

DEED OF RETIREMENT AND APPOINTMENT OF TRUSTEE TO THE QANTAS DEFERRED SHARE PLAN

THIS DEED is made on 2006

BETWEEN **LINK MARKET SERVICES LIMITED** ABN 54 083 214 537 of Level 8, 580 George Street, Sydney, NSW 2000 ("**Retiring Trustee**")

AND **QANTAS AIRWAYS LIMITED** ABN 16 009 661 901 of Qantas Centre, Level 9, Building A, 203 Coward Street, Mascot, NSW 2020 ("**Company**")

AND **PACIFIC CUSTODIANS PTY LIMITED** ABN 66 009 682 866 of Level 8, 580 George Street, Sydney, NSW 2000 ("**New Trustee**")

RECITALS

A The Qantas Deferred Share Plan ("**the Plan**") was established pursuant to a trust deed between the Retiring Trustee and the Company ("**Trust Deed**"). The Retiring Trustee was appointed as Trustee of the Plan on 25 November 2002.

B The Retiring Trustee wishes to retire as trustee of the Plan in accordance with the terms set out in this document. On execution, this document serves as notice in writing to the Company that the Retiring Trustee wishes to retire as trustee for the purposes of clause 3.1(a)(i) of the Trust Deed with effect from the appointment of the New Trustee.

C The Company wishes to appoint the New Trustee as trustee of the Plan on the terms set out in this document pursuant to clause 3.2 of the Trust Deed.

D The Retiring Trustee currently holds an Australian Financial Services Licence ("**AFSL**"), AFSL licence number: 230895, that authorises it to provide a number of different services, including trustee and custodial services. One of the conditions of the AFSL is that the licence holder satisfies certain net tangible asset ("**NTA**") requirements. Following changes to the applicable accounting standards introduced with effect from 1 July 2005 and certain financing (and related security) arrangements put in place by the holding company of the Retiring Trustee and the New Trustee, the Retiring Trustee has decided to put in place more efficient arrangements to address the manner in which these AFSL related NTA conditions are satisfied.

E In connection with the restructuring of the Retiring Trustee's corporate group, the New Trustee (a wholly owned subsidiary of the Retiring Trustee) has lodged an application for an AFSL. It is proposed that the trustee services currently provided by the Retiring Trustee to the Company will be provided by the New Trustee once the New Trustee has obtained an AFSL which authorises it to provide such trustee services. This document is intended to cover the retirement of the Retiring Trustee as trustee of the Plan and the appointment of the New Trustee as the new trustee of the Plan.

F The New Trustee has agreed to act as trustee of the Plan with effect from its appointment as trustee pursuant to this document and has undertaken to be bound by all the covenants and obligations on the part of the trustee under the Trust Deed, and intends that its execution of this document constitutes its written consent to act as trustee of the Plan subject to it obtaining an AFSL authorising it to provide the trustee services.

IT IS AGREED

1. RETIREMENT OF TRUSTEE

The Retiring Trustee retires as trustee of the Plan on and with effect from the appointment of the New Trustee as trustee of the Plan in accordance with this document.

2. APPOINTMENT OF NEW TRUSTEE

2.1 The Company appoints the New Trustee as trustee of the Plan on and with effect from the date that the New Trustee obtains an AFSL authorising it to provide trustee services in its capacity as trustee of the Plan.

2.2 The New Trustee will notify the Company in writing within five business days of, the date upon which the New Trustee obtains an AFSL authorising it to provide trustee services in its capacity as trustee of the Plan.

3. ACCEPTANCE BY NEW TRUSTEE

The New Trustee:

(a) accepts its appointment as trustee of the Plan on the terms set out in this document; and

(b) undertakes to be bound by all the covenants and obligations on the part of the trustee under the Trust Deed from the date of its appointment as trustee of the Plan pursuant to this document.

4. RELEASE AND INDEMNITIES

4.1 Release of Retiring Trustee

The Retiring Trustee is released from all obligations on the part of the trustee under the Trust Deed from the date that the New Trustee is appointed as trustee of the Plan pursuant to this document, but this release does not extend to:

(a) any loss, cost, damage, liability or expense which arises from, or is in connection with, the breach by the Retiring Trustee of its obligations as trustee on or before the date that the New Trustee is appointed as trustee of the Plan pursuant to this document; or

(b) any obligation to transfer to the New Trustee the assets of the Plan.

4.2 Indemnity to New Trustee

The Retiring Trustee shall indemnify and keep the New Trustee indemnified from and against any loss, cost, damage, liability or expense incurred by the New Trustee which arises from, or is in connection with, any breach by the Retiring Trustee of its obligations as trustee of the Plan on or before the date that the New Trustee is appointed as trustee of the Plan pursuant to this document.

4.3 Survival of rights, obligations or duties

Nothing contained in this document reduces or diminishes or releases the parties from any rights, obligations or duties which are to be observed or performed pursuant to the Trust Deeds except as is specifically provided in this document.

5. POWERS OF NEW TRUSTEE

From the date of its appointment as trustee of the Plan, the New Trustee has and may exercise all the powers and the rights, and is subject to all the obligations, of the trustee under the Trust Deed, as fully as though the New Trustee had been originally named as a party to the Trust Deed.

6. GOVERNING LAW

This document is governed by and is to be construed in accordance with the laws of New South Wales.

7. COSTS

The New Trustee shall bear all costs in relation to:

(a) the preparation, negotiation and stamping of this document;

(b) the transfer of the assets of the Plan to the New Trustee; and

(c) the delivery of all books and records of the Trust to the New Trustee.

EXECUTED as a deed.

EXECUTED by **LINK MARKET SERVICES LIMITED**:)
)
)

....	....
Company Secretary/Director	Director
William John Hawkins Company Secretary	John Menzies McMurtrie Managing Director
Name of Company Secretary/Director (print)	Name of Director (print)

EXECUTED by **QANTAS AIRWAYS LIMITED (ABN 16 009 661 901):**)
)
)

....
Company Secretary/~~Director~~

JANINE ROLFE
....
Name of Company Secretary/~~Director~~ (print)

....
Director

PETER GREGG
....
Name of Director (print)

EXECUTED by **PACIFIC CUSTODIANS PTY LIMITED:**)
)
)

....
Company Secretary/Directors

Company Secretary
....
Name of Company Secretary/Director (print)

....
Director

Menzies McMurtrie
Managing Director
....
Name of Director (print)

QANTAS

27 October 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – *Change to Company Details*

Please find enclosed a Form 484 – Change to Company Details for filing.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 3488 during business hours.

Yours faithfully

Kathryn Loader
Manager Public Company

Receipt Acknowledged

for Australian Securities and Investments Commission

SENDER TO KEEP
LIFT & PEEL
QA0836362

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia

QANTAS

27 October 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – *Change to Company Details*

Please find enclosed a Form 484 – Change to Company Details for filing.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 3488 during business hours.

Yours faithfully

Kathryn Loader

Kathryn Loader
Manager Public Company

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Cassandra Jane Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Cassandra Jane Hamlin

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
27/10/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
[ ] Proprietary company	Not required	✓	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	✓	✓	✓
[x] if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
[ ] Proprietary company	✓	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	✓	Not required	✓	✓
[ ] if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
[ ] Proprietary company	Not required	Not required	✓	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	✓	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
[ ] Proprietary company	Not required	Not required	Not required	✓
Public company				
[ ] if in response to the Annual company statement	Not required	Not required	Not required	✓
[ ] if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ *Redeemed out of proceeds of a fresh issue of shares*

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ *Multiple shareholder company.* A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ *Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place*

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ *Under section* 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	*Amount paid (cash or otherwise)*

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	28,991,867	$3.4158	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 4 / 1 0 / 0 6

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, *all changes need to be notified*
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- *If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure),* clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ *Country (if not Australia)* ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... *(number)*	Shares decreased by ... *(number)*	*Total number* now held	**Total $ paid* on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

QANTAS

26 October 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 960 – Application for Copy of a Certificate

Please find attached the above form and money order for $17.00.

If you require further information please do not hesitate to contact me on 02 9691 4707 during business hours.

Yours faithfully

Maria Mamanidis

Maria Mamanidis

WARNING: THIS MONEY ORDER IS PROTECTED BY OVERT AND COVERT SECURITY FEATURES. SEE REVERSE FOR ADDITIONAL FEATURES

AUSTRALIA POST

AUSTRALIAN MONEY ORDER

Australia Post has received the amount shown below for payment to the person or organisation named as payee. Refer below and overleaf for conditions of issue and payment.

AUSTRALIA POST Adv. C 26 OCT 2006 MARRICKVILLE NSW 2204

91518744 86

Payee ASIC

Amount of Order: Hundreds — Tens one Units seven Cents — $ 17.—

- Sender should insert their name & address, and details of the payment or their account overleaf.
- Issued without alteration — void if altered.
- Identification required for payment of amounts over $20.
- Subject to clearance if paid into a bank account.

Issuing Officer

MAXIMUM AMOUNT $1000

ISSUED FOR UNDER ONE HUNDRED DOLLARS

⑈518744⑈902⑆806⑆: 6769⑆⑈6⑈

SENDER TO KEEP

QA0836363

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

Australian Securities &
Investments Commission

Search Form 960

Application for copy of a certificate

Applicant details

Name
Cassandra Hamlin

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Facsimile number
02 9691 3339

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
NSW 2204

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Delivery method

Applications for certificates that are lodged at a Service Centre can be collected at time of lodgment. Applications sent by post will have the certificate(s) mailed to the address specified above. A cheque or money order to cover the appropriate fee should be enclosed with postal applications.

Fee

$17 per certificate

Certificate required

Note:
Certificates for periods before 1/1/91 may only be given under previous law and only if records can be authenticated.

A certificate showing (tick one box)

[x] A details of registration of corporation(s)

[ ] B that no corporation was registered by the name(s) nominated:
From (date) [D D]/[M M]/[Y Y] — To [D D]/[M M]/[Y Y]

[ ] C holding of office (director, secretary or principal executive officer) of the person(s) nominated:
From (date) [D D]/[M M]/[Y Y] — To [D D]/[M M]/[Y Y]

[ ] D the entry of a charge (conclusive evidence - does not apply to a charge provisionally registered).

[ ] E details of a charge (prima facie evidence).

[ ] F registration of reduction of capital (last reduction).

[ ] G other information, give details.

QANTAS

3 November 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam

Qantas Deferred Share Plan (DSP)

I refer to our letter dated 22 September 2006.

In accordance with Class Order 03/184, please find attached the documentation provided from 1 November 2006 to approximately 170 participants in relation to the grant of performance rights under the DSP 2006 Performance Rights Plan (Rights Plan).

Participants have been provided with a letter and Holding Statement outlining the details of their grant. The letter and Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP; and
2. Rules of the Rights Plan.

Could you please acknowledge receipt of this document by initialling the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Jean Moore
Corporate Lawyer

Enclosed:
Sample letter advising of participation in the Rights Plan
Sample Holding Statement for the Rights Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Rights Plan Rules
Form 7048B

Receipt Acknowledged

SENDER TO KEEP
BN3656904

For Australian Securities & Investments Commission

QANTAS

3 November 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir or Madam

Qantas Deferred Share Plan (DSP)

I refer to our letter dated 22 September 2006.

In accordance with Class Order 03/184, please find attached the documentation provided from 1 November 2006 to approximately 170 participants in relation to the grant of performance rights under the DSP 2006 Performance Rights Plan (Rights Plan).

Participants have been provided with a letter and Holding Statement outlining the details of their grant. The letter and Holding Statement also refers participants to the Executive Remuneration Website which contains general information relating to the operation of the DSP, along with copies of the "Offer Documentation" which comprises the following:

1. Terms & Conditions of the DSP; and
2. Rules of the Rights Plan.

Could you please acknowledge receipt of this document by initialling the attached copy of this letter and returning it to me.

If you have any questions please do not hesitate to contact me on (02) 9691 9954.

Yours faithfully

Jean Moore
Corporate Lawyer

Enclosed: Sample letter advising of participation in the Rights Plan
Sample Holding Statement for the Rights Plan
Executive Remuneration Website – print-out
Terms & Conditions of the DSP
Rights Plan Rules
Form 7048B

Receipt Acknowledged

For Australian Securities & Investments Commission

Australian Securities &
Investments Commission

Form CF08
Corporations Act 2001

Notification of offer regarding employee share schemes - Class Order 03/184

Attach the documents indicated below to this form.

Document details

Indicate in the appropriate box the type of document(s) included with this form.

Type of document		ASIC use only (Form code)
[ ]	Employee Share Scheme - Offer by foreign company	7048A
[x]	Employee Share Scheme - Offer by Australian company	7048B

Company details

Company/entity name
Qantas Airways Limited

ACN/ABN/ARBN (if available)
16 009 661 901

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Jean Moore

ASIC registered agent number (if applicable)
115

Company/entity name
Qantas Airways Limited

ACN/ABN/ARBN (if available)
16 009 661 901

Telephone number
02 9691 9954

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
NSW, 2020

Email address (optional)
jeanmoore@qantas.com.au

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

I certify that the information in this form is true and complete.

Name
Cassandra Jane Hamlin

Capacity
Secretary

Entity name (if acting as an agent)

Signature
[signature]

Date signed
03/11/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 9827 in your capital city.

Or lodge the form in person at an ASIC Service Centre
(see www.asic.gov.au/servicecentres

For help or more information

Telephone 1300 300 630
Email infoline@asic.gov.au
Web www.asic.gov.au

27 October 2006

QANTAS

«Name» «Surname»
«Position»

2006 Qantas Performance Rights Plan

Dear «Name»

I am pleased to advise you that the CEO has approved a grant to you of «Rights» Performance Rights under the Executive Performance Plan.

This program is restricted to a limited number of key Executives within the Qantas Group. The Rights Plan is the long-term element of our Executive Remuneration Framework.

<table>
<tr><td colspan="4">Fixed Annual Remuneration</td><td colspan="4">Set with reference to role, market & experience</td></tr>
<tr><td rowspan="4">Performance Plan</td><td colspan="2">Performance Cash Plan</td><td>Short-Term</td><td colspan="4">Group Financial Target</td></tr>
<tr><td rowspan="3">Performance Equity Plan</td><td rowspan="2">Performance Share Plan</td><td rowspan="2">Medium-Term</td><td colspan="4">Balanced Scorecard Target</td></tr>
<tr><td>Customer</td><td>Operational</td><td>People</td><td>Financial</td></tr>
<tr><td>Performance Rights Plan</td><td>Long-Term</td><td colspan="4">Total Shareholder Return Target allocations to selected Executives.</td></tr>
</table>

The Performance Rights may vest depending on Total Shareholder Return performance of Qantas against two index groups over the period from 1 July 2006 to 30 June 2009. I encourage you to familiarise yourself with the operation of the Rights Plan and other aspects of the Remuneration Framework by reading the detailed information contained on the People section of the Qantas intranet (http://qfintranet.qantas.com.au/people – select the Remuneration & Benefits link).

Please find enclosed a holding statement outlining your participation in the 2006 Performance Rights Plan. If you wish to view a summary of all your Qantas shareholdings, please log-on to the Investors section of the Qantas website (www.qantas.com). You will need your Holding Identification Number or Security Reference Number and some personal details for verification purposes. These numbers are found on the top right hand side of your attached holding statement.

I remind you that the details of this Plan are confidential and must not be disclosed to any other person within Qantas or externally except for financial planning or taxation purposes.

If you have any queries, please contact your People representative. Congratulations on your award!

Yours sincerely

KEVIN BROWN
Executive General Manager
People

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Airways Limited ABN 16 009 661 901
Qantas Centre 203 Coward Street Mascot NSW 2020 Australia
Telephone 61 (2) 9691 3636

qantas.com

QANTAS

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747 (Toll Free within Australia)
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

ASX CODE:	**QAN**
SRN:	
TFN:	**NOT QUOTED**
STATEMENT DATE:	**25 OCTOBER 2006**

QANTAS DEFERRED SHARE PLAN (DSP)
2006 PERFORMANCE RIGHTS PLAN

Note: This statement only records your securities granted under the 2006 Performance Rights Plan

DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
4/10/2006	10,000	$39,005.00

1. As set out in the 2006 Performance Rights Plan Rules, there are Vesting Conditions that must be met prior to the vesting of the Performance Rights. Performance Rights will vest upon the tenth anniversary of the Date of Registration (4 October 2016) to the extent the Performance Hurdle set has been achieved. However, Participants may request that their Performance Rights vest earlier (refer to the 2006 Performance Rights Plan Rules).

2. The Taxable Value of the Rights is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 4 October 2006 ($3.9005).

Please refer to the People section of the Qantas Intranet (http://qfintranet.qantas.com.au/lifestyle.html – click on the Executive & Management Remuneration link) for copies of additional documentation which comprises of the following:

- 2006 Performance Rights Plan Rules;
- Qantas DSP Terms & Conditions; and
- Important Information.

You should seek independent professional advice in relation to your participation in the 2006 Performance Rights Plan.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

QANTAS

HOME SERVICES RESOURCES LIFESTYLE

Site Map

Home

Executive Remuneration Philosophy & Objectives:

1. FAR
2. Performance Plan
   - Performance Plan Timeline
   - Balanced Scorecard
   - Individual Performance Factor
   - Key Performance Indicators
3. Cash Plan
   - At target opportunity
   - Qantas Achievement Factor for the Cash Plan
   - Cash Plan Flowchart
4. Share Plan
   - Qantas Achievement Factor for the Share Plan
   - Volume Weighted Average Price
   - Holding Lock
5. Rights Plan
6. Important Information
7. Guiding Principles
8. Plan Documentation
(Request to Remove Holding Lock forms, are part of the Rules, and can be found in the documentation. Links to the ATO site for access to the Class Rulings can also be found in the documentation)
   - General Information Booklet
   - Share Plan Documentation
   - Rights Plan Documentation
   - Legacy Long Term Incentive Plan Documentation
9. Questions & Answers
10. Who can I contact?

Last updated: 22/11/2005

Content Management | FAQ | Feedback | Change Internet Password

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting of Qantas Airways Limited on 17 October 2002 and amended by the Board on 19 July 2006

Approved by Qantas Chairman (under Board delegation) – 14 September 2006

QANTAS DEFERRED SHARE PLAN
2006 PERFORMANCE RIGHTS PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the 2006 grant of Rights (Performance Rights) to Eligible Employees (excluding Directors) of Qantas (Participants) as part of their long-term incentive. These Rules are extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.3 The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules; or
ii. make an offer subject to additional conditions.

2. Grant of Performance Rights

2.1 Performance Rights are granted to Participants under these Rules:

i. by the Board; or
ii. by the Chief Executive Officer (CEO) when the offer is to be made to Participants other than Qantas Executive General Managers (EGMs).

2.2 Participants who are granted Performance Rights will receive a holding statement.

2.3 Participants will also be notified of the 'taxable value' of their Performance Rights.

3. Vesting Date and Vesting Conditions

Generally, and subject to Rules 5 and 6, Performance Rights will vest following the tenth anniversary from the date of allocation to the extent the Vesting Conditions (Performance Hurdles) are achieved.

4. Performance Hurdles

4.1 The Performance Hurdles (as set out in Attachment 1) will be first tested as at 30 June 2009. The Performance Hurdles will be re-tested at quarterly intervals over the subsequent two year period as at the following dates (each a 'Testing Date'):

- 30 September 2009;
- 31 December 2009;
- 31 March 2010;
- 30 June 2010;
- 30 September 2010;
- 31 December 2010;
- 31 March 2011; and
- 30 June 2011.

Signed for the purposes of section 351 of the Corporations Act.

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited (ABN 16 009 661 901)

QANTAS

13 November 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 410 – Reservation of a Name

Please find enclosed for filing a Form 410 and money order for $40.00

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 9954 during business hours.

Yours faithfully

Jean Moore
Corporate Lawyer

Receipt Acknowledged

for Australian Securities and Investments Commission

SENDER TO KEEP
LIFT & PEEL CN7403949

QANTAS

13 November 2006

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 410 – Reservation of a Name

Please find enclosed for filing a Form 410 and money order for $40.00

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 9954 during business hours.

Yours faithfully

Jean Moore
Corporate Lawyer

Receipt Acknowledged

for Australian Securities and Investments Commission

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia

ASIC registered agent number	115
lodging party or agent name	Cassandra Jane Hamlin
office, level, building name or PO Box no.	Qantas Centre, Building A, Level 9
street number & name	203 Coward Street
suburb/city	Mascot state/territory NSW postcode 2020
telephone	(02) 9691 4262
facsimile	(02) 9691 3339
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **410**

Corporations Act 2001
147-149, 152, 601DA-601DC

Application for
reservation of a name

Name to be reserved Qantas Freight Pty Limited
(include legal identity eg Pty Ltd)

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no
if yes, provide business name(s) registration details.

Business Number : State/Territory of Registration

I DECLARE that I make this application for the name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Type and class of company

☒ proprietary company — ☒ limited by shares ☐ unlimited with share capital

☐ public company — ☐ limited by shares ☐ unlimited with share capital ☐ limited by guarantee ☐ no liability

Purpose of reservation

change of name
current registered name
ACN or ARBN

extension of reservation
reservation number 023189832 expiry date (d/m/y) 14/ 01/ 07
reason for extension Intention is to proceed with incorporation but necessary internal procedures have not finished

(reservation must not have expired before date of lodgment of this application)

new registration

☒ Australian Company — ☒ Chapter 2A - Part 2A.1, a new Australian company ☐ Chapter 5B - Part 5B.1, a body corporate as a company (transfer upon registration)

☐ Foreign Company — ☐ Chapter 5B - Part 5B.2, a foreign company

☐ Registrable Australian Body — ☐ Chapter 5B - Part 5B.2, a registrable Australian body

Details of the applicant

name of applicant Cassandra Jane Hamlin

Is the address of the applicant the same as the lodging party? [x] yes [ ] no

if no, complete address details below

office, level, building name

street number & name

suburb/city state/territory postcode

Signature

This form must be signed by the applicant or the agent for the applicant.

print name Cassandra Jane Hamlin capacity Company Secretary

sign here [signature] date 10 / 11 / 06

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

WARNING - THIS MONEY ORDER IS PROTECTED BY OVERT AND COVERT SECURITY FEATURES. SEE REVERSE FOR ADDITIONAL FEATURES

AUSTRALIA POST

AUSTRALIAN MONEY ORDER

Australia Post has received the amount shown below for payment to the person or organisation named as payee. Refer below and overleaf for conditions of issue and payment.

93111445 08

Issuing Office

Payee: ASIC

Amount of Order	Hundreds	Tens	Units	Cents
	—	Four	—	—

$ 40

LICENSED POST OFFICE 13 NOV 2006 MARRICKVILLE 2204

• Sender should insert their name & address, and details of the payment or their account overleaf.
• Issued without alteration — void if altered.
• Identification required for payment of amounts over $20.
• Subject to clearance if paid into a bank account.

MAXIMUM AMOUNT $1000

Issuing Officer: M. Bailey

⑈111445 2⑈ 902⑆ 806⑆ 67693⑈ 2⑈

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Qantas Airways Limited

Refer to guide for information about corporate key

ACN/ABN
16 009 661 901

Corporate key
84849061

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Jean Moore

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 9954

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Cassandra Jane Hamlin

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
28/02/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	963,037	$5.2332	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 6 / 0 2 / 0 7

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Change to share structure
		C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
10617228

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Jean Moore

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 9954

Postal address
Qantas Centre, Building A, Level 9 203 Coward Street
Mascot NSW 2020

Total number of pages including this cover sheet [ ]

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Cassandra Jane Hamlin

Capacity
[ ] Director
[x] Company secretary

Signature
CHamlin

Date signed
20/03/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☒ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary Shares	1,984,990,348	4,481,248,806	$0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 0 / 0 3 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

***********See Annexure A ***********

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

Member	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
J P Morgan Nominees Australia Ltd	Locked Bag 7 Royal Exchange Sydney NSW 2001	ORD	89,995,694	N/A	481,968,046	N/A	N/A	Y	N	Y
Westpac Custodian Nominees Ltd	50 Pitt Street Sydney NSW 2000	ORD	37,304,800	N/A	327,049,506	N/A	N/A	Y	N	Y
National Nominees Limited	GPO Box 1406M Melbourne VIC 3001	ORD	38,539,166	N/A	239,422,337	N/A	N/A	Y	N	Y
ANZ Nominees Limited	GPO Box 2842AA Melbourne VIC 3001	ORD	30,195,897	N/A	130,563,224	N/A	N/A	Y	N	Y
Citicorp Nominees Pty Limited	GPO Box 764G Melbourne VIC 3001	ORD	N/A	23,767,842	85,760,116	N/A	N/A	Y	N	Y
RBC Dexia Investor Services Australia Nominees Pty Limited	GPO Box 5430 Sydney NSW 2000	ORD	252,569	N/A	39,054,984	N/A	N/A	Y	N	Y
Cogent Nominees Pty Limited	PO Box R209 Royal Exchange Sydney NSW 1225	ORD	8,828,031	N/A	37,196,068	N/A	N/A	Y	N	Y
UBS Nominees Pty Ltd	Level 25 1 Farrer Place Governor Phillip Tower Sydney NSW 2000	ORD	N/A	N/A	21,299,328	N/A	N/A	Y	N	Y

This Annexure "A" of 3 pages referred to in Form 484 Section C - Change to Company Details

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited
Date: Tuesday, 20 March 2007

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

Member	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
HSBC Custody Nominees (Australia) Limited	GPO Box 5302 Sydney NSW 2001	ORD	7,935,609	N/A	21,140,681	N/A	N/A	Y	N	Y
Australian Reward Investment Alliance	C/O J P Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange NSW 1225	ORD	N/A	N/A	18,451,627	N/A	N/A	Y	N	Y
Woodross Nominees Pty Ltd	Level 2 1 Martin Place Sydney NSW 2000	ORD	N/A	N/A	13,987,501	N/A	N/A	Y	N	Y
AMP Life Limited	PO Box R209 Royal Exchange Sydney NSW 1225	ORD	N/A	9,131,219	11,420,137	N/A	N/A	Y	Y	Y
Westpac Financial Services Ltd	50 Pitt Street Sydney NSW 2000	ORD	N/A	3,331,921	8,427,723	N/A	N/A	Y	N	Y
Queensland Investment Corporation	C/- National Nominees Limited GPO Box 2242 Brisbane QLD 4001	ORD	N/A	22,702,650	6,713,335	N/A	N/A	Y	Y	Y
Pacific Custodians Pty Limited	C/- Qantas ESS CRM Locked Bag A14 Sydney South NSW 1235	ORD	N/A	N/A	5,807,393	N/A	N/A	Y	N	Y

This Annexure "A" of 3 pages referred to in Form 484 Section C - Change to Company Details

CHamlin

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited
Date: Tuesday, 20 March 2007

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

Member	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
Merrill Lynch (Australia) Nominees Pty Ltd	Level 41 20 Collins Street Melbourne VIC 3000	ORD	796,188	N/A	5,591,349	N/A	N/A	Y	N	Y
Pan Australia Nominees Pty Limited	GPO Box 7033 Sydney NSW 1170	ORD	N/A	N/A	4,460,000	N/A	N/A	Y	N	Y
Bond Street Custodians Limited	Level 26 20 Bond Street Sydney NSW 2000	ORD	N/A	7,246,623	4,222,163	N/A	N/A	Y	N	Y
Argo Investments Limited	GPO Box 2692 Adelaide SA 5001	ORD	N/A	N/A	3,749,302	N/A	N/A	Y	Y	Y
Victorian Workcover Authority	C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	N/A	3,218,213	3,415,181	N/A	N/A	Y	Y	Y

END

This Annexure "A" of 3 pages referred to in Form 484 Section C - Change to Company Details

CHamlin

Cassandra Jane Hamlin
Acting Company Secretary
Qantas Airways Limited
Date: Tuesday, 20 March 2007